Form 40-F
period 2007-12-31
QUATERRA RESOURCES INC
filed 2008-03-28
CIK 1339688

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________________

FORM 40-F

[      ]     Registration statement pursuant to section 12 of the Securities Exchange Act of 1934 or

[ X ]     Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

Commission file number 1-33965

________________________________

QUATERRA RESOURCES INC.
(Exact name of registrant as specified in its charter)

British Columbia
(Province or other jurisdiction of incorporation or organization)

1000
(Primary Standard Industrial Classification Number)

1100-1199 West Hastings Street
Vancouver, BC
V6E 3T5 Canada
(604) 681-9059
(Address and telephone of principal executive offices)

________________________________

CT Corporation System
818 West Seventh Street
Los Angeles, CA 90017
(213) 627-8252
Name, address, and telephone number of agent for service in the United States

________________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, no par value	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: Not applicable

 Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

[X]    Annual Information Form                               [X]  Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 83,167,005

Indicate by check mark whether the registrant by filing this information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule. Yes [     ]   No [X]

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.
Yes [      ]   No [X] *

* The registrant’s obligation to file report in accordance with Section 13 of the Exchange Act commenced on March 3, 2008. The earliest the registrant will have been subject to such requirements for the past 90 days is June 2, 2008.

EXPLANATORY NOTE

     Quaterra Resources Inc. is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934 (the “Exchange Act”) on Form 40-F. We also qualify as a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and in Rule 405 under the Securities Act of 1933 (the “Securities Act”). Equity securities of the Quaterra Resources Inc. are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

     We prepare our financial statements, which are filed with this annual report on Form 40-F in accordance with Canadian generally accepted accounting principles (“GAAP”), and are subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of the United States companies. We are permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. Significant differences between Canadian GAAP and United States GAAP are described in Note 12 of the audited consolidated financial statements filed as Exhibit 1 to this annual report.

     In addition, disclosure about exploration activities and certain mining terms is different under Canadian standards than under Securities and Exchange Commission (the “Commission”) standards. Accordingly, information contained in this annual report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws. Significant differences between Canadian and United States concepts are described in Preliminary Note IV to the Annual Information Form (“AIF”) filed as Exhibit 2 to this annual report.

FORWARD-LOOKING STATEMENTS

     This annual report and the exhibits incorporated by reference into it contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements with respect to studies performed on the mineral natural resource properties in which we have an interest, the future price of metals and minerals, the estimation of mineral resources and reserves, the realization of mineral resource and reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage, and the timing and possible outcome of pending litigation. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in Preliminary Note V to our AIF filed as Exhibit 2 to this annual report.

     The forward-looking statements contained in the exhibits incorporated by reference into this annual report are made as of the respective dates set forth in such exhibits. These forward-looking statements are based on the beliefs, expectations, and opinions of management on the date the statements are made. In preparing this annual report, we have not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof. Nor do we assume any obligation to update such forward-looking statements in the future. For the reasons set forth above, readers should not place undue reliance on forward-looking statements.

ANNUAL INFORMATION FORM

     Our AIF for the fiscal year ended December 31, 2007 is filed as Exhibit 2 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

     The audited consolidated financial statements of Quaterra Resources Inc. for the fiscal years ended December 31, 2007 and 2006, including the report of the auditors with respect thereto, are filed as Exhibit 1 and incorporated by reference in this annual report on Form 40-F.

Management’s Discussion and Analysis

     Our management’s discussion and analysis (“MD&A”) is filed as Exhibit 3 and incorporated by reference in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

     As of the end of the period covered by this annual report for the fiscal year ended December 31, 2007, we carried out an evaluation, under the supervision and with the participation of Thomas C. Patton and Scott B. Hean, our principal executive officer and our principal financial officer respectively, of the effectiveness of the design and operation of disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective.

Internal Control Over Financial Reporting

     This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of a registered public accounting firm due to a transition period established by rules of the Commission for newly public companies.

     There has been no change in our internal control over financial reporting during the fiscal year covered by this annual report ending December 31, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

     We were not an issuer of securities subject to Regulation BTR under the Exchange Act during the fiscal year ended December 31, 2007.

CODE OF ETHICS

     The Company has adopted a Code of Business Conduct and Ethics for all its directors, executive officers and employees. It is available in the Governance section of our website at www.quaterraaresources.com. All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on our web site and furnished to the Commission on Form 6-K. There have been no amendments, waivers or implicit waivers to the code during the fiscal year ended December 31, 2007.

AUDIT COMMITTEE

Audit Committee

     Our Board of Directors has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. Our Audit Committee is composed of Robert Gayton, John R. Kerr, Tracy Stevenson, and LeRoy Wilkes, all of whom, in the opinion of the directors, are independent (as determined under Rule 10A-3 of the Exchange Act) and are financially literate. Please refer to Item 9 in our AIF under Exhibit 2 for details in connection with each of these members and their qualifications.

Audit Committee Financial Expert

     We have determined that Robert Gayton meets the audit committee financial expert criteria prescribed by the Commission in Exchange Act Rule 10A-3 and the rules of the American Stock Exchange (“AMEX”), the United States exchange on which the our common stock is listed. Dr. Gayton has been designated as an audit committee financial expert for the Audit Committee. As disclosed above, in the opinion of the Board of Directors, Dr. Gayton is independent as determined under Rule 10A-3 of the Exchange Act.

PRINCIPAL ACCOUNTING FEES AND SERVICES

     The following table shows the aggregate fees billed to us by our principal accountant Smythe Ratcliffe LLP, Chartered Accountants, in each of the last two fiscal years.

Years ended December 31,
	2007	2006
Audit Fees	CDN$24,500	CDN$20,000
Audit-Related Fees	nil	nil
Tax Fees	CDN$2,750	nil
All Other Fees (1)	CDN$10,960	CDN$110

(1)	These fees include services rendered as part of our AMEX listing and Sarbanes-Oxley compliance.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES
PROVIDED BY INDEPENDENT AUDITORS

     The Audit Committee nominates and engages the independent auditors to audit the financial statements and approves all audit, audit-related services, tax services and other services provided by our external auditors. Any services provided by our external auditors that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement.

OFF-BALANCE SHEET ARRANGEMENTS

     We do not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CONTRACTUAL OBLIGATIONS

     The following table lists as of December 31, 2007 information with respect to our known contractual obligations. Further information about the mineral properties described below is found in Note 5 to our audited annual financial statements filed as Exhibit 1 and Part K.iv of our MD&A filed as Exhibit 3.

Payments due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Letter of Agreement for lease of claims in Arizona strip district (1)	US$140,000	US$40,000	US$100,000	-	-
Option to purchase mining claims in Arizona, Utah, and Wyoming (2)	US$410,000	US$75,000	US$335,000	-	-
Agreements to acquire right to earn interest in McArthur copper oxide mine in Lyon County, Nevada (3)	US$2,470,000	US$275,000	US$2,195,000	-	-
Agreement to acquire right to earn interest in S.W. Tintic Claims in Juab County, Utah (March 2007) (4)	US$980,000	US$20,000	US$60,000	US$100,000	US$800,000
Agreement to acquire right to earn interest in S.W. Tintic Claims in Juab County, Utah (August 2007), including promissory note (5)	US$550,000	US$275,000	US$275,000	-	-
Option to purchase Gray Hills claims in Lions County, Nevada (6)	US$130,000(6)	US$25,000	US$65,000	US$40,000(6)	-(6)
Agreement to acquire right to earn interest in Herbert Glacier in Mineral County, Nevada (7)	US$198,000(7)	US$12,000	US$24,000	US$32,000	US$130,000(7)
Option to acquire prospect permits in Texas properties (8)	US$550,000	US$50,000	US$130,000	US$370,000	-
Agreement to acquire right to earn interest in Copper Canyon Project in Mineral County, Nevada (9)	US$610,000	US$35,000	US$225,000	US$350,000	-
Agreement to acquire right to earn interest in Majuba Hill in Mineral County, Nevada (10)	US$2,900,000	US$100,000	US$350,000	US$750,000	US$1,700,000
TOTAL	US$8,938,000	US$907,000	US$3,759,000	US$1,642,000	US$2,630,000

(1)

Pursuant to an August 2006 agreement with Nustar Exploration LLC, we leased 18 claims in the Arizona strip district. The terms of the Nustar lease are as follows: (i) an upfront payment of US$20,000 (paid); (ii) a first anniversary payment of US$30,000 (paid), a second anniversary payment of US$40,000; and (iii) a final third anniversary payment of US$100,000. The claims also are subject to royalty payments.

(2)

Pursuant to a June 2005 agreement with North Exploration LLC, we acquired an option to purchase mining claims situated in Arizona, Utah and Wyoming. To exercise the option, we are required to make staged payments totalling US$500,000 over five years and to issue 600,000 common shares over three years, as follows: (i) US$15,000 and issue 200,000 common shares on or before September 6, 2005 (paid and issued); (ii) US$25,000 and issue 200,000 common shares on or before September 6, 2006 (paid and issued); (iii) US$50,000 and issue 200,000 common shares on or before September 6, 2007 (paid and issued); (iv) US$75,000 on or before September 6, 2008; (v) US$135,000 on or before September 6, 2009; (vi) US$200,000 on or before September 6, 2010. If we meet the above terms and conditions and elect to exercise the option, then the property may be purchased with a further payment of US$100. The agreement also contains royalty payment provisions upon commencement of commercial production.

(3)

Pursuant to an October 2005 agreement with North Exploration LLC, we acquired the right to earn an interest in 66 unpatented mining claims covering the former MacArthur copper-oxide mine, in the Yerington district of Lyon County, Nevada. To earn a 100% interest, we were required under the original agreement to make staged payments totalling US $1,785,000 by January 15, 2008 as follows: (i) US$10,000 upon execution (paid); (ii) US$25,000 on or before January 15, 2006 (paid); (iii) US$75,000 on or before January 15, 2007 (paid); (iv) US$1,675,000 on or before January 15, 2008. However, since we met our obligation of US$100,000 in stage payments by January 15, 2007 and incurred US$500,000 in exploration expenditures by January 15, 2008, we elected to acquire the property by making additional payments totalling US$2,645,000 as follows: (i) US$100,000 on or before January 15, 2008; (ii) US $125,000 on or before January 15, 2009; (iii) US $2,420,000 on or before January 15, 2010. Under an amendment dated January 17, 2007 to the original agreement made October 2005, US$350,000 will be deducted from the final payment above to compensate for payments to Charles Gary Clifton (i) $175,000 (paid); (ii) $175,000 to be paid by December 31, 2008.

(4)

Pursuant to a March 2007 agreement with North Exploration LLC, we acquired the right to earn an interest in 27 unpatented mining claims that form part of the S.W. Tintic Claims in Juab County, Utah. To earn a 100% interest, we are required to make staged payments totalling US $1,000,000 by February 16, 2018 as follows: (i) US$20,000 initial payment (paid); (ii) US$20,000 on or before February 15, 2008 (paid); (iii) US$20,000 on or before February 15, 2009; (iv) US$40,000 on or before February 15, 2010; (v) US$50,000 on or before February 15, 2011; (vi) US$50,000 on or before February 15, 2012; (vii) US$100,000 on or before February 15, 2013; (viii) US$100,000 on or before February 15, 2014; (ix) US$100,000 on or before February 15, 2015; (x) US$250,000 on or before February 15, 2016; and (xi) US$250,000 on or before February 15, 2017. Alternatively, we may acquire the property at any time by paying US$1,000,000 less any previously paid amounts. The claims also are subject to royalty payments.

(5)

Pursuant to an August 2007 agreement with The Benjamin and Carol Weir Trust, we acquired the right to earn an interest in 81 unpatented mining claims that form part of the S.W. Tintic Claims in Juab County, Utah. To earn a 100% interest, we are required to make payments as follows: (i) US$254,410 initial payment (paid); (ii) US$5,000 deposit (paid); (iii) US$275,000 on or before August 29, 2008, and (iv) US$275,000 on or before August 29, 2009. The final two payments of US$275,000 each are governed by a promissory note with a two years and no interest. We have guaranteed full payment of the notes.

(6)

Pursuant to a July 2007 agreement with Larry McIntosh, we entered into a lease with an option to purchase 43 mining claims known as Gray Hills claims in Lions County, Nevada. We may exercise the option at any time for US$500,000. To earn a 100% interest, we are required to make payments as follows: (i) US$15,000 initial payment (paid); (ii) US$20,000 on or before July 11, 2007 (paid); (iii) US$25,000 on or before July 11, 2008; (iv) US$30,000 on or before July 11, 2009; (v) US$35,000 on or before July 11, 2010; and (vi) US$40,000 on or before July 11, 2011 and each anniversary until we exercise the option to purchase the properties or the optionee chooses to withdraw from the lease. The claims also are subject to royalty payments.

(7)

Pursuant to a November 2007 agreement with Dale Henkins, Floyd Branson and Jim Wilson, we acquired the right to earn an interest in 17 mining claims known as the Herbert Glacier in Mineral County, Nevada. To earn a 100% interest, we are required to make advance royalty payments as follows: (i) US$12,000 initial payment (paid); (ii) US$12,000 on or before November 19, 2008 (paid); (iii) US$12,000 on or before November 19, 2009; (iv) US$12,000 on or before November 19, 2010; (v) US$12,000 on or before November 19, 2011; (vi) US$20,000 on or before November 19, 2012; (vii) US$20,000 on or before November 19, 2013; (viii) US$20,000 on or before November 19, 2014; (ix) US$20,000 on or before November 19, 2015; (x) US$20,000 on or before November 19, 2016; (xi) US$20,000 on or before November 19, 2017; and (xii) US$30,000 on or before November 19, 2018 and every consecutive anniversary thereafter. We also must incur US$25,000 in exploration expenditures by November 19, 2008 and a further US$25,000 in exploration expenditures each year thereafter. The claims also are subject to royalty payments.

(8)

Pursuant to a March 2007 option agreement with Andryck Patterson and Daniel Soto, we have the right to acquire 2 prospect permits in Texas. The option payments are as follows: (i) US$50,000 initial payment (paid); (ii) US$50,000 on or before March 27, 2008 (paid); (iii) US$60,000 on or before March 27, 2009; (iv) US$70,000 on or before March 27, 2010; (v) US$150,000 on or before March 27, 2011; and (vi) US$220,000 on or before March 27, 2012.

(9)

Pursuant to a November 2007 agreement with Royal Pretoria Gold LLC, we acquired the right to earn an interest in 4 mining claims known as the Copper Canyon Project in Mineral County, Nevada. To earn a 100% interest, we are required to make staged payments totalling US$625,000 by November 6, 2011 as follows: (i) US$15,000 initial payment (paid); (ii) US$35,000 on or before November 6, 2008; (iii) US$75,000 on or before November 6, 2009; (iv) US$150,000 on or before November 6, 2010; and (v) US$350,000 on or before November 6, 2011. We also must pay $750,000 within five business days of deciding to commence commercial production. The claims also are subject to royalty payments.

(10)

Pursuant to a December 2007 agreement with Majuba Mining Ltd, we acquired the right to earn an interest in 77 mining claims known as the Majuba Hill Project in Mineral county, Nevada. To earn a 100% interest, we are required to make staged payments totalling US $3,000,000 by December 10, 2015 as follows: (i) US$100,000 initial payment (paid); (ii) US$100,000 on or before December 10, 2008; (iii) US$100,000 on or before December 10, 2009; (iv) US$250,000 on or before December 10, 2010; (v) US$250,000 on or before December 10, 2011; (vi) US$500,000 on or before December 10, 2012; (vii) US$500,000 on or before December 10, 2013; (viii) US$500,000 on or before December 10, 2014; and (ix) US$700,000 on or before December 10, 2015. We also must incur cumulative US$1,000,000 in exploration expenditures by December 10, 2012. If we incur less than that amount, we must pay the shortfall by December 10, 2012. The claims also are subject to royalty payments.

AMEX CORPORATE GOVERNANCE

     Our common shares are listed on AMEX. Section 110 of the AMEX company guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which our governance practices differ from those followed by domestic companies pursuant to AMEX standards is as follows:

Shareholder Meeting Quorum Requirement: The AMEX minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on AMEX is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its Articles. A quorum for a meeting of members of the Company is one person present in person, being a shareholder entitled to vote thereat or a duly appointed proxy holder for an absent shareholder so entitled.

     In addition, we may from time-to-time seek relief from AMEX corporate governance requirements on specific transactions under Section 110 of the AMEX Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, we shall make the disclosure of such transactions available on our website or by means of a submission on Form 6-K.

UNDERTAKINGS

     We undertake to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or to transactions in said securities.

CONSENT TO SERVICE OF PROCESS

     We have filed with the Commission a written Irrevocable Consent and Power of Attorney on Form F-X. Any change to the name or address of the agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referring to the file number of the registrant.

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

QUATERRA RESOURCES INC.

Dated: March 26, 2008	By:	/s/ Scott Hean
Scott B. Hean
Chief Financial Officer

EXHIBIT INDEX

Annual Information
1.	Audited consolidated annual financial statements and notes thereto for the fiscal years ended December 31, 2007 and 2006 together with the report of the auditors thereon and US GAAP reconciliation
2.	Annual Information Form for the fiscal year ended December 31, 2007
3.	Management’s Discussion and Analysis for the fiscal year ended December 31, 2007 and 2006

Certifications
4.	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
5.	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
6.	Certification Pursuant to 18 U.S.C. Section 1350 Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents
7.	Auditor’s Consent
8.	Expert’s Consent of Caracle Creek International Consulting, Inc.
9.	Expert’s Consent of Avalon Development Corp.