Form 20-F
period 2008-12-31
QUATERRA RESOURCES INC
filed 2009-04-01
CIK 1339688

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________________

FORM 20-F

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

[   ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[   ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

________________________________

Commission file number 1-33965

QUATERRA RESOURCES INC.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

1100 – 1199 West Hastings Street, Vancouver, British Columbia, Canada V6E 3T5
(Address of principal executive offices)

Scott B. Hean, Chief Financial Officer
1100 – 1199 West Hastings Street, Vancouver, British Columbia, Canada V6E 3T5
Phone (604) 681-9059 and Fax (604) 688-4670
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

________________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered
Common Shares, no par value	NYSE Amex

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 87,463,483 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. [   ]  Yes    [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to
file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. [   ]  Yes    [X] No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the
Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required
to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes   [   ] No

     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [   ]              Accelerated filer [X]                  Non-accelerated filer [   ]

Indicate by check mark which basis of accounting the registration has used to prepare the financial statements included in this filing:

U.S. GAAP [   ]
International Financial Reporting Standards as issued by the International Accounting Standards board [   ]
Other [X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [X]
Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the
Exchange Act). [   ]  Yes    [X] No

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

          This annual report contains forward-looking statements about our operations and planned future activities within the meaning of the safe harbor for such statements under the Private Securities Litigation Reform Act of 1995. Statements that are not historical fact and relate to predictions, expectations, belief, plans, projections, objectives, assumptions, future events, or future performance may be “forward-looking statements.” You are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

  our ability to finance the continued exploration of our mineral properties;

  our history of losses and expectation of future losses;

  our ability to obtain adequate financing for our planned exploration activities;

  uncertainty of production at our mineral exploration properties;

  the lack of Proven Mineral Reserves or Probable Mineral Reserves;

  the impact of governmental regulations, including environmental regulations; and

  commodity price fluctuations.

          These forward-looking statements are based on the beliefs of our management as well as on assumptions made by and information currently available to us at the time such statements were made. We undertake no obligation to update forward-looking statements should circumstances or estimates or opinions change.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

          We prepare our financial statements, which are filed with this annual report on Form 20-F in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), and are subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of the United States companies, which typically report according to United States generally accepted accounting principles (“US GAAP”). Significant differences between Canadian GAAP and US GAAP are described in Note 16 of our consolidated financial statements in Item 17 of this annual report.

          In addition, disclosure about exploration activities and certain mining terms is different under Canadian standards than under Securities and Exchange Commission (“SEC”) standards. Accordingly, information contained in this annual report containing descriptions of our mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws.

- ii -

GLOSSARY OF GEOLOGIC AND MINING TERMS

Anomaly:	A geological feature distinguished by geological, geochemical or geophysical means, which is detectably different than the general surroundings and is sometimes of potential economic value.

Breccia:	Rock consisting of more or less angular fragments in a matrix of finer-grained material or cementing material.

Diamond drill:	A type of drill in which the cutting is done by abrasion using diamonds embedded in a matrix rather than by percussion. The drill cuts a core of rock which is recovered in long cylindrical sections.

Dilution:	Process whereby unwanted gangue or waste rock is mixed with ore during mining.

Epithermal:

A class of ore deposits that form generally less than 1 km from surface. These deposits, which can host economic quantities of gold, silver, copper, lead and zinc are formed as a result of the precipitation of ore minerals from up-welling hydrothermal fluids. There are several classes of epithermal deposits that are defined on the basis of fluid chemistry and resulting alteration and ore mineralogy. Fluid chemistry is largely controlled by the proximity to igneous intrusive rocks and as a result igneous fluid content.

Extrusive Rock:	Igneous rock that has solidified on the earth’s surface from volcanic action.

Fluid inclusion:

A cavity, with or without negative crystal faces, containing one or two fluid phases, and possibly one or more minute crystals, in a host crystal. If two fluid phases are present, the vapor phase (bubble) may show Brownian motion.

Folds:	Flexures in bedded or layered rock formed when forces are applied gradually to rocks over a long period of time.

Fracture:	Breaks in a rock, usually due to intensive folding or faulting.

Gambusino:	An individual miner working without machinery.

Gangue:	Term used to describe worthless minerals or rock waste mixed in with the valuable minerals.

Gouge:	The finely ground rock that result from the abrasion along a fault surface.

Grade:

The concentration of each ore metal in a rock sample, usually given as weight percent. Where extremely low concentrations are involved, the concentration may be given in grams per tonne (g/t) or ounces per ton (oz/t). The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

Hectare:	A square of 100 metres on each side.

Indicated Mineral Resource:

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as out-crops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource:	An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and

- iii -

reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Lithology:	The physical characteristics of a rock or a rock formation.

Mafic:	A term used to describe ferromagnesian minerals. Rocks composed mainly of ferromagnesian minerals are correctly termed melanocratic.

Massive:	A term used to describe sulfide ores containing more than 50% volume of sulphide.

Measured Mineral
Resource:

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineral Deposit or
Mineralized Material:

A mineralized body which has been intersected by sufficient closely spaced drill holes and or underground sampling to support sufficient tonnage and average grade of metal(s) to warrant further exploration-development work. This deposit does not qualify as a commercially mineable ore body (Reserves), as prescribed under SEC standards, until a final and comprehensive economic, technical, and legal feasibility study based upon the test results is concluded.

Mineral
Resource:

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mineral Reserve:

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineralization:	Usually implies minerals of value occurring in rocks.

Ore:	A natural aggregate of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.

Probable Mineral
Reserve:

A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances a Measured, Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Properties as
prospects:	A property is a claim owned by a company and a prospect is a claim in which a company holds an interest.

- iv -

Proven Mineral
Reserve:

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Reserve(s):	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

Reverse
circulation drill:	A rotary percussion drill in which the drilling mud and cuttings return to the surface through the drill pipe.

Tailings:	Material rejected from a mill after recoverable valuable minerals have been extracted.

GLOSSARY OF ABBREVIATIONS

Ag:	Silver
Ag gm/t:	Silver grade measured in grams per metric tonne
AMR:	Advance minimum royalty payments
Au:	Gold
Au gm/t:	Gold grade measured in grams per metric tonne
Ba:	Barium
Co:	Cobalt
CSAMT:	Controlled source audio-frequency magneto telluric geophysical survey
Cu:	Copper
EIS:	Environmental Impact Statement
Fe:	Iron
43-101:	Canadian National Instrument 43-101
gpm:	gallons per minute
gpt:	grams per tonne
g/t:	grams per tonne
IP:	Induced Polarization geophysical survey
m.y:	Million years
Ni:	Nickel
NSR:	Net smelter return royalty
Oz:	Troy ounce
oz/t or opt:	Ounces per ton.
Pb:	Lead
Pd:	Palladium
PGE:	Platinum Group Element
PGM:	Platinum group minerals
PPB:	Parts per billion
PPM:	Parts per million
Pt:	Platinum
S:	Sulphur
TD:	Total depth of a drill hole.
tpd:	Tonnes per day
U3O8:	Uranium oxide known as “yellow cake”.
VLF:	Very low frequency electromagnetic geophysical survey
VMS:	Volcanogenic massive sulphide

- v -

CONVERSION TABLES

Conversion Table
Imperial			Metric

1 Acre	=	0.404686	Hectares
1 Foot	=	0.304800	Metres
1 Mile	=	1.609344	Kilometres
1 Ton	=	0.907185	Tonnes
1 Ounce (troy)/ton	=	34.285700	Grams/Tonne

Precious metal units and conversion factors

ppb	- Part per billion	1	ppb	=	0.0010	ppm	=	0.000030 oz/t
ppm	- Part per million	100	ppb	=	0.1000	ppm	=	0.002920 oz/t
oz	- Ounce (troy)	10,000	ppb	=	10.0000	ppm	=	0.291670 oz/t
oz/t	- Ounce per ton (avdp.)	1	ppm	=	1.0000	ug/g	=	1.000000 g/tonne
g	- Gram
g/tonne	- gram per metric ton	1	oz/t	=	34.2857	ppm
mg	- milligram	1	Carat	=	41.6660	mg/g
kg	- kilogram	1	ton (avdp.)	=	907.1848	kg
ug	- microgram	1	oz (troy)	=	31.1035	g

- vi -

PART I

ITEM 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.           OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.           KEY INFORMATION

A.           Selected Financial Data

          The following table sets forth our selected consolidated financial data for the five years ended December 31, 2008 prepared in accordance with Canadian GAAP and corresponding information prepared in accordance with US GAAP. This information should be read in conjunction with our consolidated financial statements included in Item 17 this annual report.

(Expressed in Canadian dollars)	Fiscal year ended December 31
Canadian GAAP	2008	2007	2006	2005	2004
Sales or operating revenues	Nil	Nil	Nil	Nil	Nil
Net (loss)	(6,834,181)	(7,303,204)	(3,830,534)	(788,060)	(685,952)
(Loss) per common share	(0.08)	(0.09)	(0.05)	(0.01)	(0.01)
Total assets	34,397,289	24,198,211	17,304,544	5,855,847	3,727,071
Net assets	29,953,008	22,491,941	17,063,017	5,527,409	3,492,483
Capital stock	48,318,994	36,875,448	27,861,058	15,172,975	12,672,761
Common shares outstanding	87,463,483	83,167,005	78,104,820	65,522,200	57,347,200
Dividends per common share	Nil	Nil	Nil	Nil	Nil

	Fiscal year ended December 31
US GAAP	2008	2007	2006	2005	2004
Sales or operating revenues	Nil	Nil	Nil	Nil	Nil
Net (loss)	(19,226,463)	(15,217,588)	(6,476,885)	(1,960,598)	(996,820)
(Loss) per common share	(0.22)	(0.19)	(0.09)	(0.03)	(0.02)
Total assets	8,887,616	11,087,462	12,144,179	2,098,964	1,754,124
Net assets	4,625,258	9,381,192	11,866,652	2,976,395	2,115,007
Capital stock	48,318,994	36,875,448	27,861,058	15,172,975	12,672,761
Common shares outstanding	87,463,483	83,167,005	78,104,820	65,522,200	57,347,200
Dividends per common share	Nil	Nil	Nil	Nil	Nil

Exchange Rate Data

          Unless otherwise indicated, all monetary references herein are denominated in Canadian Dollars. References to “$” or “Dollars” are to Canadian Dollars and references to “US$” or “U.S. Dollars” are to United States Dollars.

          For the past five fiscal years ended December 31, 2008, the average rates (calculated by using the average of the exchange rates on the last day of each month during the period) and for each of the previous six months, the high and low exchange rates for Canadian dollars expressed in terms of U.S. dollars (i.e., U.S. dollars required to purchase one Canadian dollar):

Financial Year	Average Exchange Rate
2008	0.9381
2007	0.9309
2006	0.8818
2005	0.8254
2004	0.7682

Financial Month	Exchange Rate
	High	Low
February 2009	0.8203	0.7868
January 2009	0.8459	0.7844
December 2008	0.8360	0.7710
November 2008	0.8694	0.7782
October 2008	0.9428	0.7727
September 2008	0.9673	0.9262

          On March 24, 2009, the ending exchange rate for the conversion of one Canadian dollar was 0.81056 U.S.

B.           Capitalization and Indebtedness

          Not applicable.

C.           Reasons for the Offer and Use of Proceeds

          Not applicable.

D.           Risk Factors

We may not have sufficient funds to complete further exploration programs.

          We have limited financial resources (working capital deficiency of $504,419 at December 31, 2008), do not generate operating revenue, and must finance our exploration activity by other means, including financing equity or debt financing. We cannot provide any assurance that additional funding will be available for further exploration of our projects or to fulfill our anticipated obligations under our existing property agreements. As reflected in Note 1 to our consolidated financial statements, our ability to continue as a going concern is dependent on our ability to obtain financing. If we fail to obtain additional financing, we will have to delay or cancel further exploration of our properties, and we could lose all of our interest in our properties.

We have a history of losses and expect to incur losses for the foreseeable future.

          We have incurred losses during each of the prior three periods in the amounts of $6,834,181, for the year ended December 31, 2008, $7,303,304 for the year ended December 31, 2007, and $3,830,534 for the year ended December 31, 2006. As of December 31, 2008, we had an accumulated deficit of $28,627,483. We expect to continue to incur losses unless and until such time as one or more of our properties enter into commercial production and generate sufficient revenues to fund our continuing operations.

Our exploration programs may not result in a commercial mining operation.

          Mineral exploration involves significant risk because few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines. Our mineral properties are without a known body of commercial ore and our proposed programs are an exploratory search for ore. We cannot provide any assurance that our current exploration programs will result in any commercial mining operation. If the exploration programs do not result in the discovery of commercial ore, we will be required to acquire additional properties and write-off all of our investments in our existing properties.

We do not have Proven Mineral Reserves or Probable Mineral Reserves.

          We have not established the presence of any Proven Mineral Reserves or Probable Mineral Reserves (as such terms are defined in National Instrument 43-101 of the Canadian Securities Administrators) at any of our mineral properties. We cannot provide any assurance that future feasibility studies will establish Proven Mineral Reserves or Probable Mineral Reserves at our properties. The failure to establish Proven Mineral Reserves or Probable Mineral Reserves could restrict our ability to successfully implement our strategies for long-term growth.

Our future business and financial condition are dependent upon resource prices.

          Resource prices have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond our control. These include international economic and political trends, inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new and improved extraction and production methods. These factors may negatively affect the marketability of any ore or minerals discovered at, and extracted from, our properties. If, because of a sustained decline in prices, financing were not available to meet cash operating costs, the feasibility of continuing operations would be evaluated and if warranted, would be discontinued.

Our common share price has been and may continue to be subject to volatility.

          U.S. and Canadian securities markets since 2008 have experienced high levels of price and volume volatility, and the market price of securities of many companies have experience wide fluctuation in price which have not necessarily been related to the operating performance underlying assets values or prospects of such companies. Factors unrelated to our financial performance or prospects include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. Our share price, financial condition, and results of operations are all also likely to be significantly affected by short-term changes in uranium, gold, silver and copper prices. Continual fluctuations in metal prices may occur. As a result of any of these factors, the market price of our shares at any given point in time may be subject to wide swings unrelated to any direct action by our operations.

Some of our directors and officers may have conflicts of interest due to their involvement with other natural resource companies.

          Some our directors and officers are directors or officers of other natural resource or mining-related companies and these associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, we may miss the opportunity to participate in certain transactions, which may have a material, adverse effect on our financial position.

We may experience difficulty attracting and retaining qualified management to grow our business.

          We are dependent on the services of key executives including our Chief Executive Officer and other highly skilled and experienced executives and personnel focused on advancing our corporate objectives as well as the identification of new opportunities for growth and funding. Due to our relatively small size, the loss of these persons or our inability to attract and retain additional highly skilled employees required for our activities may have a material adverse effect on our business and financial condition.

We may be limited in our ability to manage growth.

          Should we be successful in our efforts to develop mineral properties or to raise capital for such development or for the development of other mining ventures, we may experience significant growth in operations. Any expansion of our business would place demands on our management, operational capacity, and financial resources. We anticipate that we will need to recruit qualified personnel in all areas of operations. There can be no assurance that we will be effective in retaining our current personnel or attracting and retaining additional qualified personnel, expanding our operational capacity or otherwise managing growth. The failure to manage growth effectively could have a material adverse effect on the our business, financial condition and results of operations.

Environmental and other regulatory requirements may limit our operations and increase our expenses.

          Our operations are subject to environmental regulations promulgated by various Canadian, U.S., and Mexican government agencies. Claims and current and future operations will be governed by laws and regulations governing mineral concession acquisition, prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies such as ours that engage in exploration activities often experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Issuance of permits for our exploration activities is subject to the discretion of government authorities, and we may be unable to obtain or maintain such permits. Permits required for future exploration or development may not be obtainable on reasonable terms or on a timely basis. Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact us and cause increases in capital expenditures or require abandonment or delays in exploration.

Operating hazards associated with mining may expose us to liability.

          Mining operations generally involve a high degree of risk, including hazards such as unusual or unexpected geological formations. Operations in which we have an interest are subject to all the hazards and risks normally incidental to exploration, development and production of minerals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to or loss of life and property, environmental damage and possible legal liability for any or all damage or loss. We currently do not maintain standard insurance policies on our properties. We may become subject to liability for cave-ins and other hazards for which we cannot fully insure or against which we may elect not to insure where premium costs are disproportionate to our perception of the relevant risks. For example, we are not currently covered by any form of political risk insurance or any form of environmental liability insurance. The payment of such insurance premiums and the incurring of such liabilities would reduce the funds available for exploration activities.

Our properties may be subject to uncertain title.

          The acquisition of title to resource properties or interest therein is a very detailed and time consuming process. Title to and the area of resource concessions may be disputed. We have investigated title to all of our mineral properties and, to the best of our knowledge, title to all of our properties are in good standing. The properties may be subject to prior, and in some cases, not fully ascertainable unregistered agreements or transfers, and title may be affected by undetected defects. Title may be based upon interpretation of a country’s laws, which laws may be ambiguous, inconsistently applied and subject to reinterpretation or change.

Enforcement of judgments or bringing actions outside the United States against us and our directors and officers may be difficult.

          We are organized under the law of and headquartered in British Columbia, Canada, and the majority of our directors and officers are not citizens or residents of the U.S. In addition, a substantial part of our assets are located outside the U.S. and Canada. As a result, it may be difficult or impossible for you to (a) enforce in courts outside the U.S. judgments against us and a majority of our directors and officers, obtained in U.S. courts based upon the civil liability provisions of U.S. federal securities laws or (b) bring in courts outside the U.S. an original action against us and our directors and officers to enforce liabilities based upon such U.S. securities laws.

ITEM 4.           INFORMATION ON THE COMPANY

A.           History and Development of the Company

          Our legal and commercial name is Quaterra Resources Inc. We operate as a corporation pursuant to the laws of the Province of British Columbia under the British Columbia Business Corporations Act. We originally were incorporated on May 11, 1993 under the name Aquaterre Mineral Development Ltd. On October 23, 1997, we changed our name to Quaterra Resources Inc. and consolidated our share capital in a five-for-one split.

          Our principal place of business is 1100 – 1199 West Hastings Street, Vancouver, British Columbia, Canada V6E 3T5 and our telephone number is (604) 681-9059. Our registered agent in the Province of British Columbia is Jeffrey T.K. Fraser Law Corp., Suite 950, 1199 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3T5. Our agent for service of process in the United States is CT Corporation System 520 Pike Street, Suite 985, Seattle, WA 98101.

          Since our incorporation, substantially all our capital has been deployed to development of our exploration stage business. We have not undertaken any material mergers or acquisitions other than in the ordinary course of business. There have been no public takeover offers by third parties with respect to our shares and we have made no public takeover offers with respect to another company’s shares.

B.           Business Overview

          We are an exploration stage company focused on exploration and development of mineral properties in North America. We currently are exploring for copper, uranium, molybdenum, and precious metals in the United States and Mexico. Our exploration efforts are directed at properties with potential to host large base metal, precious metal, and uranium deposits. When identifying prospects, we consider the following criteria: infrastructure; environment and location that is favorable for building a mine; large tonnage and/or high grade potential; significant, unrealized upside; and opportunity to acquire a 100% interest under reasonable terms.

          We made several acquisitions during the year. On July 22, 2008, we acquired the Cave Peak molybdenum prospect from the State of Texas. The prospect covers three breccia pipes, one of which contains significant molybdenum mineralization. On September 30, 2008 we completed a joint venture agreement with EXMIN Resources Inc. on EXMIN’s East Durango concession. We have the right to earn a 75% interest in EXMIN’s East Durango property. The East Durango property consists of the 11,181 hectare Tecolote concession which abuts and is directly north of Quaterra’s Mirasol-Americas projects. On November 24, 2008 we secured an option with the Willow Creek Discovery Group, LLC to acquire 100% of the Willow Creek porphyry molybdenum prospect in southwestern Montana. Willow Creek is a North American asset in a major mineral belt where we have the opportunity to earn a 100% interest and make a significant near-term discovery in an area with excellent infrastructure

          For more information about our business, please refer to Item 4.D “Property, Plants and Equipment” below.

C.            Organizational Structure

Note 1

Quaterra Alaska, Inc. is 100% owned Quaterra Resources Inc. and holds Duke Island, Big Bar, Arizona, Wyoming and Utah Uranium properties, MacArthur, Yerington, SW Tintic, Gray Hills, Peg Leg, Carbon County, Herbert Glacier, Texas claims, Copper Canyon and Majuba Hill.

Note 2	Minera Agua Tierra S.A. de C.V. is 100% owned by Quaterra Resources Inc. and holds Nieves, Los Crestones, Las Americas - Mirasol.
Note 3	Quaterra Blackberry Nieves (BVI) JV Corp. is 50% owned by Quaterra Resources Inc. and holds 50% of the Nieves property.

D.           Property, Plants and Equipment

Principal Property Interests In The United States

Arizona Uranium Claims, USA

Acquisition and Staking of Uranium Claims

          We commenced uranium exploration in Arizona in June 2005 with the acquisition of 99 unpatented lode mining claims from North Exploration LLC (“North”) that cover several uranium breccia pipe targets in the Arizona Strip district. Under the terms of the North agreement, we may acquire a 100% interest in any or all of the North claims by making staged payments over a five-year period totaling US$500,000 and issuing 600,000 common shares. The North Properties are subject to a 2% production royalty on each Property, 1% of which may be purchased by us for US$1 million. The North agreement also included an option to acquire other properties in Utah and Wyoming that are prospective for both uranium and vanadium.

          In mid 2006, we signed a letter agreement with Nu Star Exploration LLC (“Nustar”) to lease 18 Claims covering 4 additional breccia pipe targets in the district. The terms of the Nustar lease are an upfront payment of US$20,000, a first anniversary payment of US$30,000, a second anniversary payment of US$40,000 and a final third anniversary payment of US$100,000. The Nustar Claims are subject to a 4 % Yellowcake royalty, 75% of which we can buy back for US$500,000 per Claim group (thereby reducing the royalty from 4% to 1%).

          We staked an additional 550 mining Claims on the Arizona Strip in 2006 and another 1,450 claims were perfected in early 2007 to cover more than 200 high and moderate priority anomalies identified by an airborne VTEM geophysical survey. Our mineral rights now include 2,568 unpatented mining claims and 3 square miles of Arizona State Mineral leases that together form a total project area of approximately 85 square miles. The properties consist of many individual and scattered claim blocks that have been selectively staked over targets with some surface expression of a possible collapse structure, with favorable VTEM geophysical signatures and within areas of known mineralized occurrences.

Expenditures to Date

          Acquisition costs incurred to December 31, 2008 were $3,534,618 and exploration expenditures were $6,982,347 for a total of $10,516,965. Acquisition costs incurred to December 31, 2007 were $2,956,192 and exploration expenditures were $3,519,528 for a total of $6,475,720.

Location, Access and Infrastructure

          Our Arizona Uranium property is located in the northern Arizona Strip uranium district in Coconino and Mohave Counties. The property occupies the southwest corner of the Colorado Plateau physiographic province in northwestern Arizona just south of the Utah state line (Figure 4.1) . It is bounded to the west by the Grand Wash Cliffs and to the east by the Echo Cliffs. The area is characterized by a broad and featureless expanse of range land that becomes deeply incised by canyons of four major drainages.

          Access to the property is provided by maintained county roads, mine access roads and a network of BLM recognized dirt roads and jeep trails used by ranchers and prospectors as well as State and Federal authorities for land management. Nearly all of the surface and mineral rights with the exception of the Arizona State lands are Federal and managed by the Bureau of Land Management with a field office in St. George, Utah.

Figure 4.1: Location map of the Arizona Strip Uranium Property

History

          Uranium mineralization was first discovered on the Arizona strip in a mineralized breccia pipe in 1947. The uranium occurred in association with copper mineralization at the Orphan mine two miles west of the visitor’s center on the south rim of the Grand Canyon. The first uranium ore was shipped by the Golden Crown Mining Company in 1956 to a buying station in Tuba City. Before closing in 1969, the Orphan operation produced a reported total of 4.4 million lbs of uranium in material averaging 0.42% U3O8 and 6.7 million lbs of copper. (Baillieul, T.A. and Zollinger, R.C. (1980) NURE Grand Canyon Quadrangle, Arizona PGJ-020, 41p.).

          The relationship of uranium to copper mineralization initiated an investigation of several small copper deposits in the region. Uranium was identified in the Hack Canyon copper mine on the northern Arizona strip in the 1950s but it was not until 1974 when Western Nuclear discovered uranium ore bodies in the Hack 1 and Hack 2 breccia pipes that industry began to focus attention on the emerging district. Energy Fuels Nuclear Inc. (“Energy Fuels”) acquired the Hack Canyon ore bodies in 1980 and initiated an intense campaign of land acquisition and exploration that over the next ten years discovered seven ore bodies. With the entrance of Pathfinder Mines and Union Pacific Resources, at least three additional mineralized breccia pipes were added to the district. Several more were in earlier stages of discovery when in the early 1990s the price of uranium dropped below the cost of production.

          The Arizona Strip historically represents some of the highest grade mineralization and most profitable per pound uranium production in the United States. Energy Fuels breccia pipe uranium mines were some of last hard rock uranium producers in the US prior to the price decline of the 1990s. Since 1980, the Arizona Strip has produced in excess of 19 million pounds of uranium, averaging 0.65% U3O8 from seven mines. Of these mines, Hack Canyon I, II, and III, Pigeon and Hermit are mined out and have been reclaimed, Pinenut and Arizona 1 (owned by Dennison Mines) are currently in the final phases of development and pending permitting to commence production and Kanab North has been placed on a standby with reserves remaining.

Geology and Mineralization

          The canyon walls of northern Arizona expose numerous breccia pipes that are characteristic of the collapse structures that host uranium mineralization in the Arizona strip. Initiated by the roof collapse of caverns in the Mississippian Redwall Limestone, a pipe of breccia forms through the subsequent collapse of overlying sediments through mechanical and chemical processes to form a vertical column of breccia. Breccia pipes in the region average 200 to 400 feet in width and can extend upward over 3,000 feet from the Redwall Limestone to the upper Triassic sequence. (Figure 4.2) .

Figure 4.2: Diagrammatic Stratigraphic Section of the Arizona Strips showing a Characteristic collapse breccia pipe. (After W.J. Breed, 1974).

          Many northern Arizona breccia pipes exhibit several common morphological features that are used to identify the structures at the surface and to position drill holes at depth (Figure 4.3) . The cylindrical area of vertically displaced breccia in the center of the pipe is generally referred to as the “pipe throat.” The amount of vertical displacement in the throat ranges from 50 to several hundred feet and often decreases up section. The internal geometry of the throat can be complicated by the later formation of “pipe in pipe” structures. These internal features are the result of late stage (often post-mineral) collapse due to continued dissolution of carbonates in the lower reaches of the pipe throat. They may result in the dispersal and elimination of economic accumulations of uranium mineralization in the pipe.

          The throat of a breccia pipe is seldom visible at the surface when not exposed in canyon walls. Where covered by the Triassic Moenkopi siltstone or recent alluvium, the only evidence of a pipe structure may be a large circular structure of gently inward dipping beds or even more subtle circular anomalies formed by ring fractures and vegetation. These features are caused by the dissolution of evaporites in the Permian Toroweap and Kaibab Formations (PKfm) along the margins of the throat during the formation of the pipe. As the evaporites are removed, a pronounced structural depression or “collapse cone” develops in the overlying strata above the Coconino sandstone. Many of the collapse cones are characterized by a thick section of Moenkopi siltstone that fills the cone near the upper Kaibab horizon. Although breccia pipes often have some structural symmetry at different levels, the throat of a pipe is not always in the center of a collapse cone and circular depressions are not always related to pipes.

Figure 4.3: Morphology of a typical northern Arizona Strip breccia pipe.

          Uranium mineralization in breccia pipes of the northern district occurs predominantly within the pipe throat and below the upper Hermit contact. Mineralization is also present in ring fractures along the margins of the throat, and in the underlying Supai Group, but significant accumulations at this level are less common on the north rim than in the southern district. Economic concentrations of mineralization often occur over a vertical distance of more than 600 feet in the pipe throat. Scattered mineralization can extend well below the upper contact of the Esplanade Sandstone.

          Uranium occurs primarily as pitchblende in voids between sand grains and replacing rock fragments of a reduced sandstone dominant breccia derived from the Coconino Sandstone. Calcite and gypsum are common cementing minerals. Associated trace elements include copper, arsenic, nickel, lead, zinc and silver. The mineralized breccia often contains abundant bitumen that is considered an important reducing agent for the geochemical system. Uranium is generally thought to have been transported to the pipe by oxidizing ground waters in the Coconino Sandstone and deposited in a “trap” of porous sandstone breccia within the non porous pipe walls of Hermit siltstone and above a relatively tight base of siltstone dominant breccia. Finely disseminated pyrite is common in the mineralized zone and may contribute to the reducing environment necessary for the deposition of uranium. Immediately above the mineralization, pyrite becomes massive and forms a “cap” of pyrite after marcasite that can exceed 50 feet in thickness.

          The USGS Open File Report (OFR-89-550) shows the mapped locations of 1,296 pipes in northern Arizona. More than 90% of mapped pipes are shown within the deeper canyons of the region where they are exposed by erosion of the younger strata. Because of their scenic value, these canyons have been withdrawn from exploration and mining. However, the same density of pipes is probable at depth in the surrounding district where the number of known pipes decreases dramatically below the cover of successive layers of younger sediments until fewer than 2 pipes are evident over a surface area of 500 square miles in the upper Triassic sequence (Figure 4.4) . Clearly, the upper level of stoping by collapse varies and many pipes may occur at depth within the district and remain “hidden” with no surface evidence of a pipe throat. If these structures penetrate the Coconino Sandstone, an ore body may exist with no pipe feature at the surface.

Figure 4.4: Diagrammatic Cross Section of the Northern Arizona Strip Uranium District Showing the approximate frequency and relative distribution of solution collapse breccia pipes within various stratigraphic horizons.

          Hidden pipes may be the most numerous types of mineralized structures. Until the discovery of A-1, the Hack 2 mine was the only “hidden” pipe ever discovered in the district. Hack 2 was also the largest deposit ever mined in the district with approximately 7 million pounds of U3O8 produced. The number of pipes identified to date may represent only a small fraction of the number of mineralized hidden pipes that lie waiting to be discovered at depth. With continued exploration, the Arizona Strip may soon become one of the more significant producing uranium districts in the United States.

Recent Exploration and Drilling Results

          The discovery of new deposits in a mature district requires a determined and innovative approach combined with the latest exploration technology. We initiated uranium exploration on the Arizona Strip in 2006 with methods that have been proven by years of past experience with Energy Fuels Nuclear. Geologic mapping, aerial photography and satellite imagery have been and continue to be used extensively to identify breccia pipe targets. When a target was located, surface time-domain electromagnetic geophysical surveys had significant success in defining areas of thickened (conductive) siltstone within the surface structure. Shallow drill holes are used define a collapse cone and to target deep holes to test for mineralization in the pipe throat. Most of the obvious targets identified by these methods have been located and drill tested by companies exploring the northern district in the 1980s. However, extensive areas remained unexplored because of the time and expense required by the surface geophysical surveys.

          Since commencing on the Arizona Strip, we have drilled 98,403 feet in 105 shallow and 41 deep holes that investigated 25 targets (Table 4.1) . The program had limited success until we contracted Geotech Ltd. to conduct the first extensive test of an airborne time-domain electromagnetic system (VTEM) in the district in early 2007. The VTEM system identified most of the known breccia pipes and more than 200 moderate to high priority targets on our property with similar geophysical signatures but with little or no outcropping evidence of a collapse feature. The similarities to known structures and the sheer number of targets suggested that many of the anomalies could be hidden pipes.

Table 4.1:

          The first VTEM target tested by us resulted in the discovery of the first new mineralized breccia pipe found on the Arizona Strip in 18 years. Discovery Hole A-01-31 intercepted a thickness of 57 feet averaging 0.33% U3O8 at a depth of1,034 feet. The intercept includes a higher grade interval of 28 feet averaging 0.58% U3O8.The drill-hole data indicate that the A-1 structure is a hidden breccia pipe. Upward collapse of the A-1 pipe stopped more than 400 feet below the surface. A list of all drill intercepts at A-1 are shown in Table 4.2.

          The A-1 discovery proved the concept of airborne geophysical detection of hidden pipes. The discovery represents the only hidden pipe discovered in 28 years. Many of the future discoveries in the district will probably be hidden breccia pipes and they could also be some of the most important.

          Hack 2, the largest and one of the highest grade uranium deposits ever discovered on the Arizona Strip, may have this status precisely because it is a hidden pipe. When internal collapse causing the upward growth of breccia pipes continues after ore deposition, the uranium deposit can be destroyed as mineralization is displaced and disseminated downward through the structure.

Table 4.2:

          We followed up on the discovery of the A-1 mineralized pipe with a drilling program in 2008 dedicated to testing several more of the many airborne geophysical anomalies on our properties. The first hole to test the second geophysical anomaly identified a new breccia pipe with high-grade uranium mineralization at A-20. Discovery Hole A-20-01 intercepted a thickness of 34.5 feet averaging 0.37% U3O8 at a depth of 1,442 feet, including a high-grade zone of 6.5 feet averaging 0.63% U3O8 at a depth of 1,443 feet. The hole also intercepted a deeper zone of 13.0 feet averaging 0.46% at a depth of 1,567 feet that includes a higher grade interval of 10.0 feet averaging 0.58% .

          The relative size of the A-20 pipe can not yet be determined, but it may be comparable to the larger breccia pipes in the district. Only three holes have been completed in the structure, one exited the pipe above the favorable mineralized horizon and two have penetrated pipe breccia. The discovery underscored the validity of the technique and raised expectations for the more than 200 moderate to high priority anomalies remaining on our property. All intercepts are shown in Table 4.3.

Table 4.3:

          Near surface structures were identified in all but three of seven additional targets tested during the year. The A-18 target, located midway between and about half a mile from our mineralized Ollie and A20 pipes, is in an ideal position for a single development to access all three targets. To date, five deep and two shallow holes have been completed that define a 40-foot-deep structural depression at the upper Fossil Mountain horizon. The deep holes have encountered up to eight feet of altered Hermit shale and a strongly altered section of Coconino sandstone that are indicative of close proximity to a pipe throat.

          Drilling at the A51 target, located 1.5 miles west of our A1 discovery provided similar encouragement. Three shallow holes and four deep holes defined a 60-foot-deep structure at the upper Fossil Mountain horizon and more than 20 feet of alteration in the Hermit shale. A gamma log of one deep hole showed a radiometric anomaly over a thickness of 15 feet in the Toroweap Formation. The holes are believed to have encountered the outer margins of a breccia pipe structure.

          While waiting to complete a down-hole survey, one rig was moved to the Ollie prospect to re-enter and probe an old hole drilled by Energy Fuels Nuclear in 1990. The probe identified an intercept in hole JH2618-04 of 52.5 feet averaging 0.24% eU3O8 at a depth of 1,342.5 feet, including 27.0 feet averaging 0.36% eU3O8 at a depth of 1,359.5 feet. A down-hole TEM survey (using technology that was nonexistent during the EFN program) identified a significant anomaly to the south of the drilled area which suggests that a large section of the Ollie pipe may remain untested. The down-hole TEM proved exceptionally valuable in locating the pyrite cap and providing information to target additional drill holes.

          The A-21 VTEM target may also be a pipe, but deep drilling has failed to encounter the throat below the upper Coconino horizon. Three shallow and two deep holes have defined approximately 30 feet of structural closure in the Kaibab Formation and up to five feet of altered Hermit Shale below the lower Coconino contact indicating the proximity of a pipe structure. Additional shallow drilling will be required to target the pipe throat at depth.

          Our land position on the Arizona Strip, selectively staked to control airborne geophysical anomalies, has given us a unique advantage in the search for breccia pipes. The success of our 2008 drilling program has proven the validity of the geophysical targets and added significantly to the prospective value of the many anomalies remaining to be tested on our properties.

Future Work Plans

          A limited drilling program to test some of our higher priority breccia pipe targets is planned for Arizona Strip. The size of the program will be dependent on the strength of the uranium market and availability of funding for the project. We presently have a total of 27 breccia pipe targets that are fully permitted for exploration of which 16 are bonded and ready for drilling. The drilling program to date has identified 3 mineralized breccia pipes and three targets classified as “probable pipes”; all of which are consider high priority for future drilling.

MacArthur, Nevada, USA

Acquisition and Staking of Copper Claims

          The MacArthur property consists of 409 unpatented lode claims totaling approximately 8,450 acres on lands administered by the US Bureau of Land Management (BLM) (Figure 4.5). The claims are held by means of a mineral lease with option to purchase, executed on August 27, 2005, followed by two amendments dated January 15, 2007 and August 6, 2007, with North. We have the right to purchase the claims from North by making a net payment of US$2,070,000 by January 15, 2010. The gross final payment of $2,420,000 will be reduced by US$350,000 for the purchase of the PIT claims. Our purchase is subject to a two percent Net Smelter Return (NSR) royalty with a royalty buy down option of $1,000,000 to purchase one percent of the NSR, leaving a perpetual one percent NSR.

Figure 4.5: Location map of the MacArthur Copper project

Expenditures to Date

          Acquisition costs incurred to December 31, 2008 were $812,380 and exploration expenditures were $7,452,228 for a total of $8,264,608. Acquisition costs incurred to December 31, 2007 were $525,713 and exploration expenditures were $2,407,015 for a total of $2,932,728.

Location, Access and Infrastructure

          The MacArthur Copper Property is located near the geographic center of Lyon County, Nevada, USA along the northeastern flank of the Singatse Range approximately seven miles northwest of the town of Yerington, Nevada. The property is accessible from Yerington by approximately five miles of paved roads and two miles of maintained gravel road. A 100-foot wide gravel haul road that accessed the MacArthur open pit copper mine during the 1990s leads 5 miles south to the Yerington Mine. Beyond the MacArthur pit area are several existing historic two-track dirt roads that provide access throughout the property. Topographic coverage is on US Geological Survey “Mason Butte” and “Lincoln Flat” 7.5’ topographic quadrangles. The nearest major city is Reno, Nevada approximately 75 miles to the northwest.

History

          Over the history of the MacArthur project, several operators have contributed to the current drillhole database of more than 300 holes (Table 4.4) .

Table 4.4:
Exploration Drilling History
MacArthur Copper Project
January 2009

Operator	Drill Program Date	Number of	Feet Drilled
	Range	Holes Drilled
U.S. Bureau of Mines	1947-50	8	3,414
Anaconda Company	1955-57	14	3,690
Bear Creek Mining Company	1963-??	Unknown	Unknown
Superior Oil Company	1967-68	11	13,116
Anaconda Company	1972-73	280	55,809
Pangea Explorations, Inc.	1987-1991	15	2,110
Arimetco International, Inc.	Unknown	Unknown	Unknown
Total		328	78,139

          During the late 1940s, Consolidated Copper Mines consolidated various claims into a single package that became known as MacArthur, and then attracted the interest of the US Bureau of Mines during their investigation and development of domestic mineral resources. The Bureau of Mines completed 7,680 feet of trenching in 1948 and followed up with eight diamond drillholes for 3,414 feet in 1950 (Matson, 1952). Five of the US Bureau of Mines’ holes (#1-5) fall within the northern segment of the present day MacArthur open pit where green copper-stained croppings predominated (Table 4.5) . Holes #6-8 were collared in an area of widespread iron oxide staining approximately 2,000 feet north of the MacArthur pit. Oxide copper intersected in the southern holes #1-5 whilst secondary, sooty, chalcocite enrichment was found in the northern holes #6-8. Following the US Bureau of Mines exploration and drilling, Consolidated Copper abandoned their claims.

Table 4.5
U.S. Bureau of Mines 1947-1950 Drilling Highlights
QUATERRA ALASKA, INC. – MACARTHUR PROJECT
January 2009

Hole ID	Total Depth (ft)	Key Intercepts	Notes
Hole 1	220	110+: 0.2%Cu	Bottomed in +0.2%Cu
Hole 2	556’ (-45º)	509-556’: 0.55	Bottomed in 0.55
Hole 3	428’	245-286’: 0.40
Hole 4	469’ (-45º)	79-114’:0.82,ave .2+/-	Lost hole
Hole 5	510	291’+:0.25;ave. 0.2+/-	Bottomed in 0.25
Hole 6	409’	241-303’:0.61. 303’+: ~0.15	Bottomed in 0.2
Hole 7	428’	262-297’: 0.51
Hole 8	394’	250-299’: 0.36	Lost hole

          During the middle 1950s, Anaconda, by then operating the Yerington Mine, acquired leases and began investigations at MacArthur including 33 shallow drillholes (only 11 exceeding 100 feet) during 1955, 1956, and 1957. Six Anaconda holes (#’s 12, 14-17, and 19) fall within the current MacArthur pit limits. Key interval assay results from the holes exceeding 100 feet in depth are shown in Table 4.6 (Anaconda Collection-American Heritage Center). Anaconda, likely searching for shallow oxide feed for their Yerington mine, abandoned the claims sometime after 1957.

Table 4.6:
Anaconda Company 1955-1957 Drilling Highlights
MacArthur Copper Project
January 2009

Hole ID	Total Depth (ft)	Key Intercepts	Notes
Mc 9	388’	153-188’: 0.52% Cu	Bottomed in <0.1% Cu
Mc10	350	139-161’: 0.44% Cu	Bottomed in 0.09% Cu
Mc 11	299’	144-178: 0.32% Cu	Bottomed in 0.2% Cu
Mc 12	471’	267-273: 1.0% Cu
Mc 13	292’		Bottomed in <0.1% Cu
Mc 17	152’		Bottomed in 0.12% Cu
Mc 18	493’	306-380: 0.35% Cu	Bottomed in 0.13% Cu
Mc 19	347’	65-150: 0.22% Cu	Bottomed in 0.08% Cu
Mc 20	292’		Bottomed in 0.06% Cu
Mc 21	252’		Bottomed in 0.05% Cu
Mc 22	263’	235-245’ 1.02% Cu	Bottomed in 0.15% Cu

          In 1963, Bear Creek Mining Company (Bear Creek) optioned claims on the MacArthur property that included leases on the Gallagher area to the west (within our current claim position) and staked additional claims. Bear Creek completed large-scale geologic mapping, rock chip (and float) grid sampling, alteration mapping, Induced Polarization (IP) and audio magneto-telluric geophysical surveys, and drilled at least fourteen air rotary holes, the deepest to 663 feet. At least four holes for 1,237 feet were drilled to satisfy claim staking location work. Exploration drilling was targeted on limonite cappings and on IP anomalies. Bear Creek drilled north and west of the MacArthur pit boundaries, focusing most of their attention and drilling in the Gallagher area.

          During 1967 to 1968, The Superior Oil Company (Superior) optioned the claims formerly held by Bear Creek and drilled eleven holes as rotary pre-collar, core finish, for 13,116 feet testing the concept that a deep primary sulfide-bearing porphyry copper ore shell might underlie the MacArthur oxide mineralization heretofore tested no deeper than 663 feet. Two of Superior’s holes were collared along the current north margin of the MacArthur pit while the remainder fall within our claim boundaries. Superior failed to meet objectives and abandoned the claims in the late 1960s.

          During the early 1970s, with the Yerington mine nearing the end of its life, Anaconda acquired a land position and launched an extensive trenching and rotary drilling program (over 225 rotary holes for approximately 46,000 feet in 1972 and 55 rotary holes for approximately 9,809 feet in 1973) over and adjacent to the present day MacArthur pit. The result was a resource approaching 13 million tons of plus 0.4 percent Cu (1972 data only), described as an oxidized low-grade copper deposit which has been locally enriched by exotic copper (Heatwole, 1978). Anaconda’s resource calculations were developed into the mine plan supporting the 5.5 million tons at 0.30 percent Cu mined from the MacArthur pit by Arimetco during 1995-1997.

          During 1987 to 1991, Pangea located 304 unpatented lode claims and conducted an aggressive gold evaluation of the MacArthur area from the present day MacArthur pit westerly to the Gallagher area. Pangea’s program included over 549 rock chip samples, geologic and alteration mapping, followed by trenching two target areas (Adams, 1987). Eight trenches for 1,420 ft were cut and sampled in the Gallagher area and four additional trenches for 720 ft located in an undefined “north target”. Table 4.7 details some of Pangea’s exploration drilling results. Anomalous gold values (41 samples exceeding 0.5 g / tonne Au) led to a 15-hole / 2,110-foot reverse circulation drilling program with 1,310 feet in seven holes testing the Gallagher area. Pangea found the drilling results discouraging (best gold value of 0.026 oz / short ton over five feet) and abandoned the property thereafter.

Table 4.7:
Pangea Exploration 1987-1991 Drilling Highlights
MacArthur Copper Project
January 2009

Hole ID	Interval	Interval Length	Gold Grade
	(ft)	(ft)	(oz/ton)
MAC 91-1	20-45	25.012
	165-175	10.013

MAC 91-2	100-110	10.012
	130-145	15.016
MAC 91-3	75-90	15.013
MAC 91-4	45-55	10.011
	145-155	10.015
MAC 91-5	90-100	10.011
MAC 91-6	85-95	10.021
	100-110	10.014
	85-110	25.014
MAC 91-7	5-15	10.015
	55-75	20.016
MAC 91-8	105-115	10.016
MAC 91-9	75-85	10.015
MAC 91-10	60-80	20.014
MAC 91-11	20-30	10.011

          Metech Pty. Ltd., of Perth, Australia was commissioned to prepare an ore reserve and mining planning study of the MacArthur deposit in 1989. Metech digitized the Anaconda data set which consisted of 11,529 assay intervals from 290 drill holes. The Metech study developed a statistically controlled Kriged ore body model of the MacArthur deposit within defined zones of mineralization. The study reported the definition of a (non 43-101 compliant) overall “geologic reserve” of 63.2 million tons grading 0.26% TCu at a 0.18% TCu cut-off.

          In 1989 Arimetco International (“Arimetco”) purchased the Anaconda Yerington district properties and consolidated a major land position consisting of over 8,500 acres including 85 patented claims. Arimetco entered the district to extract copper by heap leaching methods, with initial production from the Anaconda Yerington mine oxide stockpile and Yerington mine vat leach tailings. Arimetco’s leach pads were located on the Yerington mine dump and tailings sites approximately five miles south of the MacArthur property. During evaluation and mining of the MacArthur mine, Arimetco drilled an unknown number of holes as a check on Anaconda’s 1972 to 1973 drilling. Anaconda’s drilling and resource calculations provided the mine planning data for Arimetco’s MacArthur mine.

          Arimetco mined a total of six million tons at an estimated grade of 0.36 % total copper using open pit methods from the MacArthur deposit in the period of 1995 to 1998. The low-grade oxide ore was trucked to heaps at the Yerington site where it was successfully processed with operations to remove copper from the Yerington mine tailings using a solvent extraction electro-winning process. Due to financial difficulties resulting primarily from the low price of copper, Arimetco sought protection under Chapter 11 of the U. S. bankruptcy Code in January 1997 and suspended all operations in 2000. After Arimetco’s departure, the mining Claims over the deposit were allowed to expire. No consistent, large-scale mining has occurred on the site.

Geology

          The MacArthur copper deposit forms part of the Yerington mining district which includes at least three, large, porphyry copper deposits (Yerington, Ann Mason, Bear-Lagomarsino), as well as two large IOCG deposits (Pumpkin Hollow, and Minnesota). Mineralization ranges from disseminated porphyry copper occurrences to skarn, limestone replacement, and vein type deposits.

          The Yerington area is underlain by early Mesozoic volcanic and sedimentary rocks now exposed along uplands in the Singatse Range in the west and the Wassuk Range to the east. These Mesozoic rocks were intruded by two Middle Jurassic batholiths, an older granodiorite (Yerington Batholith) and younger quartz monzonite (Bear Quartz Monzonite) that comprise the majority of outcropping rocks in the district. These batholiths were themselves intruded by another Middle Jurassic quartz monzonite event moderately to steeply north dipping quartz-biotite-hornblende porphyry dike swarms, associated with copper mineralization, striking north-northwesterly across the entire mining district.

          Early to Middle Tertiary volcanics deposited ash flow tuffs prior to the advent of normal, faulting associated with Late Tertiary basin-and-range extension that displaced and tilted all of the above-mentioned rocks. These faults dip east and are curved, concave upward, so that the dip of the fault flattens eastward. Net displacements are in an east-west direction. The geologic section is completed by post-faulting conglomerates and alluvium section.

          At MacArthur, the older granodiorite underlies most of the northern and western parts of our claim block. The intrusive weathers as an irregularly orange stained, medium olive green, fine to medium grained rock. Greenish epidote and minor orange limonite staining are present to common. Megascopic rock constituents include ~50 percent plagioclase, ~20 percent orthoclase, <20 percent quartz, 5 to 20 percent mafics (hornblende), 1 to 10 percent epidote, (and minor magnetite and other opaques) overprinted by irregular orange limonite alteration.

          The quartz monzonite, cropping out along the east part of the claim block and underlying the MacArthur pit, is beige to light gray to off white, fine to medium grained, hard but well-fractured, with minor textural variants. Megascopic constituents include ~30 percent orthoclase, ~30 percent plagioclase, ~ 20 percent quartz, and 5 to 10 percent hornblende. In bench walls at the MacArthur Pit, quartz monzonite hosts conspicuous light brown limonite alteration banding (averaging 4 to 6 per foot) sub-parallel to the steeply north dipping, west-northwest trending quartz porphyry dikes. Along the eastern portions of the property, including the eastern third of the MacArthur pit, quartz monzonite assumes a light gray color due to widespread sodic-calcic alteration.

          A phase referred to as the “border-phase quartz monzonite” commonly lies at the contact between the granodiorite and the quartz monzonite. The border-phase quartz monzonite is finer-grained than the quartz monzonite and has more abundant potassium feldspar. The border-phase may represent a contact zone between the quartz monzonite and granodiorite or may represent another Middle Jurassic intrusive event.

          Quartz porphyry dikes that host a large portion of the primary copper mineralization at Anaconda’s Yerington mine are associated with all copper occurrences in the district. The porphyry dikes at MacArthur are classified by dominate mafic minerals into quartz biotite porphyry and quartz hornblende porphyry, each subdivided further based on composition and alteration. Dikes contain feldspar crystals and either hornblende or biotite crystals set in an aphanitic matrix. The structures are typically ridge-formers with widths to 50 feet, dip steeply to the north, and follow a penetrative north-northwest (S60°E to S80°E) structural fabric. Narrow (<10 feet) fine grained andesite dikes, post porphyry diking, follow the same NNW structural fabric.

          Jurassic age andesite dikes in the walls of the MacArthur Pit can be traced from bench to bench and projected across the pit floors. Andesite dikes are commonly very fine grained, plagioclase-bearing porphyries that pinch and swell as they fill fractures. Fist-sized pillows may be a weathering product. Andesite dikes intrude the hornblende and biotite quartz porphyry dikes.

          Tertiary hornblende andesite dikes have also been identified on the MacArthur property. These dikes are similar, but coarser grained than the Jurassic andesite dikes, containing abundant, acicular, black hornblende phenocrysts and occasionally plagioclase phenocrysts.

          The Mesozoic intrusive rocks are unconformably overlain by a series of nine Mid-Tertiary ash flow tuff units. Our claims partly cover one of the units, the Guild Mine Member, a crystal rich ash flow tuff dated at 27.1 to 25.1 Ma (Proffett and Proffett, 1976).

Mineralization

          The MacArthur deposit is part of a large, partially defined porphyry copper system that has been complicated by complex faulting and possible post-mineral tilting. Events leading to the current geometry and distribution of known mineralization include 1) emplacement of primary porphyry copper mineralization; 2) supergene enrichment resulting in the formation of a widespread, tabular zone of secondary chalcocite mineralization below outcrops of totally oxidized rocks called a leached cap; and 3) oxidation of outcropping and near-surface parts of this chalcocite blanket coupled with partial remobilization of copper to form the upper zone of oxide copper now exposed in the MacArthur pit.

          Based on drilling to date, the copper deposit is a 50-150 foot thick, tabular zone of secondary copper (oxides and chalcocite) covering an area of approximately 1.5 square miles. This mineralized zone has been only partially delineated and remains open for extension to the north, west and south. The flat-lying zones of oxide copper mirror topography, exhibit strong fracture control and range in thickness from 50 to 100 feet. Secondary chalcocite mineralization forms a blanket up to 50 feet thick that is mixed with and underlies the oxide copper. Primary chalcopyrite mineralization has been intersected in several locations mixed with and below the chalcocite. The extent of the primary copper is unknown as most of the drill holes bottomed at 400 feet or less.

          Copper oxide mineralization is visible in the MacArthur open pit where a total of twelve, 7-meter high benches step down toward the northeast following the original topography. The excavation exposes copper mineralization including chrysocolla, copper wad (neotocite), pitch limonite (vitreous, goethite) and minor amounts of malachite and azurite all hosted in medium grained, biotite, quartz monzonite. Although copper wad (neotocite) and chrysocolla are exposed in the pit walls throughout most of the pit area, the copper wad is more abundant near the western end of the pit while chrysocolla is more common near the east end. “Pitch” limonite, (goethite) after chalcopyrite occurs sporadically as individual disseminations as well as along hairline veinlets containing biotized hornblende.

          A significant amount of chalcocite has been intersected in drillholes. Chalcocite is seen on drill chips coating pyrite and chalcopyrite as weak to strong coatings and is strongest when pooled around the MacArthur fault. Chalcopyrite is present as disseminations and veinlets, with or without chalcocite. As much of the historic drilling was stopped at shallow (<400 foot) depths, the scope and extent of chalcopyrite mineralization has not been fully defined. Hole QM-040, drilled at the western end of the northern most section of drill holes intercepted a drilled thickness of 260 feet of predominantly chalcocite mineralization (with moderate amounts of chalcocite coating chalcopyrite) below the MacArthur fault averaging 0.38% TCu at a depth of 140 feet, including 20 feet assaying 1.48% TCu. The hole bottomed in mineralization at a total depth of 400 feet.

          Both copper oxide and chalcocite mineralization occur over approximately 9,000 feet east-west by 4,500 feet north-south as defined by drilling. Copper oxides are structurally controlled coating fractures, joint surfaces, and developed as green or black “streaks” within shears and faults over several feet. Oxide mineralization occurs as a general, flat-lying geometry extending down as much as 150 feet or deeper below surface. Chalcocite mineralization forms a flat-lying blanket, up to 50 feet thick, mixed with and below oxide mineralization.

          Primary chalcopyrite mineralization occurs irregularly with chalcocite and as porphyry style disseminations or as veinlets in quartz monzonite below both the oxide and chalcocite mineralization where it is associated with potassic alteration. Our drilling program in the Gallagher area has delineated a zone of chalcopyrite mineralization that extends over a north-south distance of 2,500 feet. The primary sulfide zone has a defined width of 500 feet and extends to a depth of approximately 650 feet.

          Chalcopyrite mineralization has also been identified north of the pit in association with pervasive sericite and magnetite in quartz monzonite. The chalcopyrite mineralized zone (partially enriched with chalcocite) in hole QM-068 averages 1.15 % TCu over a drilled thickness of 115 feet at a depth of 470 feet. The zone is believed to have the potential of developing down-dip to the north toward a possible porphyry center at depth.

Exploration and Drilling Results

          We acquired the digitized Anaconda exploration and drilling data package in August 2006 and commenced a review of the deposit geology and mineralization model using Datamine software. The data was used to assess the required drilling and sampling to complete a technical report on the MacArthur Project with the objective of preparing a 43-101 compliant resource estimate.

          The lateral zonation of supergene copper minerals visible at the surface, a possible chalcocite blanket to the north of the pit, and a large, pervasive phyllic alteration zone to the north and west of the mine workings, all suggested that the MacArthur deposit could have a significant potential for growth; both in the form of copper oxides and as primary sulfides in a related porphyry system.

          In April 2007, we commenced a drilling program to twin approximately 10% of the shallow holes that defined the previously explored copper oxide mineralization at MacArthur and to identify extensions of copper oxide and chalcocite mineralization in the vicinity of the open pit. The program also included 5 deep core holes to investigate the potential for primary copper mineralization in relation to a primary copper porphyry system at depth.

          The 20-month drilling program totaled 80,100 feet in 173 holes including 23,900 feet of core in 49 holes and 56,200 feet of reverse circulation drilling in 124 holes. Although limited to a maximum disturbance of 5 acres under a Notice of Intent permit, the program was designed to maximize the use of existing roads and disturbances. The drilling successfully targeted a deeper chalcocite zone in step-out holes from the pit, expanded the known oxide mineralization, and encountered a large, underlying tabular blanket of mixed oxide-chalcocite mineralization that remains open for extension by additional drilling. The 50-150 foot thick zone of secondary copper has been defined over an area of approximately 1.5 square miles. The chalcocite blanket is associated with and overlies primary chalcopyrite mineralization verified by our deeper drillholes in the western and northern margins of the drilled area. The primary copper mineralization in the northern area is a target for a possible porphyry center. A complete list for all drill hole intercepts for the project may be found in the February 17, 2009 Tetra Tech 43-101 technical report filed on Sedar at www.sedar.com.

          A helicopter-borne aeromagnetic survey conducted over the project early in 2008 coupled with an inversion of historical IPR data presents a geophysical interpretation of the MacArthur project area is both indicative of mineralization presently identified on the project and encouraging for future growth of the deposit though additional drilling. High magnetic anomalies located at the southwest and northeast margins of the drilled areas present attractive targets for the discovery of primary sulfide mineralization. The North Porphyry target to the northeast is further substantiated by both coincident IP and low resistivity anomalies. Limited drilling near the North Porphyry target and in the Gallagher prospect to the southwest has intersected significant widths of chalcopyrite mineralization. The strongest part of both anomalies remain untested as does a large area of subdued magnetic response due partially to the intense leaching of the near surface rocks that resulted in the formation of the oxide copper and chalcocite zones.

          In October 2008, we contracted Tetra Tech, Inc. of Golden, Colorado, to complete a NI43-101 compliant independent resource estimate and technical report for the MacArthur Copper Project. The Tetra Tech estimate gave MacArthur project an initial measured and indicated oxide/chalcocite resource of 57.36 million tons averaging 0.239% total copper (TCu) that contains 273.6 million pounds of copper. An inferred oxide/chalcocite resource of 75.8 million tons averaging 0.283% TCu contains 429.3 million pounds of copper. An inferred primary sulfide resource of 6.4 million tons averaging 0.539% TCu contains 68.9 million pounds of copper. The base case cutoff grade for the leachable (oxide/chalcocite) resources is 0.18% TCu. The base case cutoff grade for the primary sulfide resource is 0.30% TCu. Both of these values are representative of actual cutoff grades in use as of the date of the report. Table 4.8 presents a summary of measured, indicated and inferred resources at various cutoff grades.

Table 4.8:

MACARTHUR COPPER PROJECT –YERINGTON, NEVADA MEASURED COPPER RESOURCES January 2009
	Cutoff Grade %TCu	Tons (x1000)	Average Grade %TCu	Contained Coppe (lbs x 1000)
Oxide and Chalcocite Material (MinZone 10 and 20)	0.50	307	0.585	3,594.28
	0.40	957	0.486	9,309.09
	0.35	1,695	0.437	14,812.69
	0.30	3,044	0.386	23,486.70

	0.25	5,889	0.331	38,942.61
	0.20	11,470	0.278	63,708.34
	0.18	14,170	0.261	73,969.30
	0.15	17,186	0.244	83,970.00
Primary Material (MinZone 30)	0.50	N/A	N/A	N/A
	0.40
	0.35
	0.30
	0.25
	0.20
	0.18
	0.15

MACARTHUR COPPER PROJECT –YERINGTON, NEVADA INDICATED COPPER RESOURCES January 2009
	Cutoff Grade %TCu	Tons (x1000)	Average Grade %TCu	Contained Copper (lbs x 1000)
Oxide and Chalcocite Material (MinZone 10 and 20)	0.50	598	0.628	7,505.20
	0.40	1,518	0.516	15,661.55
	0.35	2,390	0.463	22,139.62
	0.30	4,022	0.406	32,638.77
	0.25	8,728	0.332	58,021.47
	0.20	27,608	0.255	140,754.35
	0.18	43,195	0.231	199,683.85
	0.15	72,111	0.204	294,730.71
Primary Material (MinZone 30)	0.50	2	0.562	22.48
	0.40	7	0.473	66.26
	0.35	27	0.392	211.73
	0.30	84	0.342	574.22
	0.25	204	0.300	1,224.82
	0.20	481	0.254	2,441.56
	0.18	565	0.245	2,762.85
	0.15	730	0.226	3,305.44

MACARTHUR COPPER PROJECT –YERINGTON, NEVADA MEASURED + INDICATED COPPER RESOURCES January 2009
	Cutoff Grade %TCu	Tons (x1000)	Average Grade %TCu	Contained Copper (lbs x 1000)
Oxide and Chalcocite Material (MinZone 10 and 20)	0.50	905	0.613	11,099.48
	0.40	2,475	0.504	24,970.64
	0.35	4,085	0.452	36,952.31
	0.30	7,066	0.397	56,125.46
	0.25	14,617	0.332	96,964.08
	0.20	39,078	0.262	204,462.69
	0.18	57,365	0.239	273,653.15
	0.15	89,297	0.212	378,700.71
Primary Material (MinZone 30)	0.50	2	0.562	22.48
	0.40	7	0.473	66.26
	0.35	27	0.392	211.73
	0.30	84	0.342	574.22
	0.25	204	0.300	1,224.82
	0.20	481	0.254	2,441.56
	0.18	565	0.245	2,762.85
	0.15	730	0.226	3,305.44

MACARTHUR COPPER PROJECT –YERINGTON, NEVADA INFERRED COPPER RESOURCES January 2009
	Cutoff Grade %TCu	Tons (x1000)	Average Grade %TCu	Contained Copper (lbs x 1000)
Oxide and Chalcocite Material (MinZone 10 and 20)	0.50	3,988	0.971	77,468.26
	0.40	6,932	0.744	103,111.97
	0.35	9,416	0.646	121,668.91
	0.30	15,772	0.515	162,380.18
	0.25	29,287	0.401	234,916.85
	0.20	57,484	0.313	359,765.78
	0.18	75,832	0.283	429,335.65
	0.15	114,426	0.243	555,424.47
Primary Material (MinZone 30)	0.50	4,538	0.593	53,802.53
	0.40	5,633	0.567	63,844.42
	0.35	5,842	0.560	65,395.35
	0.30	6,398	0.539	68,932.05
	0.25	9,101	0.459	83,601.79
	0.20	12,418	0.398	98,747.94
	0.18	14,367	0.370	106,172.13
	0.15	18,116	0.327	118,587.34

          Tetra Tech’s resource calculation is based on 449 Quaterra and Anaconda drill holes containing 134,255.6 feet and 26,727 sample assay values. The MacArthur geologic model was used to guide the statistical and geostatistical analysis of the copper assay data for the resource estimate. The analysis of the copper assays further confirmed the geologic divisions made by us in the geologic model. Copper grades were estimated in the individual blocks of the model measuring 25 by 25 feet by 20 feet high, by ordinary, whole-block kriging. The rock model was then assigned a tonnage factor based on the historic information that indicates an average in-place bulk density of 12.5 cubic-feet per ton. The tonnage factors were based on a number of tests from the core and, in Tetra Tech’s opinion, are representative of the various rock units, and are acceptable for estimation of the in-place geologic resources.

           The copper resources were estimated using whole block kriging techniques and oriented search ellipsoids based on the individual variograms and were then classified into measured, indicated, and inferred categories by a combination of kriging variance, number of points used in the estimate, and number of sectors used.

          The location of the various categories of resource blocks in the estimate reflects the density of drill holes on the project. Measured and indicated resource blocks are predominantly in or adjacent to the MacArthur pit where the drill hole spacing is the tightest. Inferred resource blocks trace the wider-spaced, 500 foot by 500 foot drilling pattern to the north and west of the pit. Several isolated areas containing indicated resource blocks are also estimated where one or more angle holes have been drilled from the same location in the wider spaced pattern.

          The technical report concludes that significant potential for development of additional mineral resources are present within and adjacent to the current drill-hole pattern at MacArthur. The report recommends more infill drilling within the known oxide/chalcocite resource area, including a 2,000 foot by 2,000 foot area west of the pit, step-out drilling to enlarge the oxide/chalcocite resource to the north, south and west and deep drilling to evaluate the potential for additional primary sulfide mineralization at depth.

          The Tetra Tech resource estimate is included with a description of the project history, geology, mineralization, sampling procedures, and laboratory Quality Assurance/Quality Control procedures. The NI43-101 Technical Report is available at www.sedar.com. The Qualified Person for the MacArthur Copper Project resource estimate and the technical report is Mr. John W. Rozelle, P.G., Principal Geologist for Tetra Tech, Golden Colorado.

Future Work Plans

          Our future plans for the MacArthur project include reducing drillhole spacing, preliminary metallurgical testwork, initiating mine planning and baseline environmental studies, continued surface geologic mapping, and securing adequate supplies of water and power. These items are required for the project to proceed toward feasibility.

          Near term plans are dependent on approval of the Plan of Operation / Environmental Assessment (expected Spring 2009) by the Bureau of Land Management. Plan approval will allow us to initiate a comprehensive reverse circulation and core drilling program designed to expand oxide and chalcocite mineralization and continue to test for underlying sulfide chalcopyrite mineralization. Priority drilling will seek to expand higher-grade sulfide copper intersected along the northernmost drill fence, some 5,000 feet north of the MacArthur pit. Drilling will infill the current 500 foot hole spacing and is planned in the area west of the pit where drill density coverage is poor to absent over an approximate 2,000 foot by 2,000 foot area.

          Attention will also be directed to metallurgical leach column tests with oxide-bearing host rock readily sourced from the MacArthur Pit. Large diameter drilling will be necessary to obtain adequate sample material from the non-outcropping chalcocite and chalcopyrite mineralization.

Yerington Porphyry Copper Mine – Nevada, USA

          On May 1, 2007, we received the approval of the appropriate U.S. court to the acquisition by a subsidiary of Quaterra of all Arimetco assets in the Yerington Mining District. The purchase price comprises US$500,000 cash, 250,000 of our common shares and a 2% net smelter return royalty capped at US$7.5 million dollars on production from any claims owned by us in the Yerington and MacArthur mine areas.

          Our review of the Arimetco assets in the Yerington Mining District has progressed slowly but steadily. The Chambers Group Inc. and Golder Associates Inc. completed a Phase I Environmental Site Assessment Report (ESA) in April of 2008 as part of our due diligence. The purpose of this Phase I ESA is to identify conditions indicative of releases or threatened releases of hazardous substances so that we may establish liability protection as a bona fide prospective purchaser. This report is essential to obtain requested environmental protections for past mining related activities.

          The original 180 day review period which began on July 13, 2007 was extended for an additional 120 day period to June 17, 2009.

Expenditures to Date

          Acquisition costs incurred to December 31, 2008 were $1,338,894 and exploration expenditures were $689,125 for a total of $2,028,019. Acquisition costs incurred to December 31, 2007 were $970,978 and exploration expenditures were $285,100 for a total of $1,256,078.

Future Work Plans

          Subject to successful completion of due diligence, we plan to explore the property as part of an ongoing exploration drilling program at MacArthur.

Duke Island, Alaska

Acquisition

          In March and April 2001, Avalon Development conducted reconnaissance scale pan concentrate and grab rock sampling on behalf of us and staked 45 federal claims and 6 state claims. We increased our property position during subsequent field programs, to include a total of 129 unpatented Federal lode mining Claims covering 2,580 acres, and 11 state of Alaska mining claims covering 1,280 acres in the Ketchikan quadrangle in Township 80 South, Range 93 East. Mineral rights in this part of Alaska are administered by the U.S. Forest Service and the Alaska Department of Natural Resources. The Duke Island Project is located within the Tongass National Forest on multiple-use lands open to mineral development.

Expenditures to Date

          Acquisition costs incurred to December 31, 2008 were $169,370 and exploration expenditures were $2,227,446 for a total of $2,396,816. Acquisition costs incurred to December 31, 2007 were $129,570 and exploration expenditures were $1,722,717 for a total of $1,852,287.

Location, Access and Infrastructure

          The Duke Island project is in the Ketchikan quadrangle in Township 80 South, Range 93 East. The project is accessible via boat, small float plane and helicopter. There is tidewater access to the southeast end of the Property at Judd Harbor and the central portion of the Property via Hall Cove. The city of Ketchikan (population 14,000) is located 30 miles to the north and is the regional commercial hub for this part of southeast Alaska. The city hosts an all-season deep water port, international airport, commercial fixed wing and helicopter services, and most of the support industry required for mineral exploration.

History and Recent Work

          Early exploration on Duke Island is limited to a drilling program in the late 1950’s by Columbia Iron Mining, a subsidiary of United States Steel. The program tested two areas for potential magnetite mineralization. Nine vertical drill holes are reported to have been drilled to a depth of 500 feet to ascertain the magnetite content of the ultramafic rocks (Irvine, 1974). Six holes were drilled on the southeast side of Hall Cove and three in the Judd Harbor area. Precise locations of these holes are uncertain and no assay data of any kind is available to us. The potential for PGE mineralization was not addressed during these efforts.

          In 1972, Clark and Greenwood collected 22 rock samples for PGE assays as part of a regional sampling and petrology study. In 1989 Bureau of Mines geologists collected 24 samples for assay. Eleven additional samples were collected by the Bureau of Mines in 1995. None of these efforts led to discovery of significant mineralization at Duke Island.

          In early 2001 Avalon Development Corp. identified several geologically promising PGE exploration targets in Alaska which prompted us to acquire mining claims at Duke Island. In March and April 2001, Avalon Development conducted reconnaissance scale pan concentrate and grab rock sampling and staked 45 federal Claims and 6 state Claims. Follow-up work was conducted in July which resulted in discovery of Cu-Ni-PGE sulfide mineralization hosted in pyroxenites on the north end of our claims. Subsequent rock sampling, soil sampling and 11,200 line-feet of dipole-dipole induced polarization geophysics were completed on the project in September and October.

Geology and Mineralization

          The Duke Island complex consists of two separate, well-exposed, ultramafic bodies interpreted to be parts of the same intrusive body at depth (Figure 4.5) . Both intrusives are comprised of a dunite and peridotite core surrounded by concentric zones of olivine clinopyroxenite, hornblende-magnetite clinopyroxenite, and gabbro. The presence of dominantly ultramafic cumulates likely resulted from concentration of the mafic minerals by flow, settling, and entrapment from a mafic magma, rather than an origin as an unusual ultramafic magma.

Figure 4.5:   General geology of Duke Island showing location of Raven  and Marquis zones (Avalon Development, 2006)

          A series of northwest and northeast trending faults appear to post-date emplacement of the Duke Island ultramafic body. The most significant of these structures is the Hall Cove – Grave Point structure which trends northeast along the trace of Hall Cove. Field relationships suggest this structure has an unknown amount of southeast-side down relative displacement. Ultramafic rocks of the Judd Harbor portion of the complex are exposed between the Bite Cove and Judd Harbor faults suggesting the ultramafic blocks occupy a horst block between the two structures. Copper-nickel-PGE mineralization discovered to date appears to be controlled by northwest trending structures although its relationship to the Hall Cove, Bite Cove and Judd Harbor structures is unknown.

          Copper and nickel occurs as chalcopyrite and pentlandite in massive to disseminated pyrrhotite. Sulfide mineralization is primarily hosted in clinopyroxenite as interstitial blebs, pods and net-textured masses. There is little correlation between PGE content and sulfide content. PGE enriched intervals occur in sulfide rich intervals, but there are also numerous sulfide rich intervals with no appreciable PGE content.

          Geochemical, geological and geophysical data from the project suggest that sulfide mineralization at Duke Island extends for over 14.5 kilometers along strike and up to 3.8 kilometers across strike with the ultimate dimensions of the system remaining open to expansion. Prior to discovery of significant accumulations of massive, semi-massive and disseminated sulfide mineralization, the mafic-ultramafic intrusive was considered to be a classic zoned Ural-Alaska type complex of mid-Cretaceous age.

          Many of the zoned ultramafic complexes in the Koryak-Kamchatka and Southeast Alaska belts are described and mapped as plug or pipe-like, concentrically zoned intrusions, which are dome-like bodies originating from diapiric injection of ultramafic magmas-a type notably absent of economic nickel sulfide occurrences. The copper, nickel and iron contents at Duke Island are significantly elevated relative to most Ural–Alaska complexes. The geometry and the abundance of sulfide mineralization present on the property have many characteristics of layered mafic intrusive complexes. Similar intrusives host some of the world’s largest copper-nickel systems.

Drilling and Exploration

          During November and December 2001, we contracted with Layne Drilling to complete 4 diamond drill holes (447 meters, 1,467 feet) in the Marquis zone (Figure 3). The holes were drilled from two drill pads approximately 750 feet apart centered on a coincident rock geochemical and IP geophysical anomaly. The drill targets are associated with a highly conductive IP anomaly flanked by extensive chargeability anomalies to the northeast and southwest. Massive sulfides with highly anomalous copper and lesser nickel and PGE values were encountered in all holes (Table 4.9).

Table 4.9:
Significant Drill Results from the Marquis Zone
Duke Is. Project
December 2001

Hole Number	From Ft	To Ft	Thickness Ft	Cu (Wt Avg ppm)	Pt (Wt Avg ppb)	Pd (Wt Avg ppb)

DK0101	0	298	298	1,270	47	59

Includes	177	258.3	81.3	2,170	50	64

DK0102	4	81	77	2,375	64	83

DK0103	0	252	252	1,328	62	72

DK0104	0	188	188	1,649	85	130

Includes	165	167	2	12,500	187	386

          In January 2002 Perry Remote Sensing was retained to conduct a preliminary Landsat Thematic Mapping analysis of the Duke Island Prospect. The spectral image of iron-oxide stained sulfide-bearing rocks at the Marquis zone was used for ground truth to determine if surface outcrops of other potentially mineralized areas exist on Duke Island. The TM imagery identified two other obvious targets to the southwest and southeast of the Marquis zone. A total of 43 rock samples were collected in June 2002 in the southwestern TM anomaly, now known as the Monte zone. Approximately fifty percent of these samples (21 samples) returned values in excess of 1,000 ppm copper. Values for Pt, Pd, Ni and Co were generally lower than seen in the Marquis zone with maximum values of 310 ppb, 468 ppb, 784 ppm and 237 ppm, respectively.

          In July 2002 AeroQuest Ltd. (“Aeroquest”) flew combined airborne magnetics and 6-channel electromagnetics over the Duke Island Project. A total of 890.5 line kilometers of survey was completed with most of this total along 200 meter-spaced lines. The survey revealed that areas of known sulfide mineralization generally fall within broad zones of anomalous conductivity that extend well beyond the limits of outcropping sulfides. A total of 459 high priority anomalies were identified by Aeroquest, including 311 Type 1 anomalies with positive in-phase response and a distinct, probable hardrock source and 148 Type 2 anomalies with a negative inphase and positive quadrature response (conductive magnetic anomalies).

          The largest zone of conductive anomalies occurs on the north side of the Marquis Zone and extends for 2.5 kilometers in an east-west direction. Magnetic and EM data also suggest that gabbroic units extending 1-2 miles to the north-northeast from the summit of Mt. Lazaro are underlain by highly conductive and variably magnetic rocks and that sulfide mineralization may underlie the gabbro body, significantly increasing the size potential of the Duke Island system.

          Consulting geophysicist Joe Inman of Salt Lake City, Utah prioritized the airborne EM anomalies and an initial ground follow-up of airborne EM anomalies was begun in September 2003. A total of 45 rock grab samples and 66 shovel soil samples were collected. Sampling was concentrated on the northeast Marquis, Raven and Potato Patch zones. These target areas also exhibit strongly conductive electromagnetic signatures that suggest the presence of sulfide mineralization. Anomalous copper values up to 136 ppm were recovered from soils in the northeast Marquis zone; however, additional soil sampling due east of the Marquis discovery returned highly anomalous copper (to 359 ppm) with grab rock samples returning values up to 984 ppm copper. No previous sulfide mineralization was known from this area and no surface outcrops of sulfide mineralization have been found to explain these soil and rock anomalies.

          In addition, the 2003 field work expanded the size of known sulfide mineralization at the Potato Patch zone and also expanded the size of known sulfide mineralization at the Raven zone. Previous work at the Raven zone returned copper values up to 2.2% from a small area of outcrops surrounded by low, swampy topography. Soil sampling completed in 2003 returned copper values up to 4,320 ppm and Pt + Pd values up to 439 ppb from covered swampy terrain immediately south of outcropping sulfide mineralization. Sulfide mineralization at Raven was extended to over 650 meters south of the original Raven discovery outcrops and remains open to expansion in all directions.

          During reconnaissance work completed in 2003 a new zone of disseminated copper sulfide mineralization was discovered at tidewater on Cape Northumberland on the extreme southern tip of Duke Island. While copper values (up to 352 ppm) did not reach percent-levels, the Northumberland zone is unique in that it represents the only sulfide mineralization discovered to date which is not located within the NW-SE trending belt of mineralization extending from the East Judd to Raven prospects. The significance of the sulfide mineralization at Northumberland and its extent are unknown.

          In late May and early June 2004 Clark Jorgenson of Big Sky Geophysics was contracted to conduct a ground based HCP-EM (Max-Min), magnetometer, and gravimeter survey of the Marquis and Raven prospects. Big Sky completed 20,000 line-feet (6.1 line km) of survey over the Marquis and Raven prospects. Results from this survey indicated three strong Max-Min conductive anomalies, two moderately conductive anomalies, and three weakly conductive anomalies at the Marquis prospect. The strong conductive anomalies are located coincident with the IP resistivity low and with an interpreted dip to the northeast. The weakly conductive anomalies are located to the northeast of the IP anomaly and dip to the southwest. There is an increase in rock density which starts in the western side of the Marquis prospect and trends east toward Knob Hill. At the Raven prospect Big Sky identified two weak Max-Min conductors on the western survey line. These are coincident with relative rock density highs that form two ellipsoids elongated W-E, one centered on the main Raven prospect and the other to the south separated by a density low. The shape and location of the relative density highs are somewhat coincident with the airborne EM conductivity highs and airborne magnetic highs previously identified at the Raven prospect.

          In mid June 2005 we contracted Aurora Geosciences to conduct a 48,030 line-feet (14.6 line km) ground based gravimetric survey of the Marquis, Raven, Potato Patch, Scarp, and Lookout prospects along with the Northeast and Far Northeast areas. Results from this survey confirmed the 2004 gravity survey results and the expanded grids revealed local gravity highs in all of the surveyed areas. Local increases in density may reflect significant sulfide accumulation. Gravity field results from each prospect relative to each other show a general increase in the corrected Bouguer anomaly from west to east (-92.4 mgals to -74 mgals) perhaps showing the increasing thickness of the ultramafic package over the modeled feeder for the intrusion at the head of Hall Cove.

          During August-September 2005 we contracted Connors Drilling to complete 7 NQ2 core drill holes at the Marquis, Potato Patch, and Raven prospects totaling 4,504 feet. Two holes were collared northeast of holes DK0101 through DK0104 and aimed southwest back toward the Marquis IP anomaly and the previous drill holes in the Marquis prospect. Both holes intercepted semi-massive to massive sulfide at depth in the hole indicating that the sulfide horizon is north dipping.

          Hole DK0501 (AZ 225, -60, TD 654) intercepted semi-massive to massive sulfides at 238 feet down hole. This hole intercepted clinopyroxenite from surface to TD. Co and Ni values positively correlate with Cu and S values. Cu:Ni ratios for mineralized intervals averaged 2.17 (Table 4.10) . This hole did not exit mineralization.

Table 4.10:
Significant Drill Results from the Marquis, Potato Patch, and Raven prospects
Duke Is. Project
September 2005

Hole	From	To	Thickness	Cu	Pt	Pd
Number	Ft	Ft	Ft	(Wt Avg ppm)	(Wt Avg ppb)	(Wt Avg ppb)

DK0501	326	425.5	99.5	2,320	68	72

Includes	376	394	18	4,520	100	111

Includes	404	424	20	3,625	123	133

DK0502	No Significant Intercepts

DK0503	37.5	186.5	149	2,086	5	1

DK0504	No Significant Intercepts

DK0506	8	395	387	2,035	56	59

Includes	33	75	42	3,801	331	313

Includes	8	92	84	2,531	211	219

Note: Holes DK0505 and DK0507 were not visibly mineralized and have not been submitted for geochemical analyses.

          Avalon Development Corp completed a technical report on the Duke Island project for us in August 2006. The report concluded that mineralization identified at Duke Island had the potential to elevate the Project to one of the most important new discoveries in North America. The report recommended extensive geochemical sampling and geologic mapping of the Monte prospect and other prospective areas. It also recommended a thorough review of all petrological, geochemical and lithologic data to help guide future exploration efforts including a 14,500 foot drilling program with specific exploration holes to test the Marquis, Raven, Scarp, and Lookout targets.

          A detailed review of the Duke Island data in 2007 suggested that sulfide mineralization may be related to an elongate sill complex, not a Ural Alaska ultramafic intrusive. The Duke Island complex appears favorable for hosting additional areas of mineralization with possibly higher sulfide concentrations and better metal grades in more basal and more dynamically active portions of the ultramafic contact zones. A low-lying area with essentially no outcrop to the north and east of earlier drilling presented an attractive target where numerous moderate to strong airborne EM conductors remain untested.

          We contracted Fugro Airborne Surveys Inc. in early 2008 to conduct a 20-square-mile HeliGeoTEM survey for the identification of new drilling targets on the Duke Island project. The airborne time domain survey defined a strong conductive anomaly with a “wine glass” shaped profile adjoining the Marquis, Far North and Zone A targets. The anomaly is approximately 4,000 feet wide by 5,000 feet long with an additional 2,000 foot extension along the southern edge. The profile axis is oriented northwest-southeast with Zone A located at a position near the “wine glass” base and the Marquis and Zone A targets forming the edges of the “wine glass”.

          The southwestern margin of the anomaly corresponds to a thick section of massive to semi-massive sulfides encountered by our past drill holes exploring the Marquis target. Because of the large size of the “wine glass” anomaly, we followed up the program with a surface gravity and natural source audio-magneto telluric (NSAMT) survey for better definition of specific drill targets. The survey also covered other EM anomalies including the Monte, Lookout, Far Northeast and Northeast to identify areas of more massive and possibly higher grade sulfide mineralization. Processing and inversions of the gravity and NSAMT data are in progress.

Future Work Plans

          If processing of the surface gravity and natural source audio-magneto telluric (NSAMT) surveys can define a compelling target at Duke Island, the company plans to conduct a limited drilling program when funds are available. A program of 3,000-5,000 feet of core drilling in 2 or 3 deep holes is envisioned for the project to investigate the axis of the wine glass anomaly where modeling is beginning to indicate the potential for a massive sulfide body.

Big Bar, Alaska

Staking of Big Bar

          We staked seven 160 acre State of Alaska claims at the Big Bar Volcanogenic massive sulfide prospect in October of 2000 (Table 4.11) . All 40-acre claims located in the Cape Nome Recording District, Alaska.

Table 4.11:
List of Quaterra Unpatented Mining Claims
Big Bar Project
March 2009

No.	Claim Name	Twnshp	Rng	Sec	Meridian	ADL#
1	KR1S17W5NE	1S	17W	5	Kateel River	637507
2	KR1S17W5SE	1S	17W	4,5	Kateel River	637508
3	KR1S17W4SE	1S	17W	4	Kateel River	637509
4	KR1S17W4SW	1S	17W	4	Kateel River	637510
5	KR1S17W4NW	1S	17W	4	Kateel River	637511
6	KR1S17W9NE	1S	17W	9	Kateel River	637512
7	KR1S17W9NW	1S	17W	9	Kateel River	637513

Expenditures to Date

          Acquisition costs incurred to December 31, 2008 were $23,575 and exploration expenditures were $728,977 for a total of $752,552. Acquisition costs incurred to December 31, 2007 were $21,632 and exploration expenditures were $728,140 for a total of $749,772.

Location, Access and Infrastructure

          The Big Bar property is located 110 miles northeast of Nome, Alaska. The property controls 1,120 acres of State of Alaska mineral rights classified as Open-to-Mineral-Entry in Sections 4, 5, and 9, T.1 S., R.17 W., Kateel River Meridian. Access to the prospect is by helicopter and the nearest improved airstrip is 16 miles to the northwest at Independence on the Kugruk River.

History and Recent Work

          The Big Bar claims cover one of the most significant anomalies identified by Anaconda Minerals Company in a stream sediment and soil geochemical reconnaissance survey over a large part of the Seward Peninsula during the period of 1982 to 1984. Several stream sediment samples from the southern Kiwalik Mountain area were found to be anomalous in copper, lead, zinc, gold, cadmium, and arsenic. Soil samples were then collected from the drainage basin to follow-up on the stream sediment anomalies.

          During the 1983 field season, Anaconda conducted geologic mapping and a detailed geochemical sampling program on a 3,900 by 3,000 foot soil sample grid. Sample spacing along strike was 330 feet and 165 feet along dip. The program defined a copper anomaly greater than 200 ppm that was over 3,900 feet long and 165 to 330 feet wide. Copper values within this anomaly were locally greater than 1,000 ppm. A zinc anomaly greater than 200 ppm in soils overlaps the copper anomaly to the west but is roughly parallel and displaced downslope from it to the east. The lead soil anomaly (greater than 100 ppm) is irregular and more discontinuous than the copper anomaly. Both the east and west limits of the anomaly are on slopes where downslope migration of surficial materials is to be expected but copper values greater than 200 ppm extended to both the northwest and southeast limits of the sample grid. Gossans collected as float from the anomaly contain up to .06 g/t Au, 1.6 opt Ag, 4260 ppm Cu and 3900 ppm Zn.

          The close similarities between the Big Bar prospect and massive sulfide prospects in the Ambler District encouraged a follow-up program by Anaconda in the 1984 field season. Anaconda continued detailed geologic mapping, expanded and tightened the geochemical grid, and completed some reconnaissance geophysical surveys (IP, MAXMIN, EM, gravity, and magnetics). One distinct IP anomaly, coincident with a magnetic high, was identified upslope of the copper anomaly. The Anaconda Minerals Company was dissolved in the spring of 1985 and the mining claims were dropped via non-performance of annual labor.

Geology and Mineralization

          Big Bar is a volcanogenic massive sulfide occurrence in an interlayered metavolcanic and metasedimentary sequence that strikes northwest and dips moderately south. The interbedded sequence includes metapelitic schist, white to tan siliceous muscovite schist, and muscovite-quartz-feldspar schist. The felsic schist contains apple green muscovite and up to 50 % feldspar porphyroblasts. The mineralized schists are highly oxidized and limonitic blebs and streaks are common along the foliation. Only a few remnants of pyrite and chalcopyrite are observed at the surface. Exposure is primarily frost-riven rubble although one non-mineralized felsic schist outcrop is present upslope of the defined mineralization.

          The metamorphic assemblage that hosts this prospect is peripheral to the Devonian Kiwalik Mountain gneiss. The assemblage appears to contain metatuff and metarhyolite components that resemble lithologies in the Ambler district of the southern Brooks Range. The metavolcanic-bearing assemblage of the Kiwalik Mounatin area has only locally been separately mapped along Independence Creek. This assemblage flanks Kiwalik Mountain to the east, south, west and northwest. The prospect is highly oxidized. Quartz-sericite-pyrite alteration may be present in unoxidized parts of the prospect.

Exploration and Drilling

          We staked the Big Bar prospect in August, 2000 and initiated field work the following field season with surface reconnaissance, sampling and a gravity geophysical survey conducted by Allan Spector and Associates Ltd. of Toronto, Canada. The survey collected gravity data on 200 foot intervals along four NW-SE oriented lines 400 feet apart and extending across the anomalous area defined by Anaconda. The survey delineated 3 high density zones, including two zones that correlated to higher copper geochem values and anomalous magnetics.

          During the second quarter of 2006, we conducted a three-hole, 1,470 foot core drilling program to test a strike length of approximately 1000 feet near the center of the geochemical anomaly at Big Bar. The holes intersected uneconomic zones of disseminated pyrite and stringer sulfides but no massive sulfide mineralization.

          Our initial phase of drilling examined only a small portion of the Big Bar anomaly. The geology of the drilled section suggests a good environment for massive sulfide mineralization, but does not give a clear indication of where the sulfides may have accumulated. To evaluate the possibility of massive sulfides at depth or in adjacent areas, we contracted Fugro Airborne Surveys Corp. in September 2006 to conduct an 85-line mile airborne EM-magnetometer survey covering an area of 15.5 square miles centered over the geochemical anomaly.

Future Work Plans

          Future plans for work on the Big Bar project will be based on the results of a field check of a number of anomalies identified by airborne EM survey. The work will consist of geochemical sampling and a review of possible outcrops in the area to determine if additional work is merited on the property.

Principal Property Interests In Mexico

Nieves Silver Project, Mexico

Acquisition of Nieves

          No modern exploration took place until 1994, when a Kennecott/RTZ study of satellite photos noted a color anomaly covering an area approximately 9 kilometers in diameter. Effective January 16, 1995, Kennecott Exploration Company (“Kennecott”) entered into an option agreement with the Mexican concessionaires that allowed Kennecott to explore and acquire the Property by making specified option payments over five years. Kennecott subsequently completed geophysical surveys and drilled eight holes, six of which contained significant silver mineralization.

          On March 13, 1998, Kennecott Exploration Company transferred its rights under the Nieves option to Western Silver Corporation (“Western”) in consideration for an uncapped 2% net smelter return royalty (“NSR”) on certain core Claims and a 1% NSR royalty on others. Western completed an additional five holes at the La California vein, all of which hit significant narrow widths of silver with 3 containing at least one narrow intercept of +800 g/t silver. Western subsequently assigned its rights to the Nieves Project as specified in the “Underlying Agreement” to the Company on March 26, 1999, in consideration for 1,444,460 common shares of the Company at a deemed price of CAD$0.20 per share (CAD$288,892). In addition, the Company issued 360,000 common shares at a deemed price of CAD$0.20 per share (CAD$72,000) to the concessionaires in lieu of the US$50,000 option payment otherwise due under the terms of the Underlying Agreement.

          On April 10, 2003, the Company completed a US$1.5 million limited partnership financing with Blackberry Ventures I, LLC (“Blackberry”), whereby Blackberry could earn a 50% interest in the Property by funding two exploration programs of US$750,000 each. The initial payment of US$750,000 received in the 2003 Fiscal Year was expended on a 5,300-metre drill program on the Nieves Property. During the 2004 Fiscal Year, Blackberry elected to continue by advancing a further US$750,000 towards a follow-up drill program completed in May 2005, thereby earning a 50% interest in the Property. The partners signed a joint venture agreement in January 2006 and have jointly contributed to all exploration costs subsequently incurred.

Expenditures to Date

           Since inception to December 31, 2008, the Company had incurred $1,355,726 for acquisition costs and $1,734,890 for exploration expenditures giving a total of $3,090,616 for its 50% interest in Nieves. The Company’s joint venture partner, Blackberry had spent, including the Company’s administration fee, US$3,183,951 for its 50% interest in Nieves.

           Since inception to December 31, 2007, the Company had incurred $1,302,933 for acquisition costs and $1,102,956 for exploration expenditures giving a total of $2,405,889 for its 50% interest in Nieves. The Company’s joint venture partner, Blackberry had spent, including the Company’s 10% administration fee, US$2,229,172 for its 50% interest in Nieves.

Location, Access and Infrastructure

          The Nieves property is located in Zacatecas State, Mexico, approximately 150 kilometres northwest of the state capital of Zacatecas and 90 kilometres north of Fresnillo, Mexico’s largest silver mine. The Nieves property lies within the Mexican Altiplano or “Mesa Central” region. This region is flanked to the west by the Sierra Madre Occidental and to the east by the Sierra Madre Oriental mountain ranges. The Altiplano in this region is dominated by broad alluvium filled plains between rolling to rugged mountain ranges and hills reaching up to 3000 meters above sea level. The property has excellent road access with the main paved highway to Nieves running along the northern portion of the Property.

          Nieves is the business centre for the Quaterra exploration activities. The nearest major population and services centre to Nieves is the mining town of Fresnillo. Fresnillo offers a substantial professional work force experienced in mining and mining related activities in addition to most other supplies and services. Access to Fresnillo and to the nearest international airport in Zacatecas is via paved highway. There is a power line adequate to support a 100 tonne per day mill in place and an existing mill structure on the Property at the Santa Rita vein area which may be refurbished. There are two operating smelters within 350 kilometres of the property.

History and Recent Work

          Quaterra and its equal partner, Blackberry Ventures 1, LLC, completed 30 holes totaling 16,367 meters between 2004 and 2006. An independent technical report completed in November 2006 recommended a 10,000-meter drilling program to infill zones along the Concordia-San Gregorio vein system and to test other targets on the large land block. A 16-hole, 5,388.8-meter drilling program, primarily consisting of infill holes on the Concordia vein, was completed between September and December 2007.

          The partners completed a 24 core hole drilling program totaling 6,173 meters from May to August 2008 which was successful in defining both high-grade vein and potential bulk-mineable silver mineralization along the Concordia vein system over a horizontal distance of 400 meters, a depth of 150-200 meters and an average true thickness of 40 meters. These holes, in combination with previous holes completed by the joint venture, provide approximately 50-meter drill coverage both along strike and down dip on a 400 meter section of the Concordia vein. True thicknesses are about 80% of intercept widths reported.

          All holes contained significant mineralization except QTA-60. Hole QTA-65, drilled 50 meters east and 50 vertical meters above hole QTA-48 (47.48 meters averaging 142 g/t silver, including a 4.67 meter interval with 777 g/t silver), intersected 42.35 meters beginning at 62 meters averaging149 g/t silver, including 4.12 meters averaging 743 g/t silver. Hole QTA-74, drilled 50 meters east and about 100 vertical meters below the QTA-55 intercept, cut 38.00 meters averaging 157 g/t silver, including a 3.9 meter intercept averaging 581 g/t silver.

          The Concordia vein system represents a series of sub-parallel veins and veinlets that have been defined by mapping and drilling over a strike length of 1,100 meters. The area of mineralization which the joint venture has drilled is open to the east and west.

Geology and Mineral Deposits

          The Nieves project occurs within a northwest trending mineral belt known as the Faja de Plata, which hosts many of the world’s premier silver deposits. Silver mineralization on the Nieves property is best classified as low-sulphidation epithermal mineralization. There are three west-southwest bearing, steep south-dipping vein systems which, from south to north, are the Santa Rita-El Rosario; Concordia-Delores-San Gregorio; and the La California veins. The Santa Rita and Concordia-Delores-San Gregorio veins have historic production and are marked by numerous shafts, pits, dumps and old buildings. Mining ceased in 1910, with the onset of the Mexican Revolution. Several small-scale efforts to re-open the mines occurred thereafter but no modern exploration took place until 1994. Historic production focused on narrow bonanza veins, and production grades were in excess of 4,000-g/t silver.

          The mineral occurrences in the Santa Rita and Concordia-Delores-San Gregorio veins are hosted in two to ten meter thick shear zones with reverse offset and secondary fault splays in the footwall. The sheeted < 2 meter wide silver-gold bearing veins were deposited during a period of distention and normal offset in Oligocene time. There are three types of veins: silica breccia, quartz-sulfide and ferroan carbonate. Sulfide content varies from minor to 50% pyrite-stibnite-sphalerite-chalcopyrite-galena; marcasite is present in the silica breccia veins. Identified silver minerals are tetrahedrite-pyrargyrite. A sulfidation alteration halo of 2-5% disseminated pyrite that weathers to an acid leached “bleached” white clay alteration surrounds the mineralized shears. This alteration is geochemically anomalous in gold-arsenic-antimony with erratic silver-copper-lead-zinc. An Eocene-Oligocene paleo-erosion surface in the northwest corner of the district indicates that the historic mines have exploited only the upper third of the epithermal mineral system.

          The Concordia-Cerro San Gregorio zone, based on alteration and geophysics, has dimensions of 2.5 kilometers by 1.5 kilometers and generally trends northeasterly. La California zone is about 2.5 kilometers long by 250 meter wide. The Santa Rita zone also trends northeasterly and is approximately 2 kilometers long by 600 meters wide.

Exploration and Drilling Results

          On March 2, 2009, the Company and 50% joint-venture partner Blackberry Ventures 1, LLC, announced that Caracle Creek International Consulting Inc. of Toronto, Canada, had completed a NI43-101 compliant independent resource estimate for its Nieves silver property in northern Zacatecas, Mexico.

Estimated mineral resources1
Concordia vein system, Nieves Property

Category	Tonnes	Ag (g/t)	Au (g/t)	Ag (oz2 )	Au (oz2 )
Indicated	2,897,571	110.231	0.126	10,269,203	11,701
Inferred	2,256,596	96.562	0.115	7,005,797	8,373

1) Prepared by Michelle Stone, P.Geo., Caracle Creek International Consulting Inc., an independent Qualified Person within the meaning of NI 43-101, using a reporting cut-off grade of 60 g/t Ag. The resource model was developed using Gemcom Surpac (v6.1).
2) 1 troy ounce = 31.103 grams.

          The Nieves property has an initial indicated resource of 2.9 million tons averaging 110.2 g/t silver and containing 10.26 million ounces of silver. An inferred resource of 2.3 million tons averaging 96.6 g/t silver contains an additional 7.0 million ounces of silver. A summary of indicated and inferred resources at various cutoff grades is shown in Table 1-1.

          The Caracle Creek report concludes that the resource displays strong continuity along strike and down dip and that mineralization continues beyond the extent of current drilling. The report recommends additional drilling to the west and east along the Concordia vein at a drill spacing of 100 metres or less to expand the mineralization and closer spaced drilling on 10-20 metre centres to define the extent of high grade mineralization (+500 g/t silver).

          The data and methodology utilized for the resource estimate is as follows:

          The resource model has been generated from a database containing a total of 44 diamond drill and 2 reverse circulation holes collared from the surface. Drill holes were oriented to intersect the mineralized zone at a spacing of 50-60m down to approximately 250m depth. Below this depth drill hole spacing is irregular. All drilling was conducted from the hangingwall side of the Property and planned to intersect perpendicular to the orientation of the mineralized domain.

          Drill hole samples were analyzed for silver and gold at ALS Chemex in Vancouver. All sample results were monitored with an appropriate QA/QC program. Bulk density was measured on core and pulp samples through the mineralized zone by ALS Chemex.

          The zone which hosts the mineralization at Nieves has been interpreted using a combination of geological information and sample grade results in the drilling data. This “mineralized domain” includes thin, discrete hangingwall and footwall veins in addition to the Concordia vein and strikes approximately 250° for a distance of approximately 835m, dips -65º to the south and extends to a depth of at least 900m. The thickness of the mineralized domain ranges from several metres to approximately 80m, with an average thickness of about 20m (true). The mineralized domain is open to the east, west and down dip.

          Sample data was composited to 2m intervals. The presence of potential outlier sample data was evaluated and appropriate top cuts were applied for silver (371.2 g/t) and gold (0.4175 g/t). The grade of blocks measuring 10m by 5m by 2m were estimated using inverse distance squared.

          A technical report on the Nieves Property will be filed with SEDAR.

Table 1-1
Estimated mineral resources1
Concordia vein system, Nieves Property

Ag range (g/t)	Classification	Tonnes	Ag (g/t)	Au (g/t)	Ag (oz2 )	Au (oz2 )
0.0 -> 15.0	Indicated	133,189	8.348	0.046	35,749	198
	Inferred	1,477,235	8.074	0.050	383,484	2,365
15.0 -> 30.0	Indicated	326,164	22.400	0.071	234,901	748
	Inferred	2,988,093	22.790	0.049	2,189,450	4,714
30.0 -> 60.0	Indicated	863,267	46.909	0.082	1,301,973	2,270
	Inferred	4,587,616	44.857	0.063	6,616,366	9,240
60.0 -> 90.0	Indicated	1,258,964	74.543	0.101	3,017,304	4,084
	Inferred	1,275,489	72.304	0.100	2,965,086	4,102
90.0 -> 120.0	Indicated	754,187	103.125	0.123	2,500,575	2,990
	Inferred	507,865	103.329	0.122	1,687,208	1,998
120.0 -> 150.0	Indicated	388,788	134.132	0.144	1,676,647	1,799
	Inferred	250,484	134.991	0.136	1,087,134	1,092
150.0 -> 300.0	Indicated	480,704	188.975	0.175	2,920,646	2,709
	Inferred	221,639	176.033	0.164	1,254,409	1,171
300.0 -> 500.0	Indicated	14,927	320.946	0.258	154,029	124
	Inferred	1,117	332.728	0.280	11,949	10

1)	Prepared by Michelle Stone, P.Geo., Caracle Creek International Consulting Inc., an independent Qualified Person within the meaning of NI 43-101, showing tonnes in various Ag ranges.
2)	1 troy ounce = 31.103 grams.

Las Americas – Mirasol, Mexico

Land Acquisition at Mirasol –Americas-Tecolotes Project

          Quaterra’s Mexican subsidiary, Minera Agua Tierra, is the 100% owner of thirteen concessions totaling 82,926 hectares (320.18 square miles) that were staked in 2006 and 2007. The project initially consisted of two separate land blocks until mapping in 2008 suggested that the open area between Americas and Mirasol was also prospective. The intervening area was staked forming one land block.

          The Tecolotes concession consists of 11,181 hectares and is a joint venture announced on September 30, 2008 between Quaterra and EXMIN SA de CV, a subsidiary of EXMIN Resources Inc. Under the terms of the agreement, Quaterra may earn a 75% interest in the concession by spending US$500,000 in exploration and making annual payments to EXMIN totaling US$100,000 over a four year period.

Expenditures to Date

          Acquisition costs incurred to December 31, 2008 were $349,961 and exploration expenditures were $1,679,426 for a total of $2,029,387. Acquisition costs incurred to December 31, 2007 were $314,742 and exploration expenditures were $367,322 for a total of $682,064

Location, Access and Infrastructure

          The Mirasol and Americas projects are located in the Municipality of Simon Bolivar, Durango, Mexico, about midway between the cities of Durango and Torreon in the central part of the Mexico Silver Belt or Faja de Plata. Mirasol is located on the SW margin of the Ahuichila graben, a distensional tectonic feature that formed in Eocene time.

History and Recent Work

          In 2007, a 1:5,000-scale geologic map of the original Mirasol and Cerro Concessions identified a seven by five kilometer area of silicified and brecciated limestone with quartz-calcite veinlets and accessory fluorite-alunite-stibnite-cinnabar. A 5,050-meter, 38-hole RC “scout” drill program was completed late in 2007 to test the large alteration area at depth and probe for potential feeder zones. None of the holes intersected significant mineralization.

         In the fourth quarter of 2008, six widely spaced reconnaissance core holes totaling 2,515 meters were completed at the Las Americas prospect to evaluate a series of northwesterly striking epithermal quartz veins.

          One of the holes contained significant silver mineralization. Hole AMD-3 intersected 32 meters of 28 g/t silver in the Marimar vein beginning at a depth of 80 meters, including 2.5 meters averaging 222 g/t silver (8.2 feet averaging 6.5 oz/ton). The Marimar vein is 300 meters east of the other known veins and surrounded by post-mineral alluvium.

          In addition, continued mapping and sampling in the Mirasol concession, which is adjacent to Americas, identified a new gold prospect at Loma Aguila. A low-lying zone of silicified limestone outcrop and rubblecrop covering an area of about 100 meters by 150 meters in the midst of a flat alluvial plain contains anomalous to ore-grade gold mineralization, with 31 of 139 rock chip samples (22%) containing gold values greater than 0.1 ppm gold. Six samples contain greater than 1 g/t gold including a high value of 2.78 g/t. The showing is interpreted to be part of a hydrothermal feeder vent at a deeper erosional level than other mineralized showings in adjacent areas.

Geology and Mineral Deposits

          The Mirasol prospect consists of a gently dipping sequence of Cretaceous limestone overlain by Eocene Conglomerate and Miocene andesite to rhyodacite tuff to the south. A 1:5,000-scale geologic map of the original Mirasol and Cerro Concessions completed in 2007 identified a seven by five kilometer area of silicified and breciated limestone with quartz-calcite veinlets and accessory fluorite-alunite-stibnite-cinnabar.

          The Americas prospect is in the far west portion of the Mirasol concession and is an extension of Hecla Mining’s San Sebastian hydrothermal system. The property encompasses an elongate, northeasterly-trending zone of hydrothermally altered rhyodacite and several large white silica “crestones” or veins that are up to 30 meters in width and outcrop up to a kilometer along strike. There are numerous old mercury mines with ruins, dumps and open pits up to 40 meters wide, 75 meters long and 25 to 35 meters deep. The mercury occurs in both the oxidized altered rhyolite as native mercury and in the white silica as finely disseminated cinnabar.

Future Plans

          Additional mapping, sampling and geophysical surveys are planned for both the Americas and Mirasol prospects, with drilling tentatively scheduled to begin in the second half of 2009.

Los Crestones

Staking of Crestones

          In 2003, the Company staked 2,100 hectares at Crestones and in 2006 staked an additional 3,547 hectares.

Expenditures to Date

          Acquisition costs incurred to December 31, 2008 were $84,334 and exploration expenditures were $1,392,870 for a total of $1,477,204. Acquisition costs incurred to December 31, 2007 were $78,097 and exploration expenditures were $1,368,426 for a total of $1,446,523.

Location, Access and Infrastructure

          The exploration concessions are located on the southwest side of a medium sized granitic pluton on the eastern edge of the Sierra Madre Occidental in northern Durango state of west-central Mexico (Figure 2). The Property is between the latitudes of 25.92° and 25.96° north and 105.09° and 105.13° west longitude. The town of Inde is about 10 kilometers to the southwest of the property while the larger town of Santa Maria del Oro is located about 20 kilometers to the northwest. The city of Durango is a five hour drive to the south. Access to the Property is very good with a paved highway from Santa Maria del Oro, through Inde and on to the town of Vetarron, 2km more on dirt road leads to the turn off to El Pajaro, another 7km to the north and on the edge of the property. A local dirt road gives access to most of the property. Electric power lines service all the small towns mentioned above.

History and Recent Work

          Between 2004 and 2006, detailed mapping and sampling programs were completed. The work delineated a hot spring gold-silver target with widespread silicification, flat-lying silica sinter aprons and quartz veining along high-angle, graben faults. Rock chip samples show anomalous Au-Ag values with occasional spikes up to ore grade; and strongly anomalous mercury, arsenic and antimony values which are typical of the upper levels of hot spring-related gold silver mineral systems. The level of exposure is clearly above the boiling zone and the gold numbers are consistent with those found in the top of epithermal gold systems.

          The Company completed a thirteen hole 6,163.4 meter core drilling program during 2007. Six holes totaling 3,043.4-meters were completed during the second quarter. An additional seven holes totaling 3,120 meters were completed during the third quarter. The first six drill-holes of the program did not intersect the targeted breccia feeder vents; the second phase of the program produced similar results with only a few low-grade mineralized intercepts within the hydrothermal breccia. Weakly disseminated sphalerite-galena-sulfosalts occur in silicified limestone, quartz porphyry, and hornfels. The silica breccia commonly contains minor to 5% disseminated pyrite-marcasite and minor to 5% stibnite. The mixed clast and silicified limestone breccias contain disseminated pyrite-marcasite and minor sphalerite-galena. Coarse sphalerite-galena has been observed in fault gouge.

Geology and Mineral Deposits

          Crestones displays geologic characteristics that are broadly similar to both the Magistral de Oro district, located 20 kilometers northwest and the Inde District that lies 12 km west. Magistral de Oro has a recorded production of greater than 1.0 million ounces gold and the Inde district has produced 0.5 million ounces of gold from one mine as well as significant silver-lead-zinc production from numerous small mines. All three districts have prominent aeromagnetic highs that represent oxidized intermediate to felsic intrusive stocks. The mineralization in all three districts is interpreted to be genetically related to these intrusives. Granodiorite is the host rock at Magistral de Oro. Bufa Inde, a prominent peak in the center of the Inde District, is a quartz porphyry stock. Both granodiorite and quartz porphyry occur at Los Crestones.

Future Work Plans

          Exploration at Crestones is complicated by the fact that a series of listric faults have offset the entire hydrothermal system to the northeast for an undetermined distance. Possible additional exploration is dependent on receiving title to two adjacent claims at Inde. When this occurs the area will be mapped and if the results are encouraging, an IP survey may be carried out in the alluvium filled valley between Crestones and Inde to look for the downward continuation of Crestones mineral system.

Wassuk Project, Nevada

(1)

Quaterra enlarged its stake in the Yerington District in Q1 2008 following the completion of a 2600 line mile airborne magnetic survey conducted by EDCON-PRJ of Tucson, Arizona. The geophysical survey covered approximately 140 square miles over most of the historic mines and included detail surveys of the MacArthur and Bear deposits. The new data was then digitized and merged with older surveys to provide a detailed magnetic map of nearly the entire district.

(2)

The geophysical survey defined an interesting magnetic anomaly 5 miles east of Yerington that became the subject of Quaterra’s newly acquired Wassuk (formerly called Majuba Hill ) Prospect. The property consists of 77 leased claims and 205 newly staked claims over a broad valley covered by alluvium. Along the western margin of the Wassuk anomaly, outcropping granodiorite with quartz monzonite porphyry dikes displays both alteration and copper oxide mineralization bearing a close similarity to the MacArthur deposit. Moreover, the alteration and mineralization is what might be expected peripheral to a covered porphyry system that may lie at depth below the valley to the east. The Company has conducted preliminary geological mapping and sampling in the areas surrounding the anomaly and will consider the area for an intital phase of drilling after the completion of additional surface work in 2009.

Other Properties

          Our other properties include the SW Tintic, Gray Hills, Peg Leg, Carbon County, Herbert Glacier, Cave Peak, Copper Canyon, Majuba Hill and Willow Creek properties in the USA, and Las Americas, Jaboncillos, Cerro Blanco, Inde and La Reforma properties in Mexico. Each of these properties are newly acquired and all are in the initial stages of exploration. Data from prior activities is limited or in the process of being acquired and studied. Our total expenditures to date with respect to these other properties are minimal.

ITEM 4A.        UNRESOLVED STAFF COMMENTS

          None.

ITEM 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

          The information in this section is presented in accordance with Canadian GAAP. The following discussion of our financial condition and results of operations for the fiscal years ended December 31, 2008, 2007 and 2006 and should be read in conjunction with our consolidated financial statements and related notes included in Item 17 of this annual report including Note 16 which contains a reconciliation to US GAAP.

Critical Accounting Estimates

          The accounting estimates believed to require the most difficult, subjective or complex judgments, and which are the most critical to our reporting of results of operations and financial position, are as follows:

Mineral Properties

          We capitalize all costs related to the acquisition and exploration of mineral properties on a property by property basis, net of recoveries until such time as these mineral properties are placed into commercial production, sold or abandoned. If commercial production is achieved from a mineral property, the related deferred costs will be amortized prospectively on a unit-of-production basis over the estimated life of the ore reserves. If a mineral property is abandoned, the related deferred costs are written down and expensed. From time to time, we may acquire or dispose of all or part of the mineral property interests under the terms of property option agreements. As such options are exercisable entirely at the discretion of the optionee, option payments are recorded as property costs or recoveries when paid or received.

          Long-lived assets, such as equipment and deferred exploration, are reviewed for impairment at each reporting period or more frequently as economic events indicate that the carrying amount of an asset may not be recoverable.

          On an ongoing basis, we evaluate each mineral property for potential impairment based on results obtained to date to determine the nature of exploration, other assessment and development work, if any, that is warranted in the future and the potential for recovery of the deferred costs. If there is little prospect of future work on a property being carried out within a three-year period from completion of previous activities, the deferred costs related to that property are written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required.

Stock-based Compensation Expense

          From time to time, we may grant share purchase options to directors, officers, employees and consultants. We use the Black-Scholes option pricing model to estimate the fair value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise and interest rates. Changes to any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

Convertible Notes

          Convertible notes are classified as debt until converted to equity. Debt instruments issued with detachable warrants would be allocated to a debt and equity component based on relative fair value of each component. A value is assigned to the conversion feature only if the effective conversion rate is less than the market price of the common stock at the commitment date.

Income Taxes

          We use the liability method which takes into account the differences between financial statement treatment and tax treatment of certain transactions, assets and liabilities. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Valuation allowances are established to reduce deferred tax assets when there is potential that some or all of the assets will not be realized. Estimates of future taxable income and the continuation of ongoing prudent tax planning arrangements have been considered in assessing the utilization of available tax losses. Changes in circumstances and assumptions and clarifications of uncertain tax regimes may require changes to the valuation allowances associated with our future tax liabilities.

A.           Operating Results

Year ended December 31, 2008 compared to year ended December 31, 2007

          For the year ended December 31, 2008, we reported a net loss of $6,834,181 compared to a net loss of $7,303,204 for the previous year. The decreased loss in 2008 was mainly attributable to the decreased stock-based compensation expense of $2,958,838 in 2008 compared $4,502,163 in 2007, offset by changes in foreign exchange gains and losses. Other general fluctuations are discussed below:

Exploration Costs

          Exploration costs represent expenditures to undertake and support exploration activities on our properties. If they do not have characteristics of property, plant and equipment, they are expensed as incurred. Exploration costs charged to operations during 2008 were $633,741 compared to $229,334 for the prior year resulting from an increase in the consideration of potential properties in Mexico.

General Administrative Expenses

          General administrative expenses include overheads associated with administering and financing our exploration activities.

          General administrative expenses were $3,700,226 (excluding stock-based compensation and amortization), an increase of $1,653,411 compared to $2,046,815 in 2007. The higher costs resulted from the increased support required for advancing the MacArthur and Uranium mineral properties including the retention of additional personnel, the rising regulatory costs associated with increased regulatory requirements in Canada and the United States, and general and administration expenditures to support our expanded operations.

          Administration and office general expenses increased by $439,859 from $322,420 in 2007 to $762,279 in 2008 resulting from expanded supporting activities in US subsidiaries including office space, computer expense, increased Director’s and Officers’ insurance coverage, and higher consumption of office supplies. Consulting fees increased by $311,394 from $472,356 in 2007 to $783,750 in 2008 resulting from (i) retaining consultants to assist us in ensuring compliance with Section 404 of the U.S. Sarbanes-Oxley Act; (ii) payments of consultants for indirect Arizona environmental legal suit; and (iii) increased charges by a related party for corporate secretarial services.

          Investor relations and communication increased $103,283 from $324,214 in 2007 to $427,497 in 2008 resulting from higher road shows, trade shows and conferences in 2008.

          Professional fees increased by $526,783 from $299,926 in 2007 to $826,709 in 2008 resulting from increased legal fees of $397,413, increased accounting services of $90,667 and U.S. tax preparation fees of $38,703.

          Regulatory and transfer agent fees increased $66,680 from $147,674 in 2007 to $214,354 in 2008 resulting from US regulatory filing fees pursuant to the listing of our common shares in the United States.

          Salaries and benefits increased by $186,005 from $263,544 in 2007 to $449,549 in 2008 resulting from added personnel in the US subsidiary and increased benefit coverage for US employees.

          The increases were partially offset by reduced travel expenses.

Other and Non-Cash Items

          Interest income reduced by $193,129 from $248,684 in 2007 to $55,555 in 2008 due to lower average cash balances and interest rates in 2008 compared to 2007.

          Foreign exchange: we recognized a foreign exchange gain of $446,118 in 2008 compared to a foreign exchange loss of $778,126 in 2007. The foreign exchange gain in 2008 resulted primarily from the effect of the strengthening of the value of the United States dollar on our cash holdings. Volatility in the United States to the Canadian dollar exchange rate could continue to result in foreign exchange gains or losses as we do not hedge our exposure to changes in the value of the Canadian dollar.

          We charge a 10% administration fee on our Nieves Joint Venture partner’s shared exploration costs. An increase of $20,867 from $47,859 in 2007 to $68,726 in 2008 was mainly due to additional drilling carried out on the Nieves property in 2008.

          Interest and financing costs were related to the convertible notes issued in November and December 2008.

          Stock-based compensation decreased by $1,543,325 from $4,502,163 in 2007 to $2,958,838 in 2008 primarily due to the vesting provision for the 2008 grant. During the year ended December 31, 2008, 2,390,000 (2007 – 2,261,000) stock options were granted at an average exercise price of $3.31 (2007 - $3.29) . Under the vesting provisions, 50% of the options granted were vested immediately for directors and officers, and 33% for employees and consultants. The value of stock-based compensation was determined by Black Scholes option pricing model. Based on the existing stock option grants only, stock-based compensation expense for 2009 is expected to be $967,679. Any additional grants in 2009 will increase this expense.

          Amortization: increased by $34,714 from $43,309 for 2007 to $78,023 for 2008. This is due to the purchase of computers and vehicles held in a subsidiary.

Year ended December 31, 2007 compared to year ended December 31, 2006

          For the year ended December 31, 2007, we had a net loss of $7,303,204 compared to a net loss of $3,830,534 for the year ended December 31, 2006. Stock based compensation was $4,502,163 for 2007 (2006: $3,045,004) as additional stock options were granted and expense recognized accordingly. Removing the stock based compensation results in a net loss of $2,801,041 for 2007 and $785,530 for 2006.

          The increase of $2,015,511, in the net loss for 2007, excluding stock based compensation can be explained as follows:

          Administration and office expenses costs increased by $100,480 from $221,940 for 2006 to $322,420 for 2007. This is due to an increase in administration fees of Manex Resource Group Inc. from $5,000 to $10,000 per month from January to October and decreased to $8,000 per month in November and December and increased activity in respect to the day to day running of our company.

          Consulting services increased by $366,541 from $105,815 for 2006 to $472,356 for 2007. This is increase is due to the contract of consultants in respect to compliance with the Sarbanes-Oxley act (“SOX”) necessary for listing on Amex. There was also an increase in activity in respect to the day to day running of our company and the commissioning of consultants for exploration purposes.

          Investor relations and communications costs increased by $163,834 from $160,380 for 2006 to $324,214 for 2007. This is due to the fees paid during 2007 to O & M Partners to provide investor relations as well as the attendance by our management at several trade shows and the upgrade of the promotional booth and literature for these conferences and the production and distribution of the Annual General Meeting (“AGM”) brochure in 2007

          Professional fees increased by $160,214 from $139,712 for 2006 to $299,926 for 2007. This is due to increased legal, accounting and auditing expenses of our increased activity as a result of being a U.S. reporting company with shares listed on the NYSE Amex starting in 2008.

          Regulatory fees and transfer agent fees increased by $115,384 from $32,290 for 2006 to $147,674 for 2007. This is due to increased in TSX.V filing fees for a publicly listed company, which is based on the issued and outstanding share capital and a timing difference in the payment of these fees.

         Salaries and benefits costs increased by $202,560 from $60,984 for 2006 compared to $263,544 for 2007. This increase is due to the increased remuneration of our President in 2007.

          Travel and promotion costs increased by $96,319 from $71,679 for 2006 to $167,998 for 2007. This is due to the increased travel of the VP Exploration as well as increased travel by other consultants to inspect and report on potential new properties in the United States. There was also an increase in travel for trade shows, and meetings with analysts and other prominent industry experts.

Other and Non-Cash Items

          Interest income increased by $162,696 from $85,988 for 2006 to $248,684 for 2007. This is due to considerably larger average cash balances maintained by us in 2007 following financings.

          We reported a net foreign currency loss of $778,126 for 2007 compared to a gain $79,449 for 2006.

          Significant current assets and liabilities held in US dollars as at December 31, 2007 were converted in to Canadian dollars which had strengthened significantly at December 31, 2007 compared to the US dollar. We held US dollar cash amounts, on average, of approximately US $4 million during 2007 compared to the average cash held in 2006 of approximately US$1.3 million.

          A Joint Venture administration fee of $47,859 was received for 2007 compared to $542,975 in 2006. This is reflective of the increased work performed on the joint venture in 2007 compared to 2006.

          Amortization costs increased by $33,318 from $9,991 for 2006 to $43,309 for 2007. This is due to the purchase of fixed assets and the depreciation of these assets.

B.           Liquidity and Capital Reserves

          We have limited financial resources and finances our operations by raising capital in the equity markets. We will need to rely on the sale of such securities and/or enter into joint venture agreements with third parties to provide working capital and to finance our mineral property acquisition and exploration activities. Since we do not generate any revenue from operations, our long-term profitability will be directly related to the success of our mineral property acquisition and exploration activities.

          On November 27 and December 19, 2008, we closed the first and second tranches of a private placement of units comprising one convertible promissory note (“Notes”) and one common share purchase warrant for gross proceeds of US$2,619,673. The Notes bear interest at a rate of 10% per annum maturing 24 months from date of issuance or upon conversion or redemption.

          At December 31, 2008, we had a working capital deficiency of $504,419 compared to a working capital surplus of $2,866,527 as at December 31, 2007. During the year ended December 31, 2008, we raised $557,690 through the exercise of stock options and received gross proceeds of US$11,144,000 from a non-brokered private placement in April 2008 and US$2,619,673 from convertible notes. Subsequent to December 31, 2008, we closed the third tranche of the convertible notes for additional proceeds of US$1,170,300.

          We spent $4,108,832 (2007 - $2,014,535) in operations in 2008, purchased an additional $105,592 (2007 - $172,187) in equipment, $178,212 (2007 - $59,594) in reclamation bonds and spent $13,366,464 (2007 - $9,132,683) on mineral properties.

          As we are in the exploration stage, our operations have been and may continue to be funded by the sale of equity to investors. Although we havebeen successful in raising funds in the past through issuing common shares and convertible notes, it is uncertain whether we will be able to continue this financing due to difficult conditions. Management is renegotiating mineral option payments and discussing with various parties who are interested in participating in our properties and exploration activities.

C.           Research and Development, Patents and Licenses, etc.

          We do not have a research and development policy, nor do we hold any patents, licenses, or other intellectual property.

D.           Trend Information

          Mineral property expenditures can vary from quarter to quarter depending when option payments are due and the stage of the exploration program. For example, drilling may slow down for a period of time when results are analyzed, resulting in lower costs during that period.

E.           Off- Balance Sheet Arrangements

          None.

F.           Tabular Disclosure of Contractual Obligations

          The following table outlines our contractual and optional obligations at December 31, 2008:

		Less than 1			More than 5
	Total	year	1-3 years	4-5 years	years
Mineral properties (a)	$14,580,374	$2,115,362	$6,582,072	$3,824,520	$2,058,420
Office Lease (b)	558,777	183,777	$375,000	-	-
Service agreement (c)	15,000	15,000	-	-	-
Total	$15,154,151	$2,314,139	$6,957,072	$3,824,520	$2,058,420

(a)

We are required to make option payments and other expenditure commitments to maintain the properties and earn interest. In addition to the cash payment, we are required to issue 100,000 common shares for Willow Creek property in each of 2009 and 2010.

(b)

During 2007, we entered into a service agreement with Manex Resource Group for its Vancouver office space, administration, and corporate development. The agreement can be cancelled at anytime upon one year notice. The current expiry date is June 30, 2012. We also had two office leases in Kanab, Utah and Yerington, Nevada United States.

(c)

In January 2007, we engaged Roman Friedrich & Company Ltd. to provide financial and advisory services to us. The retainer fee is $15,000 per month of which $7,500 is to be paid in cash and the remaining $7,500 is payable in our common shares subject to regulatory approval. As of December 31, 2008, $15,000 is to be paid in shares for services received from November to December 2008.

G.           Safe Harbour

          The safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, shall apply to forward-looking information provided pursuant to Item 5.F. Please see “Cautionary Statement on Forward Looking Information” at the outset of this annual report.

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and senior management

          The following tables and biographies set forth information about our directors and executive officers:

Name	Age	Positions Held	Period as Director or Officer	Jurisdiction of Residence
Tracy Stevenson	58	Director & Chairman of the Board	Since 2007	Utah, U.S.
Thomas C. Patton	65	Director, President & Chief Executive Officer	Since 1998	Washington, U.S.
Robert Gayton	69	Director	Since 1997	British Columbia, Canada
John Kerr	68	Director	Since 1993	British Columbia, Canada
Lawrence Page, Q.C	69	Director & Secretary	Since 1995	British Columbia, Canada
Eugene Spiering	55	Director & Vice President of Exploration	Since 2006	British Columbia, Canada
LeRoy Wilkes	66	Director	Since 2006	Colorado, U.S.
Scott Hean	61	Chief Financial Officer	Since 2006	British Columbia Canada
Charles Hawley	79	Vice President, Exploration, Alaska	Since 2001	Alaska, U.S.

Tracy Stevenson

          Mr. Stevenson received a B.S. Accounting Magna Cum Laude from the University of Utah and is a member of the Advisory Board of the University Of Utah David Eccles School Of Business. He has international experience in finance, mergers and acquisitions, strategic planning, corporate governance, auditing, administration and information systems and technology. He worked for Rio Tinto plc, the world’s second largest mining company, and related companies for 26 years, where he held a number of senior leadership positions. Mr. Stevenson was the global head of information systems and shared services for Rio Tinto. He also served for four years as Executive Vice President, Chief Financial Officer and a director of Comalco Ltd., an Australia-based international aluminum company partially owned by Rio Tinto, and a further four years as Chief Financial Officer and a director of Kennecott Corporation, a diversified North American mining company owned by Rio Tinto. He also has public accounting experience with Coopers & Lybrand (now PriceWaterhouseCoopers). Mr. Stevenson also serves as a director of Vista Gold Corp.

Dr. Thomas Patton

          Dr. Patton graduated from the University of Washington in 1971 (Ph.D.) and has worked with both junior and senior mining companies. He served as the President and Chief Operating Officer for Western Silver Corporation from January 1998 to May 2006. Among his accomplishments at Western Silver were the discovery and delineation of the world class Peñasquito silver-gold-lead zinc deposit in Zacatecas, Mexico and the subsequent sale of the company to Glamis Gold Ltd. Prior to joining Western Silver, Dr. Patton held senior positions with Rio Tinto PLC and Kennecott Corporation, where he served as Senior Vice President, Exploration and Business Development. Dr. Patton is a member of the Society of Economic Geologists and the American Institute of Mining & Metallurgical Engineers.

Dr. Robert Gayton

          Dr. Gayton graduated from the University of British Columbia in 1962 with a Bachelor of Commerce and in 1964 earned the chartered accountant (C.A.) designation. Dr. Gayton joined the Faculty of Business Administration at the University of British Columbia in 1965, beginning 10 years in the academic world, including time at the University of California, Berkeley, earning a Ph.D. in Business. Dr. Gayton has directed the accounting and financial matters of public companies in the resource and non-resource fields since 1987. Dr. Gayton also serves as a director of these nine companies: Amerigo Resources Ltd.; Nevsun Resources Ltd.; Eastern Platinum Limited; Western Copper Corp.; Silvercorp Metals Inc.; Trans National Minerals Inc.; B2Gold Corp; Palo Duro Energy Inc.; and Intrinsyc Software International, Inc.

John R Kerr

          John R. Kerr graduated from the University of British Columbia in 1964 with a Bachelor of Applied Science (B. ASc) degree in Geological Engineering. He has participated in the mining industry continuously since graduation as an exploration geologist. Mr. Kerr has gained experience in recognition and identification of mineral potential in a diversified field of geological environments. Mr. Kerr also serves as director of Pacific Coast Nickel Corp. and currently operates a geological consulting practice out of Vancouver, B.C., with projects located in all areas of North America.

Lawrence Page, Q.C.

          Lawrence Page, Q.C. obtained his law degree from the University of British Columbia in 1964 and was called to the Bar of British Columbia in 1965. He has been admitted to the Bar of Ontario for the purpose of acting as counsel in specified litigation. Mr. Page was awarded the distinction of Queen’s Counsel in 1988. Mr. Page practices on his own in Vancouver in the areas of commercial litigation, native law, natural resource law and securities law. He is the principal of the Manex Resource Group, which provides administrative, financial, corporate and geological services to a number of public companies in the mineral resource sector, including us. Mr. Page also serves as a director of five public companies: Duncastle Gold Corp.; Valterra Resource Corporation; Fortune River Resource Corp.; Southern Silver Exploration Corp.; and Bravo Venture Group Inc.

Eugene Spiering

          Mr. Spiering has a Bachelor of Science-Geology degree from the University of Utah. He has over 28 years of experience in the mining exploration industry. Mr. Spiering previously held the position of Vice President, Exploration at Rio Narcea Mines Ltd., where he managed a team that discovered two gold deposits and completed the final definition of one nickel deposit in Spain. Prior to his tenure at Rio Narcea, Mr. Spiering held the position of senior geologist with Energy Fuels Nuclear, Inc. where his responsibilities included drilling supervision, geologic mapping, and ore reserve calculations related to uranium exploration in northern Arizona and gold exploration in western US and Venezuela.

LeRoy Wilkes

          Mr. Wilkes is a graduate mining engineer from the Montana School of Mines. He recently retired as president of Washington Group International’s Mining Business Unit. As leader of this group, he participated in developing mining projects throughout the world, including Latin America, Canada, Europe and the United States. Mr. Wilkes was also the Chief Operating Officer of Santa Fe Pacific Gold Corporation during the expansion of its Nevada operations. He was also involved in the development of such projects as Greens Creek, Alaska; Stillwater, Montana; and Las Pelameres in Chile, while serving as Senior Vice President of Business Development for Anaconda Minerals. Mr. Wilkes also serves as a director of Sabina Silver Corporation and Copper Mesa Mining Corp.

Scott B. Hean

          Mr. Hean graduated from Simon Fraser University in 1973 and from the Ivey School of Business, London, Ontario, in 1975. He completed the Institute of Corporate Directors Director Education program in May 2006. He has held senior management and executive positions with Bank of Montreal as Senior Vice President and Managing Director responsible for financing in the natural resources sectors in North America and with J.P. Morgan of New York, where he was involved in financing oil and gas companies. Currently, Mr. Hean is director and past chair of the audit committee for Sabina Silver Corporation, a director and chair of the audit committee of Great Quest Metals, Inc., and a director of Southern Silver Exploration Corp., all TSX-Venture listed companies. In the non-profit sector, he serves as a director and chair of the Bill Reid Trust, a not for profit organization concerning the work of the Haida artist, Bill Reid. He has served on numerous not-for-profit Boards, including Outward Bound Canada and B.C. Children’s Hospital.

Dr. Charles Hawley

          Dr. Hawley graduated with a Bachelor of Arts degree from Hanover College, Indiana in 1951 and earned a Ph.D in geology from the University of Colorado in 1963. He worked for the U.S. Geological Survey from 1952-1968. Dr. Hawley has been working within the exploration and mine development field in Alaska’s private sector since 1969.

B.           Compensation

Executive Officers

          The following table sets forth the compensation paid to executive officers for the fiscal year ended December 31, 2008.

Name	Salary	All other Compensation	Total
Thomas C. Patton President & CEO	$146,414	$1,304,442	$1,450,856
Eugene Spiering VP of Exploration	$166,667	$9,763	$176,430
Scott Hean CFO	$69,958	-0-	$69,958
Charles Hawley, VP, Exploration, Alaska	$9,840	-0-	$9,840

          We granted stock options on June 19, 2008 under our Incentive Stock Option Plan at an exercise price of $3.30 per share for a five year term to the executive officers named above in the following amounts: Dr. Thomas Patton received 300,000; Mr. Spiering received 150,000 options; Mr. Hean received 100,000 options and Dr. Hawley received 40,000.

Board of Directors

          In the fiscal year ended December 31, 2008, each of our non-executive directors, other than the Chairman of the Board of Directors, received an annual fee of $12,000 for their service as well as a $500 fee per Board of Directors meeting attended and $500 per day for each day of travel. Each non-executive director also received 60,000 options on June 19, 2008, at an exercise price of $3.30 per share. The Chairman of the Board, Mr. Stevenson received an annual fee of $24,000 and $500 per meeting attended and $500 per day for each day of travel. Mr. Stevenson also received 150,000 options on March 31, 2008 at an exercise price of $3.45 per share and 75,000 options on June 19, 2008 at an exercise price of $3.30 per share.

          In addition, the Chairman of the Audit Committee, Robert Gayton, received an annual fee of $15,000 and $500 per meeting attended and $500 per day for each travel day. The Chairman of the Corporate Governance Nomination and Compensation Committee, LeRoy Wilkes, received an annual fee of $13,500 as well as $500 per meeting attended and $500 per day for each day of travel.

          All stock options issued expire after five years and were issued under our Incentive Stock Option Plan.

          As of January 1, 2009, all director fees have been suspended due to economic conditions.

C.           Board Practices

Term of Office

          Our directors are elected annually at our annual general meeting and each officer holds such office for one year, until the next annual general meeting of shareholders, or until replaced by his or her predecessor.

Service Contracts

          During the most recently completed financial year, three of our executive directors had service contracts in place which provide for benefits upon termination of employment.

          Thomas Patton – In January 2009, Dr. Thomas Patton entered into an employment agreement with us and our subsidiary, Quaterra Alaska, Inc. which replaced a prior employment agreement dated January 1, 2007. Under the employment agreement, Dr. Patton is entitled to receive an annual base salary of $150,000. Due to current economic conditions, Dr. Patton has agreed to reduce his salary to $1 effective January 16, 2009 until such further time as we agree in writing. Dr. Patton may be eligible to participate in future stock option grants. We may end the employment of Dr. Patton only for breach of the employment agreement or for cause. Dr. Patton is entitled to two months notice of such discharge. Upon a change of control, as defined in the employment agreement including through acquisition of 20% or more of our common shares, Dr. Patton has the right to terminate the employment agreement and receive 100% of the compensation due him for the unexpired term of the employment agreement.

          Eugene Spiering – On December 1, 2008, Eugene Spiering entered into an employment agreement with us which replaced prior employment agreements dated January 1, 2006, as renewed by renewal agreements dated January 1, 2007 and January 1, 2008. Under the employment agreement, Mr. Spiering is entitled to receive an annual base salary of $200,000. Due to current economic conditions, Mr. Spiering has agreed to reduce his salary to $100,000 effective December 1, 2008 until such further time as we agree in writing. Upon the expiration of one year following the date of the employment agreement and each year thereafter, we will review Mr. Spiering’s salary with a view to increase, giving consideration to our financial position and the scope of our activities. Mr. Spiering may be eligible to participate in future stock option grants. If Mr. Spiering becomes disabled and unable to perform his regular duties, he shall be entitled to receive his full salary for two months. Upon a change of control, as defined in the employment agreement including through acquisition of 20% or more of our common shares, Mr. Spiering has the right to terminate the employment agreement and receive 100% of the compensation due him for the unexpired term of the employment agreement.

Committees

          Our Board of Directors has established an Audit Committee and a Corporate Governance Nomination Compensation Committee.

          Audit Committee – The members of the Audit Committee are Robert Gayton, LeRoy Wilkes and John Kerr, all of whom are independent. The Audit Committee is responsible for assisting directors to meet their responsibilities providing better communication between directors and external auditors; enhancing the independence of the external auditor, increasing the credibility and objectivity of financial reports, and strengthening the role of the directors, facilitating in-depth discussions among directors, management, and the external auditor. The Audit Committee meets at least four times during a year. A copy of the Audit Committee Charter is available through our website at www.quaterraresources.com.

          Corporate Governance, Nomination and Compensation Committee – The members of the Corporate Governance Nomination Compensation Committee (the “CGNCC”) are LeRoy Wilkes, Lawrence Page, and John Kerr. LeRoy Wilkes and John Kerr are independent directors and the Board of Directors has determined that the composition of the CGNCC ensures an objective process for determining compensation of executive officers. The CGNCC meets regularly and considers matters of governance and compensation. The CGNCC seeks the advice of third party independent consultants as may be required in particular circumstances and submits reports to the full Board of Directors on a regular basis.

D.           EMPLOYEES

          During the fiscal years ended December 31, 2008, 2007 and 2006, we had direct employees as outlined below. Prior to 2007, the majority of our workforce were independent contractors rendering services to the different subsidiaries.

Company	2008	2007	2006
Quaterra Resources Inc.	3	2	2
Quaterra Alaska Inc.	7	3	1
Minera Agua Tierr S.A. de C.V.	Nil	Nil	Nil
Quaterra International Limited	Nil	Nil	Nil
Total	10	5	3

          We entered into an agreement with related party Manex Resource Corp. (“Manex”) in June 2008 whereby Manex provides administrative, accounting, secretarial and investor relation services to us. The basic fee for office space and office infrastructure is $14,000 per month and other services rendered are based on hourly rates specified in the agreement. We also reimburse Manex for office supplies including paper, courier, postage, parking, filing fees and other out-of-pocket expenses. During the three years ended December 31, 2008, we paid Manex the following:

	For Fiscal Year Ended December 31,
	2008	2007	2006
Office space & administration	$247,110	$116,000	$60,000
Accounting	173,460	71,986	35,391
Corporate Secretary	108,303	73,824	53,439
Investor relations	32,425	39,794	24,938
15% (10%) charges on recovery	12,535	19,753	-
	$573,833	$321,358	$173,768

          Manex is located at the same address as our company at suite 1100, 1199 West Hastings Street, Vancouver, British Columbia. Manex is a private company controlled by Lawrence Page, one of our directors.

E.           SHARE OWNERSHIP

          All persons listed in subsection 6.B above beneficially own an aggregate of 1,538,198 Common shares or 1.76% of our common shares outstanding. Dr. Thomas Patton beneficially owns 1,197,000 or 1.37% of our common shares and he has the right to exercise or redeem various stock options, share purchase warrants and convertible promissory notes, that if fully exercised and redeemed he would own 2,485,216 common shares of the company or 2.84% of our outstanding shares. No other director or officer beneficially owns greater than 1% of our common shares.

          We grant stock options to directors, officers, employees and consultants who provide services to us, including our subsidiaries, pursuant to our Incentive Stock Option Plan. The purpose of the Incentive Stock Option Plan is to provide increased incentive to contribute to our future success and prosperity, thus enhancing the value of our shares for the benefit of all the shareholders and increasing our ability to attract and retain skilled and motivated individuals in the service of us. Our Incentive Stock Option Plan is a “rolling” plan through which the maximum number of issuable shares underlying options is equal to 10% of our outstanding shares. As of December 31, 2008, there were 7,200,500 options outstanding and 5,898,000 exercisable under the Incentive Stock Option Plan.

ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

          We are not aware of any beneficial shareholder holding greater than 5% of our common shares as of the date of this annual report or during the prior three years.

          As of December 31, 2008, approximately 60% of our common shares were held in Canada and approximately 39% of our common shares were held in the U.S., with the balance held in various other countries.

          There are no arrangements known to us that may at a subsequent date result in a change in control.

B.           Related Party Transactions

          We are party to a services agreement with Manex Resource Corp., which is controlled by Lawrence Page, one of our directors. Please see Item 6.D. "Employees" above. We also paid legal fees of $18,802 to a law firm of which Lawrence Page is the principal.

C.           Interests of Experts and Counsel

          Not applicable.

ITEM 8.           FINANCIAL INFORMATION

Financial Statements

          The consolidated balance sheets of Quaterra Resources Inc. as of December 31, 2008 and 2007 and the consolidated statements of operations and cash flows of Quaterra Resources Inc. for the years ended December 31, 2008, 2007 and 2006, as well as the auditors’ report thereon, are presented at Item 17 of this annual report.

Legal Proceedings

          From time to time, we may be a party to pending or threatened legal proceedings and arbitrations that are routine and incidental to our business. Based upon information presently available, and in light of legal and other defenses available to us, our management does not consider the liability from any threatened or pending litigation to be material.

Dividends

          We have never declared or paid any cash dividends on our common stock and we do not anticipate paying any cash dividends in the foreseeable future.

Significant Changes

          Except as otherwise disclosed in this annual report, including under Item 5. “Operating and Financial Review and Prospects”, there has been no significant change in our financial position since December 31, 2008.

ITEM 9.           THE OFFER AND LISTING

A.           Offer and listing details

          Our common shares have traded on the TSX Venture Exchange since November 14, 1997 under the symbol QTA. Our common shares also have traded on the NYSE Amex (previously known as the American Stock Exchange) since March 4, 2008 under the symbol QMM.

          The following table set forth the price history of our common shares for the periods indicated.

	TSX Venture Exchange (C$)		NYSE Amex (US$)
	High	Low	High	Low
Fiscal Year Ended December 31, 2008	4.18	0.47	3.97	0.36
Fiscal Year Ended December 31, 2007	4.16	1.98	-	-
Fiscal Year Ended December 31, 2006	2.75	0.37	-	-
Fiscal Year Ended December 31, 2005	0.50	0.22	-	-
Fiscal Year Ended December 31, 2004	0.85	0.28	-	-

Fiscal Year Ended December 31, 2008
First Quarter	4.18	2.90	3.97	3.05
Second Quarter	3.85	2.60	3.83	2.50
Third Quarter	3.48	1.50	3.49	1.51
Fourth Quarter	1.80	0.47	1.84	0.36

Fiscal Year Ended December 31, 2007
First Quarter	3.00	1.98	-	-
Second Quarter	4.16	2.60	-	-
Third Quarter	3.84	2.21	-	-

Fourth Quarter	3.99	2.66	-	-

February 2009	0.81	0.55	0.66	0.42
January 2009	0.99	0.54	0.85	0.42
December 2008	0.70	0.47	0.55	0.40
November 2008	0.80	0.50	0.70	0.36
October 2008	1.80	0.60	1.84	0.45
September 2008	2.31	1.50	2.20	1.42

B.           Plan of Distribution

          Not applicable.

C.           Markets

          See subsection 9.A. “Offer and Listing Details” above.

D.           Selling Shareholders

          Not applicable.

E.           Dilution

          Not applicable.

F.           Expenses of the Issue

          Not applicable.

ITEM 10.         ADDITIONAL INFORMATION

A.           Share Capital

          Not applicable.

B.           Memorandum and Articles of Association

Incorporation

          We are governed by Articles dated June 13, 2005. Our Articles are on file with the Office of the British Columbia Registrar of Companies under Certificate of Incorporation No. BC0446713. Under the provisions of the Business Corporations Act (BC), we have the capacity and the rights, powers, and privileges of an individual of full capacity. There are no restrictions in our Articles on the business that we can carry on or the powers we can exercise.

Powers and Functions of the Directors

          Under Article 17, a director is obligated to disclose a potential interest in a contract or transaction being considered by us, and may not vote on a contract or transaction with a disclosable interest, but the director shall be counted in the quorum at the meeting of the Board of Directors at which the contract or transaction is approved.

          Under Article 13, the Board of Directors may, in the absence of an independent quorum, vote compensation to themselves.

          Under Article 8, there are no limitations on borrowing powers exercisable by our Board of Directors.

          There are no provisions in our Articles for the retirement or non-retirement of a director under an age limit.

          There is no requirement in our Articles for a director to hold any of our common shares.

Rights and Restrictions Attached to the Common Shares

          Our common shares rank equally as to dividend rights, voting rights, profits, and liquidation rights. The common shares are not subject to redemption or sinking fund provisions, liability to further capital calls, nor any provisions discriminating against any existing or prospective holder of such shares as a result of such shareholder owning a substantial number of shares.

Alteration of Share Rights

          In accordance with the Business Corporations Act (BC) and our Articles, a special resolution is required to change the rights of common shares, and must be (a) passed at a general meeting by a majority of not less than 2/3 of the voting common shareholders; or (b) consented to in writing by all common shareholders.

Annual General Meetings

          Articles 10 and 11 of our Articles, together with applicable corporate and securities laws, contain the conditions governing the manner in which annual and extraordinary general meetings of shareholders are called, including notice, proxy solicitation, and quorum requirements. Annual general meetings are called and scheduled upon decision by the Board of Directors. The Board of Directors may convene an extraordinary general meeting of the shareholders. Our Articles are silent as to the ability of shareholders to requisition an extraordinary meeting, however, under the Business Corporations Act (BC) a meeting can be requisitioned by shareholders holding in the aggregate at least 20% of our common shares. All meetings may be attended by registered shareholders or persons who hold powers of attorney or proxies given to them by registered shareholders.

Foreign Ownership Limitation

          Our Articles do not contain limitations on the rights of non-residents, foreigners, or other groups to own common shares.

Change of Control

          There are no provisions in our Articles that would have the effect of delaying, deferring or preventing a change in control, or that operate only with respect to a merger, acquisition or corporate restructuring involving us or any of our subsidiaries.

Share Ownership Reporting Obligation

          Our Articles do not contain provisions governing the threshold above which shareholder ownership must be disclosed.

Differences between Canadian and U.S. Law

          The securities laws of the Province of British Columbia require disclosure of shareholdings by (i) persons who are our directors or senior officers; and (ii) a person who has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of and control or direction over our securities carrying more than 10% of the voting rights attached to all of our outstanding voting securities.

          The threshold of share ownership percentage requiring disclosure of ownership is higher in the home jurisdiction of British Columbia than the U.S. where U.S. securities law prescribes a 5% threshold for ownership disclosure.

Capital Changes

          There are no conditions imposed by our Articles governing changes in our share capital that are more stringent than is required by law.

C.           Material Contracts

          We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4. “Information on the Company” or elsewhere in this annual report.

D.           Exchange Controls

          There currently are no laws, decrees, regulations, or other legislation in Canada that restrict the export or import of capital, or impose foreign exchange controls or affect the remittance of interest, dividends, or other payments to non-resident holders of our common shares, other than the withholding tax requirements described under subsection E. “Taxation” below. Canada has no system of exchange controls

          There are no limitations imposed by Canadian law or our Articles on the right of non-resident to hold our common shares, other than as provided by the Investment Canada Act, as amended (the “Act”), as amended by the North American Free Trade Agreement Implementation Act (Canada), and the World Trade Organization (WTO) Agreement Implementation Act. The Act requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control of a Canadian business”, all as defined in the Act. Generally, the threshold for review will be higher in monetary terms for a member of the WTO or NAFTA.

E.           Taxation

          We encourage you to consult with your own tax advisors about the Canadian and U.S. federal, state, provincial, local, and foreign tax consequences of purchasing, owning, and disposing of our common shares.

Certain Canadian Federal Income Tax Consequences

          The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common shares for a shareholder who is not a resident of Canada but is a resident of the United States and who will acquire and hold a corporation’s common shares as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”). This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Customs & Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the “Convention”).

Dividends on Common Shares and Other Income

          Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25 percent on dividends paid or deemed to have been paid to him or her by a corporation resident in Canada. The corporation is responsible for the withholding of tax at the source. The Convention limits the rate to 15 percent if the shareholder is a resident of the United States and the dividends are beneficially owned by and paid to such shareholder and to 5 percent if the shareholder is also a corporation that beneficially owns at least 10 percent of the voting stock of the payor corporation.

          The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid up or stated capital of the corporation had increased by reason of the payment of such dividend. The corporation will furnish additional tax information to shareholders in the event of such a dividend. Interest paid or deemed to be paid on the corporation’s debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

          The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is a resident of the United States and is exempt from income tax under the laws of the United States.

Dispositions of Common Shares

          Under the Canadian Tax Act, a taxpayer’s capital gain or capital loss from a disposition of a common share is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. The capital gains net of losses included in income since October 17, 2000 is 50%. The amount by which a shareholder’s capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

          Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses realized on a disposition of “taxable Canadian property.” Common shares of a corporation will constitute the taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition, 25% or more of the issued shares of any class or series in the capital stock of the corporation belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder and persons with whom the shareholder did not deal at arm’s length and in certain other circumstances.

          The Convention relieves United States residents from liability for Canadian tax on capital gains derived on a disposition of shares, unless: (i) the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production; (ii) the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he ceased to be resident in Canada; or (iii) the shares formed part of the business property of a “permanent establishment” that the holder has or had in Canada within the 12 months preceding the disposition.

Certain United States Federal Income Tax Consequences

          The following is a discussion of material United States federal income tax consequences generally applicable to a U.S. Holder (as defined below) of our common shares. This discussion does not cover any state, local or foreign tax consequences. This discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holders

          As used herein, a U.S. Holder includes a holder of common shares who is a citizen or resident of the United States, a corporation (or an entity which has elected to be treated as a corporation under Treasury Regulations) created or organized in or under the laws of the United States or of any political subdivision thereof, any estate other than a foreign estate (as defined in the Code) or, a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares

          U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the corporation has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States federal taxable income (see more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the corporation, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

          In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Gain or loss may be recognized upon a subsequent sale of other disposition of the foreign currency, including the exchange for U.S. dollars.

          Dividends paid on the common shares of a corporation will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from a corporation (unless the corporation qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the corporation. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Foreign Tax Credit

          A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Dividends distributed will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of should consult their own tax advisors regarding their individual circumstances.

          For individuals whose entire income from sources outside the United States consists of qualified passive income whose total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed US$300 (US$600 in the case of a joint return) and for whom an election is made under section 904(j), the limitation on credit does not apply.

Disposition of Common Shares

          A U.S. Holder will recognize gain or loss upon the sale of common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the tax basis in the common shares. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates, or trusts. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Foreign Personal Holding Company

          If at any time during a taxable year more than 50% of the total combined voting power or the total value of the our outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of our gross income for such year was derived from certain passive sources, then we would be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent we do not actually distribute such income.

          We do not believe we currently have the status of a “foreign personal holding company”. However, there can be no assurance that we will not be considered a foreign personal holding company for any future taxable year.

Passive Foreign Investment Company

          As a foreign corporation with U.S. Holders, we potentially could be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of our income which is passive, or the percentage of our assets which are held for the purpose of producing passive income. We do not believe we currently are a PFIC.

          The rule governing PFICs can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. The taxation of a US Holder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion. U.S. Holders should consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation

          If more than 50% of the voting power of all classes of our common shares entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States partnerships, corporations, or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively own 10% or more of the total combined voting power of all classes of our capital stock (“United States Shareholders”), then we would be a “controlled foreign corporation” (CFC). We do not believe we currently are a CFC.

          The CFC classification would affect many complex results, one of which is that certain income of a CFC would be subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of a corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the corporation (accumulated only while the shares were held by the United States Shareholder and while the corporation was a CFC attributable to the shares sold or exchanged). If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. The PFIC provisions continue to apply in the case of a PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders.

F.           Dividends and Paying Agents

          Not applicable.

G.           Statement by Experts

          Not applicable.

H.           Documents on Display

          Any document referred to in this annual report may be inspected at our principal executive officers at Suite 1100, 1199 West Hastings Street, Vancouver, British Columbia Canada V6E 3T5 during regular business hours.

          Various documents referenced in this annual report also are included as exhibits to this annual report in accordance with Item 19 of this Form 20-F. We are required to file periodic reports and other information with the SEC. You may read and copy any materials we file with the SEC at its Public Reference Room at 100 F Street, NE, Washington, DC 20549, on official business days during the hours of 10:00 am to 3:00 pm. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC further maintains an internet website at www.sec.gov that contains reports and other information about issuers like us who file electronically with the SEC.

          In addition, we file various documents on the Canadian Securities Administrator’s System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com as required by applicable Canadian law and stock exchanges.

I.           Subsidiary Information

          Not applicable.

ITEM 11.         QUANTITATIVE AND QUALITATIVE DISCLOSURES ON MARKET RISK

          Not applicable.

ITEM 12.         DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

          Not applicable.

PART II

ITEM 13.         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          None.

ITEM 14.         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

          Effective June 18, 2008, in accordance with the vote of shareholders at the 2008 Annual General Meeting on June 18, 2008, we adopted a rights plan applicable to our common shares (the “Rights Plan”). Under the Rights Plan, we issued one right for no consideration in respect of each outstanding common share. All common shares we subsequently issue during the term of the Rights Plan will have one right represented for each common share. The term of the Rights Plan is through the first annual meeting of shareholders held after June 18, 2013. The rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of our common shares without complying with the Rights Plan or without a waiver from our Board of Directors.

          Each right entitles the registered holder to purchase from us on the occurrence of certain events, one common share at the price of $100 per share, subject to adjustment (the “Exercise Price”). If a “Flip-in Event” as defined in the Rights Plan occurs, each right would then entitle the registered holder to receive, upon payment of the Exercise Price, that number of common shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The rights are not exercisable until the “Separation Time” as defined in the Rights Plan.

          The purpose of the Rights Plan is to ensure, to the extent possible, that all shareholders are treated equally and fairly in connection with any take-over bid or similar proposal to acquire our common shares. Take-over bids may be structured in such a way as to be coercive or discriminatory in effect, or may be initiated at a time when it will be difficult for our Board of Directors to prepare an adequate response. Such offers may result in shareholders receiving unequal or unfair treatment, or not realizing the full or maximum value of their investment in us. The Rights Plan discourages the making of any such offers by creating the potential of significant dilution to any offeror who does so.

          An offeror can avoid that potential by making an offer that either: (i) qualifies as a “Permitted Bid” under the Rights Plan, and therefore meets certain specified conditions (including a minimum deposit period of 90 days) which aim to ensure that all shareholders are treated fairly and equally; or (ii) does not qualify as a “Permitted Bid” but is negotiated with and has been exempted by our Board of Directors from the application of the Rights Plan in light of the opportunity to bargain for agreed terms and conditions to the offer that are believed to be in the best interests of shareholders.

          Under current Canadian securities laws, any party wishing to make a formal take-over bid for our common shares is required to leave the offer open for acceptance for at least 35 days. To qualify as a “Permitted Bid” under the Rights Plan, however, a take-over bid must remain open for acceptance for not less than 90 days. The Board of Directors believes that the statutory minimum period of 35 days may be insufficient for the directors to: (i) evaluate a take-over bid (particularly if the consideration consists, wholly or in part, of shares of another issuer); (ii) explore, develop and pursue alternative transactions that could better maximize shareholder value; and (iii) make reasoned recommendations to the shareholders. The additional time afforded under a “Permitted Bid” is intended to address these concerns by providing the Board of Directors with a greater opportunity to assess the merits of the offer and identify other possible suitors or alternative transactions, any by providing other bidders or proponents of alternative transactions with time to come forward with competing, and potentially superior, proposals.

ITEM 15.         CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

          Our management carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Securities and Exchange Act of 1934, as amended) as of the end of the fiscal year covered by this report. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2008, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control Over Financial Reporting

          Our management’s report on internal control over financial reporting is set form on page 59 under Item 17 of this annual report.

          The attestation report of Smythe Ratcliffe LLP, our independent registered public accounting firm, on management’s assessment of our internal control over financial reporting is set forth on page 60 under Item 17 of this annual report.

Changes in Internal Control Over Financial Reporting

          There were no changes in our internal control over financial reporting during the fiscal year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.       Audit Committee financial expert

          Our Board of Directors has designated Dr. Robert Gayton as an “audit committee financial expert” serving on our Audit Committee within the criteria prescribed under SEC and NYSE Amex rules. Our Board of Directors has determined that Dr. Gayton is an “independent” director as that term is defined under NYSE Amex rules.

Item 16B.       Code of Ethics

          We have adopted a Code of Business Conduct and Ethics for all our directors, officers, and employees. It includes a Code of Ethical Conduct for Financial Managers that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Code of Business Conduct and Ethics is available in the Governance section of our website at www.quaterraaresources.com. All applicable amendments to and waivers of the Code of Business Conduct Ethics governing our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions will be posted on our website and furnished to the SEC on Form 6-K.

Item 16C.       Principal Accountant Fees and Services

          The following table shows the aggregate fees billed to us by our principal accountant Smythe Ratcliffe LLP, Chartered Accountants, in each of the last two fiscal years.

	Year ended December 31,
	2008	2007
Audit Fees	$39,000	$24,500
Audit-Related Fees	$5,400	$7,600
Tax Fees (1)	$2,800	$2,750
All Other Fees (2)	$24,380	$3,040

(1)	These fees are attributable to assistance in preparation of tax returns.

(2)	These fees include services rendered as part of our NYSE Amex listing and Sarbanes-Oxley compliance.

          The Audit Committee recommends to the Board of the Directors the external auditor to perform audit, review, and attestation services. The Audit Committee pre-approves all non-audit services provided by our external auditors, and pre-approved the tax fees and the all other fees listed in the table above.

Item 16D.       Exemptions from the listing standards for Audit Committees

          Not applicable.

Item 16E.       Purchases of Equity Securities by the Issuer and Affiliated Purchasers

          None.

Item 16F.       Change in Registrant’s Certifying Accountant

          Not applicable.

Item 16G.       Corporate Governance

          Our common shares are listed on the NYSE Amex. Section 110 of the NYSE Amex Company Guide permits the exchange to consider the laws, customs and practices of foreign issuers in relaxing listing criteria and to grant exemptions from listing criteria based on these considerations. The sole significant way in which our governance practices differ from those followed by U.S. domestic companies pursuant to NYSE Amex listing standards relates to the shareholder meeting quorum requirement. The NYSE Amex minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on the NYSE Amex is required to state its quorum requirement in its bylaws. Our quorum requirement is set forth in our Articles. A quorum for a meeting of our shareholders is one person present in person, being a shareholder entitled to vote thereat or a duly appointed proxy holder for an absent shareholder so entitled.

PART III

ITEM 17.         FINANCIAL STATEMENTS

Consolidated Financial Statements
December 31, 2008
(Expressed in Canadian Dollars)

Management’s Responsibility for Financial Reporting - Canada

The accompanying consolidated financial statements have been prepared by the management of Quaterra Resources Inc. in accordance with Canadian generally accepted accounting principles and have been approved by the Board of Directors. The integrity and objectivity of these consolidated financial statements are the responsibility of management.

In support of this responsibility, management maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. The consolidated financial statements include amounts that are based on the best estimates and judgment of management.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board of Directors exercises this responsibility principally through the Audit Committee. The Audit Committee consists of three outside directors who are not involved in the daily operations of the Company. The functions of the Audit Committee include the review of the quarterly and annual consolidated financial statements, review of the adequacy of the system of internal controls, review any relevant accounting, financial and security regulatory matters, and recommend the appointment of the external auditors. The Audit Committee meets at least quarterly with management to satisfy itself that management’s responsibilities are properly discharged and to review the consolidated financial statements prior to their presentation to the Board of Directors for approval.

The external auditors, Smythe Ratcliffe LLP, conducted an independent examination, in accordance with Canadian generally accepted auditing standards, and expressed their opinion on the consolidated financial statements. Their examination included tests and procedures to provide reasonable assurance that the consolidated financial statements are, in all material respects, presented fairly and in accordance with Canadian generally accepted accounting principles. The external auditors have free and full access to the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

“Thomas C. Patton” (signed)	“Scott Hean” (signed)
Thomas C. Patton	Scott Hean
President and Chief Executive Officer	Chief Financial Officer

Vancouver, Canada
March 24, 2009

Management’s Report on Internal Control over Financial Reporting – United States

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management conducted an evaluation of the effectiveness of the internal controls over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2008. Based on management’s assessment and those criteria, management has concluded that the internal control over financial reporting as at December 31, 2008 was effective.

The effectiveness of the Company’s internal control over financial reporting has been audited by Smythe Ratcliffe LLP, independent auditors, as stated in their report.

“Thomas C. Patton” (signed)	“Scott Hean” (signed)
Thomas C. Patton	Scott Hean
President and Chief Executive Officer	Chief Financial Officer

Vancouver, Canada
March 24, 2009

REPORT OF THE INDEPENDENT AUDITORS

To the Shareholders of Quaterra Resources Inc.

We have audited the consolidated balance sheets of Quaterra Resources Inc. as at December 31, 2008 and 2007 and the consolidated statements of operations, cash flows and shareholders’ equity for the years ended December 31, 2008, 2007 and 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years ended December 31, 2008, 2007 and 2006 in conformity with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations for the Treadway Commission and our report dated March 24, 2009 expresses an unqualified opinion.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
March 24, 2009

COMMENTS BY AUDITORS FOR UNITED STATES READERS – US Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as described in note 1 to the consolidated financial statements. Our report to the shareholders dated March 24, 2009, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
March 24, 2009

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of Quaterra Resources Inc.

We have audited Quaterra Resources Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2008 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risks. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the COSO. We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2008 and 2007 and the related consolidated statements of operations, shareholders’ equity and cash flows for the years ended December 31, 2008, 2007 and 2006 and our report dated March 24, 2009 expresses an unqualified opinion on those financial statements.

"Smythe Ratcliffe LLP" (signed)

Chartered Accountants
Vancouver, Canada
March 24, 2009

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Balance Sheets
(Expressed in Canadian dollars)

		December 31, 2008	December 31, 2007
Assets
Current assets:
Cash and cash equivalents		$524,590	$3,389,900
Restricted cash	Note 5	56,028	-
Other receivables		152,375	268,869
Prepaid and deposits		165,389	62,854
Amount due from Joint Venture Partner	Note 7(a)	88,110	581,124
		986,492	4,302,747
Prepaid and deposits		-	20,814
Equipment	Note 6	208,022	180,452
Mineral properties	Note 7	32,885,071	19,554,706
Reclamation bonds		317,704	139,492
		$34,397,289	$24,198,211

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities		$1,106,783	$1,079,779
Due to related parties	Note 10	49,178	86,391
Current portion of promissory note	Note 7(h)	334,950	270,050
		1,490,911	1,436,220
Promissory note	Note 7(h)	-	270,050
Liability component of convertible notes	Note 8	2,953,370	-
		4,444,281	1,706,270

Shareholders' Equity
Share capital	Note 9	48,318,994	36,875,448
Equity component of convertible notes	Note 8	259,164	-
Contributed surplus		10,002,333	7,409,795
Deficit		(28,627,483)	(21,793,302)
		29,953,008	22,491,941
		$34,397,289	$24,198,211

Nature of operations and going concern (Note 1)
Commitments (Note 11)

(See accompanying notes to consolidated financial statements)

Approved on behalf of the
Board of Directors:

“Thomas Patton” (signed)	“Robert Gayton” (signed)
Thomas Patton	Robert Gayton

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Operations
(Expressed in Canadian  dollars)

	Years ended December 31,
	2008	2007	2006
		(Note 18)	(Note 18)
General Administrative Expenses
Administration	$247,110	$116,000	$60,000
Amortization	78,023	43,309	9,991
Consulting	783,750	472,356	105,815
Directors and officers fees	83,791	48,683	5,625
Investor relations and communications	427,497	324,214	160,380
Office and general	515,169	206,420	161,940
Professional fees	826,709	299,926	139,712
Regulatory fees and taxes	175,564	118,817	16,723
Salaries and benefits	449,549	263,544	60,984
Stock-based compensation (Note 9(c))	2,958,838	4,502,163	3,045,004
Transfer agent	38,790	28,857	15,567
Travel and promotion	152,297	167,998	71,679
Operating Expenses	(6,737,087)	(6,592,287)	(3,853,420)

Other
General exploration costs, net of recoveries	(633,741)	(229,334)	(185,526)
Foreign exchange gain (loss)	446,118	(778,126)	79,449
Interest income	55,555	248,684	85,988
Interest and financing costs	(33,752)	-	-
Joint venture administration fee (Note 7(a))	68,726	47,859	42,975
	(97,094)	(710,917)	22,886

Loss and comprehensive loss for the year	$(6,834,181)	$(7,303,204)	$(3,830,534)

Loss per share - basic and diluted	$(0.08)	$(0.09)	$(0.05)

Weighted average number of shares outstanding	86,304,153	79,971,435	69,964,072

(See accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Years ended December 31,
	2008	2007	2006
		(Note 18)	(Note 18)
Operating Activities
Net loss for the year	$(6,834,181)	$(7,303,204)	$(3,830,534)
Items not involving cash:
Amortization	78,023	43,309	9,991
Commitment to issue shares for services	15,000	-	-
Stock-based compensation	2,958,838	4,502,163	3,045,004
Shares issued for services	90,000	67,500	-
Interest accrued on convertible notes	24,208	-	-
Unrealized foreign exchange (gain) loss	(501,383)	757,604	(504)
	(4,169,495)	(1,932,628)	(776,043)
Changes in non-cash working capital
Accounts receivable	116,494	(212,277)	5,614
Prepaid and deposits	(81,721)	(13,182)	(70,486)
Accounts payable and accrued liabilities	63,103	83,377	(219,639)
Due to related parties	(37,213)	60,175	13,206
Cash used in operating activities	(4,108,832)	(2,014,535)	(1,047,348)

Financing Activities
Shares issued for cash, net of issue costs	10,972,246	6,881,465	11,715,138
Proceeds from convertible notes	3,188,326	-	-
Repayment of promissory note	(270,050)	-	-
Cash provided by financing activities	13,890,522	6,881,465	11,715,138

Investing Activities
Restricted cash	(56,028)	-	-
Expenditures on mineral properties	(13,366,464)	(9,132,683)	(3,335,212)
Due from Joint Venture partner	493,014	(467,694)	64,369
Purchase of equipment	(105,592)	(172,187)	(30,180)
Purchase of reclamation bonds	(178,212)	(59,594)	(40,837)
Cash used in investing activities	(13,213,283)	(9,832,158)	(3,341,860)
Effect of foreign exchange on cash	566,283	(757,604)	504
(Decrease) increase in cash during the year	(2,865,310)	(5,722,832)	7,326,434
Cash and cash equivalents, beginning of year	3,389,900	9,112,732	1,786,298

Cash and cash equivalents, end of year	$524,590	$3,389,900	$9,112,732
Supplemental cash flow information - Note 13

(See accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(Expressed in Canadian dollars)

	Common Shares		Convertible	Contributed
	Shares	Amount	Notes	Surplus	Deficit	Total
Balance at December 31, 2005	65,522,200	$15,172,975	$-	$1,013,998	$(10,659,564)	$5,527,409
Common shares issued for cash during the year:						-
Warrants and options exercised	6,643,281	2,582,171				2,582,171
Private placements,net of issue costs	5,247,855	8,640,370				8,640,370
Shares issued for mineral property acquisitions	400,000	606,000				606,000
Shares issued for finders' fees	291,484	510,097				510,097
Fair value of options and warrants exercised		349,445		(349,445)		-
Stock-based compensation				3,045,004		3,045,004
Net loss for the year					(3,830,534)	(3,830,534)
Balance at December 31, 2006	78,104,820	27,861,058	-	3,709,557	(14,490,098)	17,080,517
Common shares issued for cash during the year:
Warrants and options exercised	4,589,285	6,863,965				6,863,965
Shares issued for mineral property acquisitions	200,000	586,000				586,000
Alloted for mineral property acquisitions	250,000	695,000				695,000
Shares issued for services	22,900	67,500				67,500
Fair value of options and warrants exercised		801,925		(801,925)		-
Stock-based compensation				4,502,163		4,502,163
Net loss for the year					(7,303,204)	(7,303,204)
Balance at December 31, 2007	83,167,005	36,875,448	-	7,409,795	(21,793,302)	22,491,941
Common shares issued during the year:
Shares issued for cash, net of issue costs	3,482,500	10,414,556				10,414,556
Exercise of options	749,000	557,690				557,690
Shares issued for services	64,978	90,000				90,000
Commitment to issue shares for services				15,000		15,000
Equity portion of convertible note			259,164			259,164
Fair value of options exercised		381,300		(381,300)		-
Stock-based compensation				2,958,838		2,958,838
Net loss for the year					(6,834,181)	(6,834,181)
Balance at December 31, 2008	87,463,483	$48,318,994	$259,164	$10,002,333	$(28,627,483)	$29,953,008

(See accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Quaterra Resources Inc. (the “Company”), an exploration stage company, was incorporated under the laws of British Columbia on May 11, 1993. The Company and its subsidiaries are engaged in the acquisition and exploration of mineral properties in the United States and Mexico.

The Company’s financial statements have been prepared on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company incurred a net loss of $6,834,181 for the year ended December 31, 2008 (2007 - $7,303,204, 2006 - $3,830,534). As at December 31, 2008, the Company had an accumulated deficit $28,627,483 (2007 - $21,793,302) with a working capital deficiency of $504,419.

The ability of the Company to continue as a going concern and meet its commitments as they become due, including completion of the acquisition, exploration and development of its mineral properties, is dependent on the Company’s ability to obtain the necessary financing. Management is planning to raise additional capital to finance operations and expected growth, if necessary, or alternatively to dispose of its interests in certain properties. The outcome of these matters cannot be predicted at this time. If the Company is unable to obtain additional financing, management will be required to curtail the Company’s operations.

The business of mining exploration involves a high degree of risk and there is no assurance that current exploration projects will result in future profitable mining operations. The Company has no source of revenue, and has significant cash requirements to meet its administrative overhead, pay its debts and liabilities, and maintain its mineral interests. The recoverability of amounts shown for mineral properties is dependent on several factors. These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties. The carrying value of the Company’s mineral properties does not reflect current or future values.

These financial statements do not indicate any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) and their basis of application is consistent with that of the previous year except as described in Note 3. The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basis of Presentation and Consolidation

These consolidated financial statements include the accounts of the Company, its wholly-owned integrated subsidiaries and its proportionate share of the accounts of the joint venture. The wholly-owned subsidiaries include Quaterra Alaska Inc. - incorporated in the United States, Minera Agua Tierra S.A. de C.V. - incorporated in Mexico, and Quaterra International Limited - incorporated in the British Virgin Islands. All significant inter- company accounts and transactions have been eliminated on consolidation.

Mineral Properties

The Company capitalizes all costs related to the acquisition and exploration of mineral properties on a property by property basis, net of recoveries until such time as these mineral properties are placed into commercial production, sold or abandoned. If commercial production is achieved from a mineral property, the related deferred costs will be amortized prospectively on a unit-of-production basis over the estimated life of the ore reserves. If a mineral property is abandoned, the related deferred costs are written down and expensed. From time to time, the Company may acquire or dispose of all or part of its mineral property interests under the terms of property option agreements. As such options are exercisable entirely at the discretion of the optionee, option payments are recorded as property costs or recoveries when paid or received.

Impairment of Long-Lived Assets

Long-lived assets, such as equipment and deferred exploration, are reviewed for impairment at each reporting period or more frequently as economic events indicate that the carrying amount of an asset may not be recoverable.

On an ongoing basis, the Company evaluates each mineral property for potential impairment based on results obtained to date to determine the nature of exploration, other assessment and development work, if any, that is warranted in the future and the potential for recovery of the deferred costs. If there is little prospect of future work on a property being carried out within a three-year period from completion of previous activities, the deferred costs related to that property are written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required.

Cash and Cash Equivalents

Cash and cash equivalents include highly-liquid investments that are readily convertible to known amounts of cash and have maturities of three months or less from the date acquired. Interest income is recorded on an accrual basis at the stated rate of interest of the term deposit over the term to maturity.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign Currency Translation

The Company follows the temporal method of accounting for the translation of foreign currency amounts into Canadian dollars. Under this method, monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the consolidated balance sheet date. All other assets and liabilities are translated at rates prevailing when the assets were acquired or liabilities incurred. Income and expense items are translated at the exchange rates in effect on the date of the transaction. Resulting exchange gains or losses are included in the determination of loss for the period.

Equipment

Equipment is carried at cost less accumulated amortization. Amortization is calculated over the estimated useful life of the assets using the declining-balance method at an annual rate of 30% for vehicles, equipment and furniture, 45% for computers and 75% for software.

Convertible Notes

The Company’s convertible notes are split into their corresponding debt and equity components at the date of issue. The debt component is classified as a liability and recorded at the present value of the Company’s obligation to make future principal and interest payments. The equity component represents the value of the conversion right and attached warrants and is recorded using the residual value approach.

Stock-Based Compensation

The Company accounts for stock-based compensation using a fair value-based method with respect to all stock- based payments to directors, employees and non-employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For directors, employees and non-employees, the fair value of the options is accrued and charged to operations, with the offset credit to contributed surplus, over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital. The Company does not incorporate an estimated forfeiture rate for options that will not vest, but rather accounts for actual forfeitures as they occur.

Loss per Share

Loss per share computations are based on the weighted average number of common shares outstanding during the year. Diluted loss per share incorporates the dilutive effect of options, warrants and similar instruments. As the effects of outstanding options and warrants are anti-dilutive, diluted loss per share is equivalent to basic loss per share.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

Use of Estimates and Measurement Uncertainty

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts and disclosure of assets, liabilities, expenses, other income, and contingent assets and liabilities. Significant areas requiring the use of management estimates relate to amortization of equipment, the determination of the recoverability of mineral property costs, the valuation allowance of future tax assets, the bifurcation of the convertible notes into debt and equity components and the assumptions about the variables used in the calculation of stock-based compensation. Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

Financial Instruments

Financial instruments must be classified into one of these five categories: held–for–trading, held–to–maturity, loans and receivables, available–for–sale financial assets or other financial liabilities. All financial instruments are measured in the balance sheet at fair value except for loans and receivables, held–to–maturity investments and other financial liabilities, which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification as follows: held–for–trading financial assets are measured at fair value and changes in fair value are recognized in net income; available–for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is no longer recognized or impaired, at which time the amounts would be recorded in net income.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments and amortized using the effective interest method.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

3.	ACCOUNTING CHANGES

Changes in Accounting Policies

Effective January 1, 2008, the Company adopted the following amended and new Canadian Institute of Chartered Accountants (“CICA”) accounting pronouncements:
	•	Section 1400 (amended) – General Standards of Financial Statement Disclosure
	•	Section 1535 - Capital Disclosure
	•	Section 3862 – Financial Instruments – Disclosure
	•	Section 3863 – Financial Instruments – Presentation

The amendments to Section 1400 were in connection with the requirements to assess and disclose an entity’s ability to continue as a going concern. The Company’s accounting policies were already in accordance with the requirements of the amended section and there was no effect on the Company’s financial statement disclosure, or on its consolidated financial position or its consolidated results of operations.

Section 1535 requires a company to disclose information that enables users of its financial statements to evaluate the company’s objectives, policies and procedures for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance. Sections 3862 and 3863 require an increased emphasis on disclosures about the nature and extent of risk arising from financial instruments and how a company manages these risks.

These accounting policy changes were adopted on a prospective basis with no restatement of prior period consolidated financial statements and they do not have a material impact on the Company’s operations.

Recent Accounting Pronouncements

The CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, which establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition, and for intangible assets, subject to certain exceptions. Section 1000, “Financial Statements Concepts” was also amended to provide consistency with this new standard. These standards are effective for the Company beginning January 1, 2009. The Company does not expect the adoption of these changes to have an impact on its consolidated financial statements.

In February 2008, the CICA Accounting Standards Board (“AcSB”) confirmed that Canadian GAAP for publicly accountable enterprises will be converged with International Financial Reporting Standards (“IFRS”) effective for fiscal years beginning on or after January 1, 2011. The Company will therefore be required to report using IFRS commencing with its unaudited interim consolidated financial statements for the three months ended March 31, 2011, which must include the interim results for the prior period ended March 31, 2010 prepared on the same basis. IFRS uses a conceptual framework similar to Canadian GAAP, but there are some significant differences on recognition, measurement and disclosures. While the Company has begun assessing the adoption of IFRS, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

4.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company has classified cash and cash equivalents, and restricted cash as held-for-trading; other receivables and amount due from Joint Venture Partner as loans and receivables; accounts payable and accrued liabilities and due to related parties as other financial liabilities; promissory note and convertible notes as held-to-maturity.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

Fair Value

As at December 31, 2008, the recorded amounts for cash and cash equivalents, restricted cash, other receivables, accounts payable and accrued liabilities, and due to related party approximate their fair value due to their short- term nature.

The fair value of the Company’s promissory note approximates its carrying value. The fair value of the convertible notes was estimated using the discounted cash flow analysis based on the Company’s incremental borrowing rates at that time for similar types of arrangements.

Currency Risk

The Company operates internationally and is exposed to foreign exchange risk from fluctuations in exchange rates between the Canadian dollar and various currencies, primarily US dollars and Mexican pesos. The Company has not hedged its exposure to foreign currency fluctuations.

As at December 31, 2008, the Company is exposed to currency risk as follows:

	US$	Peso
Cash	308,664	1,207,389
Restricted cash	46,000	–
Other receivable	249	1,158,753
Joint Venture due	72,340	–
Bonds	260,841	–
Accounts payable and accrued liabilities	(749,517)	–
Promissory note	(275,000)	–
Convertible notes	(2,410,347)	–
Net foreign exposure	(2,746,770)	2,366,142

Based on the above net foreign currency exposures as at December 31, 2008, and assuming all other variables remain constant, a 10% weakening or strengthening of the Canadian dollar against a) the US dollar would result in an increase/decrease of $407,490 in the Company’s loss; and b) the Mexican peso would result in a decrease/increase $1,850 in the Company’s loss for the year.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

4.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

Interest Rate Risk

The Company’s cash held in bank accounts earn interest at variable interest rates and the restricted cash is held in a guaranteed investment certificate (“GIC”). Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair value as of December 31, 2008. The convertible notes are not subject to interest rate risk as the interest is at a fixed rate, but are subject to interest rate price risk as the market rate of interest changes.

Credit Risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to credit risk consist of due from its Joint Venture Partner for shared exploration costs and cash and cash equivalents. The Company has mitigated the risks by holding the property as collateral for amount due from Joint Venture Partner and placing its cash and cash equivalents or short-term investments with Canadian chartered banks and U.S. commercial banks with a DBRS, Standard and Poor’s and/or Moody’s rating of single A or better.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities and through the management of its capital structure. Accrued liabilities are due within the current operating period.

5.	RESTRICTED CASH

The Company has US$46,000 ($56,028) (2007 - $nil) of cash on hand which is restricted as collateral for corporate credit cards with the Bank of Montreal. The US$46,000 was invested in a one-year GIC at an interest rate of 1.7% maturing June 12, 2009.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

6.	EQUIPMENT

Equipment is carried at cost less accumulated amortization. Details of equipment are as follows:

		Accumulated
	Cost	Amortization	Net Book Value
Computer	$37,482	$17,568	$19,914
Equipment	42,327	21,242	21,085
Furniture	39,387	11,166	28,221
Software	52,452	37,313	15,139
Vehicles	195,140	71,477	123,663
December 31, 2008	$366,788	$158,766	$208,022

		Accumulated
	Cost	Amortization	Net Book Value
Computer	$23,249	$6,916	$16,333
Equipment	34,780	14,511	20,269
Furniture	27,045	2,463	24,582
Software	35,829	22,066	13,763
Vehicles	140,293	34,788	105,505
December 31, 2007	$261,196	$80,744	$180,452

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

7.	MINERAL PROPERTIES

The Company has interests in several mineral resources properties in Mexico and the United States. The total capitalized deferred exploration and acquisition costs of mineral properties for 2008 and 2007 were as follows:

	Mexico			United States
Mineral Properties	Nieves	Mirasol - Americas	Crestones	Uranium	MacArthur	Alaska	Yerington	Other	Total
Acquisition				Properties				Properties (1)
Balance, December 31, 2007	$1,302,933	$314,742	$78,097	$2,956,192	$525,713	$185,344	$979,078	$1,495,339	$7,837,438
Additions during the year	52,793	35,219	6,237	578,426	286,667	69,428	359,816	331,835	1,720,421
Balance, December 31, 2008	1,355,726	349,961	84,334	3,534,618	812,380	254,772	1,338,894	1,827,174	9,557,859

Exploration
Balance, December 31, 2007	1,102,956	367,322	1,368,426	3,519,528	2,407,015	1,833,592	277,000	841,429	11,717,268
Assays and surveys	89,906	226,481	-	45,677	700,550	183,892	127,130	38,930	1,412,566
Camp costs	19,963	45,951	3,504	99,797	226,979	11,807	5,924	8,274	422,199
Drilling services	351,521	676,870	-	2,086,088	2,081,016	36,549	-	-	5,232,044
Equipment rental	-	8,104	-	12,774	187,446	839	-	33	209,196
Exploration support	15,982	136,315	1,375	107,750	307,150	78,510	4,932	4,380	656,394
Field supplies	16,421	2,777	1,520	17,207	117,603	2,366	-	33,201	191,095
Geological services	33,869	24,516	3,321	860,505	1,146,140	191,304	258,363	75,728	2,593,746
Project management	91,204	147,262	9,089	90,845	93,749	3,913	1,362	26,707	464,131
Travel	2,878	20,547	55	41,054	37,875	12,679	2,766	2,888	120,742
Vehicle expenses	10,190	23,281	5,580	101,122	146,705	1,722	11,648	7,583	307,831
Additions during the year	631,934	1,312,104	24,444	3,462,819	5,045,213	523,581	412,125	197,724	11,609,944
Balance, December 31, 2008	1,734,890	1,679,426	1,392,870	6,982,347	7,452,228	2,357,173	689,125	1,039,153	23,327,212
Total acquisition and exploration
at December 31, 2008	$3,090,616	$2,029,387	$1,477,204	$10,516,965	$8,264,608	$2,611,945	$2,028,019	$2,866,327	$32,885,071

1) Other properties include Willow Creek, Cave Peak, Wassuk Copper, Copper Canyon, Gray Hills, Big Bar, Carbon County, SW Tintic, Peg Leg, Jaboncillos, Cerro Blanco, East Durango, Inde, La Reforma, Carolina, and Azafranes.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

7.        MINERAL PROPERTIES (Continued)

	Mexico			United States
Mineral Properties	Nieves	Mirasol - Americas	Crestones	Uranium	MacArthur	Alaska	Yerington	Other	Total
Acquisition				Properties				Properties (1)
Balance, December 31, 2006	$1,244,464	$230,782	$71,696	$1,125,438	$170,324	$112,285	$-	$242,597	$3,197,586
Additions during the year	58,469	83,960	6,401	1,830,754	355,389	73,059	979,078	1,252,742	4,639,852
Balance, December 31, 2007	1,302,933	314,742	78,097	2,956,192	525,713	185,344	979,078	1,495,339	7,837,438

Exploration
Balance, December 31, 2006	656,291	8,820	462,590	1,079,859	80,591	1,625,551	-	744,544	4,658,246
Assays and surveys	14,190	81,847	65,393	24,379	298,485	82,958	-	26,824	594,076
Camp costs	7,014	17,820	17,223	90,757	101,672	9,137	25,610	1,230	270,463
Drilling services	328,429	-	552,764	1,143,327	1,138,897	-	-	-	3,163,417
Equipment rental	590	10,074	224	168	94,239	2,414	601	278	108,588
Exploration support	10,253	14,865	7,549	(37,441)	75,574	36,133	16,829	2,166	125,928
Field supplies	19,656	49,038	100,055	26,926	62,132	13,336	18,034	3,807	292,984
Geological services	21,995	48,429	45,332	968,200	376,295	48,525	196,410	55,025	1,760,211
Project management	37,001	113,188	84,855	157,701	101,871	5,564	-	4,951	505,131
Travel	3,860	8,672	10,076	12,502	34,367	9,141	3,810	515	82,943
Vehicle expenses	3,677	14,569	22,365	53,150	42,892	833	15,706	2,089	155,281
Additions during the year	446,665	358,502	905,836	2,439,669	2,326,424	208,041	277,000	96,885	7,059,022
Balance, December 31, 2007	1,102,956	367,322	1,368,426	3,519,528	2,407,015	1,833,592	277,000	841,429	11,717,268
Total acquisition and exploration at
December 31, 2007	$2,405,889	$682,064	$1,446,523	$6,475,720	$2,932,728	$2,018,936	$1,256,078	$2,336,768	$19,554,706

1) Other properties include Cave Peak, Wassuk Copper, Copper Canyon, Gray Hills, Big Bar, Carbon County, SW Tintic, Peg Leg, Jaboncillos, Cerro Blanco, Inde, La Reforma, Carolina, and Azafranes.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

7.	MINERAL PROPERTIES (Continued)

	(a)	Nieves Concessions, Mexico

The Company originally owned a 100% interest in the Nieves silver property located in northern Zacatecas, Mexico. In 2003 the Company entered into an agreement with the US-based Blackberry Ventures 1, LLC (“Blackberry”). Pursuant to the terms of the agreement, Blackberry advanced US$1,500,000 to the Company and earned a 50% interest in the property. Accordingly, the Company owns the remaining 50% interest. All work plans are made in consultation with the Joint Venture Partner, Blackberry, which will continue to contribute its share of ongoing exploration costs and 10% administration fees on its portion of exploration costs.

The Nieves concessions are subject to a maximum 3% net smelter return royalty (“NSR”) to the original concession holders, which the Company may purchase at any time for US$2,000,000. In addition, Kennecott Exploration Company, the optionor in the initial Underlying Agreement, retains NSR royalties of 2% on certain core claims and 1% on certain peripheral claims. Commencing January 26, 2004, an annual advance minimum royalty payment (“AMR”) of US$75,000 is due to the concession holders until the commencement of commercial production. On January 24, 2007, this NSR was purchased by Royal Gold Inc.

During the year ended December 31, 2008, the Company received US$1,234,230 from Blackberry in respect to its share of ongoing exploration costs that were incurred on the property. As of December 31, 2008, $88,110 (2007 - $581,124) was due from Blackberry.

	(b)	Mirasol and Americas, Mexico

The Mirasol and Americas projects are located in the Municipality of Simon Bolivar, Durango, Mexico. The two projects consist of 13 exploration concessions that total 82,926 hectares.

	(c)	Crestones Property, Mexico

Crestones is composed of three concessions. The Company holds a 100% interest in a certain mineral concession located in northern Durango, Mexico. Title is pending on two concessions.

	(d)	Uranium Properties (Arizona, Utah and Wyoming), United States

Pursuant to a June 2005 agreement with North Exploration LLC, the Company acquired an option to purchase mining claims situated in Arizona, Utah and Wyoming. Up to December 31, 2008, the Company had paid US$165,000 and issued 600,000 common shares. The Company is required to pay the following:

(i) US$15,000 and issue 200,000 common shares on or before September 6, 2005 (paid and issued)
(ii) US$25,000 and issue 200,000 common shares on or before September 6, 2006 (paid and issued)
(iii) US$50,000 and issue 200,000 common shares on or before September 6, 2007 (paid and issued)
(iv) US$75,000 on or before September 6, 2008 (paid)
(v) US$135,000 on or before September 6, 2009
(vi) US$200,000 on or before September 6, 2010

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

7.	MINERAL PROPERTIES (Continued)

	(d)	Uranium Properties (Arizona, Utah and Wyoming), United States (Continued)

The agreement is subject to a 2% NSR payable upon commencement of commercial production, which can be reduced to 1% for US$1,000,000.

Pursuant to an August 2006 agreement with Nustar Exploration LLC, the Company leased 18 claims in the Arizona strip district. The Company is required to pay the following:

(i) An initial payment of US$20,000 (paid)
(ii) US$30,000 on or before August 10, 2007 (paid)
(iii) US$40,000 on or before August 10, 2008 (paid)
(iv) US$100,000 on or before August 10, 2009

This agreement is subject to a 4% royalty of which 3% royalty can be bought back for US$500,000.

In September 2008, three environmental groups filed a lawsuit against the U.S. Secretary of Interior, the U.S. Department of Interior and U.S. Bureau of Land Management for authorizing uranium exploration on one million acres of public land near Grand Canyon. If successful, this legal action could affect the Company’s rights to explore and develop its uranium claims on Arizona strip and economic viability of the Company’s Arizona uranium project. While the Company is not a defendant in the lawsuit, it believes the lawsuit is without legal merit and is pursuing other procedures to protect its interests.

	(e)	MacArthur Claim, United States

Pursuant to an agreement entered into in October 2005 with North Exploration LLC, the Company acquired the right to earn an interest in certain unpatented mining claims covering the former MacArthur copper-oxide mine, in the Yerington district of Lyon County, Nevada. Up to December 31, 2008, the Company has paid US $210,000 and incurred US $500,000 in exploration expenditures by January 15, 2008 and may elect to acquire the property by making the following:

(i) US$10,000 upon execution (paid)
(ii) US$25,000 on or before January 15, 2006 (paid)
(iii) US$75,000 on or before January 15, 2007 (paid)
(iv) US$100,000 on or before January 15, 2008 (paid)
(v) US$125,000 on or before January 15, 2009 (US$65,200 was paid; the balance was renegotiated and due July 15, 2009)
(vi) US$2,070,000 on or before January 15, 2010

The property is subject to a 2% NSR, 1% of which can be purchased for US$1,000,000.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

7.	MINERAL PROPERTIES (Continued)

	(f)	Alaska Properties (Duke Island and Herbert Glacier), United States

The Company owns a 100% interest in the Duke Island property located in southeast Alaska.

Pursuant to an agreement made in November 2007, the Company acquired the right to earn an interest in certain mining claims, known as the Herbert Glacier. To earn a 100% interest, the Company is required to make the following advance royalty payments:

(i) Initial payment of US$12,000 (paid)
(ii) US$12,000 on or before November 19, 2008 (paid)
(iii) US$12,000 on or before November 19, 2009
(iv) US$12,000 on or before November 19, 2010
(v) US$12,000 on or before November 19, 2011
(vi) US$20,000 on or before November 19, 2012
(vii) US$20,000 on or before November 19, 2013
(viii) US$20,000 on or before November 19, 2014
(ix) US$20,000 on or before November 19, 2015
(x) US$20,000 on or before November 19, 2016
(xi) US$20,000 on or before November 19, 2017
(xii) US$30,000 on or before November 19, 2018 and every consecutive anniversary thereafter

The property is subject to NSR as follows:

(i) 3.0% on gold price less than US$400
(ii) 3.5% on gold price between US$401 and US$500
(iii) 4.0% on gold price between US$501 and US$600
(iv) 5.0% on gold price above US$601

(g)	Yerington, United States

On May 1, 2007, the Company received approval from the appropriate US court for the acquisition of all Arimetco assets in the Yerington Mining District. The purchase price comprises US$500,000 cash and 250,000 common shares of the Company. The original 180-day review period, which began on July 13, 2007, was extended up to June 17, 2009. Up to December 31, 2008, the Company had paid a US$175,000 non- refundable deposit and issued 250,000 common shares (allotted from treasury but not distributed), and may elect to acquire a 100% interest in the property by making a further payment of US$325,000.

The property is subject to a 2% NSR capped at US$7,500,000 on commencement of commercial production.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

7.	MINERAL PROPERTIES (Continued)

(h)	Other Properties

i.	East Durango, Mexico

On September 30, 2008, the Company and EXMIN Resources Inc. entered an agreement allowing the Company to earn a 75% interest in EXMIN’s East Durango Property, Mexico.

Under the terms of the agreement, the Company can earn 75% interest in the East Durango property by spending US$500,000 in exploration before September 30, 2012 plus the following payments:

(i) US$20,000 in September 30, 2008 (paid)
(ii) US$20,000 in September 30, 2009
(iii) US$20,000 in September 30, 2010
(iv) US$40,000 in September 30, 2011

ii.	Cave Peak Molybdenum Prospect

Pursuant to an option agreement made in March 2007, the Company may acquire a 100% interest in certain prospect permits. The option payments are as follows:

(i) Initial payment of US$50,000 (paid)
(ii) US$50,000 on or before March 27, 2008 (paid)
(iii) US$60,000 on or before March 27, 2009
(iiii) US$70,000 on or before March 27, 2010
(iv) US$150,000 on or before March 27, 2011
(v) US$220,000 on or before March 27, 2012

This property is subject to a production royalty of 6.5% .

iii.	Willow Creek Molybdenum Prospect

On November 24, 2008, the Company secured an option with the Willow Creek Discovery Group, LLC to acquire 100% of the Willow Creek porphyry molybdenum prospect in south western Montana. The Company has the right to earn a 100% interest in the property by making the following AMR payments to the Willow Creek Discovery Group totalling US$2,605,000 over a six-year period and issuing 200,000 common shares of the Company:

(i) Initial payment of US$75,000 on October 11, 2008 (paid)
(ii) US$130,000 on October 11, 2009
(iii) US$150,000 on October 11, 2010
(iv) US$150,000 on October 11, 2011
(v) US$350,000 on October 11, 2012
(vi) US$750,000 October 11, 2013
(vii) US$1,000,000 October 11, 2014

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

7.	MINERAL PROPERTIES (Continued)

(h)	Other Properties (Continued)

iv.	Copper Canyon Project

Pursuant to an agreement made in November 2007, the Company acquired the right to earn an interest in certain mining claims, known as the Copper Canyon Project in Mineral County, Nevada. To earn a 100% interest, the Company is required to make staged payments totaling US$625,000 by November 6, 2011 as follows:

(i) Initial payment of US $15,000 (paid)
(ii) US$35,000 on or before November 6, 2008 (paid)
(iii) US$75,000 on or before November 6, 2009
(iv) US$150,000 on or before November 6, 2010
(v) U $350,000 on or before November 6, 2011

The property is subject to a 2.5% NSR, 0.5% of which may be purchased by the Company for US$500,000.

Should the Company decide to commence commercial production, a payment of US$750,000 is due within five business days from the date the decision is made.

v.	Gray Hills

Pursuant to an agreement made in July 2007, the Company entered into a lease with an option to purchase certain mining claims, known as the Gray Hills claims in Lyon County, Nevada. To earn a 100% interest, the Company is required to make staged payments as follows:

(i) Initial payment of US $15,000 (paid)
(ii) US$20,000 on or before July 11, 2007 (paid)
(iii) US$25,000 on or before July 11, 2008 (paid)
(iv) US$30,000 on or before July 11, 2009
(v) US$35,000 on or before July 11, 2010
(vi) US$40,000 on or before July 11, 2011 and each anniversary until such time the option to purchase the properties is exercised by the Company or the optionee chooses to withdraw from the lease

The Company may exercise its option to purchase at any time for US$500,000. The property is subject to a 3% NSR, up to 2% of which may purchased by the Company for US$500,000 per 1%.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

7.	MINERAL PROPERTIES (Continued)

(h)	Other Properties (Continued)

vi.	South West Tintic

Pursuant to an agreement made in March 2007, the Company acquired the right to earn an interest in certain unpatented mining claims, which forms part of the S.W. Tintic Claims in Juab County, Utah. To earn a 100% interest, the Company is required to make staged payments totaling US$1,000,000 by February 16, 2018 as follows:

(i) Initial payment of US $20,000 (paid)
(ii) US$20,000 on or before February 15, 2008 (paid)
(iii) US$20,000 on or before February 15, 2009 (paid)
(iv) US$40,000 on or before February 15, 2010
(v) US$50,000 on or before February 15, 2011
(vi) US$50,000 on or before February 15, 2012
(vii) US$100,000 on or before February 15, 2013
(viii) US$100,000 on or before February 15, 2014
(ix) US$100,000 on or before February 15, 2015
(x) US$250,000 on or before February 15, 2016
(xi) US$250,000 on or before February 15, 2017

Alternatively, the Company may acquire the property at any time by paying US$1,000,000 less any previously paid amounts. The property is subject to a 2% NSR, 1% of which the Company may purchase for US $1,000,000.

Pursuant to another agreement made in August 2007, the Company acquired the right to earn an interest in further unpatented mining claims, which also form part of the S.W. Tintic Claims in Juab County, Utah. To earn a 100% interest, the Company is required to make the following payments:

(i) Initial payment of US $254,410 (paid)
(ii) US$5,000 deposit (paid)
(iii) U $275,000 promissory note on or before August 29, 2008 (paid)
(iv) US$275,000 promissory note on or before August 29, 2009

The US$550,000 promissory note has a term of two years, with no interest. The Company has guaranteed full payment of this note. The Company repaid US$275,000 on August 29, 2008. The remaining US$275,000 ($334,950) is due on August 29, 2009.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

7.	MINERAL PROPERTIES (Continued)

(h)	Other Properties (Continued)

vii. Wassuk Copper Project (formerly Majuba Hill)

Pursuant to an agreement made in December 2007, the Company acquired the right to earn an interest in certain mining claims, known as the Majuba Hill in Mineral County, Nevada. To earn a 100% interest, the Company is required to make staged payments totaling US $3,000,000 by December 10, 2015 as follows:

(i) Initial payment of US $100,000 (paid)
(ii) US$100,000 on or before December 10, 2008 (US$55,000 was paid; the balance was renegotiated and due June 30, 2009)
(iii) US$100,000 on or before December 10, 2009
(iv) US$250,000 on or before December 10, 2010
(v) US$250,000 on or before December 10, 2011
(vi) US$500,000 on or before December 10, 2012
(vii) US$500,000 on or before December 10, 2013
(viii) US$500,000 on or before December 10, 2014
(ix) US$700,000 on or before December 10, 2015

The Company must also incur cumulative US$1,000,000 cumulative in exploration expenditures by December 10, 2012. Should the Company incur less than US$1,000,000 the Company must pay the shortfall to the vendor by December 10, 2012.

On commencement of mining operations the property is subject to a 3% NSR, 1% of which the Company may purchase for US$1,000,000.

In addition, other properties include Big Bar, Carbon County, and Peg Leg properties in the United States, and Jaboncillos, Cerro Blanco, Inde Durango, La Reforma, Carolina, and Azafranes properties in Mexico. All these properties are in the initial stages of exploration.

(i)   Realization

The Company’s investment in and expenditures on mineral property interests comprise a significant portion of the Company’s assets. Realization of the Company’s investment in the assets is dependent on establishing legal ownership of the property interest, on the attainment of successful commercial production or from the proceeds of its disposal. The recoverability of the amounts shown for the mineral property interest is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the property interest, and upon future profitable production or proceeds from the disposition thereof.

(j)   Title

Although the Company has taken steps to ensure the title to the mineral property in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures may not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

7.	MINERAL PROPERTIES (Continued)

(k)    Environmental

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral property interest, the potential for production on the property may be diminished or negated.

8.	CONVERTIBLE NOTES

On November 27 and December 19, 2008, the Company closed the first and second tranches of a private placement of units, each unit comprising one convertible promissory note (“Notes”) and one common share purchase warrant for gross proceeds of US$2,619,673 ($3,188,326). The Notes bear interest at a rate of 10% per annum payable, maturing 24 months from date of issuance or upon conversion or redemption. The Notes provide the following terms as to conversion or redemption:

Conversion by Holder

At any time after four months from the date of issue, the Notes are convertible by the holder into common shares in the ratio of US$0.60 of Note converted into one common share. Any interest payable will be converted into common shares of the Company at a rate equal the US dollar equivalent to the market price for such shares on the date of such conversion.

Redemption by Company

(a)

If at any time starting four months after the issuance of the Notes and prior to the date of redemption or conversion, the Company’s common shares shall have achieved or exceeded a closing price of US$0.75 for a 10-day consecutive trading period, the Notes outstanding shall automatically be deemed to have been redeemed and converted into common shares in the ratio of US$0.60 of Note redeemed to one common share. Any interest payable will be converted into common shares of the Company at market price for such shares on the date of such redemption; or

(b)	The Company may at any time prior to conversion redeem the Notes by paying to the holders the principal amount of a Note together with interest at 15% to the date of such redemption.

One whole non-transferable warrant allows the holder the right to purchase one common share at a price of US$0.75. The warrants expire 24 months from date of issuance. The warrants contain a provision that in the event the Company’s common shares trade at a closing price of greater than US$1.00 per share for a period of 10 consecutive days at any time after issue of the warrant, the Company may accelerate the expiry date of the warrants by providing notice to the holders thereof and in such case the warrants will expire on the thirtieth day after notice.

As of December 31, 2008, 4,362,791 of the above warrants were issued of which 1,921,458 expire on November 27, 2010 and 2,441,333 expire on December 18, 2010.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

8.	CONVERTIBLE NOTES (Continued)

The net value assigned to the liability component on issuance was $2,929,161, calculated as the present value of the principal and interest payments using an effective interest rate of 15% is as follows:

December 31, 2008
Present value of convertible notes on issue	$2,929,161
Interest on debt	17,567
Additional debt accretion	6,642
Liability component of convertible notes	$2,953,370

Equity component of convertible notes	$259,164

9.	SHARE CAPITAL

	(a)	Common stock: authorized - unlimited common shares without par value.

On April 16, 2008 the Company completed a non-brokered private placement of 3,482,500 units at price of US$3.20 per unit for total proceeds of US$11,144,000 ($10,969,875). Finders’ fees of US$546,000 ($555,319) were paid. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of US$4.20 per common share until October 17, 2009. In the event the Company’s shares trade at a closing price of greater than US$5.50 per share for a period of 15 consecutive days at any time after six months from April 16, 2008, the Company may accelerate the expiry date of the warrants by providing notice to the shareholders thereof, and in such case the warrants will expire on the thirtieth day after the date on which such notice is given.

During the year ended December 31, 2006, the Company issued 5,247,855 units at a price of $1.75 per unit for gross proceeds of $9,183,746. Each unit consisted of one common share and one-half of one share purchase warrant, each whole warrant entitling the holder to purchase an additional common share at a price of $2.25 until expiry on June 21, 2008. The Company incurred share issuance costs of $543,376, including 291,484 common shares issued for finders’ fees valued at $510,097, resulting in net proceeds of $8,640,370 from the private placement.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

9.	SHARE CAPITAL (Continued)

(b)	Share Purchase Warrants

	December 31, 2008		December 31, 2007

		Weighted		Weighted
	Number of	Average	Number of	Average
	Warrants	Exercise Price	Warrants	Exercise Price
Outstanding, beginning of the year	–	$–	2,623,928	$2.25
Issued pursuant to
Private placement	1,741,250	$4.13	–	$–
Convertible notes	4,362,791	$0.91	–	$–
Cancelled or expired	–	$–	(143,143)	$2.25
Exercised	–	$–	(2,480,785)	$2.25
Outstanding, end of the year	6,104,041	$1.83	–	$–

(c)	Stock Options

As at December 31, 2008 and 2007, the Company had a stock option plan (the “Plan”) allowing for the reservation of common shares issuable under the Plan to a maximum 10% of the number of issued and outstanding common shares of the Company at any given time. The term of any stock option granted under the Plan may not exceed five years and the exercise price may not be less than the closing price of the Company’s shares on the last business day immediately preceding the date of grant, less any permitted discount. On an annual basis, the Plan requires approval by the Company’s shareholders and submission for regulatory review and acceptance. Stock options are exercisable once they have vested under the terms of the grant. A summary of the Company’s options is presented below:

	December 31, 2008		December 31, 2007
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price
Outstanding, beginning of year	5,559,500	$1.99	5,427,000	$0.92
Granted	2,390,000	$3.31	2,261,000	$3.29
Exercised	(749,000)	$0.74	(2,108,500)	$0.84
Forfeited	–	$–	(20,000)	$3.33
Outstanding, end of year	7,200,500	$2.56	5,559,500	$1.99

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

9.	SHARE CAPITAL (Continued)

(c)	Stock Option (Continued)

The following summarizes information about the stock options outstanding and exercisable at December 31, 2008:

Options Outstanding				Options Exercisable
		Weighted				Weighted
	Weighted	Average			Weighted	Average
	Average	Remaining			Average	Remaining
Number	Exercise Price	Contractual Life	Expiry Date	Number	Exercise Price	Contractual Life
95,000	$ 0.62	0.23	March 25, 2009	95,000	$ 0.62	0.23
285,200	$ 0.35	1.60	August 9, 2010	285,200	$ 0.35	1.60
200,000	$ 0.40	2.02	January 9, 2011	200,000	$ 0.40	2.02
125,000	$ 1.04	2.23	March 27, 2011	125,000	$ 1.04	2.23
75,000	$ 1.00	2.38	May 19, 2011	75,000	$ 1.00	2.38
100,000	$ 1.12	2.44	June 12, 2011	100,000	$ 1.12	2.44
1,439,300	$ 1.55	2.57	July 28, 2011	1,439,300	$ 1.55	2.57
100,000	$ 1.55	2.64	August 23, 2011	100,000	$ 1.55	2.64
100,000	$ 1.50	2.73	September 25, 2011	100,000	$ 1.50	2.73
100,000	$ 2.05	3.22	December 18, 2011	100,000	$ 2.05	3.22
75,000	$ 2.65	3.03	January 11, 2012	75,000	$ 2.65	3.03
25,000	$ 2.70	3.14	February 21, 2012	25,000	$ 2.70	3.14
2,011,000	$ 3.33	3.55	July 20, 2012	2,011,000	$ 3.33	3.55
80,000	$ 3.33	3.60	August 7, 2012	80,000	$ 3.33	3.60
200,000	$ 3.45	4.25	March 31, 2013	200,000	$ 3.45	4.25
2,190,000	$ 3.30	4.47	June 19, 2013	887,500	$ 3.30	4.47
7,200,500	$ 2.56	3.40		5,898,000	$ 2.40	3.40

The fair value of options granted was calculated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Years ended December 31,
	2008	2007	2006
Risk–free interest rate	3.84%	4.57%	4.02%
Expected share price volatility	85.79%	89.42%	121.60%
Expected option life in years	3.0	3.0	3.5
Forfeiture rate	0%	0%	0%
Expected dividend yield	0%	0%	0%

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

9.	SHARE CAPITAL (Continued)

(c)	Stock Option (Continued)

The number of options issued and the fair value of options expensed included in the statements of operations are as follows:

	December 31, 2008		December 31, 2007		December 31, 2006
	Number		Number		Number
	of Options	Stock–based	of Options	Stock–based	of Options	Stock–based
	Issued	Compensation	Issued	Compensation	Issued	Compensation

Consulting	975,000	$933,628	1,155,000	$2,260,416	1,315,000	$1,476,044
Directors and officers	1,095,000	1,606,898	855,000	1,745,631	725,000	749,697
Employees	320,000	418,312	251,000	496,116	870,000	819,263
Total	2,390,000	$2,958,838	2,261,000	$4,502,163	2,910,000	$3,045,004

10.	RELATED PARTY TRANSACTIONS

The Company had the following related party transactions during the year ended December 31, 2008:

(a)

$573,833 service charges (2007 - $321,358, 2006 - $173,768) were paid to a private firm of which a director is the principal for administration, accounting, office space, and corporate development services. As of December 31, 2008, $47,218 (2007 - $77,391) was still owing (Note 11 (b)).

(b)	$69,958 consulting fees (2007 - $39,000, 2006 - $17,325) were paid to a company of which an officer is the principal.

(c)	$18,802 legal fees (2007 - $11,202, 2006 - $nil) were paid to a law firm of which a director is the principal. As of December 31, 2008, $1,960 (2007 - $nil) was still owing.

(d)	$32,500 investor relations (2007 - $28,500, 2006 - $17,500) were paid to a consulting firm of which a former officer is the principal.

The above transactions are conducted in the normal course of business and were measured at the amount of consideration established and agreed by the parties.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

11.	COMMITMENTS

The Company has the following commitments in respect to mineral option payments, office leases and service agreements:

	Mineral	Office	Service
	Property – Cash (a)	Lease (b)	Agreement (c)	Total
Year ending December 31, 2009	$2,115,362	$183,777	$15,000	$2,314,139
Year ending December 31, 2010	3,741,696	150,000		3,891,696
Year ending December 31, 2011	1,360,506	150,000		1,510,506
Year ending December 31, 2012	1,479,870	75,000		1,554,870
Year ending December 31, 2013	1,760,010	–		1,760,010
Year ending December 31, 2014	2,064,510	–		2,064,510
Year ending December 31, 2015	1,090,110	–		1,090,110
Year ending December 31, 2016	420,210	–		420,210
Year ending December 31, 2017	420,210	–		420,210
Year ending December 31, 2018	127,890	–		127,890
	$14,580,374	$558,777	$15,000	$15,154,151

(a)

The Company is required to make option payments and other expenditure commitments to maintain the properties and earn its interest. In addition to the cash payment, the Company is required to issue 100,000 common shares for the Willow Creek property in each of 2009 and 2010.

(b)

During 2007, the Company entered into a service agreement with Manex Resource Group (“Manex”) for its Vancouver office space, administration, and corporate development. The agreement can be cancelled at anytime upon one year’s notice. The current expiry date is June 30, 2012 (Note 10(a)). The Company also had two office leases in Kanab, Utah and Yerington, Nevada United States.

(c)

In January 2007, the Company engaged Roman Friedrich & Company Ltd. (“Roman”) to provide financial and advisory services to the Company. The retainer fee is $15,000 per month of which $7,500 is to be paid in cash and the remaining $7,500 is payable in common shares of the Company subject to regulatory approval. As of December 31, 2008, $15,000 is to be paid in shares for services received from November to December 2008.

12.	CAPITAL MANAGEMENT

The Company’s objective in managing its capital is to maintain the ability to continue as a going concern and to continue to explore on various properties for the benefits of its stakeholders.

The Company’s capital includes the component of shareholders’ equity and convertible notes. Capital requirements are driven by the Company’s exploration activities on its mineral property interests. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place setting out the expenditures required to meet its strategic goals. The Company compares actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activates.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

12.	CAPITAL MANAGEMENT (Continued)

As the Company is in the exploration stage, its operations have been and may continue to be funded by the sale of equity to investors. Although the Company has been successful in raising funds in the past through issuing common shares and convertible notes, it is uncertain whether it will continue this financing due to difficult conditions.

13.	SUPPLEMENTAL CASH FLOW INFORMATION

	2008	2007	2006
Cash Items
Interest received	$54,808	$263,818	$70,999
Interest paid	$–	$–	$–
Income tax paid	$–	$–	$–
Share issue costs	$555,319	$6,316	$61,524

Non–Cash Items
Mineral property expenditures included in accounts payable	$864,514	$900,613	$155,522
Non–cash share issue costs	$–	$–	$482,154
Shares issued for finders' fees	$–	$–	$510,097
Shares issued for mineral properties	$–	$1,281,000	$606,000

Cash and cash equivalents
Cash	$524,590	$2,411,052	$414,933
Term deposits and bankers acceptance	–	978,848	8,697,799
	$524,590	$3,389,900	$9,112,732

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

14.	INCOME TAXES

As at December 31, 2008, the Company has non-capital losses of approximately $6,790,000 that may be applied against future income for Canadian income tax purposes. The potential future tax benefits of these losses have not been recorded in these financial statements. The losses expire as follows:

2008

2009	$235,000
2010	228,000
2014	284,000
2015	360,000
2026	698,000
2027	1,985,000
2028	3,000,000

$6,790,000

In addition, the Company has tax losses of approximately $7,540,000 that may be applied against future taxable income in Mexico, which expire in stages over a 10-year period; and tax losses of approximately $2,200,000 that may be applied against future taxable income in the United States over a 20-year period.

The future benefits of these losses and deductions have not been recorded in the accounts as their realization is not more likely than not. A reconciliation of income tax provision computed at Canadian statutory rates to the reported income tax provision is provided as follows:

	2008	2007 (Note 18)	2006 ( Note 18)

Loss for the year	$(6,834,181)	$(7,303,204)	$(3,830,534)

Statutory income tax rate	31%	34.12%	34.12%
Income tax benefit computed at statutory rates	$2,118,596	$2,491,853	$1,306,881
Foreign tax rates different from statutory rates	13,351	(5,780)	(97)
Exploration expense	530,356	(15,782)	(43,452)
Stock–based compensation	(917,240)	(1,536,138)	(1,038,955)
Share issuance costs	73,671	43,190	42,759
Other differences	25,743	(9,505)	(2,487)
Unrecognized tax losses	(1,844,477)	(967,838)	(264,649)

	$–	$–	$–

Significant components of the Company’s future income tax assets and liabilities, after applying substantively enacted corporate income tax rates, are as follows:

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

14.	INCOME TAXES (Continued)

	2008	2007	2006

Future income tax assets
Tax losses carried forward	$4,750,565	$6,629,549	$3,305,438
Book value over tax value of mineral properties	(1,057,787)	(3,155,277)	(1,026,786)
Tax value over book value of equipment	11,168	7,906	2,786
Share issuance costs	188,647	103,135	165,016
Future income tax assets	3,892,593	3,585,313	2,446,454
Valuation allowance for future income tax assets	(3,892,593)	(3,585,313)	(2,446,454)
Future income tax liabilities, net	$–	$–	$–

15.	SEGMENTED INFORMATION

The Company has one business segment, the exploration of mineral properties. The Company’s major non-current assets are distributed by geographic locations as follows:

		December 31, 2008				December 31, 2007
		Mineral	Reclamation			Mineral	Reclamation
	Equipment	Property	Bond	Total	Equipment	Property	Bond	Total
Canada	$9,563	$–	$–	$9,563	$22,335	$–	$–	$22,335
Mexico	59,875	6,873,055	–	6,932,930	56,276	4,693,257	–	4,749,533
U.S.A	138,584	26,012,016	317,704	26,468,304	101,841	14,861,449	139,492	15,102,782
Total	$208,022	$32,885,071	$317,704	$33,410,797	$180,452	$19,554,706	$139,492	$19,874,650

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

16.	RECONCILIATION OF CANADIAN AND UNITED STATES GAAP

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ from those principles generally accepted in the United States, as described below:

(a)

Under US GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with SEC Industry Guide 7, which consists of identifying that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized. In deciding when an area of interest is likely to be commercially feasible, management may consider, among other factors, the results of pre- feasibility studies, detailed analysis of drilling results, the supply and cost of required labour and equipment, and whether necessary mining and environmental permits can be obtained. To date no exploration expenses have been capitalized under US GAAP.

The Company has adopted EITF 04-02 and separately reports the aggregate carrying amount of mineral rights. Mineral rights include an option for the Company to acquire the rights to extract and retain at least a portion of the benefits from the mineral deposits. Acquisition costs include cash and the fair market value of common shares for the mineral rights. These capitalized costs will be amortized over the estimated life of the property following commencement of commercial production or written off if the property is sold, allowed to lapse or abandoned, or when an impairment of value has occurred.

(b)

Under US GAAP, convertible debt instruments are classified as debt until converted to equity, whereas under Canadian GAAP, the proceeds of the convertible debt instrument have been allocated to both debt and equity components. In addition, under US GAAP, debt instruments issued with detachable warrants would be allocated to a debt and equity component based on the relative fair value of each component, whereas under Canadian GAAP the residual method has been adopted. Any resulting debt component is accreted over time to its face value with the interest and accretion expense charged to the statement of operations.

Under US GAAP, a value is assigned to the conversion feature only if the effective conversion rate is less than the market price of the common stock at the commitment date. Under US GAAP no value has been assigned to the conversion feature of the convertible note although a value has been assigned to the detachable warrants and thus, there is a difference in values assigned to the debt and equity components between Canadian and US GAAP of the units issued. Accordingly, accretion expense would increase by $4,962.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

The effect of the principle measurement differences on the Company’s consolidated financial statements is quantified below:

16.	RECONCILIATION OF CANADIAN AND UNITED STATES GAAP (Continued)

	December 31, 2008	December 31, 2007
Total assets – Canadian GAAP	$34,397,289	$24,198,211
Expensed expenditures on mineral properties	(25,509,673)	(13,110,749)
Total Assets – US GAAP	$8,887,616	$11,087,462

Total liabilities – Canadian GAAP	$4,444,281	$1,706,270
Liability component of convertible notes	(176,961)	–
Total liabilities – US GAAP	4,267,320	1,706,270

Total shareholders' equity – Canadian GAAP	29,953,008	22,491,941
Equity component of convertible notes	181,923	–
Accretion expense on convertible notes	(4,962)	–
Expenditures on mineral properties	(25,509,673)	(13,110,749)
Total shareholders' equity – US GAAP	4,620,296	9,381,192
Total Liability and Shareholders¹ Equity – US GAAP	$8,887,616	$11,087,462

	Years ended December 31,
	2008	2007	2006
Loss for the year – Canadian GAAP	$(6,834,181)	$(7,303,204)	$(3,830,534)
Expenditures on mineral properties	(12,398,924)	(7,914,384)	(2,646,351)
Accretion expense on convertible notes	(4,962)	–	–
Net loss for period – US GAAP	(19,238,067)	(15,217,588)	(6,476,885)
Deficit, beginning of year – US GAAP	(34,904,051)	(19,686,463)	(13,209,578)
Deficit, end of year – US GAAP	$(54,142,118)	$(34,904,051)	$(19,686,463)

Net loss per share – Canadian GAAP	$(0.08)	$(0.09)	$(0.05)
Net loss per share – US GAAP	$(0.22)	$(0.19)	$(0.09)
Weighted average number of share outstanding	86,304,153	79,971,435	69,964,072

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

16.	RECONCILIATION OF CANADIAN AND UNITED STATES GAAP (Continued)

	Years ended December 31,
	2008	2007	2006
Operating activities – Canadian GAAP	$(4,108,832)	$(2,014,535)	$(1,047,348)
Adjustments for expenditures on mineral properties	(12,398,924)	(7,914,384)	(2,646,351)
Cash used in operating actitivies – US GAAP	(16,507,756)	(9,928,919)	(3,693,699)

Investing activities – Canadian GAAP	(13,213,283)	(9,832,158)	(3,341,860)

Reclassification of expenditures on mineral properties	12,398,924	7,914,384	2,646,351
Cash used in investing actitivies – US GAAP	(814,359)	(1,917,774)	(695,509)
Cash provided by financing activities – Canadian & US
GAAP	13,890,522	6,881,465	11,715,138
Effect of foreign exchange on cash	566,283	(757,604)	504
(Decrease) increase in cash during the year	(2,865,310)	(5,722,832)	7,326,434
Cash, beginning of year	3,389,900	9,112,732	1,786,298
Cash, end of year – US GAAP	$524,590	$3,389,900	$9,112,732

Recent Accounting Pronouncements

(a)

In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 141(R), Business Combinations (SFAS 141(R)), which replaces SFAS 141. SFAS 141(R) requires assets and liabilities acquired in a business combination, contingent consideration, and certain acquired contingencies to be measured at their fair values as of the date of acquisition. SFAS 141(R) also requires that acquisition-related costs and restructuring costs be recognized separately from the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008 and will be effective for business combinations entered into after January 1, 2009. The Company does not expect any impact to its consolidated financial statements.

(b)

In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51 (SFAS 160). SFAS 160 clarifies the accounting for non-controlling interests and establishes accounting and reporting standards for the non-controlling interest in a subsidiary, including classification as a component of equity. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company does not currently have any minority interests.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements December 31, 2008
(Expressed in Canadian dollars)

17.	SUBSEQUENT EVENTS

(a)

On January 15, 2009, the Company closed its third tranche of a private placement of units, each unit comprising one convertible promissory note and one common share purchase warrant for additional proceeds of US$1,170,300. Accordingly, total proceeds from the offering were US$3,787,973 and a total of 6,313,291 warrants were issued (Note 8).

(b) US$230,200 property option payments were made for Willow Creek, MacArthur, South West Tintic, Yerington and Wassuk Copper.

(c) 10,000 options were cancelled and 20,000 options were exercised at a weighted average exercise price of $0.42.

18.	COMPARATIVE FIGURES

Certain of the 2007 and 2006 comparative figures have been reclassified to conform to the current year’s presentation.

ITEM 18.         FINANCIAL STATEMENTS

             Not applicable.

ITEM 19.         EXHIBITS

             The following documents are filed as exhibits to this annual report on Form 20-F:

Exhibit
Number	Description of Exhibit

1	Articles of Quaterra Resources Inc., dated June 13, 2005

2	Shareholder Rights Plan, dated June 18, 2008

4	Service Agreement between Manex Resource Group and us, dated June 2008

8	List of Subsidiaries

12.1	Certification of the principal executive officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the principal financial officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the principal executive officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the principal financial officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUATERRA RESOURCES INC.

Dated: March 31, 2009	By:	/s/ Scott Hean
Scott B. Hean
Chief Financial Officer