Form 40-F
period 2009-12-31
QUATERRA RESOURCES INC
filed 2010-03-31
CIK 1339688

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________

FORM 40-F

☐           Registration statement pursuant to section 12 of the Securities Exchange Act of 1934 or

☒           Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009

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

☒  Annual Information Form           ☒  Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:       111,459,371 common shares

Indicate by check mark whether the registrant by filing this information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.
Yes ☐ 82-     No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒          No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐          No ☐

EXPLANATORY NOTE

Quaterra Resources Inc. (“Quaterra” or the “Company”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934 (the “Exchange Act”) on Form 40-F. The Company also qualifies as a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and in Rule 405 under the Securities Act of 1933 (the “Securities Act”). Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company prepares its financial statements, which are filed with this annual report on Form 40-F in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), and are subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of the United States companies which typically report according to United States generally accepted accounting principles (“US GAAP”). Significant differences between Canadian GAAP and US GAAP are described in Note 17 of the audited consolidated financial statements filed as Exhibit 99.2 to this annual report.

In addition, disclosure about exploration activities and certain mining terms is different under Canadian standards than under Securities and Exchange Commission (the “Commission”) standards. Accordingly, information contained in this annual report and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws. Significant differences between Canadian and United States concepts are described in the preliminary notes to the Annual Information Form (“AIF”) filed as Exhibit 99.1 to this annual report.

FORWARD-LOOKING STATEMENTS

This annual report and the exhibits incorporated by reference into it contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Statements that are not historical fact and relate to predictions, expectations, belief, plans, projections, objectives, assumptions, future events, or future performance may be forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

•	the Company’s ability to finance the continued exploration of mineral properties;
•	the Company’s history of losses and expectation of future losses;
•	the Company’s ability to obtain adequate financing for planned exploration activities;
•	uncertainty of production at the Company’s mineral exploration properties;
•	the lack of Proven Mineral Reserves or Probable Mineral Reserves;
•	the impact of governmental regulations, including environmental regulations; and
•	commodity price fluctuations.

The forward-looking statements contained in the exhibits incorporated by reference into this annual report are made as of the respective dates set forth in such exhibits. These forward-looking statements are based on the beliefs, expectations, and opinions of management on the date the statements are made. The Company undertakes no obligation to update forward-looking statements should circumstances or estimates or opinions change.

ANNUAL INFORMATION FORM

The Company’s AIF for the fiscal year ended December 31, 2009 is filed as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company for the fiscal years ended December 31, 2009, 2008, and 2007, including the report of the auditors with respect thereto, are filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

Management’s Discussion and Analysis

The Company’s management’s discussion and analysis (“MD&A”) for the fiscal year ended December 31, 2009 is filed as Exhibit 99.3 and incorporated by reference in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management carried out an evaluation, under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) as of the end of the fiscal year covered by this report. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2009, the Company’s disclosure controls and procedures were effective.

Internal Control Over Financial Reporting

A report of management’s assessment regarding internal control over financial reporting and an attestation report of the Company’s independent registered public accounting firm of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board, is provided with the audited consolidated financial statements for the year ended December 31, 2009 as filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

There were no changes in the Company’s internal control over financial reporting during the fiscal year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the fiscal year ended December 31, 2009 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics for all directors, officers, and employees. It includes a Code of Ethical Conduct for Financial Managers that applies to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Code of Business Conduct and Ethics is available in the Investors – Governance section of the Company’s website at www.quaterraresources.com. There were no amendments, waivers or implicit waivers to the code during the fiscal year ended December 31, 2009.

AUDIT COMMITTEE

Audit Committee

The Company’s Board of Directors has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Company’s Audit Committee is composed of Robert Gayton, John Kerr and LeRoy Wilkes, all of whom, in the opinion of the Company’s Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and Section 803 of the NYSE Amex Company Guide) and are financially literate. Please refer to the Directors and Officers section in the AIF filed as Exhibit 99.1 for details in connection with each of these members and their qualifications.

Audit Committee Financial Expert

The Company’s Board of Directors has determined that Dr. Robert Gayton qualifies as an audit committee financial expert (as that term is defined in Form 40-F) and is independent (as that term is defined under Rule 10A-3 of the Exchange Act and Section 803 of the NYSE Amex Company Guide).

PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table shows the aggregate fees billed to us by the Company’s principal accountant Smythe Ratcliffe LLP, Chartered Accountants, in each of the last two fiscal years.

Years ended December 31,
	2009	2008
Audit Fees	CDN$80,000	CDN$97,586
Audit-Related Fees	nil	CDN$600
Tax Fees	CDN$2,800	CDN$2,800
All Other Fees	CDN$5,000	nil

Audit Fees

Audit fees are the aggregate fees billed by the Company’s independent auditor for the audit of the Company’s annual consolidated financial statements, reviews of interim consolidated financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees are fees charged by the Company’s independent auditor for assurance and related services that are reasonably related to the performance of the audit or review of financial statements and are not reported under “Audit Fees”.

Tax Fees

Tax fees are fees for professional services rendered by the Company’s independent auditors for tax compliance and tax advice on actual or contemplated transactions.

All Other Fees

All other fees relate to services other than the audit fees, audit-related fees and tax fees described above.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES
PROVIDED BY INDEPENDENT AUDITORS

The Audit Committee recommends to the Board of the Directors the external auditor to perform audit, review, and attestation services. The Audit Committee pre-approves all non-audit services provided by the Company’s external auditors, and pre-approved the tax fees and the other fees listed in the table above.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2009 information with respect to Quaterra’s known contractual obligations, which consist of option agreements regarding mineral properties and office leases. Further information about the mineral properties described below is found in Note 6 to the Company’s audited annual consolidated financial statements filed as Exhibit 99.2 and in “Update on Mineral Properties” on page 6 of the MD&A filed as Exhibit 99.3.

Payments due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Letter of Agreement for lease of claims in Arizona strip district (1)	US$100,000	-	US$100,000	-	-
Option to purchase mining claims in Arizona, Utah, and Wyoming (2)	US$200,000	US$200,000	-	-	-
Agreement to acquire right to earn interest in MacArthur copper oxide mine in Lyon County, Nevada (3)	US$2,070,000	US$300,000 (3)	US$1,770,000 (3)	-	-
Agreement to acquire right to earn interest in S.W. Tintic claims in Juab County, Utah (4)	US$900,000	-	US$200,000	US$200,000	US$500,000
Agreement to acquire right to earn interest in Willow Creek, in Montana, including promissory note (5)	US$2,635,000	US$190,000 (5)	US$1,445,000	US$1,000,000	-
Option to purchase Gray Hills claims in Lions County, Nevada (6)	US$275,000+ (6)	US$35,000	US$120,000 (6)	US$80,000 (6)	US$40,000+ (6)
Agreement to acquire right to earn interest in Herbert Glacier in Mineral County, Nevada (7)	US$174,000+ (7)	US$12,000	US$52,000	US$40,000	US$70,000+ (7)
Option to acquire prospect permits in Texas Cave Peak property (8)	US$466,190	US$96,190	US$370,000	-	-
Agreement to acquire right to earn interest in Copper Canyon Project in Mineral County, Nevada (9)	US$540,000	US$190,000	US$350,000	-	-
Agreement to acquire right to earn interest in Wassuk in Mineral County, Nevada (10)	US$2,700,000	US$250,000	US$1,250,000	US$1,200,000	-
Agreement to acquire right to earn interest in Tecolote project in Mexico (11)	US$60,000	US$20,000	US$40,000	-	-
Agreement to pay advanced minimum royalty in Nieves Concessions (12)	US$525,000 (12)	US$75,000 (12)	US$225,000 (12)	US$150,000 (12)	US$75,000+ (12)
Office lease (13)	US$356,795	US$142,721	US$214,074	-	-
TOTAL	US$11,001,985	US$1,510,911	US$6,136,074	US$2,670,000	US$685,000

(1)
Pursuant to an August 2006 agreement, as amended August 14, 2009, with Nustar Exploration LLC, Quaterra leased 18 claims in the Arizona strip district. The terms of the Nustar lease are as follows: (i) an upfront payment of US$20,000 (paid); (ii) a first anniversary payment of US$30,000 (paid), a second anniversary payment of US$40,000 (paid); and (iii) a final  payment of US$100,000 was renegotiated to August 2011.

(2)
Pursuant to a June 2005 agreement with North Exploration LLC, Quaterra acquired an option to purchase mining claims situated in Arizona, Utah and Wyoming. To exercise the option, Quaterra is required to make staged payments totaling US$500,000 over five years and to issue 600,000 common shares over three years, as follows: (i) US$15,000 and issue 200,000 common shares on or before September 6, 2005 (paid and issued); (ii) US$25,000 and issue 200,000 common shares on or before September 6, 2006 (paid and issued); (iii) US$50,000 and issue 200,000 common shares on or before September 6, 2007 (paid and issued); (iv) US$75,000 on or before September 6, 2008 (paid); (v) US$135,000 on or before September 6, 2009 (paid); and (vi) US$200,000 on or before September 6, 2010. If Quaterra meets the above terms and conditions and elects to exercise the option, then the property may be purchased with a further payment of US$100.

(3)
Pursuant to an October 2005 agreement, as amended January 9, 2010, with North Exploration LLC, Quaterra acquired the right to earn an interest in 66 unpatented mining claims covering the former MacArthur copper-oxide mine, in the Yerington district of Lyon County, Nevada. To earn a 100% interest, Quaterra was required under the original agreement to make staged payments totaling US$1,770,000 by January 15, 2010 as follows: (i) US$10,000 upon execution (paid); (ii) US$25,000 on or before January 15, 2006 (paid); (iii) US$75,000 on or before January 15, 2007 (paid); (iv) US$1,675,000 on or before January 15, 2008. However, since Quaterra met its obligation of US$100,000 in stage payments by January 15, 2007 and incurred US$500,000 in exploration expenditures by January 15, 2008, Quaterra elected to acquire the property by making additional payments totaling US$2,645,000 as follows: (i) US$100,000 on or before January 15, 2008 (paid); (ii) US$125,000 on or before January 15, 2009 (paid); (iii) US$300,000 (paid) and 150,000 common shares on or before January 15, 2010 subject to regulatory approval; (iv) $US1,770,000 on or before January 15, 2011 which reflects a US$350,000 credit made pursuant to an amendment dated January 17, 2007 to the original agreement to compensate for payments to Charles Gary Clifton consisting of (i) $175,000 (paid); and (ii) $175,000 to be paid by December 31, 2008 (paid).

(4)
Pursuant to a March 2007 agreement with North Exploration LLC, Quaterra acquired the right to earn an interest in 27 unpatented mining claims that form part of the S.W. Tintic Claims in Juab County, Utah. To earn a 100% interest, Quaterra is required to make staged payments totaling US$1,000,000 by February 16, 2018 as follows: (i) US$20,000 initial payment (paid); (ii) US$20,000 on or before February 15, 2008 (paid); (iii) US$20,000 on or before February 15, 2009 (paid); (iv) US$40,000 on or before February 15, 2010 (paid by Freeport-McMoran Exploration Corporation (“FMEC”)); (v) US$50,000 on or before February 15, 2011; (vi) US$50,000 on or before February 15, 2012; (vii) US$100,000 on or before February 15, 2013; (viii) US$100,000 on or before February 15, 2014; (ix) US$100,000 on or before February 15, 2015; (x) US$250,000 on or before February 15, 2016; and (xi) US$250,000 on or before February 15, 2017. Alternatively, Quaterra may acquire the property at any time by paying US$1,000,000 less any previously paid amounts. On May 29, 2009, the Company signed an earn-in agreement with FMEC for this property. Under the terms of the agreement, FMEC has the exclusive right and option to acquire a 70% ownership interest in this property by making a US$275,000 property payment and by spending US$4,725,000 on option payments and exploration costs over four years.

(5)
Pursuant to an October 2008 agreement, as amended October 26, 2009 with the Willow Creek Discovery Group, LLC, Quaterra acquired the right to earn an interest in the south-western Montana. To earn a 100% interest, Quaterra is required to make payments as follows: (i) US$75,000 initial payment and issue 100,000 common shares(paid and issued); (ii) US$30,000 and issue 100,000 common shares (paid and issued) on or before October 11, 2009 (paid) ; (iii) US$150,000 or US$50,000 and 100,000 shares on or before October 11, 2010; (iv) US$150,000 on or before October 11, 2011; (v) US$350,000 on or before October 11, 2012; (vi) US$750,000 on or before October 11, 2013, and (vii) US$1,000,000 on or before October 11, 2014. The property is also subject to royalty payments as follows: (i) US$5,000 on or before September 10, 2008 (paid); (ii) US$55,000 on or before September 10, 2009 (paid); (iii) US$40,000 on or before September 10, 2010; (iv) US$50,000 on or before September 10, 2011; (v) US$65,000 on or before September 10, 2012; (vi) US$80,000 on or before September 10, 2013; and (vii) US$100,000 on or before September 10, 2013.

(6)
Pursuant to a July 2007 agreement, as amended July 24, 2009, with Larry McIntosh, Quaterra entered into a lease with an option to purchase 43 mining claims known as Gray Hills claims in Lions County, Nevada. Quaterra may exercise the option at any time for US$500,000. To earn a 100% interest, Quaterra is required to make payments as follows: (i) US$15,000 initial payment (paid); (ii) US$20,000 on or before July 11, 2007 (paid); (iii) US$25,000 on or before July 11, 2008 (paid); (iv) US$15,000 on or before July 11, 2009 (paid); (v) US$35,000 on or before July 11, 2010; and (vi) US$40,000 on or before July 11, 2011 and each anniversary until Quaterra exercises the option to purchase the properties or the optionee chooses to withdraw from the lease.

(7)
Pursuant to a November 2007 agreement with Dale Henkins, Floyd Branson and Jim Wilson, Quaterra acquired the right to earn an interest in 17 mining claims known as the Herbert Glacier in Mineral County, Nevada. To earn a 100% interest, Quaterra is required to make advance royalty payments as follows: (i) US$12,000 initial payment (paid); (ii) US$12,000 on or before November 19, 2008 (paid); (iii) US$12,000 on or before November 19, 2009 (paid); (iv) US$12,000 on or before November 19, 2010; (v) US$12,000 on or before November 19, 2011; (vi) US$20,000 on or before November 19, 2012; (vii) US$20,000 on or before November 19, 2013; (viii) US$20,000 on or before November 19, 2014; (ix) US$20,000 on or before November 19, 2015; (x) US$20,000 on or before November 19, 2016; (xi) US$20,000 on or before November 19, 2017; and (xii) US$30,000 on or before November 19, 2018 and every consecutive anniversary thereafter. Quaterra also must incur US$25,000 in exploration expenditures by November 19, 2008 and a further US$25,000 in exploration expenditures each year thereafter.

(8)
Pursuant to a March 2007 option agreement with Andryck Patterson and Daniel Soto, Quaterra has the right to acquire 2 prospect permits in Cave Peak property in Texas. The option payments are as follows: (i) US$50,000 initial payment (paid); (ii) US$50,000 on or before March 27, 2008 (paid); (iii) US$60,000 on or before March 27, 2009 (paid); (iv) US$70,000 on or before March 27, 2010; (v) US$150,000 on or before March 27, 2011; and (vi) US$220,000 on or before March 27, 2012.

(9)
Pursuant to a November 2007 agreement, as amended October 9, 2009, with Royal Pretoria Gold LLC, Quaterra acquired the right to earn an interest in 4 mining claims known as the Copper Canyon Project in Mineral County, Nevada. To earn a 100% interest, Quaterra is required to make staged payments totaling US$625,000 by November 6, 2011 as follows: (i) US$15,000 initial payment (paid); (ii) US$35,000 on or before November 6, 2008 (paid); (iii) US$35,000 on or before November 6, 2009 (paid); (iv) US$190,000 on or before November 6, 2010; and (v) US$350,000 on or before November 6, 2011. Quaterra also must pay $750,000 within five business days of deciding to commence commercial production.

(10)
Pursuant to a December 2007 agreement, as amended December 2, 2009, with Majuba Mining Ltd, Quaterra acquired the right to earn an interest in 77 mining claims known as the Wassuk (formerly Majuba Hill Project) in Mineral county, Nevada. To earn a 100% interest, Quaterra is required to make staged payments totaling US$2,930,000 by December 10, 2015 as follows: (i) US$100,000 initial payment (paid); (ii) US$100,000 on or before December 10, 2008 (paid); (iii) US$30,000 on or before December 10, 2009 (paid); (iv) US$250,000 on or before December 10, 2010; (v) US$250,000 on or before December 10, 2011; (vi) US$500,000 on or before December 10, 2012; (vii) US$500,000 on or before December 10, 2013; (viii) US$500,000 on or before December 10, 2014; and (ix) US$700,000 on or before December 10, 2015. Quaterra also must incur cumulative US$1,000,000 in exploration expenditures by December 10, 2012. If Quaterra incurs less than that amount, Quaterra must pay the shortfall by December 10, 2012.

(11)
Pursuant to a September 2008 agreement with Exmin Resources Inc., Quaterra acquired the right to earn a 75% interest in Exmin’s Tecolote property in Mexico. To earn the 75% interest, Quaterra is required to make payments as follows: (i) US$20,000 on or before September 30, 2008 (paid); (ii) US$20,000 on or before September 30, 2009 (paid); (iii) US$20,000 on or before September 30, 2010; and (iv) US$40,000 on or before September 30, 2011.

(12)
Pursuant to a March 1999 agreement with Western Silver Corporation (“Western”), Quaterra acquired a 50% interest in Nieves property in Zacatecas, Mexico. Commencing January 26, 2004, Quaterra is required to pay an annual advance minimum royalty payment of US$75,000 to Western until the commencement of commercial production.

(13)
During 2007, the Company entered into a service agreement with Manex Resource Group for its Vancouver office space, administration and corporate secretarial services at a monthly rate of CDN$12,500 (the equivalent of US$11,893 based upon the Bank of Canada exchange rate on December 31, 2009). Manex Resource Group is a private company controlled by Lawrence Page, a director of the Company. The agreement can be cancelled at anytime upon one year’s notice. The current expiry date is June 30, 2012.

NYSE AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on NYSE Amex. Section 110 of the NYSE Amex Company Guide permits NYSE Amex to consider the laws, customs and practices of foreign issuers in applying certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. A statement of significant ways the Company’s corporate governance practices may differ from those of domestic companies pursuant to NYSE Amex standards is available in the Investors – Governance section of the Company’s website at www.quaterraresources.com.

In addition, during September and October 2009, the Company sold common shares, including share warrants, that equaled more than 20% of the outstanding common shares of the Company. Section 713 of the NYSE Amex Company Guide generally requires shareholder approval as a prerequisite to approval of applications to list additional shares when the additional shares will be issued in connection with a transaction involving the sale or issuance by a company of common stock (or securities convertible into or exercisable for common stock) equal to 20% or more of presently outstanding stock for less than the greater of book or market value of the stock. However, the issuance of common stock in an amount in excess of 20% of the presently outstanding stock for less than book or market value, without shareholder approval, is not prohibited under the rules of the TSX Venture Exchange (“TSX-V”) – on which the Company’s common shares also are listed for trading – and does not constitute a default under the TSX-V rules or any applicable laws in Canada. The Company followed the rules of the TSX-V and applicable laws in Canada in September and October 2009 sales, and as a result, the NYSE Amex granted the Company an exemption from the shareholder approval requirements of Section 713 of the NYSE Amex Company Guide.

UNDERTAKINGS

The company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or to transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company has filed with the Commission an Appointment of Agent for Service of Process and Undertaking on Form F-X.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

QUATERRA RESOURCES INC.

Dated: March 30, 2010	By:	/s/ Scott Hean
Scott B. Hean
Chief Financial Officer

EXHIBIT INDEX

Annual Information
99.1	Annual Information Form for the fiscal year ended December 31, 2009
99.2	Audited annual consolidated financial statements and notes thereto for the fiscal years ended December 31, 2009, 2008, and 2007 together with the report of the auditors thereon
99.3	Management’s Discussion and Analysis for the fiscal year ended December 31, 2009

Certifications
99.4	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification of the Principal Executive Officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certification of the Principal Financial Officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents
99.8	Consent of Independent Registered Public Accounting Firm
99.9	Consent of Michelle Stone, Caracle Creek International Consulting Inc.
99.10	Consent of John W. Rozelle, Tetra Tech