Form 40-F
period 2010-12-31
QUATERRA RESOURCES INC
filed 2011-03-31
CIK 1339688

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________________

FORM 40-F

[ ]     Registration statement pursuant to section 12 of the Securities Exchange Act of 1934 or

[X]     Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 141,823,040 common shares

Indicate by check mark whether the registrant by filing this information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes   [ ] 82-     No   [X]

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes   [X]     No    [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes   [ ]      No    [ ]

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

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

     The Company prepares its financial statements, which are filed with this annual report on Form 40-F in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), and are subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of the United States companies which typically report according to United States generally accepted accounting principles (“US GAAP”). Significant differences between Canadian GAAP and US GAAP are described in Note 17 of the audited consolidated financial statements filed as Exhibit 2 to this annual report. Effective January 1, 2011, the Company will begin preparing its financial statements in accordance with International Financial Reporting Standards.

     In addition, disclosure about exploration activities and certain mining terms is different under Canadian standards than under Securities and Exchange Commission (the “Commission”) standards. Accordingly, information contained in this annual report and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws. Significant differences between Canadian and United States concepts are described in the preliminary notes to the Annual Information Form (“AIF”) filed as Exhibit 1 to this annual report.

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

  the Company’s ability to finance the continued exploration of mineral properties;
  the Company’s history of losses and expectation of future losses;
  the Company’s ability to obtain adequate financing for planned exploration activities;
  uncertainty of production at the Company’s mineral exploration properties;
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

ANNUAL INFORMATION FORM

     The Company’s AIF for the fiscal year ended December 31, 2010 is filed as Exhibit 1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

     The audited consolidated financial statements of the Company for the fiscal years ended December 31, 2010, 2009, and 2008, including the report of the auditors with respect thereto, are filed as Exhibit 2 and incorporated by reference in this annual report on Form 40-F.

Management’s Discussion and Analysis

     The Company’s management’s discussion and analysis (“MD&A”) for the fiscal year ended December 31, 2010 is filed as Exhibit 3 and incorporated by reference in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

     The Company’s management carried out an evaluation, under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) as of the end of the fiscal year covered by this report. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2010, the Company’s disclosure controls and procedures were effective.

Internal Control Over Financial Reporting

     A report of management’s assessment regarding internal control over financial reporting and an attestation report of the Company’s independent registered public accounting firm of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board, is provided with the audited consolidated financial statements for the year ended December 31, 2010 as filed as Exhibit 2 and incorporated by reference in this annual report on Form 40-F.

     There were no changes in the Company’s internal control over financial reporting during the fiscal year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

     There were no notices required by Rule 104 of Regulation BTR that the Company sent during the fiscal year ended December 31, 2010 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

CODE OF ETHICS

     The Company has adopted a Code of Business Conduct and Ethics for all directors, officers, and employees. It includes a Code of Ethical Conduct for Financial Managers that applies to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Code of Business Conduct and Ethics is available in the Investors – Governance section of the Company’s website at www.quaterra.com. There were no amendments, waivers or implicit waivers to the code during the fiscal year ended December 31, 2010.

AUDIT COMMITTEE

Audit Committee

     The Company’s Board of Directors has a separately-designated standing audit committee established in accordance with Section 3(a) (58)(A) of the Exchange Act. The Company’s Audit Committee is composed of Robert Gayton, John Kerr and LeRoy Wilkes, all of whom, in the opinion of the Company’s Board of Directors, are independent (as determined under Rule 10A-3 of the Exchange Act and Section 803 of the NYSE Amex Company Guide) and are financially literate. Please refer to the Directors and Officers section in the AIF filed as Exhibit 1 for details in connection with each of these members and their qualifications.

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

Years ended December 31,
	2010	2009
Audit Fees	CDN$123,500	CDN$80,000
Audit-Related Fees	CDN$4,000	CDN$5,000
Tax Fees	CDN$2,800	CDN$2,800
All Other Fees	nil	nil

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

CONTRACTUAL OBLIGATIONS

     The following table lists as of December 31, 2010 information with respect to Quaterra’s known contractual obligations, which consist of option agreements regarding mineral properties and office leases. Further information about the mineral properties described below is found in Note 6 to the Company’s audited annual consolidated financial statements filed as Exhibit 2 and in “Update on Mineral Properties” on page 6 of the MD&A filed as Exhibit 3.

Payments due by Period
Contractual Obligations	Total	2011	2012 – 2013	2014 – 2015	2016+
Letter of Agreement for lease of claims in Arizona strip district (1)	US$100,000	US$100,000	-	-	-
Agreement to acquire right to earn interest in MacArthur copper oxide mine in Lyon County, Nevada (2)	US$1,572,000	US$524,000 (2)	US$1,048,000 (2)	-	-
Agreement to acquire right to earn interest in S.W. Tintic claims in Juab County, Utah (3)	US$900,000	US$50,000	US$150,000	US$200,000	US$500,000
Agreement to acquire right to earn interest in Willow Creek, in Montana, including promissory note (4)	US$2,545,000	US$200,000 (4)	US$1,245,000	US$1,100,000	-

Option to purchase Gray Hills claims in Lions County, Nevada (5)	US$240,000+ (5)	US$40,000	US$80,000 (5)	US$80,000 (5)	US$40,000+ (5)
Agreement to acquire right to earn interest in Herbert Glacier in Mineral County, Nevada (6)	US$162,000+ (6)	US$12,000	US$40,000	US$40,000	US$70,000+ (6)
Option to acquire prospect permits in Texas Cave Peak property (7)	US$370,000	US$150,000 (7)	US$220,000	-	-
Agreement to acquire right to earn interest in Copper Canyon Project in Mineral County, Nevada (8)	US$505,000	US$35,000	US$70,000	US$70,000	US$330,000
Agreement to acquire right to earn interest in Klondike and Reveille projects in Eureka and Nye County, Nevada (9)	US$1,960,000	US$40,000	US$120,000	US$200,000	US$1,600,000
Agreement to acquire right to earn interest in Tecolote project in Mexico (10)	US$40,000	US$40,000	-	-	-
Agreement to acquire right to earn interest in Santo Domingo project in Mexico (11)	US$270,000	US$30,000	US$90,000	US$100,000	US$50,000+ (11)
Agreement to pay advanced minimum royalty in Nieves Concessions (12)	US$525,000 (12)	US$75,000 (12)	US$225,000 (12)	US$150,000 (12)	US$75,000+ (12)
Office lease (13)	US$277,488	US$184,992	US$92,496	-	-
TOTAL	US$9,466,488	US$1,4380,992	US$3,380,496	US$1,940,000	US$2,665,000

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

(2)

Pursuant to a September 2005 agreement, as amended January 9, 2010 and November 2010, with North Exploration LLC, Quaterra acquired the right to earn an interest in 66 unpatented mining claims covering the former MacArthur copper-oxide mine, in the Yerington district of Lyon County, Nevada. To earn a 100% interest, Quaterra was required under the original agreement to make staged payments totaling US$1,572,000 by January 15, 2012 as follows: (i) US$10,000 upon execution (paid); (ii) US$25,000 on or before January 15, 2006 (paid); (iii) US$75,000 on or before January 15, 2007 (paid); (iv) US$1,675,000 on or before January 15, 2008. However, since Quaterra met its obligation of US$100,000 in stage payments by January 15, 2007 and incurred US$500,000 in exploration expenditures by January 15, 2008, Quaterra elected to acquire the property by making additional payments totaling US$2,645,000 as follows: (i) US$100,000 on or before January 15, 2008 (paid); (ii) US$125,000 on or before January 15, 2009 (paid); (iii) US$300,000 (paid) and 150,000 common shares on or before January 15, 2010 (issued); (iv) US$524,000 by January 15, 2011; (v) US$1,048,000 plus interest at the rate of 6% per annum by January 15, 2012 or US$524,000 plus interest by January 2012 and 2013, respectively which reflects a US$350,000 credit made pursuant to an amendment dated January 17, 2007 to the original agreement to compensate for payments to Charles Gary Clifton consisting of (i) $175,000 (paid); and (ii) $175,000 to be paid by December 31, 2008 (paid).

(3)

Pursuant to a March 2007 agreement with North Exploration LLC, Quaterra acquired the right to earn an interest in 27 unpatented mining claims that form part of the S.W. Tintic Claims in Juab County, Utah. To earn a 100% interest, Quaterra is required to make staged payments totaling US$1,000,000 by February 16, 2018 as follows: (i) US$20,000 initial payment (paid); (ii) US$20,000 on or before February 15, 2008 (paid); (iii) US$20,000 on or before February 15, 2009 (paid); (iv) US$40,000 on or before February 15, 2010 (paid by Freeport-McMoran Exploration Corporation (“FMEC”)); (v) US$50,000 on or before February 15, 2011 (anticipated to be paid by FMEC); (vi) US$50,000 on or before February 15, 2012 (anticipated to be paid by FMEC); (vii) US$100,000 on or before February 15, 2013 (anticipated to be paid by FMEC); (viii) US$100,000 on or before February 15, 2014; (ix) US$100,000 on or before February 15, 2015; (x) US$250,000 on or before February 15, 2016; and (xi) US$250,000 on or before February 15, 2017. Alternatively, Quaterra may acquire the property at any time by paying US$1,000,000 less any previously paid amounts. On May 29, 2009, the Company signed an earn-in agreement with FMEC for this property. Under the terms of the agreement, FMEC has the exclusive right and option to acquire a 70% ownership interest in this property by making a US$275,000 property payment and by spending US$4,725,000 on option payments and exploration costs over four years.

(4)

Pursuant to an October 2008 agreement, as amended October 26, 2009 with the Willow Creek Discovery Group, LLC, Quaterra acquired the right to earn an interest in the south-western Montana. To earn a 100% interest, Quaterra is required to make payments as follows: (i) US$75,000 initial payment and issue 100,000 common shares(paid and issued); (ii) US$30,000 and issue 100,000 common shares (paid and issued) on or before October 11, 2009 (paid) ; (iii) US$150,000 or US$50,000 and 100,000 shares on or before October 11, 2010 (waived); (iv) US$150,000 on or before October 11, 2011; (v) US$350,000 on or before October 11, 2012; (vi) US$750,000 on or before October 11, 2013, and (vii) US$1,000,000 on or before October 11, 2014. The property is also subject to royalty payments as follows: (i) US$5,000 on or before September 10, 2008 (paid); (ii) US$35,000 on or before September 10, 2009 (paid); (iii) US$40,000 on or before September 10, 2010 (paid); (iv) US$50,000 on or before September 10, 2011; (v) US$65,000 on or before September 10, 2012; (vi) US$80,000 on or before September 10, 2013; and (vii) US$100,000 on or before September 10, 2013.

(5)

Pursuant to a July 2007 agreement, as amended July 24, 2009, with Larry McIntosh, Quaterra entered into a lease with an option to purchase 43 mining claims known as Gray Hills claims in Lions County, Nevada. Quaterra may exercise the option at any time for US$500,000. To earn a 100% interest, Quaterra is required to make payments as follows: (i) US$15,000 initial payment (paid); (ii) US$20,000 on or before July 11, 2007 (paid); (iii) US$25,000 on or before July 11, 2008 (paid); (iv) US$15,000 on or before July 11, 2009 (paid); (v) US$35,000 on or before July 11, 2010 (paid); and (vi) US$40,000 on or before July 11, 2011 and each anniversary until Quaterra exercises the option to purchase the properties or the optionee chooses to withdraw from the lease.

(6)

Pursuant to a November 2007 agreement with Dale Henkins, Floyd Branson and Jim Wilson, Quaterra acquired the right to earn an interest in 17 mining claims known as the Herbert Glacier in Mineral County, Alaska. To earn a 100% interest, Quaterra is required to make advance royalty payments as follows: (i) US$12,000 initial payment (paid); (ii) US$12,000 on or before November 19, 2008 (paid); (iii) US$12,000 on or before November 19, 2009 (paid); (iv) US$12,000 on or before November 19, 2010 (paid by Grande Portage Resources); (v) US$12,000 on or before November 19, 2011; (vi) US$20,000 on or before November 19, 2012; (vii) US$20,000 on or before November 19, 2013; (viii) US$20,000 on or before November 19, 2014; (ix) US$20,000 on or before November 19, 2015; (x) US$20,000 on or before November 19, 2016; (xi) US$20,000 on or before November 19, 2017; and (xii) US$30,000 on or before November 19, 2018 and every consecutive anniversary thereafter. Quaterra also must incur US$25,000 in exploration expenditures by November 19, 2008 and a further US$25,000 (incurred) in exploration expenditures each year thereafter. On June 17, 2010, Quaterra signed an option agreement with Grande Portage Resources for this property. Under the terms of the agreement, Grande Portage can earn a 51% interest by spending US$750,000 on or before June 15, 2011,and has the option to an additional 14% interest by spending US$500,000 on or before June 15, 2012.

(7)

Pursuant to a March 2007 option agreement with Andryck Patterson and Daniel Soto, Quaterra has the right to acquire 2 prospect permits in Cave Peak property in Texas. The option payments are as follows: (i) US$50,000 initial payment (paid); (ii) US$50,000 on or before March 27, 2008 (paid); (iii) US$60,000 on or before March 27, 2009 (paid); (iv) US$70,000 on or before March 27, 2010 (paid); (v) US$150,000 on or before March 27, 2011 (pay by FMEC); and (vi) US$220,000 on or before March 27, 2012. On July 24, 2009, the Company acquired a mining lease with the State of Texas for 19 years for a total of US$120,462 payments depending on submittal of exploration and mining plan of operations. If production has not commenced before one year of the date of the lease, the lease will be terminated unless delay payments are made on anniversary dates during the lease term as follows: (i) US$26,190 on July 24, 2010 (paid); (ii) US$26,190 on each anniversary date between 2011 and 2013; (iii) US$39,280 on each anniversary date between 2014 and 2018; (iv) US$78,560 on each anniversary date between 2019 and 2023; and (vi) US$104,750 on each anniversary date between 2024 and 2027. On November 1, 2009, the Company signed an earn-in agreement with FMEC for this property. Under the terms of the agreement, FMEC has the exclusive right and option to acquire a 70% ownership interest in this property by paying future land and lease holding cost and by spending US$5,000,000 on option payments and exploration costs over five years.

(8)

Pursuant to a November 2007 agreement, as amended October 9, 2009 and October 9, 2010, with Royal Pretoria Gold LLC, Quaterra acquired the right to earn an interest in four mining claims known as the Copper Canyon Project in Mineral County, Nevada. To earn a 100% interest, Quaterra is required to make staged payments totaling US$625,000 by November 6, 2011 as follows: (i) US$15,000 initial payment (paid); (ii) US$35,000 on or before November 6, 2008 (paid); (iii) US$35,000 on or before November 6, 2009 (paid); (iv) US$35,000 on or before November 6, 2010 (paid); (v) US$35,000 annually through November 6, 2024; and (vi) US$15,000 on or before November 6, 2025. Quaterra also must pay $750,000 within five business days of deciding to commence commercial production.

(9)

Pursuant to an agreement made on August 3, 2010 with Arden Larson, Quaterra acquired the right to earn an interest in four claims known as Klondike and Reveille property in Eureka and Nye County, Nevada respectively. The total consideration is US$2,000,000 over 10 years as follows: (i) US$40,000 upon execution (paid); (ii) US$40,000 on or before July 31, 2011; (iii) US$40,000 on or before July 31, 2012; (iv) US$80,000 on or before July 31, 2013; (v) US$100,000 on or before July 31, 2014; (vi) US$100,000 on or before July 31, 2015; (vii) US$200,000 annually from July 31, 2016 to July 31, 2018; (viii) US$500,000 from July 31, 2019 to July 31, 2020.

(10)

Pursuant to a September 2008 agreement with Exmin Resources Inc., Quaterra acquired the right to earn a 75% interest in Exmin’s Tecolote property in Mexico. To earn the 75% interest, Quaterra is required to make payments as follows: (i) US$20,000 on or before September 30, 2008 (paid); (ii) US$20,000 on or before September 30, 2009 (paid); (iii) US$20,000 on or before September 30, 2010 (paid); and (iv) US$40,000 on or before September 30, 2011.

(11)

Pursuant to a January 6, 2010 agreement with La Cuesta International Inc. (“LCI”), Quaterra acquired the right to earn a 100% interest in four mineral concessions known as Santo Domingo property in Mexico. To earn the 100% interest, Quaterra is required to make payments as follows: (i) US$10,000 and 100,000 common shares on initial date (paid and issued); (ii) US$10,000 on or before July 1, 2010 (paid); (iii) US$15,000 each on or before January 6, 2011 and July 31, 2011 respectively; (iv) US$20,000 each on or before January 6, 2012 and July 31, 2012 respectively; and (v) commencing January 1 , 2013, US$25,000 every six months.

(12)

Pursuant to a March 1999 agreement with Western Silver Corporation (“Western”), Quaterra acquired a 50% interest in Nieves property in Zacatecas, Mexico. Commencing January 26, 2004, Quaterra is required to pay an annual advance minimum royalty payment of US$75,000 to Western until the commencement of commercial production.

(13)

During 2007, the Company entered into a service agreement, as amended subsequently, with Manex Resource Group for its Vancouver office space, administration and corporate secretarial services at a monthly rate of CDN$15,500 (the equivalent of US$15,416 based upon the Bank of Canada exchange rate on December 31, 2010). Manex Resource Group is a private company controlled by Lawrence Page, a director of the Company. The agreement can be cancelled at anytime upon one year’s notice. The current expiry date is June 30, 2012.

NYSE AMEX CORPORATE GOVERNANCE

     The Company’s common shares are listed on NYSE Amex. Section 110 of the NYSE Amex Company Guide permits NYSE Amex to consider the laws, customs and practices of foreign issuers in applying certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. A statement of significant ways the Company’s corporate governance practices may differ from those of domestic companies pursuant to NYSE Amex standards is available in the Investors – Governance section of the Company’s website at www.quaterra.com.

MINE SAFETY DISCLOSURE

     Pursuant to Section 1503(a) of the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act (The “Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities. During the fiscal year ended December 31, 2010, the Company had no such specified health and safety violations, orders or citations, related assessments or legal actions, mining-related fatalities, or similar events in relation to the Company’s United States operations requiring disclosure pursuant to Section 1503(a) of the Dodd-Frank Act.

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

QUATERRA RESOURCES INC.

Dated: March 30, 2011	By:	/s/ Scott Hean
Scott B. Hean
Chief Financial Officer

EXHIBIT INDEX

Annual Information
1.	Annual Information Form for the fiscal year ended December 31, 2010
2.	Audited annual consolidated financial statements and notes thereto for the fiscal years ended December 31, 2010, 2009, and 2008 together with the report of the auditors thereon,
3.	Management’s Discussion and Analysis for the fiscal year ended December 31, 2010
Certifications
4.	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes- Oxley Act of 2002
5.	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes- Oxley Act of 2002
6.	Certification of the Principal Executive Officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
7.	Certification of the Principal Financial Officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Consents
8.	Consent of Independent Registered Public Accounting Firm
9	Consent of Michelle Stone, Caracle Creek International Consulting Inc.
10.	Consent of Michelle Stone, Caracle Creek International Consulting Inc.
11.	Consent of John W. Rozelle, Tetra Tech