Form 40-F
period 2011-12-31
QUATERRA RESOURCES INC
filed 2012-03-30
CIK 1339688

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[ ] Registration statement pursuant to section 12 of the Securities Exchange Act of 1934 or

[ X ] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

 For the fiscal year ended December 31, 2011

Commission file number 1-33965

QUATERRA RESOURCES INC.
(Exact name of registrant as specified in its charter)

British Columbia
(Province or other jurisdiction of incorporation or organization)

1000
(Primary Standard Industrial Classification Number)

1100-1199 West Hastings Street
Vancouver, BC
V6E 3T5 Canada
(604) 681-9059
(Address and telephone of principal executive offices)

CT Corporation System
818 West Seventh Street
Los Angeles, CA 90017
(213) 627-8252
(Name, address, and telephone number of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, no par value	NYSE Amex LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: Not applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 152,353,283 common shares

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.
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

     Quaterra Resources Inc. (“Quaterra” or the “Company”) is a Canadian issuer that is permitted under a multi-jurisdictional disclosure system adopted by the United States, to prepare its annual report pursuant to Section 13 of the Securities Exchange Act of 1934 (the “Exchange Act”) on Form 40-F in accordance with disclosure requirements in effect in Canada. The Company also qualifies as a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and in Rule 405 under the Securities Act of 1933 (the “Securities Act”). Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 under the Exchange Act.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

     The Company prepares its financial statements, which are filed as Exhibit 99.2 to this annual report on Form 40-F, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, which may not be comparable to financial statements of United States companies.

     In addition, disclosure about exploration activities and certain mining terms is different under Canadian standards than under Securities and Exchange Commission (the “Commission”) standards. Accordingly, information contained in this annual report and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws. Significant differences between Canadian and United States concepts are described in the preliminary notes to the Annual Information Form (“AIF”) filed as Exhibit 99.1 to this annual report on Form 40-F.

FORWARD-LOOKING STATEMENTS

     This annual report on Form 40-F and the exhibits incorporated by reference into it contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Statements that are not historical fact and that relate to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events, or future performance may be forward-looking statements. Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, “plan” or similar words.

     You are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are subject to inherent risks and uncertainties which could cause actual events or results – such as, among other things, results of exploration, reclamation, capital costs, and the Company’s financial condition and prospects – to differ from those reflected in a forward-looking statement. These risk and uncertainties include without limitation the Company’s ability to finance the continued exploration of mineral properties; the Company’s history of losses and expectation of future losses; the Company’s ability to obtain adequate financing for planned exploration activities; uncertainty of production at the Company’s mineral exploration properties; the lack of Proven Mineral Reserves or Probable Mineral Reserves; changes in mineral resource estimates resulting from updated testing and technical reports; the impact of governmental regulations, including environmental regulations; and commodity price fluctuations. This list is not exhaustive of the factors that may affect the Company’s forward-looking statements. Further information regarding these and other factors, are included in this AIF filed as Exhibit 99.1 to this annual report on Form 40-F under the heading “Risk Factors” and in the Company’s filings with securities regulatory authorities.

     The forward-looking statements contained in the exhibits incorporated by reference into this annual report on Form 40-F are made as of the respective dates set forth in such exhibits. These forward-looking statements are based on the beliefs, expectations, and opinions of management on the date the statements are made. The Company undertakes no obligation to update forward-looking statements should circumstances or estimates or opinions change, except in accordance with applicable securities laws.

ANNUAL INFORMATION FORM

     The Company’s AIF for the fiscal year ended December 31, 2011 is filed as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

     The audited consolidated financial statements of the Company for the fiscal years ended December 31, 2011 and 2010, including the report of the independent auditors with respect thereto, are filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

Management’s Discussion and Analysis

     The Company’s management’s discussion and analysis (“MD&A”) for the fiscal year ended December 31, 2011 is filed as Exhibit 99.3 and incorporated by reference in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

     The Company’s management carried out an evaluation, under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) as of the end of the fiscal year covered by this report. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2011, the Company’s disclosure controls and procedures were effective.

Internal Control Over Financial Reporting

     A report of management’s assessment regarding internal control over financial reporting and an attestation report of the Company’s independent registered public accounting firm of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board, is provided with the audited consolidated financial statements for the year ended December 31, 2011 as filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F.

     There were no changes in the Company’s internal control over financial reporting during the fiscal year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

     There were no notices required by Rule 104 of Regulation BTR that the Company sent during the fiscal year ended December 31, 2011 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

CODE OF ETHICS

     The Company has adopted a Code of Business Conduct and Ethics for all directors, officers, and employees. It includes a Code of Ethical Conduct for Financial Managers that applies to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Code of Business Conduct and Ethics is available on the Company’s website at www.quaterra.com. There were no amendments, waivers or implicit waivers to the code during the fiscal year ended December 31, 2011.

AUDIT COMMITTEE

Audit Committee

     The Company’s Board of Directors has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Company’s Audit Committee currently is composed of Robert Gayton, John Kerr and LeRoy Wilkes. The Company’s Board of Directors has determined that each of Messrs. Gayton, Kerr, and Wilkes are independent (as determined under Rule 10A-3 of the Exchange Act and Section 803 of the NYSE Amex LLC Company Guide) and are financially literate. Please refer to the Directors and Officers section in the AIF filed as Exhibit 99.1 for details in connection with each of these members and their qualifications.

Audit Committee Financial Expert

     The Company’s Board of Directors has determined that Dr. Robert Gayton qualifies as an audit committee financial expert (as that term is defined in Form 40-F) and is independent (as that term is defined under Rule 10A-3 of the Exchange Act and Section 803 of the NYSE Amex LLC Company Guide).

PRINCIPAL ACCOUNTING FEES AND SERVICES

     The following table shows the aggregate fees billed to us by the Company’s principal accountant Smythe Ratcliffe LLP, Chartered Accountants, in each of the last two fiscal years.

Years ended December 31,
	2010	2011
Audit Fees	CDN$123,500	CDN$113,500
Audit-Related Fees	CDN$4,000	NIL
Tax Fees	CDN$2,800	CDN$2,800
All Other Fees	NIL	NIL

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

CONTRACTUAL OBLIGATIONS

     The following table lists as of December 31, 2011 information with respect to Quaterra’s known contractual obligations, which consist of option agreements regarding mineral properties and office leases. Further information about the mineral properties described below is found in Note 6 to the Company’s audited annual consolidated financial statements filed as Exhibit 99.2.

Payments due by Period
Contractual Obligations	Total	2012*	2013 – 2014	2015 – 2016	2017 and future years
Letter of Agreement for lease of claims in Arizona strip district (1)	US$100,000	US$100,000	-	-	-
Agreement to acquire right to earn interest in MacArthur copper oxide mine in Lyon County, Nevada (2)	US$1,048,000	US$524,000*	US$524,000	-	-
Agreement to acquire right to earn interest in Southwest Tintic claims in Juab County, Utah (3)	US$850,000	US$50,000*	US$200,000	US$350,000	US$250,000
Agreement to acquire right to earn interest in Herbert Glacier in Mineral County, Alaska (4)	US$150,000+	US$20,000	US$40,000	US$40,000	US$50,000+

Option to acquire prospect permits in Texas Cave Peak property (5)	US$220,000	US$220,000		-	-
Agreement to acquire right to earn interest in Copper Canyon Project in Mineral County, Nevada (6)	US$470,000	US$35,000	US$70,000	US$70,000	US$295,000
Agreement to acquire right to earn interest in Reveille project in Nye County, Nevada (7)	US$960,000	US$20,000	US$90,000	US$150,000	US$700,000
Option to purchase Butte Valley claims in White Pine County, Nevada (8)	US$980,000	US$20,000	US$60,000	US$100,000	US$800,000
Option to purchase Goldfield East claims in Esmeralda County, Nevada (9)	US$980,000	US$20,000	US$60,000	US$100,000	US$800,000
Option to purchase Wassuk claims in Lyon County, Nevada (10)	US$1,470,000	US$130,000	US$230,000	US$310,000	US$800,000
Agreement to acquire right to earn interest in Missouri Flat prospect in Lyon County, Nevada (11)	US$125,000	US$5,000*	US$40,000	US$50,000	US$30,000
Agreement to acquire right to earn interest in Microondas prospect in Mexico (12)	US$270,000+	US$25,000	US$95,000	US$100,000	US$50,000+
Agreement to acquire right to earn interest in Santo Domingo project in Mexico (13)	US$290,000	US$40,000*	US$100,000	US$100,000	US$50,000+

Agreement to pay advanced minimum royalty in Nieves Concessions (14)	US$450,000+	US$75,000	US$150,000	US$150,000	US$75,000+
Office lease (15)	US$7,621	US$7,621	-	-	-
TOTAL	US$8,370,621+	US$1,291,621*	US$1,659,000	US$1,520,000	US$3,900,000+

*

Indicates that some or all payments under contractual obligations due in 2012 have been paid as of the date of this annual report on Form 40-F. Refer to the footnote below which corresponds to the relevant contractual obligation.

+	Indicates that payments due under contractual obligation continue annually beyond 2017. Refer to the footnote below which corresponds to the relevant contractual obligation.

(1)

Pursuant to an August 2006 agreement, as amended August 14, 2009 and August 3, 2011, with Nustar Exploration LLC, Quaterra leased 18 claims in the Arizona strip district. The terms of the Nustar lease are as follows: (i) an upfront payment of US$20,000 (paid); (ii) a first anniversary payment of US$30,000 (paid), a second anniversary payment of US$40,000 (paid); and (iii) a final payment of US$100,000 was renegotiated to August 10, 2012.

(2)

Pursuant to a September 2005 agreement, as amended January 9, 2010 and November 2010, with North Exploration LLC, Quaterra acquired the right to earn an interest in 66 unpatented mining claims covering the former MacArthur copper-oxide mine, in the Yerington district of Lyon County, Nevada. To earn a 100% interest, Quaterra was required under the original agreement to make staged payments totaling US$1,572,000 by January 15, 2012 as follows: (i) US$10,000 upon execution (paid); (ii) US$25,000 on or before January 15, 2006 (paid); (iii) US$75,000 on or before January 15, 2007 (paid); (iv) US$1,675,000 on or before January 15, 2008. However, since Quaterra met its obligation of US$100,000 in stage payments by January 15, 2007 and incurred US$500,000 in exploration expenditures by January 15, 2008, Quaterra elected to acquire the property by making additional payments totaling US$2,645,000 as follows: (i) US$100,000 on or before January 15, 2008 (paid); (ii) US$125,000 on or before January 15, 2009 (paid); (iii) US$300,000 (paid) and 150,000 common shares on or before January 15, 2010 (issued); (iv) US$524,000 by January 15, 2011 (paid); (v) US$524,000 plus interest at the rate of 6% per annum by January 15, 2012 (paid); and (vi) US$524,000 plus interest by January 2013. The 2012 and 2013 payments reflect a US$350,000 credit made pursuant to an amendment dated January 17, 2007 to the original agreement to compensate for payments to Charles Gary Clifton consisting of (i) $175,000 (paid); and (ii) $175,000 to be paid by December 31, 2008 (paid).

(3)

Pursuant to a March 2007 agreement with North Exploration LLC, Quaterra acquired the right to earn an interest in 27 unpatented mining claims that form part of the Southwest Tintic Claims in Juab County, Utah. To earn a 100% interest, Quaterra is required to make staged payments totaling US$1,000,000 by February 16, 2018 as follows: (i) US$20,000 initial payment (paid); (ii) US$20,000 on or before February 15, 2008 (paid); (iii) US$20,000 on or before February 15, 2009 (paid); (iv) US$40,000 on or before February 15, 2010 (paid by Freeport-McMoran Exploration Corporation (“FMEC”)); (v) US$50,000 on or before February 15, 2011 (paid by FMEC); (vi) US$50,000 on or before February 15, 2012 (paid ); (vii) US$100,000 on or before February 15, 2013 (anticipated to be paid by FMEC); (viii) US$100,000 on or before February 15, 2014; (ix) US$100,000 on or before February 15, 2015; (x) US$250,000 on or before February 15, 2016; and (xi) US$250,000 on or before February 15, 2017. Alternatively, Quaterra may acquire the property at any time by paying US$1,000,000 less any previously paid amounts. On May 29, 2009, the Company signed an earn-in agreement with FMEC for this property. Under the terms of the agreement, FMEC has the exclusive right and option to acquire a 70% ownership interest in this property by making a US$275,000 property payment (paid) and by spending US$4,725,000 on option payments and exploration costs over four years.

(4)

Pursuant to a November 2007 agreement with Dale Henkins, Floyd Branson and Jim Wilson, Quaterra acquired the right to earn an interest in 17 mining claims known as the Herbert Glacier in Mineral County, Alaska. To earn a 100% interest, Quaterra is required to make advance royalty payments as follows: (i) US$12,000 initial payment (paid); (ii) US$12,000 on or before November 19, 2008 (paid); (iii) US$12,000 on or before November 19, 2009 (paid); (iv) US$12,000 on or before November 19, 2010 (paid); (v) US$12,000 on or before November 19, 2011(paid); (vi) US$20,000 on or before November 19, 2012; (vii) US$20,000 on or before November 19, 2013; (viii) US$20,000 on or before November 19, 2014; (ix) US$20,000 on or before November 19, 2015; (x) US$20,000 on or before November 19, 2016; (xi) US$20,000 on or before November 19, 2017; and (xii) US$30,000 on or before November 19, 2018 and every consecutive anniversary thereafter. Quaterra also must incur US$25,000 in exploration expenditures by November 19, 2008 and a further US$25,000 (incurred) in exploration expenditures each year thereafter. On June 17, 2010, Quaterra signed an option agreement with Grande Portage Resources for this property. Under the terms of the agreement, Grande Portage earned a 65% interest by spending US$1,250,000 in exploration activities.

(5)

Pursuant to a March 2007 option agreement with Andryck Patterson and Daniel Soto, Quaterra has the right to acquire 2 prospect permits in Cave Peak property in Texas. The option payments are as follows: (i) US$50,000 initial payment (paid); (ii) US$50,000 on or before March 27, 2008 (paid); (iii) US$60,000 on or before March 27, 2009 (paid); (iv) US$70,000 on or before March 27, 2010 (paid); (v) US$150,000 on or before March 27, 2011 (pay by FMEC); and (vi) US$220,000 on or before March 27, 2012 (to be paid by FMEC). On July 24, 2009, the Company acquired a mining lease with the State of Texas for 19 years for a total of US$120,462 payments depending on submittal of exploration and mining plan of operations. If production has not commenced before one year of the date of the lease, the lease will be terminated unless delay payments are made on anniversary dates during the lease term as follows: (i) US$26,190 on July 24, 2010 (paid); (ii) US$26,190 on each anniversary date between 2011(paid) and 2013; (iii) US$39,280 on each anniversary date between 2014 and 2018; (iv) US$78,560 on each anniversary date between 2019 and 2023; and (vi) US$104,750 on each anniversary date between 2024 and 2027. On November 1, 2009, the Company signed an earn-in agreement with FMEC for this property. Under the terms of the agreement, FMEC has the exclusive right and option to acquire a 70% ownership interest in this property by paying future land and lease holding cost and by spending US$5,000,000 on option payments and exploration costs over five years.

(6)

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

(7)

Pursuant to an agreement made on August 3, 2010 with Arden Larson, Quaterra acquired the right to earn an interest in four claims known as Reveille property in Nye County, Nevada. The total consideration is US$1,000,000 over 10 years as follows: (i) US$20,000 upon execution (paid); (ii) US$20,000 on or before July 31, 2011 (paid); (iii) US$20,000 on or before July 31, 2012; (iv) US$40,000 on or before July 31, 2013; (v) US$50,000 on or before July 31, 2014; (vi) US$50,000 on or before July 31, 2015; (vii) US$100,000 annually from July 31, 2016 to July 31, 2018; (viii) US$250,000 each from July 31, 2019 to July 31, 2020.

(8)

Pursuant to an agreement made on January 1, 2011 with North Exploration, Quaterra acquired the right to earn an interest in 41 mining claims known as Butte Valley property in White Pine County, Nevada. The total consideration is US$1,000,000 as follows: (i) US$20,000 upon execution (paid); (ii) US$20,000 on or before January 1, 2012 (paid); (iii) US$20,000 on or before January 1, 2013; (iv) US$40,000 on or before January 1, 2014; (v) US$50,000 each on or before January 1, 2015 and 2016; (vi) US$100,000 each on or before January 1, 2017 to 2019; (vii) US$250,000 each on or before January 1, 2020 and 2021.

(9)

Pursuant to an agreement made on June 15, 2011 with Nevada Alaska Mining Co., Inc., Quaterra acquired the right to earn an interest in certain mining claims in Esmeralda County, Nevada. The total consideration is US$1,000,000 as follows: (i) US$20,000 upon execution (paid); (ii) US$20,000 each on or before June 15, 2012 and 2013; (iii) US$40,000 on or before June 15, 2014; (iv) US$50,000 each on or before June 15, 2015 and 2016; (v) US$100,000 each on or before June 15, 2017 to 2019; (vi) US$250,000 each on or before June 15, 2020 and 2021.

(10)

Pursuant to an agreement made on May 26, 2011 with Majuba Mining Ltd., Quaterra acquired certain unpatented mining claims in Lyon County, Nevada. The total consideration is US$1,600,000 as follows: (i) US$140,000 upon execution (paid); (ii) US$130,000 on or before May 26, 2012; (iii) US$120,000 on or before May 26, 2013; (iv) US$110,000 each on or before May 26, 2014 and 2015; (v) US$200,000 each on or before May 26, 2014 and 2015; (vi) US$200,000 each on or before anniversary date till May 26, 2020. Quaterra is required to incur a total of US$300,000 exploration work ($67,250 incurred as of December 31, 2011) on or before May 26, 2014 and any difference between the actual expenditures and US$300,000 is required to be paid in the event that less than US$300,000 is so incurred.

(11)

Pursuant to an agreement made on August 1, 2011 with a private owner, Quaterra acquired certain mining claims in Lyon County, Nevada. The total consideration is US$500,000 as follows: (i) US$5,500 upon execution (paid); (ii) US$5,000 on or before January 1, 2012 (paid); (iii) US$10,000 each on or before January 1 and July 15 from 2013 to 2015; (iv) US$15,000 each on or before January 1 and July 15 from 2016 to 2017.

(12)

Pursuant to a letter of intent agreement made on April 8, 2011 with La Cuesta International Inc. (“LCI”), Quaterra acquired the right to earn a 100% interest in six mineral concessions in the Microondas prospect in Mexico. To earn the 100% interest, Quaterra is required to make payments as follows: (i) US$5,000 each on or before June 1 and December 1, 2011 (paid); (ii) US$10,000 on or before June 1, 2012 and 20,000 common shares of the Company; however, the Company may elect to make a one-time cash payment equal to the value of 20,000 shares of its common stock based on the share price at the close of trading on May 15, 2012; (iii) US$15,000 on or before December 1, 2012; (iv) US$20,000 on or before June 1, 2013; (v) US$25,000 on or before December 1, 2013; and (vi) US$25,000 each six months thereafter.

(13)

Pursuant to a January 6, 2010 agreement with LCI, Quaterra acquired the right to earn a 100% interest in four mineral concessions known as Santo Domingo property in Mexico. To earn the 100% interest, Quaterra is required to make payments as follows: (i) US$10,000 and 100,000 common shares on initial date (paid and issued); (ii) US$10,000 on or before July 1, 2010 (paid); (iii) US$15,000 each on or before January 6, 2011 and July 31, 2011 respectively (paid); (iv) US$20,000 each on or before January 6, 2012 (paid) and July 31, 2012 respectively; and (v) commencing January 1 , 2013, US$25,000 every six months.

(14)

Pursuant to a March 1999 agreement with Western Silver Corporation, Quaterra acquired a 50% interest in Nieves property in Zacatecas, Mexico. Commencing January 26, 2004, Quaterra is required to pay an annual advance minimum royalty payment of US$75,000 to the concession holders until the commencement of commercial production.

(15)

During 2007, the Company entered into a service agreement, as amended subsequently, with Manex Resource Group for its Vancouver office space, administration and corporate secretarial services at a monthly rate of CDN$15,500 (the equivalent of US$15,241 based upon the Bank of Canada exchange rate on December 31, 2011). Manex Resource Group is a private company controlled by Lawrence Page, a director of the Company. The agreement can be cancelled at any time upon one year’s notice. The current expiry date is June 30, 2012. On February 9, 2012, the Company renewed its service agreement with Manex for its Vancouver office for a monthly fee of $19,250 effective June 30, 2012 and expiring August 31, 2017.

NYSE AMEX CORPORATE GOVERNANCE

     The Company’s common shares are listed on NYSE Amex LLC (“NYSE Amex”). Section 110 of the NYSE Amex Company Guide permits the NYSE Amex to consider the laws, customs and practices of foreign issuers in applying certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. A statement of significant ways the Company’s corporate governance practices may differ from those of domestic companies pursuant to NYSE Amex standards is available on the Company’s website at www.quaterra.com.

MINE SAFETY DISCLOSURE

     Pursuant to Section 1503(a) of the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act (The “Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities. During the fiscal year ended December 31, 2011, the Company had no such specified health and safety violations, orders or citations, related assessments or legal actions, mining-related fatalities, or similar events in relation to the Company’s United States operations requiring disclosure pursuant to Section 1503(a) of the Dodd-Frank Act.

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

QUATERRA RESOURCES INC.

Dated: March 30, 2012	By:	/s/ Scott Hean
Scott B. Hean
Chief Financial Officer

EXHIBIT INDEX

Annual Information
99.1.	Annual Information Form for the fiscal year ended December 31, 2011
99.2.	Audited annual consolidated financial statements and notes thereto for the fiscal years ended December 31, 2011 and 2010 together with the reports of the auditors thereon
99.3.	Management’s Discussion and Analysis for the fiscal year ended December 31, 2011

Certifications
99.4.	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes- Oxley Act of 2002
99.5.	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes- Oxley Act of 2002
99.6.	Certification of the Principal Executive Officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7.	Certification of the Principal Financial Officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents
99.8.	Consent of Independent Registered Public Accounting Firm
99.9.	Consent of Caracle Creek International Consulting Inc.
99.10.	Consent of Tetra Tech, Inc.
99.11.	Consent of Rex Clair Bryan, Tetra Tech, Inc.