Form 20-F
period 2013-12-31
QUATERRA RESOURCES INC
filed 2014-03-31
CIK 1339688

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________

FORM 20-F

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or
[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

or
[   ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or
[   ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

________________________________

Commission file number 0-55139

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
________________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
193,479,416 common shares

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
[   ] Yes      [   ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registration has used to prepare the financial statements included in this filing:

U.S. GAAP [   ]
International Financial Reporting Standards as issued by the International Accounting Standards board [X]
Other [   ]

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

EMERGING GROWTH COMPANY STATUS

The Company is an “emerging growth company” as defined in section 3(a) of the U.S. Securities Exchange Act of 1934 (as amended by the U.S. Jumpstart Our Business Startups Act (the “JOBS Act”), enacted on April 5, 2012), and the Company will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which the Company has total annual gross revenues of US$1,000,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the U.S. Securities Act of 1933, as amended; (c) the date on which the Company has, during the previous three-year period, issued more than US$1,000,000,000 in non-convertible debt; or (d) the date on which the Company is deemed to be a ‘large accelerated filer’, as defined in Rule 12b–2 of the U.S. Securities Exchange Act of 1934, as amended. The Company expects that it will continue to qualify as an emerging growth company for the foreseeable future.

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

- iii -

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

- iv -

adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

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

- v -

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

ITEM 2.             OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.             KEY INFORMATION

A.             Selected Financial Data - Unless otherwise indicated, all monetary references herein are denominated in Canadian Dollars. References to “$” or “Dollars” are to Canadian Dollars and references to “US$” or “U.S. Dollars” are to United States Dollars.

The following table sets forth our selected consolidated financial data for the five years ended December 31, 2013 prepared in accordance with IFRS as issued by IASB for the years ended December 31, 2013, 2012, 2011 and 2010 and Canadian GAAP for the years ended December 31, 2009. This information should be read in conjunction with our consolidated financial statements included in Item 17 of this annual report.

	Fiscal year ended December 31,
IFRS	2013	2012	2011	2010
Sales or operating revenues	Nil	Nil	Nil	Nil
Net (loss) for the year	(28,817,916)	(4,853,976)	(11,264,539)	(2,769,248)
(Loss) per common share - basic and diluted	(0.17)	(0.03)	(0.08)	(0.02)
Total assets	46,237,523	73,312,971	73,610,822	65,460,923
Net assets	43,816,046	71,855,193	71,733,234	64,564,355
Capital stock	116,135,532	115,816,740	111,923,521	95,800,950
Number of common shares outstanding	193,479,416	162,990,836	152,353,283	136,464,161
Derivative liability - warrants	1,191,784	774,673	-	-
Cash dividends per common share	NIl	Nil	Nil	Nil

Fiscal year ended December 31,
Canadian GAAP (1)	2009
Sales or operating revenues	Nil
Net (loss) for the year	(6,988,414)
(Loss) per common share - basic and diluted	(0.08)
Total assets	41,872,497
Net assets	40,993,110
Capital stock	63,168,843
Number of common shares outstanding	111,459,371
Long-term debt	-

       (1)    The adoption of IFRS by the Company did not require restatement of fiscal years prior to 2010.

Exchange Rate Data

For the past five fiscal years ended December 31, 2013, the average rates calculated by using the average of the exchange rates on the last day of each month during the period) and for each of the previous six months, the high and low exchange rates for Canadian dollars expressed in terms of U.S. dollars (i.e., U.S. dollars required to purchase one Canadian dollar). The information was provided by the Bank of Canada:

Financial Year	Average Exchange Rate
2013	0.9699
2012	0.998917
2011	0.988667
2010	1.0295
2009	1.14075

Financial Month	Exchange Rate
	High	Low
February 2014	0.9130	0.8977
January 2014	0.9422	0.8952
December 2013	0.9454	0.9348
November 2013	0.9602	0.9435
October 2013	0.9724	0.9564
September 2013	0.9768	0.9494

On March 24, 2014, the ending exchange rate for the conversion of one U.S. dollar into one Canadian dollar was 1.1195.

B.             Capitalization and Indebtedness

Not applicable.

C.             Reasons for the Offer and Use of Proceeds

Not applicable.

D.             Risk Factors

RISK FACTORS

Investing in common stock of Quaterra Resources Inc. (the “Company” or Quaterra”) involves a high degree of risk. Before deciding to purchase, hold or sell the Company’s common stock, you should carefully consider the risks described below in addition to the cautionary statements and risks described elsewhere and the other information contained in this 20-F and in the Company’s other filings with securities regulatory authorities. The risks and uncertainties described below are not the Company’s only ones. Additional risks and uncertainties not presently known to Quaterra or that Quaterra currently deems immaterial may also impair the Company’s business operations. If any of these known or unknown risks or uncertainties actually occurs with material adverse effects on Quaterra, the Company’s business, financial condition, results of operations and/or liquidity could be seriously harmed, which could cause the Company’s actual results to vary materially from recent results or from the Company’s anticipated future results. In addition, the trading price of the Company’s common stock could decline due to any of these known or unknown risks or uncertainties, and you could lose all or part of your investment.

The Company may not have sufficient funds to complete further exploration programs.

The Company does not generate operating revenue and must finance exploration activity by other means, such as raising funds through the sale of equity, debt, or property interests. The Company cannot provide any assurance that additional funding will be available for further exploration of the Company’s projects or to fulfill anticipated obligations under existing property agreements. As of December 31, 2013, the Company had working capital deficiency of $193,943 which includes a US$600,000 loan owed to Mr. Thomas Patton, Chairman of the board, and, as of March 24, 2014, the Company has cash on hand of approximately $700,000.

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

Historically, the Company has financed operations through private placements. In order to finance future operations and development efforts, the Company may raise funds through the issuance of common shares or the securities convertible into common shares through private placements or public offerings. The common shares in these financings often are sold at a discount to market prices, and the exercise price of the warrants sometimes is at or may be lower than market prices. The Company cannot predict the size of future issues of common shares or the issue of securities convertible into common shares or the effect, if any, that issues and sales of the Company’s common shares will have on the market price of its common shares. Any transaction involving the issue of common shares, or securities or convertible into common shares, could result in dilution, possibly substantial, to present and prospective holders of common shares, either at the time of the financing or subsequently when restrictions if any expire and the common shares are resold into the public markets. Similarly, the Company cannot predict the value of any asset sale nor its effect on the market price of its common shares.

The Company has a history of losses and expects to incur losses for the foreseeable future.

The Company has incurred losses during each of the prior five years in the amounts of $55,194,093. As of December 31, 2013, the Company had an accumulated deficit of $91,799,520. Quaterra expects to continue to incur losses unless and until such time as one or more of the properties enter into commercial production and generate sufficient revenues to fund the Company’s continuing operations.

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

Quaterra is organized under the laws of and headquartered in British Columbia, Canada, and the majority of the Company’s directors and officers are not citizens or residents of the U.S. In addition, a substantial part of the Company’s assets are located outside the U.S. and Canada. As a result, it may be difficult or impossible for you to (a) enforce in courts outside the U.S. judgments against the Company and a majority of Quaterra’s directors and officers, obtained in U.S. courts based upon the civil liability provisions of U.S. federal securities laws or (b) bring in courts outside the U.S. an original action against the Company and its directors and officers to enforce liabilities based upon such U.S. securities laws.

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

The Company’s registered office is located at 1710 – 1177 West Hastings Street, Vancouver, B.C. V6E 2L3. Telephone (604) 641-2764. The Company’s head office is located at 1100 – 1199 West Hastings Street, Vancouver, British Columbia, Canada V6E 3T5. Telephone: (604) 684-9384, Facsimile: (604) 641-2740. The Company’s website is www.quaterra.com. We are not including the information contained on our website as part of, or incorporating it by reference into, this Annual Report on Form 20-F.

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

On February 7, 2011 Quaterra completed a private placement of 3,293,407 units for gross proceeds of US$6.0M (C$5,994,000) received from Goldcorp pursuant to the IFA. Each unit consisted of one common share and one-half of one share purchase warrant with an exercise price of $2.27 per full warrant expiring February 7, 2013.

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

On December 28, 2012, Quaterra completed a private placement of 6,541,571 units at the price of US$0.35 per unit for gross proceeds of US$2,289,550. Each unit consisted of one common share and one share purchase warrant with an exercise price of US$0.53 per warrant expiring December 28, 2014.

On March 20, 2013, the Company entered into an exclusive exploration agreement with Desert Pearl Farms, LLC for an option to purchase the surface rights, mineral rights and surface water rights to the Hunewill Ranch property in Lyon County, Nevada. To earn the exclusive right to conduct mineral exploration on the property, the Company is required to make annual payment of US$1,480,000 over a period of 8 years. The Company has the option to purchase the property at any time during the 8-yr period (Option Period).

On March 28, June 5 and July 4, 2013, the Company borrowed a total of US$800,000 unsecured loans at an interest rate of 10% per annum from its Chairman of the board, Mr. Thomas Patton. As of December 31, 2013, US$200,000 was repaid and the balance of US$600,000 was amended on March 18, 2014 to a demand basis with a 40-day notice period.

On June 10, 2013, Quaterra and Goldcorp entered into an amendment agreement with respect to the Investment Framework Agreement (IFA) dated January 29, 2010. This amendment agreement extended the expiration for designation of Advanced Properties to January 2016 from January 2014 and also modified certain earn-in requirements after a property has been selected as an Advanced Property: 1) Lowered spending requirement to earn a 2% NSR royalty to $1 million over first three years (from $2 million over two years); 2) Lowered the minimum annual expenditure requirement after three years to $250,000 thousand from $1 million; 3) allowed Goldcorp to pool expenditures from other projects to one project to meet the earn-in requirement described above.

On July 29, 2013, the Company received an acquisition bonus of US$1,000,000 ($1,038,000) from Freeport-McMoRan related to the sale of the Butte Valley property in October 2012.

Effective July 31, 2013, the Company implemented changes to management and composition of the Board of Directors

On September 13, 2013, Quaterra completed a private placement of 29,810,000 units at the price of US$0.10 per unit for gross proceeds of US$2,981,000. Each unit consisted of one common share and one share purchase warrant with an exercise price of US$0.15 per warrant expiring September 13, 2016.

On September 19, 2013, Quaterra sold three properties (Sabino, Marijo, and El Calvo) in central Mexico to Goldcorp. for a total cash consideration of US$375,000. Quaterra retained a 2% net smelter returns royalty (“NSR”) on each of the three properties capped at USD$2,000,000 per property.

On November 12, 2013, the Company entered into an exclusive exploration and option agreement with Yerington Mining LLC for a property known as Yerington Mining property located in Lyon County, Nevada. To earn the rights to conduct mineral exploration on the property, the Company is required to make an annual payment of US$200,000 (2013 payment made) in the first two years and then US$100,000 on each anniversary date until November 12, 2021. These payments also provide the Company the exclusive right to purchase the property during this 8 year period (the option period).

On November 19, 2013, the Company entered into an amendment agreement with La Cuesta International, Inc. with respect to the Santo Domingo property, pursuant to which the Company issued 347,150 common shares in satisfaction of two property payments.

On November 19, 2013, the Company entered into an amendment agreement with La Cuesta International, Inc. with respect to the Microondas property, pursuant to which the Company issued 321,430 common shares in satisfaction of two property payments.

For more information about our business, please refer to Item 4.D “Property, Plants and Equipment” below.

C.             Organizational Structure

Inter-corporate Relationships

     The flow chart below presents the Company’s legal corporate structure and the jurisdictions of the incorporation.

Note 1:

Quaterra Alaska, Inc. is 100% owned by Quaterra Resources Inc. and holds MacArthur, Bear deposit, Arizona, Wyoming and Utah Uranium properties, SW Tintic, Herbert Gold, Reveille, Goldfield, Porker Brown, Cave Peak, and Wassuk Copper. Singatse Peak Services LLC holds Yerington property.

Note 2:	Quaterra International Limited is 100% owned by Quaterra Resources Inc. and QTA International Nieves Limited is 100% owned by Quaterra International Limited.

Note 3:	Minera Agua Tierra S.A. de C.V. is 100% owned by QTA International Nieves Limited and holds the following claims: Tecolote, Santo Domingo and Microondas.

Note 4:

Minera Stockwork de Plata, S.A. de C.V. is 100% owned by QTA International Nieves Limited and holds the following claims: Reduccion Crestones, Las Americas, Americas, Mirasol, Cerro Blanco, Jaboncillo, Carolina, Falcon, Los Azafranes, Sara, Onix, Marijo, Coyote 4, Tajo, Crestones and Inde.

Note 5:	Quaterra Blackberry Nieves (BVI) JV Corp. is 100% owned by Quaterra Resources Inc. with 50% held for the benefit of Blackberry Ventures I, LLC.

Note 6:	Minera Cerro Gregorio, SA de CV is 100% owned by Quaterra Blackberry Nieves (BVI) JV Corp. and holds 100% of the Nieves property.

D.             Property, Plants and Equipment

GENERAL DEVELOPMENT OF THE BUSINESS

MacArthur, Nevada, USA

Acquisition and Staking of Mineral Claims

The MacArthur property consists of 897 unpatented lode claims totaling approximately 18,533 acres on lands administered by the US Bureau of Land Management (“BLM”). The total reflects the addition of 345 claims transferred from Quaterra’s wholly owned subsidiary, Singatse Peak Services LLC (SPS) to Quaterra’s MacArthur project in July 2012. A significant number of the claims are held by means of a mineral lease with option to purchase, executed on August 27, 2005 and subsequently amended. The agreement gives Quaterra the right to purchase the claims from North Exploration LLC (“North”) by making 3 annual payments of $524,000 (option balance) plus interest at the rate of 6% per annum by January 15, 2013. The second of these three annual payments was paid January 11, 2012. The third payment was renegotiated on December 14, 2012 to defray the final option balance by making a $100,000 payment plus $31,440 in interest prior to January 15, 2013 to extend the lease and option to January 15, 2014. The final payment was subsequently spilt and delayed to July 1, 2014 for US$212,000 with the payment of $36,940 interest to be paid on March 31, 2014 and the reaming US$212,000 plus interest by January 15, 2015. Quaterra’s purchase is subject to a two percent Net Smelter Return (NSR) royalty with a royalty buy down option of $1,000,000 to purchase one percent of the NSR, leaving a perpetual one percent NSR. The agreement with North is in good standing.

Expenditures to Date

Acquisition costs incurred by the Company to December 31, 2013 were $3,363,308 (2012 - $3,077,838) and exploration expenditures were $19,501,476 (2012 - $18,783,675) for a total of $22,864,784 (2012 - $21,861,513).

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

Porphyry copper style sulfide mineralization below the low-angle MacArthur fault zone at the North Porphyry Target has been defined over a distance of 2,500 feet between holes QM-68 and QM-164. Veinlet and disseminated primary chalcopyrite mineralization intercepted at a depth of 485 feet in QM-68 assayed 1.19% copper over a thickness of 110 feet. The same zone in QM-70 averaged 0.82% copper over a thickness of 60 feet at a depth of 420 feet and correlates to a thickness of 15 feet averaging 1.20% at a depth of 770 feet in hole QM-72. QM-100 intersected the sulfide mineralization with 0.58% copper over 65 feet. Approximately 1,000 feet to the north, hole QM-164 intercepted 64 feet of disseminated chalcopyrite mineralization in sodic altered granodiorite averaging 1.31% copper at a depth of 1,673 feet. The intercept includes a high grade zone of 29 feet averaging 2.21% . Mineralized zones within potassic halos in holes QM-165 to the west and in QM-163 to the east are consistent with those that could fringe a porphyry copper center.

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

Quaterra initiated a second phase of reverse circulation and deep core drilling in early December 2009. Completed in August 2010, the program tested the northern extension to higher grade acid soluble copper mineralization on 500 foot centers northwest of the pit in-filled on 500 ft centers an undrilled area west of the pit. In the southern Gallagher area, the program confirmed a band of continuous near surface oxide mineralization ranging in thickness from 15 to 60 feet over a distance of 1,900 feet between holes QM-155 and 156.

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

Mineral Resources

Tetra Tech completed an updated National Instrument (“NI”) 43-101 compliant independent resource estimate for the MacArthur PEA. At a 0.12% cutoff, the tonnage of the measured oxide and chalcocite resource was 71,829 million tons at 0.218% copper containing 313 million lbs. of copper, the indicated oxide and chalcocite resource was 87,264 million tons at 0.208% copper containing 362 million lbs. of copper, and the inferred oxide and chalcocite resource was 243.4 million tons at 0.201% copper containing 979.5 million lbs. of copper.

MacArthur’s indicated sulfide resource at a 0.15% cutoff is 1.1 million tons averaging 0.292% copper containing 6.4 million pounds of copper and the inferred sulfide resource was 134.9 million tons averaging 0.283% copper containing 764 million lbs. of copper.

MACARTHUR COPPER PROJECT 1,2,3,4

Oxide and Chalcocite Material				Primary Material
Cutoff	Tons	Average	Contained	Cutoff	Tons	Average	Contained
Grade		Grade	Copper	Grade		Grade	Copper
(%TCu)	(x1000)	(%TCu)	(lbs x 1000)	(%TCu)	(x1000)	(%TCu)	(lbs x 1000)
Measured Copper Resources				Measured Copper Resources
0.25	15,929	0.350	111,599	0.25
0.20	33,472	0.283	189,518	0.20
0.15	58,388	0.237	276,993	0.18
0.12	71,829	0.218	313,174	0.15	N/A	N/A	N/A
Indicated Copper Resources				Indicated Copper Resources
0.25	13,930	0.379	105,478	0.25	507	0.416	4,216
0.20	31,949	0.290	185,049	0.20	670	0.369	4,938
0.15	67,271	0.229	308,639	0.18	796	0.340	5,414
0.12	87,264	0.208	362,320	0.15	1,098	0.292	6,408

Inferred Copper Resources				Inferred Copper Resources
0.25	43,695	0.366	311,108	0.25	53,060	0.423	449,312
0.20	82,610	0.293	483,929	0.20	89,350	0.341	609,188
0.15	166,930	0.232	774,889	0.18	101,375	0.323	654,680
0.12	243,417	0.201	979,510	0.15	134,900	0.283	764,074

1Independent qualified person, Dr. Rex Bryan, prepared and supervised the preparation of these mineral resources.
2All estimated resources are shown using a 0.12% and 0.15% copper cutoff for oxide and sulfide respectively
3Minor rounding errors may occur
4Amended NI 43-101 Technical Report Preliminary Economic Assessment - Issue date: 17 January 2014 Effective Date: 23 May 2012

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

The Qualified Person for the metallurgical portion of the MacArthur Copper Project PEA is Dr. Richard Jolk of Tetra Tech.

Preliminary Economic Assessment

M3 Engineering & Technology Corp. (“M3”) of Tucson, Arizona completed a preliminary economic assessment (“PEA”) for the MacArthur project on May 23, 2012. The PEA was amended and restated on January 27, 2014. The study concluded that the project has potential for development as a large-scale copper oxide heap leach operation that would provide long-term cash flows for a relatively modest capital outlay. The PEA set out the following key project parameters:

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

Yerington Copper Project – Nevada, USA

Acquisition and Staking of Claims

The Yerington Copper project property totals approximately 11 square miles. The project mineral rights consist of 2,768 acres of fee mineral properties and patented mining claims as well as 201 unpatented lode and placer claims totaling 4,153 acres on lands administered by the US Department of Interior, Bureau of Land Management (BLM). The total reflects the transfer of 345 claims from Quaterra’s wholly owned subsidiary, Singatse Peak Services LLC (SPS) to Quaterra Alaska’s MacArthur project in July 2012.

On May 1, 2007, SPS received the bankruptcy court approval for the acquisition of certain assets of Arimetco, Inc. (Arimetco) in the Yerington Mining District, subject to completion of due diligence. The purchase price comprised US$500,000 cash, 250,000 of the Company’s common shares and a 2% net smelter return royalty capped at US$7.5 million dollars on production from any claims owned by the Company in the Yerington and MacArthur mine areas.

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

Singatse Peak Services (SPS) purchased the Anaconda Mine and MacArthur Mine properties along with the appurtenant ground water rights in 2011. SPS owns a total of 8,621 acre-feet/yr of primary ground water rights which have senior priority standing. The purchased water rights are primary ground water rights specifically permitted for mining and milling. These water rights have significant value. Recent sales of primary ground water in Mason Valley Nevada have sold for over $3,000 per ac-ft.

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

Expenditures to Date

Acquisition costs incurred by the Company to December 31, 2013 were $3,368,518 (2012 - $3,193,862) and exploration expenditures were $7,047,920 (2012 - $6,521,961) for a total of $10,416,438 (2012 - $9,715,823).

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

In 1976, all assets of The Anaconda Company, including the Yerington Mine, were purchased by the Atlantic Richfield Company (ARCO) who in 1979 shut down dewatering pumps in the pit and closed the Yerington Mine due to low copper prices. In 1982, ARCO sold the entire Yerington Mine complex and Weed Heights town site to Mr. Don Tibbals of Yerington, Nevada, who scrapped the plant and equipment. At closure, before dewatering pumps were shut off, the Yerington mine plan hosted a pre-stripped, non NI 43-101 compliant historic “reserve” of 98 million tons averaging 0.36% Cu containing approximately 696 million pounds of copper (K. L. Howard, Jr., Anaconda Internal Memo, 1979) within the ultimate pit design. The (Howard, 1979) estimate was prepared from a geologic section calculation using a 0.2 %TCu cut-off grade. Although the 1979 estimate contained no classification for measured, indicated, or inferred resources as defined by NI 43-101, the total estimate compares favorably to Tetra Tech NI43-101 compliant independent resource estimate completed in February 2012. An additional 22.8 million tons of material containing 136.8 million pounds copper was identified adjacent to the pit in this historic estimate. The (Howard, 1975) memo addressing this material is considered reliable because it cites mine reconciliation calculations and geologic projections from drill holes using a 0.2% Cu grade cut-off in an internal Anaconda memo by T. Leigh to W.C. Norem (1979).

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

The agreement provides for immediate environmental improvements to the site and allows SPS to continue exploration at the site while working cooperatively with the EPA, Nevada Department of Environmental Protection and the community. The Agreement's 'Covenant Not to Sue' strengthens SPS's 'Bona Fide Prospective Purchaser Defense' against liability resulting from the contamination at the site prior to SPS's purchase.

The first phase of the fluid management project was completed in Q4 of 2012. The Company co-funded the repairs to the on-site fluid management system (FMS) by the EPA as well as the relining of one of the system ponds. During Phase 2 of the project, the Company completed a study of the FMS to determine what additional repairs or other modifications are necessary to ensure that the system is capable of handling the fluids from the former mine operations for a period of five years. The Study was completed by the Company’s contractor in June 2013. EPA decided not to implement the 5-year capacity alternative recommended in the Study. Rather, EPA decided to build now ponds to address the FMS capacity issues. The Company decided not to fund construction of the additional ponds. Rather, the Company agreed to provide property at the site to construct the new ponds.

During 2014, SPS will prepare a Final Report and anticipates that EPA will issue a Notice of Completion for the work performed under the Agreement. Following the Notice of Completion, SPS believes it does not have further obligations under the Agreement, except for those as a landowner and as a BFPP. The cost to be incurred during 2014 to complete SPS’s obligations under the Agreement is estimated at US$50,000.

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

The agreement provides for immediate environmental improvements to the site and allows SPS to continue exploration at the site while working cooperatively with the EPA, Nevada Department of Environmental Protection and the community. The Agreement's 'Covenant Not to Sue' strengthens SPS's 'Bona Fide Prospective Purchaser Defense' against liability resulting from the contamination at the site prior to SPS's purchase.

The first phase of the fluid management project was completed in Q4 of 2012. The Company co-funded the repairs to the on-site fluid management system (FMS) by the EPA as well as the relining of one of the system ponds. During Phase 2 of the project, the Company completed a study of the FMS to determine what additional repairs or other modifications are necessary to ensure that the system is capable of handling the fluids from the former mine operations for a period of five years. The Study was completed by the Company’s contractor in June 2013. EPA decided not to implement the 5-year capacity alternative recommended in the Study. Rather, EPA decided to build now ponds to address the FMS capacity issues. The Company decided not to fund construction of the additional ponds. Rather, the Company agreed to provide property at the site to construct the new ponds.

During 2014, SPS will prepare a Final Report and anticipates that EPA will issue a Notice of Completion for the work performed under the Agreement. Following the Notice of Completion, SPS believes it does not have further obligations under the Agreement, except for those as a landowner and as a BFPP. The cost to be incurred during 2014 to complete SPS’s obligations under the Agreement is estimated at US$50,000.

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

Mineral Resources

Tetra Tech, Inc. of Golden, Colorado completed a NI 43-101 compliant independent resource estimate and technical report update for the mineralization in and around the historic Yerington Mine in November of 2013 which supersedes its previous report completed in February 2012. The updated resource is based upon an additional 232 historic Anaconda holes unavailable when the previous report was completed. The current resource now includes over 800 boreholes.

These additional holes are well distributed throughout the deposit and provided infill and extensional information to the previously used data, allowing upgrades in classification, improved grade estimate and a new resource definition.

The increases to the February 2012 resource are as follows. Using a 0.12% TCu copper cutoff, measured and indicated oxide and chalcocite resources increased 28% in tons, 9% in grade, and 37% in pounds of contained copper while the inferred resource increased 5% in tons, 14% in grade, and 21% in contained copper. Using a 0.15% TCu copper cutoff, the primary measured and indicated resources increased 12% in tons, 12% in grade, and 25% in contained copper while the inferred resource increased 4% in tons, 11% in grade, and 13% in contained copper.

Using a cutoff grade of 0.12%, the Yerington Mine’s measured and indicated acid-soluble oxide/chalcocite mineralization includes a measured and indicated resource of 23.5 million tons averaging 0.25% TCu (118 million pounds of copper) and an inferred resource of 25.9 million tons of 0.23% TCu (118 million pounds of copper). Using a cutoff of 0.15% TCu, the measured and indicated primary copper resource contains 105 million tons averaging 0.30% TCu (633 million pounds of copper) and an inferred primary copper resource of 128 million tons of 0.23% TCu (600 million pounds of copper).

The updated tons, grades, and pounds are presented in the table below as well as the percent increase from the February 2012 resource estimate.

YERINGTON COPPER PROJECT RESOURCES USING SELECTIVE CUTOFF FOR OXIDE AND SULFIDE 1,2,3

					% CHANGE FROM 2012
MEASURED	Cutoff	2013 ESTIMATE			ESTIMATE[4]
	%Cu	Tonsx1000	Grade	Lbsx1000	Tonsx1000	Grade	Lbsx1000
Oxide and Chalcocite Material	0.12	6,500	0.25	33,000	8%	10%	17%
Sulfide (Primary Material)	0.15	31,000	0.33	205,000	-3%	10%	8%
Combined	0.12,0.15	37,500	0.32	238,000	-1%	10%	9%
					% CHANGE FROM 2012
INDICATED	Cutoff	2013 ESTIMATE			ESTIMATE[4]
	%Cu	Tonsx1000	Grade	Lbsx1000	Tonsx1000	Grade	Lbsx1000
Oxide and Chalcocite Material	0.12	17,000	0.25	85,000	37%	9%	47%
Sulfide (Primary Material)	0.15	74,000	0.30	428,000	19%	15%	35%
Combined	0.12,0.15	90,000	0.29	513,000	22%	12%	37%
					% CHANGE FROM 2012
MEASURED + INDICATED	Cutoff	2013 ESTIMATE			ESTIMATE[4]
	%Cu	Tonsx1000	Grade	Lbsx1000	Tonsx1000	Grade	Lbsx1000
Oxide and Chalcocite Material	0.12	23,500	0.25	118,000	28%	9%	37%
Sulfide (Primary Material)	0.15	105,000	0.30	633,000	12%	12%	25%
Combined	0.12,0.15	128,000	0.29	751,000	14%	11%	26%

					% CHANGE FROM 2012
INFERRED	Cutoff	2013 ESTIMATE			ESTIMATE[4]
	%Cu	Tonsx1000	Grade	Lbsx1000	Tonsx1000	Grade	Lbsx1000
Oxide and Chalcocite Material	0.12	25,900	0.23	118,000	5%	14%	21%
Sulfide (Primary Material)	0.15	128,000	0.23	600,000	4%	11%	13%
Combined	0.12,0.15	154,000	0.23	718,000	4%	10%	14%

1Independent qualified person, Dr. Rex Bryan, prepared and supervised the preparation of these mineral resources.
2All estimated resources are shown using a 0.12% and 0.15% copper cutoff for oxide and sulfide respectively.
3Minor rounding errors may occur
4 NI 43-101 Technical Report, Feb. 17, 2012

Based on benchmarking of the Yerington Deposit to similar deposits, Tetra Tech has determined that reasonable base case cutoff grades for the leachable (oxide/chalcocite) SX/EW recoverable copper and for flotation recoverable primary sulfide resources are 0.12% TCu and 0.15% TCu, respectively.

The results of the 2013 NI 43-101-compliant resource estimate compare favorably to the estimates of copper remaining in and around the Yerington pit after the mine shut down (K.L. Howard, Jr., Anaconda Internal Memo, 1979). The 1979 estimate contained no classification for measured, indicated, or inferred, so direct comparison can only be made when considering all classes of the current estimate, but was reported at 121 million tons with an average grade of 0.34% TCu.

The 1979 estimate cited approximately 84% of the total contained copper (696 million pounds of copper in 97.8 million tons with an average grade of 0.356% Cu) as being within the original Anaconda pit design, suggesting that a significant portion of the Yerington resource may be mined without a pushback or major changes to the upper walls of the Anaconda pit.

The current Tetra Tech resource estimate is based upon SPS's 2011 drilling as well as 792 historic drill holes taken from approximately 10,000 scanned pages of assay and/or geologic data which were reviewed and digitally recorded by SPS personnel and from 57 Anaconda cross sections in use at the time of mine closure. The digital data entry was validated by Tetra Tech against historic sections and was considered to be compliant, based upon results of 18 twin holes and 5,446 feet of core from Anaconda holes which were assayed by SPS. The twinned drill intercepts statistically confirmed that the new compliant data support use of the historical data, as did the new core assays which were well within the expected norms for corroborating the old with new data.

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

Future Work Plans

Quaterra believes the Yerington Copper Project has potential for significant additional copper resources. Historic and current drilling data indicate that horizontal and vertical limits to the mineralization at the Yerington Mine have not yet been found. Additional exploration and in-fill drilling is planned to both expand and upgrade the current NI 43-101 compliant copper resources of the project.

Future drilling will target the pit area below the 3,000 feet level where only four deep historic holes (D158, D152, D174, and V2-28-33) have actually explored the deep vertical projection of mineralization. Three of five holes drilled along a N-S oriented section through the pit during the period of 1969 -1970 defined a series of nested, concave upward, grade shells that are elongated down the N 70º dip of the dikes with the 0.2% Cu zone extending to approximately the 2,600 level; an overall dip distance of 2,200 feet. Although the program encountered an increasing ratio of pyrite to chalcopyrite, there was no indication of a “barren core”, and the porphyry dikes showed a “remarkable continuity” down dip. The drilling data also established a 250 to 500 foot thick zone of fracture hosted and disseminated molybdenum mineralization that wraps around the sulfide zone near the chalcopyrite/ chalcopyrite-pyrite transition. IP geophysics in the pit area is also being considered to target deep holes to explore this keel of the Yerington porphyry system.

A review of historic information and additional metallurgical testing is planned for both the residuals and core from sulfide mineralized zones below the pit and oxide copper mineralization in the vicinity of the mine. The test results will be used in an economic assessment of the property and an assessment of the merits of a possible integration of the MacArthur and Yerington operations.

Bear Deposit – Yerington, Nevada, USA

Acquisition and Staking of Mineral Claims

The Bear Deposit covers an area of at least 2 square miles. A portion of the Bear Deposit that lies below the northeast corner of the Yerington Mine property was acquired in the SPS purchase of Arimetco’s Yerington assets from bankruptcy court. In December of 2013, Quaterra announced four option agreements covering 1,305 acres of private land north and east of the Yerington Mine Site that further covers the Bear copper deposit. Under the terms of the agreement Quaterra has an exclusive right to explore these parcels and has an option to purchase the properties and the appurtenant surface water rights and supplemental storage water rights. Private properties related to the option agreements are located in Township 13 North, Range 25 East in Sections 2, 3, 10, and 11 and Township 14 North, Range 25 East in Sections 29, 32, 33, and 34.

Expenditures to date

Acquisition costs incurred to December 31, 2013 were $340,646 and exploration expenditures were $12,366 for a total of $353,012. There were no acquisition or exploration expenditures at the Bear Deposit prior to 2013.

Location, Access, and Infrastructure

The Bear Copper Deposit is located near the geographic center of Lyon County, Nevada, US, along the eastern flank of the Singatse Range and extending eastward towards the Walker River. It lies just northeast of the historical Yerington open pit mine and north of the town of Yerington. The property is easily accessed by a network of paved and dirt roads. Topographic coverage is on the US Geological Survey “Mason Butte” 7.5’ topographic quadrangle.

History

The Bear Deposit was discovered in 1961 by Anaconda condemnation drilling in the sulfide tailings disposal area and was further delineated by Phelps Dodge in the 1960’s and 1970’s. Currently the deposit is open in several directions and has never been consolidated under a singer owner. A portion of Quaterra’s holdings was not previously accessible by Anaconda or Phelps Dodge and is adjacent to the highest grade mineralization discovered during exploration of the area.

Quaterra has collected data from the Anaconda Collection – American Heritage Center, University of Wyoming at Laramie -from 49 drill holes totaling 126,400 feet that define a porphyry copper system covering an area of at least 2 square miles. Approximately 25% of this area, controlled by Anaconda in the 1960s, has an estimated 500MT of mineralized material with an average copper grade of 0.40% (Dilles and Proffett, 1995). This estimate is not NI 43-101 compliant. The reference for this estimate does not include information regarding cut-off grade or methods used for the calculation and does not delineate categories for a resource. The estimate is considered reliable as it was calculated by the principal geologist with Anaconda (one of the world’s premiere copper companies of the time) who was responsible for the Bear drilling program in 1967.

Geology and Mineralization

The Bear Deposit is a large porphyry copper system that occurs below 500 to 1,000 feet of valley fill and Tertiary age volcanics. The mineralization of the deposit occurs predominantly in Jurassic age Quartz Monzonite, Border Phase Quartz Monzonite, and Quartz Monzonite porphyry dikes. There does not seem to be any preference between to the Jurassic rock type and the sulfide occurrence. Copper mineralization occurs most commonly as chalcopyrite with minor bornite within platings and veinlets with fresh feldspar and shreddy biotite. No copper oxide mineralization is present and only minor occurrences of chalcocite have been noted. Molybdenite is a common sulfide within the deposit, occurring most commonly with the best sulfide mineralization. However, molybdenite has been analyzed on only about 20% of the core samples and more studies are necessary to better determine the molybdenite occurrence.

The deposit is displaced by the gently east-dipping normal fault known as the Bear fault. The fault is defined by strongly sheared dark clay gouge with andesite and sulfide fragments. On the western part of the deposit the mineralization occurs within the upper hanging wall of the fault while to the east the mineralization occurs deeper within the lower footwall.

Future Plans

The large size of the Bear deposit and potential for higher grades than district averages (drill holes have been defined with 150 feet grading 0.8% copper or more) make the project a high priority target for future drilling. Together with molybdenum mineralization representing a potentially significant by-product credit, the partially defined porphyry copper system clearly merits an exploration drilling program to expand and upgrade the historic data for definition of a NI 43-101 compliant resource.

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

Kennecott Exploration Company (“Kennecott”) acquired the Nieves property on January 16th, 1995, through an option agreement with Mexican concessionaires by making specified option payments over five years, and advance minimum royalty payments. On March 13th, 1998, Kennecott transferred its rights under the Nieves option to Western Copper Holdings Ltd. (“Western”) in consideration for an uncapped 2% NSR on certain core concessions and a 1% NSR on others. Western assigned its rights to the Nieves Project to Quaterra on March 26, 1999. The Nieves concessions are subject to a maximum 3% NSR to the original concession holders, which the Company may purchase at any time for US$2 million. Kennecott’s royalties on the property were later sold to Royal Gold Inc. on January 24, 2007.

On April 10th, 2003, Quaterra completed a limited partnership financing with Blackberry Ventures 1, LLC (Blackberry), whereby Blackberry could earn a 50% interest in the Property by funding two exploration programs of US$750,000 each.

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

There is little to no surface water for exploration or mining activities but an abundance of ground water exists and the ownership of mineral rights generally allows access to ground water as needed. There are no significant factors or risks that may affect access, title, or the right or ability to perform work on the property. Exploration drilling has been conducted under a permit issued by the Secretaria de Medio Ambiente y Recursos Naturales (SEMARNAT). The permit expired on October 15, 2012, but may be renewed by application.

Since inception to December 31, 2013, the Company had incurred $1,754,434 (2012 - $1,623,310) for acquisition costs and $4,811,803 (2012 - $4,692,483) for exploration expenditures giving a total of $6,566,237 (2012 - $6,315,793) for its interest in Nieves. The Company’s joint venture partner, Blackberry JV had spent, including the company’s administration fee, US$7,024,128 for its 50% interest in Nieves.

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

After acquiring the Nieves option from Kennecott in 1998, Western Copper (Western) drilled 5 RC holes testing the California vein system. The holes were drilled in the area around hole NV08. Western also twinned hole NV08 and reproduced similar assay values for the intercepts reported by Kennecott including 890 g/t silver over 1.0m in drill hole WCNV01. Holes drilled to intercept mineralization below drill hole NV08 returned assay values of 841 g/t silver over 0.45m, 109 g/t silver over 0.8m, and 1,081 g/t silver over 0.35m in drill hole WCNV04.

Systematic drilling began after Quaterra bought the property from Western in 1999. Since Kennecott imitated exploration drilling in 1995, a total of 61,608 meters have been drilled in 205 holes, all but thirteen of which were completed during the Quaterra/Blackberry earn-in and JV.

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

The Mesozoic section on the Nieves property is represented by a thick sequence of fine laminar grey to dark green argillite beds up to 1m thick belonging to the late Cretaceous Caracol Formation which is host to silver mineralization on the property. The argillite beds are more abundant to the south in the Santa Rita area and to the west in the Concordia area. The Mesozoic section is isoclinally folded with an axial plane cleavage. Fold axes strike east-northeast to east and beds strike east-west and dip steeply south to near vertical.

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

The oldest structures on the Nieves Property are the folds which affect the Mesozoic argillite beds. These structures are likely related to compression during the Laramide Orogeny in the Cretaceous. Thrust faults are also common features of structures attributed to the Laramide Orogeny and several have been suspected to occur on the Nieves Property. Post-Laramide structures affected both the Mesozoic Caracol Formation sedimentary rocks and the Tertiary volcanic and sedimentary rocks. These structures include: (1) faults that strike 330° to 000° and dip moderately northeast to east with east plunging slicken-sides, (2) faults that strike 170° to 180° and dip steeply to the west, and (3) major vein structures that strike 240° to 270° and dip 60° to 90° to the south.

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

The carbonate-quartz-sulphide veins contain the best grades of silver, gold, lead and zinc. They consist of calcite that is partially to totally replaced by grey to white, chalcedonic, fine-grained quartz veins and veinlets. Individual veins are from centimetres to 1.5 m wide with up to 50% sulphide minerals. Sulphides include pyrite, stibnite, sphalerite, galena, chalcopyrite and the silver sulphosalt freibergite, as well as minor proustite, pyrargyrite, and jamesonite.

The central and most important of the three vein systems is the Concordia-San Gregorio-Dolores system which includes both the La Quinta and Gregorio North zones. Mineralization along the Concordia-San Gregorio-Dolores vein has a known total strike length of 1300 meters and a true width up to 100 meters. The mineralized zone in the Gregorio North area is approximately 1200 meters long and up to 200 meters wide. The La Quinta and Gregorio North zones are the subject of the August 9, 2012 Caracle Creek 43-101 compliant resource estimate but only the La Quinta zone is included in a proposed open pit as shown in the October 31, 2012 preliminary economic assessment.

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

Exploration and Drilling Results

Exploration between 2003 and 2010 by Quaterra and Blackberry included air photograph interpretation, surface sampling, geologic mapping, two geophysical surveys, six drill programs and three 43-101 independent technical reports, two of which include 43-101 compliant resource estimates, all prepared by Caracle Creek International Consulting Inc. of Toronto, Ontario (“Caracle Creek”).

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

The geophysical anomalies were followed up by surface mapping and sampling. The most interesting area identified to date is West Santa Rita, where the mapping identified two groups of narrow, sub-parallel 2 to 30 centimeters wide calcite-quartz veinlets, some of which contain strong gold and silver mineralization. Gold values range from nil to 8.11 g/t over 0.2 m and silver values range from nil up to 253 g/t over 0.4 m. Outcrop in the area is sparse but at least one sample from a fault zone coinciding with the anomalous IP zone defining the Nino vein is anomalous in gold and silver.

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

During preparation of the PEA, Quaterra tested the strike extension of mineralization at Nieves with 8 core holes totaling 3,060 meters. Hole QTA 190 was collared to test an induced polarization (IP) anomaly on the Orion vein, a 2 kilometer westward extension of the Gregorio vein. The hole intersected 0.8 meters of 1,865 grams per tonne (g/t) silver (54.5 oz/ton) which is part of a larger vein interval starting at 243.6 meters averaging 341 g/t silver (10.0 oz/ton). Holes QTA 191 and QTA 192, drilled 200 meters west and east of QTA 190, intersected 0.85 meters of 289 g/t silver and 1.1 meters of 284 g/t silver respectively. The new zone is open laterally and at depth.

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

Sampling, Analysis and Security of Samples

Quaterra and Blackberry have drilled 192 holes on the Nieves property. All but 10 holes completed by Quaterra in 1999-2000 were core holes. Major Drillingof Mexico S.A. de C.V. was the drill contractor for drill programs completed during 1999 to 2006 and B.D.W. International Drilling of Mexico S.A. de C.V. has been the drilling contractor since 2006.

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

All drilling is conducted under the supervision of Quaterra personnel. The compound containing the core logging and core storage facility is protected by a chain link fence with locked gate. The individual storage rooms are locked toprevent access to the core logging and core cutting areas. The onsite geology office is a separate building within the compound and is also kept locked. The main working office is located in the town of Nieves within a locked house compound and also serves as a field house for the geologists. Paper and digital maps, cross-sections and long sections are stored in the Nieves field house office.

Core boxes were collected from the drill site and brought to the core storage facility on the Nieves Property for logging and sampling by the project or assistant geologists on a daily basis. The drill core is washed and core recovery estimated. Rock types, alteration minerals, textural and structural features, veining, and mineralized zones are documented. Sample intervals are measured, marked with permanent marker, and given a sample number and sample tag by the geologists. From this point, technicians core saw the core into halves where one half of each interval is placed with the sample tag into a sample bag and marked with the sample number. The other half is placed back into the core box in its original position and the core boxes are then stacked on racks and stored in order and by hole number in their core storage facility. Where the veins are coherent they are sawed in half perpendicular to the “grain” to get a representative split. Samples are placed into individual plastic bags marked with a unique sample identification number and with a sample tag placed into the bag. Sample ID numbers and meterages are also written on the core trays.

Samples are then packaged into sealed sacks and taken by Quaterra employees to ALS Chemex Laboratories in Guadalajara for preparation. No employees, officers, directors or associates of Quaterra or Blackberry JV are involved in the preparation of the samples.

Standard and blank samples are also included with the primary core samples for analysis. Standards are inserted directly into the sample sequence with a frequency of ~ 1 in 50. Blanks are inserted directly into the sample sequence with a frequency of ~ 1 in 25. The final prepared samples are shipped to the ALS laboratory in Vancouver, Canada for analysis. All samples were analyzed using a 41 element ICP method (ME-ICP41), in addition to analyzing gold and silver by standard fire assay (ME-GRA21). Lead and zinc values over 10,000 ppm and silver values over 100 ppm were re-assayed by atomic-absorption methods (ME-OG62). The Company is unaware of any known drilling, sampling or recovery factors that could materially impact the accuracy and reliability of the results. The Company believes the sampling procedure is appropriate for the type of mineralization being assayed such that samples are representative and there is no sampling bias.

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

Mineral Resource Estimate

Caracle Creek completed an updated NI43-101 independent mineral resource estimate for the Nieves project in June 2012. A summary of the resource estimate within the Concordia and San Gregorio vein systems using a reporting cut-off grade of 15 g/t Ag is shown below:

Vein	Zone	Resource Class	Quantity Tonnes (t)1,2	Grade3 Ag (g/t)	Grade4 Au (g/t)	Ag (oz) 5	Au (oz)5
Concordia	La Quinta	Indicated	33,040,000	50.1	0.04	53,220,000	42,500
Concordia	La Quinta	Inferred	39,260,000	32.0	0.02	40.390,000	25,200
San Gregorio	North	Inferred	18,770,000	27.0	0.08	16,293,900	48,300

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

Preliminary Economic Assessment

M3 Engineering & Technology Corp. (“M3”) of Tucson, Arizona used the Caracle Creek mineral resource estimate to complete a preliminary economic assessment (“PEA”) for the Nieves project October 31, 2012. The PEA was amended and restated on January 7, 2014. The study concluded that the project has potential for development as an open pit silver mine that would produce 55.5 million ounces of silver over 10-year mine life.

The PEA set out the following key project parameters:

  An open pit mine centered on the Concordia vein that contains a total of 35.4 million tonnes of mineable material. The pit includes 28.3 million tonnes of higher grade material averaging 65 g/t silver and 0.045 g/t gold (at a cutoff of 30.5 g/t silver); and 7.1 million tonnes of lower grade material averaging 24 g/t (at a cutoff of 21.3 g/t silver). The open pit mine plan was developed based on an indicated resource of 33.0 million tonnes at 50.1g/t silver and an inferred resource of 39.3 million tonnes at 32.0 g/t silver, using a cutoff of 15 g/t..

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

  An after tax internal rate of return (IRR) of 15.7% with a 4.4-year pay back and a before tax IRR of 21.9% with a 3.4-year pay back.

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

Future Work Plans

No drilling was accomplished during 2013. Detailed cross sections have been completed to assist in optimizing the location of additional drill holes, both within and adjacent to the defined resource and to the west around the new Orion vein discovery. In addition to the Orion discovery, the presence of a possible buried intrusive further to the west is suggested by Landsat imagery and government magnetic data.

A contract to purchase 318 hectares (785 acres) of surface rights west of the proposed pit has been finalized, with the last of four payments due in April 2014.

The Company continues to look for a buyer of all or part of its 50% interest in the Nieves project.

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

Expenditures to Date

Acquisition costs incurred to December 31, 2013 were $150,615 and exploration expenditures were $1,579,962 for a total of $1,730,577. Acquisition costs incurred to December 31, 2012 were $136,492 and exploration expenditures were $1,512,046 for a total of $1,648,538.

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

Juneau is a regional mining center supporting active mining operations at Greens Creek and Kensington. As such it is well supplied with qualified support personnel for any future mining operation at the project site. Other nearby communities including Haines and Skagway add to the potential employment base. The Alaska Marine Highway and commercial aviation are the primary forms of transportation among the three communities.

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

In 1997 as part of Echo Bay's divestiture of its Alaskan properties, a group of three local prospectors (JEDI) successfully purchased the core claims of the Herbert Gold project. Quaterra reviewed the property in 2006 and subsequently signed a Mining Lease with JEDI effective November 1, 2007. A field program in the summer of 2007, managed by the Hawley Resource Group (HRG) resulted in the collection of 299 rock chip, soil, and stream silt samples and the initiation of property wide geologic mapping. In 2010 the property was optioned to GPR.

After acquiring an option in 2010, Grand Portage initiated detailed geologic mapping and analysis of aerial photographs over the southern two-thirds of the most intensely mineralized part of the Herbert Gold property. The work investigated three high angle east-west trending vein-faults identified as the Floyd, Deep Trench, and Main structures. The Deep Trench and Main structures were mapped over strike-lengths of about 2,100 meters and vertical distances of several hundred meters. The work also identified attractive targets in subsidiary structures such as the Ridge vein and other vein-faults, tentatively named Goat Creek and North.

The 2010 field work also included a 16-hole exploration drilling program totaling 2,600 meters. Initial testing of the Main, Ridge, and Deep Trench Veins was conducted from 5 platforms. Hole 10C-1 intercepted 1.14 meters that averaged 17.1 g/t Au in the Main Vein and 6.17 g/t Au over a thickness of 0.86 meters in a newly discovered vein. Drill hole 10D-2 intercepted a quartz-sulfide vein of about 4 meters true thickness with an intercept of 6.55 g/t Au over 1.15 m. Other significant intercepts were reported in the Ridge Vein (.85 m averaging 6.85 g/t Au in hole 10A-4) and in the Deep Trench Vein (.52 meters averaging 9.4 g/t Au in hole 10B-1). The drilling program tracked Herbert's Main Vein for about 750 meters and tested the vein at three general locations.

GPR drilled a total of 5,181 meters at the Herbert project in 30 holes during the 2011 field season. The program intersected high grade gold mineralization in 5 separate zones, four of which were new discoveries. The Deep Trench Vein was tested by 16 holes from the E, F, and G platforms. Hole 11E-2, drilled at an angle of minus 62 degrees, intersected the vein with a true width of 8.76 meters averaging 33.8 g/t gold at a downhole depth of 137.1 meters. The western most platform on Deep Trench vein, the F platform, also showed impressive values in drill hole 11F-3. At a depth of 40.0 meters, 11F-3 intercepted a brecciated quartz vein that assayed 11.53 g/t Au of gold over 3.52 meters. Significant values were seen in all of the holes testing the vein from the G platform. Trench samples taken from the vein near the E platform encountered gold values with screened assays up to 40.1g/t Au. The drilling results together with surface exposures extended mineralization in the Deep Trench Vein over a vertical distance of at least 400 meters and a strike length of almost 1000 meters. Mineralization remains open at depth.

Thirteen holes drilled in 2011 tested the Main and Ridge Vein systems. Hole 11I-4, drilled at an angle of -64 degrees to a total depth of 171.3 meters intersected the Main Vein with a true thickness of 0.95 meters averaging 73.9 g/t gold and 93.1 g/t silver at a downhole depth of 141.2 meters. This intercept occurs near the western limit of exploration on the Main Vein immediately beneath the major contact between the intrusive host and low-grade meta-sediments and volcanics. The mineralization appears to represent a new target type defined by bonanza grade mineralization produced by the sudden changes in geochemistry, and possibly pressure and temperature at the quartz diorite intrusive contact. Grande Portage completed its 2011 fieldwork by identifying several deep targets to be drilled in the 2012 season.

The first NI 43-101 Technical Report ever prepared for the Herbert Gold project was completed May 28, 2012 by Nicholas Van Wyck and William Burnett of Yukuskokon Professional Services, LLC (YPS). The report includes all exploration and drilling data compiled through the 2011 field season to describe the geology and mineralization of the project and outlines the sampling, assaying and analysis used for the preparation of the database.

Geology and Mineralization

Through 1989, the Juneau gold belt has produced approximately 6.7 million ounces of gold. This production represented nearly 75% of Alaska's total lode gold production until new mines at Fort Knox and Pogo in the Alaska interior reduced this percentage. Historic production from the Juneau mining district was mainly from mesothermal quartz veins and stringer lodes localized in greenschist to amphibolite-facies metasedimentary and intrusive rocks. As are typical of these types of deposits worldwide, mineralized veins in the Juneau district are known to extend significant distances along strike and down-dip.

Mineralization at the Herbert project consists of mesothermal quartz-carbonate-gold-base metal veining that is similar to other mines throughout the district. Gold-quartz veins are hosted in weakly foliated, NW trending quartz diorite caught between two NW-trending faults separating the quartz diorite from gneiss and tonalite to NE and phyllites and metagraywackes to the SW. The four principal veins from south to north and are the Floyd, Deep Trench, Main, and Goat veins. Minor veins include the North, Ridge and Lake. The principal veins strike N80E and dip steeply to the north, with a minor subsidiary NE orientation. On the surface, veins and their hydrothermally altered walls erode easily to form prominent linear zones with strike lengths of over 900 meters. The cumulative strike length of all mapped veins at present is over 3,700 m. Current drilling and exposures in creek bottoms indicate that the structural zones hosting the veins are as much as 20 meters wide, while the veins themselves have drill intercepts with corrected true thicknesses of at least 8 meters in places, although most are on the order of 1-2 meters thick. Some of the veins contain visible gold and exhibit local high grade gold values.

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

Grande Portage initiated the 2012 drilling campaign with a two rig program in June. Spring Valley Drilling Inc. and Core One Enterprises LLC. completed 8,805meters of core drilling in 62 holes. The program in-filled the drill hole spacing of the Main and Deep Trench Veins to a nominal 25 meters and tested the open strike extents of both structures while completing a successful test of the Goat Creek Vein.

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

The results from the 2012 infill drilling campaign were used for the updated NI43-101-compliant resource estimate by D.R. Webb of DRW Geological Consultants Ltd. (see “Mineral Resource Estimate” section). When compared to the April 2012 resource estimate, the recent campaign resulted in the conversion of 52.3% of the tonnes and 74.4% of the ounces from the inferred to indicated resource category. At the same time the grade increased by 42.2% compared to last April’s resource estimate. At a 3.0 g/t cut off, 56.0% of the tonnes and 81.7% of the ounces were converted to the indicated resource category, with an increase in grade of 46.2% . The program also delineated a higher grade shoot within the Deep Trench vein which contains the highest grade resource discovered to date of 407,100 tonnes averaging 8.12 g/t Au (at a 2 g/t Au cut-off), and 232,300 tonnes averaging 12.42 g/t Au (at a 3 g/t Au cut-off). This high-grade mineralization is open to the east and at depth.

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

Core samples from 2010 and 2011 were air freighted to the ALS facilities in Fairbanks, AK for sample preparation. Incompetent, friable, clay-rich or crumbly samples were bagged in plastic bags and then placed in the standard canvas bags so there would be no possible loss of free gold in the cloth. Core samples were weighed, coarse crushed, split and pulverized. Pulps were then shipped to ALS in Reno, NV for analyses. For both 2010 and 2011, base metals and trace elements were analysed by ICP - AES (ALS prep code: ME-ICP61). This method uses a four acid dissolution method and is primarily designed as an exploration geochemistry analytical package. Initially, 2010 gold assays were by conventional fire assay techniques (ALS prep code: Au-ICP21), consisting of fire assay of a 30 g sample of the pulp with the pellet then dissolved in acid and "finished" by AES. This analytical method is typically used for exploration projects. Later in the 2010 season, 34 samples with anomalous gold values were check assayed using the metallic screen method (ALS prep code: Au-SCR21). In 2011 metallic screen assays were used for all submitted samples in addition to conventional fire assays.

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

The regional characteristics of ores from past mining operations in the Juneau district are quite consistent, containing a very high percentage of free milling gold with the remainder of the gold reporting with the base metal sulphides. It is reasonable to expect, based on these regional characteristics and the character of the core samples obtained to date, that mineralized material from the Herbert Gold project will behave similarly.

Mineral Resource Estimate

GPR and Quaterra released an updated NI 43-101 complaint resource estimate for the Herbert Gold Project on February 28, 2013. The updated estimate by D.R. Webb P. Geol. of DRW Geological Consultants Ltd. used the digital database derived from a total of 127 diamond drill holes and four trenches that includes the results from the 2012 infill drilling campaign. Based on operating cost estimates for a 250 tonne per day mining operation, the May 28, 2012 YPS Herbert Gold Technical Report selected a 2.0 g/t as appropriate for base case cut-off. At a cut-off of 2 g/t Au, the February 28, 2013 estimate contains an indicated resource of 821,100 tonnes grading 6.91 grams per tonne gold (g/t) containing 182,400 ounces of gold in the Deep Trench and Main veins. At the same 2 g/t Au cut-off, the Deep Trench and five veins that have had limited drill testing contain an inferred resource of 51,600 tonnes grading 7.73 g/t gold for a total of 12,800 ounces of gold. The mineralization is open at depth and along strike.

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

Future Work Plans

Although no drilling was performed during 2013 due to a lack of funds, all wooden drilling platforms were dismantled and flown to an offsite location as specified in the operating permit and the third year of baseline environmental water studies was completed.

The objective of future drilling will be to extend the known mineralization down dip and along strike. Preliminary resource estimates are strongly influenced by high-grade shoots along the veins and there is no geological evidence that the grades of the shoots could not have continuity to great depths. The resource remains open in multiple directions along these defined veins in addition to there being several highly prospective structures spread over the property. With 4 (or possibly five) high grade mineral shoots now identified in 3 of 6 vein systems on the property and only 10% of the known property yet investigated by drilling, the Herbert Gold project retains attractive untested potential for significant resource growth.

Approval of the 2014 Operating Plan by the US Forest Service was received on February 27, 2014. This will permit drilling to be carried out from June 16 to October 31, 2014, if the JV elects to do so. The company is currently in the process of monetizing non-core assets, including its 35% interest in the Herbert project. In the event that Grande Portage decides to drill before Quaterra has monetized its interest, the Company will be subject to dilution if it elects not to participate.

Uranium Claims, USA

During 2012 and 2013, the Company aggressively marketed the Company’s uranium assets. One bid was received and on March 14, 2014, the Company closed a transaction to sell its uranium properties and assets located in the states of Arizona, Utah and Wyoming for gross proceeds of $500,000 after regulatory approval. The transaction provides working capital and will free-up time and resources for the Company to focus on its Yerington-district copper properties.

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

In mid-2006, Quaterra signed a letter agreement with Nu Star Exploration LLC (Nustar) to lease 18 Claims covering 4 additional breccia pipe targets in the district. The terms of the Nustar lease included an upfront payment of US$20,000, a first anniversary payment of US$30,000, a second anniversary payment of US$40,000 and a final anniversary payment of US$100,000. The final payment was renegotiated and reduced to $50,000 payable in two payments of $25,000. The first of the two payments is deferred until such time when the withdrawal by the Department of the Interior be lifted and exploration and mining activities be allowed to continue. The last of the two payments is due on the first anniversary of the lifting of the withdrawal. The Nustar Claims are subject to a 4% Yellowcake royalty, 75% of which the Company can buy back for US$500,000 per Claim group (thereby reducing the royalty from 4% to 1%).

Quaterra staked an additional 550 mining Claims on the Arizona Strip in 2006 and another 1,450 claims were perfected in early 2007 to cover more than 200 high and moderate priority anomalies identified by an airborne VTEM geophysical survey.

On July 20, 2009 a decision by the US Department of the Interior (“DOI”) segregated 1 million acres of federal lands in the Arizona Strip for two years pending a review for a possible withdrawal of the district from mineral entry. On January 9, 2012, the DOI announced a Public Land Order to withdraw approximately one million acres of Federal land for a twenty year period. The stated effect of the withdrawal order is to withdraw the acreage from new mining claims and sites under the 1872 Mining Law, subject to valid existing rights and does not prohibit previously approved uranium mining, or development of new projects that could be approved on claims and sites with valid existing rights.

Quaterra prioritized and selectively reduced the Company’s mineral properties in response to the segregation and subsequent withdrawal order. The optimized land position consists of 516 unpatented claims that control 140 VTEM anomalies. The properties cover Quaterra’s best breccia pipe targets with a maintenance cost that can be supported while the withdrawal is contested in Federal District Court. The withdrawal affects all but 8 of Quaterra’s unpatented claims on federal lands in the district but does not affect future exploration or development on the Company’s 1,320 acres of State leases in Arizona.

In early 2010, Arizona state Mineral Exploration Permits (MEPs) totaling approximately 3,200 acres were acquired through an option agreement with Eagle Hill Exploration, Eagle Hill Arizona Uranium LLC, and Snowden Resources Corp. Additional MEPs were acquired by the Company in 2011 and some were abandoned in 2012 and 2013 making a current total of 1,320 acres of Arizona state land now under lease by Quaterra. When combined with 16.4 square miles covered by 516 unpatented federal claims, the Company’s land position covers approximately 18.5 square miles in the heart of the Arizona Strip uranium district. The properties consist of many individual and scattered claim blocks that have been selectively staked over targets with some surface expression of a possible collapse structure, with favorable VTEM geophysical signatures and within areas of known mineralized occurrences.

Expenditures to Date

Acquisition costs incurred to December 31, 2013 were $5,073,585 and exploration expenditures were $8,015,529 for a total of $13,089,114. Acquisition costs incurred to December 31, 2012 were $4,962,589 and exploration expenditures were $7,867,075 for a total of $12,829,664.

During the year ended December 31, 2013, the Company impaired and abandoned these uranium properties due to its inability to carry on exploration activities and prolonged legal processes resulting in impairment charge of $12,589,114. Location, Access and Infrastructure

Quaterra’s Arizona Uranium property is located in the northern Arizona Strip uranium district in Coconino and Mohave Counties. The property occupies the southwest corner of the Colorado Plateau physiographic province in northwestern Arizona just south of the Utah state line. It is bounded to the west by the Grand Wash Cliffs and to the east by the Echo Cliffs. The area is characterized by a broad and featureless expanse of range land that becomes deeply incised by canyons of four major drainages.

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

History

Uranium mineralization was first discovered on the Arizona strip in a mineralized breccia pipe in 1947. The uranium occurred in association with copper mineralization at the Orphan mine two miles west of the visitor’s center on the south rim of the Grand Canyon. The first uranium ore was shipped by the Golden Crown Mining Company in 1956 to a buying station in Tuba City. Before closing in 1969, the Orphan operation produced a reported total of 4.4 million lbs of uranium in material averaging 0.42% U3O8 and 6.7 million lbs of copper. (Baillieu, T.A. and Zollinger, R.C. (1980) NURE Grand Canyon Quadrangle, Arizona PGJ-020, 41p.).

The relationship of uranium to copper mineralization initiated an investigation of several small copper deposits in the region. Uranium was identified in the Hack Canyon copper mine on the northern Arizona strip in the 1950s but it was not until 1974 when Western Nuclear discovered uranium ore bodies in the Hack 1 and Hack 2 breccia pipes that industry began to focus attention on the emerging district. Energy Fuels Nuclear Inc. (EFN) acquired the Hack Canyon ore bodies in 1980 and initiated an intense campaign of land acquisition and exploration that over the next ten years discovered seven ore bodies. With the entrance of Pathfinder Mines and Union Pacific Resources, at least three additional mineralized breccia pipes were added to the district. Several more were in earlier stages of discovery when in the early 1990s the price of uranium dropped below the cost of production.

The EFN breccia pipe uranium mines were some of last hard rock uranium producers in the US prior to the price decline of the 1990s. Since 1980, the Arizona Strip has produced in excess of 20 million pounds of uranium, averaging 0.65% U3O8 from eight breccia pipes. Of these, Hack Canyon I, II, and III, Pigeon and Hermit are mined out and have been reclaimed, Kanab North is under reclamation Arizona 1 (owned by Energy Fuels Inc.) resumed production in January 2010 and Pinenut (Euergy Fuels) returned to production in June, 2013.

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

Recent Exploration and Drilling Results

The discovery of new deposits in a mature district requires a determined and innovative approach combined with the latest exploration technology. Quaterra initiated uranium exploration on the Arizona Strip in 2006 with methods based upon past experience of Energy Fuels Nuclear. Geologic mapping, aerial photography and satellite imagery have been and continue to be used extensively to identify breccia pipe targets. When a target was located, surface time-domain electromagnetic geophysical surveys had significant success in defining areas of thickened (conductive) siltstone within the surface structure. Shallow drill holes are used define a collapse cone and to target deep holes to test for mineralization in the pipe throat. Most of the obvious targets identified by these methods have been located and drill tested by companies exploring the northern district in the 1980s. However, extensive areas remained unexplored because of the time and expense required by the surface geophysical surveys.

Since commencing on the Arizona Strip, Quaterra has drilled 100,162 feet in 104 shallow and 41 deep holes that investigated 26 targets. The program had limited success until Quaterra contracted Geotech Ltd. to conduct the first extensive test of an airborne time-domain electromagnetic system (VTEM) in the district in early 2007. The VTEM system identified most of the known breccia pipes and more than 200 moderate to high priority targets on the Company’s property with similar geophysical signatures but with little or no outcropping evidence of a collapse feature. The similarities to known structures and the sheer number of targets suggested that many of the anomalies could be bind pipes.

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

Quaterra followed up on the discovery of the A-1 mineralized pipe with a drilling program in 2008 dedicated to testing several more of the many airborne geophysical anomalies on Quaterra’s properties. The first hole to test the second geophysical anomaly identified a new breccia pipe with high-grade uranium mineralization at A-20. Discovery Hole A-20-01 intercepted a thickness of 34.5 feet averaging 0.37% U3O8 at a depth of 1,442 feet, including a high-grade zone of 6.5 feet averaging 0.63% U3O8 at a depth of 1,443 feet. The hole also intercepted a deeper zone of 13.0 feet averaging 0.46% at a depth of 1,567 feet that includes a higher grade interval of 10.0 feet averaging 0.58% ..

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

For hole deviation, a Mt. Sopris 2DVA-1000 borehole deviation probe is used. It consists of a 3 axis flux gate magnetometer and a 3 axis accelerometer. The tool is calibrated on the surface using a “Jig” to hold it in a known orientation. The data is recorded continually along the hole.

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

Future Work Plans

On January 9, 2012, the U.S. Department of the Interior (“DOI”) announced a Public Land Order to withdraw approximately one million acres of Federal land for a twenty year period. The stated effect of the order is to withdraw the acreage from new mining claims and sites under the 1872 Mining Law, subject to valid existing rights and does not prohibit previously approved uranium mining, or development of new projects that could be approved on claims and sites with valid existing rights. The Company’s A-1, A-20, and Ollie deposits have mineralization exposed in drillholes that may qualify the underlying claims as having valid existing rights, The withdrawal order affects Quaterra’s unpatented claims on Federal lands but does not affect future exploration or development on the Company’s 1,320 acres of State leases within the district.

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

The remedy sought is a judicial declaration that the withdrawal Order is unlawful and setting it aside together with issuance of a permanent injunction enjoining the Defendants from implementing any aspects of the Withdrawal. A decision finding that the Secretary failed to follow the criteria and procedures for a withdrawal and setting the withdrawal aside would restore the public lands to the status quo ante and allow Quaterra to proceed to develop the mineral deposits that it has lawfully claimed and worked.

Pursuant to an order of the United States District Court for the State of Arizona dated July 19, 2012, the case filed by Quaterra Alaska against Secretary Salazar was assigned to be heard by Judge Campbell of this Court. Similar cases filed by Gregory Yount, National Mining Association and Northwest Mining Association against Secretary Salazar have also been assigned to Judge Campbell. In August, the cases were consolidated for trial. The DOI filed a motion to dismiss the Plaintiff’s claim in September and the motion was heard in October. On January 8, 2013, the court denied the government’s effort to dismiss Quaterra, except for the NEPA claims and also denied the government’s motion to dismiss the Arizona Coalition on the NEPA claims. The district court held that the Coalition had standing to pursue its NEPA claims against BLM.

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

Other Properties

The Company’s other properties, listed by commodity, include:

Copper +/- gold: Yerington District (Wassuk), Reveille, Goldfield East and Poker Brown in Nevada; SW Tintic in Utah.

Gold +/- silver: Central Mexico (Americas/Mirasol, Jaboncillo, Onix, Azafran, Tian, Lupita, Almoloya);

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

A.             Operating Results

2013 versus 2012

For the year ended December 31, 2013 (“2013”), the Company reported a net loss of $28,817,916 compared to a net loss of $4,853,976 for prior year, the differences are mainly due to the impairments for mineral properties in the United States and central Mexico plus unrealized non cash fair value gain on derivative liabilities and loss on disposal of mineral properties. To preserve cash, the Company has reduced its general administration and corporate activities, and focused on supporting its exploration and development activities in its Nevada copper assets. Other general fluctuations are discussed below:

Exploration Costs

Exploration costs represent expenditures to undertake and support exploration activities on our properties. If they do not have characteristics of property, plant and equipment, they are expensed as incurred. Exploration costs charged to operations during 2013 were $67,448 compared to $182,852 for the prior year resulting from a reduced exploration activity level in Mexico.

General Administrative Expenses

General administrative expenses include overheads associated with administering the Company’s regulatory requirements and supporting the exploration activities.

  Administration and general office decreased by $68,362 from $726,113 in 2012 to $657,751 in 2013 reflecting the amended service agreement with Manex Resources Group Inc. (“Manex”). Manex, owned by the Company’s Corporate Secretary Mr. Lawrence Page, has provided head office premises, corporate accounting and administration services to Quaterra at market rates. The service agreement was renewed commencing June 30, 2012 for five years. On September 1, 2013 and March 1, 2014, the Company renegotiated to a reduced level at a monthly fixed fee of $8,000 for its Vancouver office space and $11,667 for its corporate services from Manex representing a 50% reduction from its previous year’s charges.
  Consulting decreased by $108,014 from $366,364 in 2012 to $258,350 in 2013 due to the termination of the financial advisory service agreement on April 15, 2012 as well as a downward renegotiated community communication service in August 2012.
  Directors’ fees have been suspended since January 1, 2013. By resolution, the board agreed in May 2013 to forego fee accruals until further notice.
  Investor relations and communications decreased by $184,588 from $224,409 in 2012 to $39,821 in 2013 due to the reduced number of tradeshow trips.
  Personnel costs reduced by $329,543 from $1,135,986 in 2012 to $806,443 in 2013 due to staff reductions and the voluntarily salary reductions from management. Further staff reductions have been made in the first quarter of 2014.
  Professional fees increased by $47,490 from $595,753 in 2012 to $643,243 in 2013 reflecting the increased legal fees for the Arizona uranium law suit which commenced early 2012.
  In September 2013, the Company granted 3,955,000 stock options at an exercise price of $0.16 for five years. In 2012, the Company granted 3,295,000 stock options at a weighted average exercise price of $0.45 for five years. The fair value as calculated by the Black Scholes model, of the Company’s stock options has decreased in line with a reduction on the Company’s share price.

     Other and Non-Cash Items

  Foreign exchange: The Company recognized a foreign exchange loss of $166,914 in 2012 compared to $7,866 in 2013 due to the strengthening of the US dollar over the year in 2013. Volatility in the foreign exchange rate could continue to result in significant foreign exchange gains or losses. The Company does not hedge its exposure to changes in the value of the Canadian dollar.
  Fair value gain on derivative liability: Warrants denominated in a currency other than the Company’s functional currency are deemed to be a derivative and valued at fair value. On each reporting date, the derivative liability is adjusted for fair value changes with the difference being recorded in profit and loss. Due to the decline in the Company’s share price and also through the passage of time, the Company realized a non-cash gain of $2,363,892 in 2013 subsequent to the initial fair value recognition.

Gain (loss) on sale of mineral property: On September 19, 2013, the Company sold three properties in central Mexico to Goldcorp for US$375,000 plus applicable taxes. At the date of disposal the total capitalized exploration expenditures for these three properties were $3,225,818 which was written down to nil and resulted in a loss on disposal of $2,774,114. In October 2012, the Company sold its Butte Valley copper project to Freeport for US$2,000,000, and realized $820,712 gain. In July 2013, the Company received an additional US$1,000,000 ($1,038,000) from Freeport as a contingent bonus from the sale of Butte Valley.

General exploration costs: These costs represent expenditures to undertake and support exploration activities on the Company’s properties, including costs incurred prior to the Company obtaining the rights to the mineral properties. In addition, if the expenditures are deemed not to be specifically related to individual properties or not recoverable, they are expensed as incurred.

Impairments: due to the current market condition, the Company has abandoned inactive non-core mineral properties so as to focus its effort and resources in its copper properties in the Yerington District. As a result, $26,212,984 impairments were recorded in the year ended December 31, 2013. In 2013, management assessed the Company’s ability to continue exploration activities on all of its mineral properties and made a decision to focus exploration efforts only on certain key properties and allow other claims to lapse. Accordingly, the following mineral properties were fully impaired to net loss:

(i)	Uranium properties – $12,589,114
(ii)	Missouri Flat – $117,860
(iii)	Copper Canyon – $576,533
(iv)	All Mexico properties other than Nieves – $12,929,477.

Interest income (expenses): interest earned varies based on the timing, type and amount of equity placements and resultant fluctuations in cash. The interest expense in 2013 was related to the unsecured loans from the Company’s Chairman. As of December 31, 2013, US$600,000 remained unpaid. On March 18, 2014, the loans were converted to a demand basis with a 40-day notice period.

2012 versus 2011

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
  (Recovery) write-off of equipment: $39,954 insurance proceeds were received for the losses of two vehicle s in Mexico in 2011. $38,525 was written off in 2011 due to one of the losses

B.             Liquidity and Capital Reserves

As at March 24, 2014, the Company has cash of $700,000 including the funds received from the uranium sale. The Company is considering alternative ways to raise funds including equity financing or the sale and/or the optioning of its mineral property interests via joint venture agreements with third parties to provide working capital and to finance its mineral property acquisition and exploration activities. The Company continues to take steps to minimize costs including reduction in management remuneration. Since the Company does not generate any revenue from operations, its long-term profitability will be directly related to the success of its mineral property acquisition, divestment and exploration activities.

On March 14, 2014, the Company closed a transaction to sell its uranium properties and assets located in the states of Arizona, Utah and Wyoming for gross proceeds of $500,000. The transaction provides working capital and will free-up time and resources for the Company to focus on its Yerington-district copper properties.

On September 13, 2013, the Company announced the closing of a private placement for gross proceeds of US$2,981,000. Details please refer to note 8 in the audited consolidated financial statements for the year ended December 31, 2013. Among the total share issue costs of $106,455, $24,637 finder’s fees were paid in cash with regard to the sale of some of the units. All senior management and Directors of the Company participated.

On July 29, 2013, the Company received US$1,000,000 from Freeport as an acquisition bonus arising out of the Butte Valley property sale announced on October 4, 2012 which was contingent on Freeport acquiring certain other mineral properties.

The proceeds have been used to continue advancing its Yerington copper projects and general corporate expenditures.

During the year ended December 31, 2013, the Company expended $2,430,403 (2012 - $3,517,730) cash in operating activities with allocations of 35% in professional and consulting expenses, 31% in personnel costs, 25% in administration and general office expenses, 5% in travel and shareholder communications, and 4% in transfer agent and regulatory fees.

The Company also had $4,205,935 (2012 - $13,397,677) in mineral property acquisition and exploration costs: allocated as 51% in Yerington district copper projects, 26% in central Mexico, 6% each in Nieves and Uranium, 2% in Herbert Gold, and 9% in other U.S. properties. The Company has decided to focus its efforts on Yerington copper projects and continue to monetize its non-core assets. As of March 24, 2014, the Company had received US$95,497 as a reimbursement of shared exploration costs up to date.

The ability of the Company to continue its exploration programs is dependent on the continuing success of its programs and on generating sufficient additional funding to support those exploration programs. Management is continuing to consider ways to monetize its non-core exploration properties. The business of mining exploration involves a high degree of risk and there is no assurance that current exploration projects will result in future profitable mining operations. The Company has no source of revenue, and has significant cash requirements to meet its administrative overhead, pay its liabilities, and maintain its mineral interests.

On February 6, 2014 the Company voluntarily withdrew its common shares from listing on the NYSE MKT. The withdrawal from listing on the NYSE MKT and subsequent listing on the OTCQX market under the symbol “QTRRF” does not affect the listing of the shares on the TSX Venture Exchange.

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

E.             Off- Balance Sheet Arrangements

     None.

F.             Tabular Disclosure of Contractual Obligations

     The following table outlines our contractual and optional obligations at December 31, 2013:

	Total	1 Year	2-3 Years	4-5 years	> 5 years
Mineral properties (a)	$6,864,025	$942,583	$1,657,217	$2,111,118	$2,153,107
Office lease (b)	407,627	144,395	263,232	-	-
Loan payables	689,038	689,038	-	-	-
	$7,960,690	$1,776,016	$1,920,449	$2,111,118	$2,153,107

(a)	We are required to make option payments and other expenditure commitments to maintain the properties and earn interest.
(b)

During 2012, we renewed the service agreement with Manex Resource Group (“Manex”) for its Vancouver office space, administration, and corporate development. The agreement was amended on September 1, 2013 and subsequently amended on March 1, 2014. The agreement can be terminated upon paying Manex an amount equal to one year’s rent. The current expiry date is August 31, 2017. The office lease for Yerington Nevada, Unite States office was amended on July 8, 2013 and subsequently on January 14, 2014. This lease expires on February 28, 2015.

G.             Safe Harbour

     The safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, shall apply to forward-looking information provided pursuant to Item 5.F. Please see “Cautionary Statement Regarding Forward-Looking Information” at the outset of this annual report.

ITEM 6.             DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.             Directors and senior management

     The following tables and biographies set forth information about our directors and executive officers:

Name	Age	Positions Held	Period as Director or Officer	Jurisdiction of Residence
Steve Dischler	55	Director & President & Chief Executive Officer	Since 2011	Yerington, Nevada
Thomas C. Patton	70	Director & Chairman	Since 1998	Washington, U.S.
Tracy Stevenson	63	Director	Since 2007	Utah, U.S.
John Kerr	73	Director	Since 1993	British Columbia, Canada
LeRoy Wilkes	71	Director	Since 2006	Colorado, U.S.
Anthony Walsh	62	Director	Since 2012	British Columbia, Canada
Todd Hilditch	46	Director	Since 2012	British Columbia, Canada
Michael Berry	66	Director	Since 2013	Whippany, New Jersey
Lawrence Page, Q.C	74	Corporate Secretary	Since 1995	British Columbia, Canada
Eugene Spiering	60	Vice President, Exploration	Since 2006	British Columbia, Canada
Scott Hean	66	Chief Financial Officer	Since 2006	British Columbia Canada

Steven Dischler

Mr. Dischler graduated from the University of Wisconsin in 1981 (BS) and from the University of Arizona in 1984 (MS). Both of his degrees are in Mining Engineering. From 2007 through 2011, Mr. Dischler was a Project General Manager and Strategy Manager for a global oil company, BP. In his roles at BP he was responsible for managing major capital projects up to $250MM (US) and for managing a portfolio of legacy mining sites across the western US for the company. In prior roles Mr. Dischler was a consultant for 25 years which included permitting and development of major mining sites at numerous locations in the US. Mr. Dischler is a registered Professional Engineer in 8 states and has been a member of the Society of Mining Engineers since 1978.

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

LeRoy Wilkes

Mr. Wilkes was President of Washington Group International’s mining business unit where he was responsible for the operating and financial performance of the unit’s international operations in the coal, metals and industrial minerals markets. He has 38 years of mining experience in the precious metals, coal industrial metals, and base metals mining and processing. Prior to joining the Washington Group, Mr. Wilkes served as executive vice-president and chief operating officer of Santa Fe Pacific Gold Corporation of Albuquerque, New Mexico from 1988 to 1995. Mr. Wilkes also previously served as executive vice-president of Washington Corporation of Missoula, Montana, responsible for merger and acquisition activities. He earlier served as vice-president and general manager of Kennecott Ridgeway Mining Company of Ridgeway, South Carolina, and director of business development of Anaconda Minerals Co. of Denver, Colorado. He has held management and supervisory positions at surface and underground mines producing molybdenum, copper, limestone, lead silver and zinc. Mr. Wilkes has a degree in mining engineering from the Montana School of Mines. Mr. Wilkes also serves as a director and chairman of the Board of Sabina Gold & Silver Corp.

Anthony Walsh

Mr. Walsh graduated from Queen’s University (Canada) in 1973 and became a member of The Canadian Institute of Chartered Accountants in 1976. Mr. Walsh has over 20 years’ experience in the field of exploration, mining and development. From 2008 to 2011, Mr. Walsh was President and CEO and a Director of Sabina Gold & Silver Corp. From 1995 to 2007, Mr. Walsh was President and Chief Executive Officer of Miramar, from 1993 to 1995 was the Senior Vice-President and Chief Financial Officer of a computer leasing company and from 1989 to 1992 was Chief Financial Officer and Senior Vice-President, Finance of International Corona Resources Ltd., a gold producer Mr. Walsh is currently Chairman of Stornoway Diamonds Ltd. and serves as a director of several other public companies, namely: Sabina Gold & Silver Corp., Dundee Precious Metals Ltd., Avala Resources Ltd., Nova Gold Ltd., and TMX Group Ltd.

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

Michael Berry

Dr. Berry served as a professor of investments at the Colgate Darden Graduate School of Business Administration at the University of Virginia, and as the Wheat First Endowed Chair at James Madison University. He has managed small- and mid-cap value portfolios for Heartland Advisors and Kemper Scudder. For the past decade he has been a highly regarded lecturer at the Federal Reserve Bank of the United States of America and is a well-known author and speaker in the Discovery Investing world. He is co-developer of the Discovery Investing Scoreboard software which ranks companies relative to their discovery potential. He publishes Morning Notes which discusses geopolitical, technological and economic trends and their effect on capital markets, and identifies opportunities in the area of natural resources, high technology, infrastructure development and biotech.

Lawrence Page, Q.C.

Lawrence Page, Q.C. obtained his law degree from the University of British Columbia in 1964 and was called to the Bar of British Columbia in 1965. He has been admitted to the Bar of Ontario for the purpose of acting as counsel in specified litigation. Mr. Page was awarded the distinction of Queen’s Counsel in 1988. Mr. Page practices on his own in Vancouver in the areas of natural resource law and corporate and securities law. He is the principal of Manex Resource Group, which provides administrative, financial, corporate and geological services to a number of public companies in the mineral resource sector, including Quaterra. Mr. Page also serves as a director of five public companies: Duncastle Gold Corp., Valterra Resource Corporation, Southern Silver Exploration Corp., Bravada Gold Corporation and Homestake Resource Corporation.

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

Scott B. Hean

Mr. Hean graduated from Simon Fraser University in 1973 and from the Ivey School of Business, London, Ontario, in 1975. He completed the Institute of Corporate Directors Director Education program in May 2006. Currently, Mr. Hean is director and past chair of the audit committee for Sabina Gold & Silver Corp. and chair of the audit committee for Formation Metals Ltd. He has been CFO of the Company since 2006. Previously he held senior management and executive positions with Bank of Montreal as Senior Vice President and Managing Director responsible for financing in the natural resources sectors in North America and with J.P. Morgan of New York, where he was involved in financing oil and gas companies. In the non-profit sector, he serves as a director and chair of the Bill Reid Trust, a not for profit organization concerning the work of the internationally renowned Haida artist, Bill Reid and has served on numerous not-for-profit Boards, including Outward Bound Canada and B.C. Children’s Hospital.

B.             Compensation

Executive Officers

     The following table sets forth the compensation paid to executive officers for the fiscal year ended December 31, 2013.

Name	Salary ($)	Bonus ($)	Securities Under Options Granted (#)	Share-Bsed Payment Under Options ($) (3)	All other Compensation	Total ($)
Thomas C. Patton Chairman	50,000	nil	450,000	54,000	nil	104,000
Eugene Spiering VP of Exploration	150,000	nil	190,000	22,800	2,446	172,800
Scott Hean (1) CFO	12,500	nil	320,000	38,400	89,074	139,974
Steve Dischler (2) President & CEO	257,750	nil	900,000	66,682	nil	324,432

(1)	Consulting fees paid to Atherton Enterprises, a company owned by Mr. Scott Hean in consideration of Mr. Hean’s services as Chief Financial Officer. Effective December 1, 2013, Mr. Hean became a salaried employee of the Company.
(2)	Share-based payment under options for Mr. Dischler reflected the 300,000 options vested during the year.
(3)

The assumptions used to calculate share-based payment were risk-free interest rate 1.72%, expected share price volatility 96%, expected option life 5 years, forfeiture rate 0%, and expected dividend yield 0%.

     We granted stock options on September 19, 2013 under our Incentive Stock Option Plan at an exercise price of $0.16 per share for a five year term to the executive officers named above in the following amounts: Dr. Thomas Patton received 450,000 options; Mr. Spiering received 190,000 options; Mr. Hean received 320,000 options, and Mr. Dischler received 900,000 options.

Board of Directors

The Company previously approved annual compensation to non-executive directors including payment of $500 per meeting attended, $500 per travel day and annual fees as follows:

Independent Directors	$12,000
Chairman of the Board of Directors	$24,000
Chairman of the Audit Committee	$15,000
Chairman of any other committee	$13,500

As approved by a resolution of the Board of Directors, no directors’ fees were paid or accrued in 2013. The Company granted stock options on September 19, 2013 under our Incentive Stock Option Plan at an exercise price of $0.16 per share for a five year term to the directors in the following amounts: Tracy Stevenson received 200,000 options; John Kerr received 180,000 options; LeRoy Wilkes received 180,000 options; Anthony Walsh received 180,000 options; Todd Hilditch received 180,000 options; and Michael Berry received 130,000 options.

C.             Board Practices

Term of Office

     Our directors are elected annually at our annual general meeting and each officer holds such office for one year, until the next annual general meeting of shareholders, or until replaced by his or her predecessor.

Service Contracts

     During the most recently completed financial year, five of our executive officers had service contracts in place which provide for benefits upon termination of employment.

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

Lawrence Page: On July 15, 2011, Lawrence Page, Q.C. entered into a consulting agreement with the Company for a period of five years, whereby Mr. Page provides corporate secretarial services to the Company and is entitled to receive an annual fee of $50,000. Mr. Page may be eligible to participate in future stock option grants. Upon a change of control, as defined in the agreement, Mr. Page has the right to terminate the agreement and receive an amount of money equal to his annual salary for two (2) years, that amount being $100,000. Mr. Page resigned as a director on July 31, 2013 but continues to serve the Company as Corporate Secretary.

Steven Dischler: On October 24, 2011, Steven Dischler entered into an employment agreement with the Company for a period of five years for his position as Vice President, General Manager, Yerington District. Mr. Dischler was appointed President and a director of the Company on July 31, 2013. Pursuant to the agreement, Mr. Dischler earns an annual salary of US$250,000, is entitled to participate in future stock option grants, and may only have his employment terminated by the Company for breach of the employment agreement or for cause. Upon a change of control, as defined in the employment agreement, Mr. Dischler has the right to terminate the employment agreement and receive an amount of money equal to his annual salary for two (2) years, that amount being US$500,000.

Scott Hean: Scott Hean and his wholly-owned company entered into a services agreement with the Company effective January 1, 2010 for a term of five years. Pursuant to the agreement, Mr. Hean earns an annual salary of $175,000, is entitled to participate in future stock option grants, and may only have his employment terminated by the Company in the event of default. Upon a change of control, as defined in the agreement, Mr. Hean has the right to terminate the services agreement and receive an amount of money equal to his annual salary for two (2) years, that amount being $350,000. Effective December 1, 2013, Mr. Hean became a full time employee of the Company with a salary of $150,000.

Eugene Spiering: Eugene Spiering entered into an employment agreement with the Company effective January 1, 2010 for a term of five years. Pursuant to the agreement, Mr. Spiering earns an annual salary of $200,000, is entitled to participate in future stock option grants, and may only have his employment terminated by the Company for breach of the employment agreement or for cause. Upon a change of control, as defined in the employment agreement, Mr. Spiering has the right to terminate the employment agreement and receive an amount of money equal to his annual salary for two (2) years, that amount being $400,000.

Committees

     Our Board of Directors has established an Audit Committee and Corporate, Governance, Nomination and Compensation Committee.

     Audit Committee –The Company’s Board of Directors has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. The members of the Audit Committee are Anthony Walsh, Todd Hilditch and John Kerr. The Company’s Board of Directors has determined that each of Messrs. Walsh, Hilditch, and Kerr are independent (as provided for under Rule 10A-3 of the Exchange Act) and are financially literate. The Audit Committee is responsible for assisting directors to meet their responsibilities, providing better communication between directors and external auditors, enhancing the independence of the external auditor, increasing the credibility and objectivity of financial reports, and strengthening the role of the directors, facilitating in-depth discussions among directors, management, and the external auditor. The Audit Committee meets at least four times during a year. A copy of the Audit Committee Charter is available through our website at www.quaterraresources.com.

     Corporate Governance, Nomination and Compensation Committee – The members of the Corporate Governance Nomination Compensation Committee (the “CGNCC”) are LeRoy Wilkes, Anthony Walsh, and Todd Hilditch all of whom are independent. The Board of Directors has determined that the composition of the CGNCC ensures an objective process for determining compensation of executive officers. The CGNCC meets regularly and considers matters of governance and compensation. The CGNCC may seek the advice of third party independent consultants as may be required in particular circumstances and submits reports to the full Board of Directors on a regular basis.

D.             EMPLOYEES

     During the fiscal years ended December 31, 2013, 2012 and 2011, we had direct employees as outlined below.

Company	2013	2012	2011
Quaterra Resources Inc.	4	4	4
Quaterra Alaska Inc.	9	10	11
Minera Agua Tierr S.A. de C.V.	Nil	Nil	Nil
Quaterra International Limited	Nil	Nil	Nil
Total	13	14	15

     We renewed the service agreement with related party Manex Resource Group Inc. (“Manex”) in February 9, 2012 (as amended on September 1, 2013 and March 1, 2014) whereby Manex provides administrative, accounting, and secretarial services to us. The basic fee for office space, office infrastructure and other services specified in the agreement is $19,667 per month commencing March 1, 2014. We also reimburse Manex for office supplies including paper, courier, postage, parking, filing fees and other out-of-pocket expenses. During the three years ended December 31, 2013, we paid Manex the following:

	Fiscal year ended December 31
	2013	2012	2011
Office space and administration	$237,948	$267,124	$241,552
Accounting	165,864	164,088	163,799
Corporate Secretray	56,591	100,454	103,387
15% charges on recovery	2,621	3,683	5,839
	$463,024	$535,349	$514,577

     Manex is located at the same address as our company at suite 1100, 1199 West Hastings Street, Vancouver, British Columbia. Manex is a private company controlled by Lawrence Page, the Company’s Corporate Secretary.

E.             SHARE OWNERSHIP

     All persons listed in subsection 6.B above beneficially own an aggregate of 8,330,234 Common shares or 4.31% of our common shares outstanding. Dr. Thomas Patton beneficially owns 5,214,762 or 2.70% of our common shares and he has the right to exercise or redeem various stock options that if fully exercised he will beneficially own 6,624,762 common shares of the Company or 3.42% of our outstanding shares. No other director or officer beneficially owns greater than 1% of our common shares.

     We grant stock options to directors, officers, employees and consultants who provide services to us, including our subsidiaries, pursuant to our Incentive Stock Option Plan. The purpose of the Incentive Stock Option Plan is to provide increased incentive to contribute to our future success and prosperity, thus enhancing the value of our shares for the benefit of all the shareholders and increasing our ability to attract and retain skilled and motivated individuals in the service of us. Our Incentive Stock Option Plan is a “rolling” plan through which the maximum number of issuable shares underlying options is equal to 10% of our outstanding shares. As of December 31, 2013, there were 16,310,000 options outstanding under the Incentive Stock Option Plan.

ITEM 7.             MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.             Major Shareholders

     We are not aware of any beneficial shareholder holding greater than 5% of our common shares as of the date of this annual report or during the prior three years, other than:

Goldcorp Inc.	10,294,825 common shares	5.32%

     As of December 31, 2013, approximately 54% of our common shares were held in Canada and approximately 45% of our common shares were held in the U.S., with the balance held in various other countries.

     There are no arrangements known to us that may, at a subsequent date, result in a change in control.

B.             Related Party Transactions

     During fiscal 2013, we paid consulting fees of $88,542 paid to Atherton Enterprises, a company owned by Scott Hean (CFO) and, and we also paid legal fees of $15,029 to a law firm of which Lawrence Page is the principal.

     The Company renewed the service agreement with related party Manex Resource Corp. (“Manex”) on February 9, 2012 (as amended on September 1, 2013 and March 1, 2014) which replaces a prior service agreement dated June 9, 2008, whereby Manex provides administrative, accounting, and secretarial services to the Company. Manex is a private company controlled by Lawrence Page, Corporate Secretary of the Company. The basic fee for office space and office infrastructure is $8,000 per month and $11,667 for other services rendered specified in the agreement. The Company also reimburses Manex for office supplies including paper, courier, postage, parking, filing fees and other out-of-pocket expenses. During the year ended December 31, 2013 the Company paid $463,024 to Manex. Manex is located at the same address as the Company at suite 1100, 1199 West Hastings Street, Vancouver, British Columbia, V6E 3T5. We believe the terms of the Manex agreement are similar to that which would be obtainable from an unrelated party.

As of December 31, 2013 the Chairman of the Board of the Company had advanced a total of US$800,000 (the “loans”) to the Company for operating expenditures. The loans are unsecured and are repayable within nine months at an annual interest rate of 10%. As of March 24, 2014, the principal of the loan remains US$600,000. The Chairman had reduced his cash remuneration to $1 per year since December 2012 with no accrual, and starting September 1, 2013, he was paid $150,000 per year. Commencing January 16, 2014, the chairman voluntarily reduced his salary by 50% with the rest 50% accrued.

C.             Interests of Experts and Counsel

Not applicable.

ITEM 8.             FINANCIAL INFORMATION

Financial Statements

     The consolidated statements of financial position of Quaterra Resources Inc. as of December 31, 2013 and 2012 and the consolidated statements of comprehensive loss, changes in equity and cash flows of Quaterra Resources Inc. for the years ended December 31, 2013, 2012 and 2011, as well as the auditors’ report thereon, are presented at Item 17 of this annual report.

Legal Proceedings

     As described in “Future Work Plans” as part of the Arizona Uranium Claims, USA discussion under Item 4D above, the Company has initiated a lawsuit against the U.S. Department of the Interior and Bureau of Land Management. As of March 14, 2014, the Company completed the sale of the Arizona Uranium Claims. On March 14, 2014, the Company closed a transaction to sell its uranium properties and assets located in the states of Arizona, Utah and Wyoming for gross proceeds of $500,000 and we have no further involvement in this litigation.

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

Significant Changes

     Except as otherwise disclosed in this annual report, including under Item 5. “Operating and Financial Review and Prospects”, there has been no significant change in our financial position since December 31, 2013.

ITEM 9.             THE OFFER AND LISTING

A.             Offer and listing details

     Our common shares have traded on the TSX Venture Exchange since November 14, 1997 under the symbol QTA. Our common shares also have traded on the NYSE MKT (previously known as the NYSE AMEX) from March 4, 2008 until February 6, 2014 under the symbol QMM. On February 7, 2014, our shares began trading on the OTCQX under the symbol QTRRF. The following table set forth the price history of our common shares for the periods indicated.

	TSX Venture Exchange (C$)		NYSE MKT (US$)		OTCQX (US$)
	High	Low	High	Low
Fiscal Year Ended December 31, 2013	0.36	0.065	0.37	0.07	-	-
Fiscal Year Ended December 31, 2012	0.74	0.32	0.71	0.32	-	-
Fiscal Year Ended December 31, 2011	2.08	0.54	2.21	0.50	-	-
Fiscal Year Ended December 31, 2010	2.50	1.05	2.42	1.01	-	-
Fiscal Year Ended December 31, 2009	2.05	0.41	2.28	0.30	-	-

Fiscal Year Ended December 31, 2013
First Quarter	0.36	0.20	0.37	0.19	-	-
Second Quarter	0.23	0.09	0.22	0.09	-	-
Third Quarter	0.17	0.09	0.17	0.09	-	-
Fourth Quarter	0.15	0.065	0.15	0.07	-	-

Fiscal Year Ended December 31, 2012
First Quarter	0.74	0.46	0.71	0.45	-	-
Second Quarter	0.60	0.34	0.55	0.35	-	-
Third Quarter	0.40	0.32	0.46	0.32	-	-
Fourth Quarter	0.54	0.32	0.60	0.33	-	-

February 2014	0.09	0.045	-	-	-	-
February 7-28, 2014	-	-	-	-	0.0795	0.05
February 1-6, 2014	-	-	0.08	0.04	-	-
January 2014	0.11	0.06	0.10	0.05	-	-
December 2013	0.10	0.07	0.11	0.07	-	-
November 2013	0.115	0.065	0.10	0.07	-	-
October 2013	0.15	0.105	0.15	0.10	-	-
September 2013	0.17	0.15	0.17	0.15	-	-

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

D.             Exchange Controls

     There currently are no laws, decrees, regulations, or other legislation in Canada that restrict the export or import of capital, or impose foreign exchange controls or affect the remittance of interest, dividends, or other payments to non-resident holders of our common shares, other than the withholding tax requirements described under subsection E. “Taxation” below. Canada has no system of exchange controls.

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

Passive Foreign Investment Company

     As a foreign corporation with U.S. Holders, we potentially could be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of our income which is passive, or the percentage of our assets which are held for the purpose of producing passive income. We believe we currently are a PFIC.

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

The Company is exposed to currency risk as follows:

	December 31, 2013		December 21, 2012
	US	Pesos	US	Pesos
Cash	$809,466	70,656	$1,715,415	183,410
Other receivables and restricted cash	34,500	-	69,000	-
Due from exploration partners	45,510	-	616,899	-
Reclamation bond	171,160	-	171,160	-
Accounts payable and accrued liabilities	(306,991)	(74,114)	(343,686)	(760,178)
Loan payable	(638,160)	-	-	-
Derivative liabilities - warrants	(1,102,970)	-	(784,988)	-
Net foreign exposure	$(987,485)	(3,458)	$1,443,800	(576,768)

Based on the above net foreign currency exposures as at December 31, 2013, and assuming all other variables remain constant, a 5% weakening or strengthening of the Canadian dollar against a) the US dollar would result in a change of $49,374 (2012 - $73,930) in the Company’s loss; and b) the Mexican peso would have no material impact in the Company’s loss for the year.

Interest rate risk

The Company’s cash and cash equivalents are held in bank accounts that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value as of December 31, 2013. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

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

PART II

ITEM 13.           DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14.           MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Effective June 12, 2013, in accordance with the vote of shareholders at the 2013 Annual General Meeting on June 12, 2013, we adopted a rights plan applicable to our common shares (the “Rights Plan”). This Rights Plan replaced an earlier shareholder rights plan dated June 18, 2008. Under the Rights Plan, we issued one right for no consideration in respect of each outstanding common share. All common shares we subsequently issue during the term of the Rights Plan will have one right represented for each common share. The term of the Rights Plan is through the first annual meeting of shareholders held after June 12, 2018. The rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of our common shares without complying with the Rights Plan or without a waiver from our Board of Directors.

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

ITEM 15.           CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

     Our management carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the fiscal year covered by this report. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2013, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control Over Financial Reporting

     Our management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) as such term is defined in Rule 13a-15(f) or Rule 15d-15(f) promulgated under the Exchange Act. Management (under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer) assessed the effectiveness of our ICFR as of December 31, 2013, using the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO 1992 framework). Based on this assessment, our management concluded that our ICFR were effective as of December 31, 2013.

     This annual report does not include an attestation report of our registered public accounting firm regarding our ICFR. Our management's report was not subject to attestation by our registered independent public accounting firm because we are not an accelerated filer or large accelerated filer and exempt as an Emerging Growth Company.

Changes in Internal Control Over Financial Reporting

     There were no changes in our internal control over financial reporting during the fiscal year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Year ended December 31,
	2013	2012
Audit Fees	$52,000	$101,000
Audit-Related Fees	Nil	$900
Tax Fees	$6,000	$3,000
All Other Fees	-	-

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

Item 16E.         Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     None.

Item 16F.         Change in Registrant’s Certifying Accountant

     Not applicable.

Item 16G.         Corporate Governance

     Not applicable.

Item 16H.         Mine Safety Disclosure

     Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (The “Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities. During the fiscal year ended December 31, 2013, the Company had no such specified health and safety violations, orders or citations, related assessments or legal actions, mining-related fatalities, or similar events in relation to the Company’s United States operations requiring disclosure pursuant to Section 1503(a) of the Dodd-Frank Act.

PART III

ITEM 17.           FINANCIAL STATEMENTS

ITEM 18.           FINANCIAL STATEMENTS

     Not applicable.

ITEM 19.           EXHIBITS

     The following documents are filed as exhibits to this annual report on Form 20-F:

Exhibit
Number	Description of Exhibit

1	Articles of Quaterra Resources Inc., dated December 13, 2007 (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form 8-A (0-55319) filed February 5, 2014).

2	Shareholder Rights Plan, dated June 12, 2013 (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form 8-A (0-55319) filed February 5, 2014).

4	Amended and Restated Service Agreement between Manex Resource Group and Quaterra Resources Inc. dated as of February 9, 2012 as amended September 1, 2013 and March 1, 2014.

8	List of Subsidiaries

12.1	Certification of the principal executive officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the principal financial officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit
Number	Description of Exhibit

13.1	Certification of the principal executive officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the principal financial officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUATERRA RESOURCES INC.

Dated: March 31, 2014	By:	/s/ Scott Hean
Scott B. Hean
Chief Financial Officer

(An Exploration Stage Company)

Audited Consolidated Financial Statements

December 31, 2013

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

“Steven Dischler” (signed)	“Scott Hean” (signed)

Steven Dischler	Scott Hean
President and Chief Executive Officer	Chief Financial Officer

March 24, 2014
Vancouver, British Columbia, Canada

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Quaterra Resources Inc.

We have audited the accompanying consolidated financial statements of Quaterra Resources Inc., which comprise the consolidated statements of financial position as at December 31, 2013 and 2012, and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended December 31, 2013, 2012 and 2011, and a summary of significant accounting policies and other explanatory information.

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

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Quaterra Resources Inc. as at December 31, 2013 and 2012, and its financial performance and its cash flows for the years ended December 31, 2013, 2012 and 2011 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Emphasis of Matter
Without qualifying our opinion, we draw attention to note 1 in the consolidated financial statements, which describes matters and conditions that indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern.

"Smythe Ratcliffe LLP" (signed)

Chartered Accountants

Vancouver, Canada
March 24, 2014

Quaterra Resources Inc.
Consolidated Statements of Financial Position
(Expressed in Canadian dollars)

	Note	December 31, 2013	December 31, 2012
Assets
Current assets:
Cash		$894,265	$1,795,555
Restricted cash		42,444	80,148
Amounts due from exploration partners		49,468	613,753
Taxes receivable		6,709	30,294
Prepaids and deposits		42,864	220,164
		1,035,750	2,739,914
Non-current assets:
Marketable securities	4	4,167	12,333
Equipment	5	150,374	224,876
Mineral properties	6	44,865,186	70,165,561
Reclamation bonds		182,046	170,287
Total assets		$46,237,523	$73,312,971

Liabilities
Current liabilities:
Accounts payable and accrued liabilities		$540,655	$656,115
Due to related parties	11	-	26,990
Loan payable	12	689,038	-
		1,229,693	683,105
Non-current liability
Derivative liability - warrants	7	1,191,784	774,673
Total liabilities		2,421,477	1,457,778

Shareholders' Equity
Share capital	8	116,135,532	115,816,740
Share-based payment reserve		19,480,034	19,020,057
Deficit		(91,799,520)	(62,981,604)
		43,816,046	71,855,193
Total liabilities and shareholders' equity		$46,237,523	$73,312,971

Approved on behalf of the
Board of Directors:
“Steven Dischler” (signed)	“Anthony Walsh” (signed)
Steven Dischler	Anthony Walsh

(See the accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
Consolidated Statements of Comprehensive Loss
(Expressed in Canadian dollars)

	Note	Years ended December 31,
		2013	2012	2011
General administrative expenses
Administration and general office expense		$657,751	$726,113	$701,670
Consulting		258,350	366,364	644,757
Depreciation		74,503	133,595	149,810
Directors' fees		-	126,971	110,294
Investor relations and communications		39,821	224,409	309,110
Personnel costs		806,269	1,135,986	1,152,792
Professional fees		643,417	595,753	429,889
Share-based payments	9(a)	459,977	1,046,517	2,846,707
Transfer agent and regulatory fees		104,838	142,561	149,580
Travel and promotion		80,518	53,137	203,086
		(3,125,444)	(4,551,406)	(6,697,695)

Exploration partner administration income		26,442	90,847	181,417
Foreign exchange loss		(7,866)	(166,914)	(189,877)
Fair value gain on derivative liability	7	2,363,892	-	-
Gain/(loss) on disposal of mineral properties, net	6	(1,735,714)	820,712	-
General exploration costs		(67,448)	(182,852)	(506,297)
Impairment of mineral properties	6	(26,212,984)	-	(4,183,224)
Impairment of marketable securities		(8,166)	(66,533)	-
Recovery (write-off) of equipment		-	39,954	(38,525)
Interest (expense) income		(50,628)	57,985	169,662
Write-off of taxes receivable		-	(895,769)	-
Net loss for the year		(28,817,916)	(4,853,976)	(11,264,539)
Unrealized loss on marketable securities		(8,166)	(15,334)	(34,000)
Transfer on impairment of marketable securities		8,166	66,533	-
Comprehensive loss for the year		$(28,817,916)	$(4,802,777)	$(11,298,539)
Loss per share - basic and diluted		$(0.17)	$(0.03)	$(0.08)
Weighted average number of common shares outstanding		172,117,694	155,378,395	144,227,216

(See the accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Years ended December 31,
	2013	2012	2011
Operating activities
Net loss for the year	$(28,817,916)	$(4,853,976)	$(11,264,539)
Items not involving cash:
Depreciation	74,503	133,595	149,810
Fair value gain on derivative liability	(2,363,892)	-	-
Gain/(loss) on sale of mineral property	1,735,714	(820,712)	-
Loan interest accrued	50,877	-
Share-based payments	459,977	1,046,517	2,846,707
Shares issued for services	-	30,000	90,000
Impairment of mineral properties	26,212,984	-	4,183,224
Impairment of marketable securities	8,166	66,533	-
Unrealized loss (gain) on foreign exchange	(11,759)	43,266	22,210
Write-off of taxes and other receivables	-	895,769	-
Write-off of equipment	-	-	38,525
	(2,651,346)	(3,459,008)	(3,934,063)
Changes in non-cash working capital
Taxes receivable	23,585	(14,796)	(626,826)
Prepaid and deposits	177,300	37,324	(4,452)
Accounts payable and accrued liabilities	47,048	(60,356)	181,646
Due to related parties	(26,990)	(20,894)	6,659
Cash used in operating activities	(2,430,403)	(3,517,730)	(4,377,036)
Financing activities
Shares and warrants issued for cash, net of issue costs	3,004,795	3,848,219	15,530,711
Loan payable	638,160	-	-
Derivative liability- warrants	-	774,673	-
Cash provided by financing activities	3,642,955	4,622,892	15,530,711
Investing activities
Expenditures on mineral properties	(4,205,935)	(13,397,677)	(17,345,625)
Due from exploration partners	564,285	(373,531)	638,548
Purchase of equipment	-	(9,676)	(318,787)
Reclamation bonds	-	348,805	(143,425)
Proceeds from disposal of mineral property	1,490,104	1,980,381	-
Restricted cash	37,704	11,500	(48,886)
Cash used in investing activities	(2,113,842)	(11,440,198)	(17,218,175)
Effect of foreign exchange on cash	-	(16,730)	(394)
Decrease in cash during the year	(901,290)	(10,351,766)	(6,064,894)
Cash , beginning of year	1,795,555	12,147,321	18,212,215
Cash, end of year	$894,265	$1,795,555	$12,147,321
Supplemental cash flow information (Note 14)

(See the accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
Consolidated Statements of Changes in Equity
(Expressed in Canadian dollars)

	Common Shares		Share-based	Accumulated Other
	Shares	Amount	payment reserve	Comprehensive Loss	Deficit	Total
Balance, December 31, 2010	136,464,161	$95,800,950	$15,643,693	$(17,199)	$(46,863,089)	$64,564,355
Common shares issued for cash, net of issue costs	3,293,407	5,918,882				5,918,882
Exercise of options and warrants	12,505,732	9,611,829				9,611,829
Common shares issued for services	89,983	90,000				90,000
Fair value of options and warrants exercised		501,860	(501,860)			-
Share-based payments			2,846,707			2,846,707
Unrealized loss on available-for-sale marketable securities				(34,000)		(34,000)
Net loss for the year					(11,264,539)	(11,264,539)
Balance, December 31, 2011	152,353,283	111,923,521	17,988,540	(51,199)	(58,127,628)	71,733,234
Common shares issued for cash, net of issue costs	10,541,571	3,848,219				3,848,219
Cancelled shares	(2,501)					-
Common shares issued for services	98,483	45,000	(15,000)			30,000
Share-based payments			1,046,517			1,046,517
Unrealized loss on available-for-sale marketable securities				(15,334)		(15,334)
Impairment of available-for-sale marketable securities				66,533		66,533
Net loss for the year					(4,853,976)	(4,853,976)
Balance, December 31, 2012	162,990,836	115,816,740	19,020,057	-	(62,981,604)	71,855,193
Common shares issued for cash, net of issue costs	29,810,000	3,004,795				3,004,795
Common shares issued for mineral properties	678,580	95,000				95,000
Derivative liability - warrants		(2,781,003)				(2,781,003)
Share-based payments			459,977			459,977
Unrealized loss on available-for-sale marketable securities				(8,166)		(8,166)
Impairment of available-for-sale marketable securities				8,166		8,166
Net loss for the year					(28,817,916)	(28,817,916)
Balance, December 31, 2013	193,479,416	$116,135,532	$19,480,034	$-	$(91,799,520)	$43,816,046

(See the accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

1.	Nature of operations and going concern

Quaterra Resources Inc. (“Quaterra” or the “Company”) is engaged in the acquisition and exploration of precious and base metal mineral properties in the United States and Mexico. Quaterra is a publicly listed company incorporated in Canada under the Business Corporations Act (British Columbia). The Company’s shares are listed on the TSX Venture Exchange (“QTA”) and the New York Stock Exchange “MKT” (“QMM”) until February 6, 2014 (Note 18(a)). The head office, principal address and records office of the Company are located at 1100 – 1199 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3T5. The Company’s registered office is 1710 - 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2L3.

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

The Company incurred a net loss of $28,817,916 for the year ended December 31, 2013 (2012 - $4,853,976; 2011 - $11,264,539). As at December 31, 2013, the Company had an accumulated deficit $91,799,520 with a working capital deficiency of $193,943.

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

Management is in the process of raising additional capital to finance operations through equity financing, joint venture partner arrangements and/or proceeds from disposal of its interests in certain mineral properties. Subsequent to December 31, 2013, the Company disposed of its uranium properties for $500,000 (note 18(c)).

The business of mining exploration involves a high degree of risk and there is no assurance that current exploration projects will result in future profitable mining operations. The Company has no source of revenue, and has significant cash requirements to meet its administrative overhead, pay its liabilities, and maintain its mineral interests.

These consolidated financial statements were approved by the board of directors for issue on March 24, 2014.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

2.	Summary of significant accounting policies

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) effective as of December 31, 2013. The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

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

(ii)

Fair value of derivative liabilities and share-based payments: the fair value of derivative liabilities that are not traded in an active market is determined by using a valuation technique. Management makes estimates and utilizes assumptions in determining the fair value for share- based payments, warrants, and the (gain) loss on the revaluation of the derivative liability;

(iii)	The Company applies judgment in assessing the functional currency of each entity consolidated in these financial statements; and
(iv)

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

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

2.	Significant accounting policies, continued

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

Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than the Company’s functional currency are recognized in net loss.

d)	Marketable securities

Marketable securities in entities over which the Company has no significant influence are classified as available-for-sale and are carried at quoted market value. Resulting unrealized gains or losses are reflected in other comprehensive loss, while realized gains or losses are reflected in net loss.

e)	Reclamation bonds

Certain cash is held in long-term reclamation bonds to support future reclamation work in the United States. No interest is earned on these bonds.

f)	Equipment

Equipment is measured at cost less accumulated depreciation and impairment losses. Cost comprises expenditures that are directly attributable to the acquisition of the asset. Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount of the equipment, and are recognized in net loss.

Depreciation is calculated over the estimated useful life of the assets using the declining-balance method at an annual rate of 30% for vehicles and field equipment, and up to 75% for computer equipment.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

2.	Significant accounting policies, continued

g)	Mineral properties

The cost of acquiring mineral properties and related exploration and development costs are deferred on an individual area of interest basis until the properties are placed into production, sold or determined to be impaired. Once a license to explore an area has been secured, directly attributable expenditures on exploration and evaluation activities are capitalized to mineral properties. Costs incurred to acquire an interest in a mineral property are capitalized as a mineral property acquisition cost. Costs incurred prior to obtaining the right to explore are expensed as incurred. Proceeds from the sale of properties or cash proceeds received from farm-out agreements are recorded as a reduction of the related mineral interest, with any excess proceeds accounted for in net loss.

Management reviews the carrying value of capitalized acquisition and exploration costs at least annually to consider whether there are any conditions that may indicate impairment.

h)	Unit offering

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

i)	Share-based payments

The Company has a stock option plan that is described in note 9. Share-based payments to employees are measured at the fair value of the equity instruments issued and are amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or at the fair value of the equity instruments issued (if it is determined the fair value of the goods or services cannot be reliably measured), and are recorded at the date the goods or services are received. The offset to the recorded cost is to share-based payment reserve. If and when the stock options or warrants are ultimately exercised, the applicable amount of reserve is transferred to share capital.

j)	Income (loss) per share

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
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

2.	Significant accounting policies, continued

k)	Income tax

Income tax comprises current and deferred tax. Income tax is recognized in net loss, except to the extent related to items recognized directly in equity or in other comprehensive loss.

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

l)	Financial instruments

Financial instruments are classified as one of the following: fair value through profit or loss (“FVTPL”), held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive loss and reported in shareholders’ equity.

The Company’s available-for-sale assets are marketable securities.

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss accordingly.

The Company’s warrants that have an exercise price denominated in US dollars, which is different to the Company’s functional currency, are treated as derivative liabilities at fair value determined using the Black-Scholes option pricing model. Changes in fair values have been recorded as gains or losses in net loss.

3.	Recent and future accounting changes

Recent accounting pronouncements

The IASB issued a number of new and revised accounting standards, which are effective for annual periods beginning on or after January 1, 2013. These standards include the following:

•	IAS 1 –	Presentation of Financial Statements
•	IFRS 10 –	Consolidated Financial Statements
•	IFRS 12 –	Disclosure of Interests in Other Entities
•	IFRS 13 –	Fair Value Measurement

The adoption of the above standards had no impact on the Company’s consolidated financial statements.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

3.	Recent and future accounting changes, continued

Future accounting pronouncements

At the date of authorization of these consolidated financial statements, the IASB and IFRIC have issued the following new and revised standards and interpretations, which are not yet effective for the relevant reporting periods.

The following standards have been published by the IASB, but have not yet been adopted by the Company:

IFRS 9 Financial Instruments (2009)

IFRS 9 introduces new requirements for classifying and measuring financial assets, as follows:

•	Debt instruments meeting both a “business model” test and a “cash flow characteristics” test are measured at amortized cost (the use of fair value is optional in some limited circumstances)
•	Investments in equity instruments can be designated as “fair value through other comprehensive income” with only dividends being recognized in profit or loss
•	All other instruments (including all derivatives) are measured at fair value with changes recognized in profit or loss
•	The concept of “embedded derivatives” does not apply to financial assets within the scope of the standard and the entire instrument must be classified and measured in accordance with the above guidelines.

The IASB has indefinitely deferred the mandatory adoption date of this standard.

IFRS 9 Financial Instruments (2010)

This is a revised version incorporating revised requirements for the classification and measurement of financial liabilities, and carrying over the existing de-recognition requirements from IAS 39 Financial Instruments: Recognition and Measurement.

The revised financial liability provisions maintain the existing amortized cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss – in these cases, the portion of the change in fair value related to changes in the entity's own credit risk is presented in other comprehensive income rather than within profit or loss.

The IASB has indefinitely deferred the mandatory adoption date of this standard.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

3.	Recent and future accounting changes, continued

IFRS 9 Financial Instruments (Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39) (2013)

A revised version of IFRS 9 which:

•

Introduces a new chapter to IFRS 9 on hedge accounting, putting in place a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures

•

Permits an entity to apply only the requirements introduced in IFRS 9 (2010) for the presentation of gains and losses on financial liabilities designated as at fair value through profit or loss without applying the other requirements of IFRS 9, meaning the portion of the change in fair value related to changes in the entity's own credit risk can be presented in other comprehensive income rather than within profit or loss

•

Removes the mandatory effective date of IFRS 9 (2010) and IFRS 9 (2009), leaving the effective date open pending the finalization of the impairment and classification and measurement requirements. Notwithstanding the removal of an effective date, each standard remains available for application.

This standard has no stated effective date.

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)

Amends IAS 32 Financial Instruments: Presentation to clarify certain aspects because of diversity in application of the requirements on offsetting, focused on four main areas:

•	the meaning of “currently has a legally enforceable right of set-off”
•	the application of simultaneous realization and settlement
•	the offsetting of collateral amounts
•	the unit of account for applying the offsetting requirements.

Applicable for the Company on January 1, 2014.

The IASB made certain improvements to the following standards:

•	IFRS 2 — Amends the definitions of “vesting condition” and ”market condition” and adds definitions for ”performance condition” and ”service condition”
•	IFRS 3 — Require contingent consideration that is classified as an asset or a liability to be measured at fair value at each reporting date
•

IFRS 8 — Requires disclosure of the judgments made by management in applying the aggregation criteria to operating segments, clarify reconciliations of segment assets only required if segment assets are reported regularly

•

IFRS 13 — Clarify that issuing IFRS 13 and amending IFRS 9 and IAS 39 did not remove the ability to measure certain short-term receivables and payables on an undiscounted basis (amends basis for conclusions only)

•	IAS 16 and IAS 38 — Clarify that the gross amount of property, plant and equipment is adjusted in a manner consistent with a revaluation of the carrying amount
•	IAS 24 — Clarify how payments to entities providing management services are to be disclosed.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

3.	Recent and future accounting changes, continued

Applicable to the Company beginning January 1, 2015.

The Company has not early-adopted these standards, amendments and interpretations; however, the Company is currently assessing the impact of these standards or amendments on the consolidated financial statements of the Company.

4.	Marketable securities

The following table presents the fair value of the Company’s shares of Redtail Metals Corp. (“Redtail”) and Auramex Resource Corp. (“Auramex”):

		December 31, 2013			December 31, 2012

			Accumulated			Accumulated
	Number of		unrealized	Carrying		unrealized	Carrying
	shares	Cost	gains (losses)	value	Cost	gains (losses)	value
Redtail	66,667	$38,866	$(38,199)	$667	$38,866	$(32,533)	$6,333
Auramex	100,000	40,000	(36,500)	3,500	40,000	(34,000)	6,000
		$78,866	$(74,699)	$4,167	$78,866	$(66,533)	$12,333

The fair value of these marketable securities has been determined by reference to their closing quoted share price at the reporting date.

During the years ended December 31, 2013 and 2012, management made the assessment that its marketable securities had experienced a prolonged decline in their fair values. Accordingly, an impairment of $8,166 (2012 - $66,533) was transferred from accumulated other comprehensive loss and recognized in net loss.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

5.	Equipment

	Computer	Field
	equipment	Equipment	Vehicles	Total

Cost
Balance, December 31, 2011	$148,031	$174,870	$481,615	$804,516
Additions during the year	-	-	9,676	9,676
Balance, December 31, 2012	148,031	174,870	491,291	814,192
Additions during the year	-	-	-	-
Balance, December 31, 2013	$148,031	$174,870	$491,291	$814,192
Accumulated depreciation
Balance, December 31, 2011	$112,714	$95,853	$247,154	$455,721
Depreciation for the year	27,398	23,705	82,492	133,595
Balance, December 31, 2012	140,112	119,558	329,646	589,316
Depreciation for the year	5,939	17,362	51,202	74,502
Balance, December 31, 2013	$146,051	$136,920	$380,848	$663,818
Carrying value
At December 31, 2012	$7,919	$55,312	$161,645	$224,876
At December 31, 2013	$1,980	$37,950	$110,443	$150,374

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

6.	Mineral properties

The total deferred acquisition and exploration costs for mineral properties for the year ended December 31, 2013 and 2012 were as follows:

			United States				Mexico
	MacArthur	Yerington	Bear	Herbert Gold	Uranium	Other	Nieves	Other	Total
Mineral Properties	Copper	Copper	Copper	Project	Properties	Properties		Properties
Acquisition
Balance, December 31, 2012	$3,077,838	$3,193,862	$-	$136,492	$4,962,589	$2,054,693	$1,623,310	$2,472,887	$17,521,671
Additions during the year	285,470	174,656	340,646	14,123	110,996	315,536	131,124	553,149	1,925,700
Recovery - Goldcorp	-	-	-	-	-	-	-	(24,226)	(24,226)
Disposal of mineral properties	-	-	-	-	-	-	-	(572,796)	(572,796)
Impairments	-	-	-	-	(4,573,585)	(334,200)	-	(2,429,014)	(7,336,799)
Balance, December 31, 2013	3,363,308	3,368,518	340,646	150,615	500,000	2,036,029	1,754,434	-	11,513,550

Exploration
Balance, December 31, 2012	18,783,675	6,521,961	-	1,512,046	7,867,075	717,824	4,692,483	12,548,826	52,643,890
Geological	509,680	328,365	12,013	30,916	137,279	40,301	82,070	513,817	1,654,441
Geophysical	51,761	9,975	353	-	6,171	177	30,817	7,676	106,930
Geochemical	-	2,672	-	227	-	-	932	-	3,831
Drilling	-	-	-	11,002	-	-	-	-	11,002
Technical Studies	112,243	174,228	-	6,896	-	-	1,281	-	294,648
Other	44,117	10,719	-	18,875	5,004	-	4,220	87,110	170,045
Additions during the year	717,801	525,959	12,366	67,916	148,454	40,478	119,320	608,603	2,240,897
Recovery - Goldcorp	-	-	-	-	-	-	-	(3,945)	(3,945)
Disposal of mineral properties								(2,653,022)	(2,653,022)
Impairments	-	-	-	-	(8,015,529)	(360,193)	-	(10,500,462)	(18,876,184)
Balance, December 31, 2013	19,501,476	7,047,920	12,366	1,579,962	-	398,109	4,811,803	-	33,351,636
Total acquisition and exploration
Balance, December 31, 2013	$22,864,784	$10,416,438	$353,012	$1,730,577	$500,000	$2,434,138	$6,566,237	$-	$44,865,186

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
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

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

6.	Mineral properties, continued

The Company is in the business of acquiring, exploring, and developing mineral properties in North America. Exploration programs are carried out through the Company’s management expertise and the use of consultants and contractors. Continuation of these programs is dependent on the Company’s ability to raise additional funds from the market and continuing participation of its exploration partners.

a)	MacArthur Property, Nevada

Pursuant to an agreement dated September 13, 2005, and subsequently amended, with North Exploration LLC (“North Exploration”), the Company acquired the right to earn an interest in certain unpatented mining claims covering the former MacArthur copper-oxide mine, in the Yerington Mining District of Lyon County, Nevada. The Company may elect to acquire the property by making the following staged payments totaling US$2,207,000, of which $424,000 was outstanding as of December 31, 2013:

(i)	US$635,000 and 150,000 shares by January 15, 2010 (paid and issued)
(ii)	US$524,000 on or before January 15, 2011 (paid)
(iii)	US$524,000 plus interest at the rate of 6% per annum by January 15, 2012 (paid)
(iv)	US$100,000 plus $31,440 interest by January 15, 2013 (paid)
(v)

US$212,000 plus interest by March 31, 2014 and January 15, 2015 (subsequent to year-end an amendment was made so that US$212,000 is due on July 1, 2014 and the interest portion of US$36,940 will be due as at March 31, 2014).

The property is subject to a 2% net smelter return royalty (“NSR”), which may be reduced to 1% for US$1,000,000.

b)	Yerington Property, Nevada

On April 27, 2011, the Company completed the acquisition of the Yerington property after more than three years of legal and environmental due diligence. The purchase price was US$500,000 cash, $250,000 of the Company’s common shares and a 2% NSR capped at US$7.5 million on commencement of commercial production.

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

Prior to closing on the property, the Company obtained Bona Fide Prospective Purchaser (“BFPP”) Reasonable Steps letters from the US Environmental Protection Agency (“EPA”), the State of Nevada Department of Environmental Protection (“NDEP”) and the Bureau of Land Management (“BLM”). These letters define reasonable steps that the Company could take to retain its status as a BFPP.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

6.	Mineral properties, continued

b)	Yerington Property, Nevada, continued

During the year ended December 31, 2012, the Company entered into a voluntary settlement agreement (the “Agreement”) with the EPA to assist in upgrading the fluid management system (the “System”), which manages fluids from the former Arimetco operations at the property. Under the terms of the Agreement, the Company agreed to complete a study of the System in order to determine additional repairs or modifications that may be required and to work with the EPA to determine which, if any, of the conclusions of the study should be implemented. As part of the Agreement, the Company obtained a site-wide covenant not to sue from the EPA for existing environmental contamination related to historic mining operations at the site. ARC is the primary responsible party for the existing environmental liabilities at the site due to its ownership of Anaconda and past operations at the site.

The first phase of the System upgrade was completed in 2012. The study was completed by the Company’s contractor in June 2013. The Company is cooperating with the EPA in the construction of the additional ponds through the provision of property at the site to construct the new ponds. The Company will prepare a final report for submission to the EPA so that they are issued a Notice of Completion for the work performed pursuant to the Agreement.

c)	Bear Copper Deposit, Nevada

On March 20, 2013, the Company entered into an exclusive exploration agreement with Desert Pearl Farms, LLC for an option to purchase the surface rights, mineral rights and surface water rights to the Hunewill Ranch property in Lyon County, Nevada. To earn the exclusive right to conduct mineral exploration on the property, the Company is required to make annual payments of US$1,480,000 according to the following schedule:

(i)	US$115,000 upon execution of agreement (paid)
(ii)	US$125,000 on or before March 20, 2014 (paid on March 14, 2014)
(iii)	US$140,000 on or before March 20, 2015
(iv)	US$160,000 on or before March 20, 2016
(v)	US$185,000 on or before March 20, 2017
(vi)	US$215,000 on or before March 20, 2018
(vii)	US$250,000 on or before March 20, 2019
(viii)	US$250,000 on or before March 20, 2020.

The Company has the right and option to purchase a 100% interest in the property at any time on or before March 19, 2021 (“purchase closing date”) for additional payments including a production royalty on the purchase closing date.

On November 12, 2013, the Company entered into a similar exploration agreement with Yerington Mining LLC for a property known as Yerington Mining property located in Lyon County, Nevada. To earn the rights and conduct mineral exploration on the property, the Company is required to make an annual payment of US$200,000 (2013 payment made) in the first two years and then US$100,000 on each anniversary date until November 12, 2021.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

6.	Mineral properties, continued

d)	Butte Valley Copper Prospect, Nevada

On January 1, 2011, the Company entered into an option agreement with North Exploration to acquire 41 mining claims in White Pine County, Nevada, known as the Butte Valley property. The Company can earn a 100% interest in the claims by making staged payments totaling US$1 million.

On August 2, 2012, the Company entered into a purchase and sale agreement with Freeport-McMoRan Mineral Properties Inc. (“FMMP”) for Butte Valley at gross proceeds of US$2 million. A gain of $820,712 from the sale was recorded in the year ended December 31, 2012.

On October 2, 2012, the Company received net proceeds of $1,737,692 from FMMP, after mineral claim payments and settlement fees. The Company retains the right, if and when FMMP completes a positive feasibility study, to elect to have either a 30% working interest in the project or a 2% NSR.

On July 29, 2013, the Company received an acquisition bonus of US$1,000,000 ($1,038,400) from FMMP related to the sale of the Butte Valley property sold to FMMP in October 2012. The acquisition bonus was contingent on FMMP acquiring certain other mineral properties in 2013 and was recognized in net loss.

e)	Wassuk Copper Project, Nevada

On May 26, 2011, the Company entered into a mining lease with an option to purchase agreement with Majuba Mining Ltd. to earn an interest in certain unpatented mining claims in Lyon County, Nevada, for US$1.61 million:

(i)	US$140,000 on or before May 26, 2011 (paid)
(ii)	US$130,000 on or before May 26, 2012 (paid)
(iii)	US$120,000 on or before August 23, 2013 (paid)
(iv)	US$110,000 each on or before May 26, 2014 and 2015
(v)	US$200,000 each on or before anniversary date until May 26, 2020.

The Company is required to incur a total of US$300,000 exploration work on or before May 26, 2014 and any difference between the actual expenditures and US$300,000 is required to be paid in the event that less than US$300,000 is so incurred.

The project is subject to a 3% NSR upon commencing commercial production of which 1% can be bought for US$1,500,000.

f)	South West Tintic, Utah

Pursuant to an agreement made in March 2007, the Company acquired the right to earn an interest in certain unpatented mining claims, which forms part of the South West Tintic Claims in Juab County, Utah. To earn a 100% interest, the Company was required to make US$1,000,000 option payments (US$60,000 paid) over ten years.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

6.	Mineral properties, continued

f)	South West Tintic, Utah, continued

Effective May 29, 2009, subsequently amended; the Company signed an earn-in agreement with Freeport-McMoRan Exploration Corporation (“FMEC”) of Phoenix, Arizona, for the property. Under the terms of the agreement, FMEC has the exclusive right and option to acquire a 70% ownership interest in this property by making a US$275,000 property payment (paid) and by spending US$4,725,000 on exploration over five years.

The property is subject to a 2% NSR on commencement of commercial production, which may be reduced to 1% for US$1,000,000.

g)	Goldfield East Claims, Nevada

On June 15, 2011, the Company entered into an option agreement with Nevada Alaska Mining Co., Inc. to acquire a 100% interest in certain mining claims in Esmeralda County, Nevada, for US$1,000,000 over ten years:

(i)	US$20,000 upon execution (paid)
(ii)	US$20,000 each on or before June 15, 2012 (paid) and 2013 (paid)
(iii)	US$40,000 on or before June 15, 2014
(iv)	US$50,000 each on or before June 15, 2015 and 2016
(v)	US$100,000 each on or before June 15, 2017, 2018 and 2019
(vi)	US$250,000 each on or before June 15, 2020 and 2021.

The property is subject to a 2% NSR on commencement of commercial production.

h)	Poker Brown Project, Nevada

On August 24, 2012, the Company entered into an option agreement with Nevada Alaska Mining Co., Inc. to acquire a 100% interest in certain mining claims in Pershing County, Nevada, for US$1,000,000 payable over ten years as follows:

(i)	US$20,000 upon execution (paid)
(ii)	US$20,000 each on or before August 24, 2013 (paid) and 2014
(iii)	US$40,000 on or before August 24, 2015
(iv)	US$50,000 each on or before August 24, 2016 and 2017
(v)	US$100,000 each on or before August 24, 2018, 2019 and 2020
(vi)	US$250,000 each on or before August 24, 2021 and 2022.

A 2.5% NSR is required upon commercial production of which 0.5% can be purchased at US$500,000.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

6.	Mineral properties, continued

i)	Reveille Property, Nevada

Pursuant to an agreement made in August 2010, the Company entered into a lease with an option to purchase certain mining claims known as the Reveille claims in Nye County, Nevada. The total consideration is US$1,000,000 over ten years as follows:

(i)	US$20,000 each execution (paid) and on or before July 31, 2011 (paid) and 2012 (paid)
(ii)	US$40,000 on or before November 30, 2013 (paid)
(iii)	US$50,000 each on or before July 31, 2014 and 2015
(iv)	US$100,000 each on or before July 31, 2016 and 2017
(v)	US$100,000 on or before July 31, 2018
(vi)	US$250,000 each on or before July 31, 2019 and 2020.

The property is subject to a 2% NSR on commencement of commercial production of which 1% can be bought down for US$1,000,000.

j)	Herbert Gold Project, Alaska

Pursuant to a joint venture agreement in June 2010 with Grande Portage Resources Ltd. (“Grande Portage”), the Company maintains a 35% interest in the Herbert Gold property while Grande Portage earned a 65% interest by having spent US$1,250,000 by June 15, 2012. The two parties bear their proportionate share of the costs for the further exploration and development of the property. If any party does not contribute their proportionate share of such costs, then the joint venture agreement includes a dilution formula whereby if any party's interest is reduced to 10% or less, its interest will be automatically converted into a 1% NSR, which may be acquired by the other party at any time for US$1,000,000.

Pursuant to an agreement made in November 2007, the Company, and subsequent to June 2010 the joint venture between Quaterra and Grande Portage, is required to make annual payments of US$12,000 from November 2007 to 2011 (paid), US$20,000 from November 2012 (paid to date) to 2017, and US$30,000 from November 2018 and every consecutive anniversary thereafter.

The property is subject to a NSR on commencement of commercial production as follows:

(i)	3.0% on gold prices less than US$400/ounce
(ii)	3.5% on gold prices between US$401/ounce and US$500/ounce
(iii)	4.0% on gold prices between US$501/ounce and US$600/ounce
(iv)	5.0% on gold prices above US$601/ounce.

k)	Cave Peak Molybdenum Prospect, Texas

Pursuant to an option agreement made in March 2007, the Company may acquire a 100% interest in certain prospect permits. The option payments are as follows: US$230,000 on or before March 27, 2010 (paid); US$150,000 on or before March 27, 2011 (paid by FMEC); and US$220,000 on or before March 27, 2012 (paid by FMEC).

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

6.	Mineral properties, continued

k)	Cave Peak Molybdenum Prospect, Texas, continued

On July 24, 2009, the Company acquired a mining lease with the state of Texas for 19 years for a total of US$120,462 (US$30,462 paid); US$35,000 is due upon the submittal of an initial plan of operations to conduct exploration; and US$55,000 on submittal of a supplemental plan of operations to conduct mining. If production has not commenced before one year of the date of the lease, the lease will be terminated unless delay payments are made on anniversary dates during the lease term as follows:

(i)	US$26,190 on July 24, 2010 (paid)
(ii)	US$26,190 on each anniversary date between 2011 and 2013 (all paid by FMEC)
(iii)	US$39,280 on each anniversary date between 2014 and 2018
(iv)	US$78,560 on each anniversary date between 2019 and 2023
(v)	US$104,750 on each anniversary date between 2024 and 2027.

Effective November 1, 2010, as amended February 3, 2012, the Company entered into an option agreement with FMEC, which allows FMEC to earn 70% of this property by paying future land and lease holding costs and by spending US$5,000,000 in exploration expenditures by December 31, 2016. Except for the 2011 land holding costs, which are a firm commitment, all other exploration expenditures are optional.

This property is subject to a production royalty of 6.25% on commencement of commercial production with an annual advanced minimum royalty (“AMR”) of US$500,000.

l)	Nieves Silver Concessions, Mexico

The Company owns equal interest in the Nieves silver property located in northern Zacatecas, Mexico with its US-based joint venture partner, Blackberry Ventures 1, LLC (“Blackberry”). All work plans are made in consultation with the joint venture partner, Blackberry, which contributes its share of ongoing exploration costs plus a 10% administration fee. As at December 31, 2013, Blackberry owed $49,468 (2012 - $613,753) for their share of exploration expenditures, which has subsequently been received by the Company.

The Nieves concessions are subject to a maximum 3% NSR to the original concession holders, which the Company may purchase at any time for US$2,000,000. In addition, Kennecott Exploration Company, the optionor in the initial Underlying Agreement, retained a 2% NSR on certain core claims and 1% on certain peripheral claims. On January 24, 2007, this NSR was purchased by Royal Gold Inc. Commencing January 26, 2004; an AMR payment of US$75,000 is due to the concession holders until the commencement of commercial production.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

6.	Mineral properties, continued

m)	Goldcorp – Investment Framework Agreement (“IFA”)

On January 29, 2010, the Company entered into an IFA with Goldcorp to fund the Company’s mining properties in central Mexico totaling US$10,000,000 over a two year period. In April 2012, the IFA was extended to January 29, 2013 for $2,480,000 through the issue of 4,000,000 common shares of the Company to Goldcorp.

During the year ended December 31, 2013, the IFA was further amended to extend the expiration for designation of Advanced Exploration Properties from January 2014 to January 2016. The amended terms include: i) lowering spending requirements to earn a 2% NSR from $2,000,000 over the first two years to $1,000,000 over the first three years; ii) lowering the minimum annual expenditure requirement after three years from $1,000,000 to $250,000; iii) allowing Goldcorp to pool expenditures from other projects to one project to meet the earn-in requirement described above.

On September 18, 2013, the Company announced the sale of three of its properties in central Mexico to Goldcorp for a total cash consideration of US$435,000 ($451,074) including taxes, which resulted in a loss of $2,774,114. The Company will retain a 2% NSR on each property for a maximum amount of US$2,000,000 per property.

n)	Impairments

In 2013, management assessed the Company’s ability to continue exploration activities on all of its mineral properties and made a decision to focus exploration efforts only on certain key properties and allow other claims to lapse. Accordingly, the following mineral properties were fully impaired to net loss:

(i)	Uranium properties – $12,589,114
(ii)	Missouri Flat – $117,860
(iii)	Copper Canyon – $576,533
(iv)	All Mexico properties other than Nieves – $12,929,477.

o)	Realization of assets

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

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

6.	Mineral properties, continued

p)	Title to mineral properties

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

q)	Environmental matters

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

7.	Derivative liability – warrants

During the year ended December 31, 2013, the Company issued 29,810,000 share purchase warrants (2012 -6,541,571) as part of a private placement offering (Note 8).

As these warrants have an exercise price denominated in a currency that is different from the Company’s functional currency, they are classified as derivative liabilities and carried at their fair values. Any changes in the fair value from period to period are recorded as a gain or loss in the results of operations for the year.

The fair value of each warrant was estimated to be US$0.089 on the date issued and subsequently remeasured at December 31, 2013 to be US$0.037 using the Black-Scholes option pricing model assuming an expected volatility of 100%, a risk-free interest rate of 1.07%, a dividend yield of 0% and an expected term of 2.7 years.

The fair value of each warrant issued in 2012 was estimated at US$0.12 on the date issued and subsequently re-measured at December 31, 2012 with no changes in fair value using the Black-Scholes option pricing model assuming an expected volatility of 85%, a risk-free interest rate of 1.10%, a dividend yield of 0% and an expected term of 2 years.

The subsequent re-measurement of the warrants issued in 2012 as at December 31, 2013 was calculated using the Black-Scholes option pricing model using an expected volatility of 91%, a risk-free interest rate of 1.07%, a dividend yield of 0% and an expected term of one year.

Option pricing models require the input of subjective assumptions including the expected price volatility, which was determined based on the historical volatility over the estimated life of the warrants. Changes in the assumptions can materially affect the fair value estimate.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

7.	Derivative liability – warrants, continued

The following table sets out the changes in derivative liability warrants during the years ended December 31, 2013 and 2012:

	Number of	Fair value	Weighted average
	warrants	assigned	exercise price
At December 31, 2012	6,541,571	$774,673	USD	0.53
Issuance of derivative warrants	29,810,000	2,781,003	USD	0.15
Change in fair value estimates	-	(2,363,892)
At December 31, 2013	36,351,571	$1,191,784	USD	0.22

8.	Share capital

a)	The Company has an unlimited number of common shares authorized without par value.

b)

On September 13, 2013, the Company completed a non-brokered private placement for gross proceeds of US$2,981,000 ($3,125,425) at a unit price of US$0.10 and issued 29,810,000 units. Each unit consisted of one common share and one share purchase warrant of the Company exercisable at US$0.15, expiring September 13, 2016.

The gross proceeds of $3,125,425 were allocated to common shares in the amount of $344,422 and to warrants (derivative liability) in the amount of $2,781,003; $106,455 share issue costs were paid and allocated against the common share proceeds.

c)

On December 28, 2012, the Company completed a non-brokered private placement for gross proceeds of US$2,289,550 ($2,259,462) at a unit price of US$0.35 and issued 6,541,571 units. Each unit consisted of one common share and one share purchase warrant exercisable at US$0.53, expiring December 28, 2014.

d)

On April 12, 2012, the Company closed a private placement and issued 4,000,000 common shares for gross proceeds of $2,480,000 under the terms of the Amended and Restated IFA with Goldcorp. Share issue costs of $61,118 were incurred.

The original IFA entered into January 29, 2010 provided Goldcorp with an option to acquire a certain interest in the Company’s central Mexico projects for US$10 million over two years. Pursuant to which, in February 2011, the Company issued 3,293,407 common shares and 1,646,703 share purchase warrants for gross proceeds of US$6,000,000 ($5,994,000) and, in February 2010, the Company issued 3,001,418 common shares and 1,500,709 share purchase warrants for gross proceeds of US$4,000,000 ($4,231,999).

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

9.	Share-based payments

a)	Stock options

The Company has a stock option plan (the “Plan”), which is approved by the shareholders annually. The Plan is designed to attract and retain individuals and to reward them for current and expected future performance. Options generally are granted for a maximum term of five years and expire 90 days following the termination of the optionee’s agreement. The exercise price for the options is set at the closing market price of the common shares on the grant date. The vesting period of options vary with terms determined by the board of directors. Under the Plan, the Company is authorized to grant stock options of up to 10% of the number of common shares issued and outstanding of the Company at any given time.

The following table presents changes in stock options for the years ended December 31, 2013 and 2012:

	December 31, 2013		December 31, 2012
		Weighted Average		Weighted Average
	Number of Options	Exercise Price	Number of Options	Exercise Price
Outstanding, beginning of year	14,010,000	$1.16	11,460,000	$1.53
Granted	3,955,000	$0.16	3,695,000	$0.47
Expired	(1,655,000)	$(2.47)	(1,145,000)	$2.61
Outstanding, end of year	16,310,000	$0.78	14,010,000	$1.16
Exercisable, end of year	15,710,000	$0.81	13,635,000	$1.17

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

9.	Share-based payments, continued

a)	Stock options, continued

The following table summarizes information about the stock options outstanding by expiry dates:

Exercise			Options Outstanding
price	Fair Value	Expire Date	December 31, 2013	December 31, 2012
$ 3.45	$ 2.05	March 31, 2013	-	150,000
$ 3.30	$ 1.87	June 19, 2013	-	905,000
$ 0.98	$ 0.52	November 9, 2014	1,705,000	1,745,000
$ 1.02	$ 0.51	November 9, 2014	2,095,000	2,095,000
$ 2.00	$ 1.22	January 14, 2015	-	40,000
$ 1.80	$ 0.85	April 1, 2015	100,000	100,000
$ 1.76	$ 0.97	April 22, 2015	200,000	200,000
$ 1.29	$ 0.75	August 9, 2015	1,535,000	1,605,000
$ 1.55	$ 0.90	October 6, 2015	65,000	65,000
$ 1.51	$ 0.90	November 3, 2015	100,000	100,000
$ 0.60	$ 0.12	December 31, 2015	400,000	400,000
$ 1.60	$ 0.96	March 24, 2016	275,000	305,000
$ 1.25	$ 0.74	August 9, 2016	2,635,000	2,800,000
$ 0.90	$ 0.51	October 24, 2016	300,000	300,000
$ 0.50	$ 0.32	March 27, 2017	100,000	100,000
$ 0.45	$ 0.28	June 28, 2017	2,845,000	3,100,000
$ 0.16	$ 0.12	September 19, 2018	3,955,000	-
Total stock options outstanding			16,310,000	14,010,000

The weighted average remaining contractual life for options outstanding and exercisable on December 31, 2013 was 2.73 (2012 – 2.91) years and 2.65 (2012 – 2.90) years, respectively.

On February 3, 2014, 90,000 stock options at a weighted exercise price of $0.65 expired unexercised due to forfeiture.

The Company uses the following weighted average assumptions in the Black-Scholes option pricing model to fair value the options granted:

	December 31, 2013	December 31, 2012	December 31, 2011
Weighted average share price	$0.16	$0.44	$1.26
Risk-free interest rate	1.72%	1.11%	1.13%
Expected share price volatility	96%	82%	89%
Expected option life in years	5.0	3.9	4.0
Forfeiture rate	0%	0%	0%
Expected dividend yield	0%	0%	0%

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

9.	Share-based payments, continued

a)	Stock options, continued

Volatility was determined based on the historical volatility over the estimated lives of the options.

The share-based payments expense is incurred as follows:

	Years ended December 31,
	2013	2012	2011
Consultants	$96,559	$368,835	$1,078,605
Directors and officers	336,745	460,455	1,018,476
Employees	26,673	217,227	749,626
	$459,977	$1,046,517	$2,846,707

b)	Share purchase warrants

The following table presents changes in warrants for the years ended December 31, 2013 and 2012:

	December 31, 2013		December 31, 2012
	Number of	Weighted Average	Number of	Weighted Average
	Warrants	Exercise Price	Warrants	Exercise Price
Outstanding, beginning of year	8,188,274	$0.88	9,009,512	$1.94
Issued	29,810,000	$0.15	6,541,571	$0.53
Expired	(1,646,703)	$2.27	(7,362,809)	$1.87
Outstanding, end of year	36,351,571	$0.23	8,188,274	$0.88

The following summarizes information about the share purchase warrants as of December 31, 2013 and 2012:

Expiry date		Exercise price	December 31, 2013	December 31, 2012
February 7, 2013		$2.27	-	1,646,703
December 28, 2014	USD	0.53	6,541,571	6,541,571
September 13, 2016	USD	0.15	29,810,000	-
			36,351,571	8,188,274

10.	Compensation of key management

Key management comprises directors and executive officers. Certain executive officers are entitled to termination benefits equal to up to two years’ gross salary amounting to $1,600,000 in the event of a change of control. The Company has no post-employment benefits and other long-term employee benefits.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

10.	Compensation of key management, continued

Compensation awarded to key management was as follows:

	Years ended December 31,
	2013	2012	2011
Salaries and employee benefits	$607,322	$918,297	$805,770
Directors' fees	-	126,971	110,294
Share-based payments (note 9(a))	336,745	460,455	1,018,476
	$944,067	$1,505,723	$1,934,540

Per a board resolution in May 2013, until further notice, directors’ fees were suspended and no longer accrued.

11.	Related party transactions

The Company’s related parties consist of companies owned by executive officers or directors. The following fees and expenses were incurred in the normal course of operations:

	Years ended December 31,
	2013	2012	2011
Manex Resources Group(a)	$463,024 $	535,349	$514,577
Lawrence Page Q.C. Law Corp(b)	14,187	4,115	6,410
Atherton Enterprises Ltd.(c)	88,542	157,880	175,000
	$565,753 $	697,344	$695,987

a)

Manex Resources Group (“Manex”) is a private company owned by the Corporate Secretary that provides general office and administrative services. As of December 31, 2013, $nil (2012 - $26,374) was still owing in due to related parties.

b)	Lawrence Page, Q.C. Law Corp. is a company owned by the Corporate Secretary that provides legal services. As of December 31, 2013, $nil (2012 - $616) was still owing in due to related parties.

c)	Atherton Enterprises Ltd. is a private company owned by an officer that provides CFO services to the Company. Effective December 1, 2013, Mr. Scott Hean became a salaried employee of the Company.

12.	Loan payable

During the year ended December 31, 2013, the former President and CEO of the Company, Tom Patton, advanced three loans to the Company in the principal amount of US$800,000 of which US$200,000 was repaid. The loans are unsecured, bear annual interest at 10% per annum and are repayable as follows:

a)	US$500,000 due on demand;
b)	US$100,000 due on December 5, 2013

The principal and interest amount owing at December 31, 2013 amounted to $689,038 (US$638,160). The loans were re-negotiated in March 2014 so that the entire balance of US$600,000 is now due on demand with a 40-day notice period.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

13.	Commitments

a)

On February 9, 2012, the Company renewed its service agreement with Manex for its Vancouver head office administration and corporate services at a monthly rate of $15,750 for office rent plus accounting and administration services provided at agreed market rates for a five-year term expiring August 31, 2017. The service agreement was amended September 1, 2013 to reduce the fee for services to a monthly rate of $11,667 and again on March 1, 2014 to reduce office rent to $8,000 per month. The Company may terminate the agreement by paying Manex the lesser of $96,000 or a total fee owing for the remainder of the term.

b)

On March 1, 2011, the Company’s US subsidiary entered into a lease agreement for its premises located in the city of Yerington, Nevada. The initial term of the lease is three years with an option to extend for an additional three years. The lease is currently extended to February 28, 2015 at US$3,400 per month.

c)	As of December 31, 2013, the Company had the following commitments related to its office premises in Vancouver, British Columbia and Yerington, Nevada:

December 31, 2014	$146,522
December 31, 2015	103,232
December 31, 2016	96,000
December 31, 2017	64,000
$409,754

14.	Supplemental cash flow information

For the years ended	December 31,	December 31,	December 31,
	2013	2012	2011
Non-cash items
Mineral property expenditures included in accounts payable	$139,860	$302,366	$1,415,599
Non-cash share issue costs	$-	$-	$-
Shares received for mineral properties	$-	$-	$-
Shares issued for mineral properties	$95,000	$-	$-

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

15.	Deferred income taxes

a)	A reconciliation of income tax provision computed at Canadian statutory rates to the reported income tax provision is provided as follows:

	2013	2012	2011
Loss for the year	$28,817,916 $	4,853,976	$11,264,539
Canadian statutory tax rate	26.0%	25.0%	26.5%
Income tax benefit computed at statutory rates	7,492,658	1,213,494	2,985,103
Foreign tax rates different from statutory rates	(36,163)	224,933	266,896
Temporary differences	(12,239)	887,107	311,553
Change in timing differences	(2,996,296)	427,291	(1,316,464)
Rate difference between current and deferred taxes	68,671	(66,920)	45,108
Foreign exchange gains or losses	1,600,854	(531,660)	345,176
Permanent differences	(120,846)	(284,224)	(820,811)
Unused tax losses and tax offsets not recognized in tax asset	(5,996,639)	(1,870,021)	(1,816,561)

	$-	$-	$-

Effective April 1, 2013, the British Columbia provincial tax increased from 10% to 11% and the Canadian federal corporate tax rate remained unchanged at 15%. The overall increase in tax rates has resulted in an increase in the Company’s statutory tax rate from 25% to 26%.

b)	The tax effected items that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31, 2013 and 2012 are presented below:

	2013	2012
Deferred tax assets
Tax losses carried forward	$1,838,546	$5,915,207
Tax value over book value of equipment	-	59,294
Deferred tax assets	1,838,546	5,974,501
Deferred tax liability
Book value over tax value of mineral properties	(1,838,546)	(5,974,501)
Net deferred tax assets	$-	$-

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

15.	Deferred income taxes, continued

c)

The Company recognizes tax benefits on losses or other deductible amounts generated in countries where it is probable the deferred tax assets will be recovered. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	December 31,	December 31,
	2013	2012

Non-capital losses	$42,394,557	$22,770,000
Share issue costs	947,700	709,000
Tax value over book value of mineral properties	7,864,928	5,915,000
Tax value over book value of equipment	641,500	134,000
Tax value over book value of investments	37,400	33,000
Unrecognized deductible temporary differences	$51,886,085	$29,561,000

The Company’s unused non-capital losses expire as follows:

	Canada	United States	Mexico
2014 - 2018	$643,000	$-	$7,111,000
2019 - 2023	-	979,000	16,700,000
2024 - 2032	18,334,000	5,193,000	-
Total	$18,977,000	$6,172,000	$23,811,000

16.	Segmented information

The Company has one business segment, the exploration of mineral properties. The Company’s significant non-current assets are distributed by geographic locations as follows:

	December 31, 2013		December 31, 2012
	Property	Mineral	Property	Mineral
	equipment	property	equipment	property
Mexico	$78,142	$6,566,237	$116,722	$21,337,506
U.S.A	72,232	38,298,949	108,154	48,828,055
Total	$150,374	$44,865,186	$224,876	$70,165,561

17.	Capital management and financial instruments

The Company considers its capital under management to consist of shareholders’ equity. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

17.	Capital management and financial instruments, continued

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

There were no changes in the Company’s approach to capital management during the year ended December 31, 2013.

The Company designates the fair value of financial instruments according to the following:

Level 1 -	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2 -	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.
Level 3 -	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Company’s activities expose it to a variety of risks arising from financial instruments. These risks and management’s objectives, policies and procedures for managing these risks are disclosed as follows.

The following is a summary classification of financial instruments as of December 31, 2013 and 2012:

				Other	Total
	Loans and	Available-for-	Held-for-	financial	carrying
December 31, 2013	receivables	sale	trading	liabilities	value
Financial assets
Cash	$-	$-	$894,265	$-	$894,265
Restricted cash	42,444				42,444
Amounts due from exploration partners	49,468				49,468
Marketable securities		4,167			4,167
Reclamation bonds	182,046				182,046
Financial liabilities
Accounts payable and accrued liabilities				(540,655)	(540,655)
Loan payable				(689,038)	(689,038)
Derivative liability - warrants		(1,191,784)			(1,191,784)
	$273,958	$(1,187,617)	$894,265	$(1,229,693)	$(1,249,087)

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

17.	Capital management and financial instruments, continued

					Total
	Loans and	Available-	Held-for-	Other financial	carrying
December 31, 2012	receivables	for-sale	trading	liabilities	value
Financial assets
Cash	$-	$-	$1,795,555	$-	$1,795,555
Restricted cash	80,148				80,148
Amounts due from joint venture partners	613,753				613,753
Marketable securities		12,333			12,333
Reclamation bonds	170,287				170,287
Financial liabilities
Accounts payable and accrued liabilities				(656,115)	(656,115)
Due to related parties				(26,990)	(26,990)
Derivative liability - warrants		(774,673)			(774,673)
	$864,188	$(762,340)	$1,795,555	$(683,105)	$1,214,298

Fair value

The Company’s marketable securities measured at fair value were categorized in Level 1 at $4,167 (2012 -$12,333). The fair value of the Company’s marketable securities is based on active market prices at the reporting date.

The derivative liability is measured at fair value and categorized in Level 2 at $1,191,784 (2012 - $774,673). The fair value of the derivative liability is based on the Black-Scholes option pricing model inputs disclosed in note 7, as determined at the reporting date.

The recorded amount for cash, restricted cash, amount due from exploration partners, amounts due from and to related parties, and accounts payable and accrued liabilities approximate their fair values due to their short-term nature. The carrying values of the reclamation bonds approximate their fair values, as these balances are redeemable on demand.

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

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

17.	Capital management and financial instruments, continued

Market risk, continued

Currency risk, continued

The Company is exposed to currency risk as follows:

	December 31, 2013		December 21, 2012
	US	Pesos	US	Pesos
Cash	$809,466	70,656	$1,715,415	183,410
Other receivables and restricted cash	34,500	-	69,000	-
Due from exploration partners	45,510	-	616,899	-
Reclamation bond	171,160	-	171,160	-
Accounts payable and accrued liabilities	(306,991)	(74,114)	(343,686)	(760,178)
Loan payable	(638,160)	-	-	-
Derivative liabilities - warrants	(1,102,970)	-	(784,988)	-
Net foreign exposure	$(987,485)	(3,458)	$1,443,800	(576,768)

Based on the above net foreign currency exposures as at December 31, 2013 and 2012, and assuming all other variables remain constant, a 5% weakening or strengthening of the Canadian dollar against a) the US dollar would result in a change of $49,374 (2012 - $73,930) in the Company’s loss; and b) the Mexican peso would have no material impact in the Company’s loss for the year.

Interest rate risk

The Company’s cash is held in bank accounts that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value as of December 31, 2013. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

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

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2013, 2012 and 2011
(Expressed in Canadian dollars)

17.	Capital management and financial instruments, continued

Market risk, continued

Credit risk, continued

The Company’s financial instruments that are exposed to credit risk and for which the balances represent the maximum exposure to credit risk are cash, restricted cash, amounts due from exploration partners, and taxes and other receivables. The Company manages its credit risk on cash and restricted cash by maintaining these balances at Canadian chartered banks and financial institutions that have high credit ratings assigned by international credit ratings agencies. The Company’s credit risk associated with amounts due from exploration partners is minimized as a result of a strong and continuing working relationship with the partners. Taxes receivables include balances due from the Canadian federal government.

At December 31, 2012, management assessed the probability of recovering the non-current taxes receivable and determined that the probability of recovery was remote and, accordingly, recognized an impairment loss of $895,769 (2011 - $nil).

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities and through the management of its capital structure. Accounts payable and accrued liabilities of $540,654 are due in the first quarter of fiscal 2014 and US$600,000 loans payable are due on demand.

18.	Subsequent events

a)

On February 6, 2014, after the close of trading, the Company’s shares were delisted from the NYSE MKT following its voluntary delisting announced on January 17, 2014. The delisting from the NYSE MKT will not affect the listing of the shares on the TSX Venture Exchange. On February 7, 2014, the Company’s common shares commenced trading on the OTCQX market under the symbol “QTRRF”.

b)

On March 1, 2014, the Company amended its service agreement with Manex for its Vancouver head office. The revised agreement indicates a revised rent of $8,000 per month, with no change to services or the expiry date.

c)

On March 14, 2014, the Company completed the sale of its uranium properties located in the states of Arizona, Utah and Wyoming for gross proceeds of $500,000. These properties were considered impaired and written down during the year ended December 31, 2013. The sale will provide working capital and free up time and resources for the Company to focus on its core copper properties in Yerington district.