Form 20-F
period 2014-12-31
QUATERRA RESOURCES INC
filed 2015-03-31
CIK 1339688

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or
[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014

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
[   ] Yes      [X] No

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
[   ] Yes      [X] No

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements about our operations and planned future activities within the meaning of the safe harbor for such statements under the Private Securities Litigation Reform Act of 1995. Statements that are not historical fact and relate to predictions, expectations, belief, plans, projections, objectives, assumptions, future events, or future performance may be “forward-looking statements.” Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, “plan” or similar words. You are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

•	our ability to finance the continued exploration of our mineral properties;

•	our history of losses and expectation of future losses;

•	our ability to obtain adequate financing for our planned development activities;

•	uncertainty of production at our mineral exploration properties;

•	the lack of Proven Mineral Reserves or Probable Mineral Reserves;

•	the impact governmental regulations, including environmental regulations; and

•	commodity price fluctuations.

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

- iii -

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

- iv -

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

Reserve(s):	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

Reverse circulation drill:	A rotary percussion drill in which the drilling mud and cuttings return to the surface through the drill pipe.

Tailings:	Material rejected from a mill after recoverable valuable minerals have been extracted.

GLOSSARY OF ABBREVIATIONS

Ag:	Silver
Ag g/t:	Silver grade measured in grams per metric tonne
AMR:	Advance minimum royalty payments
Au:	Gold
Au g/t:	Gold grade measured in grams per metric tonne
Ba:	Barium

- v -

Co:	Cobalt
CSAMT:	Controlled source audio-frequency magneto telluric geophysical survey
Cu:	Copper
EIS:	Environmental Impact Statement
Fe:	Iron
43-101:	Canadian National Instrument 43-101
gpm:	gallons per minute
gpt:	grams per tonne
g/t:	grams per tonne
IP:	Induced Polarization geophysical survey
m.y:	Million years
Ni:	Nickel
NSR:	Net smelter return royalty
Oz:	Troy ounce
oz/t or opt:	Ounces per ton.
Pb:	Lead
Pd:	Palladium
PGE:	Platinum Group Element
PGM:	Platinum group minerals
PPB:	Parts per billion
PPM:	Parts per million
Pt:	Platinum
S:	Sulphur
TD:	Total depth of a drill hole.
tpd:	Tonnes per day
U3O8:	Uranium oxide known as “yellow cake”.
VLF:	Very low frequency electromagnetic geophysical survey
VMS:	Volcanogenic massive sulphide

CONVERSION TABLES

Conversion Table
Imperial			Metric

1 Acre	=	0.404686	Hectares
1 Foot	=	0.304800	Metres
1 Mile	=	1.609344	Kilometres
1 Ton	=	0.907185	Tonnes
1 Ounce (troy)/ton	=	34.285700	Grams/Tonne

Precious metal units and conversion factors

ppb	- Part per billion	1	ppb	=	0.0010	ppm	=	0.000030	oz/t
ppm	- Part per million	100	ppb	=	0.1000	ppm	=	0.002920	oz/t
oz	- Ounce (troy)	10,000	ppb	=	10.0000	ppm	=	0.291670	oz/t
oz/t	- Ounce per ton (avdp.)	1	ppm	=	1.0000	ug/g	=	1.000000	g/tonne
g	- Gram
g/tonne	- gram per metric ton	1	oz/t	=	34.2857	ppm
mg	- milligram	1	Carat	=	41.6660	mg/g
kg	- kilogram	1	ton (avdp.)	=	907.1848	kg
ug	- microgram	1	oz (troy)	=	31.1035	g

- vi -

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.      Selected Financial Data - Unless otherwise indicated, all monetary references herein are denominated in Canadian Dollars. References to “$” or “Dollars” are to Canadian Dollars and references to “US$” or “U.S. Dollars” are to United States Dollars.

The following table sets forth our selected consolidated financial data for the five years ended December 31, 2014 prepared in accordance with IFRS as issued by IASB for the years ended December 31, 2014, 2013, 2012, 2011 and 2010. This information should be read in conjunction with our consolidated financial statements included in Item 17 of this annual report.

	Fiscal year ended December 31,
IFRS	2014	2013	2012	2011	2010
Sales or operating revenues	Nil	Nil	Nil	Nil	Nil
					(2,769,248)
Net (loss) for the year	(2,484,716)	(28,817,916)	(4,853,976)	(11,264,539)
					(0.08)
(Loss) per common share - basic and diluted	(0.01)	(0.17)	(0.03)	(0.08)
Total assets	43,920,079	46,237,523	73,312,971	73,610,822	65,460,923
Net assets	41,586,923	43,816,046	71,855,193	71,733,234	64,564,355
Capital stock	116,135,532	116,135,532	115,816,740	111,923,521	95,800,950
Number of common shares outstanding	193,479,416	193,479,416	162,990,836	152,353,283	136,464,161

Derivative liability - warrants	1,500,467	1,191,784	774,673	-
Cash dividends per common share	Nil	Nil	Nil	Nil	Nil

(1)	The adoption of IFRS by the Company did not require restatement of fiscal years prior to 2010.

Exchange Rate Data

For the past five fiscal years ended December 31, 2014, the average rates calculated by using the average of the exchange rates on the last day of each month during the period) and for each of the previous six months, the high and low exchange rates for Canadian dollars expressed in terms of U.S. dollars (i.e., U.S. dollars required to purchase one Canadian dollar). The information was provided by the Bank of Canada:

Financial Year	Average Exchange Rate
2014	0.9058
2013	0.9699
2012	0.998917
2011	0.988667
2010	1.0295

Financial Month	Exchange Rate
	High	Low
February 2015	0.8054	0.7851
January 2015	0.8620	0.7897
December 2014	0.8806	0.8587
November 2014	0.8906	0.8756
October 2014	0.8994	0.8833
September 2014	0.9201	0.8962

On March 24, 2015, the ending exchange rate for the conversion of one U.S. dollar into one Canadian dollar was 0.7823.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

The Company does not generate operating revenue and must finance exploration activity by other means, such as raising funds through the continued sale of non-core assets, optioning certain property interests, such as the Yerington project copper assets to Freeport McMoran, the outright sale of properties, and finally, the issuance of debt and/or equity. The Company cannot provide any assurance that additional funding will be available for further exploration of the Company’s projects or to fulfill anticipated obligations under existing property agreements.

The consolidated audited financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The ability of the Company to continue as a going concern and meet its commitments as they become due, including completion of the exploration and development of its mineral properties, is dependent on the Company’s ability to obtain the necessary funding. Two sale transactions totaling US$9 million (Nieves and the sale of residual United States mineral properties to Freeport McMoRan Mineral Properties, Inc.) occurred in the fourth quarter 2014. With the closing of these transactions, management believes the Company has sufficient funds for the next full year of operations.

The Company has a history of losses and expects to incur losses for the foreseeable future.

The Company has incurred losses during each of the reporting periods. Quaterra expects to continue to incur losses unless and until such time as one or more of the properties enter into commercial production and generate sufficient revenues to fund the Company’s continuing operations. The Company had a positive working capital of $3,754,387 at December 31, 2014.

Future equity transactions could cause dilution of present and prospective shareholders.

Historically, the Company has financed operations through private placements of common equity shares. In order to finance future operations and development efforts, the Company may raise funds through the issue of common shares, the issuance of securities convertible into common shares through private placements or public offerings, or the sale of assets. The common shares in these financings often are sold at a discount to market prices, and the exercise price of the warrants sometimes is at or may be lower than market prices. The Company cannot predict the size of future issues of common shares or the issue of securities convertible into common shares or the effect, if any, that issues and sales of the Company’s common shares will have on the market price of its common shares. Any transaction involving the issue of common shares, or securities or convertible into common shares, could result in dilution, possibly substantial, to present and prospective holders of common shares, either at the time of the financing or subsequently when restrictions if any expire and the common shares are resold into the public markets. Similarly, the Company cannot predict the value of any asset sale nor its effect on the market price of its common shares.

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

The Company does not have Proven Mineral Reserves or Probable Mineral Reserves.

The Company has not established the presence of any Proven Mineral Reserves or Probable Mineral Reserves (as such terms are defined in National Instrument 43-101 of the Canadian Securities Administrators) at any of Quaterra’s mineral properties. The Company cannot provide any assurance that future feasibility studies will establish Proven Mineral Reserves or Probable Mineral Reserves at Quaterra’s properties. The failure to establish Proven Mineral Reserves or Probable Mineral Reserves could restrict the Company’s ability to successfully implement its strategies for long-term growth.

Mineral resource estimates are subject to updates which may differ from prior estimates and adversely affect the value of the Company’s properties.

The estimating of mineralization is a subjective process and the accuracy of estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting engineering and geological information. There is significant uncertainty in these Mineral Resource estimates, and the actual deposits encountered and the economic viability of mining a deposit may differ significantly from our estimates. From time to time, Quaterra obtains updated resource estimates and technical reports related to the Company’s mineral properties.

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

U.S. and Canadian securities markets in recent years have experienced high levels of price and volume volatility, and the market price of securities of many companies have experience wide fluctuation in price which have not necessarily been related to the operating performance underlying assets values or prospects of such companies. Factors unrelated to Quaterra’s financial performance or prospects include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The Company’s share price, financial condition, and results of operations are all also likely to be significantly affected by short-term changes in copper, gold, and silver prices. Continual fluctuations in metal prices may occur. As a result of any of these factors, the market price of the Company’s shares at any given point in time may be subject to wide swings unrelated to any direct action by Quaterra’s operations.

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

The Company’s properties may be subject to uncertain title

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

Quaterra is organized under the law of and headquartered in British Columbia, Canada, and several of the Company’s directors and officers are not citizens or residents of the U.S. In addition, a substantial part of the Company’s assets are located outside the U.S. and Canada. As a result, it may be difficult or impossible for one to (a) enforce in courts outside the U.S. judgments against the Company and a majority of Quaterra’s directors and officers, obtained in U.S. courts based upon the civil liability provisions of U.S. federal securities laws or (b) bring in courts outside the U.S. an original action against the Company and its directors and officers to enforce liabilities based upon such U.S. securities laws.

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

The Company’s registered office is located at 1200 – 750 West Pender Street, Vancouver, British Columbia, Canada, V6C 2T8, Telephone: (604) 681-1194. The Company’s head office is located at 1100 – 1199 West Hastings Street, Vancouver, British Columbia, Canada V6E 3T5. Telephone: (604) 684-9384, Facsimile: (604) 641-2740. The Company’s website is www.quaterra.com. We are not including the information contained on our website as part of, or incorporating it by reference into, this Annual Report on Form 20-F.

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

On January 1, 2011, the Company entered into an option agreement with North Exploration LLC to acquire 41 mining claims in White Pine County, Nevada, known as Butte Valley property. The Company could earn a 100% interest in the claims by making staged payments totaling US$1 million. The Company had an option at any time to purchase the property for the difference between US$1 million and the sum of amounts previously paid or if the full amounts had been paid under the above the sum of US$1. The property was subject to 2.5% NSR upon commencement of commercial production of which 1% could be bought down for US$1 million. On October 2, 2012, Quaterra sold the Butte Valley porphyry copper prospect to Freeport-McMoRan Mineral Properties Inc. (FMMP). FMMP paid Quaterra US$2 million, with a contingent acquisition bonus of US$1 million possible in the future if FMMP acquired certain additional designated properties in the area. The bonus was subsequently paid on July 29, 2013. Quaterra also retained the right, if and when FMMP completed a positive feasibility study, to elect to have either a 30% working interest in the project or a 2% NSR royalty. Please see the note for October 3, 2014, below for subsequent developments.

On February 7, 2011, Quaterra completed a private placement of 3,293,407 units for gross proceeds of US$6.0M (C$5,994,000) received from Goldcorp of Vancouver, B.C., pursuant to the 2010 Goldcorp-Quaterra Investment Framework Agreement (“IFA”). Each unit consisted of one common share and one-half of one share purchase warrant with an exercise price of $2.27 per full warrant expiring February 7, 2013.

On April 27, 2011, Quaterra completed the purchase of the Yerington property from Arimetco, Inc. Assets purchased include 4.2 square miles of patented claims and fee mineral properties centered on the former Anaconda open pit copper mine including 8,600 acre feet per year of water rights. This property, together with 9.3 and 13.2 square miles of unpatented claims at Yerington and nearby MacArthur respectively, provides the Company with a significant land position in the center of an historic copper camp. Quaterra has paid the remaining cash acquisition cost and has released 250,000 common shares of the Company stock previously issued and under escrow.

On May 12, 2011, pursuant to its January 1, 2011 option, Quaterra announced its acquisition of the Butte Valley porphyry copper prospect, located in White Pine County, Nevada. The property consists of approximately 45 square miles of mineral rights obtained by optioning and staking a total of 1,483 unpatented U.S. lode claims. The property was subsequently sold to FMMP in 2014 as mentioned above.

On May 26, 2011, the Company entered into a mining lease with an option to purchase agreement with Majuba Mining Ltd. to earn an interest in certain unpatented mining claims in Lyon County, Nevada, for US$1.61 million. The Company is required to incur a total of US$300,000 exploration work on or before the third anniversary and any difference between the actual expenditures and US$300,000 is required to be paid in the event that less than US$300,000 is so expended. The project is subject to 3% NSR upon commencing commercial production of which 1% can be bought for US$1,500,000. Subsequently, the work commitment has been extended to August 1, 2016.

On June 15, 2011, the Company entered into an option agreement with Nevada Alaska Mining Co., Inc. to acquire a 100% interest in certain mining claims in Esmeralda County, Nevada for US$1 million over ten years. A 2% NSR was required upon commercial production. The agreement was terminated on May 27, 2014, and the property returned to the lessee with no further obligation for Quaterra.

On July 4, 2011, Quaterra announced that it had finalized an option agreement with La Cuesta International, Inc. (LCI) to acquire a 100% interest in the Microondas prospect located in Zacatecas State, Mexico, about 17 kilometers south-southeast of Rio Grande. Quaterra had the right to earn a 100% interest in the property by making semi-annual lease/preproduction payments and paying a 1% Net Smelter Return royalty (“NSR”) payment that was capped at US$5 million. A portion of the property carried an uncapped 2% NSR royalty. Quaterra, at its option, could issue to LCI 20,000 common shares or its cash equivalent on or before June 12, 2012. The claims were dropped in April 2014 and the agreement terminated. The property was returned to the lessees with no further obligation for Quaterra.

On October 20, 2011, Quaterra added two properties to the Goldcorp IFA: El Calvo gold, located in the central Mexican state of San Luis Potosi, and Microondas gold-silver, located in Zacatecas State, Mexico. Microondas has subsequently been dropped from the Goldcorp IFA, and El Calvo has been sold to Goldcorp as detailed below in the note for September 19, 2013.

On October 26, 2011, as contemplated by their June 17, 2010 agreement, Quaterra entered into a joint venture agreement with Grande Portage Resources Ltd. for the Herbert Glacier gold project located near Juneau, Alaska. Grande Portage has acquired a 65% interest and the Company retains a 35% interest in this project. Each party has agreed to bear its proportionate share of costs for the further exploration and development of the project. Quaterra is currently in process of monetizing it non-core assets, including its 35% interest in Herbert Glacier. In the event that Grande Portage elects to drill before Quaterra has monetized its interest, the Company will be subject to dilution if it elects not to participate.

On March 21, 2012, Quaterra entered into an Amended and Restated Investment Framework Agreement (“ARIFA”) with Goldcorp. This agreement extended the IFA entered into with Goldcorp on January 29, 2010, through the first quarter of 2013. See June 10, 2013, and September 19, 2013, below for further amendments to the Goldcorp agreement involving this and other properties.

On April 12, 2012, Quaterra received $2.48 million from Goldcorp to fund additional exploration on certain properties in Mexico by issuing 4 million shares at the price of $0.62 per share.

On December 28, 2012, Quaterra completed a private placement of 6,541,571 units at the price of US$0.35 per unit for gross proceeds of US$2,289,550. Each unit consisted of one common share and one share purchase warrant with an exercise price of US$0.53 per warrant which expired unexercised on December 28, 2014.

On March 20, 2013, the Company entered into an exclusive exploration agreement with Desert Pearl Farms, LLC for an option to purchase the surface rights, mineral rights and surface water rights to the Hunewill Ranch property (approximately 800 acres) in Lyon County, Nevada. This agreement was amended in August 2014 and the total of the annual option payments over the same eight-year period is now US$1,885,000.

On March 28, June 5 and July 4, 2013, the Company borrowed a total of US$800,000 unsecured loans at an interest rate of 10% per annum from its Chairman of the board, Thomas Patton. As of December 31, 2013, US$200,000 was repaid and the balance of US$600,000 was amended on March 18, 2014 to a demand basis with a 40-day notice period. As of December 29, 2014, the Company had repaid all loans and related interest owed to the Chairman.

On June 10, 2013, Quaterra and Goldcorp entered into an amendment agreement with respect to the IFA dated January 29, 2010. This amendment extended the expiration for designation of Advanced Properties from January 2014 to January 2016. The amended terms include: i) lowering the spending requirement to earn a 2% NSR royalty to $1 million over first three years from $2 million over two years; ii) lowering the minimum annual expenditure requirement after three years to $250,000 from $1.0 million; and iii) allowing Goldcorp to pool expenditures from other projects to one project to meet the earn-in requirement described above. Goldcorp could earn a 70% interest in any Advanced Property by completing a feasibility study (increased from 65%). At the time a production decision was made, the Company could either participate at 30% or ask Goldcorp to underwrite loan guarantees in return for an additional 6% interest in the property.

Effective July 31, 2013, the Company implemented changes to management and composition of the Board of Directors.

On September 13, 2013, Quaterra completed a private placement of 29,810,000 units at the price of US$0.10 per unit for gross proceeds of US$2,981,000. Each unit consisted of one common share and one share purchase warrant with an exercise price of US$0.15 per warrant expiring September 13, 2016.

In September 2013, Quaterra and Goldcorp agreed that it was to the mutual benefit of both parties to reduce the number and size of properties currently in the IFA in response to changes in Mexico’s property tax and assessment work requirements. On September 19, 2013, Quaterra sold three properties (Sabino, Marijo, and El Calvo) in central Mexico to Goldcorp for a total cash consideration of US$375,000. Quaterra retained a 2% net smelter returns royalty (“NSR”) on each of the three properties capped at USD$2,000,000 per property.

On November 12, 2013, the Company entered into an exclusive exploration and option agreement with Yerington Mining LLC for a property known as Yerington Mining property (approximately 400 acres) located in Lyon County, Nevada. To earn the rights to conduct mineral exploration on the property, the Company is required to make an annual payment of US$200,000 in the first two years and then US$100,000 on each anniversary date until November 12, 2021. These payments also provide the Company the exclusive right to purchase the property during this eight-year period.

On November 19, 2013, the Company entered into an amendment agreement with La Cuesta International, Inc. with respect to the Santo Domingo property, pursuant to which the Company issued 347,150 common shares in satisfaction of two property payments. On the same date, the Company entered into an amendment agreement with La Cuesta International, Inc. with respect to the Microondas property, pursuant to which the Company issued 321,430 common shares in satisfaction of two property payments. Subsequently, both properties have been dropped by Quaterra with no further obligation.

On March 14, 2014, the Company closed a transaction to sell its uranium properties and assets located in the states of Arizona, Utah and Wyoming for gross proceeds of $500,000. The transaction provides working capital for the Company to focus on its Yerington-district copper properties. On April 30, 2014, the Company received a US$85,000 reclamation bond refund related to the uranium properties sold.

On June 16, 2014, the Company through its subsidiary Singatse Peak Services (SPS) announced it entered into a Membership Interest and Option Agreement (“Option Agreement”) with Freeport-McMoRan Nevada LLC (“Freeport”) which set out the terms for due diligence and exploration of the Company’s Yerington Nevada copper assets, including MacArthur, Yerington Pit, Bear Deposit and all other properties that SPS and Quaterra controls in the Yerington District. Details of the Option Agreement were disclosed in a June 16, 2014, press release. They are summarized here below:

•

Under the Option Agreement, after conducting additional due diligence about SPS over the next year, Freeport has the right to earn an initial 55% interest in SPS by providing funds to SPS to complete three staged investigation and work programs totaling US$38,600,000 in project funding. During these stages, Freeport provides funding to SPS for property maintenance, G&A, environmental compliance and, in later stages, exploration. Freeport can earn a further 20% interest in SPS (increasing its holding to 75%) should it elect to fund SPS with a further US$100 million of spending, or complete a feasibility study, whichever comes first.

•

In the first 12-month stage of the Option Agreement, Freeport provided SPS US$2,500,000 for land, water and mineral rights title acquisitions and maintenance costs; G&A; and compliance with environmental laws. Freeport can terminate the agreement within the first stage of the Option Agreement at its discretion, with the US$2,500,000 being a firm commitment not being required to be repaid. Freeport can extend stage one of the agreement for up to a further 12 months upon payment of a US$400,000 extension fee and commitment of funds of US$1,250,000 for each six month extension.

•

In order for the second stage of the Option Agreement to commence, Freeport must commit to fund US$6,100,000 over the ensuing post-stage one 12-month period for property maintenance costs; G&A; environmental compliance; and exploration of the property. Freeport has until June 13, 2015 to decide to proceed.

•

During the 24 month third stage of the agreement Freeport may fund up to US$30,000,000 for exploration of the property; property maintenance costs; G&A; and environmental compliance. If Freeport completes the stage three funding it will have invested approximately US$39,000,000 in the Yerington Project and will have earned the right to own a 55% interest in SPS.

•

If Freeport chooses to proceed beyond Stage 3, it can elect to fund a further US$100,000,000, or fund the costs of completion of a feasibility study, to earn an additional 20% interest for a total 75% interest in SPS (the Additional Sole Funding). Alternatively, Freeport can choose to fund with Quaterra, proportional to their 55% and 45% working interests. If Freeport completes the Additional Sole Funding, Quaterra may elect to fund 25% of project expenditures or transfer an additional 5% interest to Freeport in return for Freeport carrying the first US$50,000,000 of Quaterra’s proportionate share of funding which is repayable from 90% of Quaterra’s project proceeds.

•

At any time when the parties are proportionally funding their share of costs, and before an affirmative decision to begin production, a non-funding party will suffer ordinary dilution. Should either party’s interest fall below 10%, it will be converted into a 1% NSR royalty. After a production decision, a non-funding party will dilute to a 1% NSR royalty.

On July 2, 2014, the Company closed a non-brokered private placement of US$500,000 of units (the “Unit”), where each Unit comprised of one non-transferable convertible redeemable US$1,000 principal amount promissory note (the “Note”) and 11,442 non-transferable share purchase warrants. The Company issued US$500,000 Notes and 5,721,000 warrants exercisable at $0.16 per share until January 2, 2016, subject to acceleration right of the Company.

On July 18, 2014, the Company re-priced the exercise price of 6,541,571 warrants from USD$0.53 to USD$0.16 per warrant. The warrants expired unexercised on December 28, 2014.

On October 3, 2014, the Company closed the transaction in which it sold its residual interests including royalties in three non-core copper and molybdenum assets—Butte Valley, Nevada; SW Tintic, Utah; and Cave Peak, Texas—to Freeport-McMoRan Mineral Properties Inc. (“FMMP”) for US$5.0 million of which US$1.0 million was paid at Closing with the balance payable in US$500,000 quarterly increments commencing January 1, 2015 (which was paid on January 6, 2015), for eight consecutive quarters. At Closing, the Company issued 19 million share purchase warrants to FMMP; each warrant entitles FMMP to purchase one common share of the Company at a price of US$0.16 per share for five years, subject to vesting and termination provisions corresponding to the payment of the Purchase Price in tranches.

On December 29, 2014, the Company closed the sale of its 50% interest in the Nieves silver property in Zacatecas State, Mexico, to joint-venture partner Blackberry Ventures I, LLC (“Blackberry”), for US$4.0 million. Under the terms of the agreement, Quaterra will receive four payments over 15 months of US$1 million each, with each payment earning Blackberry an additional 12.5% interest in the project. All costs for maintaining and exploring the property will be the sole responsibility of Blackberry, with no dilution to Quaterra, through the end of 2015 or until Blackberry completes the acquisition, whichever is earlier. Upon closing, Blackberry will become the operator of the Nieves project. In the event that Blackberry subsequently sells the project, Quaterra will receive 5% of the future net sale price. In addition, Quaterra agreed to transfer its Americas claims in Durango State, Mexico, adjacent to Hecla Mining’s San Sebastian project, to Blackberry.

With the transfer of the Americas claims as part of the December 29, 2014 Nieves Sales Agreement, all remaining Mexico properties have either been returned to the underlying lessors or dropped, with the result that Quaterra presently controls no prospects subject to the terms of the Goldcorp IFA, which will expire on January 29, 2016. These changes reflect the objective of Quaterra and its Mexican subsidiaries to transition all operations out of Mexico.

With the closing of these transactions management believes the Company has sufficient funds for the next full year of operations.

For more information about our business, please refer to Item 4.D “Property, Plants and Equipment” below.

C.	Organizational Structure

Inter-corporate Relationships

The flow chart below presents the Company’s legal corporate structure and the jurisdictions of the incorporation.

Note 1:	Quaterra Alaska, Inc. is 100% owned by Quaterra Resources Inc. and holds Herbert Gold. Singatse Peak Services LLC holds MacArthur, Bear, Yerington and Wassuk properties.

Note 2:	Quaterra International Limited is 100% owned by Quaterra Resources Inc. and QTA International Nieves Limited is 100% owned by Quaterra International Limited.

Note 3:	Minera Agua Tierra S.A. de C.V. is 100% owned by QTA International Nieves Limited and holds no claims.

Note 4:	Minera Stockwork de Plata, S.A. de C.V. is 100% owned by QTA International Nieves Limited and holds no mineral claims.

Note 5:

Quaterra Blackberry Nieves (BVI) JV Corp. including its ownership of Minera Cerro Gregorio was sold to Blackberry Ventures I, LLC on December 29, 2014 for US$4 million which sale will be completed with staged payments concluding in December 2015.

D.	Property, Plants and Equipment

GENERAL DEVELOPMENT OF THE BUSINESS

MacArthur, Nevada, USA

Acquisition and Staking of Mineral Claims

The MacArthur property consists of 897 unpatented lode claims totaling approximately 18,533 acres on lands administered by the US Bureau of Land Management (“BLM”). The total reflects the addition of 345 claims transferred from Quaterra’s wholly owned subsidiary, Singatse Peak Services LLC (SPS) to Quaterra Alaska’s MacArthur project in July 2012. A significant number of the claims are held by means of a mineral lease with option to purchase, executed on August 27, 2005 and subsequently amended. The agreement gives Quaterra the right to purchase the claims from North Exploration LLC (“North”) by making 3 annual payments of $524,000 (option balance) plus interest at the rate of 6% per annum by January 15, 2013. The second of these three annual payments was paid January 11, 2012. The third payment was renegotiated on December 14, 2012 to defray the final option balance by making a $100,000 payment plus $31,440 in interest prior to January 15, 2013 to extend the lease and option to January 15, 2014. The final payment was subsequently spilt and delayed to July 1, 2014 for US$212,000 with the payment of $36,940 interest to be paid on March 31, 2014 and the reaming US$212,000 plus interest by January 15, 2015. (The final payment of $212,000 plus interest to North was made on February 10, 2015) Quaterra’s purchase is subject to a two percent Net Smelter Return (NSR) royalty with a royalty buy down option of $1,000,000 to purchase one percent of the NSR, leaving a perpetual one percent NSR. The agreement with North is in good standing.

Expenditures to Date

Acquisition costs incurred by the Company to December 31, 2014 were $3,636,565 (2013 - $3,363,308) and exploration expenditures were $19,670,055 (2013 - $19,501,476) for a total of $23,306,620 (2013 - $22,864,784).

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

History

The MacArthur project has been the subject of exploration and drilling by several operators who have contributed to the current database of more than 740 holes totaling approximately 282,000 feet. During the late 1940s, Consolidated Copper Mines attracted the interest of the US Bureau of Mines to conduct 7,680 feet of trenching in 1948 and followed up with the completion of eight core holes for 3,414 feet in 1950. The Anaconda Company (“Anaconda”) began investigations at MacArthur including 33 shallow drill holes during 1955, 1956, and 1957. In 1963, Bear Creek Mining Company (“Bear Creek”) optioned claims and drilled at least fourteen air rotary holes, the deepest to 663 feet. At least four holes for 1,237 feet were drilled to satisfy claim staking location work. During 1967 to 1968, The Superior Oil Company optioned the claims formerly held by Bear Creek and drilled eleven holes as rotary pre-collar, core finish, for 13,116 feet testing the concept that a deep primary sulfide-bearing porphyry copper ore shell might underlie the MacArthur oxide mineralization heretofore tested no deeper than 663 feet. During the early 1970s, Anaconda conducted an extensive trenching and rotary drilling program consisting of more than 280 rotary holes totaling approximately 56,000 feet over and adjacent to the present day MacArthur pit.

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

Quaterra acquired the MacArthur property in August, 2005. The acquisition was motivated by Quaterra’s belief in the potential of the property to host a copper deposit capable of sustaining a large run-of-mine heap leach operation using a solution extraction/electrowinning (SXEW) process for low cost production. The Company initiated exploration drilling in April 2007 and by November 2011, completed a total of 204,700 feet of drilling in 401 holes on the property. The drilling program has defined a widespread blanket of acid soluble copper oxide and chalcocite mineralization above primary copper mineralization that is believed to be the fringes of a major copper porphyry system.

Geology

The MacArthur copper deposit forms part of the Yerington mining district which includes at least three, large, porphyry copper deposits (Yerington, Ann Mason, Bear), as well as two large iron-oxide copper gold (IOCG) deposits (Pumpkin Hollow, and Minnesota). Mineralization ranges from disseminated porphyry copper occurrences to skarn, limestone replacement, and vein type deposits.

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

Both Jurassic and Tertiary age andesite dikes in the walls of the MacArthur Pit can be traced from bench to bench and projected across the pit floors. The Jurassic dikes are commonly very fine grained, plagioclase-bearing porphyries that pinch and swell as they fill fractures and intrude the hornblende and biotite quartz porphyry dikes. Tertiary hornblende andesite dikes are similar, but coarser grained than the Jurassic andesite dikes, containing abundant, acicular, black hornblende phenocrysts and occasionally plagioclase phenocrysts. Mid-Tertiary ash flow tuff units unconformably overlay the Mesozoic intrusive rocks in the southeast and western margins of the property.

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

Porphyry copper style sulfide mineralization below the low-angle MacArthur fault zone at the North Porphyry Target has been defined over a distance of 2,500 feet between holes QM-68 and QM-164. Veinlet and disseminated primary chalcopyrite mineralization intercepted at a depth of 485 feet in QM-68 assayed 1.19% copper over a thickness of 110 feet. The same zone in QM-70 averaged 0.82% copper over a thickness of 60 feet at a depth of 420 feet and correlates to a thickness of 15 feet averaging 1.20% at a depth of 770 feet in hole QM-72. QM-100 intersected the sulfide mineralization with 0.58% copper over 65 feet. Approximately 1,000 feet to the north, hole QM-164 intercepted 64 feet of disseminated chalcopyrite mineralization in sodic altered granodiorite averaging 1.31% copper at a depth of 1,673 feet. The intercept includes a high-grade zone of 29 feet averaging 2.21% . Mineralized zones within potassic halos in holes QM-165 to the west and in QM-163 to the east are consistent with those that could fringe a porphyry copper center.

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

A total of 81,650 feet were drilled in 153 holes including 69,890 feet in 147 RC holes and 11,760 feet in 6 core holes during the 2011 drilling program. The program had the twin goals of enlarging and upgrading the status of the inferred resources through step-out and infill drilling and exploring for primary sulfide mineralization related to a copper porphyry system at depth.

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

Exploration for a deep porphyry system at MacArthur intercepted one of the best primary copper intercepts yet identified on the project with 64 feet of disseminated chalcopyrite mineralization in sodic altered granodiorite averaging 1.31% TCu at a depth of 1,673 feet. The intercept includes a high-grade zone of 29 feet averaging 2.21% TCu. QM-164 also intercepted a shallower zone of both vein and disseminated chalcopyrite at a depth of 685 feet that averages 0.34% TCu over a thickness of 96.5 feet. QM-164 extended the mineralized zone identified in QM-100 a distance of 1,000 feet to the north where it remains open for extension.

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

The 2009 and 2011 data sets show this increased depth of exploration is important. Portions of the IP response are flat lying with limited depth extent. However both the 2009 and 2011 surveys have identified anomalous IP responses with depth extent in excess of 2000 feet and possibly feeder zones of the near surface zones. In 2011, two borehole IP surveys were run that demonstrate Quaterra’s ability to explore for deep sulfide responses below the depth of exploration of surface techniques. The modern data maps subtle low resistivity features which are interpreted to be porphyry alteration systems and have identified anomalous IP responses that extend under post-mineral volcanic cover to the north and west of the main MacArthur system. These buried anomalies are high priority drill targets.

Two high resolution helicopter magnetic surveys were flown over the MacArthur project in 2007 (EDCON-PRJ) and 2012 (Geosolutions). The modern, high-resolution data has a broad frequency bandwidth and will be used for 3D modeling and exploring beneath the magnetic volcanic cover.

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

At the core storage/logging facility, core is photographed, measured, core recovery calculated, and the rock types, alteration minerals, textural features, structures, veining, and mineralized zones documented. Sample intervals on the first three holes were fixed at five feet. In subsequent drill holes the sample intervals are taken at each of the core runs marked by the driller’s blocks. Exceptions are where full recovery occurs in numerous, short core runs in intervals less than about 6 feet, or where the geologists visually selected sample intervals based on rock type or structure. Sample intervals are measured and marked with permanent marker, orange ribbon and aluminum tag that is stapled to the core tray showing the sample number. Where the core sample is coherent a line is drawn with permanent marker along the stick so that it is sawn in half perpendicular to the “grain” in order to get a representative split. The core is stored on pallets to be picked up by the analytical laboratory.

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

For logging of drilled lithologies, a continuous chip sample is collected in a plastic chip tray over five foot intervals and stored for logging by the project geologists. A 5/16 continuous split of five foot sample intervals is collected for assaying from 5.2 inch diameter drill holes through a wet splitter mounted on the rig. The samples are placed in sample bags and transported from the drilling rig to the Company’s storage facility in Yerington at the end of each 12-hour shift. The samples are then inventoried by Company personnel, dried, placed on pallets, wrapped in plastic and shipped via United Parcel Service to the Skyline laboratory in Tucson, Arizona for sample preparation and assaying. Rejects and pulps are returned to the Yerington facility for archiving.

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

Mineral Resources

Tetra Tech completed an updated National Instrument (“NI”) 43-101 compliant independent resource estimate for the MacArthur PEA titled “MacArthur Copper Project – Amended NI 43-101 Technical Report Preliminary Economic Assessment Lyon County, Neveda, USA” and dated January 17, 2014 (effective date May 23, 2012). At a 0.12% cutoff, the tonnage of the measured oxide and chalcocite resource was 71,829 million tons at 0.218% copper containing 313 million lbs. of copper, the indicated oxide and chalcocite resource was 87,264 million tons at 0.208% copper containing 362 million lbs. of copper, and the inferred oxide and chalcocite resource was 243.4 million tons at 0.201% copper containing 979.5 million lbs. of copper.

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

A total of 22 (21 directional and a omni-directional) variograms were calculated using MicroModel® for each MinZone within each area. The program searches along each direction for data pairs within a 12.5 -degree window angle and five-feet tolerance band. All experimental variograms are inspected so that spatial continuity along a primary, secondary and tertiary direction can be modeled. Each variogram model was then validated using the “jackknifing” method. This method sequentially removes values and then uses the remaining composites to krige the missing value using the proposed variogram.

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

The Qualified Person for the updated MacArthur resource estimate is Dr. Rex Clair Bryan with Tetra Tech.

Metallurgy

The MacArthur Project has a long history of metallurgical testing from 1976 through 2011 including bottle roll and column leach testing and full-scale heap leach operations. Anaconda performed the first test work in 1976 and multiple subsequent owners continued test work through 2011. The most comprehensive test work was performed by Quaterra during 2010 and 2011. Quaterra contracted METCON Research of Tucson, Arizona to run a substantial number of bottle roll leach tests along with 32 column leach tests, on samples from 27 large diameter (PQ) size core drill holes. These drill holes are generally representative of the MacArthur Project mineral resources. The test work, both historic and that most recently performed, shows the mineralized material is amenable to standard heap leaching with good copper extraction.

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

The Qualified Person for the metallurgical portion of the MacArthur Copper Project PEA is Dr. Richard Jolk of Tetra Tech.

Preliminary Economic Assessment

M3 Engineering & Technology Corp. (“M3”) of Tucson, Arizona completed a preliminary economic assessment (“PEA”) for the MacArthur project on May 23, 2012 and titled “MacArthur Copper Project – Amended NI 43-101 Technical Report Preliminary Economic Assessment Lyon County, Neveda, USA”. The PEA was amended and restated on January 27, 2014. The study concluded that the project has potential for development as a large-scale copper oxide heap leach operation that would provide long-term cash flows for a relatively modest capital outlay.

A PEA should not be considered to be a pre-feasibility or feasibility study as the economics and technical viability of the Project have not been demonstrated at this time. Mineral resources that are not mineral reserves do not have demonstrated economic viability . A PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too geologically speculative at this time to have economic considerations applied to them to be categorized as Mineral Reserves. Thus, there is no certainty that the production profile concluded in the PEA will be realized. Actual results may vary, perhaps materially.

The PEA set out the following key project parameters:

•	An open pit mine based on an acid soluble measured and indicated copper resource model of 159 million tons at 0.212% copper and an inferred resource of 243 million tons at 0.201% copper.
•	Recovery of 747 million pounds of copper over the 18-year mine life at an average mining rate of 15 million tons per year with a waste to ore stripping ratio averaging 0.90.
•	Initial capital expenditure of US$232.7 million.
•	Average life-of-mine operating costs of US$1.89 per pound.
•

An after tax net present value (“NPV”) of US$201.6 million at an 8% discount rate and a base case copper price of US$3.48 per pound. (The project breaks even at a copper price of $2.56 per pound until the capital is paid off in 3.1 years. Thereafter, the breakeven is US$2.23 per pound.)

•	An after tax internal rate of return (“IRR”) of 24.2% with a 3.1-year pay back.

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

Some of the options being considered to add additional value to the project include:

•	Processing the Yerington site oxide residuals as part of a District-wide oxide project.
•	Additional drilling particularly at the north end of the MacArthur site to investigate integrating both deeper acid- soluble and primary sulfide copper into an expanded MacArthur mine plan.
•	Pit studies to raise grades, lower the strip ratio and optimize production rates.
•	Inclusion of other smaller oxide deposits on the Company’s land position in the Yerington Copper District.

In August 2014, as part of the Freeport Nevada Option Agreement, the MacArthur project was transferred into SPS, a wholly owned subsidiary of Quaterra Alaska.

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

Expenditures to Date

Acquisition costs incurred by the Company to December 31, 2014 were $3,902,149 (net of recovery under the Option Agreement) (2013 - $3,368,518) and exploration expenditures were $7,358,911 (2013 - $7,047,920) for a total of $ 10,571,676 after accounting for recoveries allocated to the property recied from Freeport McMoRan Nevada LLC under the option agreement (2013 - $10,416,438).

Location, Access and Infrastructure

The Yerington Copper Property is located near the geographic center of Lyon County, Nevada, USA, along the eastern flank of the Singatse Range. The property centers on the historical Yerington open pit mine, flanked on the west by Weed Heights, Nevada (a small private community; the original company town of The Anaconda Company) and on the east by the town of Yerington, Nevada. The property is easily accessed from Yerington by a network of paved roads that were used as principal transportation and access routes during the former operating period of the Yerington Mine. SPS controls approximately 8,600 acre feet of groundwater rights and the Yerington pit contains an estimated 37,000 acre feet of water. Power is available on site at the Yerington Mine area. Nevada Energy operates a 30 million kW propane-fired, electrical generating power plant within ten miles of the site. The power infrastructure at the Yerington Mine site is expected to be readily available for a future mining operation due to the historical mine operations at the site. Topographic coverage is on US Geological Survey “Yerington” and “Mason Butte” 7.5’ topographic quadrangles. The nearest major city is Reno, Nevada, approximately 80 miles to the northwest.

History

Recorded production in the Yerington mining district dates back to 1883 (Moore, 1969) as prospectors were attracted to and investigated colorful oxidized copper staining throughout the Singatse Range. Knopf (1914) reported that oxidized copper cropped out at the historic Nevada-Empire mine located above the south center of the present-day Yerington open pit. Knopf does not show or reference other mines or prospects that are underlain by the Yerington open pit footprint, as gravel and alluvial cover obscure bedrock over an approximate 0.75 -mile radius around the Nevada-Empire Mine.

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

During the 1940s, The Anaconda Company (Anaconda), at that time one of world’s major copper producers, outlined a 60 million-ton resource over the Yerington pit. During the early 1950s, the US government, citing the need for domestic copper production, offered “start-up” subsidies to Anaconda to open a copper mine in the Yerington district. Anaconda sank two approximately 400-foot-deep shafts in the present-day open pit and drove cross cuts to obtain bulk samples of oxidized rock for metallurgical study. Anaconda began operating the Yerington Mine in 1952 and mined continuously through 1979, producing approximately 1.744 billion pounds of copper from an ore body that contained 162 million tons averaging 0.54% Cu. Approximately 104 million tons of this total were oxidized copper ore that was “vat-leached” with sulfuric acid in 13,000-ton cement vats on a seven day leach cycle. Sulfide ores were concentrated on site in a facility that was dismantled and sold following termination of mining in 1979.

In 1976, all assets of The Anaconda Company, including the Yerington Mine, were purchased by the Atlantic Richfield Company (ARCO) which in 1979 shut down dewatering pumps in the pit and closed the Yerington Mine due to low copper prices. In 1982, ARCO sold the entire Yerington Mine complex and Weed Heights town site to Mr. Don Tibbals of Yerington, Nevada, who scrapped the plant and equipment. At closure, before dewatering pumps were shut off, the Yerington mine plan hosted a pre-stripped, non NI 43-101 compliant historic “reserve” of 98 million tons averaging 0.36% Cu containing approximately 696 million pounds of copper (K. L. Howard, Jr., Anaconda Internal Memo, 1979) within the ultimate pit design. The (Howard, 1979) estimate was prepared from a geologic section calculation using a 0.2 %TCu cut-off grade. A qualified person has not done sufficient work to classify these historic estimates as a current mineral resource and Quaterra does not treat them as such. Although the 1979 estimate contained no classification for measured, indicated, or inferred resources as defined by NI 43-101, the total estimate compares favorably to a Tetra Tech NI43-101 compliant independent resource estimate completed in February 2012. An additional 22.8 million tons of material containing 136.8 million pounds copper was identified adjacent to the pit in this historic estimate. The (Howard, 1975) memo addressing this material is considered reliable because it cites mine reconciliation calculations and geologic projections from drill holes using a 0.2% Cu grade cut-off in an internal Anaconda memo by T. Leigh to W.C. Norem (1979).

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

In September 2012, SPS entered into a voluntary agreement with the U.S. Environmental Protection Agency (EPA) to participate in upgrading the system which manages fluids from the historic mining operation at the Yerington mine site. In exchange for SPS's participation in this work, the Company obtained a site-wide 'Covenant Not to Sue' for the contamination left at the site by former owners and operators of the historic mine operations.

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

The first phase of the fluid management project was completed in Q4 of 2012. The Company co-funded the repairs to the on-site fluid management system (FMS) by the EPA as well as the relining of one of the system ponds. During Phase 2 of the project, the Company completed a study of the FMS to determine what additional repairs or other modifications are necessary to ensure that the system is capable of handling the fluids from the former mine operations for a period of five years. The Study was completed by the Company’s contractor in June 2013. EPA decided not to implement the five-year capacity alternative recommended in the Study. Rather, EPA decided to build now ponds to address the FMS capacity issues. The Company decided not to fund construction of the additional ponds. Rather, the Company agreed to provide property at the site to construct the new ponds.

In September 2014, SPS submitted to EPA a Final Report that documented the work SPS performed under the EPA Agreement. SPS incurred costs of US$93,254 during calendar year 2014 which included the final payment to the EPA for the Work to Be Performed and Payment of Response Costs as defined in the Agreement. On January 7, 2015, the EPA issued a Notice of Completion to SPS confirming that the obligations of the Work to Be Performed and the Payment of Response Costs sections of the Settlement Agreement had been met. With the issuance of the Notice of Completion, SPS believes it does not have further obligations under the Agreement, except for those as a landowner and as a BFPP.

Geology and Mineralization

The Yerington property includes both the Yerington Deposit (Yerington Mine) and a portion of the Bear Deposit which represent two of three known porphyry copper deposits in the Yerington copper district. The porphyry systems are hosted in middle Jurassic intrusive rocks of the Yerington Batholith. Unless noted otherwise, the following discussions refer to the Yerington Deposit

Mineralized porphyry dikes associated with three phases of intrusive activity related to the Yerington Batholith form an elongate body of mineralization that extends 6,600 feet along a strike of N118ºE. The mineralization has an average width of 2,000 feet and has been defined by drilling to an average depth of 250 feet below the Yerington Mine pit bottom at the 3,800-ft elevation. Because of the economic constraints of low copper prices at the time, many of the 792 historic Anaconda drill holes used in the SPS study were stopped in mineralization and very few were drilled below the 3,400-ft level where the porphyry system remains nearly unexplored.

Only four historic holes have actually explored the deep vertical projection of copper mineralization in the pit. Three of the holes were drilled along a single N-S oriented section through the center of the pit. According to M. T. Einaudi in an internal 1970 Anaconda report, the deep drilling program defined a series of nested, concave upward, grade shells that are elongated down the N 70º dip of the dikes with the 0.2% Cu zone extending to approximately the 2,600-ft level; an overall dip distance of 2,200 feet. Although the program encountered an increasing ratio of pyrite to chalcopyrite, there was no indication of a “barren core”, the porphyry dikes showed a “remarkable continuity” down dip and molybdenum mineralization became more abundant with increasing depth.

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

Exploration and Drilling Results

Exploration work on the Yerington Copper project commenced with a technical review of all available historical information relating to mineralization in and around the Yerington pit. A huge inventory of Anaconda data was available at the Anaconda Collection – American Heritage Center, University of Wyoming at Laramie. Approximately 10,000 pages of drill hole records from the library were scanned. The records included drill hole lithology, assays, and/or survey coordinates for almost 800 drill holes. Although some holes contained only lithologic or assay summary information, 892 holes contained adequate detailed assay, hole location and orientation information to be used in a resource estimation. Core from historical drilling left on site by Anaconda was photographed, described and selected intervals from 45 Anaconda core holes were shipped to Skyline Labs for re-assay.

Information obtained from the review of historical information was used to guide a two-pronged program of drilling during the last half of 2011. A total of 21.887 feet were drilled in 42 holes. The core holes and four RC holes were drilled to twin Anaconda core holes, while the remaining RC holes were targeted for expansion of mineralization laterally and below historic drill intercepts along the perimeter of the Yerington pit to support a NI 43-101 compliant resource estimate and technical report.

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

A drilling program to sample residuals (historic dumps and tailings) at the Yerington site was completed in September 2012. A total of 9,585 feet of sonic drilling in 95 holes have provided material for the characterization of the vat leach tails, heap leach pads, and the W-3 sub-grade waste dump. Selected samples were sent to Metcon Labs in Tucson, Arizona for metallurgical testing. These residuals have been historically estimated to total 124 million tons of mineralized material. The residuals are referenced in the MacArthur PEA and the Yerington Mine 43-101 Resource reports, as “mineralized material” and therefore are neither a NI 43-101 compliant resource nor a historical resource. Additional details regarding the residuals are described in the NI 43-101 Technical Reports. The residuals are not included in the resource estimate at the Yerington site or in the PEA or resource estimate at the MacArthur site.

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

SPS explored the Yerington Mine Copper property with both RC and diamond core drilling methods. The drilling program was supervised in the field by the project geologist for monitoring recovery, proper sample handling and accuracy in labeling. Approximately 4,300 samples were collected during the 2011 program and shipped for sample analyses. The samples were analyzed for total copper (TCu), gold, and a 47-element trace element package. Samples representing oxide mineralization and acid soluble sulfide copper were also analyzed for acid soluble copper and for ferric sulfate soluble copper. Rock quality designations (RQD) and magnetic susceptibility measurements were taken on all core which was photographed following geologic logging.

The RC samples are collected in a conventional manner via a cyclone and standard wet splitter, placed in cloth bags that are pre-marked by SPS personnel at five-foot intervals and include a numbered tag inserted into a plastic bag bearing the hole number and footage interval. Collected samples, weighing approximately 15 to 20 pounds each, are wire tied and then loaded onto a ten-foot trailer with wood bed allowing initial draining and drying. Each day SPS personnel or the drillers at the end of their shift, haul the samples to SPS’s secure sample preparation warehouse in Yerington, Nevada where the samples are dried, loaded on plastic lined pallets, weighed, and trucked by Skyline Assayers & Laboratories (Skyline) personnel to Skyline’s sample preparation facility in Battle Mountain, Nevada. A chain of custody form accompanies all shipments from Yerington to Battle Mountain. Once Skyline preps each sample in its Battle Mountain facility, approximately 50-gram sample pulps are air-freighted to Skyline’s analytical laboratory in Tucson, Arizona for analyses and assay.

Samples from the core drilling program are handled in a similar manner. Core samples with a diameter of approximately 2.75 -inches (HQ) are placed in wax-impregnated, ten-foot capacity cardboard boxes and delivered to SPS’s secure sample warehouse in Yerington, Nevada by the drill crew following each 12-hour shift. The core is logged by a SPS geologist who marks appropriate sample intervals (one to nominal five feet) with colored flagging tape. Lines are marked along the length of core with red wax crayons to indicate where the core piece should be sawed. Each core box, bearing a label tag showing drill hole number, box number, and box footage interval, is then photographed. Rock quality designations (RQD), magnetic susceptibility, and recovery measurements are taken. Core is then loaded on a pallet, shrink wrapped, and secured with wire bands for trucking by Skyline personnel to Skyline’s sample preparation facility in Battle Mountain, Nevada. The core is sawed in half by Skyline personnel, one half designated for sample preparation/assay, the second half placed in its core box for return to SPS. Chain of custody procedures for core shipments picked up by Skyline at the SPS core shed follow the format for RC samples.

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

Mineral Resources

Tetra Tech, Inc. of Golden, Colorado completed a NI 43-101 compliant independent resource estimate and technical report update for the mineralization in and around the historic Yerington Mine titled “NI 43-101 Technical Report Mineral Resource Update Yerington Copper Project Lyon County, Nevada” and dated January 3, 2014 (effective November 20, 2013), which supersedes its previous report completed in February 2012. The updated resource is based upon an additional 232 historic Anaconda holes unavailable when the previous report was completed. The current resource now includes over 800 boreholes.

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

The results of the 2013 NI 43-101 compliant resource estimate compare favorably to the estimates of copper remaining in and around the Yerington pit after the mine shut down (K.L. Howard, Jr., Anaconda Internal Memo, 1979). The 1979 estimate contained no classification for measured, indicated, or inferred, so direct comparison can only be made when considering all classes of the current estimate, but was reported at 121 million tons with an average grade of 0.34% TCu.

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

Future drilling will target the pit area below the 3,000 feet level (elevation) where only four deep historic holes (D158, D152, D174, and V2-28-33) have actually explored the deep vertical projection of mineralization. Three of five holes drilled along a N-S oriented section through the pit during the period of 1969 to 1970 defined a series of nested, concave upward, grade shells that are elongated down the N 70º dip of the dikes with the 0.2% Cu zone extending to approximately the 2,600 level; an overall dip distance of 2,200 feet. Although the program encountered an increasing ratio of pyrite to chalcopyrite, there was no indication of a “barren core”, and the porphyry dikes showed a “remarkable continuity” down dip. The drilling data also established a 250 to 500 foot thick zone of fracture hosted and disseminated molybdenum mineralization that wraps around the sulfide zone near the chalcopyrite/ chalcopyrite-pyrite transition. IP geophysics in the pit area is also being considered to target deep holes to explore this keel of the Yerington porphyry system.

A review of historic information and additional metallurgical testing is planned for both the residuals and core from sulfide mineralized zones below the pit and oxide copper mineralization in the vicinity of the mine. The test results will be used in an economic assessment of the property and an assessment of the merits of a possible integration of the MacArthur and Yerington operations.

Bear Deposit

A portion of the Bear deposit lies on the northeast portion of the Yerington Mine property that was acquired with the SPS purchase of Arimetco’s assets from bankruptcy court. In December 2013, Quaterra announced the signing of four option agreements totaling 1,305 acres of private land north and east of the Yerington Mine Site that covers additional portions of the Bear copper deposit. Under the terms of the agreements Quaterra (now SPS) has an exclusive right to explore these parcels and has an option to purchase the properties, surface water rights and supplemental storage water rights.

The Bear deposit was discovered in 1961 by Anaconda condemnation drilling in the sulfide tailings disposal area and was further delineated in the 1960s and 1970s. Currently the deposit is open in several directions and has never been consolidated under a single owner. A part of Quaterra’s recently acquired acreage was not previously accessible for exploration and is adjacent to the highest grade mineralization discovered during previous exploration of the area.

Historical information compiled for the Bear Deposit includes 126,400 feet of drilling in 49 drill holes that define a mineralized system covering an area of at least two square miles. The portion controlled by Anaconda in the 1960s covered approximately 25% of this area and includes an estimated 500 million tons of mineralized material averaging 0.40% copper (Dilles and Proffett, 1995). The Bear tonnage and grade estimate is historic in nature. A qualified person has not done sufficient work to classify this historic estimate as a current mineral resource and Quaterra does not treat it as such. In order to do so, this estimate will have to be confirmed by additional drilling.

The Bear deposit is a large porphyry copper system that occurs below 500 to 1,000 feet of valley fill and volcanic rocks of Tertiary age. Mineralization occurs predominantly in quartz monzonite, border phase quartz monzonite, and quartz monzonite porphyry dikes of Jurassic age. There does not seem to be any relation between the Jurassic rock type and the sulfide occurrence. Copper mineralization occurs most commonly as chalcopyrite with minor bornite within platings and veinlets of fresh feldspar and shreddy biotite. No copper oxide mineralization is present and only minor occurrences of chalcocite have been noted. Molybdenite is a common sulfide within the deposit, usually occurring with the best copper mineralization. However, only about 20% of the historic core samples have been analyzed for molybdenite and more studies are necessary to better understand its average grade and distribution.

The deposit is displaced by the gently east-dipping normal fault known as the Bear fault. The fault is defined by strongly sheared dark clay gouge with andesite and sulfide fragments. On the western part of the deposit the mineralization occurs within the foot wall of the fault while to the east the mineralization occurs deeper within the hanging wall.

The Bear project is a high priority because of its very large size, historic drilling and potential for higher grades than district averages. Molybdenum could also represent a by-product credit. Exploration to expand and upgrade the historic Bear resource into a compliant NI 43-101 resource is a high priority.

Acquisition costs incurred to December 31, 2014 were $496,519 (2013 - $340,646) and exploration expenditures were $17,879 (2013 - $12,366) for a total of $514,398 (2013 - $353,012). There were no acquisition or exploration expenditures at the Bear Deposit prior to 2013.

Nieves Silver Project, Mexico

On December 29, 2104, the Company closed the sale of its 50% interest in the Nieves silver property in Zacatecas State, Mexico, to joint-venture partner Blackberry Ventures I, LLC (“Blackberry”), for US$4 million. Under the terms of the agreement, Quaterra will receive four payments over 15 months of US$1 million each, with each payment earning Blackberry an additional 12.5% interest in the project. All costs for maintaining and exploring the property will be the sole responsibility of Blackberry, with no dilution to Quaterra, through the end of 2015 or until Blackberry completes the acquisition, whichever is earlier. Upon closing, Blackberry will become the operator of the Nieves project. In the event that Blackberry subsequently sells the project, Quaterra will receive 5% of the future net sale price. In addition, Quaterra has agreed to transfer its Americas claims in Durango State, Mexico, adjacent to Hecla Mining’s San Sebastian project, to Blackberry.

As at March 26, 2015, the Company owned 37.5% of this project.

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

Since inception to December 31, 2014, the Company had incurred $736,136 (net of recovery) (2013 - $1,754,434) for acquisition costs and $2,009,224 (net of impairment) (2013 - $4,811,803) for exploration expenditures giving a total of $2,745,360 (2013 - $6,566,237) for its interest in Nieves. The Company’s joint venture partner, Blackberry JV had spent, US$7,275,019 (2013 - $7,024,128) including the Company’s administration fee, for its 62.5% interest in Nieves.

Location, Access and Infrastructure

Exploration activities are coordinated from the small town of Nieves (now re-named Francisco R. Murguia) where an office and a house is maintained. Subsequent to the of Quaterra’s 50% share of Nieves to Blackberry as detailed above, Blackberry is responsible for all costs of the office and exploration activities, and is operator of the project. The town of Nieves is accessed via a 17-kilometer paved road from Highway 49. The nearest major population and service centre to Nieves is the mining town of Fresnillo located 90 km to the south. Fresnillo has a population of approximately 75,000 and services the Fresnillo Mine operated by Peñoles. Fresnillo offers a professional work force experienced in mining and related activities in addition to most other supplies and services. International airports are located within approximately a three hour drive of the property in the city of Zacatecas to the south, and in Torreõn (Coahuila State) to the north. Road access is excellent with the main paved highway to Nieves running along the northern portion of the property. A network of dirt roads and trails provide access to the historical mining operations and extend southward to all areas of the property. Drill and access roads can be built easily as most of the Nieves Property is flat-lying with only a few dry creek beds.

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

In the early 1990’s, a group of Mexican concessionaires assembled a land position that Kennecott optioned on January 16th, 1995. Exploration work completed by Kennecott included geologic mapping, surface sampling, geophysical surveying and reverse circulation (RC) drilling of the Gregorio North, California and Orion West veins. The drilling intersected several zones of significant silver mineralization hosted by two distinct styles of mineralization. Drill hole NV08 in the California area intercepted two separate 2m intervals of high-grade silver vein mineralization that returned assay values of 367 g/t and 795 g/t silver at depths of 108m and 116m, respectively. In contrast, drill hole NV03 intersected a large low-grade zone of silver mineralization at a depth of 180m depth that averaged 82 g/t silver over 28m. Drill hole NV03 also encountered a high-grade silver vein at 148m depth that returned 254 g/t silver over 2m. Drill hole NV06 also encountered a large zone of low-grade silver mineralization that returned 67 g/t silver over 68m.

After acquiring the Nieves option from Kennecott in 1998, Western Copper drilled 5 RC holes testing the California vein system. The holes were drilled in the area around hole NV08. Western Copper also twinned hole NV08 and reproduced similar assay values for the intercepts reported by Kennecott including 890 g/t silver over 1.0m in drill hole WCNV01. Holes drilled to intercept mineralization below drill hole NV08 returned assay values of 841 g/t silver over 0.45m, 109 g/t silver over 0.8m, and 1,081 g/t silver over 0.35m in drill hole WCNV04.

Systematic drilling began after Quaterra bought the property from Western Copper in 1999. Since Kennecott imitated exploration drilling in 1995, a total of 61,608 meters have been drilled in 205 holes, all but thirteen of which were completed during the Quaterra/Blackberry earn-in and JV.

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

Tertiary clastic rocks unconformably overlie the Caracol Formation on the east side of the Nieves Property. The shallow dipping Tertiary clastic section includes a 1 to 10 meter thick conglomerate composed of rounded to sub-rounded limestone boulders in a sandstone groundmass. Above the limestone conglomerate there is up to 130m of conglomeratic sandstone with thin bands of calcareous conglomerate. Overlying the conglomerate is 40 meter to 50 meter of Tertiary volcanic rocks composed of rhyodacitic to andesitic welded tuff. A thin 1.5 to 2 meter unit of grey to dark grey basalt occurs above the tuff and is in turn overlain by at least 56m of porphyritic rhyolite flows striking north-northwest and dipping northeast. These flows underlie a prominent north trending ridge on the east side of the Nieves property and are the host rock for manganese-calcite veins and breccia mineralization previously exploited by local miners.

The oldest structures on the Nieves Property are the folds which affect the Mesozoic argillite beds. These structures are likely related to compression during the Laramide Orogeny in the Cretaceous. Thrust faults are also common features of structures attributed to the Laramide Orogeny and several have been suspected to occur on the Nieves Property. Post-Laramide structures affected both the Mesozoic Caracol Formation sedimentary rocks and the Tertiary volcanic and sedimentary rocks. These structures include: (1) faults that strike 330º to 000º and dip moderately northeast to east with east plunging slicken-sides, (2) faults that strike 170º to 180º and dip steeply to the west, and (3) major vein structures that strike 240º to 270º and dip 60º to 90º to the south.

Mineralization

Silver mineralization on the Nieves Property is classified as low-sulphidation epithermal mineralization and is the primary exploration target. Epithermal silver veins are the dominant type of deposit within the Altiplano Region of Mexico that includes world-class examples such as Pachuca, Zacatecas, Fresnillo, and Guanajuato. The closest example is the Fresnillo deposit, located 90 km to the south of the Nieves Property. The Fresnillo deposit includes mantos and chimneys, stockworks, disseminated mineralization, and veins that show vertical mineralogical zonation. Typically in these veins, the high-grade silver (gold) zone is constrained in elevation within the vein structure to up to 500 meters vertically, or between 180 meters and 750 meters depths below which the veins becomes dominated by base-metal sulfides and progressively lower in precious metal content.

The most economically significant mineralization at Nieves occurs in anastomosing carbonate-quartz-sulphide vein systems and stockworks that have been defined over a total strike length of 3.8 kilometers by 54,814 meters of drilling in 187 holes. The system develops to a maximum true width of in excess of 200 meters and has a proven down dip extent of approximately 525 meters.

The carbonate-quartz-sulphide veins contain the best grades of silver, gold, lead and zinc. They consist of calcite that is partially to totally replaced by grey to white, chalcedonic, fine-grained quartz veins and veinlets. Individual veins are from centimetres to 1.5 meters wide with up to 50% sulphide minerals. Sulphides include pyrite, stibnite, sphalerite, galena, chalcopyrite and the silver sulphosalt freibergite, as well as minor proustite, pyrargyrite, and jamesonite.

The central and most important of the three vein systems is the Concordia-San Gregorio-Dolores system which includes both the La Quinta and Gregorio North zones. Mineralization along the Concordia-San Gregorio-Dolores vein has a known total strike length of 1,300 meters and a true width up to 100 meters. The mineralized zone in the Gregorio North area is approximately 1,200 meters long and up to 200 meters wide. The La Quinta and Gregorio North zones are the subject of the August 9, 2012 Caracle Creek 43-101 compliant resource estimate but only the La Quinta zone is included in a proposed open pit as shown in the October 31, 2012 preliminary economic assessment.

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

In April 2011, Quaterra contracted Mira Geoscience to invert ground magnetic data from the Nieves Property. The results indicated that the geophysics model was poorly constrained due to insufficient data particularly along the western edge of the magnetic low anomaly. In December 2011, Zonge International (Zonge) was contracted to conduct additional ground magnetometer surveying along 14 N-S lines with a spacing of 200m between lines. The survey extended the magnetic low an additional 1200 meters west for a total E-W length of 2200m.

In June and July 2011, Zonge conducted IPR surveys along nine lines that indicated that several of the vein systems including the Santa Rita, Dolores, Nino and Orion veins extended to the western edge of the existing survey coverage. The coverage was extended in the first quarter of 2012, with a survey consisting of six lines totalling 28.4 line-kilometers, of vector CSAMT and CSIP and nine follow-up lines of pole-dipole IPR totalling 16.5 line-kilometers. The six lines of vector CSAMT/CSIP were spaced 400 meters apart and covered 1,000 hectares west of the main veins in the area of the enigmatic magnetic low.

The geophysical anomalies were followed up by surface mapping and sampling. The most interesting area identified to date is West Santa Rita, where the mapping identified two groups of narrow, sub-parallel two to 30 centimeters wide calcite-quartz veinlets, some of which contain strong gold and silver mineralization. Gold values range from nil to 8.11 g/t over 0.2 meters and silver values range from nil up to 253 g/t over 0.4 meters. Outcrop in the area is sparse but at least one sample from a fault zone coinciding with the anomalous IP zone defining the Nino vein is anomalous in gold and silver.

Quaterra and Blackberry completed two more phases of drilling (VII and VIII) between March 2010 and October 2011, consisting of 73 drill holes and totalling 18,547 meters. Most of the drilling concentrated on the Concordia-Dolores-San Gregorio vein system, but significant amount of drilling is located in the California and Santa Rita vein systems as well.

The drill program was successful at increasing the size of known mineralized zones along all the major vein systems. Mineralization along the Concordia vein system was extended an additional 400 meters, to a total of approximately 1,300 meters. The length of known mineralization along the California vein system was increased to a total of approximately 550 meters and it remains open to the east. Phase VII and VIII drill programs were successful in doubling the strike length of the Gregorio North mineralized zone located north of the San Gregorio vein, extending the strike length of the mineralized zone to approximately 1200 meters. A total of 15 drill holes systematically tested the Santa Rita vein system over 500 meters along strike, and the total length of mineralization was extended to approximately 750 m and remains open to the west.

The best intersections include 149 g/t Ag and 0.11 g/t Au over 31.25 m, which includes 6320 g/t Ag and 1.82 g/t Au over 0.25 meters in drill hole QTA123 along the Concordia West vein, 104 g/t Ag over 19 meteres, including 6410 g/t Ag over 0.1 meters and 5960 g/t over 0.1 meters in drill hole QTA137 along the California vein, and 152.2 g/t Ag and 0.12 g/t Au over 57 meters in drill hole QTA144 in the Concordia West area.

The results of the program were the subject of a fourth technical report and the third NI 43-101 compliant independent resource estimate prepared for the Nieves project by Caracle Creek titled “Nieves Project From 43-101 Technical Report Preliminary Economic Assessment Zacatecas, Mexico” and dated October 31, 2012. The most recent estimate, dated August 9, 2012, was incorporated into the October 31, 2012 preliminary economic assessment (“PEA”) for the Nieves project by M3 Engineering & Technology Corp. (“M3”) of Tucson, Arizona.

During preparation of the PEA, Quaterra tested the strike extension of mineralization at Nieves with eight core holes totaling 3,060 meters. Hole QTA 190 was collared to test an induced polarization (IP) anomaly on the Orion vein, a two-kilometer westward extension of the Gregorio vein. The hole intersected 0.8 meters of 1,865 grams per tonne (g/t) silver (54.5 oz/ton) which is part of a larger vein interval starting at 243.6 meters averaging 341 g/t silver (10.0 oz/ton). Holes QTA 191 and QTA 192, drilled 200 meters west and east of QTA 190, intersected 0.85 meters of 289 g/t silver and 1.1 meters of 284 g/t silver respectively. The new zone is open laterally and at depth.

Three holes (QTA 185-187) tested coincident IP and geochemical gold anomalies on the western extension of the Santa Rita vein. Holes QTA 186 and QTA 187 intersected 5.1 -meter intervals averaging 0.7 g/t gold and 0.55 g/t gold respectively. The gold anomalies may represent the upper levels of deeper and as yet undiscovered silver mineralization.

Wildcat holes QTA 188 and QTA 189, drilled two kilometers further west from holes QTA 185-187 to test anomalous vein occurrences, did not intersect significant mineralization.

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

All drilling is conducted under the supervision of Quaterra personnel. The compound containing the core logging and core storage facility is protected by a chain link fence with locked gate. The individual storage rooms are locked to prevent access to the core logging and core cutting areas. The onsite geology office is a separate building within the compound and is also kept locked. The main working office is located in the town of Nieves within a locked house compound and also serves as a field house for the geologists. Paper and digital maps, cross-sections and long sections are stored in the Nieves field house office.

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

Metallurgical Testing

Preliminary metallurgical testwork on the composite sample from the Nieves property was completed in June 2010 by G & T Metallurgical Services Ltd. Approximately 100 kg of coarse crush material was composited from reject core material from selected intervals in 12 holes drilled through the La Quinta mineralization in 2009-2010. The sample was determined to contain ~ 79 g/t Ag (theoretical grade of 83 g/t Ag). Freibergite was the major silver phase present in the sample. Ore hardness tests indicated that the sample was moderately soft with a Bond work index of 10.8 kWh/tonne. Open circuit floatation tests showed that ~ 86% of the Ag can be recovered into a final concentrate with a grade of ~ 2.3 kg/tonnes Ag. Rougher tests suggested that Ag recovery was relatively independent of primary grind size between 67 and 104µm K80. Additional testwork was recommended to investigate coarser primary grind sizes. Rougher tests also indicated that silver recovery could also be increased by using a collector such as EROPHINE 3418A which would increase the selectivity of Ag over pyrite. Open circuit cleaner tests suggest that regrinding the rougher concentrate to 20µm K80 had no significant benefit on silver metallurgy. However, increasing the pH of the cleaner circuit to 10 significantly improved the Ag grade in the final concentrate. For the purposes of the preliminary economic assessment, design parameters of 86% silver recovery with a final concentrate grade of 2,300 g/t were used.

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

The mineral resource is based on drilling information as of June 22, 2012. The database includes collars, assays, survey and lithology information from 8 drill holes from programs of previous operators between 1995 and 1996, 10 drill holes drilled by Quaterra between 1999 and 2000, as well as 174 drill holes drilled by Quaterra and Blackberry between 2004 and 2012. The estimation used geostatistical block modeling methods constrained by a mineralised wireframe. GEMCOM’s GEMS resource modeling software V.6.3 was used to generate the block model and perform the grade estimation. Grades for Ag & Au were estimated using the inverse distance method of interpolation. The mineral resources were classified according to the CIM Standard Definition for Mineral Resources and Mineral Reserves (December 2005) guidelines and reported in accordance with the Canadian Securities Administrators National Instrument 43-101.

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

The Qualified Person responsible for the updated Nieves project resource estimate is Jason Baker, P. Eng., of Caracle Creek. Zsuzsanna Magyarosi Ph.D., also of Caracle Creek, is the Qualified Person responsible for the QA/QC evaluation. Doris M. Fox M.Sc., P. Geo,, also of Caracle Creek, is the Qualified Person responsible for the site visit and sampling procedures.

Preliminary Economic Assessment

M3 Engineering & Technology Corp. (“M3”) of Tucson, Arizona used the Caracle Creek mineral resource estimate to complete a preliminary economic assessment (“PEA”) for the Nieves project October 31, 2012 and titled “Nieves Project Form 43-101 Technical Report Preliminary Economic Assessment Zacatecas, Mexico”. The PEA was amended and restated on January 7, 2014 in a document titled “Nieves Project Form 43-101 Technical Report Preliminary Economic Assessment Zacatecas, Mexico”. The study concluded that the project has potential for development as an open pit silver mine that would produce 55.5 million ounces of silver over 10-year mine life.

A PEA should not be considered to be a pre-feasibility or feasibility study as the economics and technical viability of the Project have not been demonstrated at this time. Mineral resources that are not mineral reserves do not have demonstrated economic viability. A PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too geologically speculative at this time to have economic considerations applied to them to be categorized as Mineral Reserves. Thus, there is no certainty that the production profile concluded in the PEA will be realized. Actual results may vary, perhaps materially.

The PEA set out the following key project parameters:

•

An open pit mine centered on the Concordia vein that contains a total of 35.4 million tonnes of mineable material. The pit includes 28.3 million tonnes of higher grade material averaging 65 g/t silver and 0.045 g/t gold (at a cutoff of 30.5 g/t silver); and 7.1 million tonnes of lower grade material averaging 24 g/t (at a cutoff of 21.3 g/t silver). The open pit mine plan was developed based on an indicated resource of 33.0 million tonnes at 50.1g/t silver and an inferred resource of 39.3 million tonnes at 32.0 g/t silver, using a cutoff of 15 g/t

•

Recovery of 55.5 million ounces of silver and 41,000 ounces of gold over the 10-year mine life at an average mining rate of 3.5 million tonnes per year. Silver recoveries of 86% were based on testwork completed to date.

•	Initial capital expenditure of US$231.6 million with a sustaining capital cost of $64.1 million. Capital costs are considered accurate to +/- 35%.

•	Average life-of-mine operating costs of $14.98 per ounce of payable silver.

•

An after tax net present value (NPV) of $77.1 million at an 8% discount rate and a base case silver price of $27 per ounce and a before tax NPV of $142.32 million. At a silver price of $32.40 the after tax NPV is $204 million. The project breaks even at a silver price of about $21.37 per ounce (about $15.25 after payback).

•	An after tax internal rate of return (IRR) of 15.7% with a 4.4-year pay back and a before tax IRR of 21.9% with a 3.4- year pay back.

The mine plan for the Nieves project is an open pit that straddles the Concordia vein and includes three pit phases. A 35.4 -million tonne mineralized zone would be mined at a rate of 10,000 tonnes per day resulting in a 10-year mine life and at a 5.4:1 (waste to ore) strip ratio. The pit includes 28.3 million tonnes of higher grade material averaging 65 g/t silver and 0.045 g/t gold (at a cutoff of 30.5 g/t silver); and 7.1 million tonnes of lower grade material averaging 24 g/t silver (at a cutoff of 21.3 g/t silver). The San Gregorio zone was not included in the mine plan but may become viable with additional drilling.

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

Herbert Gold Project, Alaska

The Herbert gold project is an early stage, partially drill-tested, high-grade, gold mineralized mesothermal quartz vein system in the historic Juneau Gold Belt of southeast Alaska. The project consists of 91 unpatented lode claims located 30 kilometers north of Juneau and 42 kilometers south of Coeur Alaska's new Kensington gold mine. The property covers six parallel vein structures exposed at the toe of a retreating glacier.

Mineralization consists of mesothermal quartz-carbonate-gold-base metal veins similar to those in other historic mines in the district. Four principal veins have been identified, which from south to north include the Floyd, Deep Trench, Main, and Goat veins. Minor veins include the North, Ridge and Lake veins. The principal veins strike N80E and dip steeply to the north. The cumulative strike length of all mapped veins at present is over 3,700 meters.

Quaterra (35%) and Grande Portage (65%) formed joint venture for the further exploration and development of the property with each party bearing its proportionate share of costs. Grande Portage is the operator of the Herbert gold project.

A total of 127 diamond drill holes and four trenches have investigated the Herbert Gold Property since its discovery in 1986. The 2012 drilling campaign was designed to upgrade the previously identified inferred resources to indicated resources and to test extensions of mineralization in the Main and Deep Trench veins as well as new targets in the Goat and Ridge veins.

The results of the 2012 drilling program were included in the database used by D.G. DuPre & Associates for an NI 43-101-compliant resource estimate released in a document titled “Technical Report on the Herbert Gold Property Juneau District, Southeast Alaska” and dated April 10, 2013. The updated estimate contains an indicated resource of 821,100 tonnes grading 6.91 grams per tonne gold (gpt) containing 182,400 ounces of gold in the Deep Trench and Main veins. The resource was calculated using a base case cut-off of 2 gpt. The Deep Trench and five veins that have had limited drill testing contain an inferred resource of 51,600 tonnes grading 7.73 gpt gold for a total of 12,800 ounces of gold. The mineralization is open at depth and along strike.

Herbert Gold Project
Mineral Resource Estimate

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

The estimate classifies resources according to proximity to the sample locations as required by NI 43-101, according to the CIM Definition Standards for Mineral Resources and Mineral Reserves. Three dimensional models were constructed from a series of cross sections for each of eight different zones. Some areas of the Main vein provided multiple options for correlations that were permissive by geology and sample geochemistry. These correlations were corrected and modified as supported by surface mapping and geology. The Deep Trench vein was remarkable in the simplicity and consistency of a very planar orientation of the correlations.

An Inverse Distance Squared (ID2) method using a block model approximately 8m x 1.5m x 6m was applied to the Main and Deep Trench veins. Smaller solids (such as the Deep Trench Vein Hanging Wall) were modeled using smaller block sizes down to 2m x 2m x 2m. Blocks required a minimum of 3 and a maximum of 12 composites within a 180m x 18m x 180m search ellipsoid, oriented parallel to the vein. Statistical studies showed that capping or averaging was not indicated. The resource remains open in multiple directions along these defined veins.

D.R. Webb P. Geol. is the Qualified Person responsible for the reserve and resource calculations while D.G. Dupre P. Geo. is the Qualified Person responsible for all other aspects of the Technical Report.

No drilling was performed during 2013. All wooden drilling platforms were dismantled and flown to an offsite location as specified in the operating permit. The third year of baseline environmental water studies was completed.

Although the 2014 Operating Plan was approved by the US Forest Service on February 27, 2014, the joint venture elected not to drill due to a lack of funds. The Company is currently in the process of monetizing non-core assets, including its 35% interest in the Herbert project. In the event that Grande Portage elects to drill before Quaterra has monetized its interest, the Company will be subject to dilution if it elects not to participate.

Acquisition costs incurred to December 31, 2014, were $164,031 and exploration expenditures were $1,595,062 for a total of $1,759,093 for its 35% interest. Acquisition costs incurred to December 31, 2013 were $150,615 and exploration expenditures were $1,579,962 for a total of $1,730,577 for its 35% interest.

Uranium Claims, USA

On March 14, 2014, the Company closed a transaction to sell its uranium properties and assets located in the states of Arizona, Utah and Wyoming for gross proceeds of $500,000.

Other Properties

The Company has divested itself of all non-copper properties except Herbert Gold which is being evaluated for sale.

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

2014 versus 2013

For the year ended December 31, 2014 (“2014”), the Company reported a net loss of $2,484,716 compared to a net loss of $28,917,916 for prior year, the differences are mainly due to the impairments for mineral properties in the United States and central Mexico plus unrealized non cash fair value gain on derivative liabilities and gain on disposal of mineral properties. To preserve cash, the Company has reduced its general administration and corporate activities, and focused on supporting its exploration and development activities in its Nevada copper assets. Other general fluctuations are discussed below:

Exploration Costs

Exploration costs represent expenditures to undertake and support exploration activities on our properties. If they do not have characteristics of property, plant and equipment, they are expensed as incurred. Exploration costs charged to operations during 2014 were $424,875 compared to $67,448 for the prior year resulting from an impairment of Mexico properties in prior years resulting in current year costs being expensed.

General Administrative Expenses

General administrative expenses include overheads associated with administering the Company’s regulatory requirements and supporting the exploration activities.

•

Administration and general office decreased by $291,263 from $657,751 in 2013 to $366,488 in 2014 reflecting the amended service agreement with Manex Resources Group Inc. (“Manex”). Manex is a private company controlled by the Corporate Secretary of the Company. It provides furnished office space, selected administration, accounting, and corporate secretarial services to the Company. These services are provided in the normal course of operations for consideration established and accepted by the Company and Manex. On February 9, 2012, the Company renewed its service agreement with Manex for its Vancouver head office administration and corporate services at a monthly rate of $15,750 for office rent plus accounting and administration services provided at agreed market rates for a five-year term expiring August 31, 2017. The service agreement was amended September 1, 2013, March 1, 2014 and January 1, 2015 to reduce the fee for services to a monthly rate of $5,000 with the monthly office lease remaining at $8,000. The Company may terminate the services portion of the agreement upon 30 day notice without penalty, and the office lease portion of the agreement by paying Manex the lesser of $96,000 or a total fee owing for the remainder of the lease term (through August 31, 2017).

•

Consulting decreased by $219,135 from $258,350 in 2013 to $39,215 in 2013 due to the cancellation of the contract with Atherton Enterprises and the direct employment of Scott Hean, our CFO, instead of as a consultant.

•	Directors’ fees have been suspended since January 1, 2013. By resolution, the board agreed in May 2013 to forego fee accruals until further notice.

•	Investor relations and communications increased by $50,475 from $39,821 in 2013 to $90,296 in 2014 primarily to our contract use of our former VP of Investor Relations.
•	Personnel costs increased by $247,955 from $806,443 in 2013 to $1,054,398 in 2014 due the hiring of Scott Hean as the CFO from the contract basis in December of 2013.
•

Professional fees increased by $18,826 from $643,243 in 2013 to $662,069 in 2014 reflecting the increased legal fees for the Arizona uranium property sale, Nieves Property sale, Non-core asset sale, and the Freeport Option agreement.

•

In June 2014, the Company issued 2,880,000 stock options at an exercise price of $0.10 for five years. In December 2014, the Company issued 1,000,000 stock options at an exercise price of $0.05 for five years. In September 2013, the Company granted 3,955,000 stock options at an exercise price of $0.16 for five years. The fair value as calculated by the Black Scholes model, of the Company’s stock options has decreased in line with a reduction on the Company’s share price.

Other and Non-Cash Items

•

Foreign exchange: The Company recognized a foreign exchange loss of $7,866 in 2013 compared to a foreign exchange gain of $211,781 in 2014 due to the strengthening of the US dollar over the year in 2014. Volatility in the foreign exchange rate could continue to result in significant foreign exchange gains or losses. The Company does not hedge its exposure to changes in the value of the Canadian dollar.

•

Fair value gain on derivative liability: Warrants denominated in a currency other than the Company’s functional currency are deemed to be a derivative and valued at fair value. On each reporting date, the derivative liability is adjusted for fair value changes with the difference being recorded in profit and loss. Due to the decline in the Company’s share price and also through the passage of time, the Company realized a non-cash gain of $693,121 in 2014 compared to $2,363,892 in 2013 subsequent to the initial fair value recognition.

•

Gain (loss) on sale of mineral property: On October 3, 2014, the Company sold three properties to Freeport- McMoran for US$5,000,000. At the date of disposal the total capitalized exploration expenditures for these three properties were US$1,193,417 which was written off resulting in a gain on disposal of US$2,917,162. On September 19, 2013, the Company sold three properties in central Mexico to Goldcorp for US$375,000 plus applicable taxes. At the date of disposal the total capitalized exploration expenditures for these three properties were $3,225,818 which was written down to nil and resulted in a loss on disposal of $2,774,114. In July 2013, the Company received an additional US$1,000,000 ($1,038,000) from Freeport as a contingent bonus from the sale of Butte Valley.

•

General exploration costs: These costs represent expenditures to undertake and support exploration activities on the Company’s properties, including costs incurred prior to the Company obtaining the rights to the mineral properties. In addition, if the expenditures are deemed not to be specifically related to individual properties or not recoverable, they are expensed as incurred.

•

Impairments: due to the current market condition, the Company has entered into an agreement to sell or has abandoned inactive non-core mineral properties so as to focus its effort and resources in its copper properties in the Yerington District. As a result, $3,550,874 impairments were recorded in the year ended December 31, 2014. Comparatively, $26,212,984 impairments were recorded in the year ended December 31, 2013. In 2014, management assessed the Company’s ability to continue exploration activities on all of its mineral properties and made a decision to focus exploration efforts only on certain key properties and allow other claims to lapse. Accordingly, the following mineral properties were impaired to net loss during 2014:

(i)	Other US properties – $637,514
(ii)	Nieves – $2,913,394.

•	Interest income (expenses): interest earned varies based on the timing, type and amount of equity placements and resultant fluctuations in cash. The interest expense in 2013 was related to the unsecured loans from the Company’s Chairman. As of December 31, 2013, US$600,000 remained unpaid. On March 18, 2014, the loans were converted to a demand basis with a 40-day notice period.

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

•

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

•

Consulting decreased by $108,014 from $366,364 in 2012 to $258,350 in 2013 due to the termination of the financial advisory service agreement on April 15, 2012 as well as a downward renegotiated community communication service in August 2012.

•	Directors’ fees have been suspended since January 1, 2013. By resolution, the board agreed in May 2013 to forego fee accruals until further notice.
•	Investor relations and communications decreased by $184,588 from $224,409 in 2012 to $39,821 in 2013 due to the reduced number of tradeshow trips.
•

Personnel costs reduced by $329,543 from $1,135,986 in 2012 to $806,443 in 2013 due to staff reductions and the voluntarily salary reductions from management. Further staff reductions have been made in the first quarter of 2014.

•	Professional fees increased by $47,490 from $595,753 in 2012 to $643,243 in 2013 reflecting the increased legal fees for the Arizona uranium law suit which commenced early 2012.
•

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

•

Foreign exchange: The Company recognized a foreign exchange loss of $166,914 in 2012 compared to $7,866 in 2013 due to the strengthening of the US dollar over the year in 2013. Volatility in the foreign exchange rate could continue to result in significant foreign exchange gains or losses. The Company does not hedge its exposure to changes in the value of the Canadian dollar.

•

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

•

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

•

General exploration costs: These costs represent expenditures to undertake and support exploration activities on the Company’s properties, including costs incurred prior to the Company obtaining the rights to the mineral properties. In addition, if the expenditures are deemed not to be specifically related to individual properties or not recoverable, they are expensed as incurred.

•

Impairments: due to the current market condition, the Company has abandoned inactive non-core mineral properties so as to focus its effort and resources in its copper properties in the Yerington District. As a result, $26,212,984 impairments were recorded in the year ended December 31, 2013.

•

Interest income (expenses): interest earned varies based on the timing, type and amount of equity placements and resultant fluctuations in cash. The interest expense in 2013 was related to the unsecured loans from the Company’s Chairman. As of December 31, 2013, US$600,000 remained unpaid. On March 18, 2014, the loans were converted to a demand basis with a 40-day notice period.

B.	Liquidity and Capital Reserves

As at March 26, 2015, the Company had cash of $1,089,000.  With the asset sale transactions during 2014, management believes the Company has sufficient funds for the next full year of operations. The Company continues to take steps to reduce costs including reduction in management remuneration.  Since the Company does not generate any revenue from operations, its long-term profitability will be directly related to the success of its mineral property acquisition, divestment and exploration activities.

The following sales of non-core assets occurred in 2014:

•	On March 14, 2014, a transaction to sell its uranium properties and assets located in the states of Arizona, Utah and Wyoming for gross proceeds of $500,000.
•

On October 3, 2014, a transaction to sell its residual interests including royalties in three non-core copper and molybdenum assets—Butte Valley, Nevada, SW Tintic, Utah and Cave Peak, Texas—to Freeport-McMoRan Mineral Properties Inc. for US$5 million of which US$1 million was paid at Closing with the balance payable in US$500,000 quarterly increments commencing January 1, 2015 (which was paid), for eight consecutive quarters.

•

On December 29, 2014, the sale of Quaterra’s 50% interest in the Nieves silver property in Zacatecas State, Mexico, to joint-venture partner Blackberry Ventures I, LLC (“Blackberry”), for US$4 million. Under the terms of the agreement, Quaterra will receive four payments over 15 months of US$1 million each, with each payment earning Blackberry an additional 12.5% interest in the project. As of March 25, 2015, the Company has 37.5% ownership in Nieves.

The proceeds from these property sales have been used to continue advancing its Yerington copper projects and general corporate expenditures.

During the year ended December 31, 2014, the Company expended $2,785,258 (2013 - $2,430,403) cash in operating activities with allocations of 26% in professional and consulting expenses, 40% in personnel costs, 14% in administration and general office expenses, 5% in travel and shareholder communications, and 4% in transfer agent and regulatory fees.

The Company also had $1,791,579 (net of recoveries) (2013 - $4,205,935) in mineral property acquisition and exploration costs: allocated as 80% in Yerington district copper projects, 13% in Nieves, 2% in Herbert Gold, and 5% in other U.S. properties. The Company has decided to focus its efforts on Yerington copper projects and continue to monetize its non-core assets.

The ability of the Company to continue its exploration programs is dependent on the continuing success of its programs and on generating sufficient additional funding to support those exploration programs. Management is continuing to consider ways to monetize its remaining non-core exploration properties. The business of mining exploration involves a high degree of risk and there is no assurance that current exploration projects will result in future profitable mining operations. The Company has no source of revenue, and has significant cash requirements to meet its administrative overhead, pay its liabilities, and maintain its mineral interests.

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

E.	Off- Balance Sheet Arrangements

None.

F.	Tabular Disclosure of Contractual Obligations

The following table outlines our contractual and optional obligations at December 31, 2014 and the period such payments are due by:

	Total	1 Year	2-3 Years	4-5 years	> 5 years
Mineral properties (a)	$4,327,607	$674,666	$1,230,737	$1,531,576	$890,628
Office lease (b)	263,906	103,906	160,000	-	-
	$4,591,513	$778,572	$1,390,737	$1,531,576	$890,628

(a)	We are required to make option payments and other expenditure commitments to maintain control of these properties.

(b)

Manex is a private company controlled by the Corporate Secretary of the Company. It provides furnished office space, selected administration, accounting, and corporate secretarial services to the Company. These services are provided in the normal course of operations for consideration established and accepted by the Company and Manex. On February 9, 2012, the Company renewed its service agreement with Manex for its Vancouver head office administration and corporate services at a monthly rate of $15,750 for office rent plus accounting and administration services provided at agreed market rates for a five-year term expiring August 31, 2017. The service agreement was amended September 1, 2013, March 1, 2014 and January 1, 2015 to reduce the fee for services to a monthly rate of $5,000 with the monthly office lease remaining at $8,000. The Company may terminate the services portion of the agreement upon 30 day notice without penalty, and the office lease portion of the agreement by paying Manex the lesser of $96,000 or a total fee owing for the remainder of the lease term (through August 31, 2017).

G.	Safe Harbour

The safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, shall apply to forward-looking information provided pursuant to Item 5.F. Please see “Cautionary Statement Regarding Forward-Looking Information” at the outset of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

The following tables and biographies set forth information about our directors and executive officers:

Name	Age	Positions Held	Period as Director or Officer	Jurisdiction of Residence
Steve Dischler	57	Director & President & Chief Executive Officer	Since 2011	Nevada, U.S.A.
Thomas C. Patton	71	Director & Chairman	Since 1998	Washington, U.S.A.
John Kerr	74	Director	Since 1993	British Columbia, Canada
LeRoy Wilkes	72	Director	Since 2006	Colorado, U.S.
Anthony Walsh ~~1~~	63	Director	Since 2012	British Columbia, Canada
Todd Hilditch	47	Director	Since 2012	British Columbia, Canada
Michael Berry	67	Director	Since 2013	Whippany, New Jersey
Lawrence Page, Q.C	75	Corporate Secretary	Since 1995	British Columbia, Canada
Scott Hean	67	Chief Financial Officer	Since 2006	British Columbia Canada

1.	Mr. Walsh resigned as a Director on March 26, 2015

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

Eugene Spiering

Mr. Spiering’s VP Exploration contract with Quaterra Resources ended December 31, 2014 and was not renewed. He is no longer employed by the Company.

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

Scott B. Hean

Mr. Hean joined the Company as Chief Financial Officer in March 2006. He is director and past chair of the audit committee for Sabina Gold & Silver Corp. (SBB on the TSX) and chair of the Compensation Committee for Sabina. He also serves as chair of the audit committee for Formation Metals Ltd (FCO on the TSX) Previously, Mr. Heane held senior management and executive positions with Bank of Montreal as Senior Vice President and Managing Director responsible for financing in the natural resources sectors in North America and with J.P. Morgan of New York, where he was involved in financing oil and gas companies. In the non-profit sector, he serves as a director and past chair of the Bill Reid Trust, a not for profit organization concerning the work of the internationally renowned First Nations Haida artist, Bill Reid and has served on numerous not-for-profit Boards, including Outward Bound Canada and B.C. Children’s Hospital. Mr. Hean graduated from Simon Fraser University in 1973 and from the Ivey School of Business, London, Ontario, in 1975. He completed the Institute of Corporate Directors Director Education program in May 2006.

B.	Compensation

Executive Officers

The following table sets forth the compensation paid to executive officers for the fiscal year ended December 31, 2014.

Name	Salary ($)	Bonus ($)	Securities Under Options Granted (#) [5,6]	Share-Based Payment Under Options ($) [4]	All other Compensation	Total ($)
Thomas C. Patton President & CEO	150,000	nil	800,000	$40,696	nil	190,696
Eugene Spiering (1) VP of Exploration	200,000	nil	50,000	$3,110	nil	203,110
Scott Hean (2) Chief Financial Officer	150,000	nil	450,000	$23,458	nil	173,458
Steve Dischler(3) President and Chief Executive Officer	250,000	nil	1,100,000	$66,460	nil	316,460

(1)	Mr. Spiering’s contract was not renewed at December 31, 2014 and he is no longer employed with the Company.

(2)

Consulting fees paid to Atherton Enterprises, a company owned by Mr. Scott Hean in consideration of Mr. Hean’s services as Chief Financial Officer. Effective December 1, 2013, Mr. Hean became a salaried employee of the Company.

(3)	Share-based payment under options for Mr. Dischler reflected the 300,000 options vested during 2014 as part of Mr. Dischler’s appointment to President and CEO in September 2013.

(4)

The assumptions used to calculate share-based payment for June 2014 options were risk-free interest rate 1.31%, expected share price volatility 101.69%, expected option life 5 years, forfeiture rate 0%, and expected dividend yield 0%. The assumptions used to calculate share-based payment for December 2014 options were risk-free interest rate 1.01%, expected share price volatility 139.74%, expected option life 5 years, forfeiture rate 0%, and expected dividend yield 0%.

(5)

We granted stock options on June 25, 2014 under our Incentive Stock Option Plan at an exercise price of $0.10 per share for a five year term to the executive officers named above in the following amounts: Dr. Thomas Patton received 400,000 options; Mr. Spiering received 50,000 options; Mr. Hean received 250,000 options, and Mr. Dischler received 400,000 options.

(6)

We granted stock options on December 31, 2014 under our Incentive Stock Option Plan at an exercise price of $0.05 per share for a five year term to the executive officers named above in the following amounts: Dr. Thomas Patton received 400,000 options; Mr. Hean received 200,000 options, and Mr. Dischler received 400,000 options.

Board of Directors

The Company previously approved annual compensation to non-executive directors including payment of $500 per meeting attended, $500 per travel day and annual fees as follows:

Independent Directors	$12,000
Chairman of the Board of Directors	$24,000
Chairman of the Audit Committee	$15,000
Chairman of any other committee	$13,500

As approved by a resolution of the Board of Directors, no directors’ fees were paid or accrued in 2013. No fees were paid or accrued in 2014.

The Company granted stock options on June 25, 2014 under our Incentive Stock Option Plan at an exercise price of $0.10 per share for a five year term to the directors above in the following amounts: John Kerr received 200,000 options; Roy Wilkes received 200,000 options; Anthony Walsh received 200,000 options, Todd Hilditch received 200,000 options, and Michael Berry received 200,000 options.

C.	Board Practices

Term of Office

Our directors are elected annually at our annual general meeting and each officer holds such office for one year, until the next annual general meeting of shareholders, or until replaced by his or her predecessor.

Employment and Service Contracts

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

Steven Dischler: On October 24, 2011, Steven Dischler entered into an employment agreement with the Company for a period of five years for his position as Vice President, General Manager, Yerington District. Mr. Dischler was subsequently appointed President and CEO and a director of the Company on July 31, 2013. Pursuant to the agreement, Mr. Dischler earns an annual salary of US$250,000, is entitled to participate in future stock option grants, and may only have his employment terminated by the Company for breach of the employment agreement or for cause. Upon a change of control, as defined in the employment agreement, Mr. Dischler has the right to terminate the employment agreement and receive an amount of money equal to his annual salary for two (2) years, that amount being US$500,000.

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

D.	EMPLOYEES

During the fiscal years ended December 31, 2014, 2013 and 2012, we had direct employees as outlined below.

Company	2014	2013	2012
Quaterra Resources Inc.	2	4	4
Quaterra Alaska Inc./Singatse Peak Services LLC	6	9	10
Minera Agua Tierra S.A. de C.V.	Nil	Nil	Nil
Quaterra International Limited	Nil	Nil	Nil
Total	8	13	14

Manex is a private company controlled by the Corporate Secretary of the Company. It provides furnished office space, selected administration, accounting, and corporate secretarial services to the Company. These services are provided in the normal course of operations for consideration established and accepted by the Company and Manex. On February 9, 2012, the Company renewed its service agreement with Manex for its Vancouver head office administration and corporate services at a monthly rate of $15,750 for office rent plus accounting and administration services provided at agreed market rates for a five-year term expiring August 31, 2017. The service agreement was amended September 1, 2013, March 1, 2014 and January 1, 2015 to reduce the fee for services to a monthly rate of $5,000 with the monthly office lease remaining at $8,000. The Company may terminate the services portion of the agreement upon 30 day notice without penalty, and the office lease portion of the agreement by paying Manex the lesser of $96,000 or a total fee owing for the remainder of the lease term (through August 31, 2017). During the three years ended December 31, 2014, we paid Manex the following:

	Fiscal year ended December 31
	2014	2013	2012
Office space and administration	$113,124 $	237,948	$267,124
Accounting	140,000	165,864	164,088
Corporate Secretary	51,304	56,591	100,454
15% charges on recovery	867	2,621	3,683
	$305,294 $	463,024	$535,349

Manex is located at the same address as our company at suite 1100, 1199 West Hastings Street, Vancouver, British Columbia. Manex is a private company controlled by Lawrence Page, the Company’s Corporate Secretary.

E.	SHARE OWNERSHIP

All persons listed in subsection 6.B above beneficially own an aggregate of 8,185,318 Common shares or 4.23% of our common shares outstanding. Dr. Thomas Patton beneficially owns 5,214,762 or 2.70% of our common shares and he has the right to exercise or redeem various stock options that if fully exercised he will beneficially own 6,974,762 common shares of the Company or 3.57% of our outstanding shares. No other director or officer beneficially owns greater than 1% of our common shares.

We grant stock options to directors, officers, employees and consultants who provide services to us, including our subsidiaries, pursuant to our Incentive Stock Option Plan. The purpose of the Incentive Stock Option Plan is to provide increased incentive to contribute to our future success and prosperity, thus enhancing the value of our shares for the benefit of all the shareholders and increasing our ability to attract and retain skilled and motivated individuals in the service of us. Our Incentive Stock Option Plan is a “rolling” plan through which the maximum number of issuable shares underlying options is equal to 10% of our outstanding shares. As of December 31, 2014, there were 15,400,000 options outstanding under the Incentive Stock Option Plan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

We are not aware of any beneficial shareholder holding greater than 5% of our common shares as of the date of this annual report or during the prior three years, other than:

Goldcorp Inc.	10,294,825 common shares	5.32%

Goldcorp’s ownership of the Company has not changed in three years. The Company’s major shareholder does not have different voting rights.

As of December 31, 2014, approximately 56% of our common shares were held in Canada and approximately 43.9% of our common shares were held in the U.S., with the balance held in various other countries.

There are no arrangements known to us that may, at a subsequent date, result in a change in control.

B.	Related Party Transactions

During fiscal 2014, the Company paid legal fees of $9,139 to a law firm of which Lawrence Page is the principal.

Additionally, the Company amended the service agreement with related party Manex Resource Corp (“Manex”), a private company controlled by the Corporate Secretary of the Company. It provides furnished office space, selected administration, accounting, and corporate secretarial services to the Company. These services are provided in the normal course of operations for consideration established and accepted by the Company and Manex. On February 9, 2012, the Company renewed its service agreement with Manex for its Vancouver head office administration and corporate services at a monthly rate of $15,750 for office rent plus accounting and administration services provided at agreed market rates for a five-year term expiring August 31, 2017. The service agreement was amended September 1, 2013, March 1, 2014 and January 1, 2015 to reduce the fee for services to a monthly rate of $5,000 with the monthly office lease remaining at $8,000. The Company may terminate the services portion of the agreement upon 30 day notice without penalty, and the office lease portion of the agreement by paying Manex the lesser of $96,000 or a total fee owing for the remainder of the lease term (through August 31, 2017). During the year ended December 31, 2014 the Company paid $305,294 to Manex. Manex is located at the same address as the Company at suite 1100, 1199 West Hastings Street, Vancouver, British Columbia, V6E 3T5. We believe the terms of the Manex agreement are similar to that which would be obtainable from an unrelated party.

On March 28, June 5 and July 4 of 2013, the Company borrowed a total of US$800,000 unsecured loans at an interest rate of 10% per annum from our Chairman of the board, Mr. Thomas Patton. As of December 31, 2013, US$200,000 was repaid and the balance of US$600,000 was amended on March 18, 2014 to a demand basis with a 40-day notice period. On December 29, 2014, the Company repaid the balance of the Chairman’s loan and related interest.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

Financial Statements

The consolidated statements of financial position of Quaterra Resources Inc. as of December 31, 2014 and 2013 and the consolidated statements of comprehensive loss, changes in equity and cash flows of Quaterra Resources Inc. for the years ended December 31, 2014, 2013 and 2012, as well as the auditors’ report thereon, are presented at Item 17 of this annual report.

Legal Proceedings

From time to time, we may be a party to pending or threatened legal proceedings and arbitrations that are routine and incidental to our business. Based upon information presently available, our management is not aware of any threatened or pending litigation.

Dividends

We have never declared or paid any cash dividends on our common stock and we do not anticipate paying any cash dividends in the foreseeable future.

Significant Changes

Except as otherwise disclosed in this annual report, including under Item 5. “Operating and Financial Review and Prospects”, there has been no significant change in our financial position since December 31, 2014.

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

The following table set forth the price history of our common shares for the periods indicated.

	TSX Venture Exchange (C$)		NYSE MKT (US$)		OTCQX (US$)
	High	Low	High	Low	High	Low
Fiscal Year Ended December 31, 2014	0.11	0.035	-	-	0.089	0.03
Fiscal Year Ended December 31, 2013	0.36	0.065	0.37	0.07	-	-
Fiscal Year Ended December 31, 2012	0.74	0.32	0.71	0.32	-	-
Fiscal Year Ended December 31, 2011	2.08	0.54	2.21	0.50	-	-
Fiscal Year Ended December 31, 2010	2.50	1.05	2.42	1.01	-	-

Fiscal Year Ended December 31, 2014
First Quarter	0.10	0.06	-	-	0.085	0.035
Second Quarter	0.095	0.055	-	-	0.089	0.041
Third Quarter	0.06	0.04	-	-	0.079	0.03
Fourth Quarter	0.06	0.035	-	-	0.055	0.029

Fiscal Year Ended December 31, 2013
First Quarter	0.36	0.20	0.37	0.19	-	-
Second Quarter	0.23	0.09	0.22	0.09	-	-
Third Quarter	0.17	0.09	0.17	0.09	-	-
Fourth Quarter	0.15	0.065	0.15	0.07	-	-

February 2014	0.09	0.045	-	-	0.045-	0.03-
February 7-28, 2014	-	-	-	-	0.0795	0.05
February 1-6, 2014	-	-	0.08	0.04	-	-
January 2014	0.11	0.06	0.10	0.05	-	-
December 2013	0.10	0.07	0.11	0.07	-	-
November 2013	0.115	0.065	0.10	0.07	-	-
October 2013	0.15	0.105	0.15	0.10	-	-
September 2013	0.17	0.15	0.17	0.15	-	-

B.	Plan of Distribution

Not applicable.

C.	Markets

See subsection 9.A. “Offer and Listing Details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Powers and Functions of the Directors

Under Article 17, a director is obligated to disclose a potential interest in a contract or transaction being considered by us, and may not vote on a contract or transaction with a disclosurable interest, but the director shall be counted in the quorum at the meeting of the Board of Directors at which the contract or transaction is approved.

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

The Company is exposed to currency risk as follows:

Based on the above net foreign currency exposures as at December 31, 2013, and assuming all other variables remain constant, a 5% weakening or strengthening of the Canadian dollar against a) the US dollar would result in a change of $202,774 (2012 - $49,374) in the Company’s loss; and b) the Mexican peso would have no material impact in the Company’s loss for the year.

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

Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2014, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) as such term is defined in Rule 13a-15(f) or Rule 15d-15(f) promulgated under the Exchange Act. Management (under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer) assessed the effectiveness of our ICFR as of December 31, 2014, using the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO 1992 framework). Based on this assessment, our management concluded that our ICFR were effective as of December 31, 2014.

This annual report does not include an attestation report of our registered public accounting firm regarding our ICFR. Our management's report was not subject to attestation by our registered independent public accounting firm because we are not an accelerated filer or large accelerated filer and exempt as an Emerging Growth Company.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the fiscal year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The Company will provide to any person without charge, upon request via email at info@quaterra.com, a copy of the Code of Business Conduct and Ethics.

Item 16C.	Principal Accountant Fees and Services

The following table shows the aggregate fees billed to us by our principal accountant Smythe Ratcliffe LLP, Chartered Accountants, in each of the last two fiscal years.

	Year ended December 31,
	2014	2013
Audit Fees	$65,330	$52,000
Audit-Related Fees	Nil	Nil
Tax Fees	$2,500	$6,000
All Other Fees	-	-

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

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (The “Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities. During the fiscal year ended December 31, 2014, the Company had no such specified health and safety violations, orders or citations, related assessments or legal actions, mining-related fatalities, or similar events in relation to the Company’s United States operations requiring disclosure pursuant to Section 1503(a) of the Dodd-Frank Act.

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

QUATERRA RESOURCES INC.

Dated: March 31, 2015	By: /s/ Scott Hean
Scott B. Hean
Chief Financial Officer

(An Exploration Stage Company)

Audited Consolidated Financial Statements

December 31, 2014

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

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has established and maintains a system of internal accounting control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, financial information is reliable and accurate and transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel, and an organization providing for appropriate delegation of authority and segregation of responsibilities. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

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

March 26, 2015
Vancouver, British Columbia, Canada

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF QUATERRA RESOURCES INC.

We have audited the accompanying consolidated financial statements of Quaterra Resources Inc., which comprise the consolidated statements of financial position as at December 31, 2014 and 2013, and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended December 31, 2014, 2013 and 2012, and a summary of significant accounting policies and other explanatory information.

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

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Quaterra Resources Inc. as at December 31, 2014 and 2013, and its financial performance and its cash flows for the years ended December 31, 2014, 2013 and 2012 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Chartered Accountants

Vancouver, Canada
March 26, 2015

Quaterra Resources Inc.
Consolidated Statements of Financial Position
(Expressed in Canadian dollars)

	Note	December 31, 2014	December 31, 2013
Assets
Current assets:
Cash		$1,720,800	$894,265
Restricted cash		32,491	42,444
Amounts due from exploration partners		29,336	49,468
Taxes		4,920	6,709
Current portion of amount due from Freeport Nevada LLC	6	2,303,719	-
Prepaid and deposits		44,023	42,864
		4,135,289	1,035,750
Non-current assets:
Marketable securities	4	-	4,167
Amount due from Freeport Nevada LLC	6	2,148,172	-
Equipment	5	76,521	150,374
Mineral properties	6	37,488,476	44,865,186
Reclamation bonds		71,621	182,046
		39,784,790	45,201,773
Total Assets		$43,920,079	$46,237,523

Liabilities
Current liabilities:
Accounts payable and accrued liabilities		$377,607	$540,655
Due to related parties	12 (a)	3,295	-
Loan payable	12 (b)	-	689,038
		380,902	1,229,693
Non-current liabilities
Promissory notes payable	7	451,787	-
Derivative liability – warrants	8	1,500,467	1,191,784
		1,952,254	1,191,784
Total Liabilities		2,333,156	2,421,477

Shareholders' Equity
Share capital	9	116,135,532	116,135,532
Share-based payment reserve	10	19,735,627	19,480,034
Deficit		(94,284,236)	(91,799,520)
		41,586,923	43,816,046
Total Liabilities and Shareholders' Equity		$43,920,079	$46,237,523

Approved on behalf of the Board of Directors:

“Steven Dischler” (signed)	“Anthony Walsh” (signed)
Steven Dischler	Anthony Walsh

(See the accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
Consolidated Statements of Comprehensive Loss
(Expressed in Canadian dollars)

	Note	Years ended December 31,
		2014	2013	2012
General administrative expenses
Administration and general office		$366,488	$657,751	$726,113
Consulting		39,215	258,350	366,364
Depreciation	5	34,462	74,503	133,595
Directors' fees		-	-	126,971
Investor relations and communications		90,296	39,821	224,409
Personnel costs		1,054,398	806,443	1,135,986
Professional fees		662,069	643,243	595,753
Share-based payments	10 (a)	255,593	459,977	1,046,517
Transfer agent and regulatory fees		111,982	104,838	142,561
Travel and promotion		45,919	80,518	53,137
		(2,660,422)	(3,125,444)	(4,551,406)

Exploration partner administration income		22,808	26,442	90,847
Fair value gain on derivative liability	8	693,121	2,363,892	-
Foreign exchange gain (loss)		211,781	(7,866)	(166,914)
General exploration costs		(424,875)	(67,448)	(182,852)
Impairment of marketable securities	4	(4,167)	(8,166)	(66,533)
Impairment of mineral properties	6 (e), 6(f)	(3,508,465)	(26,212,984)	-
Gain on disposal of equipment		8,093	-	39,954
Gain (loss) on disposal of mineral properties		3,312,632	(1,735,714)	820,712
Interest expense and other		(135,222)	(50,628)	57,985
Write-off of taxes receivable		-	-	(895,769)
Net loss for the year		(2,484,716)	(28,817,916)	(4,853,976)
Unrealized loss on marketable securities		-	(8,166)	(15,334)
Transfer on impairment of marketable securities		-	8,166	66,533
		-	-	51,199
Comprehensive loss for the year		$(2,484,716)	$(28,817,916)	$(4,802,777)
Loss per share - basic and diluted		$(0.01)	$(0.17)	$(0.03)
Weighted average number of common shares outstanding		193,479,416	172,117,694	155,378,395

(See the accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Years ended December 31,
	2014	2013	2012
Operating activities
Net loss for the year	$(2,484,716)	$(28,817,916)	$(4,853,976)
Items not involving cash:
Depreciation	34,462	74,503	133,595
Fair value gain on derivative liability	(693,121)	(2,363,892)	-
Loss (gain) on sale of mineral property	(3,312,632)	1,735,714	(820,712)
Loan interest expense accrued	104,931	50,877	-
Loan interest income accrued	(29,761)	-	-
Share-based payments	255,593	459,977	1,046,517
Shares issued for services	-	-	30,000
Impairment of mineral property	3,508,465	26,212,984	-
Impairment of marketable securities	4,169	8,266	66,533
Unrealized loss (gain) on foreign exchange	(136,137)	(11,759)	43,266
Write-off of taxes and other receivables	2,558	-	895,769
Gain on disposal of equipment	(8,093)	-	-
	(2,754,282)	(2,651,346)	(3,459,008)
Changes in non-cash working capital
Taxes and other receivables	1,789	23,585	(14,796)
Prepaid and deposits	(1,158)	177,300	37,324
Accounts payable and accrued liabilities	(77,343)	47,048	(60,356)
Due to related parties	3,295	(26,990)	(20,894)
Cash used in operating activities	(2,827,699)	(2,430,403)	(3,517,730)
Financing activities
Shares and warrants issued for cash, net of issue costs	-	3,004,795	3,848,219
Repayment of loan payable	(638,160)	638,160	-
Convertible note payable	533,350	-	-
Derivative liability – warrants	-	-	774,673
Cash (used) provided by financing activities	(104,810)	3,642,955	4,622,892
Investing activities
Expenditures on mineral properties	(1,942,052)	(4,205,935)	(13,397,677)
Due from exploration partners	20,132	564,285	(373,531)
Mineral property recovery	2,765,330	-	-
Purchase of equipment	-	-	(9,676)
Proceeds from disposal of equipment	40,013	-	-
Reclamation bonds	90,427	-	348,805
Proceeds from sale of mineral property	2,775,241	1,490,104	1,980,381
Restricted cash	9,953	37,704	11,500
Cash provided by (used in) investing activities	3,759,044	(2,113,842)	(11,440,198)
Effect of foreign exchange on cash	-	-	(16,730)
Increase (decrease) in cash during the year	826,535	(901,290)	(10,351,766)
Cash, beginning of year	894,265	1,795,555	12,147,321
Cash, end of year	$1,720,800	$894,265	$1,795,555
Supplemental cash flow information (Note 14)

(See the accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
Statements of Changes in Equity
(Expressed in Canadian dollars)

	Common Shares		Share-based	Accumulated Other
			payment	Comprehensive
	Shares	Amount	reserve	Loss	Deficit	Total
Balance, December 31, 2011	152,353,283	$111,923,521	$17,988,540	$(51,199)	$(58,127,628)	$71,733,234
Common shares issued for cash, net of issue costs	10,541,571	3,848,219				3,848,219
Cancelled shares	(2,501)					-
Common shares issued for services	98,483	45,000	(15,000)			30,000
Share-based payments			1,046,517			1,046,517
Unrealized loss on available-for-sale marketable securities				(15,334)		(15,334)
Impairment of available-for-sale marketable securities				66,533		66,533
Net loss for the year					(4,853,976)	(4,853,976)
Balance, December 31, 2012	162,990,836	115,816,740	19,020,057	-	(62,981,604)	71,855,193
Common shares issued for cash, net of issue costs	29,810,000	3,004,795				3,004,795
Common shares issued for mineral properties	678,580	95,000				95,000
Derivative liability - warrants		(2,781,003)				(2,781,003)
Share-based payments			459,977			459,977
Unrealized loss on available-for-sale marketable securities				(8,166)		(8,166)
Impairment of available-for-sale marketable securities				8,166		8,166
Net loss for the year					(28,817,916)	(28,817,916)
Balance, December 31, 2013	193,479,416	116,135,532	19,480,034	-	(91,799,520)	43,816,046
Share-based payments			255,593			255,593
Net loss for the year					(2,484,716)	(2,484,716)
Balance, December 31, 2014	193,479,416	$116,135,532	$19,735,627	$-	$(94,284,236)	$41,586,923

(See the accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

1.	Nature and Continuance of operations

Quaterra Resources Inc. (“Quaterra” or the “Company”) is engaged in the exploration and development of its copper properties in Nevada, United States of America. Quaterra is a publicly listed company incorporated in Canada under the Business Corporations Act (British Columbia). The Company’s shares are listed on the TSX Venture Exchange (“TSX-V”) and OTCQX. The head office, principal address and records office of the Company are located at 1100 – 1199 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3T5. The Company’s registered office is 1200 – 750 West Pender Street, Vancouver, British Columbia, Canada, V6C 2T8.

The Company is in the process of exploring its mineral properties and has not yet determined whether its mineral properties contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts recorded as mineral properties is entirely dependent upon the existence of economically recoverable mineral reserves and the ability of the Company to obtain the necessary funding to complete its exploration and development of its mineral properties. The carrying value of the Company’s mineral properties does not reflect current or future values.

The business of mining exploration involves a high degree of risk and there is no assurance that current exploration projects will result in future profitable mining operations. The Company has no source of revenue (other than the potential sale of assets), and has significant cash requirements to meet its administrative overhead, pay its liabilities and maintain its mineral interests, which cash requirements management believes are adequate for the next few years.

The Company incurred a net loss of $2,484,716 for the year ended December 31, 2014 (2013 - $28,817,916; 2012 - $4,853,976). As at December 31, 2014, the Company had an accumulated deficit of $94,284,236 with a working capital surplus of $3,754,387 (2013 - deficiency of $193,943).

The consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The ability of the Company to continue as a going concern and meet its commitments as they become due, including completion of the acquisition, exploration and development of its mineral properties, is dependent on the Company’s ability to obtain the necessary financing. Due to two transactions occurring in the 4th quarter 2014 (see Note 6) management believes that it has sufficient funds for the next full year of operations. These consolidated financial statements do not include the adjustments that would result if the Company is unable to continue as a going concern.

These consolidated financial statements were approved by the board of directors for issue on March 26, 2015.

2.	Summary of significant accounting policies

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), effective as of December 31, 2014. The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

2.	Summary of significant accounting policies (Continued)

a)	Basis of presentation and consolidation

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as available-for-sale and derivative financial liability, which are stated at their fair values. These consolidated financial statements are presented in Canadian dollars, the Company and subsidiaries’ functional currency.

These consolidated financial statements incorporate the financial statements of the Company and the entities controlled (directly or indirectly) by the Company (its subsidiaries) including Quaterra Alaska Inc. and Singatse Peak Services LLC, incorporated in the United States; Minera Agua Tierra S.A. de C.V., incorporated in Mexico; and Quaterra International Limited, incorporated in the British Virgin Islands. All significant intercompany transactions and balances have been eliminated.

Control is based on whether an investor has power over the investee and the ability to use its power over the investee to affect the amount of the returns.

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

i)

The recoverability of the carrying value of the mineral properties: the assessment of the impairment indicators involves the application of a number of significant judgments and estimates to certain variables including metal price trends, plans for properties, and the results of exploration and evaluation to date;

ii)

Fair value of derivative liabilities and share-based payments: the fair value of derivative liabilities that are not traded in an active market is determined by using a valuation technique. Management makes estimates and utilizes assumptions in determining the fair value for share-based payments, warrants and the (gain) loss on the revaluation of the derivative liability in determining inputs to be used for the Black- Scholes option pricing model;

iii)	The Company applies judgment in assessing the functional currency of each entity consolidated in these financial statements;

iv)

Deferred tax assets: the assessment of availability of future taxable profits involves judgment. A deferred tax asset is recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized.

v)	The Company recognizes receivables at the date of inception based upon the present value of payments to be received discounted at fair market rate.

vi)

Fair value of derivative liabilities and convertible debt: Management makes estimates and utilizes assumptions in bifurcating the components of convertible notes with attached warrants that are priced in currency other than the Company’s functional currency.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

2.	Summary of significant accounting policies (Continued)

c)	Foreign currency translation

Items included in the financial statements of each consolidated entity are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company and each of its subsidiaries is the Canadian dollar. Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of transactions. Monetary assets and liabilities are translated at exchange rates prevailing at each reporting date. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. Non-monetary assets and liabilities that are stated at fair value are translated using the historical rate on the date that the fair value was determined. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than the Company’s functional currency are recognized in net loss.

d)	Reclamation bonds

Certain cash is held in long-term reclamation bonds to support future reclamation work on the Company’s mineral properties in the United States. No interest is earned on these bonds.

e)	Equipment

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

f)	Mineral properties

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

Management reviews the carrying value of capitalized acquisition and exploration costs at least quarterly to consider whether there are any conditions that may indicate impairment.

g)	Unit offering

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

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

2.	Summary of significant accounting policies (Continued)

h)	Share-based payments

The Company has a stock option plan that is described in note 10. Share-based payments to employees are measured at the fair value of the equity instruments issued and are amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or at the fair value of the equity instruments issued (if it is determined the fair value of the goods or services cannot be reliably measured), and are recorded at the date the goods or services are received. The offset to the recorded cost is to share-based payment reserve. If and when the stock options or warrants are ultimately exercised, the applicable amount of reserve is transferred to share capital.

i)	Earnings (loss) per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the year. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

j)	Income tax

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

k)	Financial instruments

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

The Company’s warrants that have an exercise price denominated in US dollars, which is different from the Company’s functional currency, are treated as derivative liabilities, and accordingly, recorded in the Company’s consolidated statements of financial position at fair value calculated using the Black-Scholes option pricing model. Changes in fair values are recorded In profit or loss.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

3.	Recent and future accounting changes

At the date of authorization of these consolidated financial statements, the IASB and International Financial Reporting Interpretation Committee have issued the following new and revised standards and interpretations, which are not yet effective for the relevant reporting periods. Some of these new and revised standards and interpretations have little if any impact on the Company.

IFRS 9 Financial Instruments (2014)

This is a finalized version of IFRS 9, which contains accounting requirements for financial instruments, replacing IAS 39 Financial Instruments: Recognition and Measurement. The standard contains requirements in the following areas:

•

Classification and measurement. Financial assets are classified by reference to the business model within which they are held and their contractual cash flow characteristics. The 2014 version of IFRS 9 introduces a “fair value through other comprehensive income” category for certain debt instruments. Financial liabilities are classified in a similar manner to under IAS 39; however, there are differences in the requirements applying to the measurement of an entity's own credit risk.

•

Impairment. The 2014 version of IFRS 9 introduces an “expected credit loss” model for the measurement of the impairment of financial assets, so it is no longer necessary for a credit event to have occurred before a credit loss is recognized.

•

Hedge accounting. Introduces a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures.

•	Derecognition. The requirements for the derecognition of financial assets and liabilities are carried forward from IAS 39.

Applicable to annual periods beginning on or after January 1, 2018.

Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11)

Amends IFRS 11 Joint Arrangements to require an acquirer of an interest in a joint operation in which the activity constitutes a business (as defined in IFRS 3 Business Combinations) to:

•	apply all of the business combinations accounting principles in IFRS 3 and other IFRS, except for those principles that conflict with the guidance in IFRS 11
•	disclose the information required by IFRS 3 and other IFRS for business combinations.

The amendments apply both to the initial acquisition of an interest in joint operation, and the acquisition of an additional interest in a joint operation (in the latter case, previously held interests are not remeasured).

Note: The amendments apply prospectively to acquisitions of interests in joint operations in which the activities of the joint operations constitute businesses, as defined in IFRS 3, for those acquisitions occurring from the beginning of the first period in which the amendments apply. Amounts recognized for acquisitions of interests in joint operations occurring in prior periods are not adjusted.

Applicable to annual periods beginning on or after July 1, 2016.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

3.	Recent and future accounting changes (Continued)

Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)

Amends IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures (2011) to clarify the treatment of the sale or contribution of assets from an investor to its associate or joint venture, as follows:

•	require full recognition in the investor's financial statements of gains and losses arising on the sale or contribution of assets that constitute a business (as defined in IFRS 3 Business Combinations)
•	require the partial recognition of gains and losses where the assets do not constitute a business, i.e. a gain or loss is recognized only to the extent of the unrelated investors’ interests in that associate or joint venture.

These requirements apply regardless of the legal form of the transaction, e.g. whether the sale or contribution of assets occurs by an investor transferring shares in an subsidiary that holds the assets (resulting in loss of control of the subsidiary), or by the direct sale of the assets themselves.

Applicable to annual periods beginning on or after July 1, 2016.

4.	Marketable securities

The fair value of marketable securities, determined by reference to closing quoted share prices at each reporting date, was as follows:

			December 31, 2014			December 31, 2013
	Number of		Accumulated			Accumulated
	shares	Cost	unrealized losses	Carrying value	Cost	unrealized losses	Carrying value
Redtail	66,667	$38,866	$(38,866)	$-	$38,866	$(38,199)	$667
Auramex	100,000	40,000	(40,000)	-	40,000	(36,500)	3,500
		$78,866	$(78,866)	$-	$78,866	$(74,699)	$4,167

During the year ended December 31, 2014, management made the assessment that its investments in Redtail Metals Corp. (“Redtail”) and Auramex Resource Corp. (“Auramex”) had experienced a prolonged decline in their fair values. Accordingly, an impairment of $4,167 (2013 - $8,166) was recognized in net loss.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

5.	Equipment

	Computer equipment	Field Equipment	Vehicles	Total
Cost
Balance, December 31, 2012	$148,031	$174,870	$491,292	$814,193
Balance, December 31, 2013	148,031	174,870	491,292	814,193
Disposal during the period	-	-	(92,505)	(92,505)
Balance, December 31, 2014	$148,031	$174,870	$398,787	$721,688
Accumulated depreciation
Balance, December 31, 2012	$140,112	$119,558	$329,646	$589,316
Depreciation for the year	5,939	17,362	51,202	74,503
Balance, December 31, 2013	146,051	136,920	380,848	663,819
Depreciation for the period	1,980	11,385	21,097	34,462
Disposal of fixed asset	-	-	(53,114)	(53,114)
Balance, December 31, 2014	$148,031	$148,305	$348,831	$645,167
Carrying value
At December 31, 2013	$1,980	$37,950	$110,444	$150,374
At December 31, 2014	$-	$26,565	$49,956	$76,521

Quaterra Resources Inc.
Notes to Condensed Consolidated Financial Statements
For the Years Ended December 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

6.	Mineral properties

Total mineral property acquisition and exploration costs for the year ended December 31, 2014 were as follows:

	United States						Mexico
	MacArthur	Yerington	Bear	Herbert Gold	Uranium	Other	Nieves	Total
Mineral Properties	Copper	Copper	Copper	Project	Properties	Properties
Acquisition
Balance, December 31, 2013	$3,363,308	$3,368,518	$340,646	$150,615	$500,000	$2,036,029	$1,754,434	$11,513,550
Additions	273,257	533,631	155,873	13,416	-	87,136	117,302	1,180,615
Recovery	-	-	-	-	(500,000)	-	(1,135,600)	(1,635,600)
Disposal	-	-	-	-	-	(1,230,375)	-	(1,230,375)
Impairments	-	-	-	-	-	(362,439)	-	(362,439)
Balance, December 31, 2014	3,636,565	3,902,149	496,519	164,031	-	530,351	736,136	9,465,751

Exploration
Balance, December 31, 2013	19,501,476	7,047,920	12,366	1,579,962	-	398,109	4,811,803	33,351,636
Geological	155,463	189,686	5,513	787	-	-	77,865	429,314
Geophysical	3,310	-	-	-	-	-	-	3,310
Technical Studies	9,746	21,787	-	-	-	-	-	31,533
Other	60	99,518	-	14,313	-	-	32,916	146,807
Additions	168,579	310,991	5,513	15,100	-	-	110,781	610,964
Impairments	-	-	-	-		(275,075)	(2,913,360)	(3,188,435)
Balance, December 31, 2014	19,670,055	7,358,911	17,879	1,595,062	-	123,034	2,009,224	30,774,165

Recovery from sales of properties	(1,873,258)	(677,004)	(49,412)	(151,766)	-	-	-	(2,751,440)
Balance, December 31, 2014	$21,433,362	$10,584,056	$464,986	$1,607,327	-	$653,385	$2,745,360	$37,488,476

Quaterra Resources Inc.
Notes to Condensed Consolidated Financial Statements
For the Years Ended December 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

6.	Mineral properties (Continued)

	United States						Mexico
	MacArthur	Yerington	Bear	Herbert Gold	Uranium	Other	Nieves	Other	Total
Mineral Properties	Copper	Copper	Copper	Project	Properties	Properties		Properties
Acquisition
Balance, December 31, 2012	$3,077,838	$3,193,862	$-	$136,492	$4,962,589	$2,054,693	$1,623,310	$2,472,887	$17,521,671
Additions during the year	285,470	174,656	340,646	14,123	110,996	315,536	131,124	553,149	1,925,700
Recovery - Goldcorp	-	-	-	-	-	-	-	(24,226)	(24,226)
Disposal of mineral properties	-	-	-	-	-	-	-	(572,796)	(572,796)
Impairments	-	-	-	-	(4,573,585)	(334,200)	-	(2,429,014)	(7,336,799)
Balance, December 31, 2013	3,363,308	3,368,518	340,646	150,615	500,000	2,036,029	1,754,434	-	11,513,550

Exploration
Balance, December 31, 2012	18,783,675	6,521,961	-	1,512,046	7,867,075	717,824	4,692,483	12,548,826	52,643,890
Geological	509,680	328,365	12,013	30,916	137,279	40,301	82,070	513,817	1,654,441
Geophysical	51,761	9,975	353	-	6,171	177	30,817	7,676	106,930
Geochemical	-	2,672	-	227	-	-	932	-	3,831
Drilling	-	-	-	11,002	-	-	-	-	11,002
Technical Studies	112,243	174,228	-	6,896	-	-	1,281	-	294,648
Other	44,117	10,719	-	18,875	5,004	-	4,220	87,110	170,045
Additions during the year	717,801	525,959	12,366	67,916	148,454	40,478	119,320	608,603	2,240,897
Recovery - Goldcorp	-	-	-	-	-	-	-	(3,945)	(3,945)
Disposal of mineral properties								(2,653,022)	(2,653,022)
Impairments	-	-	-	-	(8,015,529)	(360,193)	-	(10,500,462)	(18,876,184)
Balance, December 31, 2013	19,501,476	7,047,920	12,366	1,579,962	-	398,109	4,811,803	-	33,351,636
Total acquisition and exploration Balance, December 31, 2013	$22,864,784	$10,416,438	$353,012	$1,730,577	$500,000	$2,434,138	$6,566,237	$-	$44,865,186

Quaterra Resources Inc.
Notes to Condensed Consolidated Financial Statements
For the Years Ended December 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

6.	Mineral properties (Continued)

The Company is in the business of exploring and developing its copper assets in the state of Nevada. Exploration programs are carried out through the Company’s management expertise and the use of consultants and contractors. Continuation of these programs is dependent on the Company’s ability to raise additional funds from the market, the continuing participation of its exploration partners and sale of non-Yerington assets.

On June 16, 2014, the Company entered into a Membership Interest Option Agreement (the “Option Agreement”) with Freeport-McMoRan Nevada LLC ("Freeport-McMoRan"), which sets out terms for exploration of the Company’s copper properties in and around Yerington, Nevada. These include MacArthur (6.a), Yerington (6.b), Bear (6.c) and Wassuk (6.d). By August 11, 2014, the Company had transferred all its Yerington copper properties (MacArthur, Yerington, Bear and Wassuk) to its wholly-owned subsidiary Singatse Peak Services LLC. (“SPS”). As part of the Option Agreement closing on June 16, 2014, the Company received US$600,000. Additionally, on August 13, 2014 the Company received US$1,000,000 from Freeport-McMoRan Nevada in accordance with the Option Agreement. On December 17, 2014, the Company received the remaining US$900,000 due under its commitment for the first twelve-month stage of the Option Agreement.

Under the Option Agreement, after conducting additional due diligence about SPS over the first year, Freeport-McMoRan has the right to earn an initial 55% interest in SPS by providing up to US$36,100,000 funds to SPS to complete three staged investigation and work program. During these stages, Freeport-McMoRan provides funding to SPS for property maintenance, general adminstration (“G&A”), environmental compliance and, in later stages, exploration. Freeport-McMoRan can earn a further 20% interest in SPS (increasing its holding to 75%) should it elect to fund SPS with a further US$100 million of spending, or complete a feasibility study, whichever comes first.

In the first twelve-month stage of the Option Agreement, Freeport provided SPS US$2,500,000 for land, water and mineral rights title acquisitions and maintenance costs, G&A and compliance with environmental laws. Freeport-McMoRan can terminate the agreement within the first stage of the agreement at its discretion, with the US$2,500,000 being a firm commitment. Freeport-McMoRan can extend stage one of the Option Agreement for up to a further twelve months upon payment of an extension fee of US$400,000 and commitment of budget funds of US$1,250,000 for each six month extension.

In order for the second stage of the Option Agreement to commence, Freeport-McMoRan must commit to fund US$6,100,000 over the ensuing post-stage twelve-month period for property maintenance costs, G&A, environmental compliance and exploration of the property. During the 24-month third stage of the Option Agreement, Freeport-McMoRan may fund up to US$30,000,000 for exploration of the property, property maintenance costs, G&A and environmental compliance. If Freeport-McMoRan completes stage three funding it will have invested approximately US$38,600,000 in the Yerington Project and will have earned the right to own a 55% interest in SPS.

If Freeport-McMoRan chooses to proceed beyond stage three, it can elect to fund a further US$100,000,000, or fund the costs of completion of a feasibility study, to earn an additional 20% interest for a total 75% interest in SPS (the “Additional Sole Funding”). Alternatively, Freeport-McMoRan can choose to fund with Quaterra, proportional to their 55% and 45% working interests, respectively. If Freeport-McMoRan completes the Additional Sole Funding, Quaterra may elect to fund 25% of project expenditures or transfer an additional 5% interest to Freeport-McMoRan in return for Freeport-McMoRan carrying the first US$50,000,000 of Quaterra’s proportionate share of funding, which is repayable from 90% of Quaterra’s project proceeds.

At any time when the parties are proportionally funding their share of costs, and before an affirmative decision to begin production, a non-funding party will suffer ordinary dilution. Should either party’s interest fall below 10%, it will be converted into a 1% net smelter return royalty (“NSR”). After a production decision, a non-funding party will dilute to a 1% NSR royalty.

Quaterra Resources Inc.
Notes to Condensed Consolidated Financial Statements
For the Years Ended December 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

6.	Mineral properties (Continued)

a)	MacArthur Property, Nevada

Pursuant to an agreement dated September 13, 2005, and subsequently amended, with North Exploration LLC, the Company acquired the right to earn an interest in certain unpatented mining claims covering the former MacArthur copper-oxide mine, in the Yerington Mining District of Lyon County, Nevada. The Company may elect to acquire the property by making the following staged payments totaling US$2,207,000, of which US$212,000 was outstanding as of December 31, 2014:

(i)	US$635,000 and 150,000 shares by January 15, 2010 (paid and issued)
(ii)	US$524,000 on or before January 15, 2011 (paid)
(iii)	US$524,000 plus interest at the rate of 6% per annum by January 15, 2012 (paid)
(iv)	US$100,000 plus US$31,440 interest by January 15, 2013 (paid)
(v)	US$212,000 plus interest of US$36,940 by July 15, 2014 (paid on July 1, 2014)
(vi)	US$212,000 plus interest by January 15, 2015. (Paid subsequent to year-end, see subsequent Events Note 18).

The property is subject to a 2% NSR, which may be reduced to 1% for US$1,000,000.

b)	Yerington Property, Nevada

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

Quaterra Resources Inc.
Notes to Condensed Consolidated Financial Statements
For the Years Ended December 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

6.	Mineral properties (Continued)

b)	Yerington Property, Nevada (Continued)

In September 2014, SPS submitted to EPA a Final Report that documented the work SPS performed under the EPA Agreement. SPS incurred costs of US$93,254 during calendar year 2014, which included the final payment to the EPA for the Work to Be Performed and Payment of Response Costs, as defined in the Agreement. On January 7, 2015, the EPA issued a Notice of Completion to SPS confirming that the obligations of the Work to Be Performed and the Payment of Response Costs sections of the Settlement Agreement had been met. With the issuance of the Notice of Completion, SPS believes it does not have further obligations under the Agreement, except for those as a landowner and as a BFPP.

c)	Bear Copper Deposit, Nevada

In December 2013, the Company announced that it had entered into four option agreements completed throughout 2013, covering 1,305 acres of private land north and east of the Yerington mine site, known as the Bear Deposit, that covers additional portions of the Bear copper deposit.

The Bear deposit was discovered in 1961 by Anaconda condemnation drilling in the sulfide tailings disposal area and was further delineated in the 1960s and 1970s. Currently the deposit is open in several directions and has never been consolidated under a single owner. A part of the Company’s recently acquired acreage was not previously accessible for exploration and is adjacent to the highest grade mineralization discovered during previous exploration of the area.

Under the terms of the option agreements, the Company (through its wholly owned subsidiary, SPS) has an exclusive right to explore these parcels and has an option to purchase surface water rights and supplemental storage water rights.

Pursuant to the four option agreements, the Company is required to make payments totaling US$3,040,548 in order to maintain the exclusive right to conduct mineral exploration on these properties. Payments due under the option agreements by year are as follows:

(i)	US$329,258 due in 2013 (paid)
(ii)	US$341,258 due in 2014 (paid)
(iii)	US$288,258 due in 2015
(iv)	US$313,258 due in 2016
(v)	US$345,258 due in 2017
(vi)	US$425,258 due in 2018
(vii)	US$462,000 due in 2019
(viii)	US$512,000 due in 2020
(ix)	US$12,000 due in 2021
(x)	US$12,000 due in 2022.

Quaterra Resources Inc.
Notes to Condensed Consolidated Financial Statements
For the Years Ended December 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

6.	Mineral properties (Continued)

d)	Wassuk Copper Project, Nevada

On May 26, 2011, the Company entered into a mining lease with an option to purchase agreement with Majuba Mining Ltd. to earn an interest in certain unpatented mining claims in Lyon County, Nevada, for US$1.61 million. On May 12, 2014, the agreement was amended to reflect a change in the anniversary date to August 1 as follows:

(i)	US$140,000 on or before May 26, 2011 (paid)
(ii)	US$130,000 on or before May 26, 2012 (paid)
(iii)	US$120,000 on or before August 23, 2013 (paid)
(iv)	US$80,000 on or before each of August 1, 2014 (paid) and 2015
(v)	US$200,000 on or before each of August 1, 2016, 2017 and 2018
(vi)	US$230,000 each on or before August 1, 2019 and August 1, 2020.

The Company is required to incur a total of US$300,000 exploration work on or before August 1, 2016 and any difference between the actual expenditures and US$300,000 is required to be paid in the event that less than US$300,000 is so incurred.

The project is subject to a 3% NSR upon commencing commercial production of which 1% can be bought for US$1,500,000.

e)	Nieves Silver Concessions, Mexico

Prior to December 29, 2014, the Company owned equal interest in the Nieves silver property located in northern Zacatecas, Mexico, with its US-based joint venture partner, Blackberry Ventures 1, LLC (“Blackberry”). All work plans were made in consultation with the joint venture partner, which contributed its share of ongoing exploration costs plus a 10% administration fee. As at December 31, 2014, Blackberry owed $29,336 (2013 - $49,468) for their share of exploration expenditures incurred during the three months ended December 31, 2014.

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

On December 29, 2014, the Company entered into an agreement whereby it would transfer its 50% ownership in the stock of the entity holding the Nieves project to Blackberry, the joint venture partner, for US$4,000,000. Payments of $1,000,000 under the agreement are due upon the closing of the agreement March 1, 2015, September 1, 2015, and March 1, 2016. At the time of each payment, the Company will transfer one quarter of its interest in Nieves to Blackberry (representing 12.5% interest in the total project). On December 29, 2014, Blackberry made the initial $1,000,000 payment due under the agreement. Additionally, due to the prevalent market conditions from the transaction as indicators of impairment, the Company recorded a provision against the Nieves properties totalling $2,913,360.

Quaterra Resources Inc.
Notes to Condensed Consolidated Financial Statements
For the Years Ended December 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

6.	Mineral properties (Continued)

f)	Other

On March 14, 2014, the Company closed an agreement to sell its uranium properties and assets located in the states of Arizona, Utah and Wyoming for Cdn $500,000 in an all cash transaction.

During the year ended December 31, 2014, the Company considered prevalent market conditions as indicators of impairment, and accordingly recorded a provision against the Reveille, Goldfield and Poker Brown properties totalling $637,514. Reveille and Goldfield properties were returned to their respective owners who are responsible for making 2014 BLM and County payments. On July 17, 2014, Poker Brown was under contract to be sold and the purchaser was responsible for BLM and County payments in return for the extinguishment of a US$37,376 payable owed to this third party and a 0.5% NSR capped at US$500,000.

On October 3, 2014, the Company entered into an agreement with Freeport-McMoRan to sell the Company’s remaining interest in three of its non-core assets, SW Tintic Utah, Cave Peak Texas and Butte Valley for US$5,000,000. At time of closing, US$1 million was paid with further payments to be paid the first day of each quarter starting January 1, 2015 (paid see Note 18 (a) for Subsequent Events) through October 1, 2016 in the amount of US$500,000 each quarter. In order to induce Freeport-McMoRan into the agreement, the Company issued 19,000,000 warrants to the purchaser, which vest at the rate of 1,900,000 warrants per US$500,000 payment made. The warrants carry an exercise price of US$0.16 per warrant exercisable into one common share of the Company. The Company determined that the present value of the payments to be made was US$4,787,717. The Company received the first payment at the date of closing leaving US$3,787,717 due as of December 31, 2014. Additionally, the Company accretes interest income at the effective rate of 5.13% from the date of agreement until paid in full. The Company recorded US$26,208 ($29,761) of interest income receivable due under the agreement for the year ended December 31, 2014 resulting in US$3,813,925 due as of December 31, 2014 ($4,434,451).

7.	Promissory notes

On July 2, 2014, the Company closed an 18-month non-brokered private placement of US$500,000 ($533,350) units where each unit was priced at US$1,000 and comprised one non-transferable convertible redeemable US$1,000 principal amount promissory note (“note”) and 11,442 non-transferable common share purchase warrants. The Company issued notes aggregating US$500,000 in principal and 5,721,000 warrants entitling the purchase of up to 5,721,000 common shares of the Company at $0.16 per share until January 2, 2016 (the “Term”), subject to the Company's right to accelerate the expiry date in certain circumstances.

Each note bears simple interest at a rate of 10% per annum in arrears payable to the extent accrued on the earlier of the due date, conversion or redemption of the note. Subject to provisions set forth in each note, upon conversion or redemption, interest will be paid in the form of shares at the market price determined in accordance with the policies of the TSX-V.

At any time after the expiration of four months after July 2, 2014 ("Closing Date"), the holder of a note may convert the principal amount of the note outstanding into shares in the ratio of $0.095 of the principal amount of the note converted during the first twelve months of the Term, or $0.10 of the principal amount of the note converted during the last six months of the Term, to one share. Any interest payable will be converted into shares at the market price determined in accordance with the policies of the TSX-V. However, as to any note, the Company reserves the right to pay some or all of the interest in cash (US funds) if necessary to satisfy any regulatory standard. In the event that, at any time after the expiration of four months after the Closing Date, the Company's common shares have achieved or exceeded a closing price of $0.12 per share for a ten consecutive trading day period on the TSX-V, the principal amount of the notes outstanding will be automatically redeemed and converted into shares in the ratio of $0.095 of the principal amount of the note redeemed during the first twelve months of the Term, or $0.10 of the principal amount of the note redeemed during the last six months of the Term, for one share. Any interest payable will be converted into shares at the market price determined in accordance with the policies of the TSX-V. However, as to any note, the Company reserves the right to pay some or all of the interest in cash (US funds) if necessary to satisfy any regulatory standard.

Quaterra Resources Inc.
Notes to Condensed Consolidated Financial Statements
For the Years Ended December 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

7.	Promissory notes (Continued)

At any time after the expiration of four months after the Closing Date, the Company may, prior to conversion, on thirty days’ notice in writing, redeem the principal amount of the notes outstanding by paying the holders, in cash, the principal amount of the notes outstanding together with interest, in cash or, at the Company's option, in shares at the market price determined in accordance with the policies of the TSX-V, at the rate of 15% per annum calculated from the date of issue of the notes.

The Company evaluated the notes payable and determined that the shares issuable pursuant to the conversion option were not determinable due to the fact that the note is in US dollars and convert into a fixed Canadian dollar price resulting in a variable number of shares that could be issued and, as such, constitute a derivative liability. Based on the Company’s valuation of the debt portion and the derivative component at the time of issue, the proceeds were allocated as US$298,329 ($318,227) to the debt component and US$201,671 ($215,122) to the derivative component of the instrument representing an effective interest rate of 35% to the debt component. The resulting discount to the debt component will be amortized and accreted back to the debt over the 1.5 year term. The fair value of the derivative liability component was valued on inception of the note using the Black-Scholes option pricing model using the following assumptions: volatility of 173.5%, expected term of 1.5 years, discount rate of 1.1% and dividend yield of 0%

The derivative component was further revalued at December 31, 2014 resulting in an ending balance of $85,731. The derivative liability component was revalued using the following assumptions: volatility of 140%, expected term of 1.01 years, discount rate of 1.01% and dividend yield of 0%.

The resulting $451,787 of accreted interest expense and convertible note payable was recorded as a liability on the balance sheet at December 31, 2014. The derivative liability balance is shown separate as a component of derivative liability (Note 8).

8.	Derivative liability

In accordance with the agreement entered into with Freeport-McMoRan noted in 6(f), the Company issued 19,000,000 warrants to the purchaser, which vest at the rate of 1,900,000 warrants per US$500,000 payment made. The warrants carry an exercise price of US$0.16 per warrant exercisable into one common share of the Company with an expiration in October 2019. As these warrants have an exercise price denominated in a currency that is different from the Company’s functional currency, they are classified as derivative liabilities and carried at their fair values. Any changes in the fair value from period to period are recorded in profit or loss.

The fair value of each warrant issued in 2014 was estimated to be US$0.037 on the date issued and subsequently remeasured at December 31, 2014 to be US$0.034 using the Black-Scholes option pricing model assuming an expected volatility of 174%, a risk-free interest rate of 1.13%, a dividend yield of 0% and an expected term of 4.75 years for a total value of US$654,090 ($760,510).

Quaterra Resources Inc.
Notes to Condensed Consolidated Financial Statements
For the Years Ended December 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

8.	Derivative liability (Continued)

During the year ended December 31, 2013, the Company issued 29,810,000 share purchase warrants as part of a private placement offering (2012 - 6,541,571). As these warrants have an exercise price denominated in a currency that is different from the Company’s functional currency, they are classified as derivative liabilities and carried at their fair values. Any changes in the fair value from period to period are recorded in profit or loss.

During 2012, the Company issued 6,541,571 warrants with an exercise price denominated in a currency that is different from the Company’s functional currency. As of December 31, 2014, the warrants expired without being exercised and any remaining derivative liability was written off to profit and loss during the year.

The fair value of each warrant issued in 2013 was estimated to be US$0.089 on the date issued and subsequently remeasured at December 31, 2014 to be US$0.02 using the Black-Scholes option pricing model assuming an expected volatility of 140%, a risk-free interest rate of 1.01%, a dividend yield of 0% and an expected term of 1.75 years for a total value of US$562,697 ($654,226).

The fair value of promissory notes issued in 2014 was estimated to be $0.05 on the date issued and subsequently remeasured at December 31, 2014 to be $0.01 using the Black-Scholes option pricing model assuming an expected volatility of 173%, a risk-free interest rate of 1.01%, a dividend yield of 0% and an expected term of 1.01 years for a total value of $85,731.

Option pricing models require the input of subjective assumptions including the expected price volatility, which was determined based on the historical volatility over the estimated life of the warrants. Changes in the assumptions can materially affect the fair value estimate.

The following table sets out the changes in derivative liability warrants:

	Number of		Weighted Average Exercise
	Warrants	Fair value assigned	Price
At December 31, 2012	6,541,571	$774,673	US$	0.53
Issuance of derivative warrants	29,810,000	2,781,003	US$	0.15
Change in fair value estimates	-	(2,363,892)	US$	0.00
At December 31, 2013	36,351,571	1,191,784	US$	0.22
Issuance of promissory notes	-	215,122	US$	0.00
Issuance of derivative warrants	19,000,000	786,682	US$	0.16
Expiration of warrants	(6,541,571)	-	US$	0.53
Change in fair value estimates	-	(693,121)	US$	0.00
At December 31, 2014	48,810,000	$1,500,467	US$	0.15

9.	Share capital

The Company has an unlimited number of common shares authorized without par value.

Quaterra Resources Inc.
Notes to Condensed Consolidated Financial Statements
For the Years Ended December 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

10.	Share-based payments

a)	Stock options

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

On June 25, 2014, the Company granted 2,880,000 fully vested stock options to directors and officers (2,100,000), employees (200,000) and consultants (580,000). Each option was fair valued at $0.06 using the Black-Scholes option pricing model assuming an expected volatility of 102%, a risk-free interest rate of 1.31%, a dividend yield of 0% and an expected term of 5 years.

On December 31, 2014, the Company granted 1,000,000 fully vested stock options to certain officers. These options have a five-year expiry date and a strike price of $0.05 each. Each option was fair valued at $0.04 using the Black-Scholes option pricing model assuming an expected volatility of 140%, a risk-free interest rate of 1.01%, a dividend yield of 0% and an expected term of 5 years.

The following table presents changes in stock options outstanding and exercisable:

	December 31, 2014		December 31, 2013

	Number of	Weighted Average	Number of	Weighted Average
	Options	Exercise Price	Options	Exercise Price
Outstanding, beginning of year	16,310,000	$0.78	14,010,000	$.16
Granted	3,880,000	$0.09	3,955,000	$0.16
Expired	(4,790,000)	$(0.96)	(1,655,000)	$(2.86)

Outstanding, end of year	15,400,000	$0.55	16,310,000	$0.78

Exercisable, end of year	15,100,000	$0.56	15,710,000	$0.93

Quaterra Resources Inc.
Notes to Condensed Consolidated Financial Statements
For the Years Ended December 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

10.	Share-based payments (Continued)

a)	Stock options (Continued)

The following table summarizes information about the stock options outstanding by expiry dates:

				Options Outstanding

Exercise price	Fair Value	Expire Date	December 31, 2014	December 31, 2013
$ 0.98	$ 0.52	November 9, 2014	-	1,705,000
$ 1.02	$ 0.51	November 9, 2014	-	2,095,000
$ 1.80	$ 0.85	April 1, 2015	100,000	100,000
$ 1.76	$ 0.97	April 22, 2015	200,000	200,000
$ 1.29	$ 0.75	August 9, 2015	1,405,000	1,535,000
$ 1.55	$ 0.90	October 6, 2015	65,000	65,000
$ 1.51	$ 0.90	November 3, 2015	100,000	100,000
$ 0.60	$ 0.12	December 31, 2015	400,000	400,000
$ 1.60	$ 0.96	March 24, 2016	200,000	275,000
$ 1.25	$ 0.74	August 9, 2016	2,370,000	2,635,000
$ 0.90	$ 0.51	October 24, 2016	300,000	300,000
$ 0.50	$ 0.32	March 27, 2017	100,000	100,000
$ 0.45	$ 0.28	June 28, 2017	2,520,000	2,845,000
$ 0.16	$ 0.12	September 19, 2018	3,810,000	3,955,000
$ 0.10	$ 0.06	June 25, 2019	2,830,000	-
$ 0.05	$ 0.04	December 31, 2019	1,000,000	-
	Total stock options outstanding		15,400,000	16,310,000

The weighted average remaining contractual life for options outstanding and exercisable at December 31, 2014 was 2.89 and 2.87 years (2013 - 2.73 and 2.65 years), respectively.

The Company uses the following weighted average assumptions in the Black-Scholes option pricing model to fair value the options granted:

	December 31, 2014	December 31, 2013	December 31, 2012
Weighted average share price	$0.09	$0.19	$0.44
Risk-free interest rate	1.25%	1.72%	1.11%
Expected share price volatility	111%	96%	82%
Expected option life in years	5.0	5.0	3.9
Forfeiture rate	0%	0%	0%
Expected dividend yield	0%	0%	0%

Quaterra Resources Inc.
Notes to Condensed Consolidated Financial Statements
For the Years Ended December 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

10.	Share-based payments (Continued)

a)	Stock options (Continued)

Share-based payments expense of $255,593 was recognized in the year ended December 31, 2014 allocated as to directors and officers ($207,077), employees ($12,440) and consultants ($36,076).

	Years ended December 31,
	2014	2013	2012
Consultants	$12,440	$96,559	$368,835
Directors and officers	207,077	336,745	460,455
Employees	36,076	26,673	217,227
	$255,593	$459,977	$1,046,517

Volatility was determined based on the historical volatility over the estimated lives of the options.

b)	Share purchase warrants

The following table presents changes in warrants outstanding:

	December 31, 2014		December 31, 2013
	Number of	Weighted Average		Weighted Average
	Warrants	Exercise Price	Number of Warrants	Exercise Price
Outstanding, beginning of year	36,351,571	$0.23	8,188,274	$0.88
Issued	24,721,000	$0.18	29,810,000	$0.15
Expired	(6,541,571)	$0.62	(1,646,703)	$2.27
Outstanding, end of year	54,531,000	$0.18	36,351,571	$0.23

The following table summarizes information about the warrants outstanding by expiry dates as of December 31, 2014 and 2013:

		Number of Warrants
Expiry date	Exercise price	December 31, 2014	December 31, 2013
December 28, 2014	US$ 0.53	-	6,541,571
September 13, 2016	US$ 0.15	29,810,000	29,810,000
January 2, 2016	CA$ 0.16	5,721,000	-
October 3, 2019	US$ 0.16	19,000,000	-
		54,531,000	36,351,571

Quaterra Resources Inc.
Notes to Condensed Consolidated Financial Statements
For the Years Ended December 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

10.	Share-based payments (Continued)

b)	Share purchase warrants (Continued)

On July 28, 2014, the Company repriced the exercise price of 6,541,571 warrants from US$0.53 to US$0.16 per warrant. The expiration date of the warrants remained at December 28, 2014, subject to an accelerated exercise period provision, which provided that, if the closing price of the Company’s shares is US$0.215 or higher for ten consecutive trading days (the “Premium Trading Days”), warrant holders would have thirty calendar days, commencing seven calendar days after the last Premium Trading Day, to exercise the warrants. The warrants would automatically expire if the warrant holders do not exercise them within this thirty-day period. On December 28, 2014, the warrants expired unexercised.

11.	Compensation of key management

Key management comprises directors and executive officers. Certain executive officers are entitled to termination benefits equal to up to two years’ gross salary amounting to $1,100,000 in the event of a change of control. The Company has no post-employment benefits and other long-term employee benefits. Compensation awarded to key management was as follows:

	Years ended December
	2014	2013	2012
Salaries and employee benefits	$677,122	$393,230	$918,297
Directors' fees	-	174	126,971
Share-based payments	207,077	329,167	460,455
	$884,199	$722,571	$1,505,723

Personnel costs reflect staff reductions, change of CFO status from contractor to employee near the end of 2013 and certain temporary management salary reductions in the previous period.

As per a board resolution in May 2013, until further notice, directors’ fees continue to be suspended with no accrual.

12.	Related party transactions

a)	The Company’s related parties consist of companies owned by executive officers or directors. The following fees and expenses were incurred in the normal course of operations:

	Years ended December 31,
	2014	2013	2012
Manex Resources Group (a)	$305,294	$463,024	$535,349
Lawrence Page Q.C. Law Corp. (b)	9,139	14,187	4,115
Atherton Enterprises Ltd. (c)	-	88,542	157,880
	$314,433	$565,753	$697,344

Quaterra Resources Inc.
Notes to Condensed Consolidated Financial Statements
For the Years Ended December 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

12.	Related party transactions (Continued)

a)	(Continued)

a)	Manex Resource Group (“Manex”) is a private company owned by the Corporate Secretary that provides general office and administrative services. As of December 31, 2014, $3,295 (2013 - $nil) was owing.

b)	Lawrence Page, Q.C. Law Corp. is a company owned by the Corporate Secretary that provides legal services. As of December 31, 2014, $nil (2013 - $nil) was owing due to related parties.

c)

Atherton Enterprises Ltd. is a private company owned by Mr. Scott Hean, the CFO of the Company. Effective December 1, 2013, Mr. Hean became a salaried employee of the Company. As of December 31, 2014, $nil (2013 - $nil) was payable.

b)	Loan payable

During the year ended December 31, 2013, the former president and CEO and current chairman of the Company advanced three loans to the Company in the principal amount of US$800,000, of which US$200,000 was repaid during 2013. The loans are unsecured, bear annual interest of 10% and are due on demand with 40 days’ notice.

On March 18, 2014, the loans were renegotiated so that the entire balance of US$600,000 was due on demand with 40 days’ notice. Total principal and interest amounts of US$707,342 owing to the chairman were repaid December 28, 2014.

13.	Commitments

a)

Manex is a private company controlled by the Corporate Secretary of the Company. It provides furnished office space, selected administration, accounting and corporate secretarial services to the Company. These services are provided in the normal course of operations for consideration established and accepted by the Company and Manex. On February 9, 2012, the Company renewed its service agreement with Manex for its Vancouver head office administration and corporate services at a monthly rate of $15,750 for office rent plus accounting and administration services provided at agreed market rates for a five-year term expiring August 31, 2017. The service agreement was amended September 1, 2013, March 1, 2014 and January 1, 2015 to reduce the fee for services to a monthly rate of $5,000 with the monthly office lease remaining at $8,000. The Company may terminate the services portion of the agreement upon 30 days’ notice without penalty, and the office lease portion of the agreement by paying Manex the lesser of $96,000 or a total fee owing for the remainder of the lease term (through August 31, 2017).

b)

On March 1, 2011, the Company’s US subsidiary entered into a lease agreement for its premises located in Yerington, Nevada. The initial term of the lease is three years with an option to extend for an additional three years. The lease is currently extended to February 28, 2015 at US$3,400 per month.

c)	As of December 31, 2014, the Company had the following commitments related to its office premises in Vancouver, British Columbia, and Yerington, Nevada:

December 31, 2015	$103,906
December 31, 2016	96,000
December 31, 2017	64,000
$263,906

Quaterra Resources Inc.
Notes to Condensed Consolidated Financial Statements
For the Years Ended December 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

14.	Supplemental cash flow information

For the years ended
	December 31, 2014	December 31, 2013	December 31, 2012
Non-cash items
Mineral property expenditures included in accounts payable	$3,279	$139,860	$302,366
Non-cash share issue costs	$-	$-	$-
Shares received for mineral properties	$-	$-	$-
Shares issued for mineral properties	$-	$95,000	$-

15.	Deferred income taxes

	a)	A reconciliation of income tax provision computed at Canadian statutory rates to the reported income tax provision is provided as follows:

	2014	2013

Loss for the year	$2,484,716	$28,817,916
Canadian statutory tax rate	26%	26%

Income tax benefit computed at statutory rates	646,026	7,492,658
Foreign tax rates different from statutory rates	61,942	(36,163)
Temporary differences	865,437	(12,239)
Change in timing differences	1,230,338	(2,996,296)
Rate difference between current and deferred taxes	370,316	68,671
Foreign exchange gains or losses	1,867,053	1,600,854
Permanent differences	96,224	(120,846)
Unused tax losses and tax offsets not recognized in tax asset	(5,137,336)	(5,996,639)

	$-	$-

Effective April 1, 2013, the British Columbia provincial tax increased from 10% to 11% and the Canadian federal corporate tax rate remained unchanged at 15%. The overall increase in tax rates has resulted in an increase in the Company’s statutory tax rate from 25% to 26%. This rate remained unchanged through 2014.

b)	The tax effected items that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31, 2014 and 2013 are presented below:

	2014	2103
Deferred tax assets
Tax losses carried forward	$737,184	$1,838,546
Tax value over book value of equipment	-	-
Deferred tax assets	737,184	1,838,546
Deferred tax liability
Book value over tax value of mineral properties	(737,184)	(1,838,546)
Net deferred tax assets	$-	$-

Quaterra Resources Inc.
Notes to Condensed Consolidated Financial Statements
For the Years Ended December 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

15.	Deferred income taxes (Continued)

c)

The Company recognizes tax benefits on losses or other deductible amounts generated in countries where it is probable the deferred tax assets will be recovered. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	2014	2013

Non-capital losses	$53,019,289	$42,394,557
Share issue costs	629,896	947,700
Tax value over book value of mineral properties	16,999,491	7,864,928
Tax value over book value of equipment	715,053	641,500
Tax value over book value of investments	41,266	37,400
Unrecognized deductible temporary differences	$71,404,995	$51,886,085

The Company’s unused non-capital losses expire as follows:

	Canada	United States	Mexico
2015 - 2019	$360,000	$-	$8,318,000
2020 - 2024	-	769,000	15,493,000
2025 - 2034	20,328,000	7,380,000	-
Total	$20,688,000	$8,149,000	$23,811,000

16.	Segmented information

The Company has one business segment, the exploration of mineral properties. The Company’s significant non- current assets are distributed by geographic locations as follows:

	December 31, 2014		December 31, 2013

	Property equipment	Mineral property	Property equipment	Mineral property
Mexico	$53,313	$2,745,360	$78,142	$6,566,237
USA	23,208	34,743,116	72,232	38,298,949
Total	$76,521	$37,488,476	$150,374	$44,865,186

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

Quaterra Resources Inc.
Notes to Condensed Consolidated Financial Statements
For the Years Ended December 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

17.	Capital management and financial instruments (Continued)

To effectively manage the entity’s capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2014.

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

The following is a summary classification of financial instruments as of December 31, 2014 and 2013:

					Other	Total
	Loans and	Available-for-	Held-for-	Held-for-	financial	carrying
December 31, 2014	receivables	sale	trading	maturity	liabilities	value
Financial assets
Cash and cash equivalents	$-	$-	$1,720,800	$-	$-	$1,720,800
Restricted cash	32,491	-	-	-	-	32,491
Amount due from Joint Venture Partner	29,336	-	-	-	-	29,336
Amounts due on sale of mineral properties	4,451,891	-	-	-	-	4,451,891
Reclamation bonds	71,621	-	-	-	-	71,621
Financial liabilities
Accounts payable and accrued liabilities	-	-	-	-	(829,394)	(829,394)
Due to related parties	-	-	-	-	(3,295)	(3,295)
Derivative liability - warrants	-	-	(1,500,467)	-	-	(1,500,467)
	$4,585,339	$-	$220,333	$-	$(832,689)	$3,972,983

Quaterra Resources Inc.
Notes to Condensed Consolidated Financial Statements
For the Years Ended December 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

17.	Capital management and financial instruments (Continued)

					Other
	Loans and	Available-for-	Held-for-	Held-for-	financial	Total
December 31, 2013	receivables	sale	trading	maturity	liabilities	carrying value
Financial assets
Cash	$-	$-	$894,265	$-	$-	$894,265
Restricted cash	42,444					42,444
Amount due from Joint Venture Partner	49,468					49,468
Marketable securities		4,167				4,167
Reclamation bonds	182,046					182,046
Financial liabilities
Accounts payable and accrued liabilities					(540,655)	(540,655)
Derivative liability - warrants			(1,191,784)			(1,191,784)
	$273,958	$4,167	$297,519	$-	$(540,655)	$(560,049)

Fair value

The Company’s marketable securities measured at fair value were categorized in Level 1 at $nil (2013 - $4,167). The fair value of the Company’s marketable securities is based on active market prices at the reporting date.

The derivative liability is measured at fair value and categorized in Level 2 at $1,500,467 (2013 - $1,191,784). The fair value of the derivative liability is based on the Black-Scholes option pricing model inputs disclosed in note 7, as determined at the reporting date.

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

Quaterra Resources Inc.
Notes to Condensed Consolidated Financial Statements
For the Years Ended December 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

17.	Capital management and financial instruments (Continued)

Currency risk

The Company operates internationally and is exposed to foreign currency risk from fluctuations in exchange rates between the Canadian dollar and various currencies, primarily US dollars and Mexican pesos. The Company has not hedged its exposure to foreign currency fluctuations.

The Company is exposed to currency risk as follows:

	December 31, 2014		December 31, 2013
	US	Pesos	US	Pesos
Cash	$1,453,433	-	$809,466	70,656
Other receivables and restricted cash	3,851,925	-	34,500	-
Due from exploration partners	25,231	-	45,510	-
Reclamation bond	61,600	-	171,160	-
Accounts payable and accrued liabilities	(119,931)	(61,479)	(306,991)	(74,114)
Loan payable	-	-	(638,160)	-
Derivative liabilities - warrants	(1,216,787)	-	(1,102,970)	-
Net foreign exposure	$4,055,471	(61,479)	$(987,485)	(3,458)

Based on the above net foreign currency exposures as at December 31, 2014 and 2013, and assuming all other variables remain constant, a 5% weakening or strengthening of the Canadian dollar against a) the US dollar would result in a change of $202,774 (2013 - $49,374) in the Company’s loss; and b) the Mexican peso would have no material impact in the Company’s loss for the year.

Interest rate risk

The Company’s cash is held in bank accounts that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value as of December 31, 2014. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

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

Quaterra Resources Inc.
Notes to Condensed Consolidated Financial Statements
For the Years Ended December 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

17.	Capital management and financial instruments (Continued)

Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

The Company’s financial instruments that are exposed to credit risk and for which the balances represent the maximum exposure to credit risk are cash, restricted cash, amounts due from exploration partners, and taxes and other receivables. The Company manages its credit risk on cash and restricted cash by maintaining these balances at Canadian chartered banks and financial institutions that have high credit ratings assigned by international credit ratings agencies. The Company’s credit risk associated with amounts due from exploration partners is minimized as a result of a strong and continuing working relationship with the partners. Taxes receivable include balances due from the Canadian federal government.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities and through the management of its capital structure. Accounts payable and accrued liabilities of $380,901 are due in the first quarter of fiscal 2015 and US$451,787 of convertible notes payable.

18.	Subsequent events

a.

On January 6, 2015, the second installment payment due under the non-core residual asset sale to Freeport- McMoRan of US$500,000 was received. Additionally, with the receipt of payment, an additional 1,900,000 warrants became vested and exercisable immediately at an exercise price of US$0.16 per share.

b.

On February 10, 2015, the Company paid the final property payment for the MacArthur property and therefore, owns 100% of MacArthur. The property is subject to a 2% NSR, which may be reduced to 1% for US$1,000,000.

c.	On March 1, 2015, the Company granted Blackberry Ventures a two month extension for the second US$1,000,000 payment, which is now due no later than April 30, 2015.