Form 20-F
period 2015-12-31
QUATERRA RESOURCES INC
filed 2016-04-01
CIK 1339688

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Lei Wang, Chief Financial Officer
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
[   ] Yes     [X] No

References to the “Company”, “Quaterra”, “we”, “us”, “our” and words of similar meaning used in this annual report refer to Quaterra Resources Inc.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This annual report of Quaterra contains forward-looking statements within the meaning of applicable United States and Canadian securities legislations (“Forward-Looking Statements”). Forward-Looking Statements reflect the expectations of management and consist of statements that are not only historical fact but also relate to predictions, expectations, belief, plans, projections, objectives, assumptions, future events, or future performance. Forward-looking Statements may be identified by such terms as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, “plan” or similar words. Although the Company believes that such information is reasonable, it can give no assurance that such expectations will prove to be correct. The Company cautions investors that any Forward-Looking Statements provided by the Company is not a guarantee of future results or performance, and that actual results may differ materially from those in Forward-Looking Statements as a result of various estimates, risks, and uncertainties. Readers should not place undue reliance on Forward-Looking Statements.

Forward-Looking Statements in this annual report and in documents incorporated by reference herein include, but are not limited to, statements with regard to:

  planned exploration activity including both expected drilling and geological and geophysical related activities;
  future foreign exchange rates;
  future sources of liquidity, cash flows and their uses;
  realization of anticipated benefits of acquisitions and dispositions;
  expected levels of operating costs, general and administrative costs, costs of services and others;
  treatment under government regulation and taxation regimes.

Forward-Looking Statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the Forward-Looking Statements, including, without limitation:

  risks related to exploration and development of natural resource properties;
  the Company’s ability to continue the Membership Interest Option Agreement with Freeport-McMoRan Nevada LLC;
  the uncertain nature of estimating mineral resources and mineral reserves;
  uncertainty in the Company’s ability to obtain funding;
  copper price fluctuations;
  recent market events and conditions;
  risks related to governmental regulations;
  risks related to the Company’s business being subject to environmental laws and regulations;
  risks related to the Company’s inability to meet its financial obligations under agreements to which it is a party;
  risks related to the Company’s ability to recruit and retain qualified personnel; and

These Forward-Looking Statements are based on the beliefs of our management as well as on assumptions made by and information currently available to us at the time such statements were made. We undertake no obligation to update forward-looking statements should circumstances or estimates or opinions change.

- ii -

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

Financial Information

All financial information in this annual report is prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by International Accounting Standards Board (“IASB”). IFRS differs in some respects from accounting principles generally accepted in the United States, (“U.S. GAAP”), and thus our financial statements may not be comparable to financial statements of United States companies. The term Canadian generally accepted accounting principles (“Canadian GAAP”) refers to the accounting principles and standards before the adoption of IFRS.

Resource and Reserve Estimates

None of the Company’s properties have Mineral Reserves. Disclosure about the Company’s exploration properties in this Annual Report on Form 20-F uses the term “Mineral Resources”, “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”, which are Canadian geological and mining terms as defined in accordance with National Instrument 43-101 (“NI 43-101”), standards of disclosure for mineral projects of the Canadian Securities Administrators, set out in the Canadian Institute of Mining (“CIM”) Standards. These terms are not defined in the U.S. Securities and Exchange Commission (“SEC”) Industry Guide 7, Description of Property by Issuers Engaged or to be engaged in Significant Mining Operations, and are normally not permitted to be used in reports and registration statements filed with the SEC. Accordingly, information contained in this Annual Report on Form 20-F contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

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

- iii -

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

Folds:	Flexures in bedded or layered rock formed when forces are applied gradually to rocks over a long period of time.

Fracture:	Breaks in a rock, usually due to intensive folding or faulting.

Gangue:	Term used to describe worthless minerals or rock waste mixed in with the valuable minerals.

Gouge:	The finely ground rock that results from the abrasion along a fault surface.

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

- iv -

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

Probable Mineral
Reserve:

A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource, demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral
Reserve:

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

- v -

Reserve(s):	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

Reverse
circulation drill:	A rotary percussion drill in which the drilling mud and cuttings return to the surface through the drill pipe.

Tailings:	Material rejected from a mill after recoverable valuable minerals have been extracted.

GLOSSARY OF ABBREVIATIONS

Ag:	Silver
Ag g/t:	Silver grade measured in grams per metric tonne
Au:	Gold
Au g/t:	Gold grade measured in grams per metric tonne
CSAMT:	Controlled source audio-frequency magneto telluric geophysical survey
Cu:	Copper
gpt:	grams per tonne
g/t:	grams per tonne
IP:	Induced Polarization geophysical survey
NI 43-101:	Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects
NSR:	Net smelter return royalty
Oz:	Troy ounce
oz/t or opt:	Ounces per ton.
PEA:	Preliminary Economic Assessment
PPB:	Parts per billion
PPM:	Parts per million
RC:	Reverse Circulation

CONVERSION TABLES

Conversion Table
Imperial			Metric

1 Acre	=	0.404686	Hectares
1 Foot	=	0.304800	Metres
1 Mile	=	1.609344	Kilometres
1 Ton	=	0.907185	Tonnes
1 Ounce (troy)/ton	=	34.285700	Grams/Tonne

Precious metal units and conversion factors

ppb	- Part per billion	1	ppb	=	0.0010	ppm	=	0.000030	oz/t
ppm	- Part per million	100	ppb	=	0.1000	ppm	=	0.002920	oz/t
oz	- Ounce (troy)	10,000	ppb	=	10.0000	ppm	=	0.291670	oz/t
oz/t	- Ounce per ton (avdp.)	1	ppm	=	1.0000	ug/g	=	1.000000	g/tonne
g	- Gram
g/tonne	- gram per metric ton	1	oz/t	=	34.2857	ppm
mg	- milligram	1	Carat	=	41.6660	mg/g
kg	- kilogram	1	ton (avdp.)	=	907.1848	kg
ug	- microgram	1	oz (troy)	=	31.1035	g

- vi -

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.        Selected Financial Data - Unless otherwise indicated, all monetary references herein are denominated in U.S. Dollars. References to “$” or “Dollars” are to US Dollars and references to “CAD$” or “Canadian Dollars” are to Canadian Dollars.

The following table sets forth our selected consolidated financial data for the five years ended December 31, 2015 prepared in accordance with IFRS as issued by IASB for the years ended December 31, 2015, 2014, 2013, 2012, and 2011. This information should be read in conjunction with our consolidated financial statements included in Item 17 of this annual report.

	Fiscal year ended December 31,
IFRS	2015	2014	2013	2012	2011
Sales or operating revenues	Nil	Nil	Nil	Nil	Nil

Net (loss) for the year	(3,103,861)	(2,140,583)	(24,826,635)	(4,181,700)	(9,704,400)

(Loss) per common share - basic and diluted	(0.02)	(0.01)	(0.14)	(0.03)	(0.07)

Total assets	36,957,266	37,837,148	39,833,625	63,159,125	63,415,723

Shareholders’ equity	34,145,333	35,827,133	37,747,523	61,903,249	61,798,181

Share capital	100,050,761	100,050,761	100,050,761	99,776,122	96,422,113

Number of common shares outstanding	193,479,416	193,479,416	193,479,416	162,990,836	152,353,283

Derivative liability - warrants	1,391,9561	1,292,652	1,026,722	667,381	-

Cash dividends per common share	Nil	Nil	Nil	Nil	Nil

B.        Capitalization and Indebtedness

Not applicable.

C.        Reasons for the Offer and Use of Proceeds

Not applicable.

D.        Risk Factors

The Company’s securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company.

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity and/or quality to return a profit from production. Without limiting the foregoing, the following risk factors should be given special consideration when evaluating an investment in the Company’s securities. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations.

The Company may require additional funding to complete further exploration programs.

The Company does not generate operating revenue and must finance exploration activity by other means, such as raising funds through the sale of non-core assets, optioning certain property interests, such as the Yerington project copper assets (the “Yerington Assets”) to Freeport-McMoRan Nevada LLC, the outright sale of properties, and finally, the issuance of debt and/or equity. The Company cannot provide any assurance that additional funding will be available for further exploration of the Company’s projects or to fulfill anticipated obligations under existing property agreements.

Failure to obtain necessary financing could result in delay or postponement of further exploration and development, and the property interests of the Company with the possible dilution or loss of such interests. Further, financing will depend upon the success of exploration programs and general market conditions for nature resources.

The Company has a history of losses and anticipates to incur losses for the foreseeable future.

The Company has had a history of losses. None of the Company’s properties are currently in production, and there is no certainty that the Company will succeed in placing any of its properties into production in the near future, if at all.

Quaterra anticipates continued losses for the foreseeable future until one or more of the properties enters into commercial production and generates sufficient revenues to fund the Company’s continuing operations.

Future equity transactions could cause dilution of present and prospective shareholders.

Historically, the Company has financed operations through the sale of equity securities including convertible into equity securities or sale of its mineral interests. The Company may issue additional equity securities in order to finance future operations and development efforts. The Company cannot predict the size and terms of future issuances of equity securities or debt instruments. Any transaction involving the issue of equity securities or securities convertible into common shares, could result in dilution, possibly substantial, to present and prospective security holders. Similarly, the Company cannot predict the value of any asset sale nor its effect on the market price of its common shares.

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

The Company does not have Proven Mineral Reserves or Probable Mineral Reserves.

The Company has not established the presence of any Proven Mineral Reserves or Probable Mineral Reserves (as such terms are defined in NI 43-101) at any of Quaterra’s mineral properties. The Company cannot provide any assurance that future feasibility studies will establish Proven Mineral Reserves or Probable Mineral Reserves at Quaterra’s properties. The failure to establish Proven Mineral Reserves or Probable Mineral Reserves could restrict the Company’s ability to successfully implement its strategies for long-term growth.

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

Resource prices have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control. These include international economic and political trends, inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new and improved extraction and production methods. These factors may negatively affect the marketability of any ore or minerals discovered at, and extracted from, Quaterra’s properties. If, because of a sustained decline in prices, financing was not available to meet cash operating costs, the feasibility of continuing operations would be evaluated and if warranted, would be discontinued.

The Company’s common share price has been and may continue to be subject to volatility.

U.S. and Canadian securities markets in recent years have experienced high levels of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance for underlying assets values or prospects of such companies. Factors unrelated to Quaterra’s financial performance or prospects include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The Company’s share price, financial condition, and results of operations are all also likely to be significantly affected by short-term changes in copper, gold, and silver prices. Continual fluctuations in metal prices may occur. As a result of any of these factors, the market price of the Company’s shares at any given point in time may be subject to wide swings unrelated to any direct action by Quaterra’s operations.

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

The Company is dependent on the services of key executives including the Chief Executive Officer and other highly skilled and experienced executives and personnel focused on advancing corporate objectives as well as the identification of new opportunities for growth and funding. Due to the Company’s relatively small size, the loss of these persons or Quaterra’s inability to attract and retain additional highly skilled employees required for activities may have a material adverse effect on the Company’s business and financial condition.

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

The Company’s operations are subject to environmental regulations promulgated by U.S. government agencies. Claims and current and future operations will be governed by laws and regulations governing mineral concession acquisition, prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies such as ours that engage in exploration activities often experience increased costs and delays in schedules as a result of the need to comply with applicable laws, regulations and permits. Issuance of permits for Quaterra’s exploration activities is subject to the discretion of government authorities, and the Company may be unable to obtain or maintain such permits. Permits required for future exploration or development may not be obtainable on reasonable terms or on a timely basis. Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact and cause increases in capital expenditures or require abandonment or delays in exploration.

Operating hazards associated with mining may expose the Company to liability.

Mining operations generally involve a high degree of risk, including hazards such as fire, explosion, floods, structural collapses, industry accidents, unusual or unexpected geological conditions, power outages, cave-ins, inclement weather, and mechanical equipment failure in the Company’s operations. These and others may result in work stoppages, damage to or destruction of mines and other producing facilities, damage to or loss of life and property, environmental damage and possible legal liability for any or all damage or loss.

Safety measures implemented by the Company may not be able to obtain insurance to cover these risks at economically feasible premiums or at all. Insurance against certain environmental risks is not generally available to the Company or to other companies within the mining industry.

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

ITEM 4. INFORMATION ON THE COMPANY

A.        History and Development of the Company

Quaterra was incorporated under the Company Act (British Columbia) on May 11, 1993 originally under the name Acquaterre Mineral Development Ltd. On November 30, 1993, the Company changed its name to Aquaterre Mineral Development Ltd. and ultimately became Quaterra Resources Inc. on October 23, 1997. Quaterra’s domicile is British Columbia, Canada and the Company operates under the Business Corporations Act (British Columbia).

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

Since our incorporation, substantially all of our capital has been deployed to the development of our exploration stage business. We have not undertaken any material mergers or acquisitions other than in the ordinary course of business. There have been no public takeover offers by third parties with respect to our shares and we have made no public takeover offers with respect to another company’s shares.

B.        Business Overview

The Company is a mineral exploration company engaged in the acquisition, exploration and development of copper projects in Nevada, United States. The Company considers itself to be an advanced exploration stage company. The amounts shown as mineral properties represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of mineral properties and related capitalized costs are dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, and obtaining necessary financing.

Three Year History

During the three year period under review, the Company decided to concentrate on exploration and development of its Yerington, Nevada copper property and to discontinue operations at other properties in other jurisdictions. Accordingly, a number of option agreements were terminated and properties were sold or returned to optionors as more particularly set out below. Details of relevant agreements and operations are set out hereunder as “Part A – Yerington” and “Part B – Other Properties”.

PART A - YERINGTON

Yerington Nevada Copper Project

Freeport Agreements

On June 16, 2014, the Company, through its subsidiary Singatse Peak Services (“SPS”), announced the entering into of a Membership Interest and Option Agreement (the “Option Agreement”) with Freeport-McMoRan Nevada LLC (“Freeport Nevada”) which set out the terms for due diligence and exploration of the Company’s Yerington Assets, including the MacArthur oxide and sulfide deposits (the “MacArthur Deposit”); the Yerington pit oxide-sulfide deposit previously mined by the Anaconda Company (the “Yerington Pit”); the Bear porphyry copper deposit (the “Bear Deposit”) and all other properties that SPS and Quaterra control in the Yerington District.

Details of the Option Agreement are summarized as follows:

  Under the Option Agreement, after conducting additional due diligence about SPS, Freeport Nevada has the right to earn an initial 55% interest in SPS by providing option payments to SPS to complete a three- stage investigation and work program totalling $40.75 million in project funding. During these stages, Freeport Nevada provides option payments to SPS to be used for property maintenance, G&A, environmental compliance and, in later stages, exploration. Freeport Nevada can earn a further 20% interest in SPS (increasing its holding to 75%) should it elect to fund SPS with a further $97.85 million of spending, or complete a feasibility study, whichever comes first.
  On June 15, 2015, Freeport Nevada elected to enter into Stage 2 of the Option Agreement, involving option payments of $7.15 million to SPS over the 12-month period for property maintenance costs; a drilling program; G&A; and environmental compliance.
  During the 24-month third stage of the agreement Freeport Nevada may fund up to $31.1 million, earning it the right to acquire a 55% interest in SPS.
  If Freeport Nevada chooses to proceed beyond Stage 3, it can elect to fund a further $97.85 million, or fund the costs of completion of a feasibility study, to earn an additional 20% interest for a total 75% interest in SPS (the “Additional Sole Funding”). Alternatively, Freeport Nevada can choose to fund with Quaterra, proportional to their 55% and 45% respective working interests. If Freeport Nevada completes the Additional Sole Funding, Quaterra may elect to fund 25% of project expenditures or transfer an additional 5% interest to Freeport Nevada for up to $50 million additional spending in the projects.
  At any time when the parties are proportionally funding their share of costs, and before an affirmative decision to begin production, a non-funding party will suffer ordinary dilution. Should either party’s interest fall below 10%, it will be converted into a 1% NSR royalty. After a production decision, a non-funding party will dilute to a 1% NSR royalty.

Yerington Ancillary Agreements

In December 2013, the Company announced the signing of four exclusive exploration and option agreements totalling 1,305 acres of private land north and east of the Yerington Pit site that covers additional portions of the Bear Deposit. In May 2015, the Company entered into an option agreement to acquire a fifth property covering approximately 1,050 acres of additional private land covering a portion of the Bear Deposit. Under the terms of the five option agreements, Quaterra (now SPS) has an exclusive right to acquire these properties with all mineral rights and certain water rights, and to explore these parcels.

PART B - OTHER PROPERTIES

Goldcorp Agreements – Mexico

On January 29, 2010, Quaterra entered into an Investment Framework Agreement (the “IFA”) with Goldcorp Inc. (“Goldcorp”). Quaterra entered into an Amended and Restated Investment Framework Agreement with Goldcorp on March 21, 2012 (the “Amended IFA”), in order to extend the IFA through the first quarter of 2013. On April 12, 2012, Quaterra received $2.48 million from Goldcorp to fund additional exploration on certain properties in Mexico by issuing 4 million shares at the price of $0.62 per share.

On June 10, 2013, Quaterra and Goldcorp entered into a further amendment agreement with respect to the IFA. This amendment extended expiration for the designation of Advanced Properties (as defined in the IFA) from January 2014 to January 2016. The amended terms include:

  lowering the spending requirement to earn a 2% NSR royalty to CAD$1 million over first three years from CAD$2 million over two years;
  lowering the minimum annual expenditure requirement after three years to CAD$250,000 from CAD$1.0 million; and
  allowing Goldcorp to pool expenditures from other projects to one project to meet the earn-in requirement described above. Goldcorp could earn a 70% interest in any Advanced Property by completing a feasibility study (increased from 65%). At the time a production decision was made, the Company could either participate at 30% or ask Goldcorp to underwrite loan guarantees in return for an additional 6% interest in the property.

In September 2013, Quaterra and Goldcorp agreed that it was to the mutual benefit of both parties to reduce the number and size of properties currently in the IFA in response to changes in Mexico’s property tax and assessment work requirements. On September 19, 2013, Quaterra sold three properties (Sabino, Marijo, and El Calvo) in central Mexico to Goldcorp for a total cash consideration of $375,000. Quaterra retained a 2% NSR on each of the three properties capped at $2,000,000 per property.

Quaterra and its subsidiaries are no longer active in Mexico. The IFA expired on January 29, 2016.

Santo Domingo Property

On November 19, 2013, the Company entered into an amendment agreement with La Cuesta International, Inc. (“La Cuesta”) with respect to the Santo Domingo property, pursuant to which the Company issued 347,150 common shares in satisfaction of two property payments. On the same date, the Company entered into an amendment agreement with La Cuesta with respect to the Microondas property, pursuant to which the Company issued 321,430 common shares in satisfaction of two property payments. Subsequently, both properties have been dropped by Quaterra with no further obligation.

Uranium Properties

On March 14, 2014, the Company closed a transaction to sell its uranium properties and assets located in the states of Arizona, Utah and Wyoming for gross proceeds of CAD$500,000. On April 30, 2014, the Company received an $85,000 reclamation bond refund related to the uranium properties sold.

Copper and Molybdenum Properties

On October 3, 2014, the Company completed a sale of its residual interests (including royalties in three non-core copper and molybdenum assets: Butte Valley, Nevada; SW Tintic, Utah; and Cave Peak, Texas) to Freeport-McMoRan Mineral Properties Inc. (“FMMP”) for $5.0 million (the “Purchase Price”). $1.0 million of the Purchase Price was paid at closing with the balance payable to the Company in $500,000 quarterly increments commencing January 1, 2015 for eight consecutive quarters. On October 3, 2014, the Company issued 19 million common share purchase warrants to FMMP. Each warrant entitles FMMP to purchase one common share of the Company at a price of $0.16 per share for five years, subject to vesting and termination provisions corresponding to the payment of the Purchase Price in tranches.

Nieves, Mexico Silver Property

On December 29, 2014, the Company entered into an agreement respecting the sale of its 50% indirect interest in the Nieves silver property in Zacatecas State, Mexico (the “Nieves Property”) to its joint-venture partner Blackberry Ventures I, LLC (“Blackberry”), for US$4.0 million (the “Blackberry Agreement”). Under the terms of the Blackberry Agreement, the purchase price is payable in four payments of US$1 million each over 15 months, with each payment earning Blackberry an additional 12.5% interest in the project. All costs for maintaining and exploring the Nieves Property will be the sole responsibility of Blackberry, with no dilution to Quaterra, through the end of 2015 or until Blackberry completes the acquisition, whichever is earlier. Upon closing, Blackberry will become the operator of the Nieves Property. In the event that Blackberry subsequently sells the property, Quaterra will receive 5% of the future net sale price. In addition, Quaterra agreed to transfer its Americas claims in Durango State, Mexico, adjacent to Hecla Mining’s San Sebastian project, to Blackberry. The Blackberry Agreement was subsequently amended by agreements dated September 1, 2015, November 12, 2015 and February 26, 2016 to reduce the purchase price by $500,000, increase Quaterra’s portion of the future net sales price from 5% to 7.5% and to extend the final closing date to June 1, 2016.

Finance and Equity issuances

On December 28, 2012, the Company completed a private placement (the “2012 Private Placement”) of 6,541,571 units at the price of US$0.35 per unit for gross proceeds of US$2,289,550. Each unit consisted of one common share and one common share purchase warrant with an exercise price of US$0.53 per warrant. On July 18, 2014, the Company decreased the exercise price of the warrants from CAD$0.53 to CAD$0.16 per warrant. The warrants expired unexercised on December 28, 2014.

On March 28, June 5 and July 4, 2013, the Company borrowed $800,000 as unsecured loans at an interest rate of 10% per annum from its Chairman of the board, Thomas Patton. As of December 31, 2013, $200,000 was repaid and the balance of US$600,000 was amended on March 18, 2014 to a demand basis with a 40-day notice period. As of December 29, 2014, the Company had repaid all loans and related interest owed to the Chairman.

On September 13, 2013, Quaterra completed a private placement of 29,810,000 units at the price of $0.10 per unit for gross proceeds of $2,981,000. Each unit consisted of one common share and one common share purchase warrant with an exercise price of $0.15 per warrant expiring September 13, 2016.

On July 2, 2014, the Company completed a non-brokered private placement of $500,000 of units. Each unit consisted of one non-transferable convertible redeemable US$1,000 principal amount promissory note (a “Note”) and 11,442 non-transferable common share purchase warrants. The Company issued $500,000 Notes and 5,721,000 warrants exercisable at $0.16 per share until January 2, 2016, subject to acceleration right of the Company. On December 30, 2015, the expiry date of the warrants was extended to January 2, 2017. Other terms remain unchanged.

For more information about our business, please refer to Item 4.D – “Property, Plants and Equipment” below.

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

Note 4:

Quaterra Blackberry Nieves (BVI) JV Corp. including its ownership of Minera Cerro Gregorio is subject to an agreement for sale to Blackberry on December 29, 2014 whereby Blackberry can acquire Quaterra’s interest for US$3.5 million which sale will be completed with staged payments concluding in June 2016.

D.        Property, Plants and Equipment

GENERAL DEVELOPMENT OF THE BUSINESS

Quaterra’s Yerington Assets – located in the historic Yerington Copper District, about 70 miles southeast of Reno, Nevada – consist of the MacArthur Deposit, the Yerington Pit, the Bear Deposit and a number of untested exploration targets. Quaterra’s 51 square-mile land package is situated in a mining-friendly jurisdiction with a history of copper production and good infrastructure. It also owns valuable water rights in the district.

Since signing the Option Agreement with Freeport Nevada in June 2014, the Company has focused exclusively on the Bear Deposit because of its very large size, favorable historic drilling results and potential for higher copper grades than district averages. With exploration success, the Bear Deposit could become the catalyst to expedite development of the entire district.

MacArthur Deposit, Nevada, USA

Acquisition and Staking of Mineral Claims

The MacArthur Deposit consists of 897 unpatented lode claims totaling approximately 18,533 acres on lands administered by the US Bureau of Land Management (“BLM”). A significant number of the claims are held by means of a mineral lease with an option to purchase, executed with North Exploration LLC (“North”) on August 27, 2005, and subsequently amended. The final payment of $212,000 plus interest to North was made on February 10, 2015. Quaterra’s purchase is subject to a 2% NSR royalty, 1% of which may be purchased for $1,000,000, leaving a perpetual 1% NSR. The agreement with North is in good standing.

Expenditures to Date

Acquisition costs incurred by the Company for the MacArthur Deposit to December 31, 2015 were $3,501,065 (2014 - $3,132,901) and exploration expenditures were $16,907,070 (2014 - $16,945,752) for a total of $20,408,134 (2014 - $20,078,653) before the Option Agreement funding received from Freeport Nevada.

Location, Access and Infrastructure

The MacArthur Deposit is located near the geographic center of Lyon County, Nevada, USA along the northeastern flank of the Singatse Range approximately seven miles northwest of the town of Yerington, Nevada. The project is accessible from Yerington by approximately five miles of paved roads and two miles of maintained gravel road. A 100-foot wide gravel haul road that accessed the MacArthur Deposit open pit copper mine during the 1990s leads five miles south to the Yerington Pit. Beyond the MacArthur Deposit pit area are several existing historic two-track dirt roads that provide access throughout the property. Topographic coverage is on US Geological Survey “Mason Butte” and “Lincoln Flat” 7.5’ topographic quadrangles. The nearest major city is Reno, Nevada approximately 70 miles to the northwest.

History

Prior to 1989, the MacArthur Deposit was explored and drilled by several operators who have contributed to the current database of more than 740 holes totaling approximately 282,000 feet. During the early 1970s, The Anaconda Company (“Anaconda”) conducted an extensive trenching and rotary drilling program consisting of more than 280 rotary holes totaling approximately 56,000 feet over and adjacent to the present day MacArthur Deposit pit.

Arimetco, Inc. (“Arimetco”) purchased the property in 1989 and mined a total of six million tons at an estimated grade of 0.36 % total copper using open pit methods from the MacArthur Deposit in the period of 1995 to 1998. Due to financial difficulties resulting primarily from the low price of copper, Arimetco sought protection under Chapter 11 of the U.S. bankruptcy Code in January 1997 and suspended all operations in 2000. After Arimetco’s departure, the mining claims over the deposit were allowed to lapse.

Quaterra acquired the MacArthur Deposit in August 2005. The acquisition was motivated by Quaterra’s belief in the potential of the property to host an oxide copper deposit capable of sustaining a large run-of-mine heap leach operation using a solution extraction/electrowinning (SXEW) process for low cost production. The Company initiated exploration drilling in April 2007 and by November 2011, completed a total of 204,700 feet of drilling in 401 holes on the property. The drilling program has defined a widespread blanket of acid soluble copper oxide and chalcocite mineralization above primary copper mineralization that is believed to be the fringe or top of a major copper porphyry system.

Geology

The MacArthur Deposit forms part of the Yerington mining district which includes at least three large, porphyry copper deposits (Yerington, Ann Mason, Bear), as well as two large iron-oxide copper gold (IOCG) deposits (Pumpkin Hollow, and Minnesota). Mineralization ranges from disseminated porphyry copper occurrences to skarn, limestone replacement, and vein type deposits.

The Yerington area is underlain by early Mesozoic volcanic and sedimentary rocks now exposed along uplands in the Singatse Range in the west and the Wassuk Range to the east. These Mesozoic rocks were intruded by two Middle Jurassic batholiths, an older granodiorite (Yerington Batholith) and younger quartz monzonite (Bear Quartz Monzonite) that comprise the majority of outcropping rocks in the district. The batholiths were themselves intruded by another Middle Jurassic quartz monzonite event moderately to steeply north dipping quartz-biotite-hornblende porphyry dike swarms, associated with copper mineralization, striking north-northwesterly across the entire mining district. The Mesozoic section is overlain by Early to Middle Tertiary volcanics deposited ash flow tuffs prior to the advent of normal faulting associated with Late Tertiary basin-and-range extension that displaced and tilted all of the above-mentioned rocks. These faults dip east and are curved, concave upward, so that the dip of the fault flattens eastward. Net displacements are in an east-west direction. The geologic section is completed by post-faulting conglomerates and alluvium.

At the MacArthur Deposit, the older granodiorite underlies most of the northern and western parts of the Company’s claim block. Along the east part of the claim, block quartz monzonite is dominant and underlies the MacArthur Deposit pit. In bench walls at the MacArthur Deposit pit, the quartz monzonite hosts conspicuous light brown limonite alteration banding (averaging 4 to 6 per foot) sub-parallel to the steeply north dipping, west-northwest trending quartz porphyry dikes.

Quartz porphyry dikes that host a large portion of the primary copper mineralization at Anaconda’s Yerington mine are associated with all copper occurrences in the district. The porphyry dikes at the MacArthur Deposit are classified by dominate mafic minerals into quartz biotite porphyry and quartz hornblende porphyry, each subdivided further based on composition and alteration. Dikes contain feldspar crystals and either hornblende or biotite crystals set in an aphanitic matrix. The structures are typically ridge-formers with widths to 50 feet, dip steeply to the north, and follow a penetrative north-northwest (S60°E to S80°E) structural fabric. Narrow (<10 feet) fine grained, post porphyry andesite dikes follow the same NNW structural fabric.

Mineralization

The MacArthur Deposit is part of a large, partially defined porphyry copper system that has been complicated by complex faulting and possible post-mineral tilting. Events leading to the current geometry and distribution of known mineralization include: 1) emplacement of primary porphyry copper mineralization; 2) supergene enrichment resulting in the formation of a widespread, tabular zone of secondary chalcocite mineralization below outcrops of totally oxidized rocks called a leached cap; and 3) oxidation of outcropping and near-surface parts of this chalcocite blanket, as well as oxidation of the primary porphyry sulfide system coupled with partial remobilization of copper to form the upper zone of oxide copper now exposed in the MacArthur Deposit pit and throughout the MacArthur Deposit. Oxide, chalcocite, and primary copper mineralization at the MacArthur Deposit is hosted in both granodiorite and quartz monzonite, and in lesser amounts within quartz biotite-hornblende (monzonite) porphyry dikes, all of middle Jurassic age. Oxide copper is also hosted in northwest striking andesite dikes less than one to ten feet wide with contacts forming favorable loci for mineralization. Andesite dikes make up less than approximately one to two percent of the host rocks on the property. Fracturing and ground preparation supplied the passage ways for the copper to migrate.

Copper oxide minerals are exposed throughout the MacArthur Deposit, particularly in the pit walls as primarily green and greenish-blue chrysocolla CuSiO3.2H20 along with black neotocite, aka copper wad (Cu, Fe, Mn) SiO2, azurite Cu3(OH2)(CO3) and malachite Cu2(OH2)CO3, while tenorite (CuO) was identified with the electron microprobe (Schmidt, 1996). Copper-enriched limonite was identified by Anaconda as the mineral delafossite (CuFeO2). Chalcocite has been identified in drill holes below the MacArthur Deposit pit and in drilling throughout the property. The sulfides digenite (Cu9S5) and covellite (CuS) have been identified petrographically in drill cuttings from the western part of the property. The oxide copper mineralization is strongly fracture controlled, coating joint and fracture surfaces and within shears and faults. Both green and black copper oxides are frequently found on 1 to 5 millimeter fractures, as coatings and selvages and may be mixed with limonite. The fractures trend overall N60°W to N80°W (bearing 300° to 280° azimuth) and generally dip to the north. Limited turquoise is found on the property, mainly in one- to five-millimeter veinlets. On a minor scale, oxide copper mineralization replaces feldspar phenocrysts in the igneous host units, favoring andesite.

A significant amount of chalcocite has been intersected in drillholes. Chalcocite is seen on drill chips or drill core coating pyrite and chalcopyrite as weak to strong coatings and is strongest when occurring around the MacArthur Deposit fault. Chalcopyrite is present as disseminations and veinlets, with or without chalcocite. As much of the historic drilling was stopped at shallow (<400 foot) depths, the scope and extent of chalcopyrite mineralization have not been fully defined.

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

Porphyry copper style sulfide mineralization below the low-angle MacArthur Deposit fault zone at the North Porphyry Target has been defined over a distance of 2,500 feet between holes QM-68 and QM-164. Veinlet and disseminated primary chalcopyrite mineralization intercepted at a depth of 485 feet in QM-68 assayed 1.19% copper over a thickness of 110 feet. The same zone in QM-70 averaged 0.82% copper over a thickness of 60 feet at a depth of 420 feet and correlates to a thickness of 15 feet averaging 1.20% at a depth of 770 feet in hole QM-72. QM-100 intersected the sulfide mineralization with 0.58% copper over 65 feet. Approximately 1,000 feet to the north, hole QM-164 intercepted 64 feet of disseminated chalcopyrite mineralization in sodic altered granodiorite averaging 1.31% copper at a depth of 1,673 feet. The intercept includes a high-grade zone of 29 feet averaging 2.21% . Mineralized zones within potassic halos in holes QM-165 to the west and in QM-163 to the east are consistent with those that could fringe a porphyry copper center.

Exploration and Drilling Results

Quaterra acquired the digitized Anaconda exploration and drilling data package in August 2006 and commenced a review of the deposit geology and mineralization model using Datamine software. The data was used to assess the required drilling and sampling to complete a technical report on the MacArthur Deposit with the objective of preparing a NI 43-101 compliant resource estimate.

The lateral zonation of supergene copper minerals visible at the surface, a possible chalcocite blanket to the north of the pit, and a large, pervasive phyllic alteration zone to the north and west of the mine workings, all suggested to Quaterra that the MacArthur Deposit could have a potential for growth; both in the form of copper oxides and as primary sulfides in a related porphyry system.

In April 2007, the Company commenced a drilling program to twin approximately 10% of the shallow holes that defined the previously explored copper oxide mineralization at the MacArthur Deposit and to identify extensions of copper oxide and chalcocite mineralization in the vicinity of the open pit. The 20-month drilling program totaled 80,100 feet in 173 holes including 23,900 feet of core in 49 holes and 56,200 feet of RC drilling in 124 holes. The drilling successfully targeted a deeper chalcocite zone in step-out holes from the pit, expanded the known oxide mineralization, and encountered a large, underlying tabular blanket of mixed oxide-chalcocite mineralization that overlies primary chalcopyrite mineralization verified by deeper drill holes in the western and northern margins of the drilled area.

Drilling on the MacArthur Deposit was suspended through most of 2009 pending receipt of a Plan of Operations (“POO”) drilling permit. On October 28, 2009, the Company received the approval of the MacArthur Deposit POO and the BLM Record of Decision with a Finding of No Significant Impact. The POO environmental assessment anticipates a total surface disturbance of 200 acres as a result of drilling activities throughout much of the project area.

Quaterra initiated a second phase of RC and deep core drilling in early December 2009. Completed in August 2010, the program tested the northern extension to higher grade acid soluble copper mineralization on 500 foot centers northwest of the pit in-filled on 500 ft centers an undrilled area west of the pit. In the southern Gallagher area, the program confirmed a band of continuous near surface oxide mineralization ranging in thickness from 15 to 60 feet over a distance of 1,900 feet between holes QM-155 and 156.

Three deep holes tested surface IP/resistivity (“IPR”) anomalies to the north and northwest of the MacArthur Deposit pit where earlier drill holes intersected ore grade porphyry copper style sulfide mineralization below the low-angle MacArthur Deposit fault zone over a strike length of 1,000 feet. Hole QM-100, located 1,400 feet north of QM-68, intercepted porphyry-style chalcopyrite/biotite-chlorite veining at a depth 1,203 feet that assayed 0.58% copper over a thickness of 65 feet below the shallow-dipping MacArthur fault zone. QM-109, spotted on an IPR anomaly, failed to reach projected depth due to fractured, caving ground while QM-99 intersected massive pyrite impregnated breccia and scattered zones of secondary biotite and chlorite alteration; common elements of a porphyry system.

A total of 81,650 feet were drilled in 153 holes including 69,890 feet in 147 RC holes and 11,760 feet in 6 core holes during the 2011 drilling program. The program had the twin goals of enlarging and upgrading the status of the inferred resources through step-out and infill drilling and exploring for primary sulfide mineralization related to a copper porphyry system at depth.

The infill program encountered high grades of continuous chalcocite and copper oxide mineralization in zones averaging 40 feet or more in thickness along the western and northern margins of the deposit in the area referred to as the “Ridge Zone”. To test the high-angle mineralized structures that form an important component of the acid-soluble copper deposit, the program was completed on 250-foot centers in areas with higher grade potential and encountered some of the highest grades and best intercepts of acid soluble copper mineralization ever drilled on the property. Hole QM-187, drilled 2,000 feet north of the MacArthur Deposit pit, intersected 90 feet of predominantly chalcocite mineralization averaging 1.66% total copper (TCu) starting at a depth of 310 feet. This intercept includes 40 feet assaying 3.49% TCu. Hole QM-180 along the northwestern margin of the zone intercepted 40 feet averaging 1.37% TCu at a depth of 360 feet.

Exploration for a deep porphyry system at the MacArthur Deposit intercepted one of the best primary copper intercepts yet identified on the project with 64 feet of disseminated chalcopyrite mineralization in sodic altered granodiorite averaging 1.31% TCu at a depth of 1,673 feet. The intercept includes a high-grade zone of 29 feet averaging 2.21% TCu. QM-164 also intercepted a shallower zone of both vein and disseminated chalcopyrite at a depth of 685 feet that averages 0.34% TCu over a thickness of 96.5 feet. QM-164 extended the mineralized zone identified in QM-100 a distance of 1,000 feet to the north where it remains open for extension.

Geophysics

Quaterra contracted three surveys at the MacArthur Deposit in 2011 and 2012. A borehole geophysical survey and an IPR survey was carried out by Zonge International (“Zonge”) in 2011. A detailed helicopter magnetic survey was flown by Geosolutions Pty. Ltd. (“Geosolutions”) in 2012. These surveys supplement previous geophysical work on the MacArthur Deposit that includes: a 2009 IPR survey carried out by Zonge; a 2007 helicopter magnetic survey carried out by EDCON-PRJ; a series of historic aeromagnetic surveys (1966 to 1975) available in analog form from Anaconda’s archives; and a series of historic IPR surveys (1963 – 1964) carried out by Kennecott Exploration Company (“Kennecott”), Bear Creek Mining Company and Superior Oil.

The mineralized system at the MacArthur Deposit has an anomalous IP and resistivity response first detected in the Kennecott and Superior Oil IPR surveys in the 1960’s. The Quaterra 2009 and 2011 IPR surveys confirmed the reliability of the earlier surveys and further defined the depth extent of the IP anomalies. The 2009 and 2011 Quaterra surveys confirmed that the 1963-64 Kennecott data is of good quality and is useful for mapping anomalous IP zones within the upper 1,000 to 1,200 feet from the surface. Below this depth, the older data cannot effectively resolve the bottom of the IP anomalies nor determine if any of the anomalies extend to great depths.

The 2009 and 2011 data sets show this increased depth of exploration is important. Portions of the IP response are flat lying with limited depth extent. However both the 2009 and 2011 surveys have identified anomalous IP responses with depth extent in excess of 2000 feet and possibly feeder zones of the near surface zones. In 2011, two borehole IP surveys were run that demonstrate Quaterra’s ability to explore for deep sulfide responses below the depth of exploration of surface techniques. The modern data maps subtle low resistivity features which are interpreted to be porphyry alteration systems and have identified anomalous IP responses that extend under post-mineral volcanic cover to the north and west of the main MacArthur Deposit system. These buried anomalies are high priority drill targets.

Two high resolution helicopter magnetic surveys were flown over the MacArthur Deposit in 2007 (EDCON-PRJ) and 2012 (Geosolutions). The modern, high-resolution data has a broad frequency bandwidth and will be used for 3D modeling and exploring beneath the magnetic volcanic cover.

Sampling, Analysis and Security of Samples

Quaterra has explored the MacArthur Deposit with both RC and diamond core drilling methods. RC holes were drilled by Diversified Drilling LLC, Missoula, Montana, USA, DeLong Construction Inc., Winnemucca, Nevada, USA and by Leach Drilling Inc., Silver Springs, Nevada, USA. During 2007-2008 the core drilling was contracted to Kirkness Diamond Drilling of Dayton, Nevada, USA and Kirkness Brothers Diamond Drilling (aka KB Drilling Co, Inc) of Carson City, Nevada, USA. Major Drilling America, Inc., Salt Lake City, Utah, conducted core drilling during 2009-2010. Core drilling during 2011 was contracted to Ruen Drilling Inc, Clark Fork, Idaho, USA. The RC crews ran one 10 to 12 hour shift per day; the core drill crews operated 24 hours per day.

The MacArthur Deposit drilling program is supervised in the field by the project geologist for monitoring recovery, proper sample handling and accuracy in labeling. Drill core (HQ diameter) and RC samples are delivered from the drilling rigs to the core and sample storage facility in Yerington by the drillers at the end of each 12 hour shift for logging and sampling by the project geologists.

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

When core from the MacArthur Deposit arrives at the laboratory, it is split, using a core saw, into halves and one half of each interval is placed into a sample bag that is marked with the sample number. The sample is then dried, crushed to -10 mesh, rotary split to 1,000 grams, pulverized to -150 mesh, and split to 350 gram pulps. The pulps are assayed for total copper using a 2 gram-3 acid volumetric ore grade atomic-absorption (AA) spectroscopy analysis. The solution from the total Cu analysis is assayed by inductively coupled plasma (ICP) spectrometry for 34 elements. The acid soluble copper oxide (asCu) content of the sample is then analyzed by using a weak, sulfuric acid solution leach of a 1 gram pulp. The acid leachable copper sulfide content is analyzed by using ambient temperature concentrated sulfuric acid and hydrated ferric sulphate to determine Ferric Sulfate Soluble Copper (FSCu) content. Internal quality assurance and quality control procedures include the insertion of standards and duplicates into the sample sequences. Rejects from the previously analyzed samples are also sent to another accredited laboratory for check analyses. The remaining half core is placed back into the core box in its original position and the core boxes are returned to the Yerington core storage/logging facility by the laboratory truck, where it is then stacked and stored in order and by hole number. Reject and pulps are also returned with the core to the Yerington facility for archiving.

American Assay Laboratories located in Sparks, Nevada (“AAL”) prepared and assayed samples from the MacArthur Deposit drilling program in 2007. AAL is ISO/IEC 17025 certified and participates in CANMET, PTP MAL certification analyses twice a year and in GEOSTATS, SMA, and IOAG testing twice a year. Core samples from subsequent programs have been prepared and analyzed by ISO17025 compliant ALS Chemex Laboratories in Sparks, Nevada (“ALS Chemex”) and Skyline Assayers and Laboratories in Tucson, Arizona (“Skyline”).

The MacArthur Deposit RC drilling program is supervised in the field by the project geologist for sample accuracy, proper handling and accuracy in labeling. Methods and procedures for splitting and packaging of samples are conducted such that the quality of the sample splitting meets or exceeds standards required under NI 43-101 and a chain of custody starts with the drillers collecting, splitting and bagging of RC drill cuttings.

For logging of drilled lithologies, a continuous chip sample is collected in a plastic chip tray over five foot intervals and stored for logging by the project geologists. A 5/16 continuous split of five-foot sample intervals is collected for assaying from 5.2 inch diameter drill holes through a wet splitter mounted on the rig. The samples are placed in sample bags and transported from the drilling rig to the Company’s storage facility in Yerington at the end of each 12-hour shift. The samples are then inventoried by Company personnel, dried, placed on pallets, wrapped in plastic and shipped via United Parcel Service to the Skyline laboratory in Tucson, Arizona for sample preparation and assaying. Rejects and pulps are returned to the Yerington facility for archiving.

Skyline is accredited by the American Association for Laboratory Accreditation (A2LA - certificate no. 2953.01) in the Chemical field of Testing. Skyline is a recognized industry leader for all types of base metal, ferrous and non-ferrous analysis including high quality ore-grade assays, sequential copper analyses of ores, and umpire assays of metallurgical products. The Tucson laboratory has provided analytical service to the copper mining industry for over 70 years.

At Skyline, the RC samples are crushed to plus 75% passing a -10 mesh, split and pulverized at the laboratories for assay using analytical techniques as described for the core drilling program. Internal quality assurance and quality control procedures include the insertion of standards into the sample sequences. Rejects from the previously analyzed samples are sent to ALS Chemex Laboratories in Sparks, Nevada for check assays.

Mineral Resources

Tetra Tech, Inc. of Golden, Colorado (“Tetra Tech”) completed an updated NI 43-101 compliant independent resource estimate for the MacArthur Deposit preliminary economic assessment (the “MacArthur Deposit Resource Estimate”) titled “MacArthur Copper Project – Amended NI 43-101 Technical Report Preliminary Economic Assessment, Lyon County, Nevada, USA” and dated January 17, 2014 (effective date May 23, 2012). At a 0.12% cutoff, the tonnage of the measured oxide and chalcocite resource was 71,829 million tons at 0.218% copper containing 313 million lbs. of copper, the indicated oxide and chalcocite resource was 87,264 million tons at 0.208% copper containing 362 million lbs. of copper, and the inferred oxide and chalcocite resource was 243.4 million tons at 0.201% copper containing 979.5 million lbs. of copper.

The MacArthur Deposit’s indicated sulfide resource at a 0.15% cutoff is 1.1 million tons averaging 0.292% copper containing 6.4 million pounds of copper and the inferred sulfide resource was 134.9 million tons averaging 0.283% copper containing 764 million lbs. of copper.

The Qualified Person for the updated MacArthur Deposit resource estimate is Dr. Rex Clair Bryan of Tetra Tech.

Metallurgy

The MacArthur Deposit has a long history of metallurgical testing from 1976 through 2011 including bottle roll and column leach testing and full-scale heap leach operations. Anaconda performed the first test work in 1976 and multiple subsequent owners continued test work through 2011. The most comprehensive test work was performed by Quaterra during 2010 and 2011. Quaterra contracted METCON Research of Tucson, Arizona to run a substantial number of bottle roll leach tests along with 32 column leach tests, on samples from 27 large diameter (PQ) size core drill holes. These drill holes are generally representative of the MacArthur Deposit mineral resources. The test work, both historic and that most recently performed, shows the mineralized material is amenable to standard heap leaching with good copper extraction.

The Qualified Person for the metallurgical portion of the MacArthur Deposit Resource Estimate is Dr. Richard Jolk of Tetra Tech.

Preliminary Economic Assessment

M3 Engineering & Technology Corp. of Tucson, Arizona (“M3”) completed a preliminary economic assessment for the MacArthur Deposit on May 23, 2012 and titled “MacArthur Copper Project – Amended NI 43-101 Technical Report Preliminary Economic Assessment Lyon County, Nevada, USA” (the “MacArthur Deposit PEA”). The MacArthur Deposit PEA was amended and restated on January 27, 2014. The study concluded that the project has potential for development as a large-scale copper oxide heap leach operation that would provide long-term cash flows for a relatively modest capital outlay.

A PEA should not be considered to be a pre-feasibility or feasibility study as the economics and technical viability of the Project have not been demonstrated at this time. Mineral resources that are not mineral reserves do not have demonstrated economic viability. A PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too geologically speculative at this time to have economic considerations applied to them to be categorized as Mineral Reserves. Thus, there is no certainty that the production profile concluded in the MacArthur Deposit PEA will be realized. Actual results may vary, perhaps materially.

The MacArthur Deposit PEA set out the following key project parameters:

  An open pit mine based on an acid soluble measured and indicated copper resource model of 159 million tons at 0.212% copper and an inferred resource of 243 million tons at 0.201% copper.
  Recovery of 747 million pounds of copper over the 18-year mine life at an average mining rate of 15 million tons per year with a waste to ore stripping ratio averaging 0.90.
  Initial capital expenditure of $232.7 million.
  Average life-of-mine operating costs of $1.89 per pound.
  An after tax net present value (“NPV”) of $201.6 million at an 8% discount rate and a base case copper price of $3.48 per pound. (The project breaks even at a copper price of $2.56 per pound until the capital is paid off in 3.1 years. Thereafter, the breakeven is $2.23 per pound.)
  An after tax internal rate of return (“IRR”) of 24.2% with a 3.1-year pay back.

Mine operating costs were provided by Independent Mining Consultants Inc. of Tucson, Arizona (“IMC”), based on an average 41,000 ton per day mine plan.

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

The SX/EW capital cost estimate was prepared based on M3 in-house information of similar SX/EW facilities. It includes the heap leach pads, SX/EW facility and tank farm based on a design flow rate of 10,400 gal/min. Additional upfront capital costs were included for mining equipment and infrastructure improvements (power, water, roads) needed at the site. Capital costs are considered accurate to -20% to +25%.

The Qualified Person for the MacArthur Deposit PEA is Mr. Rex Henderson with M3. The Qualified Person for the mining portion of the MacArthur Deposit PEA is Herb Welhener of IMC. The 2012 PEA is available at www.sedar.com.

Future Plans

The results of the MacArthur Deposit PEA are being used to determine what additional drilling will be required to bring the project to a prefeasibility status and to evaluate the potential to integrate the MacArthur Deposit resource into a larger operation that includes the Yerington Pit copper resource. This stage of a project generally includes additional infill and condemnation drilling, metallurgical testing and geotechnical work as well as environmental studies, permitting and engineering.

In August 2014, as part of the Freeport Nevada Option Agreement, the MacArthur Deposit was transferred to SPS, a wholly owned subsidiary of Quaterra Alaska Inc.

Yerington Copper Project – Nevada, USA

Acquisition and Staking of Claims

The Yerington Pit property totals approximately 11 square miles. The project mineral rights consist of 2,768 acres of fee mineral properties and patented mining claims as well as 201 unpatented lode and placer claims totaling 4,153 acres on lands administered by the BLM. The total reflects the transfer of 345 claims from SPS to Quaterra Alaska Inc.’s MacArthur Deposit in July 2012.

On May 1, 2007, SPS received the bankruptcy court approval for the acquisition of certain assets of Arimetco in the Yerington Mining District, subject to completion of due diligence. The purchase price comprised $500,000 cash, 250,000 of the Company’s common shares and a 2% net smelter return royalty capped at $7.5 million dollars on production from any claims owned by the Company in the Yerington Pit and MacArthur Deposit mine areas.

Private land, patented claims, and 23 unpatented mining claims related to the Yerington Pit project were acquired by SPS from the Arimetco bankruptcy court in April, 2011. The acquisition followed three years of due-diligence studies and negotiations with state and federal agencies and the receipt of Bona Fide Prospective Purchaser (“BFPP”) letters from the U.S. Environmental Protection Agency (“EPA”), the Nevada Division of Environmental Protection (“NDEP”) and the BLM to protect SPS from liability emanating from activities of the former mine owners and operations.

SPS purchased the Anaconda mine and MacArthur Deposit mine properties along with the appurtenant ground water rights in 2011. SPS owns a total of 8,621 acre-feet/yr of primary ground water rights which have senior priority standing. The purchased water rights are primary ground water rights specifically permitted for mining and milling. These water rights have significant value. Recent sales of primary ground water in Mason Valley Nevada have sold for over $3,000 per ac-ft.

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

Expenditures to Date

Acquisition costs incurred by the Company for the Yerington Pit to December 31, 2015 were $3,564,687 (2014 - $3,361,701) and exploration expenditures were $6,367,358 (2014 - $6,339,702) for a total of $9,932,046 (2014 - $9,701,403) before the Option Agreement funding received from Freeport Nevada.

Location, Access and Infrastructure

The Yerington Pit property is located near the geographic center of Lyon County, Nevada, USA, along the eastern flank of the Singatse Range. The property centers on the historical Yerington open pit mine, flanked on the west by Weed Heights, Nevada (a small private community; the original company town of Anaconda) and on the east by the town of Yerington, Nevada. The property is easily accessed from Yerington by a network of paved roads that were used as principal transportation and access routes during the former operating period of the Yerington Pit. SPS controls approximately 8,600 acre feet of groundwater rights and the Yerington Pit contains an estimated 37,000 acre feet of water. Power is available on site at the Yerington Pit area. Nevada Energy operates a 30 million kW propane-fired, electrical generating power plant within ten miles of the site. The power infrastructure at the Yerington Pit site is expected to be readily available for a future mining operation due to the historical mine operations at the site. Topographic coverage is on US Geological Survey “Yerington” and “Mason Butte” 7.5’ topographic quadrangles. The nearest major city is Reno, Nevada, approximately 80 miles to the northwest.

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

During the 1940s, Anaconda, at that time one of world’s major copper producers, outlined a 60 million-ton resource over the Yerington Pit. During the early 1950s, the US government, citing the need for domestic copper production, offered “start-up” subsidies to Anaconda to open a copper mine in the Yerington district. Anaconda sank two approximately 400-foot-deep shafts in the present-day open pit and drove cross cuts to obtain bulk samples of oxidized rock for metallurgical study. Anaconda began operating the Yerington Pit in 1952 and mined continuously through 1979, producing approximately 1.744 billion pounds of copper from an ore body that contained 162 million tons averaging 0.54% Cu. Approximately 104 million tons of this total were oxidized copper ore that was “vat-leached” with sulfuric acid in 13,000-ton cement vats on a seven day leach cycle. Sulfide ores were concentrated on site in a facility that was dismantled and sold following termination of mining in 1979.

In 1976, all assets of Anaconda, including the Yerington Pit, were purchased by the Atlantic Richfield Company (ARCO) which in 1979 shut down dewatering pumps in the pit and closed the Yerington Pit due to low copper prices. In 1982, ARCO sold the entire Yerington Pit complex and Weed Heights town site to Mr. Don Tibbals of Yerington, Nevada, who scrapped the plant and equipment. At closure, before dewatering pumps were shut off, the Yerington Pit plan hosted a pre-stripped, non NI 43-101 compliant historic “reserve” of 98 million tons averaging 0.36% Cu containing approximately 696 million pounds of copper (K. L. Howard, Jr., Anaconda Internal Memo, 1979) within the ultimate pit design. The estimate was prepared from a geologic section calculation using a 0.2 %TCu cut-off grade. A qualified person has not done sufficient work to classify these historic estimates as a current mineral resource and Quaterra does not treat them as such. Although the 1979 estimate contained no classification for measured, indicated, or inferred resources as defined by NI 43-101, the total estimate compares favorably to a Tetra Tech NI 43-101 compliant independent resource estimate completed in February 2012. An additional 22.8 million tons of material containing 136.8 million pounds copper was identified adjacent to the pit in this historic estimate. The K. L. Howard, Jr., Anaconda Internal Memo (1979) addressing this material is considered reliable because it cites mine reconciliation calculations and geologic projections from drill holes using a 0.2% Cu grade cut-off in an internal Anaconda memo by T. Leigh to W.C. Norem (1979).

In 1989, Arimetco purchased the mine property from Tibbals, commissioned a 50,000-pound-per-day solvent extraction/electrowinning plant, and began heap leaching “sub-grade” dump rock stripped from the Yerington Pit by Anaconda. Arimetco also added an unknown tonnage of “vat leach tailings” (minus 3/8 inch oxidized tailings leached during Anaconda’s operation) to some heap leach pads (“HLP's”) as well as trucking oxidized ore from the MacArthur Deposit located approximately five miles north of the Yerington Pit site. Arimetco produced some 95 million pounds of copper from 1989 to 1999 before declaring bankruptcy due to low copper prices and abandoning the property.

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

In order to establish SPS’s position and rights, the acquisition by SPS of the Arimetco properties required a series of rigorous environmental, legal, and technical due diligence studies. The Chambers Group Inc. and Golder Associates Inc. completed a Phase 1 Environmental Site Assessment Report to allow SPS to establish liability protection as a BFPP. Prior to closing on the property, SPS received letters from the NDEP, BLM and the USEPA indicating the post-closing requirements then applicable to the Yerington Pit site for SPS to maintain its defense to liability as a BFPP regarding the activities of the former mine owners and operators.

In September 2012, SPS entered into a voluntary agreement with the EPA to participate in upgrading the system which manages fluids from the historic mining operation at the Yerington Pit site (the “EPA Agreement”). In exchange for SPS's participation in this work, the Company obtained a site-wide 'Covenant Not to Sue' for the contamination left at the site by former owners and operators of the historic mine operations.

The agreement provides for immediate environmental improvements to the site and allows SPS to continue exploration at the site while working cooperatively with the EPA, the NDEP and the community. The EPA Agreement's 'Covenant Not to Sue' strengthens SPS's 'Bona Fide Prospective Purchaser Defense' against liability resulting from the contamination at the site prior to SPS's purchase.

The first phase of the fluid management project was completed in Q4 of 2012. The Company co-funded the repairs to the on-site fluid management system (“FMS”) by the EPA as well as the relining of one of the system ponds. During Phase 2 of the project, the Company completed a study of the FMS to determine what additional repairs or other modifications are necessary to ensure that the system is capable of handling the fluids from the former mine operations for a period of five years. The study was completed by the Company’s contractor in June 2013. EPA decided not to implement the five-year capacity alternative recommended in the Study. Rather, EPA decided to build now ponds to address the FMS capacity issues. The Company decided not to fund construction of the additional ponds. Rather, the Company agreed to provide property at the site to construct the new ponds.

In September 2014, SPS submitted to EPA a Final Report that documented the work SPS performed under the EPA Agreement. SPS incurred costs of $93,254 during calendar year 2014 which included the final payment to the EPA for the Work to Be Performed and Payment of Response Costs as defined in the EPA Agreement. On January 7, 2015, the EPA issued a Notice of Completion to SPS confirming that the obligations of the Work to Be Performed and the Payment of Response Costs sections of the EPA Agreement had been met. With the issuance of the Notice of Completion, SPS believes it does not have further obligations under the Agreement, except for those as a landowner and as a BFPP.

In December 2015, the EPA sent a request to the Nevada Governor seeking the State’s support for listing the Anaconda-Yerington Mine Site on the EPA National Priorities List or “NPL”. EPA is considering an NPL listing at this time as a mechanism to provide federal funds for remediation of contamination of the site left by the former owners Arimetco. This portion of the Site is referred to as Operable Unit 8 (OU8) and is an unfunded liability due to Arimetco’s bankruptcy. The Governor has responded to the EPA noting that the State will not object to the initiation of the listing process.

SPS has the ‘Covenant Not to Sue’ with the EPA, and believes it qualifies for the ‘Bona Fide Prospective Purchaser Defense’ to CERCLA liability. The existing contamination at the site, other than that for which EPA seeks the listing is the responsibility of the Atlantic Richfield Company which has been working with EPA to study the contamination, design remedial activities and implement remediation at the Site.

SPS’s current work program at the Bear Deposit is not affected by the recent EPA letter to the Governor, nor his reply. SPS does not believe at this time that an NPL listing precludes advancing mineral exploration and development at the Site.

Geology and Mineralization

The Yerington Pit property includes both the Yerington deposit (the “Yerington Deposit”) and a portion of the Bear Deposit which represent two of three known porphyry copper deposits in the Yerington copper district. The porphyry systems are hosted in middle Jurassic intrusive rocks of the Yerington Batholith. Unless noted otherwise, the following discussions refer to the Yerington Deposit.

Mineralized porphyry dikes associated with three phases of intrusive activity related to the Yerington Batholith form an elongate body of mineralization that extends 6,600 feet along a strike of N118ºE. The mineralization has an average width of 2,000 feet and has been defined by drilling to an average depth of 250 feet below the Yerington Pit bottom at the 3,800-ft elevation. Because of the economic constraints of low copper prices at the time, many of the 792 historic Anaconda drill holes used in the SPS study were stopped in mineralization and very few were drilled below the 3,400-ft level where the porphyry system remains nearly unexplored.

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

Exploration and Drilling Results

Exploration work on the Yerington Pit project commenced with a technical review of all available historical information relating to mineralization in and around the Yerington Pit. A huge inventory of Anaconda data was available at the Anaconda Collection – American Heritage Center, University of Wyoming at Laramie. Approximately 10,000 pages of drill hole records from the library were scanned. The records included drill hole lithology, assays, and/or survey coordinates for almost 800 drill holes. Although some holes contained only lithologic or assay summary information, 892 holes contained adequate detailed assay, hole location and orientation information to be used in a resource estimation. Core from historical drilling left on site by Anaconda was photographed, described and selected intervals from 45 Anaconda core holes were shipped to Skyline Labs for re-assay.

Information obtained from the review of historical information was used to guide a two-pronged program of drilling during the last half of 2011. A total of 21,887 feet were drilled in 42 holes. The core holes and four RC holes were drilled to twin Anaconda core holes, while the remaining RC holes were targeted for expansion of mineralization laterally and below historic drill intercepts along the perimeter of the Yerington Pit to support a NI 43-101 compliant resource estimate and technical report.

The data review and drilling results of the 2011 program clearly indicated that mineralization at Yerington is open to depth and along strike. Many of the historic holes in the pit were stopped in mineralization. Drill hole intercepts along the western edge of the pit are some of the best in the SPS database. Twin hole SP-04, drilled by SPS at the northwest end of the pit, intercepted 524.5 feet averaging 0.35%TCu starting at a depth of 228 feet including 88 feet of 0.69%TCu at a depth of 265 feet. Exploration hole SP-36, located along south central margin of the pit intercepted 95 feet averaging 0.28% TCu at a depth of 230 feet. Details of the 2011 drilling program are in the NI 43-101 compliant technical report for the Yerington Pit project completed by Tetra Tech in February 2012 (the “Yerington Technical Report”).

A drilling program to sample residuals (historic dumps and tailings) at the Yerington Pit site was completed in September 2012. A total of 9,585 feet of sonic drilling in 95 holes have provided material for the characterization of the vat leach tails, heap leach pads, and the W-3 sub-grade waste dump. Selected samples were sent to Metcon Labs in Tucson, Arizona for metallurgical testing. These residuals have been historically estimated to total 124 million tons of mineralized material. The residuals are referenced in the MacArthur Deposit PEA and the Yerington Technical Report, as “mineralized material” and therefore are neither an NI 43-101 compliant resource nor a historical resource. Additional details regarding the residuals are described in the Yerington Technical Report. The residuals are not included in the resource estimate at the Yerington Pit site or in the MacArthur Deposit PEA or resource estimate at the MacArthur Deposit site.

Sampling, Analysis and Security of Samples

Tetra Tech’s review of sample preparation, handling, analyses, and security procedures for the Yerington drilling and sampling program has determined that the Company’s current practices meet NI 43-101 and CIM defined requirements.

Samples taken during the period from 1952 to 1979, when Anaconda operated the Yerington Pit, including samples used for the determination of mine head grades, lithology, densities, and metallurgical performance were determined by Tetra Tech to be representative of the deposit. While no details are available regarding Anaconda’s exact assaying protocol and quality control during the period the Yerington Pit copper mine was operating, public records of profit and cost confirmed that the techniques and procedures implemented conformed to industry standards for that era.

SPS explored the Yerington Pit copper property with both RC and diamond core drilling methods. The drilling program was supervised in the field by the project geologist for monitoring recovery, proper sample handling and accuracy in labeling. Approximately 4,300 samples were collected during the 2011 program and shipped for sample analyses. The samples were analyzed for total copper (TCu), gold, and a 47-element trace element package. Samples representing oxide mineralization and acid soluble sulfide copper were also analyzed for acid soluble copper and for ferric sulfate soluble copper. Rock quality designations (“RQD”) and magnetic susceptibility measurements were taken on all core which was photographed following geologic logging.

The RC samples are collected in a conventional manner via a cyclone and standard wet splitter, placed in cloth bags that are pre-marked by SPS personnel at five-foot intervals and include a numbered tag inserted into a plastic bag bearing the hole number and footage interval. Collected samples, weighing approximately 15 to 20 pounds each, are wire tied and then loaded onto a ten-foot trailer with wood bed allowing initial draining and drying. Each day SPS personnel or the drillers at the end of their shift, haul the samples to SPS’s secure sample preparation warehouse in Yerington, Nevada where the samples are dried, loaded on plastic lined pallets, weighed, and trucked by Skyline personnel to Skyline’s sample preparation facility in Battle Mountain, Nevada. A chain of custody form accompanies all shipments from Yerington to Battle Mountain. Once Skyline preps each sample in its Battle Mountain facility, approximately 50-gram sample pulps are air-freighted to Skyline’s analytical laboratory in Tucson, Arizona for analyses and assay.

Samples from the core drilling program are handled in a similar manner. Core samples with a diameter of approximately 2.75 -inches (HQ) are placed in wax-impregnated, ten-foot capacity cardboard boxes and delivered to SPS’s secure sample warehouse in Yerington, Nevada by the drill crew following each 12-hour shift. The core is logged by a SPS geologist who marks appropriate sample intervals (one to nominal five feet) with colored flagging tape. Lines are marked along the length of core with red wax crayons to indicate where the core piece should be sawed. Each core box, bearing a label tag showing drill hole number, box number, and box footage interval, is then photographed. RQD, magnetic susceptibility, and recovery measurements are taken. Core is then loaded on a pallet, shrink wrapped, and secured with wire bands for trucking by Skyline personnel to Skyline’s sample preparation facility in Battle Mountain, Nevada. The core is sawed in half by Skyline personnel, one half designated for sample preparation/assay, the second half placed in its core box for return to SPS. Chain of custody procedures for core shipments picked up by Skyline at the SPS core shed follow the format for RC samples.

Drilling samples from the Yerington Pit project were analyzed by Skyline in Tucson, Arizona, which is accredited by the American Association for Laboratory Accreditation (A2LA - certificate no. 2953.01) and by ISO17025-compliant ALS Minerals Laboratories in Sparks, Nevada. SPS implements a quality assurance and quality control assay protocol whereby either one blank or one standard is inserted with every ten samples into the assay stream. Rejects from the previously analyzed samples are sent to ALS Minerals in Reno, Nevada for check assays.

Mineral Resources

Tetra Tech completed a NI 43-101 compliant independent resource estimate and technical report update for the mineralization in and around the historic Yerington Pit titled “NI 43-101 Technical Report Mineral Resource Update Yerington Copper Project Lyon County, Nevada” and dated January 3, 2014 (effective November 20, 2013), which supersedes its previous report completed in February 2012 (the “Updated Yerington Technical Report”). The Updated Yerington Technical Report is based upon an additional 232 historic Anaconda holes unavailable when the previous report was completed. The current resource now includes over 800 boreholes.

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

Using a cutoff grade of 0.12%, the Yerington Pit’s measured and indicated acid-soluble oxide/chalcocite mineralization includes a measured and indicated resource of 23.5 million tons averaging 0.25% TCu (118 million pounds of copper) and an inferred resource of 25.9 million tons of 0.23% TCu (118 million pounds of copper). Using a cutoff of 0.15% TCu, the measured and indicated primary copper resource contains 105 million tons averaging 0.30% TCu (633 million pounds of copper) and an inferred primary copper resource of 128 million tons of 0.23% TCu (600 million pounds of copper).

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

The 1979 estimate cited approximately 84% of the total contained copper (696 million pounds of copper in 97.8 million tons with an average grade of 0.356% Cu) as being within the original Anaconda pit design, suggesting that a significant portion of the Yerington Pit resource may be mined without a pushback or major changes to the upper walls of the Anaconda pit.

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

The Tetra Tech resource estimate is included with a description of the project history, geology, mineralization, sampling procedures, and laboratory Quality Assurance/Quality Control procedures. The Updated Yerington Technical Report is available at www.sedar.com. The Qualified Person for the Yerington Pit project resource estimate and the Updated Yerington Technical Report is Rex Clair Bryan, Ph.D., Sr. Geostatistician for Tetra Tech.

Future Work Plans

Quaterra believes the Yerington Pit project has potential for significant additional copper resources. Historic and current drilling data indicate that horizontal and vertical limits to the mineralization at the Yerington Pit have not yet been found. Additional exploration and in-fill drilling is planned to both expand and upgrade the current NI 43-101 compliant copper resources of the project.

Bear Deposit

A portion of the Bear deposit lies on the northeast portion of the Yerington Pit property that was acquired with the SPS purchase of Arimetco’s assets from bankruptcy court. In December 2013, Quaterra announced the signing of four option agreements totaling 1,305 acres of private land north and east of the Yerington Pit site that covers additional portions of the Bear Deposit. In May 2015, the Company entered into an option agreement to acquire a fifth property covering approximately 1,050 acres of additional private land covering a portion of the Bear Deposit. Under the terms of the five option agreements, Quaterra (now SPS) has an exclusive right to acquire these properties with all mineral rights and certain water rights, and to explore these parcels.

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

Historical information compiled for the Bear Deposit includes 126,400 feet of drilling in 49 drill holes that define a mineralized system covering an area of at least two square miles. The portion controlled by Anaconda in the 1960s covered approximately 25% of this area and includes an estimated 500 million tons of mineralized material averaging 0.40% copper (Dilles and Proffett, 1995). The Bear Deposit tonnage and grade estimate is historic in nature. A qualified person has not done sufficient work to classify this historic estimate as a current mineral resource and Quaterra does not treat it as such. In order to do so, this estimate will have to be confirmed by additional drilling.

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

The Bear Deposit is a high priority because of its very large size, historic drilling and potential for higher grades than district averages. Molybdenum could also represent a by-product credit. Exploration to expand and upgrade the historic Bear Desposit resource into a compliant NI 43-101 resource is a high priority.

Acquisition costs incurred by the Company for the Bear Deposit to December 31, 2015 were $1,177,869 (2014 - $427,752) and exploration expenditures were $2,617,697 (2014 - $15,402) for a total of $3,795,566 (2014 - $443,155) before the Option Agreement funding received from Freeport Nevada. There were no acquisition or exploration expenditures at the Bear Deposit prior to 2013.

Exploration and Drilling Results

On August 13, 2015, the Company commenced a five to seven-hole exploration drilling program at the Bear Deposit funded by the Freeport Nevada Stage 2 commitment. The drilling program is designed to assess historic assay results and determine geological controls for higher-grade mineralization. A magneto telluric (MT) geophysical survey was also carried out over the Bear Deposit target area to assist in the drill site selection. Results from the drill program are being released as they become available. Assays from the three holes completed in 2015 were released sequentially on November 17, December 23, 2015 and February 8, 2016. (Please see press releases at www.quaterra.com issued on those dates for details).

Highlights from Hole B-048 include an intercept of 1,157.5 feet of 0.42% copper containing 123.6 feet of higher grade mineralization beginning at 2,588.5 feet averaging 1.07% copper, 0.03% molybdenum, 0.036ppm gold, and 0.9ppm silver.

Hole B-049, drilled vertically to a depth of 3,635 feet, intercepted 1,138 feet (407.9 meters) of 0.26% copper beginning at a depth of 1,588 feet. Higher-grade mineralization, although present, is restricted to narrow zones varying from 3.0 to 5.5 feet in width. This hole extends an already large mineralized system an additional 770 feet to the north. Hole B-050, drilled vertically to a depth of 3,838 feet, intercepted 521.9 feet (159.1 meters) of 0.36% copper beginning at a depth of 2,429.2 feet. Included within this interval is 279.3 feet (85.1 meters) of 0.44% copper starting at 2,491.4 feet. A 6.1 -foot (1.9 -meter) interval of massive pyrite-magnetite-chalcopyrite skarn starting at 2,330.5 feet averages 1.91% copper, 0.22 ppm gold and 5.7 ppm silver. Hole B-051, located 1,150 feet east of Hole B-049, is in progress.

Quality assurance and control

Core samples were either sawed or split by SPS personnel in Yerington, Nevada, and shipped to Bureau Veritas Minerals NA – Inspectorate America Corporation (“Bureau Veritas”), an ISO certified assaying/geochemistry facility, in Reno, Nevada for sample preparation. Gold analyses are assayed in Bureau Veritas’ lab in Reno using their “FA430” procedure (fire assay with atomic absorption finish) with a 5 ppb Au detection limit. Prepared pulps are shipped to Bureau Veritas’ lab in Vancouver, B.C., Canada, for analysis using their “MA 300” procedure for 35 element ICP-ES analysis. Commercially prepared standards and blanks are inserted by SPS at 50-foot intervals to insure precision of results as a quality control measure. SPS has a chain of custody program to ensure sample security during all stages of sample collection, cutting, shipping, and storage.

Nieves Silver Property, Mexico

On December 29, 2014, the Company entered into the Blackberry Agreement respecting the sale of its 50% indirect interest in the Nieves Property, to its joint-venture partner Blackberry for US$4.0 million. Under the terms of the Blackberry Agreement, the purchase price is payable in four payments of US$1 million each over 15 months, with each payment earning Blackberry an additional 12.5% interest in the project. All costs for maintaining and exploring the Nieves Property will be the sole responsibility of Blackberry, with no dilution to Quaterra, through the end of 2015 or until Blackberry completes the acquisition, whichever is earlier. Upon closing, Blackberry will become the operator of the Nieves project. In the event that Blackberry subsequently sells the project, Quaterra will receive 5% of the future net sale price. In addition, Quaterra agreed to transfer its Americas claims in Durango State, Mexico, adjacent to Hecla Mining’s San Sebastian project, to Blackberry. The Blackberry Agreement was subsequently amended by agreements dated September 1, 2015, November 12, 2015 and February 26, 2016 to reduce the purchase price by $500,000, increase Quaterra’s portion of the future net sales price from 5% to 7.5% and to extend the final closing date to June 1, 2016.

As at December 31, 2016, the Company owned 25% of this project.

Property Description and Acquisition

The Nieves Property is located in the Francisco R. Murguía Municipality of the Zacatecas Mining District near the south-eastern boundary of the Sierra Madre Occidental Physiographic Province in central Mexico. The Property is located approximately 150 km northwest of the state capital of Zacatecas and 90 km north of the mining community of Fresnillo. The property consists of 18 concessions covering approximately 12,064.1 ha. The concessions are registered in the name Minera Cerro Gregorio, as of August 5, 2011, a Mexican company wholly owned by Quaterra. The Nieves Property was jointly owned by Quaterra (50%) and Blackberry (50%) until Blackberry Agreement concluded on December 29, 2014.

Kennecott acquired the Nieves Property on January 16th, 1995, through an option agreement with Mexican concessionaires by making specified option payments over five years, and advance minimum royalty payments. On March 13th, 1998, Kennecott transferred its rights under the Nieves Property option to Western Copper Holdings Ltd. (“Western Copper”) in consideration for an uncapped 2% NSR on certain core concessions and a 1% NSR on others. Western Copper assigned its rights to the Nieves Property to Quaterra on March 26, 1999. The Nieves Property concessions are subject to a maximum 3% NSR to the original concession holders, which the Company may purchase at any time for $2 million. Kennecott’s royalties on the Nieves Property were later sold to Royal Gold Inc. on January 24, 2007.

On April 10th, 2003, Quaterra completed a limited partnership financing with Blackberry, whereby Blackberry could earn a 50% interest in the Nieves Property by funding two exploration programs of $750,000 each. The initial payment of $750,000 received in the 2003 Fiscal Year was expended on a 5,300-meter drill program on the Nieves Property. During the 2004 Fiscal Year, Blackberry elected to continue by advancing a further $750,000 towards a follow-up drill program completed in May 2005, thereby earning a 50% interest in the Nieves Property. The partners signed a joint venture agreement in 2006 and have jointly contributed to all exploration costs subsequently incurred.

There are no known significant environmental liabilities related to the current exploration of the Nieves Property. The areas of primary mineral exploration are generally flat-lying, sparsely populated with a few cultivated areas and the remaining land area used for the periodic grazing of livestock. Minimal rehabilitation measures such as stabilizing slopes and planting local flora in areas of disturbance is usually sufficient to satisfy the ecological authorities, the Instituto de Investigaciones Forestales, Agricolas y Pecuarias, a government office based in Calera, Zacatecas.

There is little to no surface water for exploration or mining activities but an abundance of ground water exists and the ownership of mineral rights generally allows access to ground water as needed. There are no significant factors or risks that may affect access, title, or the right or ability to perform work on the property. Exploration drilling has been conducted under a permit issued by the Secretaria de Medio Ambiente y Recursos Naturales. The permit expired on October 15, 2012, but may be renewed by application.

Since inception to December 31, 2015, the Company had incurred $636,181 (2014 - $634,181) for acquisition costs and $1,751,669 (net of impairment) (2014 - $1,730,946) for exploration expenditures giving a total of $2,387,850 before recovery (2014 - $2,365,127) for its 25% interest in the Nieves Property as of December 31, 2015.

Location, Access and Infrastructure

Exploration activities are coordinated from the small town of Nieves (now re-named Francisco R. Murguia) where an office and a house is maintained. Subsequent to the of Quaterra’s 50% share of the Nieves Property to Blackberry as detailed above, Blackberry is responsible for all costs of the office and exploration activities, and is operator of the Nieves Property project. The town of Nieves is accessed via a 17-kilometer paved road from Highway 49. The nearest major population and service centre to Nieves is the mining town of Fresnillo located 90 km to the south. Fresnillo has a population of approximately 75,000 and services the Fresnillo Mine operated by Peñoles. Fresnillo offers a professional work force experienced in mining and related activities in addition to most other supplies and services. International airports are located within approximately a three hour drive of the property in the city of Zacatecas to the south, and in Torreõn (Coahuila State) to the north. Road access is excellent with the main paved highway to Nieves running along the northern portion of the property. A network of dirt roads and trails provide access to the historical mining operations and extend southward to all areas of the property. Drill and access roads can be built easily as most of the Nieves Property is flat-lying with only a few dry creek beds.

The Nieves Property lies within the Mexican Altiplano or Mesa Central region. This region is flanked to the west by the Sierra Madre Occidental and to the east by the Sierra Madre Oriental mountain ranges. The Altiplano is dominated by broad alluvium filled plains between rolling to rugged mountain ranges and hills reaching up to 3,000m above mean sea level and average elevations in valleys of approximately 1,700m. Elevations on the Nieves Property range from 1,900m to 2,000m. The terrain is generally flat-lying with a prominent north-south trending ridge along the eastern portion of the property with moderate to vertical slopes. There is very little human habitation on the property, with only a few widely scattered farm houses, although the town of Nieves directly borders the property to the northeast.

The La Quinta field office, as well as core logging, cutting and storage facilities are located on the Nieves Property. Other infrastructure in the area includes: (1) a power line adequate to support a small mill (eg. 100 tonnes per day); (2) a spur of the main Zacatecas rail line that connects the city of Rio Grande, located 18 km to the south; and (3) operating smelters in San Luis Potosi (copper and zinc, approximately 350 km to the south) and in Torreõn, Coahuila state (Peñoles lead-zinc smelter, approximately 200 km north).

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

In the early 1990’s, a group of Mexican concessionaires assembled a land position that Kennecott optioned on January 16th, 1995. Exploration work completed by Kennecott included geologic mapping, surface sampling, geophysical surveying and RC drilling of the Gregorio North, California and Orion West veins. The drilling intersected several zones of significant silver mineralization hosted by two distinct styles of mineralization. Drill hole NV08 in the California area intercepted two separate 2m intervals of high-grade silver vein mineralization that returned assay values of 367 g/t and 795 g/t silver at depths of 108m and 116m, respectively. In contrast, drill hole NV03 intersected a large low-grade zone of silver mineralization at a depth of 180m depth that averaged 82 g/t silver over 28m. Drill hole NV03 also encountered a high-grade silver vein at 148m depth that returned 254 g/t silver over 2m. Drill hole NV06 also encountered a large zone of low-grade silver mineralization that returned 67 g/t silver over 68m.

After acquiring the Nieves Property option from Kennecott in 1998, Western Copper drilled 5 RC holes testing the California vein system. The holes were drilled in the area around hole NV08. Western Copper also twinned hole NV08 and reproduced similar assay values for the intercepts reported by Kennecott including 890 g/t silver over 1.0m in drill hole WCNV01. Holes drilled to intercept mineralization below drill hole NV08 returned assay values of 841 g/t silver over 0.45m, 109 g/t silver over 0.8m, and 1,081 g/t silver over 0.35m in drill hole WCNV04.

Systematic drilling began after Quaterra bought the Nieves Property from Western Copper in 1999. Since Kennecott imitated exploration drilling in 1995, a total of 61,608 meters have been drilled in 205 holes, all but thirteen of which were completed during the Quaterra/Blackberry earn-in and joint venture.

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

The oldest structures on the Nieves Property are the folds which affect the Mesozoic argillite beds. These structures are likely related to compression during the Laramide Orogeny in the Cretaceous. Thrust faults are also common features of structures attributed to the Laramide Orogeny and several have been suspected to occur on the Nieves Property. Post-Laramide structures affected both the Mesozoic Caracol Formation sedimentary rocks and the Tertiary volcanic and sedimentary rocks. These structures include: (1) faults that strike 330° to 000° and dip moderately northeast to east with east plunging slicken-sides; (2) faults that strike 170° to 180° and dip steeply to the west; and (3) major vein structures that strike 240° to 270° and dip 60° to 90° to the south.

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

Exploration and Drilling Results

Exploration between 2003 and 2010 by Quaterra and Blackberry included air photograph interpretation, surface sampling, geologic mapping, two geophysical surveys, six drill programs and three NI 43-101 independent technical reports, two of which include NI 43-101 compliant resource estimates, all prepared by Caracle Creek International Consulting Inc. of Toronto, Ontario (“Caracle Creek”).

In April 2011, Quaterra contracted Mira Geoscience to invert ground magnetic data from the Nieves Property. The results indicated that the geophysics model was poorly constrained due to insufficient data particularly along the western edge of the magnetic low anomaly. In December 2011, Zonge was contracted to conduct additional ground magnetometer surveying along 14 N-S lines with a spacing of 200m between lines. The survey extended the magnetic low an additional 1200 meters west for a total E-W length of 2200m.

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

The results of the program were the subject of a fourth technical report and the third NI 43-101 compliant independent resource estimate prepared for the Nieves Property by Caracle Creek titled “Nieves Project From 43-101 Technical Report Preliminary Economic Assessment Zacatecas, Mexico” and dated October 31, 2012 (the “Nieves Property PEA”). The most recent estimate, dated August 9, 2012, was incorporated into the Nieves Property PEA by M3.

During preparation of the Nieves Property PEA, Quaterra tested the strike extension of mineralization at Nieves with eight core holes totaling 3,060 meters. Hole QTA 190 was collared to test an induced polarization (IP) anomaly on the Orion vein, a two-kilometer westward extension of the Gregorio vein. The hole intersected 0.8 meters of 1,865 grams per tonne (g/t) silver (54.5 oz/ton) which is part of a larger vein interval starting at 243.6 meters averaging 341 g/t silver (10.0 oz/ton). Holes QTA 191 and QTA 192, drilled 200 meters west and east of QTA 190, intersected 0.85 meters of 289 g/t silver and 1.1 meters of 284 g/t silver respectively. The new zone is open laterally and at depth.

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

Since becoming the Nieves Property project operator, Blackberry staked an additional 1,878 hectares (7.2 square miles, title pending) on the west side of the property, completed an induced polarization survey over a new target area and core-drilled two holes which were completed in September 2015. Blackberry has informed the Company that the new drill holes did not intersect significant mineralization.

Sampling, Analysis and Security of Samples

Quaterra and Blackberry have drilled 194 holes on the Nieves Property. All but 10 holes completed by Quaterra in 1999-2000 were core holes. Major Drilling of Mexico S.A. de C.V. was the drill contractor for drill programs completed during 1999 to 2006 and B.D.W. International Drilling of Mexico S.A. de C.V. has been the drilling contractor since 2006.

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

Samples are then packaged into sealed sacks and taken by Quaterra employees to ALS Chemex laboratories in Guadalajara for preparation. No employees, officers, directors or associates of Quaterra or Blackberry are involved in the preparation of the samples.

Standard and blank samples are also included with the primary core samples for analysis. Standards are inserted directly into the sample sequence with a frequency of ~ 1 in 50. Blanks are inserted directly into the sample sequence with a frequency of ~ 1 in 25. The final prepared samples are shipped to the ALS Chemex laboratory in Vancouver, Canada for analysis. All samples were analyzed using a 41 element ICP method (ME-ICP41), in addition to analyzing gold and silver by standard fire assay (ME-GRA21). Lead and zinc values over 10,000 ppm and silver values over 100 ppm were re-assayed by atomic-absorption methods (ME-OG62). The Company is unaware of any known drilling, sampling or recovery factors that could materially impact the accuracy and reliability of the results. The Company believes the sampling procedure is appropriate for the type of mineralization being assayed such that samples are representative and there is no sampling bias.

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

Samples were analyzed using fire assay – gravimetric finish method in addition to ICP. Silver was analyzed with two methods including aqua regia digest and a combination of ICP-AES (Inductively Coupled Plasma – Atomic Emission Spectroscopy) finish and fire assay and gravimetric finish. Gold was analyzed with fire assay and gravimetric finish. The rest of the elements were analyzed with aqua regia digestion and ICP-AES finish. In the aqua regia digest and ICP-AES finish, the samples are digested in aqua regia in a graphite heating block. After cooling, the solution is diluted to 12.5 ml with de-ionized water, mixed and analyzed by ICP-AES. The results are corrected for inter-element spectral interferences. In the fire assay and gravimetric finish, the samples are decomposed with fire assay fusion, during which the sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents to produce a lead button, which is cupelled to remove the lead. The remaining gold and silver bead is separated in dilute nitric acid, annealed and weighed as gold. Silver is determined by the difference in weights.

Internal quality assurance and quality control (QA/QC) procedures such as the insertion of blanks and standards into the sample sequences were not utilized by Quaterra and Blackberry during initial phases of exploration. Routine analysis of standard reference material (standards) began in 2007 with the insertion of a commercially prepared standard. Duplicate sampling began in 2008, and continued through the 2011 drill program. Duplicate samples were packaged and shipped using the same security protocols as the primary drill core samples and submitted to Skyline in Tucson, Arizona. Skyline is ISO 17025 accredited including analyses for Au and Ag by fire assay (including gravimetric methods), which is the method of analyses used for the submitted samples.

A review of the Nieves Property data in the October 16, 2012 M3 technical report concluded that the data quality is adequate at this stage of the project and can be used in 3D modelling for the purpose of resource estimation. The quality control review indicates that there were no major problems in the core shack such as sample mix ups or contamination. The slightly high failure rate of core duplicates is probably an indication of the nature of the ore that is characterized by narrow veinlets.

The failure rates of external standard (KM2653) are high for silver, but this is due to the different analytical method and not the poor quality of the data, which is suggested by the performance of the laboratory standards. Also, silver analyzed with the ME-ICP41 method is slightly biased high and silver analyzed with the ME-GRA21 method is slightly biased low, but these biases are not always consistent with the laboratory standard, suggesting that the problem is with the external standard. In the previous phases silver was analyzed with the same methods and a commercially available certified standard (CDN-SE-1) was used and performed well for silver. Recommendations for future programs include the use of an external standard with a similar certified value as the silver grades at the Nieves Property that is certified for the same analytical method and has similar matrix.

The average gold value in phases at the Nieves Property is 0.058 g/t including all data and 0.22 g/t including only data above the detection limit. The quality of the Au assay data is considered adequate to include Au in the resource calculation at this stage of the project, especially because the grade of Au is fairly low and it is not the main commodity at Nieves. Also, Au analyzed with ICP-OES and gravimetric method is comparable. Recommendations for future programs include using fire assay and instrument finish (AAS or ICP) for Au assays and that a certified standard with a low grade value, same analytical method and similar matrix is inserted and that the frequency of the quality control samples be increased to include one standard, one blank and one core duplicate with every twenty samples.

Metallurgical Testing

Preliminary metallurgical testwork on the composite sample from the Nieves Property was completed in June 2010 by G & T Metallurgical Services Ltd. Approximately 100 kg of coarse crush material was composited from reject core material from selected intervals in 12 holes drilled through the La Quinta mineralization in 2009-2010. The sample was determined to contain ~ 79 g/t Ag (theoretical grade of 83 g/t Ag). Freibergite was the major silver phase present in the sample. Ore hardness tests indicated that the sample was moderately soft with a Bond work index of 10.8 kWh/tonne. Open circuit floatation tests showed that ~ 86% of the Ag can be recovered into a final concentrate with a grade of ~ 2.3 kg/tonnes Ag. Rougher tests suggested that Ag recovery was relatively independent of primary grind size between 67 and 104µm K80. Additional test work was recommended to investigate coarser primary grind sizes. Rougher tests also indicated that silver recovery could also be increased by using a collector such as EROPHINE 3418A which would increase the selectivity of Ag over pyrite. Open circuit cleaner tests suggest that regrinding the rougher concentrate to 20µm K80 had no significant benefit on silver metallurgy. However, increasing the pH of the cleaner circuit to 10 significantly improved the Ag grade in the final concentrate. For the purposes of the preliminary economic assessment, design parameters of 86% silver recovery with a final concentrate grade of 2,300 g/t were used.

Mineral Resource Estimate

Caracle Creek completed an updated NI 43-101 independent mineral resource estimate for the Nieves Property in June 2012. A summary of the resource estimate within the Concordia and San Gregorio vein systems using a reporting cut-off grade of 15 g/t Ag is shown below:

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

The mineral resource is based on drilling information as of June 22, 2012. The database includes collars, assays, survey and lithology information from 8 drill holes from programs of previous operators between 1995 and 1996, 10 drill holes drilled by Quaterra between 1999 and 2000, as well as 174 drill holes drilled by Quaterra and Blackberry between 2004 and 2012. The estimation used geostatistical block modeling methods constrained by a mineralised wireframe. GEMCOM’s GEMS resource modeling software V.6.3 was used to generate the block model and perform the grade estimation. Grades for Ag & Au were estimated using the inverse distance method of interpolation. The mineral resources were classified according to CIM standard guidelines and reported in accordance with NI 43-101.

The Qualified Person responsible for the updated Nieves Property resource estimate is Jason Baker, P. Eng., of Caracle Creek. Zsuzsanna Magyarosi Ph.D., also of Caracle Creek, is the Qualified Person responsible for the QA/QC evaluation. Doris M. Fox M.Sc., P. Geo,, also of Caracle Creek, is the Qualified Person responsible for the site visit and sampling procedures.

Preliminary Economic Assessment

M3 used the Caracle Creek mineral resource estimate to complete the Nieves Property PEA titled “Nieves Project Form 43-101 Technical Report Preliminary Economic Assessment Zacatecas, Mexico”. The Nieves Property PEA was amended and restated on January 7, 2014 in a document titled “Nieves Project Form 43-101 Technical Report Preliminary Economic Assessment Zacatecas, Mexico”. The study concluded that the Nieves Property has potential for development as an open pit silver mine that would produce 55.5 million ounces of silver over 10-year mine life.

A PEA should not be considered to be a pre-feasibility or feasibility study as the economics and technical viability of the Project have not been demonstrated at this time. Mineral resources that are not mineral reserves do not have demonstrated economic viability. A PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too geologically speculative at this time to have economic considerations applied to them to be categorized as Mineral Reserves. Thus, there is no certainty that the production profile concluded in the Nieves Property PEA will be realized. Actual results may vary, perhaps materially.

The Nieves Property PEA was completed while silver prices were over $30.00 per ounce. The objective was to make the proposed pit as large as possible and so a 15 g/t cut-off was used, which lowered the average grade. The Nieves Property PEA has not been updated or optimized to reflect the effects of lower silver prices on project economics.

The Nieves Property PEA set out the following key project parameters:

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

The mine plan for the Nieves Property is an open pit that straddles the Concordia vein and includes three pit phases. A 35.4 -million tonne mineralized zone would be mined at a rate of 10,000 tonnes per day resulting in a 10-year mine life and at a 5.4:1 (waste to ore) strip ratio. The pit includes 28.3 million tonnes of higher grade material averaging 65 g/t silver and 0.045 g/t gold (at a cutoff of 30.5 g/t silver); and 7.1 million tonnes of lower grade material averaging 24 g/t silver (at a cutoff of 21.3 g/t silver). The San Gregorio zone was not included in the mine plan but may become viable with additional drilling.

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

The Qualified Person for the Nieves Property PEA is Joshua Snider P.E. with M3 Engineering & Technology Corp., Tucson, Arizona. The Qualified Person for the mining portion of the Nieves Property PEA is Jeffery Choquette P.E. of Butte, Montana, and for metallurgy Thomas L. Drielick P.E. of M3.

The Nieves Property PEA emphasizes that additional exploration and drilling could both expand the current pit and upgrade the San Gregorio inferred resource which was not included in this study. The San Gregorio inferred resource includes 16.3 million ounces of silver and 48,300 ounces of gold using a cutoff of 15 grams. Vein systems to the north and south of the pit also have potential for additional resources.

Herbert Gold Project, Alaska

The Herbert gold project (the “Herbert Gold Project”) is an early stage, partially drill-tested, high-grade, gold mineralized mesothermal quartz vein system in the historic Juneau Gold Belt of southeast Alaska. The project consists of 91 unpatented lode claims located 30 kilometers north of Juneau and 42 kilometers south of Coeur Alaska's Kensington gold mine. The property covers at least six parallel vein structures exposed at the toe of a retreating glacier.

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

Quaterra (35%) and Grande Portage Resources Ltd. (“Grand Portage”) (65%) formed a joint venture for the further exploration and development of the property with each party bearing its proportionate share of costs (the “Herbert Gold JV”). Grande Portage is the operator of the Herbert Gold Project.

A total of 127 diamond drill holes and four trenches have investigated the Herbert Gold Project since its discovery in 1986. The 2012 drilling campaign was designed to upgrade the previously identified inferred resources to indicated resources and to test extensions of mineralization in the Main and Deep Trench veins as well as new targets in the Goat and Ridge veins.

The results of the 2012 drilling program were included in the database used by D.G. DuPre & Associates for an NI 43-101-compliant resource estimate released in a document titled “Technical Report on the Herbert Gold Property Juneau District, Southeast Alaska” and dated April 10, 2013 (the “Herbert Gold Technical Report”). The updated estimate contains an indicated resource of 821,100 tonnes grading 6.91 grams per tonne gold (gpt) containing 182,400 ounces of gold in the Deep Trench and Main veins. The resource was calculated using a base case cutoff of 2 gpt. The Deep Trench and five veins that have had limited drill testing contain an inferred resource of 51,600 tonnes grading 7.73 gpt gold for a total of 12,800 ounces of gold. The mineralization is open at depth and along strike.

D.R. Webb P. Geol. is the Qualified Person responsible for the reserve and resource calculations while D.G. Dupre P. Geo. is the Qualified Person responsible for all other aspects of the Herbert Gold Technical Report.

No drilling was performed during 2013. All wooden drilling platforms were dismantled and flown to an offsite location as specified in the operating permit. The third year of baseline environmental water studies was completed. Although the 2014 Operating Plan was approved by the US Forest Service on February 27, 2014, the joint venture elected not to drill due to a lack of funds. The Herbert Gold JV’s 2015 Operating Plan was approved by the US Forest Service on April 7, 2015. However, no drilling took place in 2015 because of continued depressed gold prices and lack of funds. The Company is currently in the process of monetizing non-core assets, including its 35% interest in the Herbert Gold Project, but to date no buyers have been identified. In the event that Grande Portage elects to drill before Quaterra has monetized its interest, the Company will be subject to dilution if it elects not to participate.

Acquisition costs incurred to December 31, 2015, were $153,425 (2014 -$141,313) and exploration expenditures were $1,374,146 (2014 - $1,374,146) for a total of $1,527,571 (2014 - $1,515,459) for its 35% interest in the Herbert Gold Project.

ITEM 4A.            UNRESOLVED STAFF COMMENTS

None.

ITEM 5.               OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information in this section is presented in accordance with International Financial Reporting Standards, (“IFRS”) as issued by International Accounting Standards Board. The following is a discussion of our financial condition and results of operations for the fiscal years ended December 31 and should be read in conjunction with our consolidated financial statements included in Item 17 of this annual report.

Critical Accounting Estimates

The accounting estimates believed to require the most difficult, subjective or complex judgments, and which are the most critical to our reporting of results of operations and financial position, are as follows:

Resource estimates

The Company relies on appropriately qualified persons to estimate mineral resources. The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data. Changes in the indicated and inferred mineral resources estimates may impact the carrying value of the mineral properties.

Impairment of mineral properties

The assessment of the impairment indicators involves the application of a number of significant judgments and estimates to certain variables including metal price trends, plans for properties, and the results of exploration and evaluation to date.

Share-based payments and fair value of derivative liabilities

The Company follows accounting guidelines in determining the fair value of share-based compensations. The computed amount is not based on historical costs, but is derived based on subjective assumptions input into a pricing model.

Fair value of derivative liabilities that are not traded in an active market is determined by using a valuation technique. Management makes estimates and utilizes assumptions in determining the fair value for share-based payments, warrants and the (gain) loss on the revaluation of the derivative liability in determining inputs to be used for the Black-Scholes option pricing model.

Deferred tax assets

The assessment of availability of future taxable profits involves judgment. A deferred tax asset is recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized.

Recoverability of amounts receivable

The assessment of recoverability of amounts receivable involves judgment. Amounts receivable are recognized to the extent that it is probable that the amounts will be received by the Company.

The critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are related to the economic recoverability of the mineral properties, the determination of functional currency for the Company and its subsidiaries and the assumption that the Company will continue as a going concern.

A.               Operating Results

2015 versus 2014

For the year ended December 31, 2015, the Company incurred a net loss of $3.1 million (2014 – $2.14 million). Both years are significantly affected by the non-cash fair value calculations on derivative liability in addition to the write-down and disposals of mineral properties in 2014.

The Company has continued to reduce its general administration costs where possible. During the year 2015, total G&A costs were reduced by $432,218 mainly due to the reduction in professional fees and personnel.

Professional fees decreased as a result of decreased legal fees related to the Option Agreement with Freeport Nevada during 2014. Personnel costs were lower in 2015 due to retrenchment in the Quaterra Alaska Inc. and Mexican subsidiaries. The reduction was partially offset by higher consulting costs which were incurred for corporate development and strategies implementation. Directors’ fees were reinstated starting the third quarter of 2015 at a monthly rate of CAD$3,959 for the Company’s three independent directors.

Warrants denominated in a currency other than the Company’s functional currency are deemed to be a derivative liability and must be valued at fair value on each reporting date. Any fair value changes are recorded in profit and loss. Due to the fluctuation of the Company’s share price, a $1,207,198 loss was recorded in 2015 (2014 - $597,124 gain).

The Company evaluates the carrying value of each of its assets at the end of each reporting period or upon a triggering event that may identify an impairment of a property’s value. During the year ended December 31, 2014, the Company recorded a $3 million written-down mainly related to the sale of its Nieves Property in December 2014. The Company has focused its activities on its Yerington Assets under the Option Agreement with Freeport Nevada and not impaired any mineral properties during the year 2015.

General exploration costs represent expenditures to undertake and support exploration activities on the Company’s properties, including costs incurred after impairment or costs the Company may incur prior to acquisition of a mineral property. In addition, if the expenditures are deemed not to be specifically related to individual properties or not recoverable, they are expensed as incurred.

2014 versus 2013

For the year ended December 31, 2014, the Company reported a net loss of $2,140,583 compared to a net loss of $24,826,635for prior year, the differences are mainly due to the impairments for mineral properties in the United States and central Mexico plus unrealized non cash fair value gain on derivative liabilities and gain on disposal of mineral properties. To preserve cash, the Company has reduced its general administration and corporate activities, and focused on supporting its exploration and development activities in its Nevada copper assets. Other general fluctuations are discussed below:

Exploration Costs

Exploration costs represent expenditures to undertake and support exploration activities on our properties. If they do not have characteristics of property, plant and equipment, they are expensed as incurred. Exploration costs charged to operations during 2014 were $366,030compared to $58,106for the prior year resulting from an impairment of Mexico properties in prior years resulting in current year costs being expensed.

General Administrative Expenses

General administrative expenses include overheads associated with administering the Company’s regulatory requirements and supporting the exploration activities.

•

Administration and general office decreased reflecting the amended service agreement with Manex Resources Group Inc. (“Manex”). Manex is a private company controlled by the Corporate Secretary of the Company. It provides furnished office space, selected administration, accounting, and corporate secretarial services to the Company. These services are provided in the normal course of operations for consideration established and accepted by the Company and Manex.

•	Consulting decreased due to the cancellation of the contract with Atherton Enterprises and the direct employment of Scott Hean, our CFO, instead of as a consultant.
•	Directors’ fees have been suspended since January 1, 2013. By resolution, the board agreed in May 2013 to forego fee accruals until further notice.
•	Investor relations and communications increased primarily to our contract use of our former VP of Investor Relations.
•	Personnel costs increased due the hiring of Scott Hean as the CFO from the contract basis in December of 2013.
•	Professional fees increased reflecting the increased legal fees for the Arizona uranium property sale, Nieves Property sale, Non-core asset sale, and the Freeport Nevada Option agreement.
•

In June 2014, the Company issued 2,880,000 stock options at an exercise price of CAD$0.10 for five years. In December 2014, the Company issued 1,000,000 stock options at an exercise price of CAD$0.05 for five years. In September 2013, the Company granted 3,955,000 stock options at an exercise price of CAD$0.16 for five years. The fair value as calculated by the Black Scholes model, of the Company’s stock options has decreased in line with a reduction on the Company’s share price.

Other and Non-Cash Items

•

Foreign exchange: The Company recognized a foreign exchange loss due to the strengthening of the US dollar over the year in 2014. Volatility in the foreign exchange rate could continue to result in significant foreign exchange gains or losses. The Company does not hedge its exposure to changes in the value of the Canadian dollar.

•

Fair value gain on derivative liability: Warrants denominated in a currency other than the Company’s functional currency are deemed to be a derivative and valued at fair value. On each reporting date, the derivative liability is adjusted for fair value changes with the difference being recorded in profit and loss. Due to the decline in the Company’s share price and also through the passage of time, the Company realized a non-cash gain of $597,124 in 2014 compared to $2,036,493in 2013 subsequent to the initial fair value recognition.

•

Gain (loss) on sale of mineral property: On October 3, 2014, the Company sold three properties to FMMP for $5,000,000. At the date of disposal the total capitalized exploration expenditures for these three properties were $1,193,417 which was written off resulting in a gain on disposal of $2,917,162. On September 19, 2013, the Company sold three properties in central Mexico to Goldcorp for $375,000 plus applicable taxes. In July 2013, the Company received an additional $1,000,000 from FMMP as a contingent bonus from the sale of Butte Valley.

•

General exploration costs: These costs represent expenditures to undertake and support exploration activities on the Company’s properties, including costs incurred prior to the Company obtaining the rights to the mineral properties. In addition, if the expenditures are deemed not to be specifically related to individual properties or not recoverable, they are expensed as incurred.

•

Impairments: due to the current market condition, the Company has entered into an agreement to sell or has abandoned inactive non-core mineral properties so as to focus its effort and resources in its copper properties in the Yerington District. As a result, $3,022,543 impairments were recorded in the year ended December 31, 2014. Comparatively, $22,582,486 impairments were recorded in the year ended December 31, 2013. In 2014, management assessed the Company’s ability to continue exploration activities on all of its mineral properties and made a decision to focus exploration efforts only on certain key properties and allow other claims to lapse. Accordingly, the following mineral properties were impaired to net loss during 2014:

(i) Other US properties – $549,219
(ii) Nieves – $2,509,860.
•

Interest income (expenses): interest earned varies based on the timing, type and amount of equity placements and resultant fluctuations in cash. The interest expense in 2013 was related to the unsecured loans from the Company’s Chairman. As of December 31, 2013, $600,000 remained unpaid. On March 18, 2014, the loans were converted to a demand basis with a 40-day notice period.

B.        Liquidity and Capital Reserves

To date, Quaterra has been dependent on equity, joint venture partners’ contributions and proceeds from disposal of certain mineral properties for funding. As of March 24, 2016, cash on hand was $5.2 million and the Company had working capital of $4.9 million.

During the year ended December 31, 2015, the Company received the proceeds, and in 2016 expects to receive the proceeds, set forth in the following table:

Transactions	From	Received in 2015	To be received in 2016(1)
Option Agreement, Stage 2 commenced in June 2015	Freeport-McMoRan Nevada LLC	$4.575 million	$2.575 million
Non-core asset sale closed in October 2014	Freeport-McMoRan Mineral Properties Inc.	$2.0 million	$2.0 million
Nieves silver sale closed in December 2014	Blackberry Ventures I, LLC	$1.5 million	$1.0 million
Total		$8.075 million	$5.575 million

(1) Assumes receipt of payments due under Stage 2 of the Option Agreement, non-core asset sale agreement, and the Nieves Property silver sale agreement as amended.

The funds received under the Option Agreement have been primarily used in the Bear Deposit drilling program, Yerington Assets mineral rights acquisitions and claim maintenance, and general administrative support.

Funds received from FMMP and Blackberry have been used in working capital for the corporate activities and expenses.

With the cash on hand, anticipated funding commitment from Freeport Nevada, and the proceeds from the sale of non-core assets, the Company believes it has sufficient cash to maintain its operations in the next 12 months.

The Company has a $500,000 convertible note due on January 2, 2017. The outstanding principal may be converted by the note holder at rate of CAD$0.10 per share at any time until maturity. The Company borrowed $500,000 from Freeport Nevada bearing an interest rate of 5%. In the event Freeport Nevada terminates the Option Agreement, the $500,000 along with interest is due 180 days after such a termination notice from Freeport Nevada.

Accounts payable and other accrued liabilities were incurred at market rates with arm’s length third party suppliers, primarily for goods and services related to the Company’s exploration of its Yerington Assets, and also for professional fees and other overhead expenses incurred in the normal course of operations. The Company is not aware of any contingencies as at December 31, 2015.

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

E.        Off- Balance Sheet Arrangements

None.

F.        Tabular Disclosure of Contractual Obligations

The following table outlines our contractual and optional obligations at December 31, 2015 and the period such payments are due by:

	Total	1 Year	2–3 Years	4–5 Years	>5 Years
Mineral properties (a)	$5,808,274	$1,470,258	$2,288,016	$2,005,000	$45,000
Office lease (b)	115,607	69,364	46,243	–	–
Loan payable (C)	500,000	500,000	–	–	–
Convertibel notes (d)	500,000	–	500,000	–	–
	$6,923,881	$2,039,622	$2,834,259	$2,005,000	$45,000

(a)	We are required to make option payments and other expenditure commitments to maintain control of these properties.
(b)

Manex is a private company controlled by the Corporate Secretary of the Company. It provides furnished office space, selected administration, and corporate secretarial services to the Company. These services are provided in the normal course of operations for consideration established and accepted by the Company and Manex. On February 9, 2012, the Company renewed its service agreement with Manex at a current monthly rate of CAD$8,000 for office space plus CAD$5,000 of corporate services till August 31, 2017. The Company may terminate the services portion of the agreement upon 30 days’ notice, and the office lease portion of the agreement by paying Manex the lesser of CAD$96,000 or a total fee owing for the remainder of the lease term (through August 31, 2017). As of December 31, 2015, the Company had a total of CAD$160,000 in commitments related to its Vancouver office premises.

(c)

The Company borrowed $500,000 loan from Freeport Nevada bearing an interest rate of 5% on May 8, 2015. In the event Freeport Nevada terminates the Option Agreement, the $500,000 along with interest is due 180 days after such a termination notice from Freeport Nevada.

(d)

The Company has a $500,000 convertible notes due January 2, 2017. The outstanding principal may be converted by the note holders at rate of CAD$0.10 per share at any time until maturity. The Company may redeem the principal amount of the convertible notes outstanding by paying to the holders the principal amount together with interest in cash at the rate of 15% per annum calculated to the date of such redemption.

G.        Safe Harbour

The safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, shall apply to forward-looking information provided pursuant to this Item 5.F. Please see “Cautionary Statement Regarding Forward-Looking Information” at the outset of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.        Directors and senior management

The following tables and biographies set forth information about our directors and executive officers:

Name	Age	Positions Held	Period as Director or Officer	Jurisdiction of Residence

Thomas C. Patton	72	Director & Chairman President & Chief Executive Officer	Since 1998	Washington, U.S.A.
Lei Wang	48	Chief Financial Officer	Since 2016	British Columbia, Canada
Lawrence Page, Q.C	76	Corporate Secretary	Since 1995	British Columbia, Canada
John Kerr	75	Director	Since 1993	British Columbia, Canada
LeRoy Wilkes	73	Director	Since 2006	Colorado, U.S.

Terrence Eyton	69	Director	Since 2015	British Columbia, Canada

Dr. Thomas Patton, Director, Chairman, President & Chief Executive Officer

Dr. Patton graduated from the University of Washington in 1971 (Ph.D.) and has worked with both junior and senior mining companies. He served as the President and Chief Operating Officer for Western Silver Corporation (“Western Silver”) from January 1998 to May 2006. Among his accomplishments at Western Silver were the discovery and delineation of the world-class Peñasquito silver-gold-lead zinc deposit in Zacatecas, Mexico, and the subsequent sale of the company to Glamis Gold Ltd. Prior to joining Western Silver, Dr. Patton held senior positions with Rio Tinto PLC and Kennecott Corporation, where he served as Senior Vice President, Exploration and Business Development. Dr. Patton is a member of the Society of Economic Geologists and the American Institute of Mining & Metallurgical Engineers.

Lei Wang, Chief Financial Officer

Ms. Wang, CPA, CGA, has worked in the mineral resource sector for more than 20 years, and has experience in financial reporting, regulatory compliance, internal control and corporate finance activities. She is currently CFO of Pacific Ridge Exploration Ltd., and GoviEx Uranium Inc. Prior to coming to Canada, Ms. Wang worked at Schlumberger in Aberdeen, Scotland, and Glencore International in Beijing, China. Ms. Wang holds a Bachelor of Science in Engineering from Qingdao University, China.

Lawrence Page, Q.C., Corporate Secretary

Lawrence Page, Q.C. obtained his law degree from the University of British Columbia in 1964 and was called to the Bar of British Columbia in 1965. He has been admitted to the Bar of Ontario for the purpose of acting as counsel in specified litigation. Mr. Page was awarded the distinction of Queen’s Counsel in 1988. Mr. Page practices on his own in Vancouver in the areas of natural resource law and corporate and securities law. He is the principal of Manex Resource Group, which provides administrative, financial, corporate and geological services to a number of public companies in the mineral resource sector, including Quaterra. Mr. Page also serves as a director of the following public companies: Valterra Resource Corporation, Southern Silver Exploration Corp., Bravada Gold Corporation and Homestake Resource Corporation.

John R Kerr, Director

John R. Kerr graduated from the University of British Columbia in 1964 with a Bachelor of Applied Science (B.ASc) degree in Geological Engineering. He has participated in the mining industry continuously since graduation as an exploration geologist. Mr. Kerr has gained experience in recognition and identification of mineral potential in a diversified field of geological environments. Mr. Kerr also serves as director of Bravada Gold Corporation. He currently operates a geological consulting practice out of Vancouver, B.C., with projects located in all areas of North America.

LeRoy Wilkes, Director

LeRoy Wilkes was President of Washington Group International’s mining business unit where he was responsible for the operating and financial performance of the unit’s international operations in the coal, metals and industrial minerals markets. He has 38 years of mining experience in the precious metals, coal industrial metals, and base metals mining and processing. Prior to joining the Washington Group International, Mr. Wilkes served as executive vice-president and chief operating officer of Santa Fe Pacific Gold Corporation of Albuquerque, New Mexico from 1988 to 1995. Mr. Wilkes also previously served as executive vice-president of Washington Corporation of Missoula, Montana, responsible for merger and acquisition activities. He earlier served as vice-president and general manager of Kennecott Ridgeway Mining Company of Ridgeway, South Carolina, and director of business development of Anaconda Minerals Co. of Denver, Colorado. He has held management and supervisory positions at surface and underground mines producing molybdenum, copper, limestone, lead silver and zinc. Mr. Wilkes has a degree in mining engineering from the Montana School of Mines. Mr. Wilkes also serves as a director and chairman of the Board of Sabina Gold & Silver Corp.

Terrence (Terry) Eyton, FCA, ICD.D, Director

Mr. Eyton graduated from Lakehead University in 1967 in Business Administration. He obtained his Chartered Accountant designation in 1971 and was elected to Fellowship of the Institute of Chartered Accountants in 1983. He completed the Institute of Corporate Directors program in 2008 and obtained the designation of ICD.D.

Mr. Eyton practiced the profession of accounting in both public practice and corporate entities. Currently Mr. Eyton is a Director and Chair of the Audit Committee for Quaterra Resources Inc. Mr. Eyton has also served as a director and chair of audit committees for other reporting issuers including, Sabina Gold and Silver Corp; Southern Silver Exploration Corp; Homestake Resource Corp; Bravada Gold Corp and Potash North Resource Corp.

Mr. Eyton is currently retired from active employment.

B.        Compensation

Executive Officers

            The following table sets forth the compensation paid to executive officers for the fiscal year ended December 31, 2015.

Name	Salary ($)	Bonus ($)	Securities Under Options Granted (#)	Share- Based Payment Under Options ($)(4)	All other Compensa tion	Total ($)
Thomas C. Patton(1) President & CEO	150,000	nil	400,000	$31,867	nil	181,867
Scott Hean (2) Chief Financial Officer	117,519	nil	200,000	$15,934	nil	133,452
Steve Dischler(3) Former President and Chief Executive Officer	237,180	nil	400,000	$39,096	nil	276,276

(1)	Mr. Patton received a salary payment of $150,000 per year, and has assumed role of President and CEO of the Company in September 2015.
(2)	Mr. Hean resigned as Chief Financial Officer effective December 31, 2015.
(3)

Mr. Dischler resigned as President and CEO effective October 31, 2015. Mr. Dischler received a payment $28,846 for accrued vacation paid as part of his separation. Share-based payment under options for Mr. Dischler reflected the 300,000 options vested during 2014 as part of Mr. Dischler’s appointment to President and CEO in September 2013.

(4)

The assumptions used to calculate share-based payment for July 2015 options were risk-free interest rate 0.80%, expected share price volatility 113,90%, expected option life 5 years, forfeiture rate 0%, and expected dividend yield 0%.

(5)

We granted stock options on July 16, 2015 under our Incentive Stock Option Plan at an exercise price of $0.13 per share for a five year term to the executive officers named above in the following amounts: Thomas C. Patton was granted 400,000 options; Steven Dischler was granted 400,000 options and Scott Hean was granted 200,000 options.

Board of Directors

The Company reinstated from July 2015the Directors’ annual fees to non-executive directors as follows:

Independent Directors	CAD$10,000

Chairman of the Audit Committee	CAD$7,500

Chairman of any other committee	CAD$5,000

The following table sets forth the compensation paid to directors for the fiscal year ended December 31, 2015.

Name	Fees ($)	Bonus ($)	Securities Under Options Granted (#)	Share-Based Payment Under Options ($)	All other Compensation	Total ($)
John Kerr SHSE Chair	5,679	nil	200,000	$15,934	nil	$21,613
Terry Eyton Audit Chair	6,626	nil	300,000	$23,900	nil	$30,526
Roy Wilkes CGNC Chair	5,679	nil	200,000	$15,934	nil	$21,613

The Company granted stock options on December 31, 2014, March 26, 2015 and July 16, 2015 under our Incentive Stock Option Plan at exercise prices of CAD$0.05 and CAD$0.13 per share for a five year term to certain directors in the following amounts: John Kerr received 200,000 options; Tom Patton received 800,000 options, LeRoy Wilkes received 200,000 options and Terry Eyton received 300,000 options.

C.        Board Practices

Term of Office

Our directors are elected annually at our annual general meeting and each officer holds such office for one year, until the next annual general meeting of shareholders, or until replaced by his or her successor.

Employment and Service Contracts

During the most recently completed financial year, four of our executive officers had service contracts in place which provide for benefits upon termination of employment.

Thomas Patton: In January, 2016 Mr. Patton entered into an employment agreement with the Company and its subsidiary, Quaterra Alaska Inc. for a period of five years, which replaced a prior employment agreement dated January 2015. Under the employment agreement, Mr. Patton is entitled to receive an annual base salary of US$150,000. Upon the expiration of one year following the date of the employment agreement and each year thereafter, the Company will review Mr. Patton’s salary with a view to its increase, giving consideration to the Company’s financial position and the scope of its activities. Mr. Patton may be eligible to participate in future stock option grants. The Company may terminate the employment of Mr. Patton only for breach of the employment agreement or for cause. Mr. Patton is entitled to two months’ notice of such discharge. If Mr. Patton becomes disabled and unable to perform his regular duties, he shall be entitled to receive his full salary for two months. Upon a change of control, as defined in the employment agreement, Mr. Patton has the right to terminate the employment agreement and receive an amount of money equal to the amount that would have been paid to him during the unexpired term of the Agreement.

Lawrence Page: On July 15, 2011, Mr. Page, Q.C. entered into a consulting agreement with the Company for a period of five years, whereby Mr. Page provides corporate secretarial services to the Company and is entitled to receive an annual fee of CAD$50,000. Mr. Page may be eligible to participate in future stock option grants. Upon a change of control, as defined in the agreement, Mr. Page has the right to terminate the agreement and receive an amount of money equal to his annual salary for two (2) years, that amount being CAD$100,000. Mr. Page resigned as a director on July 31, 2013 but continues to serve the Company as Corporate Secretary.

Steven Dischler: On January 1, 2015 Mr. Dischler entered into an amended employment agreement with the Company that amended his previous agreement dated October 24, 2011. The amended agreement extends through until October 24, 2016 and amends his position from Vice President, General Manager, Yerington Project to President and CEO of the Company. Pursuant to the agreement, Mr. Dischler earned an annual salary of $250,000, was entitled to participate in future stock option grants, and may only have his employment terminated by the Company for breach of the employment agreement or for cause. Upon a change of control, as defined in the employment agreement, Mr. Dischler had the right to terminate the employment agreement and receive an amount of money equal to his annual salary for two (2) years, that amount being $500,000. Mr. Dischler resigned his positions with the Company on September 2, 2015.

Scott Hean: Mr. Hean became a full time employee of the Company on December 1, 2013. Mr. Hean and his wholly-owned company re-entered into an employment agreement with the Company effective January 1, 2015 for a term of one year. Pursuant to the agreement, Mr. Hean earned an annual salary of CAD$150,000, was entitled to participate in future stock option grants, and may only have his employment terminated by the Company in the event of default. Upon a change of control, as defined in the agreement, Mr. Hean had the right to terminate the services agreement and receive an amount of money equal to his annual salary for two (2) years, that amount being CAD$300,000. Mr. Hean resigned from his position on December 31, 2015.

Committees

Our Board of Directors has established an Audit Committee and a Corporate, Governance, Nomination and Compensation Committee.

Audit Committee –The Company’s Board of Directors has a separately-designated standing audit committee (the “Audit Committee”) established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. The members of the Audit Committee are Terrence Eyton, John Kerr and LeRoy Wilkes. The Company’s Board of Directors has determined that each of Messrs. Eyton, Kerr and Wilkes are independent (as provided for under Rule 10A-3 of the Securities Exchange Act of 1934, as amended) and are financially literate. The Audit Committee is responsible for assisting directors to meet their responsibilities, providing better communication between directors and external auditors, enhancing the independence of the external auditor, increasing the credibility and objectivity of financial reports, and strengthening the role of the directors, facilitating in-depth discussions among directors, management, and the external auditor. The Audit Committee meets at least four times during a year. A copy of the Audit Committee Charter is available through our website at www.quaterraresources.com.

Corporate Governance, Nomination and Compensation Committee – The members of the Corporate Governance Nomination Compensation Committee (the “CGNCC”) are LeRoy Wilkes, Terrence Eyton and John Kerr all of whom are independent. The Board of Directors has determined that the composition of the CGNCC ensures an objective process for determining compensation of executive officers. The CGNCC meets regularly and considers matters of governance and compensation. The CGNCC may seek the advice of third party independent consultants as may be required in particular circumstances and submits reports to the full Board of Directors on a regular basis.

D.        EMPLOYEES

     During the fiscal years ended December 31, 2015, 2014, 2013 and 2012, we had direct employees as outlined below.

Company	2015	2014	2013	2012
Quaterra Resources Inc.	2	2	4	4
Quaterra Alaska Inc./Singatse Peak Services LLC	5	6	9	10
Minera Agua Tierra S.A. de C.V.	Nil	Nil	Nil	Nil
Quaterra International Limited	Nil	Nil	Nil	Nil
Total	7	8	13	14

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

We grant stock options to directors, officers, employees and consultants who provide services to us, including our subsidiaries, pursuant to our Incentive Stock Option Plan. The purpose of the Incentive Stock Option Plan is to provide increased incentive to contribute to our future success and prosperity, thus enhancing the value of our shares for the benefit of all the shareholders and increasing our ability to attract and retain skilled and motivated individuals in the service of us. Our Incentive Stock Option Plan is a “rolling” plan through which the maximum number of issuable shares underlying options is equal to 10% of our outstanding shares. As of December 31, 2015, there were 15,400,000 options outstanding under the Incentive Stock Option Plan.

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

As of December 31, 2015, approximately 56% of our common shares were held in Canada and approximately 43.9% of our common shares were held in the U.S., with the balance held in various other countries.

There are no arrangements known to us that may, at a subsequent date, result in a change in control.

B.        Related Party Transactions

During fiscal 2014, the Company paid legal fees of $7,873 to a law firm of which Lawrence Page, our Corporate Secretary, is the principal. There were no fees paid in 2015.

Additionally, the Company amended the service agreement (the “Manex Agreement”) with related party Manex Resource Group (“Manex”). These services are provided in the normal course of operations for consideration established and accepted by the Company and Manex. On February 9, 2012, the Company renewed the Manex Agreement with Manex at agreed market rates for a five-year term expiring August 31, 2017. The Manex Agreement amended further on September 1, 2013, March 1, 2014 and January 1, 2015 to reduce the fee for services to a monthly rate of CAD$5,000 with the monthly office lease remaining at CAD$8,000. The Company may terminate the services portion of the Manex Agreement upon 30 day notice without penalty, and the office lease portion of the Manex Agreement by paying Manex the lesser of CAD$96,000 or a total fee owing for the remainder of the lease term (through August 31, 2017). During the year ended December 31, 2015 the Company paid $130,705 to Manex. Manex is located at the same address as the Company at Suite 1100, 1199 West Hastings Street, Vancouver, British Columbia, V6E 3T5. We believe the terms of the Manex Agreement are similar to that which would be obtainable from an unrelated party.

On March 28, June 5 and July 4 of 2013, the Company borrowed a total of US$800,000 unsecured loans at an interest rate of 10% per annum from our Chairman of the board, Dr. Thomas Patton. As of December 31, 2013, US$200,000 was repaid and the balance of US$600,000 was amended on March 18, 2014 to a demand basis with a 40-day notice period. On December 29, 2014, the Company repaid the balance of the Chairman’s loan and related interest.

C.        Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

Financial Statements

The consolidated statements of financial position of Quaterra Resources Inc. as of December 31, 2015 and 2014 and January 1, 2014 and the consolidated statements of comprehensive loss, changes in equity and cash flows of Quaterra Resources Inc. for the years ended December 31, 2015, 2014 and 2013, as well as the auditors’ report thereon, are presented at Item 17 of this annual report.

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

Significant Changes

Except as otherwise disclosed in this annual report, including under Item 5. “Operating and Financial Review and Prospects”, there has been no significant change in our financial position since December 31, 2015.

ITEM 9. THE OFFER AND LISTING

A.        Offer and listing details

Our common shares have traded on the TSX Venture Exchange since November 14, 1997 under the symbol “QTA”. Our common shares also have traded on the NYSE MKT (previously known as the NYSE AMEX) from March 4, 2008 until February 6, 2014 under the symbol “QMM”. On February 7, 2014, our shares began trading on the OTCQX under the symbol “QTRRF”.

The following table set forth the price history of our common shares for the periods indicated.

	TSX Venture Exchange (C$)		NYSE MKT (US$)		OTCQX (US$)
Annual Periods	High	Low	High	Low	High	Low
Fiscal Year Ended December 31, 2015	0.145	0.035	-	-	0.10	0.03
Fiscal Year Ended December 31, 2014	0.11	0.035	-	-	0.089	0.03
Fiscal Year Ended December 31, 2013	0.36	0.065	0.37	0.07	-	-
Fiscal Year Ended December 31, 2012	0.74	0.32	0.71	0.32	-	-
Fiscal Year Ended December 31, 2011	2.08	0.54	2.21	0.50	-	-
Fiscal Year Ended December 31, 2010	2.50	1.05	2.42	1.01	-	-

Fiscal Year Ended December 31, 2015
First Quarter	0.05	0.035	-	-	0.05	0.03
Second Quarter	0.115	0.035	-	-	0.10	0.03

Third Quarter	0.145	0.065	-	-	0.10	0.04
Fourth Quarter	0.095	0.065	-	-	0.08	0.04
			-	-
Quarterly Periods
Fiscal Year Ended December 31, 2014
First Quarter	0.10	0.06	-	-	0.085	0.035
Second Quarter	0.095	0.055	-	-	0.089	0.041
Third Quarter	0.06	0.04	-	-	0.079	0.03
Fourth Quarter	0.06	0.035	-	-	0.055	0.029

Fiscal Year Ended December 31, 2013
First Quarter	0.36	0.20	0.37	0.19	-	-
Second Quarter	0.23	0.09	0.22	0.09	-	-
Third Quarter	0.17	0.09	0.17	0.09	-	-
Fourth Quarter	0.15	0.065	0.15	0.07	-	-

Monthly Periods

February 2016	0.06	0.055	-	-	0.04	0.04
January 2016	0.07	0.06	-	-	0.05	0.04
December 2015	0.085	0.075	-	-	0.06	0.05
November 2015	0.08	0.075	-	-	0.07	0.06
October 2015	0.08	0.08	-	-	0.07	0.07
September 2015	0.08	0.07	-	-	0.06	0.05

B.        Plan of Distribution

Not applicable.

C.        Markets

See subsection 9.A. “Offer and Listing Details” above.

D.        Selling Shareholders

Not applicable.

E.        Dilution

Not applicable.

F.        Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.        Share Capital

Not applicable.

B.        Memorandum and Articles of Association

Incorporation

We are governed by notice of articles dated September 14, 2015 and articles of association dated June 13, 2005, as amended on December 11, 2007 (the “Articles”). Our Articles are on file with the Office of the British Columbia Registrar of Companies under Certificate of Incorporation No. BC0446713. Under the provisions of the Business Corporations Act (BC), we have the capacity and the rights, powers, and privileges of an individual of full capacity. There are no restrictions in our Articles on the business that we can carry on or the powers we can exercise.

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

C.        Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4. – “Information on the Company” or elsewhere in this annual report.

D.        Exchange Controls

There currently are no laws, decrees, regulations, or other legislation in Canada that restrict the export or import of capital, or impose foreign exchange controls or affect the remittance of interest, dividends, or other payments to non-resident holders of our common shares, other than the withholding tax requirements described under Subsection E – “Taxation” below. Canada has no system of exchange controls.

There are no limitations imposed by Canadian laws or our Articles on the right of non-resident to hold our common shares, other than as provided by the Investment Canada Act, as amended (the “Act”), as amended by the North American Free Trade Agreement Implementation Act (Canada), and the World Trade Organization (WTO) Agreement Implementation Act. The Act requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control of a Canadian business”, all as defined in the Act. Generally, the threshold for review will be higher in monetary terms for a member of the WTO or NAFTA.

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

U.S. Holders

As used herein, a U.S. Holder includes a holder of common shares who is a citizen or resident of the United States, a corporation (or an entity which has elected to be treated as a corporation under Treasury Regulations created or organized in or under the laws of the United States or of any political subdivision thereof, any estate other than a foreign estate (as defined in the Code) or, a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

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

Currency risk

Foreign currency risk is the risk that the fair value of financial instruments of future cash flows will fluctuate as a result of changes in foreigner change rates. The Company operates in Canada and the United States and is therefore exposed to foreign exchange currency risk arising from transactions denominated in Canadian dollars. Based on the table below , a 10% change in the exchange rate between the Canadian and U.S. Dollars would not have material effect on the Company’s operations.

The following table sets forth, for the periods indicated, the high and low exchange rates based on the noon buying rate in Canadian dollars. Such rates are the number of Canadian dollars per one (1) U.S. dollar quoted by the Bank of Canada:

	High	Low
December 2015	$1.3990	$1.3360
November 2015	$1.3360	$1.3095
October 2015	$1.3242	$1.2904
September 2015	$1.3413	$1.3147

Exchange rate information (from U.S.$ to Canadian $), based on the closing rates, as at each of the years ended December 31, 2014 and 2015 is set out in the table below:

	Year Ended December 31
	2014	2015
Rate at end of Period Low High	$1.1601 $1.0639 $1.1656	$1.3840 $1.1728 $1.3990

Interest rate risk

The Company’s cash and cash equivalents are held in bank accounts that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value as of December 31, 2015. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

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

ITEM 15.      CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the fiscal year covered by this report. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2015, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) as such term is defined in Rule 13a-15(f) or Rule 15d-15(f) promulgated under the Exchange Act. Management (under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer) assessed the effectiveness of our ICFR as of December 31, 2014, using the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO 2013 framework). Based on this assessment, our management concluded that our ICFR were effective as of December 31, 2015.

This annual report does not include an attestation report of our registered public accounting firm regarding our ICFR. Our management's report was not subject to attestation by our registered independent public accounting firm because we are not an accelerated filer or large accelerated filer and exempt as an Emerging Growth Company.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the fiscal year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.    Audit Committee financial expert

Our Board of Directors has determined that Terrance Eyton is an “audit committee financial expert”, as defined in Item 16A(b) of Form 20-F, serving on the Audit Committee of the Company as within the criteria prescribed under SEC..

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

Item 16C.    Principal Accountant Fees and Services

The following table shows the aggregate fees billed to us by our principal accountant Smythe LLP, Chartered Professional Accountants, in each of the last two fiscal years.

CAD$	Year ended December 31,
	2015	2014
Audit Fees	$49,500	$65,330
Audit-Related Fees	$14,500	Nil
Tax Fees	$2,500	$2,500
All Other Fees	-	-

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

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.    Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.    Corporate Governance

Not applicable.

Item 16H.    Mine Safety Disclosure

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (The “Dodd-Frank Act”), issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities. During the fiscal year ended December 31, 2015, the Company had no such specified health and safety violations, orders or citations, related assessments or legal actions, mining-related fatalities, or similar events in relation to the Company’s United States operations requiring disclosure pursuant to Section 1503(a) of the Dodd-Frank Act.

PART III

ITEM 17.      FINANCIAL STATEMENTS

ITEM 18.      FINANCIAL STATEMENTS

Not applicable.

ITEM 19.      EXHIBITS

The following documents are filed as exhibits to this annual report on Form 20-F:

Exhibit
Number	Description of Exhibit

1	Articles of Quaterra Resources Inc., dated December 13, 2007 (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form 8-A (0-55319) filed February 5, 2014).

2	Shareholder Rights Plan, dated June 12, 2013 (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form 8-A (0-55319) filed February 5, 2014).

4	Amended and Restated Service Agreement between Manex Resource Group and Quaterra Resources Inc. dated as of February 9, 2012 as amended September 1, 2013 and March 1, 2014.

8	List of Subsidiaries

12.1	Certification of the principal executive officer filed pursuant to Section 302 of the Sarbanes- Oxley Act of 2002

12.2	Certification of the principal financial officer filed pursuant to Section 302 of the Sarbanes- Oxley Act of 2002

13.1	Certification of the principal executive officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the principal financial officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUATERRA RESOURCES INC.

Dated: March 31, 2016	By:	/s/ Lei Wang
Lei Wang
Chief Financial Officer

(An Exploration Stage Company)

Audited Consolidated Financial Statements

December 31, 2015

(Expressed in U.S. Dollars)

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

Smythe LLP, an independent registered public accounting firm, appointed by the shareholders, has audited the Company’s consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and has expressed its opinion in the independent auditors’ report.

“Thomas C. Patton” (signed)	“Lei Wang” (signed)

Thomas C. Patton	Lei Wang
President and Chief Executive Officer	Chief Financial Officer

March 24, 2016
Vancouver, British Columbia, Canada

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF QUATERRA RESOURCES INC.

We have audited the accompanying consolidated financial statements of Quaterra Resources Inc., which comprise the consolidated statements of financial position as at December 31, 2015, December 31, 2014 and January 1, 2014, and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended December 31, 2015, 2014 and 2013, and a summary of significant accounting policies and other explanatory information.

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

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Quaterra Resources Inc. as at December 31, 2015, December 31, 2014 and January 1, 2014, and its financial performance and its cash flows for the years ended December 31, 2015, 2014 and 2013 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Chartered Professional Accountants

Vancouver, Canada
March 24, 2016

Quaterra Resources Inc.
Consolidated Statements of Financial Position
(Expressed in U.S. Dollars)

	Note	December 31, 2015	December 31, 2014	January 1, 2014
Assets			(Restated - Note 2(b))	(Restated - Note 2(b))
Current assets:
Cash and cash equivalents		$4,522,123	$1,482,469	$770,409
Amounts due from exploration partner		47,856	25,273	42,617
Taxes and other receivables		4,907	4,239	5,780
Amount due from Freeport Nevada LLC	5(c)	1,935,212	1,984,654	-
Prepaid and deposits		80,728	65,917	73,491
		6,590,826	3,562,552	892,297
Non-current assets:
Marketable securities		-	-	3,590
Amount due from Freeport Nevada LLC	5(c)	-	1,850,650	-
Equipment	4	14,278	65,923	129,547
Mineral properties	5	30,300,010	32,296,322	38,651,358
Reclamation bonds		52,152	61,701	156,833
		30,366,440	34,274,596	38,941,328
Total Assets		$36,957,266	$37,837,148	$39,833,625

Liabilities
Current liabilities:
Accounts payable and accrued liabilities		$525,563	$325,309	$465,774
Due to related parties		-	2,839	593,606
Convertible notes	7	379,277	-	-
Loan payable	6	515,137	-	-
		1,419,977	328,148	1,059,380
Non-current liabilities:
Convertible notes	7	-	389,215	-
Derivative liability - warrants	8	1,391,956	1,292,652	1,026,722
		1,391,956	1,681,867	1,026,722
Total Liabilities		2,811,933	2,010,015	2,086,102
Shareholders' Equity
Share capital		100,050,761	100,050,761	100,050,761
Share-based payment reserve		18,424,303	17,002,242	16,782,049
Deficit		(84,329,731)	(81,225,870)	(79,085,287)
		34,145,333	35,827,133	37,747,523
Total Liabilities and Shareholders' Equity		$36,957,266	$37,837,148	$39,833,625

(See the accompanying notes to consolidated financial statements)

Approved on behalf of the Board of Directors on March 24, 2016:

“Thomas Patton” (signed)	“Terry Eyton” (signed)
Director	Director

Quaterra Resources Inc.
Consolidated Statements of Comprehensive Loss
(Expressed in U.S. Dollars)

		Years Ended December 31,
	Note	2015	2014	2013
		(Restated - Note 2(b))		(Restated - Note 2(b))
General administrative expenses
Administration and general office expense		$273,704	$315,729	$566,652
Consulting		159,825	33,784	222,569
Depreciation		9,529	29,689	64,184
Directors' fees		17,985	-	-
Investor relations and communications		72,329	77,790	34,306
Personnel costs		701,737	908,364	694,751
Professional fees		274,875	570,372	554,154
Share-based payments	9	208,450	220,193	396,270
Transfer agent and regulatory fees		63,014	96,472	90,318
Travel and promotion		78,286	39,559	69,366
		(1,859,734)	(2,291,952)	(2,692,570)

Exploration partner fees		25,000	19,649	22,780
Fair value gain (loss) on derivative liability	8	(1,207,198)	597,124	2,036,493
Foreign exchange gain (loss)		70,587	182,449	(6,777)
General exploration costs		(18,089)	(366,030)	(58,106)
Impairment of marketable securities		-	(3,590)	(7,035)
Impairment of mineral properties	5	-	(3,022,543)	(22,582,486)
Gain (loss) on disposal of equipment		(42,116)	6,972	-
Gain (loss) on disposal of mineral properties		-	2,853,832	(1,495,318)
Interest expense and other		(72,311)	(116,494)	-
Write-off of tax taxes receivable		-	-	(43,616)
		(1,244,127)	151,369	(22,134,065)

Net loss for the year		$(3,103,861)	$(2,140,583)	$(24,826,635)
Unrealized loss on marketable securities		-	-	(7,035)
Transfer on impairment of marketable securities		-	-	7,035
Comprehensive loss for the year		$(3,103,861)	$(2,140,583)	$(24,826,635)

Loss per share - basic and diluted		$(0.02)	$(0.01)	$(0.14)
Weighted average number of common shares outstanding		193,479,416	193,479,416	172,117,694

(See the accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
Consolidated Statements of Cash Flows
(Expressed in U.S. Dollars)

	Years Ended December 31,
	2015	2014	2013
		(Restated - Note 2(b))	(Restated - Note 2(b))
Operating activities
Net loss for the year	$(3,103,861)	$(2,140,583)	$(24,826,635)
Items not involving cash:
Depreciation	9,529	29,689	64,184
Fair value (gain) loss on derivative liability	1,207,198	(597,124)	(2,036,493)
(Gain) loss on sale of mineral property	-	(2,853,832)	1,495,318
Interest expenses	82,990	64,759	43,831
Share-based payments	208,450	220,193	396,270
Impairments of mineral properties	-	3,022,543	22,582,486
Impairment of marketable securities	-	3,590	7,035
Write-off of taxes and other receivables	-	2,204	-
Disposal of equipment	42,116	(6,972)	-
	(1,553,578)	(2,255,533)	(2,274,004)
Changes in non-cash working capital
Taxes and other receivables	(668)	1,541	20,318
Prepaid and deposits	(14,811)	7,574	185,226
Accounts payable and accrued liabilities	(194,512)	(66,631)	40,532
Due to related parties	(2,839)	2,839	(23,252)
Cash used in operating activities	(1,766,408)	(2,310,210)	(2,051,180)
Financing activities
Shares and warrants issued for cash, net of issue costs	-	-	2,588,631
Other payable	-	459,481	-
Loan payable	500,000	(549,775)	549,775
Cash provided by financing activities	500,000	(90,294)	3,138,406
Investing activities
Expenditures on mineral properties	(3,683,923)	(1,673,038)	(3,623,413)
Due from exploration partners	(22,583)	17,344	486,132
Mineral property option payment	4,575,000	2,382,332	-
Proceeds from disposal of equipment	-	34,471	-
Reclamation bonds	9,329	77,903	-
Proceeds from sale of mineral property	3,500,000	2,390,870	1,283,725
Cash provided by (used) in investing activities	4,377,823	3,229,882	(1,853,556)
Effect of foreign exchange on cash	(71,761)	(117,318)	(10,130)
Increase (decrease) in cash and cash equivalents during the year	3,039,654	712,060	(776,460)
Cash and cash equivalents, beginning of year	1,482,469	770,409	1,546,869

Cash and cash equivalents, end of year	$4,522,123	$1,482,469	$770,409

Supplemental cash flow information (Note 12)

(See the accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
Consolidated Statements of Changes in Equity
(Expressed in U.S. Dollars)

	Common Shares		Share-based payment	Accumulated other
	Shares	Amount	reserve	comprehensive loss	Deficit	Total
Balance, December 31, 2012	162,990,836	$99,776,122	$16,385,779	$-	$(54,258,652)	$61,903,249

Common shares issued for cash, net of issue costs	29,810,000	2,588,630				2,588,630

Common shares issued for mineral properties	678,580	81,843				81,843

Derivative liability - warrants		(2,395,834)				(2,395,834)

Share-based payments			396,270			396,270

Unrealized loss on available-for-sale marketable securities				(7,035)		(7,035)

Impairment of available-for-sale marketable securities				7,035		7,035

Net loss for the year					(24,826,635)	(24,826,635)

Balance, December 31, 2013	193,479,416	100,050,761	16,782,049	-	(79,085,287)	37,747,523

Share-based payments			220,193			220,193

Net loss for the year					(2,140,583)	(2,140,583)

Balance, December 31, 2014	193,479,416	100,050,761	17,002,242	-	(81,225,870)	35,827,133

Share-based payments			208,450			208,450

Derivative liability - warrants			1,213,611			1,213,611

Net loss for the year					(3,103,861)	(3,103,861)

Balance, December 31, 2015	193,479,416	$100,050,761	$18,424,303	$-	$(84,329,731)	$34,145,333

(See the accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2015, 2014 and 2013
(Expressed in U.S. Dollars)

1.	Nature and Continuance of Operations

Quaterra Resources Inc. (“Quaterra” or the “Company”) was incorporated in British Columbia, Canada under the Business Corporations Act (British Columbia) on May 11, 1993. The Company’s common shares are listed on the TSX Venture Exchange (“TSX-V”) and OTCQX Markets. The principal address of the Company is Suite 1100 – 1199 West Hastings Street, Vancouver, BC, Canada, V6E 3T5.

The Company is a copper exploration company working on mineral properties it has acquired by way of option agreements and claim staking in the United States and Mexico. Currently the Company is focusing its effort on the Bear Property located in Lynn County, Nevada, United States.

On June 16, 2014, the Company announced a Membership Interest Option Agreement (the “Option Agreement”) with Freeport-McMoran Nevada LLC (“Freeport Nevada”), whereby Freeport Nevada could earn up to a 75% interest in the Company’s wholly owned subsidiary Singatse Peak Services LLC (“Singatse Peak”) for $138.6 million in spending through completing a feasibility study.

On June 15, 2015, the Company announced that Freeport Nevada elected to continue its Option Agreement and committed $7.15 million towards a 12-month drilling program (Note 5).

The Company defers all acquisition, exploration and evaluation costs related to the properties on which it is conducting exploration. The underlying value and the recoverability of the amounts recorded as mineral properties is entirely dependent upon the existence of economically recoverable mineral reserves and the ability of the Company to obtain the necessary funding to complete the exploration activities of its mineral properties, or upon the Company’s ability to dispose of its interests on a profitable basis. The carrying value of the Company’s mineral properties does not reflect current or future values.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts on the consolidated statements of financial position. The Company believes that based on its current working capital and committed funding from Freeport Nevada, it could sustain its operations and maintain its minimum obligations, including general corporation activities for the next 12 months.

2.	Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, effective December 31, 2015. The principal accounting policies applied in the preparation of these consolidated financial statements are set out below and have been applied consistently to all the years presented, unless otherwise stated.

a)	Basis of presentation and consolidation

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as available-for-sale and derivative financial liability, which are stated at their fair values.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2015, 2014 and 2013
(Expressed in U.S. Dollars)

These consolidated financial statements incorporate the financial statements of the Company and its subsidiaries, which are controlled by the Company:

			Percentage of ownership
			at December 31,
Name of subsidiary	Principal activity	Place of incorporation	2015	2014
Quaterra Alaska Inc.	Exploration	United States	100%	100%
Singatse Peak Services LLC	Exploration	United States	100%	100%
Quaterra International Limited	Holding company	British Virgin Islands	100%	100%
QTA International Nieves Limited	Holding company	British Virgin Islands	100%	100%
Minera Stockwork de Plata, S A de C.V.	Holding company	Mexico	100%	100%
Minera Agua Tierra S.A. de C.V.	Exploration	Mexico	100%	100%

Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. All material intercompany transactions, balances and expenses are eliminated on consolidation.

b)	Translation of foreign currencies

Items included in the consolidated financial statements of the Company and each of its subsidiaries are measured in each entity’s functional currency in which the primary economic environment the entity operates.

Change in functional currency and presentation currency

Further to the Option Agreement entered in June 2014 with Freeport Nevada, and the sale of the Company’s interest in Mexico Nieves property in December 2014 (Note 5), the Company changed the functional and presentation currency of its Canadian parent and all subsidiaries from Canadian dollars (“CAD”) to U.S. dollars (“USD”) effective January 1, 2015. The change is to better reflect the Company’s business activities based on the fact that a significant majority of its cash flows were denominated in USD.

In making this change to the USD currency, the Company followed the guidance in IAS 21, The Effects of Changes in Foreign Exchange Rates and has applied the functional currency change prospectively and presentation currency change retrospectively.

For the functional currency change, all assets, liabilities, issued capital and other components of equity were translated into USD at the exchange rate on the effective date. Comparative figures have been translated using the exchange rate effective at the date of change in functional currency.

In addition to the comparative financial statements, the Company has presented a third consolidated statement of financial position as at January 1, 2014 as required by IFRS for a change in accounting policy. Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of transactions. Monetary assets and liabilities are translated at exchange rates prevailing at each reporting date. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. Non-monetary assets and liabilities that are stated at fair value are translated using the historical rate on the date that the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than the Company’s functional currency are recognized in net loss.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2015, 2014 and 2013
(Expressed in U.S. Dollars)

c)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank deposits and highly liquid investments with a maturity of three months or less.

d)	Equipment

Equipment is stated at cost less accumulated depreciation and impairment losses. Cost comprises expenditures that are directly attributable to the acquisition of the asset. Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount of the equipment, and are recognized in net loss.

Depreciation is calculated over the estimated useful life of the assets using the declining-balance method at an annual rate of 30% for vehicles and field equipment, and up to 75% for computer equipment.

e)	Mineral properties

The Company is in the advanced exploration stage with respect to its investment in mineral properties, and accordingly, follows the practice of capitalizing all costs relating to the acquisition of, exploration for and evaluation of mineral claims. Such costs include, but are not exclusive to, geological and geophysical studies, exploratory drilling and sampling. Capitalization of costs commences once the Company has obtained legal rights to explore a specific area. The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment. An impairment charge relating to a mineral property is subsequently reversed when new exploration results or actual or potential proceeds on sale result in a revised estimate of the recoverable amount but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized.

Proceeds from the sale of properties or cash proceeds received from farm-out agreements are recorded as a reduction of the related mineral interest, with any excess proceeds accounted for in net loss.

f)	Convertible notes

The Company’s convertible notes are split into their corresponding debt and equity components at the date of issue. The debt component is classified as a liability and recorded at the present value of the Company’s obligation to make future principal and interest payments. The equity component represents the value of the conversion right and attached warrants and is determined using the residual value approach.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2015, 2014 and 2013
(Expressed in U.S. Dollars)

g)	Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. The proceeds from the issuance of units are allocated between common shares and share purchase warrants on a residual value basis, wherein the fair value of the common shares is based on the market value on the date of announcement of the placement and the balance, if any, is allocated to the attached warrants. Share issuance costs are netted against share proceeds.

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

i)	Financial instruments

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

The Company’s warrants that have an exercise price denominated in a currency other than the Company’s functional currency are treated as derivative liabilities, and accordingly, recorded in the Company’s consolidated statements of financial position at fair value calculated using the Black-Scholes option pricing model. Changes in fair values are recorded in profit or loss.

j)	Earnings (loss) per share

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
For the Years Ended December 31, 2015, 2014 and 2013
(Expressed in U.S. Dollars)

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

l)	Measurement uncertainties and estimates

(i)	Resource estimates

The Company relies on appropriately qualified persons to estimate mineral resources. The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data. Changes in the indicated and inferred mineral resources estimates may impact the carrying value of the mineral properties.

(ii)	Impairment of mineral properties

The assessment of the impairment indicators involves the application of a number of significant judgments and estimates to certain variables, including metal price trends, plans for properties and the results of exploration and evaluation to date.

(iii)	Share-based payments and fair value of derivative liabilities

The Company follows accounting guidelines in determining the fair value of share-based compensations. The computed amount is not based on historical costs, but is derived based on subjective assumptions input into a pricing model.

Fair value of derivative liabilities that are not traded in an active market is determined by using a valuation technique. Management makes estimates and utilizes assumptions in determining the fair value for share-based payments, warrants and the (gain) loss on the revaluation of the derivative liability in determining inputs to be used for the Black-Scholes option pricing model.

(iv)	Deferred tax assets

The assessment of availability of future taxable profits involves judgment. A deferred tax asset is recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized.

(v)	Recoverability of amounts receivable

The assessment of recoverability of amounts receivable involves judgment. Amounts receivable are recognized to the extent that it is probable that the amounts will be received by the Company.

m)	Accounting judgments

The critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are related to the economic recoverability of the mineral properties, the determination of functional currency for the Company and its subsidiaries and the assumption that the Company will continue as a going concern.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2015, 2014 and 2013
(Expressed in U.S. Dollars)

3.	Recent and Future Accounting Changes

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has neither completed its assessment of the impact nor early adopted the new and amended standards on its consolidated financial statements.

IFRS 9 Financial Instruments

IFRS 9 replaces the current standard, IAS 39 Financial Instruments: Recognition and Measurement. The new standard replaces the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value. The new standard is effective for annual periods beginning on or after January 1, 2018, with an early adoption permitted.

IFRS 15 Revenue from Contracts with Customers

The new standard provides a comprehensive revenue recognition model for all contracts with customers and requires management to exercise judgment and make estimates that affect revenue recognition. IFRS 15 is effective for annual reporting periods beginning after January 1, 2018.

IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures

The amendments to IFRS 10 Consolidated Financial Statements (IFRS 10) and IAS 28 Investments in Associates and Joint Ventures (IAS 28) deal with situations where there is a sale or contribution of assets between an investor and its associate or joint venture. Specifically, the amendments state that gains or losses resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an associate or a joint venture that is accounted for using the equity method, are recognized in the parent's profit or loss only to the extent of the unrelated investors' interests in that associate or joint venture. The effective date of these amendments have been deferred indefinitely. The adoption of these amendments is not expected to have an impact on the Company’s consolidated financial statements.

IFRS 16 Leases

IFRS 16 specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17 Leases.

The standard was issued in January 2016 and is effective for annual periods beginning on or after January 1, 2019.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2015, 2014 and 2013
(Expressed in U.S. Dollars)

4.	Equipment

The Company holds the following equipment at December 31, 2015, 2014 and 2013:

	Computer Equipment	Field Equipment	Vehicles	Total

Cost
Balance, December 31, 2013	$127,529	$150,651	$423,248	$701,428
Disposal during the year	-	-	(79,693)	(79,693)
Balance, December 31, 2014	127,529	150,651	343,555	621,735
Disposal during the year	(59,310)	(55,387)	(227,153)	(341,850)
Balance, December 31, 2015	68,219	95,264	116,402	279,885

Accumulated depreciation
Balance, December 31, 2013	125,823	117,957	328,101	571,881
Depreciation for the year	1,706	9,808	18,175	29,689
Disposal of fixed asset	-	-	(45,758)	(45,758)
Balance, December 31, 2014	127,529	127,765	300,518	555,812
Depreciation for the year	-	4,002	5,527	9,529
Disposal during the year	(59,310)	(43,225)	(197,199)	(299,734)
Balance, December 31, 2015	68,219	88,542	108,846	265,607

Carrying value
At December 31, 2013	1,706	32,694	95,147	129,547
At December 31, 2014	-	22,886	43,037	65,923
. At December 31, 2015	$-	$6,722	$7,556	$14,278

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2015, 2014 and 2013
(Expressed in U.S. Dollars)

5.	Mineral Properties

The Company is in the business of exploring and developing its copper assets in the state of Nevada. Exploration programs are carried out through the Company’s management expertise and the use of consultants and contractors. Continuation of these programs is dependent on the drilling results, the continuing participation of Freeport Nevada, or the Company’s ability to raise funds.

Total mineral property acquisition and exploration costs for the year ended December 31, 2015 and 2014 were as follows:

	United States					Mexico
	MacArthur	Yerington	Bear	Herbert	Other	Nieves	Total
Mineral Properties	Copper	Copper	Copper	Gold	Properties
Acquisition
Balance, December 31, 2014	$3,132,901	$3,361,701	$427,752	$141,313	$456,897	$634,181	$8,154,745
Additions	368,164	202,986	750,117	12,112	131,317	2,000	1,466,696
Balance, December 31, 2015	3,501,065	3,564,687	1,177,869	153,425	588,214	636,181	9,621,441

Exploration
Balance, December 31, 2014	16,945,752	6,339,702	15,403	1,374,146	105,994	1,730,946	26,511,943
Geological	59	11,775	672,104	-	-	20,723	704,661
Geophysical	-	-	50,900	-	-	-	50,900
Geochemical	-	-	61,204	-	-	-	61,204
Drilling	(40,500)	641	1,494,804	-	-	-	1,454,945
Technical Studies	-	1,228	146,342	-	-	-	147,570
Other	1,760	14,012	176,940	-	-	-	192,712
Additions (recovery)	(38,681)	27,656	2,602,294	-	-	20,723	2,611,992
Balance, December 31, 2015	16,907,071	6,367,358	2,617,697	1,374,146	105,994	1,751,669	29,123,935
Recovery from sales of properties and advances for exploration	(2,076,188)	(847,930)	(4,021,248)	-	-	(1,500,000)	(8,445,366)
Total acquisition and exploration Balance, December 31, 2015	$18,331,948	$9,084,115	$(225,682)	$1,527,571	$694,208	$887,850	$30,300,010

(1) During the year, the Company reclassified it's Nieves property as held for sale as proceeds from the sale are expected to be received within the next 6 months.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2015, 2014 and 2013
(Expressed in U.S. Dollars)

	United States					Mexico
	MacArthur	Yerington	Bear	Herbert	Other	Nieves	Total
Mineral Properties	Copper	Copper	Copper	Gold	Properties
Acquisition
Balance, December 31, 2013	$2,897,490	$2,901,978	$293,467	$129,755	$2,184,789	$1,511,445	$9,918,924
Additions	235,411	459,723	134,285	11,558	75,068	101,055	1,017,100
Recovery	-	-	-	-	(430,750)	(978,319)	(1,409,069)
Disposal	-	-	-	-	(1,059,968)	-	(1,059,968)
Impairments	-	-	-	-	(312,242)	-	(312,242)
Balance, December 31, 2014	3,132,901	3,361,701	427,752	141,313	456,897	634,181	8,154,745

Exploration
Balance, December 31, 2013	16,800,522	6,071,783	10,653	1,361,137	342,971	4,145,368	28,732,434
Geological	133,931	163,414	4,750	678	-	67,081	369,854
Geophysical	2,852	-	-	-	-	-	2,852
Technical Studies	8,396	18,770	-	-	-	-	27,166
Other	51	85,735	-	12,331	-	28,357	126,474
Additions	145,230	267,919	4,750	13,009	-	95,438	526,346
Impairments	-	-	-	-	(236,977)	(2,509,860)	(2,746,837)
Balance, December 31, 2014	16,945,752	6,339,702	15,403	1,374,146	105,994	1,730,946	26,511,943
Recovery from sales of properties	(1,708,023)	(617,288)	(45,055)	-	-	-	(2,370,366)
Total acquisition and exploration Balance, December 31, 2014	$18,370,630	$9,084,115	$398,100	$1,515,459	$562,891	$2,365,127	$32,296,322

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2015, 2014 and 2013
(Expressed in U.S. Dollars)

a)	Yerington Assets

On June 13, 2014, the Company entered into the Option Agreement with Freeport-McMoRan Nevada LLC, which sets out terms for exploration of the Company’s copper properties in Yerington district, Nevada, including MacArthur, Yerington, Bear and Wassuk, collectively the “Yerington Assets”. All Yerington Assets are held 100% under Singatse Peak.

Pursuant to the terms of the Option Agreement, amended on May 8, 2015, Freeport Nevada has the right to earn an initial interest of 55% in Singatse Peak by funding a total of $40.75 million over three stages in four years (“Option Period”) starting June 2014. Freeport Nevada can earn an additioanl 20% interest by funding Singatse Peak to complete a feasibility study or through a sole fuding of $97.85 million, whichever comes first. Freeport Nevada can choose to fund with Quaterra on the basis of 55% and 45%, respectively. Alternatively, Freeport Nevada could earn a further 5% for up to an additional $50 million in Singatse Peak after completing the $97.85 million sole funding.

The funds received during the Option Period were used for Yerington Assets land, water and mineral rights maintainance, compliance with environmental law, exploration drilling program and general administration expenditures. Details and status of the Option Agreement as of December 31, 2015 are listed below:

Three-Stages	Option Period	Funding Obligation	Funds Received
Stage 1 - completed	12 months	$2.5 million	$2.5 million
Stage 2 - committed	12 months	$7.15 million	$4.575 million
Stage 3 - optional	24 months	$31.1 million	$Nil

During the first 12 months (“Stage 1”), all Yeringon Assets were transferred to Singatse Peak from Quaterra Alaska Inc. in August 2014. On June 13, 2015, Freeport Nevada elected to extend the Option Period for an additional 12 months (“Stage 2”) immediately following the expiration of the Stage 1 period.

By June 13, 2016, Freeport Nevada will decide if a further 24 months extension (“Stage 3”) of the Option Agreement will be made or not. If Freeport Nevada terminates the Option Agreement during the Option Period, the Yerington Assets will be retrurned to the Company in which Freeport would have not earned any interest.

The Company has proratably decreased the carrying value of the Yerington Assets for the $2.5 million received in Stage 1 corresponding to total amounts invested in the properties at the time of receipt of each payment. Funding received for Stage 2 has been mainly  spent in a drilling program at its Bear property started in August 2015.

At any time when the Company and Freeport Nevada are proportionally funding their share of costs, and before an affirmative decision to begin production, a non-funding party will suffer ordinary dilution. Should either party’s interest fall below 10%, it will be converted into a 1% net smelter royalty (“NSR”) royalty. After a production decision, a non-funding party will dilute to a 1% NSR royalty.

Detailed description of the Yerington Assets are as below:

(i)	MacArthur Property, Nevada

The Company acquired a 100% interest in the MacArthur project through an option agreement dated September 13, 2005, and subsequently amended, with North Exploration LLC by for total $2.2 million completed in January 2015.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2015, 2014 and 2013
(Expressed in U.S. Dollars)

The property is subject to a 2% NSR, which may be reduced to a 1% NSR royalty in consideration for $1.0 million.

(ii)	Yerington Property, Nevada

The Company acquired a 100% interest in the Yerington property on April 27, 2011 by making a $500,000 cash payment and issuing 250,000 common shares of the Company. The property has a 2% NSR royalty capped at $7.5 million on commencement of commercial production.

The Yerington property is a historic mining site formerly owned and operated by the Anaconda Company, Atlantic Richfield Company and Arimetco. The property has a history of environmental releases, which are outlined in an environmental site assessment undertaken for the Company by the Chambers Group and subsequently updated by SRK Consulting. The Yerington mine site is a Comprehensive Environmental Response Compensation and Liability Act site, but has not been listed on the National Priorities List.

Prior to closing on the property, the Company obtained Bona Fide Prospective Purchaser (“BFPP”) Reasonable Steps letters from the US Environmental Protection Agency (“EPA”), the State of Nevada Department of Environmental Protection and the Bureau of Land Management. These letters define reasonable steps that the Company could take to retain its status as a BFPP.

During the year ended December 31, 2012, the Company entered into a voluntary settlement agreement (the “Settlement Agreement”) with the EPA to assist in upgrading the fluid management system (the “System”), which manages fluids from the former Arimetco operations at the property. Under the terms of the Settlement Agreement, the Company agreed to complete a study of the System in order to determine additional repairs or modifications that may be required, and to work with the EPA to determine which, if any, of the conclusions of the study should be implemented. As part of the Settlement Agreement, the Company obtained a site-wide covenant from the EPA not to sue for existing environmental contamination related to historic mining operations at the site.

In September 2014, Singatse Peak submitted to the EPA a final report that documented the work Singatse Peak performed under the EPA Agreement. On January 7, 2015, the EPA issued a notice of completion to Singatse Peak confirming that the obligations defined in the Settlement Agreement had been met. Singatse Peak believes it does not have further obligations under the Settlement Agreement, except for those as a landowner and as a BFPP.

(iii)	Bear Property, Nevada

During the year ended December 31, 2013, the Company entered into four option agreements to acquire private land in Yerington, Nevada, known as the Bear Deposit. In May 2015, the Company entered into the 5th option agreement to have acquired additional private land covering a portion of the Bear Deposit.

Under the terms of the five option agreements, Company is required to make approximately $6.24 million cash payments in order to maintain the exclusive right to purchase the land, mineral rights and certain water rights and to conduct mineral exploration on these properties. Payments due under the five option agreements by year are as follows:

•	$329,258 due in 2013 (paid)
•	$341,258 due in 2014 (paid)
•	$788,258 due in 2015 (paid) and
•	$4,781,774 from 2016 to 2022.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2015, 2014 and 2013
(Expressed in U.S. Dollars)

(iv)	Wassuk Property, Nevada

On May 26, 2011, further amended in May 2014 and March 2016, the Company entered into a mining lease with an option to purchase agreement with Majuba Mining Ltd. to earn an interest in certain unpatented mining claims in Lyon County, Nevada, for $1.51 million plus a work commitment of $300,000 by August 1, 2018:

•	$390,000 prior payments before August 23, 2013 (paid)
•	$80,000 on or before each of August 1, 2014 and 2015 (paid)
•	$100,000 on or before each of August 1, 2016
•	$200,000 on or before each of August 1, 2017 and 2018, and
•	$230,000 on or before each of August 1, 2019 and August 1, 2020.

The property is subject to a 3% NSR royalty upon commencing commercial production, which can be reduced to a 1% NSR royalty in consideration for $1.5 million.

b)	Nieves Silver Concessions, Mexico

The Company acquired a 100% interest in the Nieves silver property, located in northern Zacatecas, Mexico, by making option payments to the original concession holders through an Underlying Agreement. In April 2003, the U.S.-based Blackberry Ventures 1, LLC (“Blackberry”) earned a 50% interest in the Nievis property through a joint arrangement by making a $1.5 million cash payment. The Company held the other 50% interest and was the operator for the Nieves property until December 2014. All work plans were made in consultation with Blackberry, which contributed its share of ongoing exploration costs plus a 10% administration fee.

On December 29, 2014, the Company entered into a Stock Purchase Agreement to sell its 50% interest in the Nieves property to Blackberry for $4.0 million. Under the terms of this agreement, the Company would receive four equal payments over 15 months on December 29, 2014, March 1, 2015, September 1, 2015 and March 1, 2016. Blackberry would earn an additional 12.5% interest in the Nieves property upon each payment. All costs for maintaining and exploring the Nieves property would be the sole responsibility of Blackberry until Blackberry completes the $4.0 million payments. In the event that Blackberry subsequently sells the Nieves property, the Company will receive 7.5% of the future net sale price.

As a result of this Stock Purchase Agreement, the Company recorded a $2.5 million impairment in December 2014 to reflect the fair value of the Nieves property.

As of December 31, 2015, $2.5 million out of the $4.0 million payments was received. The Company agreed to extend the September payment to November 16, 2015 upon receiving a $25,000 extension fee from Blackberry. On November 16, 2015, Blackberry paid $500,000 with the remaining $500,000 further extended to June 1, 2016 subject to certain conditions. See Note 16 for more details.

During the year ended December 31, 2015, $111,656 was billed to Blackberry for certain geological personnel costs paid by the Company, of which $47,900 (December 31, 2014 – $25,273) was still owed as of December 31, 2015.

The Nieves concessions are subject to a maximum 3% NSR to the original concession holders, which the Company may purchase at any time in consideration for $2.0 million. In addition, Kennecott Exploration Company, the optionor in the initial underlying agreement, retained a 2% NSR royalty on certain core claims and 1% NSR royalty on certain peripheral claims. On January 24, 2007, this NSR was purchased by Royal Gold Inc. Commencing January 26, 2004, an advance minimum royalty payment of $75,000 is due to the concession holders until the commencement of commercial production.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2015, 2014 and 2013
(Expressed in U.S. Dollars)

c)	Other Non-Core Assets

On September 10, 2014, the Company entered into an Asset Purchase Agreement with Freeport-McMoRan Mineral Properties Inc. (“Freeport”) to sell its interests in the three non-core assets for $5.0 million (the “Purchase Price”) and 19 million share purchase warrants to Freeport.

On October 3, 2014, Freeport acquired the Company’s remaining interests in SW Tintic copper in Utah, Butte Valley copper in Nevada and Cave Peak molybdenum in Texas, and paid $1.0 million. The remaining $4.0 million was payable in $500,000 tranches every quarter commencing January 1, 2015.

The 19 million warrants are exercisable at $0.16 per warrant for five years subject to vesting and termination provisions corresponding to the payment of the Purchase Price in tranches. 20% of the warrants were vested October 3, 2014 and 10% would be vested upon each quarterly payment of the Purchase Price. In the event of any failure to pay a quarterly payment of the Purchase Price, any unvested warrants will terminate; conversely, upon any accelerated payment of the balance of the Purchase Price, any unvested warrants will vest.

The Company discounted the value of the $5.0 million at 5% and accretes interest to income on the effective interest method. During the year ended December 31, 2015, the Company accrued $106,240 interest income related to the receivable.

As of December 31, 2015, $3.0 million had been received and 11.4 million warrants were vested.

d)	Herbert Gold Property, Alaska

Pursuant to an option agreement made in November 2007, the Company is required to make annual payments of $20,000 until 2017 and $30,000 from November 2018 and every anniversary thereafter.

In October 2011, the Company entered into a joint venture agreement with Grande Portage Resources Ltd. (“Grande Portage”) whereby the Company maintains a 35% interest in the Herbert Gold property and Grande Portage earned a 65% interest by spending $1.25 million on June 15, 2012. The two parties bear their proportionate share of the costs for the future exploration work. In the event any party does not contribute their propionate share of such costs and its interest is reduced to 10% or less based on the formula provided in the joint venture agreement, its interest will be automatically converted into a 1% NSR, which may be acquired by the other party for $1.0 million.

On November 7, 2014 the Company elected not to participate in future exploration work programs proposed by Grande Portage other than the claim fees and option payments.

The property is subject to a 5% NSR on commencement of commercial production.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2015, 2014 and 2013
(Expressed in U.S. Dollars)

6.	Loan Payable

On May 8, 2015, the Company enterted into a $500,000 secured note (“Loan Payable”) with Freeport Nevada in order to facilitate a real property interest acquisition within the Bear property. As a result, the Option Agreement was amended to increase the total funding obligation during the Option Period from $38.6 million to $40.75 million, and reduce the sole funding to complete the feasibility study from $100 million to $97.85 million (Note 5(a)).

The Loan Payable bears a simple interest rate of 5% per annum and is due 180 days following written notice of terminiation of the Option Agreement by Freeport Nevada. The Company can extend the 180 days by paying an extension fee of 5% of the outstanding principal and interest accrued not to exceed $100,000.

In the event Freeport Nevada elects to enter Stage 3 of the Option Agreement, the $500,000 may be credited to the Freeport Nevada future funding obligation. Since the payment date for the Loan Payable is beyond the Company’s discretion, it was classified as a current liability.

7.	Convertible Notes

On July 2, 2014, the Company closed a non-brokered private placement of 500 units for gross proceeds of $500,000. Each unit was priced at $1,000 and comprised of one non-transferable convertible redeemable promissory note (“Note”) and 11,442 non-transferable warrants. Each warrant entitles the holders to purchase one common share of the Company at a price of CAD$0.16 per share until January 2, 2016, subject to acceleration provision. During the year the Notes were extended for one year to January 2, 2017.

The Notes bear a simple interest rate of 10% per annum. Interest may be paid in cash or shares at the option of the Company, subject to any required exchange approvals in the case of share payments.

The Notes provide the following terms as to conversion or redemption:

(i)	The outstanding principal amount of each Note may be converted by the Note holder into common shares of the Company at the rate of CAD$0.10 per share at any time until maturity.
(ii)	The Notes automatically convert into common shares at CAD$0.10 per share in the event the closing price of the shares is CAD$0.12 or higher for 10 consecutive trading days.
(iii)

The Company may, prior to conversion, redeem the principal amount of the notes outstanding by paying to the holders the principal amount of the Notes together with interest in cash at the rate of 15% per annum calculated to the date of such redemption.

	December 31,	December 31,
	2015	2014
Fair value of convertible note at maturity	$500,000	$500,000

Fair value of convertible note at date of issue	$298,329	$298,329
Cumulative accretion	276,671	90,886
Change on extension of warrants expiry date	(195,723)	-
Balance at December 31	$379,277	$389,215

December 31, 2015, the Company extended the expiry date of the warrants to January 2, 2017.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2015, 2014 and 2013
(Expressed in U.S. Dollars)

8.	Derivative Liability

Share purchase warrants issued with an exercise price denominated in a currency other than the Company’s functional currency are considered derivative instruments. As such they are classified as financial liabilities measured at fair value and are re-measured each reporting period with all changes recorded as a component of net loss.

In connection with the non-brokered private placement closed on July 2, 2014, as per Note 7, and the Asset Purchase Agreement with Freeport as per Note 5(c), the Company issued 5.721 million and 19 million share purchase warrants to the unit holders. As these warrants are either exercisable in a different currency from the Company’s functional currency, or the number of shares to be issued upon exercising are subject to foreign exchange fluctuation, they are classified as derivative liabilities and carried at fair value. The warrants are therefore required to be revalued at FVTPL at each reporting date.

Based on the Company’s valuation of the debt portion and the derivative component at the date of issuance, the convertible note proceeds were allocated as $298,329 to the debt component and $201,671 to the derivative component of the instrument representing an effective interest rate of 35% to the debt component. The resulting discount to the debt component was amortized and accreted back to the debt over the term of the instrument. On December 24, 2015 the convertible notes were extended for one additional year. The fair value of the instruments was determined at the date of extension; the fair value of the liability component was determined using present value of expected cash-flows and the derivative liability component was valued on extension using the Black-Scholes option model using the following assumptions: volatility of 142.5%, expected term of 1 year, discount rate of 0.48% and dividend yield of 0%. Based on the valuation of the instruments, the proportionate allocation of fair values of the convertible note were allocated to the debt component as $379,277 (Note 7) and the derivative component as $195,723.

The derivative component was further revalued at December 31, 2015, including the extended expiry date of January 2, 2017, resulting in an ending balance of the derivative instrument of $207,741. The derivative liability component was revalued using the following assumptions: volatility of 142.73%, expected term of 1 year, discount rate of 0.48% and dividend yield of 0%.

The following table sets out the changes in derivative liability:

	Number of Warrants	Fair value assigned
At December 31, 2013	36,351,571	$1,026,722
Issuance of promissory notes	-	185,328
Issuance of derivative warrants	19,000,000	677,726
Expiration of warrants	(6,541,571)	-
Change in fair value estimates	-	(597,124)
At December 31, 2014	48,810,000	$1,292,652
Warrants extension	(29,810,000)	(1,279,936)
Change in fair value estimates	-	1,207,198
Change in contract of warrant	5,721,000	172,042
At December 31, 2015	24,721,000	$1,391,956

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2015, 2014 and 2013
(Expressed in U.S. Dollars)

9.	Share-Based Payments

a)	Stock options

The Company has a stock option plan (the “Plan”), which is approved by the shareholders of the Company annually. The Plan is designed to attract and retain individuals and to reward them for current and expected future performance. Options generally are granted for a maximum term of five years and expire 90 days following the termination of the optionee’s employment with the Company. The exercise price for the options is set at the closing market price of the common shares on the grant date. The vesting period of options vary with terms determined by the board of directors. Under the Plan, the Company is authorized to grant stock options of up to 10% of the number of common shares issued and outstanding of the Company at any given time.

The following table presents changes in stock options outstanding:

	December 31, 2015		December 31, 2014
	Number of	Weighted Average	Number of	Weighted Average
	Options	Exercise Price (CAD)	Options	Exercise Price (CAD)
Outstanding, beginning of year	15,400,000	$0.55	16,310,000	$0.78
Granted	2,635,000	$0.12	3,880,000	$0.09
Expired	(2,270,000)	$(1.25)	(4,790,000)	$(0.96)

Outstanding, end of year	15,765,000	$0.38	15,400,000	$0.55

The following table summarizes stock options outstanding by expiry dates with exercise and fair value at the date of recording in CAD:

Exercise	Fair
price	Value
(CAD$)	(CAD$)	Expiry Date	December 31, 2015	December 31, 2014
$1.80	$0.87	April 1, 2015	-	100,000
$1.76	$0.98	April 22, 2015	-	200,000
$1.29	$0.78	August 9, 2015	-	1,405,000
$1.55	$0.90	October 6, 2015	-	65,000
$1.51	$0.90	November 3, 2015	-	100,000
$0.60	$0.12	December 31, 2015	-	400,000
$1.60	$0.93	March 24, 2016	200,000	200,000
$1.25	$0.74	August 9, 2016	2,370,000	2,370,000
$0.90	$0.50	October 24, 2016	300,000	300,000
$0.50	$0.32	March 27, 2017	100,000	100,000
$0.45	$0.28	June 28, 2017	2,520,000	2,520,000
$0.16	$0.12	September 19, 2018	3,810,000	3,810,000
$0.10	$0.06	June 25, 2019	2,830,000	2,830,000
$0.05	$0.04	December 31, 2019	1,000,000	1,000,000
$0.05	$0.04	March 26, 2020	200,000	-
$0.13	$0.10	July 16, 2020	2,435,000	-
	Total stock options outstanding		15,765,000	15,400,000

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2015, 2014 and 2013
(Expressed in U.S. Dollars)

Subsequent to December 31, 2015, 200,000 stock options with an exercise price of CAD$1.60 per option expired unexercised.

The weighted average remaining contractual life for options outstanding and exercisable at December 31, 2015 was 2.65 and 2.65 years (December 31, 2014 – 2.89 and 2.87 years), respectively.

The Company used the following weighted average assumptions in the Black-Scholes option pricing model to fair value the options granted:

	December 31, 2015		December 31, 2014		December 31, 2013
Weighted average share price	CAD $	0.09	CAD $	0.09	CAD $	0.19
Risk-free interest rate		0.48%		1.25%		1.72%
Expected share price volatility		142.73%		111%		96%
Expected option life in years		5.0		5.0		5.0
Forfeiture rate		0%		0%		0%
Expected dividend yield		0%		0%		0%

Share-based payments expense were incurred as follows:

	Years ended December 31,
	2015	2014	2013
Consultants	$38,239	$10,717	$83,186
Directors and officers	146,298	178,397	290,106
Employees	23,913	31,079	22,978
	$208,450	$220,193	$396,270

Volatility was determined based on the historical volatility over the estimated lives of the options.

b)	Share purchase warrants

The following table presents changes in total warrants outstanding:

	December 31, 2015		December 31, 2014
				Weighted
	Number of	Weighted Average	Number of	Average Exercise
	Warrants	Exercise Price	Warrants	Price
Outstanding, beginning of
year	54,531,000	$0.14	36,351,571	$0.18
Issued	-	-	24,721,000	$0.14
Expired	-	-	(6,541,571)	$0.49

Outstanding, end of year	54,531,000	$0.14	54,531,000	$0.14

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2015, 2014 and 2013
(Expressed in U.S. Dollars)

The following table summarizes information about the warrants outstanding by expiry dates:

			Number of Warrants
Expiry date	Exercise price		December 31, 2015	December 31, 2014

September 13, 2018(1)	USD$	0.15	29,810,000	29,810,000

January 2, 2017(2)	CAD$	0.16	5,721,000	5,721,000

October 3, 2019	USD$	0.16	19,000,000	19,000,000

			54,531,000	54,531,000

(1)	On June 19, 2015, the Company extended the expiry date of the warrants by two years from September 13, 2016 to September 13, 2018.
(2)	On December 31, 2015, the Company extended the expiry date of the warrants by one year from January 2, 2016 to January 2, 2017.

On July 28, 2014, the Company repriced the exercise price of 6,541,571 warrants from $0.53 to $0.16 per warrant. On December 28, 2014, the warrants expired unexercised.

10.	Related Party Transactions

a)

Key management comprises directors and executive officers. Certain executive officers are entitled to termination benefits equal to up to two years’ gross salary amounting to $300,000 in the event of a change of control. The Company has no post-employment benefits and other long-term employee benefits. Compensation awarded to key management was as follows:

	Years ended December
	2015	2014	2013
Salaries and employee benefits	$516,933	$583,341	$338,768
Directors' fees	17,985	-	150
Share-based payments	146,299	178,397	283,577
	$681,217	$761,738	$622,495

Director fees were re-instated beginning July 1, 2015 at CAD$47,500 per annum payable equally on a quarterly basis.

b)	The Company paid remuneration for the following items with companies related by way of officers in common:

	Years ended December 31,
	2015	2014	2013
Manex Resources Group (i)	$130,705	$263,010	$398,895
Lawrence Page Q.C. Law Corp. (ii)	-	7,873	12,222
Atherton Enterprises Ltd. (iii)	-	-	76,279
	$130,705	$270,883	$487,396

(i)	Manex Resource Group (“Manex”) is a private company owned by the Corporate Secretary that provides general office and administrative services.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2015, 2014 and 2013
(Expressed in U.S. Dollars)

(ii)	Lawrence Page, Q.C. Law Corp. is a company owned by the Corporate Secretary that provides legal services.
(iii)	Atherton Enterprises Ltd. is a private company owned by Mr. Scott Hean, the CFO of the Company. Effective December 1, 2013, Mr. Hean became a salaried employee of the Company.

c)	Related party loan payable

During the year ended December 31, 2013, the President and CEO of the Company advanced three loans to the Company in the principal amount of $800,000. The loans are unsecured, bear annual interest of 10% and are due on demand with 40 days’ notice.

The principal and interest amounts outstanding were fully repaid in the year ended December 31, 2014.

11.	Commitments and Contingencies

a)

The Company has a five-year service agreement with Manex until August 31, 2017 at a monthly rate of CAD$8,000. The Company may terminate the service agreement by paying Manex the lesser of CAD$96,000 or a total fee owing for the remainder of the service agreement.

b)

To acquire certain mineral property interests in Nevada, the Company must make optional acquisition expenditures in order to satisfy the terms of existing option agreements, failing which the rights to such mineral properties will revert back to the property vendors. For details of the Company’s mineral property payments see Note 5.

12.	Supplemental Cash Flow Information

For the years ended	December 31,	December 31,	December 31,
	2015	2014	2013
Non-cash items
Mineral property expenditures included in accounts payable	$397,591	$2,825	$120,489
Shares issued for mineral properties	$-	$-	$81,843
Warrant derivative liability	$1,279,937	$-	$-
Extension of convertible note	$215,140	$-	$-

Cash & cash equivalents
Cash in bank	$1,910,693	$1,482,469	$770,409
Option payment - Freeport Nevada	1,611,430
Short-term investments	1,000,000	-	-
	$4,522,123	$1,482,469	$770,409

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2015, 2014 and 2013
(Expressed in U.S. Dollars)

13.	Deferred Income Taxes

a)	A reconciliation of income tax provision computed at Canadian statutory rates to the reported income tax provision is provided as follows:

	2015	2014

Loss for the year	$3,103,861	$2,140,583
Canadian statutory tax rate	26%	26%

Income tax benefit computed at statutory rates	807,004	556,552
Foreign tax rates different from statutory rates	78,484	52,663
Expired losses	(598,813)	-
Temporary differences	(10,950)	735,795
Change in timing differences	1,887,498	1,046,033
Rate difference between current and deferred taxes	(33,680)	314,843
Foreign exchange gains or losses	(871,772)	1,580,067
Permanent differences	(54,974)	81,810
Unused tax losses and tax offsets not recognized in tax asset	(1,202,797)	(4,367,763)

	$-	$-

b)	The tax effected items that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31, 2015 and 2014 are presented below:

	2015	2014
Deferred tax assets
Tax losses carried forward	$-	$626,754
Tax value over book value of mineral properties	107,190	-
Deferred tax assets	107,190	626,754
Deferred tax liability
Tax losses carried forward	(107,190)	(626,754)
Net deferred tax assets	$-	$-

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2015, 2014 and 2013
(Expressed in U.S. Dollars)

c)

The Company recognizes tax benefits on losses or other deductible amounts generated in countries where it is probable the deferred tax assets will be recovered. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	2015	2014

Non-capital losses	$52,979,635	$45,077,000
Share issue costs	409,946	535,538
Tax value over book value of mineral properties	4,246,236	14,452,967
Tax value over book value of equipment	561,332	607,938
Tax value over book value of investments	21,266	35,084
Unrecognized deductible temporary differences	$58,218,415	$60,708,527

The Company’s unused non-capital losses expire as follows:

	Canada	United States	Mexico
2016 - 2020	$-	$-	$10,711,834
2021 - 2025	-	677,681	10,496,445
2026 - 2035	15,421,169	15,672,505	-
Total	$15,421,169	$16,350,186	$21,208,279

The Company’s unused capital losses of $12,924 are available to carry forward indefinitely.

14.	Segmented Information

The Company has one business segment, the exploration of mineral properties. The Company’s significant non-current assets are distributed by geographic locations as follows:

	December 31, 2015		December 31, 2014
	Equipment	Mineral property	Equipment	Mineral property
Mexico	$-	$887,850	$45,929	$2,365,128
United States	14,278	29,412,160	19,994	29,931,194
Total	$14,278	$30,300,010	$65,923	$32,296,322

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2015, 2014 and 2013
(Expressed in U.S. Dollars)

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

There were no changes in the Company’s approach to capital management during the year ended December 31, 2015.

The Company’s activities expose it to a variety of risks arising from financial instruments. The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of these risks.

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

The Company has designated its cash and cash equivalent as held-for-trading; amounts due from joint venture partner, other receivables and amount due from Freeport Nevada are classified as loans and receivables; reclamation bonds are classified as held-to-maturity; accounts payable and accrued liabilities are classified as other financial liabilities; and derivative liability is classified as held-for-trading.

Fair value

The recorded amount for cash, amount due from exploration partners, amounts due from and to related parties, and accounts payable and accrued liabilities approximate their fair values due to their short-term nature. The carrying values of the reclamation bonds approximate their fair values, as these balances are redeemable on demand.

The derivative liability is measured at fair value and categorized in Level 3 at $1,391,956 (2014 - $1,292,652). The fair value of the derivative liability is based on the Black-Scholes option pricing model inputs disclosed in Note 8, as determined at the reporting date.

Foreign currency risk

Foreign currency risk is the risk that the carry value of financial instruments denominated in another currency than the functional currency of the Company may change. The Company operates in Canada and the United States and is therefore exposed to foreign exchange currency risk arising from transactions denominated in CAD. Based on the table below, a 10% change in the exchange rate between the CAD and USD would not have material effect on the Company’s operations.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2015, 2014 and 2013
(Expressed in U.S. Dollars)

The following table lists the financial instruments denominated in CAD as of year ended:

	December 31, 2015	December 31, 2014	December 31, 2013
	CAD	CAD	CAD
Cash	$8,619	$30,918	$21,445
Other receivables	12,541	4,919	6,709
Accounts payable and accrued liabilities	(99,213)	(242,576)	(130,894)
Due to related parties	-	(3,295)	(4,375)
Net foreign exposure	$(78,053)	$(210,034)	$(107,115)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company is exposed to the interest rate risk through the interest earned on cash balances and short-term investments and loan payable and convertible notes. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on the preservation of capital and liquidity. However, management does not believe this exposure is significant.

Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

The Company is exposed to credit risk through its cash, which is held in large Canadian financial institutions and receivables. The Company’s credit risk associated with amounts due from exploration partners is minimized as a result of a strong and continuing working relationship with the partners. The Company believes this credit risk is insignificant.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting cash flows and through the management of its capital structure.

16.	Subsequent Events

a)

On January 6, 2016, $500,000 was received and 1.9 million warrants were vested and exercisable immediately at an exercise price of $0.16 per share pursuant to the Asset Purchase Agreement with Freeport, which closed October 3, 2014.

b)	On January 15, 2016, the Company sold its 100% owned Mexican subsidiary Minera Agua de Tierra S.V for $500,000.

c)

On March 1, 2016, the Company amended and extended the final and deferred payments of $1.5 million due from Blackberry for the Nieves property to $1.0 million by June 1, 2016 as per the Stock Purchase Agreement closed December 29, 2014.