Form 20-F
period 2016-12-31
QUATERRA RESOURCES INC
filed 2017-04-03
CIK 1339688

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[  ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[ X ]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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
Yes  [  ]  No [ X ]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes  [  ]  No  [ X ]

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes  [ X ]  No  [  ]

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

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [ X ]

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
Yes  [  ]  No  [ X ]

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

Forward-Looking Statements in this annual report and in documents incorporated by reference herein include, but are not limited to, statements with regard to:

•	planned exploration activity including both expected drilling and geological and geophysical related activities;
•	future foreign exchange rates;
•	future sources of liquidity, cash flows and their uses;
•	realization of anticipated benefits of acquisitions and dispositions;
•	expected levels of operating costs, general and administrative costs, costs of services and others;
•	treatment under government regulation and taxation regimes.

Forward-Looking Statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the Forward-Looking Statements, including, without limitation:

•	risks related to exploration and development of natural resource properties;
•	the Company’s ability to continue the Membership Interest Option Agreement with Freeport-McMoRan Nevada LLC;
•	the uncertain nature of estimating mineral resources and mineral reserves;
•	uncertainty in the Company’s ability to obtain funding;
•	copper price fluctuations;
•	recent market events and conditions;
•	risks related to governmental regulations;
•	risks related to the Company’s business being subject to environmental laws and regulations;
•	risks related to the Company’s inability to meet its financial obligations under agreements to which it is a party;
•	risks related to the Company’s ability to recruit and retain qualified personnel.

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

Resource and Reserve Estimates

None of the Company’s properties have Mineral Reserves. Disclosure about the Company’s exploration properties in this Annual Report on Form 20-F uses the term “Mineral Resources”, “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”, which are Canadian geological and mining terms as defined in accordance with National Instrument 43-101 (“NI 43-101”), standards of disclosure for mineral projects of the Canadian Securities Administrators, set out in the Canadian Institute of Mining (“CIM”) Standards. These terms are not defined in the U.S. Securities and Exchange Commission (“SEC”) Industry Guide 7, Description of Property by Issuers Engaged or to be engaged in Significant Mining Operations, and are normally not permitted to be used in reports and registration statements filed with the SEC. Accordingly, information in this Annual Report on Form 20-F contains descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

- ii -

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

EMERGING GROWTH COMPANY STATUS

The Company is an “emerging growth company” as defined in section 3(a) of the U.S. Securities Exchange Act of 1934 (as amended by the U.S. Jumpstart Our Business Startups Act (the “JOBS Act”), enacted on April 5, 2012), and the Company will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which the Company has total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the U.S. Securities Act of 1933, as amended; (c) the date on which the Company has, during the previous three-year period, issued more than $1,000,000,000 in non-convertible debt; or (d) the date on which the Company is deemed to be a ‘large accelerated filer’, as defined in Rule 12b–2 of the U.S. Securities Exchange Act of 1934, as amended. The Company expects that it will continue to qualify as an emerging growth company for the foreseeable future.

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

- iv -

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

Reserve(s):	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

Reverse circulation drill:	A rotary percussion drill in which the drilling mud and cuttings return to the surface through the drill pipe.

Tailings:	Material rejected from a mill after recoverable valuable minerals have been extracted.

GLOSSARY OF ABBREVIATIONS

Ag:	Silver
Ag g/t:	Silver grade measured in grams per metric tonne
Au:	Gold
Au g/t:	Gold grade measured in grams per metric tonne
Cu:	Copper
g/t or gpt:	grams per tonne
IP:	Induced Polarization geophysical survey
NI 43-101:	Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects
NSR:	Net smelter return royalty
Oz:	Troy ounce
oz/t or opt:	Ounces per ton.
PEA:	Preliminary Economic Assessment

- v -

ppb:	Parts per billion
ppm:	Parts per million
RC:	Reverse Circulation

CONVERSION TABLES

Conversion Table
Imperial			Metric

1 Acre	=	0.404686	Hectares
1 Foot	=	0.304800	Metres
1 Mile	=	1.609344	Kilometres
1 Ton	=	0.907185	Tonnes
1 Ounce (troy)/ton	=	34.285700	Grams/Tonne

Precious metal units and conversion factors

ppb	- Part per billion	1	ppb	=	0.0010	ppm	=	0.000030	oz/t
ppm	- Part per million	100	ppb	=	0.1000	ppm	=	0.002920	oz/t
oz	- Ounce (troy)	10,000	ppb	=	10.0000	ppm	=	0.291670	oz/t
oz/t	- Ounce per ton (avdp.)	1	ppm	=	1.0000	ug/g	=	1.000000	g/tonne
g	- Gram
g/tonne	- gram per metric ton	1	oz/t	=	34.2857	ppm
mg	- milligram	1	Carat	=	41.6660	mg/g
kg	- kilogram	1	ton (avdp.)	=	907.1848	kg
ug	- microgram	1	oz (troy)	=	31.1035	g

- vi -

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.               Selected Financial Data - Unless otherwise indicated, all monetary references herein are denominated in U.S. Dollars. References to “$” or “Dollars” are to US Dollars and references to “CAD$” or “Canadian Dollars” are to Canadian Dollars.

The following table sets forth our selected consolidated financial data for the five years ended December 31, 2016 prepared in accordance with IFRS as issued by IASB for the years ended December 31, 2016, 2015, 2014, 2013, and 2012. This information should be read in conjunction with our consolidated financial statements included in Item 17 of this annual report.

	Fiscal year ended December 31,
IFRS (in thousands of U.S. dollars, except for share and per
share amounts)	2016	2015	2014	2013	2012
Sales or operating revenues	Nil	Nil	Nil	Nil	Nil

Net (loss) for the year	(1,865)	(3,104)	(2,141)	(24,827)	(4,182)

(Loss) per common share - basic and diluted	(0.01)	(0.02)	(0.01)	(0.14)	(0.03)

Total assets	34,514	36,957	37,837	39,834	63,159

Shareholders’ equity	32,385	34,145	35,827	37,748	61,903

Share capital	100,051	100,051	100,051	100,051	99,776

Number of common shares outstanding	193,479,416	193,479,416	193,479,416	193,479,416	162,990,836

Derivative liability - warrants	938	1,392	1,293	1,027	667

Cash dividends per common share	Nil	Nil	Nil	Nil	Nil

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

The Company does not generate operating revenue and must finance exploration activity by other means, such as selling assets, raising funds through optioning certain property interests, such as the Yerington project copper assets (the “Yerington Assets”) to Freeport-McMoRan Nevada LLC, and the issuance of debt and/or equity. The Company cannot provide any assurance that additional funding will be available for further exploration of the Company’s projects or to fulfill anticipated obligations under existing property agreements.

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

The Company is a mineral exploration company engaged in the acquisition, exploration and development of copper projects currently in Nevada, United States. The Company considers itself to be an advanced exploration stage company. The amounts shown as mineral properties represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of mineral properties and related capitalized costs are dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, and obtaining necessary financing.

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

Details of the Option Agreement are summarized as follows:

•

Under the Option Agreement, after conducting additional due diligence about SPS, Freeport Nevada has the right to earn an initial 55% interest in SPS by providing option payments to SPS to complete a three-stage investigation and work program totalling $40.75 million in project funding. During these stages, Freeport Nevada provides option payments to SPS to be used for property maintenance, G&A, environmental compliance and, in later stages, exploration. Freeport Nevada can earn a further 20% interest in SPS (increasing its holding to 75%) should it elect to fund SPS with a further $97.85 million of spending, or complete a feasibility study, whichever comes first.

•

On June 15, 2015, Freeport Nevada elected to enter into Stage 2 of the Option Agreement, involving option payments of $6.6 million to SPS over the 12-month period for property maintenance costs; a drilling program; G&A; and environmental compliance.

•

On June 13, 2016, Quaterra and SPS announced they had reached an agreement with Freeport Nevada to extend the Stage 2 of Freeport Nevada’s option to acquire an interest in the Yerington Copper Project for up to two years by Freeport Nevada making option payments totalling $5.75 million.

•

In terms of the June 13, 2016 agreement, Stage 2 of Freeport Nevada’s earn-in option, which commenced in June 2015, can be extended for up to four additional periods of six months each by Freeport Nevada making the following payments to SPS: $1.8 million on June 13, 2016; $1.25 million on December 13, 2016; $1.35 million on June 13, 2017; and $1.35 on December 13, 2017.

•

SPS intends to use Freeport Nevada’s option payments for property maintenance, G&A and environmental compliance at its Yerington Copper Project. Freeport Nevada will have the right to terminate the agreement at any time with 60 days’ notice.

•

During the two-year extension period, SPS may propose special exploration programs, including work plans and budgets, to be undertaken with Freeport Nevada’s agreement under an annual drilling program. These programs will be funded by Freeport Nevada, at its discretion, through accelerated option payments. The Stage 2 extension option payments and any accelerated option payments will reduce the payments required for Freeport Nevada to earn its initial 55% interest in SPS.

•

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

PART B - OTHER PROPERTIES

Herbert Gold Project, Alaska

On July 14, 2016, Quaterra announced the sale of its remaining 35% participating interest in the Herbert Glacier project, Alaska, to its joint venture partner Grande Portage Resources Ltd. (“Grande Portage”). On closing, Grande Portage issued to Quaterra 1,182,331 shares, equal to 9% of its issued and outstanding common shares. In addition, Grande Portage will allot and deliver to Quaterra within five business days of a financing or financings totaling up to $1 million that number of additional shares required to maintain Quaterra’s interest at 9%. Grande Portage will also pay Quaterra $250,000 within 90 days of receipt of a feasibility report for the property or in event of a change of control or sale. Grande Portage will assume any and all obligations related to Quaterra’s participating interest under the JV agreement.

Nieves, Mexico Silver Property

On December 29, 2014, the Company entered into an agreement respecting the sale of its 50% indirect interest in the Nieves silver property in Zacatecas State, Mexico (the “Nieves Property”) to its joint-venture partner Blackberry Ventures I, LLC (“Blackberry”), for $4.0 million (the “Blackberry Agreement”). Under the terms of the Blackberry Agreement, the purchase price is payable in four payments of $1 million each over 15 months, with each payment earning Blackberry an additional 12.5% interest in the project. All costs for maintaining and exploring the Nieves Property will be the sole responsibility of Blackberry, with no dilution to Quaterra, through the end of 2015 or until Blackberry completes the acquisition, whichever is earlier. Upon closing, Blackberry will become the operator of the Nieves Property. In the event that Blackberry subsequently sells the property, Quaterra will receive 5% of the future net sale price. In addition, Quaterra agreed to transfer its Americas claims in Durango State, Mexico, adjacent to Hecla Mining’s San Sebastian project, to Blackberry. The Blackberry Agreement was subsequently amended by agreements dated September 1, 2015, November 12, 2015 and February 26, 2016 to reduce the purchase price by $500,000, increase Quaterra’s portion of the future net sales price from 5% to 7.5% and to extend the final closing date to June 1, 2016. On June 30, Quaterra concluded the sale of its 50% interest in the Nieves project with receipt of the final $1.0 million tranche owing to Quaterra by Blackberry Ventures. Quaterra no longer holds any interest in assets in Mexico.

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

On October 4, 2016, Quaterra received a final payment of $500,000 from FMMP in terms of a 2014 agreement whereby FMMP acquired the remaining interests in three of the Company’s non-core copper and molybdenum properties for $5 million. As of October 4, the full total of $5.0 million has been received from FMMP, with no further funds owing.

Uranium Properties

On March 14, 2014, the Company closed a transaction to sell its uranium properties and assets located in the states of Arizona, Utah and Wyoming for gross proceeds of CAD$500,000. On April 30, 2014, the Company received an $85,000 reclamation bond refund related to the uranium properties sold.

Finance and Equity issuances

On July 2, 2014, the Company completed a non-brokered private placement of $500,000 of units. Each unit consisted of one non-transferable convertible redeemable $1,000 principal amount promissory note (a “Note”) and 11,442 non-transferable common share purchase warrants. The Company issued $500,000 Notes and 5,721,000 warrants exercisable at CAD$0.16 per share until January 2, 2016, subject to acceleration right of the Company. On December 30, 2015 the expiry date of the Notes and warrants was extended to January 2, 2017 and on December 23, 2016, the expiry date of the Notes and warrants was extended to January 2, 2018. The Notes were automatically converted at a rate of CAD$0.10 per share on February 28, 2017. The Company issued 6,609,000 common shares for the principal, and settled the interest payment by issuing 880,898 shares and $53,315 cash payment.

For more information about our business, please refer to Item 4.D – “Property, Plants and Equipment” below.

C.	Organizational Structure

Inter-corporate Relationships

The flow chart below presents the Company’s legal corporate structure and the jurisdictions of the incorporation.

Note 1:	Quaterra Alaska, Inc. is 100% owned by Quaterra Resources Inc. Singatse Peak Services LLC holds MacArthur, Bear, Yerington and Wassuk properties.

Note 2:	Quaterra International Limited is 100% owned by Quaterra Resources Inc. and QTA International Nieves Limited is 100% owned by Quaterra International Limited.

D.	Property, Plant and Equipment

GENERAL DEVELOPMENT OF THE BUSINESS

The Yerington Projects, Nevada

Quaterra’s Yerington Projects – located in the historic Yerington Copper District, about 70 miles southeast of Reno, Nevada, consist of the Yerington pit oxide-sulfide deposit previously mined by the Anaconda Mining Company; the MacArthur oxide and sulfide deposits; Bear porphyry copper deposit and a number of untested exploration targets. Quaterra’s 51-square-mile land package is situated in a mining-friendly jurisdiction with a history of copper production and good infrastructure. It also owns valuable water rights in the district.

a. Yerington Deposit – Nevada, USA

The Yerington deposit refers to the former Anaconda mine site, a large partially mined porphyry copper system that includes the Yerington mine and a portion of the Bear copper deposits. The Anaconda Company conducted open pit mining from 1953 to 1978, producing 1.75 billion pounds of copper from first oxide, and later, sulfide ores. The Atlantic Richfield Company bought the Anaconda Company in 1977 and terminated work on the site shortly thereafter.

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

On May 1, 2007, SPS received the bankruptcy court approval for the acquisition of certain assets of Arimetco Inc. (“Arimetco”) in the Yerington Mining District, subject to completion of due diligence. The purchase price comprised $500,000 cash, 250,000 of the Company’s common shares and a 2% net smelter return royalty capped at $7.5 million dollars on production from any claims owned by the Company in the Yerington Pit and MacArthur Deposit mine areas.

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

Expenditures to Date

Acquisition and exploration costs incurred by the Company for the Yerington Pit to December 31, 2016 were $10,604,673 (2015 - $9,932,046) before the Option Agreement funding received from Freeport Nevada.

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

During the 1940s, Anaconda, at that time one of world’s major copper producers, outlined a 60 million-ton resource over the Yerington Pit. During the early 1950s, the US government, citing the need for domestic copper production, offered “start-up” subsidies to Anaconda to open a copper mine in the Yerington district. Anaconda sank two approximately 400-foot-deep shafts in the present-day open pit and drove cross cuts to obtain bulk samples of oxidized rock for metallurgical study. Anaconda began operating the Yerington Pit in 1952 and mined continuously through 1978, producing approximately 1.744 billion pounds of copper from an ore body that contained 162 million tons averaging 0.54% Cu. Approximately 104 million tons of this total were oxidized copper ore that was “vat-leached” with sulfuric acid in 13,000-ton cement vats on a seven day leach cycle. Sulfide ores were concentrated on site in a facility that was dismantled and sold following termination of mining in 1979.

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

In September 2012, SPS reached a voluntary agreement with the U.S. Environmental Protection Agency (EPA) to participate in upgrading the system which manages fluids from the historic mining operation at the Yerington mine site. In exchange for SPS’s participation in this work, the Company obtained a site-wide ‘Covenant Not to Sue’ for the contamination left at the site by former owners and operators of the historic mine operations.

The agreement provides for immediate environmental improvements to the site and allows SPS to continue exploration at the site while working cooperatively with the EPA, Nevada Department of Environmental Protection and the community. The Agreement’s ‘Covenant Not to Sue’ strengthens SPS’s ‘Bona Fide Prospective Purchaser Defense’ against liability resulting from the contamination at the site prior to SPS’s purchase.

The first phase of the fluid management project was completed in Q4 of 2012. The Company co-funded the repairs to the on-site fluid management system (FMS) by the EPA as well as the relining of one of the system ponds. During Phase 2 of the project, the Company completed a study of the FMS to determine what additional repairs or other modifications are necessary to ensure that the system is capable of handling the fluids from the former mine operations for a period of five years. The Study was completed by the Company’s contractor in June 2013. EPA decided not to implement the five-year capacity alternative recommended in the Study. Rather, EPA decided to build new ponds to address the FMS capacity issues.

The Company decided not to fund construction of the additional ponds. Rather, the Company agreed to provide property at the site to construct the new ponds.

In September 2014, SPS submitted to EPA a Final Report that documented the work SPS performed under the EPA Agreement. On January 7, 2015, the EPA issued a Notice of Completion to SPS confirming that the obligations of the Work to Be Performed and the Payment of Response Costs sections of the Settlement Agreement had been met. With the issuance of the Notice of Completion, SPS believes it does not have further obligations under the Agreement, except for those as a landowner and as a Bona Fide Prospective Purchaser.

In December 2015, the EPA sent a request to the Nevada Governor seeking the State’s support for listing the Anaconda-Yerington Mine Site on the EPA National Priorities List or “NPL”. EPA is considering an NPL listing at this time as a mechanism to provide federal funds for remediation of contamination of the site left by former owners Arimetco Inc. This portion of the Site is referred to as Operable Unit 8 (OU8) and is an unfunded liability due to Arimetco’s bankruptcy. The Governor has responded to the EPA noting that the State will not object to the initiation of the listing process.

On September 9, 2016, via publication in the Federal Register, the EPA proposed 10 new sites for NPL listing. The Anaconda Copper Mine in Yerington Nevada was one of those ten sites proposed for listing. EPA has proposed to list the entire Site despite the fact that there is a responsible party, Atlantic Richfield Company, which has and continues to perform its obligations at the Site. SPS has a ‘Covenant Not to Sue’ with the EPA, and believes it qualifies for the ‘Bona Fide Prospective Purchaser Defense’ to CERCLA liability. The existing contamination at the Site, other than that for which EPA seeks the listing is the responsibility of the Atlantic Richfield Company which has been working with EPA to study the contamination, design remedial activities and implement remediation at the Site. SPS’s work program at the Bear was not affected by the EPA proposed listing of the Site. Also, SPS does not believe that an NPL listing precludes advancing mineral exploration and development at the Site. Only the Yerington Mine Site falls within the area of the proposed NPL listing; the Company’s other targets in the district occur outside the area of the proposed listing.

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

The data review and drilling results of the 2011 program clearly indicated that mineralization at Yerington is open to depth and along strike. Many of the historic holes in the pit were stopped in mineralization. Drill hole intercepts along the western edge of the pit are some of the best in the SPS database. Twin hole SP-04, drilled by SPS at the northwest end of the pit, intercepted 524.5 feet averaging 0.35%TCu starting at a depth of 228 feet including 88 feet of 0.69%TCu at a depth of 265 feet. Exploration hole SP-36, located along south central margin of the pit intercepted 95 feet averaging 0.28% TCu at a depth of 230 feet. Details of the 2011 drilling program are in the NI 43-101 compliant technical report for the Yerington Pit project completed by Tetra Tech, Inc. of Golden, Colorado (“Tetra Tech”) in February 2012 (the “Yerington Technical Report”).

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

The RC samples are collected in a conventional manner via a cyclone and standard wet splitter, placed in cloth bags that are pre-marked by SPS personnel at five-foot intervals and include a numbered tag inserted into a plastic bag bearing the hole number and footage interval. Collected samples, weighing approximately 15 to 20 pounds each, are wire tied and then loaded onto a ten-foot trailer with wood bed allowing initial draining and drying. Each day SPS personnel or the drillers at the end of their shift, haul the samples to SPS’s secure sample preparation warehouse in Yerington, Nevada where the samples are dried, loaded on plastic lined pallets, weighed, and trucked by Skyline Assayers and Laboratories (“Skyline”) personnel to Skyline’s sample preparation facility in Battle Mountain, Nevada. A chain of custody form accompanies all shipments from Yerington to Battle Mountain. Once Skyline preps each sample in its Battle Mountain facility, approximately 50-gram sample pulps are air-freighted to Skyline’s analytical laboratory in Tucson, Arizona for analyses and assay.

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

b. MacArthur Deposit, Nevada, USA

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

Expenditures to Date

Acquisition and exploration costs incurred by the Company for the MacArthur Deposit to December 31, 2016 were $20,687,708 (2015 - $20,408,134) before the Option Agreement funding received from Freeport Nevada.

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

Arimetco purchased the property in 1989 and mined a total of six million tons at an estimated grade of 0.36 % total copper using open pit methods from the MacArthur Deposit in the period of 1995 to 1998. Due to financial difficulties resulting primarily from the low price of copper, Arimetco sought protection under Chapter 11 of the U.S. bankruptcy Code in January 1997 and suspended all operations in 2000. After Arimetco’s departure, the mining claims over the deposit were allowed to lapse.

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

Mineral Resources

Tetra Tech completed an updated NI 43-101 compliant independent resource estimate for the MacArthur Deposit preliminary economic assessment (the “MacArthur Deposit Resource Estimate”) titled “MacArthur Copper Project – Amended NI 43-101 Technical Report Preliminary Economic Assessment, Lyon County, Nevada, USA” and dated January 17, 2014 (effective date May 23, 2012). At a 0.12% cutoff, the tonnage of the measured oxide and chalcocite resource was 71.8 million tons at 0.218% copper containing 313 million lbs. of copper, the indicated oxide and chalcocite resource was 87.3 million tons at 0.208% copper containing 362 million lbs. of copper, and the inferred oxide and chalcocite resource was 243.4 million tons at 0.201% copper containing 979.5 million lbs. of copper.

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

The MacArthur Deposit PEA set out the following key project parameters:

•	An open pit mine based on an acid soluble measured and indicated copper resource model of 159 million tons at 0.212% copper and an inferred resource of 243 million tons at 0.201% copper.
•	Recovery of 747 million pounds of copper over the 18-year mine life at an average mining rate of 15 million tons per year with a waste to ore stripping ratio averaging 0.90.
•	Initial capital expenditure of $232.7 million.
•	Average life-of-mine operating costs of $1.89 per pound.
•

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

c. Bear Deposit

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

Acquisition and exploration costs incurred by the Company for the Bear Deposit to December 31, 2016 were $7,512,280 (2015 - $3,795,566) before the Option Agreement funding received from Freeport Nevada.

Exploration and Drilling Results

On August 13, 2015, the Company commenced a five to seven-hole exploration drilling program at the Bear Deposit funded by the Freeport Nevada Stage 2 commitment. The drilling program was designed to assess historic assay results and determine geological controls for higher-grade mineralization. A magneto telluric (MT) geophysical survey was also carried out over the Bear Deposit target area to assist in the drill site selection. Assays from the three holes completed in 2015 were released sequentially on November 17, December 23, 2015 and February 8, 2016. (Please see press releases at www.quaterra.com issued on those dates for details).

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

Three additional holes were drilled in 2016, and results were released on April 6, 2016, May 24, 2016, and June 9, 2016. (Please see press releases at www.quaterra.com issued on those dates for details).

Hole B-051, drilled vertically to a depth of 3,878 feet, intercepted 1,483.3 feet (452.1 meters) of 0.26% copper beginning at a depth of 2,191.2 feet. Included within this interval is 1,213.8 feet (370.0 meters) of 0.30% copper starting at 2,191.2 feet. Several narrower intervals contain > 0.40% copper with anomalous gold and molybdenum. Hole B-051 is a significant step-out. The nearest holes are B-049, approximately 1,150 feet to the west and historic hole B-22, about 1,300 feet to the southwest.

The thickness of the mineralized intercept in B-051 is larger than those in the three previous holes of the drilling program. Bornite also is more common than in previous SPS holes, occurring with chalcopyrite and molybdenite in quartz-sulfide veins, veinlet swarms and stockworks. The quartz-sulfide veins appear to correlate with higher gold and molybdenum values found in B-051 compared to the three previous drill holes. The interval 3,253 to 3278 feet averaged 0.43% copper, 182 ppm molybdenum and 0.12 ppm gold over 25 feet; the interval 2,218 to 2,241.9 feet averaged 445 ppm molybdenum over 23.9 feet.

Hole B-052, drilled vertically to a depth of 3,468 feet, intercepted two zones of 0.4% copper, the first of 43 feet (13.1 meters) with 201 ppm molybdenum starting at 2,508 feet and another of 29 feet (8.8 meters) starting at 2,667 feet. Overall, the hole intercepted 666.2 feet (203.1 meters) of 0.14% copper mineralization beginning at a depth of 2,081.3 feet.

The lower copper and gold grades, combined with a higher pyrite/chalcopyrite ratio, indicate that hole B-052 was drilled in a more distal part of the system. Additional drilling will be necessary to test this concept as Bear mineralization remains open in three directions.

Hole GHH-001, the sixth and final drill-hole of the program, is located in Ground Hog Hills about 6,000 feet south of previous SPS holes. It was drilled vertically to a depth of 2,017.5 feet and cased for possible future deepening. Sporadic zones of copper mineralization were intersected which are interpreted as an extension of Bear mineralization to the north.

The entire six-hole exploration drilling program, which commenced in August 2015, totaled 20,274.5 feet. The five holes at Bear, including twin hole B-048, totaled 18,257 feet. Results from Hole B-048 supported historic assays from Hole 23B drilled in 1966 by Anaconda. Drilling results from holes B-049 to B-052 were successful in extending the Bear mineralization an additional 2,000 feet north-northeast by 3,000 feet northwest-southeast, with the average mineralized intercept in these four step-out holes averaging approximately 1,000 feet in thickness. The Bear system remains open in three directions. Copper mineralization is overlain by ubiquitous propylitic alteration with moderate to strong phyllic alteration, often laced with tourmaline veining and flooding. Significantly higher grades, if present, will most likely be found where quartz monzonite is cut by quartz monzonite porphyry dikes as occurs at the nearby Yerington mine. The Bear porphyry copper deposit currently covers more than two square miles.

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

d. Additional Yerington exploration

Following the Bear drilling program, SPS commenced working on identifying and prioritizing targets for the next phase of exploration and drilling. This work includes assessing data from the 2015-16 drill program and geophysical surveys and geologic mapping to locate potential open-pitable targets and possible areas of higher-grade mineralization on the Company’s 51-square mile Yerington land package. SPS also compiled work plans and budgets for a drill program which it presented to Freeport Nevada for assessment and consideration.

On January 19, 2017, Quaterra announced that the 2017 drill program would test targets throughout the Company’s 51-square-mile Yerington land package. Freeport Nevada agreed to make accelerated option payments of up to $1.5 million that SPS intends to use to fund the program. Drilling is planned to begin the first quarter of 2017.

Freeport Nevada’s accelerated $1.5 million option payment is in addition to an option payment In December of 2016 of $1.25 million that is being used for property maintenance, G&A and environmental compliance at Yerington. December’s option payment was the second of a four-tranche agreement totaling $5.75 million over two years announced in June 2016 to extend Stage 2 of Freeport Nevada’s option to acquire an interest in the Company’s Yerington Copper Project.

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

Critical Accounting Estimates

The accounting estimates believed to require the most difficult, subjective or complex judgments, and which are the most critical to our reporting of results of operations and financial position, which are not limited to, are as follows:

Impairment of mineral properties

The assessment of the impairment indicators involves the application of a number of significant judgments and estimates to certain variables including metal price trends, plans for properties, and the results of exploration and evaluation to date.

Fair value of derivative liabilities

Fair value of derivative liabilities that are not traded in an active market is determined by using a valuation technique. Management makes estimates and utilizes assumptions in determining the fair value for share-based payments, warrants and the (gain) loss on the revaluation of the derivative liability in determining inputs to be used for the Black-Scholes option pricing model.

The critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are related to the economic recoverability of the mineral properties, the determination of functional currency for the Company and its subsidiaries and the assumption of no material restoration, rehabilitation and environmental exposure.

A.	Operating Results

2016 versus 2015

For the year ended December 31, 2016, the Company incurred a net loss of $1.86 million (2015 – $3.1 million). Both years are significantly affected by the non-cash fair value calculations on derivative liabilities in addition to the write-down of mineral properties and disposal of assets in 2016.

Excluding non-cash items, general administrative expenses decreased by $0.45 million mainly due to the reduction in personnel costs which were partially offset by higher administration and general office expense due to the expensed insurance premium paid in 2016.

Professional fees decreased as a result of decreased legal fees related to the Stage 2 election under the Option Agreement with Freeport Nevada during 2015. Personnel costs were lower in 2016 due to the management change in the 2nd half of 2015. Higher consulting in 2015 was related to consulting services for corporate development and implementation of financing and communication strategies.

Certain warrants, including those denominated in a currency other than the Company’s functional currency are deemed to be a derivative liability and must be valued at fair value on each reporting date. Any fair value changes are recorded to profit and loss. Due to the fluctuation of the Company’s share price, a $0.45 million gain was recorded in 2016 (2015 - $1.2 million loss).

The Company evaluates the carrying value of each of its assets at the end of each reporting period or upon a triggering event that may identify an impairment of a property’s value. During the year ended December 31, 2016, the Company had no plans to conduct exploration activities on Herbert Gold and sold it for 1.18 million shares of Grande Portage. $1.48 million impairment primarily due to this sale was recorded in net loss.

General exploration costs represent expenditures to undertake and support exploration activities on the Company’s properties, including costs incurred after impairment or costs the Company may incur prior to acquisition of a mineral property. In addition, if the expenditures are deemed not to be specifically related to individual properties or not recoverable, they are expensed as incurred.

2015 versus 2014

For the year ended December 31, 2015, the Company incurred a net loss of $3.1 million (2014 – $2.14 million). Both years are significantly affected by the non-cash fair value calculations on the derivative liability in addition to the write-down and disposals of mineral properties in 2014.

The Company has continued to reduce its general administration costs where possible. During the year 2015, total G&A costs were reduced by $432,218 mainly due to the reduction in professional fees and personnel.

Professional fees decreased as a result of decreased legal fees related to the Option Agreement with Freeport Nevada during 2014. Personnel costs were lower in 2015 due to retrenchment in the Quaterra Alaska Inc. and Mexican subsidiaries. The reduction was partially offset by higher consulting costs which were incurred for corporate development and financing and communication strategies implementation. Directors’ fees were reinstated starting the third quarter of 2015 at a monthly rate of CAD$3,959 for the Company’s three independent directors.

Warrants denominated in a currency other than the Company’s functional currency are valued at fair value on each reporting date. Any fair value changes are recorded in profit and loss. Due to the fluctuation of the Company’s share price, a $1,207,198 loss was recorded in 2015 (2014 - $597,124 gain).

The Company evaluates the carrying value of each of its assets at the end of each reporting period or upon a triggering event that may identify an impairment of a property’s value. During the year ended December 31, 2014, the Company recorded a $3 million written-down mainly related to the sale of its Nieves Property. The Company focused its activities on its Yerington Assets under the Option Agreement with Freeport Nevada and not impaired any mineral properties during the year 2015.

B.	Liquidity and Capital Reserves

Cash and cash equivalents were $6.65 million at December 31, 2016 compared with $4.55 million at December 31, 2015. The Company believes it has sufficient cash to maintain its operations in the next 12 months.

The increase in cash and cash equivalents of $2.14 million was due to net cash used in operations of $1.02 million being more than offset by net cash provided by investing activities of $3.3 million plus foreign exchange effect on cash.

Net cash provided by investing activities of $3.34 million consists of option payments $5.075 million received from Freeport Nevada, cash instalments $2.0 million from FMMP related to a mineral property sale entered into in October 2014, and $1.0 million from the final tranche of the Nieves sale agreement with Blackberry entered into in December 2014. All installments were completed in the fiscal year 2016. Cash provided by investing activities were primarily used in exploration activities of $5.15 million including Bear Deposit drilling program, mineral property maintenance, and general support in Yerington.

Net cash provided by financing activities was nil in the year-end December 31, 2016. The Company borrowed $500,000 from Freeport Nevada bearing an interest rate of 5% in May 2015 to facilitate a property acquisition. In the event Freeport Nevada terminates the Option Agreement, the $500,000 along with interest is due 180 days after such a termination notice from Freeport Nevada.

Funds received from assets sales have been used in working capital for corporate activities and expenses.

$500,000 convertible note was fully converted to 6,609,000 shares as of February 28, 2017 at rate of CAD$0.10 per share. The Company settled interest payments by issuing 880,898 shares and paid $53,310 in cash.

Accounts payable and other accrued liabilities were incurred at market rates with arm’s length third party suppliers, primarily for goods and services related to the Company’s exploration of its Yerington Assets, and also for professional fees and other overhead expenses incurred in the normal course of operations. The Company is not aware of any contingencies as at December 31, 2016.

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

E.	Off- Balance Sheet Arrangements

None.

F.	Tabular Disclosure of Contractual Obligations

The following table outlines our contractual and optional obligations at December 31, 2016 and the period such payments are due by:

	Total	1Year	2 3Years	4 5years	>5years
Mineral properties (a)	$4,278,516	$1,095,258	$2,417,258	$754,000	$12,000
Office lease (b)	47,665	47,665
Loanpayable (c)	500,000
Convertible notes (d)	500,000
	$5,326,181	$1,142,923	$2,417,258	$754,000	$12,000

(a)	We are required to make option payments and other expenditure commitments to maintain control of these properties.

(b)

Manex is a private company controlled by the Corporate Secretary of the Company. It provides furnished office space, selected administration, and corporate secretarial services to the Company. These services are provided in the normal course of operations for consideration established and accepted by the Company and Manex. On February 9, 2012, the Company renewed its service agreement with Manex at a current monthly rate of CAD$8,000 for office space plus CAD$5,000 of corporate services till August 31, 2017. The Company may terminate the services portion of the agreement upon 30 days’ notice, and the office lease portion of the agreement by paying Manex the lesser of CAD$96,000 or a total fee owing for the remainder of the lease term (through August 31, 2017). As of December 31, 2016, the Company had a total of CAD$64,000 in commitments related to its Vancouver office premises.

(c)

The Company borrowed $500,000 loan from Freeport Nevada bearing an interest rate of 5% on May 8, 2015. In the event Freeport Nevada terminates the Option Agreement, the $500,000 along with interest is due 180 days after such a termination notice from Freeport Nevada.

(d)	The Company has a $500,000 convertible notes due January 2, 2018.

G.	Safe Harbour

The safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, shall apply to forward-looking information provided pursuant to this Item 5.F. Please see “Cautionary Statement Regarding Forward-Looking Information” at the outset of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

The following tables and biographies set forth information about our directors and executive officers:

Name	Age	Positions Held	Period as Director	Jurisdiction of
			or Officer	Residence
Thomas C. Patton	73	Director & Chairman &	Since 1998	Washington, U.S.A.
		Chief Executive Officer
Gerald Prosalendis	60	Director & President &	Since 2016	British Columbia,
		Chief Operating Officer		Canada
Lei Wang	49	Chief Financial Officer	Since 2016	British Columbia,
				Canada
Lawrence Page, Q.C	77	Corporate Secretary	Since 1995	British Columbia,
				Canada
John Kerr	76	Director	Since 1993	British Columbia,
				Canada
LeRoy Wilkes	74	Director	Since 2006	Colorado, U.S.
Terrence Eyton	70	Director	Since 2015	British Columbia,
				Canada

Dr. Thomas Patton, Director, Chairman & Chief Executive Officer

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

Gerald Prosalendis, Director, President & Chief Operating Officer

Mr. Prosalendis has been an officer or director of a number of publicly traded mining exploration and development companies. He was the Vice President Corporate Development of Western Silver and was involved in the successful sale of that company in 2006 to Glamis Gold Ltd. He was also Vice President Corporate Development of Dia Met Minerals, a member of the team that developed the Ekati diamond mine and was involved in the sale of Dia Met to BHP Billiton in 2001. He has worked with company executives to develop and implement strategic plans; identify opportunities for growth including property acquisitions, M&A activity, joint ventures and partnerships; facilitate corporate financings; and, build companies’ profiles in the investment community. Mr. Prosalendis is currently enrolled in a Master’s degree in environmental management at Royal Roads University, and has a Bachelor’s degree from the University of Cape Town.

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

Lawrence Page, Q.C., Corporate Secretary

Lawrence Page, Q.C. obtained his law degree from the University of British Columbia in 1964 and was called to the Bar of British Columbia in 1965. He has been admitted to the Bar of Ontario for the purpose of acting as counsel in specified litigation. Mr. Page was awarded the distinction of Queen’s Counsel in 1988. Mr. Page practices on his own in Vancouver in the areas of natural resource law and corporate and securities law. He is the principal of Manex Resource Group, which provides administrative, financial, corporate and geological services to a number of public companies in the mineral resource sector, including Quaterra. Mr. Page also serves as a director of the following public companies: Valterra Resource Corporation, Southern Silver Exploration Corp. and Bravada Gold Corporation.

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

Mr. Eyton is currently retired from active employment.

B.	Compensation

Executive Officers

The following table sets forth the compensation paid to executive officers for the fiscal year ended December 31, 2016.

Name	Salary	Bonus	Securities	Share-Based	All other	Total
	($)	($)	Under Options	Payment	Compensation	($)
			Granted (#)(4)	Under Options
				($)(5)
Thomas C. Patton(1)
CEO	150,000	nil	250,000	$11,207	nil	161,207

Lei Wang(2)
Chief Financial	61,250	nil	250,000	$11,207	nil	72,457
Officer
Gerald Prosalendis(3)
President and Chief	119,531	nil	600,000	$26,897	nil	146,428
Operating Officer

(1)	Mr. Patton received a salary payment of $150,000 per year, and has assumed role of President and CEO of the Company in September 2015 and CEO since April 14, 2016.
(2)	Ms. Wang was appointed as Chief Financial Officer effective January 1, 2016.
(3)	Mr. Prosalendis was appointed as President and Chief Operating Officer effective April 14, 2016.
(4)	We granted stock options on April 14, 2016 under our Incentive Stock Option Plan at an exercise price of C$0.065 per share for a five year term to the executive officers named above.
(5)

The assumptions used to calculate share-based payment for April 2016 options were risk-free interest rate 0.60%, expected share price volatility 140%, expected option life 5 years, forfeiture rate 0%, and expected dividend yield 0%.

Board of Directors

The Company reinstated from July 2015 the Directors’ annual fees to non-executive directors as follows:

Independent Directors	CAD$10,000

Chairman of the Audit Committee	CAD$7,500
Chairman of any other committee	CAD$5,000

The following table sets forth the compensation paid to independent directors for the fiscal year ended December 31, 2016.

Name	Fees	Bonus	Securities	Share-Based	All other	Total
	($)	($)	Under Options	Payment Under	Compensation	($)
			Granted (#)(1)	Options ($)(2)
John Kerr
	11,250	nil	200,000	$8,966	nil	$20,216
SHSE Chair
Terry Eyton
	13,125	nil	200,000	$8,966	nil	$22,091
Audit Chair
Roy Wilkes
	11,250	nil	200,000	$8,966	nil	$20,216
CGNC Chair

(1)	The Company granted stock options on April 14, 2016 under our Incentive Stock Option Plan at an exercise price of C$0.065 per share for a five year term to the directors named above.
(2)

The assumptions used to calculate share-based payment for April 2016 options were risk-free interest rate 0.60%, expected share price volatility 140%, expected option life 5 years, forfeiture rate 0%, and expected dividend yield 0%.

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

Thomas Patton: On January 1, 2016 Mr. Patton entered into an employment agreement with the Company and its subsidiary, Quaterra Alaska Inc. for a period of one year, which replaced a prior employment agreement dated January 2015. Under the employment agreement, Mr. Patton is entitled to receive an annual base salary of $150,000. Upon the expiration of one year following the date of the employment agreement and each year thereafter, the Company will review Mr. Patton’s salary with a view to its increase, giving consideration to the Company’s financial position and the scope of its activities. Mr. Patton may be eligible to participate in future stock option grants. The Company may terminate the employment of Mr. Patton only for breach of the employment agreement or for cause. Mr. Patton is entitled to two months’ notice of such discharge. If Mr. Patton becomes disabled and unable to perform his regular duties, he shall be entitled to receive his full salary for two months. Upon a change of control, as defined in the employment agreement, Mr. Patton has the right to terminate the employment agreement and receive an amount of money equal to the amount that would have been paid to him during the unexpired term of the Agreement.

Gerald Prosalendis: On April 14, 2016, Mr. Prosalendis entered into an employment agreement with the Company for a period of two years, whereby Mr. Prosalendis receives an annual salary of CAD$225,000. After three months from the date of the employment agreement and every twelve months thereafter, the CEO will conduct a performance review of Mr. Prosalendis which shall include a general performance assessment and possible salary adjustments or bonus payments. Mr. Prosalendis may be eligible to participate in future stock option grants. The Company may terminate the employment of Mr. Prosalendis only for breach of the employment agreement or for cause. Mr. Prosalendis is entitled to two months’ notice of such discharge. If Mr. Prosalendis becomes disabled and unable to perform his regular duties, he shall be entitled to receive his full salary for two months. Upon a change of control, as defined in the employment agreement, Mr. Prosalendis has the right to terminate the employment agreement and receive an amount of money equal to his annual salary for two years, that amount being CAD$450,000.

Lei Wang: Effective January 1, 2016, Lei Wang entered into an employment agreement with the Company for a period of one year, whereby Ms. Wang is entitled to an annual salary of CAD$70,000, which was increased to CAD$90,000 on June 1, 2016. Upon the expiration of one year following the date of the employment agreement, assuming the term is extended by mutual agreement, and each year thereafter, the Company will review Ms. Wang’s salary with a view to its increase, giving consideration to the Company’s financial position and the scope of its activities. Ms. Wang may be eligible to participate in future stock option grants. The Company may terminate the employment of Ms. Wang only for breach of the employment agreement or for cause. Ms. Wang is entitled to two months’ notice of such discharge. If Ms. Wang becomes disabled and unable to perform her regular duties, she shall be entitled to receive her full salary for two months. The agreement does not provide for any benefits upon termination of employment.

Lawrence Page, Q.C.: On July 15, 2011, Mr. Page entered into a consulting agreement with the Company for a period of five years, whereby Mr. Page provides corporate secretarial services to the Company and is entitled to receive an annual fee of CAD$50,000. On July 15, 2016, the consulting agreement was renewed for a period of one year. Mr. Page may be eligible to participate in future stock option grants. Upon a change of control, as defined in the agreement, Mr. Page has the right to terminate the agreement and receive an amount of money equal to his annual salary for one year, that amount being CAD$50,000.

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

D.	EMPLOYEES

During the fiscal years ended December 31, 2016, 2015, 2014 and 2013, we had direct employees as outlined below:

Company	2016	2015	2014	2013
Quaterra Resources Inc.	3	2	2	4
Quaterra Alaska Inc./Singatse Peak Services LLC	5	5	6	9
Minera Agua Tierra S.A. de C.V.	Nil	Nil	Nil	Nil
Quaterra International Limited	Nil	Nil	Nil	Nil
Total	8	7	8	13

E.	SHARE OWNERSHIP

All persons listed in subsection 6.B above beneficially own an aggregate of 6,122,475 Common shares or 3.16% of our common shares outstanding. Dr. Thomas Patton beneficially owns 5,214,762 or 2.70% of our common shares and he has the right to exercise or redeem various stock options that if fully exercised he will beneficially own 7,274,762 common shares of the Company or 3.76% of our outstanding shares. No other director or officer beneficially owns greater than 1% of our common shares.

We grant stock options to directors, officers, employees and consultants who provide services to us, including our subsidiaries, pursuant to our Incentive Stock Option Plan. The purpose of the Incentive Stock Option Plan is to provide increased incentive to contribute to our future success and prosperity, thus enhancing the value of our shares for the benefit of all the shareholders and increasing our ability to attract and retain skilled and motivated individuals in the service of us. Our Incentive Stock Option Plan is a “rolling” plan through which the maximum number of issuable shares underlying options is equal to 10% of our outstanding shares. As of December 31, 2016, there were 15,650,000 options outstanding under the Incentive Stock Option Plan.

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

As of December 31, 2016, approximately 57% of our common shares were held in Canada and approximately 43% of our common shares were held in the U.S., with the balance held in various other countries.

There are no arrangements known to us that may, at a subsequent date, result in a change in control.

B.	Related Party Transactions

The Company amended the service agreement (the “Manex Agreement”) with related party Manex Resource Group (“Manex”). These services are provided in the normal course of operations for consideration established and accepted by the Company and Manex. On February 9, 2012, the Company renewed the Manex Agreement with Manex at agreed market rates for a five-year term expiring August 31, 2017. The Manex Agreement amended further on September 1, 2013, March 1, 2014 and January 1, 2015 to reduce the fee for services to a monthly rate of CAD$5,000 with the monthly office lease remaining at CAD$8,000. The Company may terminate the services portion of the Manex Agreement upon 30 day notice without penalty, and the office lease portion of the Manex Agreement by paying Manex the lesser of CAD$96,000 or a total fee owing for the remainder of the lease term (through August 31, 2017). During the year ended December 31, 2016 the Company paid $117,000 to Manex. Manex is located at the same address as the Company at Suite 1100, 1199 West Hastings Street, Vancouver, British Columbia, V6E 3T5. We believe the terms of the Manex Agreement are similar to that which would be obtainable from an unrelated party.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

Financial Statements

The consolidated statements of financial position of Quaterra Resources Inc. as of December 31, 2016 and 2015 and the consolidated statements of comprehensive loss, changes in equity and cash flows of Quaterra Resources Inc. for the years ended December 31, 2016, 2015, and 2014, as well as the auditors’ report thereon, are presented at Item 17 of this annual report.

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

Significant Changes

Except as otherwise disclosed in this annual report, including under Item 5. “Operating and Financial Review and Prospects”, there has been no significant change in our financial position since December 31, 2016.

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

The following table set forth the price history of our common shares for the periods indicated.

	TSX Venture Exchange (C$)		NYSE MKT (US$)		OTCQX (US$)
Annual Periods	High	Low	High	Low	High	Low
Fiscal Year Ended	0.085	0.05	-	-	0.07	0.0361
December 31, 2016
Fiscal Year Ended	0.145	0.035	-	-	0.10	0.03
December 31, 2015
Fiscal Year Ended	0.11	0.035	-	-	0.089	0.03
December 31, 2014
Fiscal Year Ended	0.36	0.065	0.37	0.07	-	-
December 31, 2013
Fiscal Year Ended	0.74	0.32	0.71	0.32	-	-
December 31, 2012

Quarterly Periods
Fiscal Year Ended
December 31, 2016
First Quarter	0.085	0.05	-	-	0.06	0.0361
Second Quarter	0.085	0.055	-	-	0.0659	0.0389
Third Quarter	0.085	0.065	-	-	0.07	0.0452
Fourth Quarter	0.08	0.06	-	-	0.06	0.042
Fiscal Year Ended
December 31, 2015
First Quarter	0.05	0.035	-	-	0.05	0.03
Second Quarter	0.115	0.035	-	-	0.10	0.03
Third Quarter	0.145	0.065	-	-	0.10	0.04
Fourth Quarter	0.095	0.065	-	-	0.08	0.04
			-	-
Monthly Periods
February 2017	0.15	0.085	-	-	0.114	0.065
January 2017	0.095	0.07	-	-	0.0725	0.049
December 2016	0.075	0.06	-	-	0.0589	0.045
November 2016	0.075	0.06	-	-	0.052	0.042
October 2016	0.08	0.06	-	-	0.06	0.046
September 2016	0.08	0.065	-	-	0.0629	0.0471

B.	Plan of Distribution

Not applicable.

C.	Markets

See subsection 9.A. “Offer and Listing Details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

For individuals whose entire income from sources outside the United States consists of qualified passive income whose total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and for whom an election is made under section 904(j), the limitation on credit does not apply.

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

Disclosure Controls and Procedures

Our management carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the fiscal year covered by this report. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2016, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) as such term is defined in Rule 13a-15(f) or Rule 15d-15(f) promulgated under the Exchange Act. Management (under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer) assessed the effectiveness of our ICFR as of December 31, 2016, using the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO 2013 framework). Based on this assessment, our management concluded that our ICFR were effective as of December 31, 2016.

This annual report does not include an attestation report of our registered public accounting firm regarding our ICFR. Our management's report was not subject to attestation by our registered independent public accounting firm because we are not an accelerated filer or large accelerated filer and exempt as an Emerging Growth Company.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the fiscal year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee financial expert

Our Board of Directors has determined that Terrence Eyton is an “audit committee financial expert”, as defined in Item 16A(b) of Form 20-F, serving on the Audit Committee of the Company as within the criteria prescribed under SEC.

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

The following table shows the aggregate fees billed to us by our independent auditor PricewaterhouseCoopers LLP for 2016, and Smythe LLP, Chartered Professional Accountants in 2015, in each of the last two fiscal years.

CAD$	Year ended December 31,
	2016	2015
Audit Fees	$42,500	$49,500
Audit-Related Fees	Nil	$14,500
Tax Fees	Nil	$2,500
All Other Fees	-	-

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

Effective October 7, 2016, Smythe LLP, Chartered Professional Accountants, resigned as auditor upon request of the Company. The audit report of Smythe LLP on the financial statements of the Company for the fiscal years ended December 31, 2015 and December 31, 2014 did not contain any reservation. Smythe LLP has not reported on any financial statements of the Company subsequent to December 31, 2015, the most recently completed period for which its audit report was issued. During the Company’s two most recent fiscal years and the subsequent interim period preceding Smythe’s resignation, there were no disagreements between the Company and Smythe LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. PricewaterhouseCoopers LLP, Chartered Professional Accountants, was appointed as the successor auditor on October 7, 2016. The decision to change auditors was considered and approved by the Audit Committee and the Board of Directors of the Company.

Item 16G.	Corporate Governance

Not applicable.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

ITEM 18.	FINANCIAL STATEMENTS

Not applicable.

ITEM 19.	EXHIBITS

The following documents are filed as exhibits to this annual report on Form 20-F:

Exhibit
Number	Description of Exhibit

1.1	Articles of Quaterra Resources Inc., dated December 11, 2007 (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form 8-A12G (0-55319) filed February 5, 2014).

1.2	Notice of Articles of Quaterra Resources Inc., dated June 30, 2016 (filed herewith)

2	Shareholder Rights Plan, dated June 12, 2013 (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form 8-A12G (0-55319) filed February 5, 2014).

4.1

Amended and Restated Service Agreement between Manex Resource Group and Quaterra Resources Inc. dated as of February 9, 2012 as amended September 1, 2013, March 1, 2014 and January 1, 2015 (incorporated by reference to Exhibit 4 to the Company’s Form 20-F (0-55139) filed on April 1, 2016).

8	List of Subsidiaries (filed herewith)

12.1	Certification of the principal executive officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)

12.2	Certification of the principal financial officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)

Exhibit
Number	Description of Exhibit

13.1	Certification of the principal executive officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

13.2	Certification of the principal financial officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUATERRA RESOURCES INC.

Dated: March 31, 2017	By: /s/ Lei Wang
Lei Wang
Chief Financial Officer

(An Exploration Stage Company)

Audited Consolidated Financial Statements

For the year ended December 31, 2016

(In U.S. Dollars, tabular amounts in thousands unless otherwise noted)

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

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the Company’s consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and has expressed its opinion in the independent auditor’s report.

“Thomas C. Patton” (signed)	“Lei Wang” (signed)
Thomas C. Patton	Lei Wang
President and Chief Executive Officer	Chief Financial Officer

March 29, 2017
Vancouver, British Columbia, Canada

March 30, 2017

Independent Auditor’s Report

To the Shareholders of Quaterra Resources Inc.

We have audited the accompanying consolidated financial statements of Quaterra Resources Inc. which comprise the consolidated statement of financial position as at December 31, 2016 and the consolidated statements of loss and comprehensive loss, cash flows and changes in equity for the year then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. We were not engaged to perform an audit of the company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

52

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Quaterra Resources Inc. as at December 31, 2016 and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Professional Accountants

53

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF QUATERRA RESOURCES INC.

We have audited the accompanying consolidated financial statements of Quaterra Resources Inc., which comprise the consolidated statement of financial position as at December 31, 2015 and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years ended December 31, 2015 and 2014, and a summary of significant accounting policies and other explanatory information.

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

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

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

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Quaterra Resources Inc. as at December 31, 2015, and its financial performance and its cash flows for the years ended December 31, 2015 and 2014 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Chartered Professional Accountants

Vancouver, Canada
March 24, 2016

54

Quaterra Resources Inc.
Consolidated Statements of Financial Position
(In thousands of U.S. Dollars)

	Note	December 31, 2016	December 31, 2015
Assets		$	$

Current assets:
Cash and cash equivalents		6,665	4,522
Other receivable		3	5
Amounts due from exploration partner		-	48
Amounts due from Freeport-McMoRan Mineral Properties		-	1,935
Marketable securities	3 (f)	132	-
Prepaid expenses		47	81
		6,847	6,591
Non-current assets:
Equipment		-	14
Mineral properties	3	27,597	30,300
Reclamation bonds		70	52
		27,667	30,366
Total Assets		34,514	36,957

Liabilities
Current liabilities:
Accounts payable and accrued liabilities		111	526
Convertible notes	5	540	379
Loan payable	4	540	515
		1,191	1,420
Non-current liability
Derivative liability - warrants	6	938	1,392
		938	1,392
Total Liabilities		2,129	2,812
Shareholders' Equity
Share capital		100,051	100,051
Share-based payment reserve		18,560	18,424
Accumulated comprehensive loss		(31)	-
Deficit		(86,195)	(84,330)
		32,385	34,145
Total Liabilities and Shareholders' Equity		34,514	36,957

(See the accompanying notes to the consolidated financial statements)

Approved on behalf of the Board of Directors on March 29, 2017:

/s/ “Thomas Patton”	/s/“Terrence Eyton”
Director	Director

Quaterra Resources Inc.
Consolidated Statements of Loss and Comprehensive Loss
(In thousands of U.S. Dollars, except for shares and per share amounts)

		Year ended December 31,
	Note	2016	2015	2014
		$	$	$
General administrative expenses
Administration and general office expense		300	274	316
Consulting		92	160	34
Depreciation		14	10	30
Investor relations and communications		69	72	78
Personnel costs		419	720	908
Professional fees		199	275	570
Share-based payments	8 (a)	136	208	220
Transfer agent and regulatory fees		43	63	96
Travel and promotion		70	78	40
		(1,342)	(1,860)	(2,292)

Exploration partner fees	3 (e)	25	25	20
Fair value gain (loss) on derivative liability		454	(1,207)	597
Foreign exchange gain		23	70	182
General exploration costs		(6)	(18)	(366)
Gain (loss) on disposal of assets	2 (a), 3(e, f)	536	(42)	2,861
Impairments	3 (f, g)	(1,480)	-	(3,027)
Interest expense		(75)	(72)	(116)
		(523)	(1,244)	151
Net loss for the year		(1,865)	(3,104)	(2,141)
Other comprehensive loss
Items that maybe reclassified to profit and loss
Net change in fair value of marketable securities	3 (c)	(31)	-	-
Comprehensive loss for the year		(1,896)	(3,104)	(2,141)
Loss per share - basic and diluted		(0.01)	(0.02)	(0.01)
Weighted average number of common shares outstanding		193,479,416	193,479,416	193,479,416

(See the accompanying notes to the consolidated financial statements)

Quaterra Resources Inc.
Consolidated Statements of Cash Flows
(In thousands of U.S. Dollars)

	Year ended December 31,
	2016	2015	2014
	$	$	$
Operating activities
Net loss for the year	(1,865)	(3,104)	(2,141)
Items not involving cash:
Depreciation	14	10	30
Loss (gain) on disposal of equipment	-	42	(5)
Fair value (gain) loss on derivative liability	(454)	1,207	(597)
Gain on disposal of assets	(536)	-	(2,854)
Impairments of mineral properties	1,480	-	3,026
Interest expense	70	83	65
Share-based payments	136	208	220
	(1,155)	(1,554)	(2,256)
Changes in non-cash working capital
Other receivable	2	(1)	10
Prepaid expenses	34	(15)
Accounts payable and accrued liabilities	92	(197)	(64)
Cash used in operating activities	(1,027)	(1,767)	(2,310)

Financing activities
Other payable	-	-	460
Loan payable	-	500	(550)
Cash provided by financing activities	-	500	(90)

Investing activities
Expenditures on mineral properties	(5,145)	(3,684)	(1,673)
Recovery from exploration partners	48	(22)	17
Proceeds from option agreement	5,075	4,575	2,382
Proceeds from sale of mineral properties	3,000	3,500	2,391
Net proceeds from disposal of assets	343	-	35
Reclamation bonds	(18)	9	78
Cash provided by in investing activities	3,303	4,378	3,230
Effect of foreign exchange on cash	(133)	(72)	(117)

Increase in cash and cash equivalents	2,143	3,039	713

Cash and cash equivalents, beginning of year	4,522	1,483	770

Cash and cash equivalents, end of year	6,665	4,522	1,483
Supplemental cash flow information (Note 12)

(See the accompanying notes to the consolidated financial statements)

Quaterra Resources Inc.
Consolidated Statements of Changes in Equity
(In thousands of U.S. Dollars, except for shares)

	Common Shares			Accumulated
			Share-based	other
			payment	comprehensive
	Number of	Amounts	reserve	loss	Deficit	Total
	Shares	($)	($)	($)	($)	($)

Balance, December 31, 2013	193,479,416	100,051	16,782	-	(79,085)	37,748
Share-based payments	-	-	220	-	-	220
Net loss for the year	-	-	-	-	(2,141)	(2,141)
Balance, December 31, 2014	193,479,416	100,051	17,002	-	(81,226)	35,827
Share-based payments	-	-	208	-	-	208
Derivative liability - warrants	-	-	1,214	-	-	1,214
Net loss for the year	-	-	-	-	(3,104)	(3,104)
Balance, December 31, 2015	193,479,416	100,051	18,424	-	(84,330)	34,145
Share-based payments	-	-	136	-	-	136
Other comprehensive loss	-	-	-	(31)	-	(31)
Net loss for the year	-	-	-	-	(1,865)	(1,865)
Balance, December 31, 2016	193,479,416	100,051	18,560	(31)	(86,195)	32,385

(See the accompanying notes to the consolidated financial statements)

Quaterra Resources Inc.
Notes to the consolidated financial statements
For the year ended December 31, 2016
(In U.S. Dollars; tabular amounts in thousands except for shares and per share amounts)

1.	NATURE OF OPERATIONS

Quaterra Resources Inc. (“Quaterra” or the “Company”) was incorporated in British Columbia, Canada, under the Business Corporations Act (British Columbia) on May 11, 1993. The Company is a copper exploration company working on mineral properties it has acquired by way of option agreements and claim staking in Nevada, United States.

The Company defers all acquisition, exploration and evaluation costs related to the properties on which it is conducting exploration. The nature of the Company’s operations requires significant expenditures for the acquisition, exploration, and development of those mineral properties. To date, the Company has not earned significant revenue and is considered to be in the exploration stage. The underlying value of the amounts recorded as mineral properties and the Company’s continued existence is dependent upon the existence of economically recoverable mineral reserves and the ability of the Company to acquire new properties and obtain funding to complete the exploration activities. The carrying value of the Company’s mineral properties does not reflect current or future values.

The primary office of the Company is located at 1199 West Hastings Street, Suite 1100, Vancouver, British Columbia, Canada, V6E 3T5.

2.	SIGNIFICANT ACCOUNTING POLICIES AND FUTURE ACCOUNTING CHANGES

Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The accounting policies applied in the preparation of these consolidated financial statements are set out below and have been applied consistently to all the years presented, unless otherwise stated.

a)	Basis of presentation and consolidation

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as available-for-sale and the derivative financial liability, which are stated at their fair values.

These consolidated financial statements incorporate the financial statements of Quaterra and its subsidiaries:

			Percentage of ownership
		Place of	at December 31,
Name of subsidiary	Principal activity	incorporation	2016	2015
Quaterra Alaska Inc.	Exploration	United States	100%	100%
Singatse Peak Services LLC	Exploration	United States	100%	100%
Quaterra International Limited	Holding company	British Virgin Islands	100%	100%
QTA International Nieves Limited	Holding company	British Virgin Islands	100%	100%
Minera Agua Tierra SA de CV (1)	Exploration	Mexico	-	100%
Minera Stockwork de Plata, SA de CV (2)	Holding company	Mexico	-	100%

(1)	Agua Tierra SA de CV was sold to a private Mexican entity on January 15, 2016 for gross proceeds of $500,000.
(2)	Minera Stockwork de Plata, SA de CV was liquidated.

Quaterra Resources Inc.
Notes to the consolidated financial statements
For the year ended December 31, 2016
(In U.S. Dollars; tabular amounts in thousands except for shares and per share amounts)

The Company consolidates an entity when it has power over that entity, is exposed, or has rights, to variable returns from its involvement with that entity and has the ability to affect those returns through its power over that entity. All material intercompany transactions, balances and expenses are eliminated on consolidation.

b)	Accounting estimates and judgments

The preparation of the financial statements in conformity with IFRS requires the use of estimates and judgments that affect the amounts reported and disclosed. These estimates and judgments are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience. Although the Company regularly reviews the estimates and judgments made that affect these financial statements, actual results may be materially different.

The areas where estimates are significant to the consolidated financial statements relate to, but are not limited to, the following:

(i)	Carrying value of mineral properties and impairment assessment

The assessment of the impairment indicators involves the application of a number of estimates and assumptions such as metal price trends, plans for properties and the results of exploration and evaluation to date.

(ii)	Fair value of derivative liabilities

Fair value of derivative liabilities that are not traded in an active market is determined by using a valuation technique. Management makes estimates and utilizes assumptions in determining the fair value for share-based payments, warrants and the (gain) loss on the revaluation of the derivative liability in determining inputs to be used for the Black-Scholes option pricing model.

The critical judgements that the Company has made are related to the economic recoverability of the mineral properties, the determination of functional currency for the Company and its subsidiaries and the assumption of no material restoration, rehabilitation and environmental exposure.

c)	Translation of foreign currencies

The Company’s presentation currency is the U.S. dollar (“$” or “USD”). Items included in the consolidated financial statements of the Company and each of its subsidiaries are measured in each entity’s functional currency which is the currency of the primary economic environment the entity operates. The functional currency and all of its subsidiaries is USD.

In preparing the financial statements, transactions in currencies other than an entity’s functional currency (“foreign currencies”) are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary assets and liabilities are translated using the period end foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are included in the statement of loss.

d)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank deposits and highly liquid investments with an original maturity of 90 days or less.

Quaterra Resources Inc.
Notes to the consolidated financial statements
For the year ended December 31, 2016
(In U.S. Dollars; tabular amounts in thousands except for shares and per share amounts)

e)	Exploration and evaluation assets

Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are capitalized on an individual property basis until the property is put into production, sold, abandoned, or determined to be impaired. Administration costs and general exploration costs are expensed as incurred.

When technical feasibility and commercial viability of extracting a mineral resources are demonstrable, the exploration and evaluation costs are transferred to property and equipment. When a property is placed into commercial production, capitalized costs will be depleted using the units-of-production method.

Proceeds from the sale of properties or cash proceeds received from farm-out agreements are recorded as a reduction of the related mineral interest, with any excess proceeds accounted for in net income (loss).

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, or title may be affected by undetected defects.

f)	Impairment

The Company’s assets are reviewed for indication of impairment at each reporting date. If any such indication exists, an estimate of the recoverable amount is undertaken, being the higher of an asset’s fair value less costs of disposal and value in use. If the asset’s carrying amount exceeds its recoverable amount then an impairment loss is recognized in the statement of loss.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that this does not exceed the original carrying amount that if no impairment loss had been recognized.

g)	Convertible notes

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

h)	Share-based payments

Share-based payments to employees are measured at the fair value of the equity instruments issued and are amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or at the fair value of the equity instruments issued (if it is determined the fair value of the goods or services measured), and are recorded at the date the goods or services are received. The offset to the recorded cost is to share-based payment reserve. If and when the stock options or warrants are ultimately exercised, the applicable amount of reserve is transferred to share capital.

Quaterra Resources Inc.
Notes to the consolidated financial statements
For the year ended December 31, 2016
(In U.S. Dollars; tabular amounts in thousands except for shares and per share amounts)

i)	Financial instruments

Financial instruments are classified as one of the following: fair value through profit or loss (“FVTPL”), held- to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are measured at fair value on initial recognition.

Financial assets and liabilities designated as FVTPL are subsequently measured at fair value with changes in fair value recognized in net loss. Financial assets designated as “available-for-sale” are subsequently measured at fair value with unrealized gains and losses recognized in other comprehensive loss.

Financial assets designated as “loans and receivables” or “held-to-maturity”, and financial liabilities designated as “other financial liabilities” are measured at amortized cost.

The Company has classified cash and cash equivalents, other receivable and amounts due as “loans and receivables”; marketable securities as “financial assets at FVTPL”; accounts payable and accrued liabilities, loan payable as “other financial liabilities”; and derivative liability as “held-for-trading”.

j)	Provisions

Provisions are recognized when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation.

The Company had no material provisions at December 31, 2016 and 2015.

k)	Earnings (loss) per share

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

l)	Income tax

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

Quaterra Resources Inc.
Notes to the consolidated financial statements
For the year ended December 31, 2016
(In U.S. Dollars; tabular amounts in thousands except for shares and per share amounts)

Recent and Future Accounting Changes

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective.

IFRS 9, Financial Instruments, replaces the current standard, IAS 39 Financial Instruments: Recognition and Measurement. The new standard replaces the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value. The standard is effective for annual periods beginning on or after January 1, 2018, with an early adoption permitted. The Company is currently assessing the impact of this standard on its financial statements.

IFRS 16, Leases, specifies how a Company will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17 Leases. The standard is effective for annual periods beginning on or after January 1, 2019. The Company is currently assessing the impact of this standard on its financial statements.

3.	MINERAL PROPERTIES

The Company has a 100% interest in four copper properties, MacArthur, Yerington, Bear and Wassuk, collectively the “Yerington Assets”, which are located in the Yerington District, Nevada, and held by its wholly owned subsidiary, Singatse Peak Services LLC (“SPS”).

On June 16, 2014, the Company announced a Membership Interest Option Agreement (the “Option Agreement”) with Freeport-McMoRan Nevada LLC (“Freeport Nevada”) whereby Freeport Nevada could earn an initial 55% interest in SPS by funding a three-stage exploration work program totaling $40.75 million. Should Freeport Nevada elect it can earn a further 20% by funding $97.85 million in SPS, or complete a feasibility study, whichever comes first. Alternatively Freeport Nevada can choose to fund with Quaterra proportional to their 55% and 45% respective interest. After Freeport Nevada has earned a 75% interest, Quaterra may elect to fund 25% of the project expenditures or transfer a 5% interest for up to $50 million to Freeport Nevada.

On June 13, 2016, Freeport Nevada extended its option for up to four additional periods of six months each by making total $5.75 million payments to SPS:

•	$1.8 million on June 13, 2016 (received);
•	$1.25 million on December 13, 2016 (received); and
•	$1.35 million each on June 13, 2017 and December 13, 2017, respectively.

Freeport can cancel this option with a 60-day notice to Quaterra.

From June 2014 to December 31, 2016, the Company received a total $12.15 million from Freeport Nevada pursuant to the terms of the Option Agreement with a cash balance of $1.5 million as at December 31, 2016. Funds received were credited to the carrying value of the Yerington Assets. The funds were used for mineral property maintenance, environmental compliance, exploration drilling and office overhead in Yerington.

Details and status of the Option Agreement as of December 31, 2016, are listed below:

Three Stages	Option Period	Funding Requirement	Funds Received
Stage 1	June 13, 2014 – June 13, 2015	$2.5 million	$2.5 million
Stage 2	June 13, 2015 – June 13, 2016	$6.6 million	$6.6 million
Stage 2 - extended	June 13, 2016 – June 13, 2018	$5.75 million	$3.05 million
Total		$14.85 million	$12.15 million

Quaterra Resources Inc.
Notes to the consolidated financial statements
For the year ended December 31, 2016
(In U.S. Dollars; tabular amounts in thousands except for shares and per share amounts)

Total mineral property maintenance and exploration costs are listed in the table below:

		United States				Mexico
Mineral Properties	MacArthur	Yerington	Bear	Wassuk	Other	Nieves	Total
	$	$	$	$	$	$	$
December 31, 2014	20,079	9,702	443	529	1,549	2,365	34,667
Option payments	(1,708)	(617)	(46)	-	-	-	(2,371)
Balance, December 31, 2014	18,371	9,085	397	529	1,549	2,365	32,296
Additions:
Property maintenance	368	203	750	131	13	2	1,467
Geological & mapping	-	11	672	-	-	21	704
Geophysical & survey	-	-	228	-	-	-	228
Assay & labs	2	-	62	-	-	-	64
Drilling	(41)	-	1,495	-	-	-	1,454
Technical study	-	16	146	-	-	-	162
	329	230	3,353	131	13	23	4,079
Option payments / instalment	(368)	(231)	(3,976)	-	-	(1,500)	(6,075)
Balance, December 31, 2015	18,332	9,084	(226)	660	1,562	888	30,300
Additions:
Property maintenance	150	63	1,388	152	-	-	1,753
Geological & mapping	-	376	732	-		-	1,108
Geophysical & survey	79	154	46	-		-	279
Assay & labs	4	1	80	-		-	85
Drilling	-	-	1,150	-		-	1,150
Technical study	47	78	322	-		-	447
	280	672	3,718	152	-	-	4,822
Disposal					(82)	-	(82)
Impairments	-	-	-	-	(1,480)	-	(1,480)
Option payments / instalment	(1,075)	(356)	(3,492)	(152)	-	(888)	(5,963)
Balance, December 31, 2016	17,537	9,400	-	660	-	-	27,597

a) MacArthur Copper, Nevada

The Company entered into an option agreement with North Exploration LLC dated September 2005 to acquire the MacArthur property for $2.2 million. The Company had completed and earned in a 100% interest in the MacArthur property in January 2015.

The property is subject to a 2% net smelter return royalty (“NSR”), which may be reduced to a 1% NSR royalty for a consideration of $1.0 million.

Quaterra Resources Inc.
Notes to the consolidated financial statements
For the year ended December 31, 2016
(In U.S. Dollars; tabular amounts in thousands except for shares and per share amounts)

b) Yerington Copper, Nevada

The Company acquired a 100% interest in the Yerington property from the Arimetco bankruptcy proceeding in April 2011 for $500,000 cash and 250,000 common shares of Quaterra.

The acquisition followed years of due-diligence studies and negotiations with state and federal agencies and the receipt of Bona Fide Prospective Purchase (“BFPP”) letters from the U.S. Environmental Protection Agency (“EPA”), the Nevada Division of Environmental Protection (“NDEP”) and the Bureau of Land Management (“BLM”) to protect SPS from liability emanating from activities of the former mine owners and operations.

The property has a 2% NSR royalty capped at $7.5 million on commencement of commercial production.

c) Bear Copper, Nevada

Bear Deposit consists of five option agreements covering private land in Yerington, Nevada. Under the terms of these option agreements, the Company is required to make approximately $6.24 million in cash payments over ten years ($2.82 million paid) in order to maintain the exclusive right to purchase the land, mineral rights and certain water rights and to conduct mineral exploration on these properties. Aggregate payments due under the five option agreements by year are as follows:

•	$329,258 due in 2013 (paid);
•	$341,258 due in 2014 (paid);
•	$788,258 due in 2015 (paid);
•	$1,363,258 due in 2016 (paid);
•	$895,258 due in 2017;
•	$975,258 due in 2018;
•	$1,012,000 due in 2019;
•	$512,000 due in 2020, and
•	$12,000 each due in 2021 and 2022, respectively.

d) Wassuk Copper, Nevada

The Company has an option to earn an interest in certain unpatented mining claims in Lyon County, Nevada, over ten years and is required to make $1.51 million in cash payments ($650,000 paid) and incur a work commitment of $300,000 ($nil incurred) by August 1, 2018 as below:

•	$390,000 prior payments before August 23, 2013 (paid);
•	$80,000 each on or before August 1, 2014 and 2015 (paid);
•	$100,000 on or before August 1, 2016 (paid);
•	$200,000 each on or before August 1, 2017 and 2018; and
•	$230,000 each on or before August 1, 2019 and 2020, respectively.

The property is subject to a 3% NSR royalty upon commencing commercial production, which can be reduced to a 2% NSR royalty in consideration for $1.5 million.

e) Nieves Silver Concessions, Mexico

On December 29, 2014, the Company entered into a Stock Purchase Agreement (“Nieves Agreement”) to sell its 50% interest in the Nieves property to its exploration partner Blackberry Ventures 1, LLC (“Blackberry”) for $4.0 million. Under the terms of the Nieves Agreement, the Company would receive four equal instalment payments of $1.0 million each on December 29, 2014 (received), March 1, 2015 (received), September 1, 2015 (received $500,000) and March 1, 2016 (received in June 2016). Blackberry would earn an additional 12.5% interest in the Nieves property upon completion of each payment.

Quaterra Resources Inc.
Notes to the consolidated financial statements
For the year ended December 31, 2016
(In U.S. Dollars; tabular amounts in thousands except for shares and per share amounts)

Since September 2015, the Company had extended the 3rd and 4th instalment to a later date; in May 2016 the Company agreed to reduce the remaining payments from $1.5 million to $1.0 million, subject to certain conditions. On June 30, 2016, the Nieves Agreement was concluded with the final $1.0 million tranche received from Blackberry.

During the year ended December 31, 2016, Blackberry paid a $25,000 penalty for a delay in payment, $30,000 interest at 6% per annum on the amounts owed, and reimbursed $77,724 geological personnel costs paid by the Company for the period August 1, 2015, to March 31, 2016.

The Company no longer holds any interest in assets in Mexico.

f) Herbert Gold, Alaska

The Company acquired a 100% interest in Herbert Gold property through an option agreement dated November 12, 2007, and entered into a joint venture agreement with Grande Portage Resources Ltd. (“Grande Portage”), a publicly listed company on TSX-V, in October 2011. In June 2012 Grande Portage earned its 65% interest in the property by spending $1.25 million in exploration according to the joint venture agreement.

On July 29, 2016, the Company completed the sale of its 35% interest in the Herbert Gold property to Grande Portage for a consideration of 1,182,331 common shares of Grande Portage. As the result of this sale, a $1.45 million impairment was recorded.

These Grande Portage shares are recorded as marketable securities, classified as available-for-sale, and recorded at fair market value determined by reference to their closing share price at each reporting date. Any fair value gain or loss is recognized in the other comprehensive income (loss) at each reporting date.

During the year ended December 31, 2016, $30,921 loss was recognized:

	Number	Fair value
	of shares	($)
December 31, 2015	-	-
Addition	1,182,331	163
Revaluation	-	(31)
December 31, 2016	1,182,331	132

g) Other Mineral Properties

On October 3, 2014, Freeport-McMoRan Mineral Properties Inc. (“FMMP”) acquired the remaining interests in three of the Company’s mineral properties for $5 million. $1.0 million was received on Oct 3, 2014, the remaining $4.0 million was payable in $500,000 tranches every three months commencing on January 1, 2015. The Company recorded the present value of the $5 million at 5% and accreted interest to income on the effective interest method. In connection with this transaction, the Company issued to FMMP 19 million share purchase warrants.

Quaterra Resources Inc.
Notes to the consolidated financial statements
For the year ended December 31, 2016
(In U.S. Dollars; tabular amounts in thousands except for shares and per share amounts)

During the year ended December 31, 2016, the Company received $2.0 million and accrued $79,788 interest income related to the receivable. On October 4, 2016, the final tranche of $500,000 was received and the 19 million warrants issued to FMMP were fully vested.

$34,324 Reveille gold property was written off due to its inactive status with no foreseeable exploration plan.

4.	LOAN PAYABLE

On May 8, 2015, the Company entered into a $500,000 secured note (“Loan Payable”) with Freeport Nevada in order to facilitate a real property interest acquisition within the Bear Deposit area.

The Loan Payable bears a simple interest at a rate of 5% per annum and is due 180 days following written notice of termination of the Option Agreement by Freeport Nevada. The Company can extend repayment by 180 days by paying an extension fee of 5% of the outstanding principal and provided the interest accrued does not exceed $100,000.

In the event Freeport Nevada elects to enter Stage 3 of the Option Agreement, the $500,000 may be credited to the Freeport Nevada future funding obligation.

5.	CONVERTIBLE NOTES

On July 2, 2014, the Company closed a non-brokered private placement of 500 units for gross proceeds of $500,000. Each unit was priced at $1,000 and comprised of one non-transferable convertible redeemable promissory note (“Note”) and 11,442 non-transferable warrants. Each warrant entitles the holders to purchase one common share of the Company at a price of CAD$0.16 per share until January 2, 2016, subject to an acceleration provision.

The expiry date of the Notes was extended to January 2, 2017 in December 2015, and further extended to January 2, 2018 in December 2016.

The Notes bear simple interest at a rate of 10% per annum. Interest may be paid in cash or shares at the option of the Company, subject to any required exchange approvals in the case of share payments.

The Notes provide the following terms as to conversion or redemption:

(i)	The outstanding principal amount of each Note may be converted by the Note holder into common shares of the Company at the rate of CAD$0.10 per share at any time until maturity.

(ii)

The Notes automatically convert into common shares at CAD$0.10 per share in the event the closing price of the shares is CAD$0.12 or higher for 10 consecutive trading days. Subsequent to December 31, 2016, the conversion clause was triggered (Note 16).

(iii)

The Company may, prior to conversion, redeem the principal amount of the notes outstanding by paying to the holders the principal amount of the Notes together with interest in cash at the rate of 15% per annum calculated to the date of such redemption.

The conversion feature in the notes is an embedded derivative liability requiring separate accounting. At inception, the notes were recorded at a fair value of $298,000 and will be accreted to their face value over time at an effective interest rate of 35%.

Quaterra Resources Inc.
Notes to the consolidated financial statements
For the year ended December 31, 2016
(In U.S. Dollars; tabular amounts in thousands except for shares and per share amounts)

6.	DERIVATIVE LIABILITY

In connection with the convertible note issue on July 2, 2014 and an Asset Purchase Agreement with FMMP on October 3, 2014, the Company issued 5,721,000 and 19,000,000 share purchase warrants to the note holders and FMMP, respectively.

As these warrants are either exercisable in a different currency from the Company’s functional currency, or the number of shares to be issued upon exercising are subject to change, they are classified as derivative liabilities and carried at fair value and revalued at each reporting date.

As of December 31, 2016, the derivative liabilities were revalued at $938,336 using the weighted average assumptions: volatility of 116%, expected term of 1.2 year, discount rate of 0.54% and dividend yield of 0%.

7.	SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares without par value. There were no shares issued in the years ended December 31, 2016 and 2015.

Subsequent to the year ended December 31, 2016, the Company extinguished US$579,972 convertible debt including principal and interest by issuing total 7,489,898 common shares (Note 16).

8.	SHARE-BASED PAYMENTS

a)	Stock options

The Company has a stock option plan under which the Company is authorized to grant stock options of up to 10% of the number of common shares issued and outstanding of the Company at any given time.

The following table presents changes in stock options outstanding and exercisable:

	December 31, 2016		December 31, 2015
	Number of	Weighted Average	Number of	Weighted Average
	Options	Exercise Price (CAD$)	Options	Exercise Price (CAD$)
Outstanding, beginning of year	15,765,000	0.38	15,400,000	0.55
Granted	3,025,000	0.07	2,635,000	0.12
Expired	(2,870,000)	(1.24)	(2,270,000)	(1.25)
Forfeiture	(210,000)	(0.32)	-	-
Outstanding, end of year	15,710,000	0.16	15,765,000	0.38
Exercisable, end of year	15,310,000	0.17	15,765,000	0.38

The following table summarizes stock options outstanding by expiry dates with exercise price at the date of recording in Canadian dollars:

Quaterra Resources Inc.
Notes to the consolidated financial statements
For the year ended December 31, 2016
(In U.S. Dollars; tabular amounts in thousands except for shares and per share amounts)

Exercise Price		Number of Options Outstanding
(CAD$)	Expiry Date	December 31, 2016	December 31, 2015
1.60	March 24, 2016	-	200,000
1.25	August 9, 2016	-	2,370,000
0.90	October 24, 2016	-	300,000
0.50	March 27, 2017	100,000	100,000
0.45	June 28, 2017	2,400,000	2,520,000
0.16	September 19, 2018	3,760,000	3,810,000
0.10	June 25, 2019	2,815,000	2,830,000
0.05	December 31, 2019	1,000,000	1,000,000
0.05	March 26, 2020	200,000	200,000
0.13	July 16, 2020	2,410,000	2,435,000
0.065	April 14, 2021	3,025,000	-
		15,710,000	15,765,000

The Company used the following assumptions in the Black-Scholes option pricing model:

	December 31, 2016		December 31, 2015		December 31, 2014
Weighted average share price	CAD	0.06	CAD	0.09	CAD	0.09
Risk-free interest rate		0.60%		0.48%		1.25%
Expected share price volatility		141%		143%		111%
Expected option life in years		5.0		5.0		5.0
Forfeiture rate		0%		0%		0%
Expected dividend yield		0%		0%		0%

Share-based payment expenses were allocated as follows:

	Year ended December 31,
	2016	2015	2014
	$	$	$
Consultants	30	38	11
Directors and officers	85	146	178
Employees	21	24	31
	136	208	220

b)	Share purchase warrants

The following table summarizes information about warrants outstanding with a weighted average exercise price of $0.14 as of December 31, 2016 and 2015:

Quaterra Resources Inc.
Notes to the consolidated financial statements
For the year ended December 31, 2016
(In U.S. Dollars; tabular amounts in thousands except for shares and per share amounts)

			Number of Warrants
Expiry date		Exercise price	December 31, 2016	December 31, 2015
January 2, 2018	CAD	0.16	5,721,000	5,721,000
September 13, 2018		$0.15	29,810,000	29,810,000
October 3, 2019		$0.16	19,000,000	19,000,000
			54,531,000	54,531,000

9.	RELATED PARTY TRANSACTIONS

a)

Key management comprises directors and executive officers. In the event of a change of control, certain executive officers are entitled to termination benefits equal to the amount that would have been paid during the unexpired term of their employment agreement, and others to the equivalent of either one or two years’ salary. The Company has no post-employment benefits and other long-term employee benefits. Compensation awarded to key management was as follows:

	Year ended December 31,
	2016	2015	2014
	$	$	$
Salaries	367	517	583
Directors' fees	36	18	-
Share-based payments	85	146	179
	488	681	762

b)

Manex Resource Group (“Manex”) is a private company owned by the Company’s Corporate Secretary Mr. Lawrence Page. It provides office space and general office and administrative services for a monthly fee of CAD$13,000 of which CAD$5,000 can be cancelled with a 30-day notice.

10.	SEGMENTED INFORMATION

The Company has one business segment, the exploration of mineral properties. As of December 31, 2016, all the Company’s significant non-current assets are located in the United States.

11.	COMMITMENTS AND CONTINGENCIES

a)

The Company has a five-year service agreement with Manex ending on August 31, 2017, at a monthly rate of CAD$8,000. The Company may terminate the service agreement by paying Manex CAD$64,000 as of December 31, 2016.

b)

To acquire certain mineral property interests in Nevada (Note 3), the Company must make optional acquisition expenditures in order to satisfy the terms of existing option agreements, failing which the rights to such mineral properties will revert back to the property vendors.

Quaterra Resources Inc.
Notes to the consolidated financial statements
For the year ended December 31, 2016
(In U.S. Dollars; tabular amounts in thousands except for shares and per share amounts)

12.	SUPPLEMENTAL CASH FLOW INFORMATION

	December 31, 2016	December 31, 2015	December 31, 2014
Non-cash items	$	$	$
Exploration expenditures included in accounts payable	72	398	3
Warrant derivative liability	-	1,280	-
Extension of convertible note	-	215	-

13.	DEFERRED INCOME TAXES

	a)	A reconciliation of income tax provision computed at Canadian statutory rates to the reported income tax provision is provided as follows:

	2016	2015

Loss for the year	$1,865	$3,104
Canadian statutory tax rate	26%	26%
Income tax benefit computed at statutory rates	(485)	807
Foreign tax rates different from statutory rates	(145)	78
Expired losses	-	(599)
Other	(77)	1,877
Rate difference between current and deferred taxes	(138)	(34)
Foreign exchange gains or losses	-	(872)
Permanent differences	513	(55)
Unused tax losses and tax offsets not recognized in tax asset	332	(1,202)
	$-	$-

The Company recognizes tax benefits on losses or other deductible amounts generated in countries where it is probable the deferred tax assets will be recovered. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	2016	2015

Non-capital losses	$33,583	$52,980
Share issue costs	17	410
Tax value over book value of mineral properties	4,329	4,246
Tax value over book value of equipment	69	561
Tax value over book value of investments	73	21
	-	-
Unrecognized deductible temporary differences	$38,071	$58,218

Quaterra Resources Inc.
Notes to the consolidated financial statements
For the year ended December 31, 2016
(In U.S. Dollars; tabular amounts in thousands except for shares and per share amounts)

The Company’s unused non-capital losses expire as follows:

	Canada	United States
2022 - 2026	$520	$758

2027 - 2036	15,885	15,592

Total	$16,405	$16,350

The Company’s unused capital losses of $8.0 million are available to carry forward indefinitely.

14.	CAPITAL MANAGEMENT

The Company considers its capital to be equity, comprising share capital, reserves and deficit. The Company’s objectives are to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and to maximize shareholder return through enhancing the share value.

The Company manages capital through its budgeting and forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities.

To maintain its objectives, the Company may issue new shares, adjust capital spending, acquire or dispose of assets. There is no assurance that these initiatives will be successful.

There was no change in the Company’s approach to capital management during the year ended December 31, 2016. The Company is not subject to any externally imposed capital requirements.

15.	FINANCIAL INSTRUMENT RISK

The board of directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company examines the various financial instrument risk to which it is exposed and assesses the impact and likelihood of those risks.

a) Interest rate risk

The Company’s cash is held in bank accounts that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value as of December 31, 2016. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting cash flows. Cash is invested in highly liquid investments which are available to discharge obligations when they come due.

Quaterra Resources Inc.
Notes to the consolidated financial statements
For the year ended December 31, 2016
(In U.S. Dollars; tabular amounts in thousands except for shares and per share amounts)

c) Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

The Company is exposed to credit risk through its cash and cash equivalents which are held in large Canadian financial institutions that have high credit ratings assigned by international credit ratings agencies. The Company believes this credit risk is insignificant.

16.	SUBSEQUENT EVENT

On February 28, 2017, the convertible notes were automatically converted to common shares of Quaterra at a price of CAD$0.10 per share. As a result, total 7,489,898 common shares are issued among which 880,898 shares are related to the interest payment. In addition, $53,315 interest was paid in cash.