Form 20-F
period 2017-12-31
QUATERRA RESOURCES INC
filed 2018-03-29
CIK 1339688

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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
Phone (604) 641-2747 and Fax (604) 641-2740
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 200,969,314 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
Yes   [X ]  No  [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [ X ]
Emerging growth company [ X ]

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

i

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

Reserve(s):	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

Reverse circulation drill:	A rotary percussion drill in which the drilling mud and cuttings return to the surface through the drill pipe.

Tailings:	Material rejected from a mill after recoverable valuable minerals have been extracted.

GLOSSARY OF ABBREVIATIONS

Ag:	Silver
Ag g/t:	Silver grade measured in grams per metric tonne
Au:	Gold
Au g/t:	Gold grade measured in grams per metric tonne
Cu:	Copper
g/t or gpt:	grams per tonne
IP:	Induced Polarization geophysical survey
NI 43-101:	Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects
NSR:	Net smelter return royalty
Oz:	Troy ounce
oz/t or opt:	Ounces per ton.
PEA:	Preliminary Economic Assessment
ppb:	Parts per billion
ppm:	Parts per million
RC:	Reverse Circulation

v

CONVERSION TABLES

Conversion Table
Imperial			Metric

1 Acre	=	0.404686	Hectares
1 Foot	=	0.304800	Metres
1 Mile	=	1.609344	Kilometres
1 Ton	=	0.907185	Tonnes
1 Ounce (troy)/ton	=	34.285700	Grams/Tonne

Precious metal units and conversion factors

ppb	- Part per billion	1	ppb	=	0.0010	ppm	=	0.000030	oz/t
ppm	- Part per million	100	ppb	=	0.1000	ppm	=	0.002920	oz/t
oz	- Ounce (troy)	10,00	ppb	=	10.0000	ppm	=	0.291670	oz/t
oz/t	- Ounce per ton (avdp.)	1	ppm	=	1.0000	ug/g	=	1.000000	g/tonne
g	- Gram
g/tonne	- gram per metric ton	1	oz/t	=	34.2857	ppm
mg	- milligram	1	Carat	=	41.6660	mg/g
kg	- kilogram	1	ton (avdp.)	=	907.1848	kg
ug	- microgram	1	oz (troy)	=	31.1035	g

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.                  Selected Financial Data - Unless otherwise indicated, all monetary references herein are denominated in U.S. Dollars. References to “$” or “Dollars” are to US Dollars and references to “CAD$” or “Canadian Dollars” are to Canadian Dollars.

The following table sets forth our selected consolidated financial data for the five years ended December 31, 2017 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”) for the years ended December 31, 2017, 2016, 2015, 2014, and 2013. This information should be read in conjunction with our consolidated financial statements included in Item 17 of this annual report.

IFRS (In thousands of U.S. dollars,	Fiscal year ended December 31,
except for share and per share amounts)	2017	2016	2015	2014	2013
Sales or operating revenue	Nil	Nil	Nil	Nil	Nil
Net loss for the year	(1,242)	(1,865)	(3,104)	(2,141)	(24,827)
Total assets	33,247	34,514	36,957	37,873	39,834
Shareholders' equity	31,959	32,385	34,145	35,827	37,748
Share capital	100,729	100,051	100,051	100,051	100,051
Derivative liability - warrants	587	938	1,392	1,293	1,027
Cash dividends per common shares	Nil	Nil	Nil	Nil	Nil
Loss per common share	(0.01)	(0.01)	(0.02)	(0.01)	(0.14)
Number of common shares outstanding	200,969,314	193,479,416	193,479,416	193,479,416	193,479,416

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

The Company does not generate operating revenue and must finance exploration activity by other means, such as selling assets, raising funds through optioning certain property interests, and the issuance of debt and/or equity. The Company cannot provide any assurance that additional funding will be available for further exploration of the Company’s projects or to fulfill anticipated obligations under existing property agreements.

Failure to obtain necessary financing could result in delay or postponement of further exploration and development, and the property interests of the Company with the possible dilution or loss of such interests. Further, financing will depend upon the success of exploration programs and general market conditions for natural resources.

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

The Company is a mineral exploration company engaged in the acquisition, exploration and development of copper projects currently in Nevada and Alaska, United States. The Company considers itself to be an advanced exploration stage company. The amounts shown as mineral properties represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of mineral properties and related capitalized costs are dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, and obtaining necessary financing.

Three Year History

During the three year period under review, the Company decided to concentrate on exploration and development of its Yerington, Nevada copper property, acquired an interest in a new copper property in Southwest Alaska, and discontinued operations at other properties in other jurisdictions. Accordingly, a number of option agreements were terminated and properties were sold or returned to optionors as more particularly set out below. Details of relevant agreements and operations are set out hereunder as “Part A – Yerington” and “Part B – Other Properties”.

PART A - YERINGTON

Yerington Nevada Copper Project

Freeport Agreements

On June 16, 2014, the Company, through its subsidiary Singatse Peak Services LLC (“SPS”), announced the entering into of a Membership Interest and Option Agreement (the “Option Agreement”) with Freeport-McMoRan Nevada LLC (“Freeport Nevada”) which set out the terms for due diligence and exploration of the Company’s Yerington Assets, including the MacArthur oxide and sulfide deposits (the “MacArthur Deposit”); the Yerington pit oxide-sulfide deposit previously mined by the Anaconda Company (the “Yerington Pit”); the Bear porphyry copper deposit (the “Bear Deposit”) and all other properties that SPS and Quaterra control in the Yerington District. On September 11, 2017, Freeport Nevada terminated the Option Agreement and retains no interest in the Yerington Assets.

Details of the Option Agreement, prior to termination, are summarized as follows:

•

Under the Option Agreement, after conducting additional due diligence about SPS, Freeport Nevada had the right to earn an initial 55% interest in SPS by providing option payments to SPS to complete a three- stage investigation and work program totalling $40.75 million in project funding. During these stages, Freeport Nevada provided option payments to SPS to be used for property maintenance, G&A, environmental compliance and, in later stages, exploration. Freeport Nevada could earn a further 20% interest in SPS (increasing its holding to 75%) should it elect to fund SPS with a further $97.85 million of spending, or complete a feasibility study, whichever came first.

•

On June 15, 2015, Freeport Nevada elected to enter into Stage 2 of the Option Agreement, involving option payments of $6.6 million to SPS over the 12-month period for property maintenance costs; a drilling program; G&A; and environmental compliance.

•

On June 13, 2016, Quaterra and SPS announced they had reached an agreement with Freeport Nevada to extend the Stage 2 of Freeport Nevada’s option to acquire an interest in the Yerington Copper Project for up to two years by Freeport Nevada making staged option payments totalling $5.75 million of which $2.393 million was received in the year ended December 31, 2017.

•

On September 11, 2017, Freeport Nevada terminated the Option Agreement. It retains no interest in the Yerington Assets. SPS used Freeport Nevada’s option payments for property maintenance, G&A and environmental compliance at its Yerington Copper Project.

Yerington Ancillary Agreements

In December 2013, the Company announced the signing of four exclusive exploration and option agreements totaling 1,305 acres of private land north and east of the Yerington Mine Site (formerly the Anaconda Mine Site) that covers portions of the Bear Deposit. In May 2015, the Company entered into an option agreement to acquire a fifth property covering approximately 1,020 acres of additional private land covering a portion of the Bear Deposit. Under the terms of the five option agreements, Quaterra (now SPS) has the exclusive right to acquire these properties with all mineral rights and certain water rights, and to explore these parcels.

PART B - OTHER PROPERTIES

Groundhog, Alaska

On April 25, 2017, the Company announced it had signed a lease agreement with Chuchuna Minerals Company (“Chuchuna”), giving it the option to acquire a 90% interest in the Groundhog copper prospect, a 40,000-acre property situated on an established copper porphyry belt 200 miles southwest of Anchorage, Alaska.

The Company is required to fund a minimum of $1.0 million for exploration in 2017 ($1.5 million funded), and a minimum of $500,000 in each of the following four years. Quaterra can earn its 90% interest in Groundhog by providing a total of $5 million in funding for exploration over five years, and by paying Chuchuna a lump sum of $3 million by the end of the fifth year. The Company has no obligation to exercise its option and can terminate the agreement at its discretion annually.

If the Company exercises its option to acquire 90% of Groundhog, Chuchuna and the Company will enter into a joint venture agreement. Chuchuna will retain a 10% interest in the property carried to production, and a net smelter returns (NSR) royalty of 1.75% . Within the first ten years Quaterra may purchase 50% of the NSR royalty by paying Chuchuna $25 million.

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

Copper and Molybdenum Properties

On October 3, 2014, the Company completed a sale of its residual interests (including royalties) in three non-core copper and molybdenum assets: Butte Valley, Nevada; SW Tintic, Utah; and Cave Peak, Texas to Freeport-McMoRan Mineral Properties Inc. (“FMMP”) for $5.0 million (the “Purchase Price”). $1.0 million of the Purchase Price was paid at closing with the balance payable to the Company in $500,000 quarterly increments commencing January 1, 2015 for eight consecutive quarters. On October 3, 2014, the Company issued 19 million common share purchase warrants to FMMP. Each warrant entitles FMMP to purchase one common share of the Company at a price of $0.16 per share for five years, subject to vesting and termination provisions corresponding to the payment of the Purchase Price in tranches.

On October 4, 2016, Quaterra received a final payment of $500,000 from FMMP in terms of a 2014 agreement whereby FMMP.

Finance and Equity issuances

On July 2, 2014, the Company completed a non-brokered private placement of $500,000 of units, each unit consisting of one non-transferable convertible redeemable $1,000 principal amount promissory note (a “Note”) and 11,442 non-transferable common share purchase warrants. The Company issued $500,000 Notes and 5,721,000 warrants exercisable at CAD$0.16 per share until January 2, 2016, subject to acceleration right of the Company. On December 30, 2015 the expiry date of the Notes and warrants was extended to January 2, 2017 and on December 23, 2016, the expiry date of the Notes and warrants was extended to January 2, 2018. The Notes were automatically converted at a rate of CAD$0.10 per share on February 28, 2017. The Company issued 6,609,000 common shares for the principal, and settled the interest payment by issuing 880,898 shares and $53,315 cash payment.

For more information about our business, please refer to Item 4.D – “Property, Plant and Equipment” below.

C.	Organizational Structure

Inter-corporate Relationships

The flow chart below presents the Company’s legal corporate structure and the jurisdictions of the incorporation.

Note 1:	Quaterra Alaska, Inc. is 100% owned by Quaterra Resources Inc. Singatse Peak Services LLC holds the MacArthur, Bear, Yerington and Wassuk properties.

Note 2:	Six Mile Mining Company is 100% owned by Quaterra Resources Inc. It holds the option to earn a 90% interest in the Groundhog property.

Note 3:	Quaterra International Limited is 100% owned by Quaterra Resources Inc. and QTA International Nieves Limited is 100% owned by Quaterra International Limited.

D.	Property, Plant and Equipment

GENERAL DEVELOPMENT OF THE BUSINESS

The Yerington Projects, Nevada

Quaterra’s Yerington Projects – located in the historic Yerington Copper District, about 70 miles southeast of Reno, Nevada, consist of the Yerington pit oxide-sulfide deposit previously mined by the Anaconda Mining Company; the MacArthur oxide and sulfide deposits; the Bear porphyry copper deposit; and a number of untested exploration targets. Quaterra’s 51-square-mile land package is situated in a mining-friendly jurisdiction with a history of copper production and good infrastructure. It also owns valuable water rights in the district.

The location of the Company’s Yerington project is provided on the following maps.

Yerington Project Location Map (Tetra Tech - February 2012)

Yerington Project Prospect Location Map (Tetra Tech February 2012)

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

Acquisition and Staking of Claims

The Yerington Pit property totals approximately 11 square miles. The project mineral rights consist of 2,768 acres of fee mineral properties and patented mining claims as well as 201 unpatented lode and placer claims totaling 4,153 acres on lands administered by the BLM. The total reflects the transfer of 345 claims of the MacArthur Deposit from Quaterra Alaska Inc. to SPS in August 2015.

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

SPS purchased the Yerington Mine properties along with the appurtenant ground water rights from the Arimetco bankruptcy court in April 2011. This included private land, patented claims, and 23 unpatented mining claims related to the Yerington Mine. The acquisition followed three years of due-diligence studies and negotiations with state and federal agencies and the receipt of Bona Fide Prospective Purchaser (“BFPP”) letters from the U.S. Environmental Protection Agency (“EPA”), the Nevada Division of Environmental Protection (“NDEP”) and the US Bureau of Land Management (“BLM”) to protect SPS from liability emanating from activities of the former mine owners and operations.

SPS purchased the Anaconda mine and MacArthur Deposit mine properties along with the appurtenant ground water rights in 2011. SPS owns approximately 8,600 acre-feet/yr of primary ground water rights that have senior priority standing. These water rights are specifically permitted for mining and milling and have significant value. Primary ground water in Mason Valley, Nevada has sold for $3,000 per ac-ft.

Private properties related to the Arimetco acquisition are located in Township 13 North, Range 25 East in Sections 4, 5, 8, 9, 16, 17, and 21, and patented claims are located within Township 13 North, Range 25 East in Sections 16, 17, 19-21, 31-33 and in Township 13 North, Range 24 East in Sections 22-27 and 36. An additional 434 unpatented claims in Sections 1, 2, 11-13, 23-26, 35, and 36 Township 13 North, Range 24 East and in Sections 4-9, 16-21, and 30 Township 13 North, Range 25 East, and in Sections 1, 2 Township 12 North, Range 24 East Mount Diablo Base & Meridian were staked prior to or subsequent to the acquisition by SPS.

Expenditures to Date

Acquisition and exploration costs incurred by the Company for the Yerington Pit to December 31, 2017 were $13.27 million (2016 - $10.65 million) of which $3.20 million was funded by Freeport Nevada.

Location, Access and Infrastructure

The Yerington Mine property is located near the geographic center of Lyon County, Nevada, USA, along the eastern flank of the Singatse Range. The property centers on the historical Anaconda open pit mine, flanked on the west by Weed Heights, Nevada (a small private community; the original company town of Anaconda) and on the east by the town of Yerington, Nevada. The property is easily accessed from Yerington by a network of paved roads that were used as principal transportation and access routes during the former operating period of the mine. SPS controls approximately 8,600 acre feet of groundwater rights and the Yerington Pit contains an estimated 40,000 acre feet of water. Power is currently on-site and a new substation is being constructed a quarter mile to the South. Nevada Energy operates a 226 Megawatt natural gas fueled power plant within ten miles of the site. Power for future mining operations is expected to be readily available. Topographic coverage is on US Geological Survey “Yerington” and “Mason Butte” 7.5’ topographic quadrangles. The nearest major city is Reno, Nevada, approximately 80 miles to the northwest.

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

In 1976, all assets of Anaconda, including the Yerington Pit, were purchased by the Atlantic Richfield Company (ARCO) which in 1979 shut down dewatering pumps in the pit and closed the Yerington Pit due to low copper prices. In 1982, ARCO sold the entire Yerington Pit complex and Weed Heights town site to Mr. Don Tibbals of Yerington, Nevada, who scrapped the plant and equipment. At closure, before dewatering pumps were shut off, the Yerington Pit plan hosted a pre-stripped, non NI 43-101 compliant historic “reserve” of 98 million tons averaging 0.36% Cu containing approximately 696 million pounds of copper (K. L. Howard, Jr., Anaconda Internal Memo, 1979) within the ultimate pit design. The estimate was prepared from a geologic section calculation using a 0.2 %TCu cut-off grade. A qualified person has not done sufficient work to classify these historic estimates as a current mineral resource and Quaterra does not treat them as such. Although the 1979 estimate contained no classification for measured, indicated, or inferred resources as defined by NI 43-101, the total estimate compares favorably to a Tetra Tech NI 43-101 compliant independent resource estimate completed in February 2012. An additional 22.8 million tons of material containing 136.8 million pounds copper was identified adjacent to the pit in this historic estimate. The K. L. Howard, Jr., Anaconda Internal Memo (1979) addressing this material is considered reliable because it cites mine reconciliation calculations and geologic projections from drill holes using a 0.2% Cu grade cutoff in an internal Anaconda memo by T. Leigh to W.C. Norem (1979).

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

Soil and groundwater contamination, alleged to stem from the former mining operations at Yerington, have been identified on the property. As a result, a portion of the property acquired by SPS in 2011 is now under the jurisdiction of the EPA. Liability for the contamination on site is the responsibility of a third party which is actively engaged in remedial investigation and remediation activities under the supervision of the U.S. Environmental Protection Agency (“EPA”).

In order to establish SPS’s position and rights, the acquisition by SPS of the Arimetco properties required a series of rigorous environmental, legal, and technical due diligence studies. The Chambers Group Inc. and Golder Associates Inc. completed a Phase 1 Environmental Site Assessment Report to allow SPS to establish liability protection as a Bona Fide Prospective Purchaser (“BFPP”). Prior to closing on the property, SPS received letters from the NDEP, BLM and the USEPA indicating the post-closing requirements then applicable to the Yerington Pit site for SPS to maintain its defense to liability as a BFPP regarding the activities of the former mine owners and operators.

In September 2012, SPS reached a voluntary agreement with the EPA to participate in upgrading the system that manages fluids from the historic mining operation at the Yerington mine site. In exchange for SPS’s participation in this work, the Company obtained a site-wide ‘Covenant Not to Sue’ for the contamination left at the site by former owners and operators of the historic mine operations.

The agreement provides for immediate environmental improvements to the site and allows SPS to continue exploration at the site while working cooperatively with the EPA, Nevada Division of Environmental Protection (“NDEP”) and the community. The Agreement’s ‘Covenant Not to Sue’ strengthens SPS’s ‘Bona Fide Prospective Purchaser Defense’ against liability resulting from the contamination at the site prior to SPS’s purchase.

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

In December 2015, the EPA sent a request to the Nevada Governor seeking the State’s support for listing the Anaconda-Yerington Mine Site on the EPA National Priorities List (“NPL”). EPA has been considering an NPL listing as a mechanism to provide federal funds for remediation of contamination of the site left by former owners Arimetco Inc. This portion of the Site is referred to as Operable Unit 8 (OU8) and is an unfunded liability due to Arimetco’s bankruptcy. The Governor responded to the EPA noting that the State will not object to the initiation of the listing process.

On September 9, 2016, via publication in the Federal Register, the EPA proposed 10 new sites for NPL listing. The Anaconda Copper Mine in Yerington Nevada was one of those ten sites proposed for listing. EPA proposed to list the entire Site despite the fact that there is a responsible party, Atlantic Richfield Company, which has and continues to perform its obligations at the Site. SPS has a ‘Covenant Not to Sue’ with the EPA, and believes it qualifies for the ‘Bona Fide Prospective Purchaser Defense’ to CERCLA liability. The existing contamination at the Site, other than that for which EPA seeks the listing is the responsibility of the Atlantic Richfield Company that has been working with EPA to study the contamination, design remedial activities and implement remediation at the Site. SPS’s work program at the Bear deposit was not affected by the EPA proposed listing of the Site. Also, SPS does not believe that an NPL listing precludes advancing mineral exploration and development at the Site. Only the Yerington mine site falls within the area of the proposed NPL listing; the Company’s other targets in the district occur outside the area of the proposed listing.

In July 2017, NDEP made a formal request to EPA to defer the listing of the Site on the NPL. Since the original request, NDEP, EPA and Atlantic Richfield have worked toward a deferral of the listing process noted above. In support of a deferral action NDEP and EPA are negotiating the terms of a Deferral Agreement, NDEP and Atlantic Richfield are negotiating the terms of an Interim Administrative Order on Consent, and Atlantic Richfield and NDEP are negotiating a Statement of Work for a Site-Wide Remedial Investigation and Feasibility Study. These documents have not yet been provided in final form. As recently as January 2018, NDEP corresponded with EPA to address concerns noted by EPA as to the Interim Administrative Order on Consent. Neither Quaterra nor SPS have direct involvement in the negotiation of these documents but support the deferral process.

The Company is negotiating an agreement with Atlantic Richfield that will provide the framework for how the two entities will work together on the Site allowing Atlantic Richfield to complete its remedial activities and the Company to move forward with its development of the Site.

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

Mineralized porphyry dikes associated with three phases of intrusive activity related to the Yerington Batholith form an elongate body of mineralization that extends 6,600 feet along a strike of N118°E. The mineralization has an average width of 2,000 feet and has been defined by drilling to an average depth of 250 feet below the Yerington Pit bottom at the 3,800-ft elevation. Because of the economic constraints of low copper prices at the time, many of the 792 historic Anaconda drill holes used in the SPS study were stopped in mineralization and very few were drilled below the 3,400-ft level where the porphyry system remained largely unexplored.

Only four historic holes have actually explored the deep vertical projection of copper mineralization in the pit. Three of the holes were drilled along a single N-S oriented section through the center of the pit. According to M. T. Einaudi in an internal 1970 Anaconda report, the deep drilling program defined a series of nested, concave upward, grade shells that are elongated down the N 70° dip of the dikes with the 0.2% Cu zone extending to approximately the 2,600-ft level; an overall dip distance of 2,200 feet. Although the program encountered an increasing ratio of pyrite to chalcopyrite, there was no indication of a “barren core”, the porphyry dikes showed a “remarkable continuity” down dip and molybdenum mineralization became more abundant with increasing depth.

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

The data review and drilling results of the 2011 program clearly indicated that mineralization at Yerington is open to depth and along strike. Many of the historic holes in the pit were stopped in mineralization. Drill hole intercepts along the western edge of the pit are some of the best in the SPS database. Twin hole SP-04, drilled by SPS at the northwest end of the pit, intercepted 524.5 feet averaging 0.35%TCu starting at a depth of 228 feet including 88 feet of 0.69%TCu at a depth of 265 feet. Exploration hole SP-36, located along south central margin of the pit intercepted 95 feet averaging 0.28% TCu at a depth of 230 feet. Details of the 2011 drilling program are in the NI 43-101 technical report for the Yerington Pit project completed by Tetra Tech, Inc. of Golden, Colorado (“Tetra Tech”) in February 2012 (the “Yerington Technical Report”).

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

Cutoff grades of 0.12% and 0.15% for the oxide/chalcocite and sulfide mineralization, respectively, were used in the Updated Yerington Technical Report based on benchmarking of the Yerington Deposit to similar deposits using open pit mining. The cutoff values are representative of grades and recoveries used in calculating the mineral resources for the preliminary economic assessment for the Company’s adjacent MacArthur Copper Project, which is described in a NI 43-101 technical report filed in January of 2014 using an effective date for the resource calculation of May 2012. The MacArthur study indicates that using the cutoff grades in the report, the project has reasonable prospects for economic extraction of mineralization. The Yerington and MacArthur deposits are adjacent, geologically similar and have similar grade continuity. Open pit mining methods are proposed for both deposits. They will use similar metallurgical processes. The cutoff grades are based on similar costs, metal prices and mining/metallurgic parameters. The benchmark values applied to the Yerington Project from the MacArthur project are:

Price and Recovery
Copper Price (average)	$2.42/lb
Oxide Ore recovery	65% of TCu
Sulfide Ore recovery	27% of TCu
Costs:
Process (Heap and SXEW)	$1.02/lb recovered copper
G&A Cost	$0.50/ton ore
Ore Haul and Heap dozing	$0.25/ton ore
Mining (ore and waste), base cost	$1.50/ton
Mining Lift Charge	$0.02/ton per 20 ft bench below 4760
Floating Cone Discount Rate	0.5% per 20 ft bench

The following table summarizes the resource estimates contained in the Updated Yerington Technical Report, including changes from the previous report prepared in February of 2012:

YERINGTION COPPER PROJECT RESOURCES USING SELECTIVE CUTOFF FOR OXIDE AND
SULFIDE [1,2,3]

MEASURED	Cutoff	2013 ESTIMATE			% CHANGE FROM 2012 ESTIMATE
	%Cu	Tonsx1000	Grade	Lbsx1000	Tonsx1000	Grade	Lbsx1000
Oxide and Chalcocite Material	0.12	6,500	0.25	33,000	8%	10%	17%
Sulfide (Primary Material)	0.15	31,000	0.33	205,000	-3%	10%	8%
Combined	0.12,0.15	37,500	0.32	238,000	-1%	10%	9%
INDICATED	Cutoff	2013 ESTIMATE			% CHANGE FROM 2012 ESTIMATE
	%Cu	Tonsx1000	Grade	Lbsx1000	Tonsx1000	Grade	Lbsx1000
Oxide and Chalcocite Material	0.12	17,000	0.25	85,000	37%	9%	47%
Sulfide (Primary Material)	0.15	74,000	0.30	428,000	19%	15%	35%
Combined	0.12,0.15	90,000	0.29	513,000	22%	12%	37%
MEASURED + INDICATED	Cutoff	2013 ESTIMATE			% CHANGE FROM 2012 ESTIMATE
	%Cu	Tonsx1000	Grade	Lbsx1000	Tonsx1000	Grade	Lbsx1000
Oxide and Chalcocite Material	0.12	23,500	0.25	118,000	28%	9%	37%
Sulfide (Primary Material)	0.15	105,000	0.30	633,000	12%	12%	25%
Combined	0.12,0.15	128,000	0.29	751,000	14%	11%	26%

INFERRED	Cutoff	2013 ESTIMATE			% CHANGE FROM 2012 ESTIMATE
	%Cu	Tonsx1000	Grade	Lbsx1000	Tonsx1000	Grade	Lbsx1000
Oxide and Chalcocite Material	0.12	25,900	0.23	118,000	5%	14%	21%
Sulfide (Primary Material)	0.15	128,000	0.23	600,000	4%	11%	13%
Combined	0.12,0.15	154,000	0.23	718,000	4%	10%	14%

1Independent qualified person, Dr. Rex Bryan, prepared and supervised the preparation of these mineral resources.
2All estimated resources are shown using a 0.12% and 0.15% copper cutoff for oxide and sulfide respectively
3 Effective date November 20, 2013

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

The current Tetra Tech resource estimate is based upon SPS’s 2011 drilling as well as 792 historic drill holes taken from approximately 10,000 scanned pages of assay and/or geologic data which were reviewed and digitally recorded by SPS personnel and from 57 Anaconda cross sections in use at the time of mine closure. The digital data entry was validated by Tetra Tech against historic sections and was considered to be compliant, based upon results of 18 twin holes and 5,446 feet of core from Anaconda holes which were assayed by SPS. The twinned drill intercepts statistically confirmed that the new compliant data support use of the historical data, as did the new core assays which were well within the expected norms for corroborating the old with new data.

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

2017 Drill Program

In March 2017, Quaterra and SPS commenced drilling at Yerington with the area in and around the historic Yerington pit as the primary focus. The drill program was funded by option payments by Freeport Nevada.

Hole YM-041A-17, drilled at - 55 degrees, intersected 561.7 feet averaging 0.20% copper, including several narrower intercepts with plus 0.30% copper. Hole YM-042-17, also drilled at - 55 degrees, collared in the pit about 1,000 feet further west, intersected a similar but lower grade interval averaging 0.12% copper. Hole YM-043-17, drilled at - 55 degrees, intersected 1,269.5 feet averaging 0.15% copper. Hole YM-045-17, also drilled at - 55 degrees, collared in the pit about 900 feet further east, intersected several thinner intervals with grades ranging to 0.55% copper, including a shallow oxide zone Hole YM-044-17, drilled on the northwest rim of the Yerington pit at - 50 degrees, intersected several narrow zones of mineralization averaging less than 0.2% copper.

Significant intercepts from Yerington holes YM–041A–17, YM–042– 17,
YM–043–17, YM–044–17 and YM–045– 17 in 2017 drill program

HOLE YM–041A–17	From	To	Interval	%
	feet	feet	feet	Cu
	1411.7	1973.4	561.7	0.20
includes	1454.3	1488.8	34.5	0.31
includes	1558.5	1619.8	61.3	0.33
includes	1683.5	1770.5	87.0	0.32
HOLE YM–042–17	From	To	Interval	%
	460.0	515.0	55.0	0.14
	630.2	701.8	71.6	0.13
	1022.0	1491.6	469.6	0.12
HOLE YM–043–17	From	To	Interval	%
	feet	feet	feet	Cu
	692.0	1961.5	1269.5	0.15
includes	1077.3	1151.4	74.1	0.23
includes	1592.0	1656.0	64.0	0.26

HOLE YM–044–17	From	To	Interval	%
	1016.9	1089.0	72.1	0.16
	1665.8	1726.0	60.2	0.10
	1789.1	1842.0	52.9	0.14
HOLE QM–045–17	From	To	Interval	%
Oxide	65.2	140.9	75.7	0.17
	992.0	1006.0	14.0	0.36
	1060.2	1076.0	15.8	0.55
	1147.0	1378.6	231.6	0.15
includes	1236.5	1322.0	85.5	0.23
includes	1346.0	1363.8	17.8	0.28
	1568.5	1584.0	15.5	0.26
	1736.0	1993.5	257.5	0.13

*Drill intercepts are based on actual core lengths and may not reflect the true width of mineralization

Drilling extended sulfide mineralization from 600 to 800 feet below the currently defined resource identified at the Yerington pit across a strike length of 4,400 feet. The absence of higher-grade mineralization in widely spaced holes decreases the likelihood that better grades over appreciable widths exist at greater depth below the pit.

Mineralization, primarily chalcopyrite, is hosted in a quartz monzonite-quartz monzonite porphyry complex and occurs as sheeted veins and vein swarms that are steeply dipping and strike northwesterly parallel to the long axis of the pit. Copper grades are directly related to vein intensity and spacing, which vary markedly over short distances.

Quality assurance and control

Drilling included both reverse circulation (RC) and core, contracted to Layne Christensen Company, Chandler, Arizona, which provided both drill rigs. Core samples were either sawed or split by SPS personnel in Yerington, Nevada, and shipped to Bureau Veritas Minerals NA – Inspectorate America Corporation, an ISO certified assaying/geochemistry facility, in Reno, Nevada, for sample preparation. Gold analyses are assayed in Bureau Veritas’ lab in Reno using their “FA430” procedure (fire assay with atomic absorption finish) with a 5 ppb Au detection limit. Prepared pulps are shipped to Bureau Veritas’ lab in Vancouver, B.C., Canada, for analysis using their “MA 300” procedure for 35 element ICP-ES analysis. Commercially prepared standards and blanks are inserted by SPS at 50-foot intervals to insure precision of results as a quality control measure. SPS has a chain of custody program to ensure sample security during all stages of sample collection, cutting, shipping, and storage.

SPS also engaged a reverse circulation (RC) drill rig in the program. RC samples were shipped to the Bureau Veritas Minerals NA facility in Reno, Nevada, for sample preparation and analyses following the same procedure and protocol, including inserted blanks and standards, as that of the core samples described above.

Future Work Plans

Quaterra believes the Yerington Pit project has potential for additional copper resources. Historic and current drilling data indicate that horizontal and vertical limits to the mineralization at the Yerington Pit have not yet been found. Additional exploration and in-fill drilling is planned to both expand and upgrade the current NI 43-101 compliant copper resources of the project.

b. MacArthur Deposit, Nevada, USA

Acquisition and Staking of Mineral Claims

The MacArthur Deposit consists of 897 unpatented lode claims totaling approximately 18,533 acres on lands administered by the BLM. A significant number of the claims were held by means of a mineral lease with an option to purchase, executed with North Exploration LLC (“North”) on August 27, 2005, and subsequently amended. The option was exercised and the final payment of $212,000 plus interest to North was made on February 10, 2015. Quaterra’s purchase is subject to a 2% NSR royalty, 1% of which may be purchased for $1,000,000, leaving a perpetual 1% NSR. The agreement with North is in good standing.

Expenditures to Date

Acquisition and exploration costs incurred by the Company for the MacArthur Deposit to December 31, 2017 were $21.26 million (2016 - $20.69 million) of which $3.31 million was funded by Freeport Nevada.

Location, Access and Infrastructure

The MacArthur Deposit is located near the geographic center of Lyon County, Nevada, USA, along the northeastern flank of the Singatse Range approximately seven miles northwest of the town of Yerington, Nevada. The project is accessible from Yerington by approximately five miles of paved roads and two miles of maintained gravel road. A 100-foot wide gravel haul road that accessed the MacArthur open pit copper mine during the 1990s leads 3.5 miles south to the Yerington Mine Site. Beyond the MacArthur Deposit pit area are several existing historic two-track dirt roads that provide access throughout the property. Topographic coverage is on US Geological Survey “Mason Butte” and “Lincoln Flat” 7.5’ topographic quadrangles. The nearest major city is Reno, Nevada approximately 80 miles to the northwest. Following are maps providing information on the location of the MacArthur Deposit.

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

Exploration for a deep porphyry system at the MacArthur Deposit intercepted one of the best primary copper intercepts yet identified on the project with hole QM-164 intersecting 64 feet of disseminated chalcopyrite mineralization in sodic altered granodiorite averaging 1.31% TCu at a depth of 1,673 feet. The intercept includes a high-grade zone of 29 feet averaging 2.21% TCu. QM-164 also intercepted a shallower zone of both vein and disseminated chalcopyrite at a depth of 685 feet that averages 0.34% TCu over a thickness of 96.5 feet. QM-164 extended the mineralized zone identified in QM-100 a distance of 1,000 feet to the north where it remains open for extension.

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

Future Plans

On January 10, 2018, Quaterra announced that it has initiated preparation of a comprehensive prefeasibility study at MacArthur. In November 2017, Quaterra approached M3 to review opportunities to optimize the near-term production potential at MacArthur as laid out in the 2012 PEA.

The 2012 PEA identified several areas for potential improvement, including additional metallurgical work and focused resource drilling. In addition, M3’s review indicated that it may be more economic to buy sulfuric acid in the market than to build an acid plant to process purchased sulfur. The acid plant represented $65.4 million or 28% of the total pre-production capital costs of $232.7 million in the 2012 PEA.

Following the review and a final evaluation, Quaterra intends engaging M3 to complete a prefeasibility study in order to add more certainty to the economic potential of MacArthur with a view towards advancing the project toward development. Specifically, as part of the prefeasibility study M3 and others will focus on:

•	Updating the resource model and optimizing the mine plan.
•	Reducing initial capital costs by eliminating the acid plant.
•

Investigating ways to improve copper recovery by testing various crush sizes to replace the original plan to use Run-of-Mine (ROM) material. The new metallurgical test work program will help define the ultimate recovery, acid consumption, and leach cycle for ROM and crushed ore as well as optimal leach pad parameters. Bulk leach tests of copper oxide material are included in the test work plan.

•	Evaluating the cost-recovery trade-offs of leaching ROM material compared with crushed material.

Quaterra has also engaged Independent Mining Consultants to update the MacArthur mineral resource estimate by incorporating the results of work completed since the 2012 PEA, re-evaluate the assumptions in the 2012 PEA, and identify additional opportunities to enhance the mine plan. Quaterra will have to raise additional funds to complete the prefeasibility study.

c. Bear Deposit

A portion of the Bear deposit lies on the northeast portion of the Yerington Mine property that was acquired with the SPS purchase of Arimetco’s assets from bankruptcy court. In December 2013, Quaterra announced the signing of four option agreements totaling 1,305 acres of private land north and east of the Yerington Mine Site that covers additional portions of the Bear Deposit. In May 2015, the Company entered into an option agreement to acquire a fifth property covering approximately 1,020 acres of additional private land covering a portion of the Bear Deposit. Under the terms of the five option agreements, Quaterra (now SPS) has an exclusive right to acquire these properties with all mineral rights and certain water rights, and to explore these parcels.

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

The Bear Deposit is a high priority because of its very large size, historic drilling and potential for higher grades than district averages. Molybdenum could also represent a by-product credit. Exploration to expand and upgrade the historic Bear Deposit resource into a compliant NI 43-101 resource is a high priority.

Acquisition and exploration costs incurred by the Company for the Bear Deposit to December 31, 2017 were $8.51 million (2016 - $7.51 million) of which $7.51 million was funded by Freeport Nevada.

Exploration and Drilling Results

On August 13, 2015, the Company commenced a five to seven-hole exploration drilling program at the Bear Deposit funded by Freeport Nevada. The drilling program was designed to assess historic assay results and determine geological controls for higher-grade mineralization. A magneto telluric (MT) geophysical survey was also carried out over the Bear Deposit target area to assist in the drill site selection. Assays from the three holes completed in 2015 were released sequentially on November 17, December 23, 2015 and February 8, 2016. (Please see press releases at www.quaterra.com issued on those dates for details).

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

d. Groundhog copper project, Alaska

The Groundhog copper project is a 40,000-acre property situated in an established copper porphyry belt situated 200 miles southwest of Anchorage, Alaska. It is located on State of Alaska claims covering the northern extension of a 10-kilometer wide north-northeast trending structural zone that hosts a number of porphyry copper-gold prospects, including the large Pebble porphyry copper, gold and molybdenum project, which is approximately three miles south of the Groundhog claim boundary.

Acquisition and Staking of Claims

In April 2017, Quaterra signed a lease agreement with Chuchuna Minerals Company (“Chuchuna”), an Alaska corporation, giving Quaterra an option to purchase a 90% interest in the Groundhog copper prospect. Quaterra committed to funding $1 million for exploration in the first year of the agreement, and a minimum of $500,000 in each of the following four years. Quaterra can earn its 90% interest in Groundhog by providing a total of $5 million in funding for exploration over five years, and by paying Chuchuna a lump sum of $3 million by the end of the fifth year. Quaterra has no obligation to exercise its option and can terminate the agreement at its discretion annually. Chuchuna will be the operator of the project and will plan, implement and manage exploration field programs as set out in a budget and work plan approved by Quaterra.

If Quaterra exercises its option to acquire 90% of Groundhog, Chuchuna and Quaterra will enter into a joint venture agreement. Chuchuna will retain a 10% interest in the property carried to production, and a net smelter returns (NSR) royalty of 1.75% . Within the first ten years Quaterra may purchase 50% of the NSR royalty by paying Chuchuna $25 million.

Location and Access

The property is located in the Bristol Bay region of southwest Alaska, 300 km (186 mi) southwest of Anchorage within the Lake and Peninsula Borough. It lies 27 km (16 mi) north of the village of Iliamna and 10km (6 mi) west of the village of Nondalton. The southern portion of the claim group is accessible by ATV but the majority of the property is best accessed by helicopter. The general location of the Groundhog property is provided on the following map.

Property Status

The Groundhog property currently consists of 283 State of Alaska 160-acre claims (45,280 acres 18,324 ha) immediately to the northeast (3 miles) of the Pebble porphyry copper-gold deposit. The claims lie within a 78,240-acre prospective area of interest.

History

During the 1980s and 1990s COMINCO explored the area north of Iliamna Lake and discovered several porphyry copper and epithermal gold prospects. Northern Dynasty Minerals Ltd. acquired the COMINCO properties in the early 2000s and began an aggressive exploration program that resulted in the discovery of the large and high-grade Pebble East Cu-Au-Mo deposit in 2006. By 2004 Liberty Star, Full Metal Minerals and Alaska Earth Sciences had become active in the area and over 1,000 state claims were staked.

The Groundhog property was staked by Alaska Earth Sciences Inc. (“AES”) in late 2004 and early 2005 consisting of 489 160-acre claims for Greg Ellis, a private investor. Kennecott Exploration (a subsidiary of RioTinto) optioned the Groundhog property from 2009 to 2013 from AES. Kijik Corporation (an Alaskan native corporation) and AES formed Chuchuna Minerals Co. (“Chuchuna”) which created a joint venture to explore the Groundhog property in 2016. In April 2017, Quaterra entered into an agreement with Chuchuna to acquire 90% interest in the Groundhog project.

Regional Geology

The Groundhog property is located in the Kahiltna Terrane near the northeast trending, crustal-scale Lake Clark fault system that separates the Kahiltna Terrane to the northwest and the Peninsular Terrane to the southeast. The Kahiltna is characterized by a Jurassic-Cretaceous flysch sequence of andesitic turbidites deposited in a basinal setting. Tectonic activity since the Cretaceous has been controlled by a compressional system due to northwest dipping subduction of the Pacific plate below the North American plate. The flysch sequence is intruded by various Cretaceous and early Tertiary plutons such as the nearby Kaskanak batholiths and the multi-phased intrusive corridor and is uncomfortably overlain by Tertiary volcanics and sediments. Displacements along major dextral strike-slip and thrust faults within the Lake Clark fault system have accommodated most of the compressional stress. Late northeast and northwest-striking Tertiary normal and graben faults are common on the property. The area has been glaciated with a variety glacial-fluvio deposits present in many areas.

In the Pebble and Groundhog area the older basement units are gently folded Jurassic-Cretaceous andesitic argillite, siltstone, graywacke with some diorite and gabbro sills. A variety of Cretaceous intrusions occur in a northeast trending structural corridor which extends onto the Groundhog property. Older intrusions (98-96Ma) have an alkali affinity and are comprised of biotite pyroxenite, monzosyenite, and monzonite. Subalkalic granodiorite intrusions (91-89 Ma) include the Kaskanak Batholith which is genetically related to the Cu-Au-Mo mineralization at Pebble.

Property Geology

Geologic mapping and geochemical sampling of the Groundhog claim block has been completed by AES geologists in 2005-2007, KEX geologists 2010-2012, and AES geologists in 2017. A variety of geophysical surveys were completed in 2006, 2007, 2010, 2011, and 2017 by various geophysical contractors.

Jura-Cretaceous Meta-Sedimentary and Intrusive Rocks

The oldest unit exposed on the property is the Kahiltna flysch, a meta-sedimentary basement flysch sequence of fine-grained, thinly-bedded siltstone, mudstone and massive greywacke. The sediments are regionally metamorphosed from greenschist to low amphibolite facies with some contact metamorphism near mafic intrusions. Some andesitic flows are interbedded with the sediments which are andesitic in composition. The Kahiltna flysch is intruded by some intermediate to mafic intrusive bodies a few kilometers in length. These intermediate to mafic bodies are mainly composed of fine- to medium-grained gabbro with subordinate pyroxenite and diorite-granodiorite.

Three main strongly magnetic bodies from south to north on the Groundhog property are the Alpha, Beta, and Gamma anomalies. The Alpha anomaly is a late Jurassic (U-Pb date 149.2 Ma) medium-grained banded ophitic gabbro. The Beta anomaly is a Late Cretaceous (U-Pb date 98.2 Ma) medium-grained biotite granodiorite. The Gamma anomaly is a very poorly exposed fine-grained magnetite-rich massive gabbro of unknown age.

Quartz-feldspar veinlets containing pyrite and traces of chalcopyrite along with locally abundant epidote-carbonate-pyrite veinlets are found at several locations at the Alpha and Beta anomalies.

Tertiary Volcanics

Tertiary volcanic rocks are the most common and best exposed units on the property and occupy the higher elevation areas encompassing most of Groundhog Mountain. It consists of a post-mineral sequence of volcanic flows and tuffaceous beds of various compositions that can be subdivided into intermediate volcanic rocks, intermediate tuffaceous rocks, mafic volcanic rocks, rhyolite tuff and volcanic breccias. A medium- to fine-grained light-colored diorite is present extending northeast from Groundhog Mountain.

Structural Setting

Deformation on the Groundhog property is dominated by late brittle faults that cut the Tertiary volcanics. The Jura-Cretaceous sedimentary package is regionally known to be affected by broad open folding. The basement sediments generally dip north 60-70 degrees, but dip to the south 35-60 degrees in the vicinity of the Alpha anomaly. The Tertiary stratigraphy well exposed on Groundhog Mountain is upright and tilted about 10 degrees to the south-southwest.

Most faults on the property have been interpreted from airborne magnetic data acquired in 2010. Two major sets of faults have been interpreted, one striking northeast and the other striking west-northwest. The northwest structures appear to be cut by the northeast faults. Extending major faults from the Pebble property combined with IP data observations, the northeast faults appear to be southeast dipping normal faults. Fault breccias have been observed in Groundhog Mountain Tertiary volcanics.

Geophysics

Geophysical work undertaken on the property includes the following:

•	Airborne Magnetic Survey (USGS 2001, KEX 2010).
•	CSAMT/IP Survey (AES 2006-7).
•	Magnetotelluric Survey (KEX 2010).
•	Reconnaissance IP survey/Dipole-dipole IP Surveys (KEX 2011, AES 2017).

Exploration and Drilling Results

The objectives of the 2017 reconnaissance drilling program were to determine the source of numerous IP anomalies identified by historic and 2017 surveys and to confirm the prospectiveness of the area for porphyry copper mineralization. Four widely-spaced core holes totaling 4,073 feet – the first ever drilled on the property – were drilled to test induced polarization (IP) anomalies over an area approximately six miles north-south by three miles east-west.

The holes targeted only the southernmost of three magnetic anomalies that have been defined on the property by historic surveys and 26.1 kilometers of new IP completed by Zonge International in June and July this year:

•

Hole 3/3A, drilled to a depth of 1,178 feet (S65E at -70 degrees), encountered strong propylitically altered Jurrasic-age gabbro-pyroxenite-basalt basement rocks in the entire hole from 0 to 1,178 feet. The strongly altered and pyritized core was uniformly anomalous in copper (25 to 612 ppm) with scattered anomalous molybdenum (trace to 177 ppm) and gold (trace to 827 ppb). The hole did not penetrate the full extent of the IP anomaly. The strong alteration and anomalous copper, molybdenum, and gold suggest that the hole may be above or adjacent to a porphyry copper system.

•

Hole 4, collared approximately six miles south of Hole 3, encountered variably pyritized and silicified multi-phase intrusive porphyry rocks over its entire 985-foot length (S45E at -77 degrees). The dominant rock was a crowded quartz-plagioclase-potassium feldspar porphyry intruded by a more altered and mineralized feldspar porphyry, both of which were intruded by a late unmineralized intrusive breccia. The strongly altered and pyritized porphyritic rocks contain weakly anomalous copper and zinc values.

•

Holes 1 and 2, drilled approximately three miles apart midway between Holes 3 and 4, intersected weak sulfide mineralization currently interpreted as Tertiary epithermal mineralization and syngenetic pyrite, respectively.

Drill results confirm that pyrite is the source of all IP anomalies tested and will be an effective tool for exploring the project’s large land position; and that intrusive rocks similar to those at Pebble were intersected in Holes 3 and 4 and extend well into the Groundhog land block. IP surveying to date has defined a large sulfide anomaly(s) open laterally and at depth whose ultimate extent and source will be determined by additional surveys and deeper drilling. Data compilation and analysis will be completed prior to finalizing 2018 work plans.

Quality assurance and control

Core drilling was contracted to AES which completed four BTW core holes with a Discovery 1 drill rig. Core samples were sawed in half and sealed in heavy plastic bags into two- to three-meter samples by AES personnel. The samples were then sealed into two foot by three foot rice bags and shipped by a commercial air carrier from Nondalton, Alaska, to Anchorage, Alaska. In Anchorage the samples were picked up by AES personnel who then inserted sample blanks from a local rock quarry approximately every tenth sample. The samples were then shipped by Lynden Transport trucks to the ALS USA’s Prep Laboratory in Fairbanks, Alaska, where they were crushed, pulverized and split. ALS then shipped a split of the samples to their Reno Nevada analytical lab where they were analyzed by ME-MS41 ultra trace Aqua Regia ICP-MS and Au-AA23 (Au 30g fire assay with AA finish, 0.005 ppm Au detection limit). ALS routinely inserts about 15 duplicate samples, blanks, and standards with each sample shipment.

Futures plans

Previous geologic, geochemical, and geophysical studies conducted on the property by a major international mining company, have identified a number of large, high priority, magnetic and induced polarization (IP) targets. It is the intention to evaluate these, and other targets identified by more recent work by Chuchuna, by mapping, sampling, additional IP and drilling.

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

The critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are related to the economic recoverability of the mineral properties and the assumption of no material restoration, rehabilitation and environmental exposure.

A.	Operating Results

2017 versus 2016

During the year ended December 31, 2017, the Company’s net loss was $1.242 million compared to $1.865 million and $3.104 million for the comparative periods of 2016 and 2015, respectively. Both years ended December 31, 2017 and 2016 were impacted by non-cash fair value calculations on derivative liabilities and gains or losses on disposal of assets.

The Company evaluates the carrying value of its assets at the end of each reporting period or upon a triggering event that may identify an impairment of a property’s value. During the year ended December 31, 2017, all properties were active with mineral claims and/or earn-in option payments made up to date. Despite the fact that Freeport Nevada terminated its Yerington assets Option Agreement in September 2017, the Company believes in the economic potential of its wholly owned Yerington assets and has determined to carry on exploration programs. No impairment was recorded for the year ended December 31, 2017.

During the year ended December 31, 2017, the Company spent $1.51 million in Groundhog including 4,073 feet drilling.

Under the Option Agreement, all SPS operating expenses including its U.S. personnel were covered by funds provided by Freeport Nevada. Since the third quarter of 2017, the Company has expensed those costs in the profit and loss resulting in a higher personnel cost in 2017.

In July 2016, the Company sold the Herbert Gold property for 1.18 million shares of Grande Portage, and recognized a $1.48 million impairment during the year ended December 31, 2016. In November 2017, Grande Portage delivered an additional 760,464 of its common shares to the Company at a market value of $185,742 pursuant to the property sale agreement.

On June 30, 2016, the Company concluded the sale of its 50% indirect interest in the Nieves silver property in Zacatecas State, Mexico, to its joint-venture partner Blackberry Ventures I, LLC. Legal fees related to the completion of this transaction resulted in a higher professional fees in 2016.

Overall, the general administrative expense of $1.53 million in 2017 was comparable to the same period in 2016 of $1.34 million. Higher personnel cost was offset by reduced professional costs; higher investor relations and communication represented the Company’s marketing and fund raising efforts.

On February 28, 2017, the Company’s shares had achieved a closing price of C$0.12 or more for 10-consecutive trading days on the TSXV, and in accordance with the terms of the convertible notes issued on July 2, 2014, the principal of the notes was automatically deemed to have been converted to shares at a rate of C$0.10 per share. The $79,973 interest portion due on some of the notes was paid in shares with the remaining interest of $53,315 paid in cash. A total of 7,489,898 shares were issued to settle the convertible notes.

As a result, a $100,000 loss on the settlement of the convertible notes was recorded during the year ended December 31, 2017, resulting from the difference between the market price of the shares issued and the conversion rate.

As at December 31, 2017, derivative liability was $587,100 compared to $938,580 at December 31, 2016. 5,721,100 warrants expired unexercised on January 2, 2018.

Interest expense (net) was primarily related to the $85,558 interest accretion on the convertible and 5% interest, compounded daily, on the $500,000 loan payable to Freeport Nevada due September 6, 2018.

2016 versus 2015

For the year ended December 31, 2016, the Company incurred a net loss of $1.86 million (2015 – $3.1 million). Both years were significantly affected by the non-cash fair value calculations on derivative liabilities in addition to the write-down of mineral properties and disposal of assets in 2016.

Excluding non-cash items, general administrative expenses decreased by $0.45 million mainly due to the reduction in personnel costs which were partially offset by higher administration and general office expense due to the expensed insurance premium paid in 2016.

Professional fees decreased as a result of decreased legal fees related to the Stage 2 election under the Option Agreement with Freeport Nevada during 2015. Personnel costs were lower in 2016 due to the management change in the second half of 2015. Higher consulting costs in 2015 was related to consulting services for corporate development and implementation of financing and communication strategies.

Certain warrants, including those denominated in a currency other than the Company’s functional currency are deemed to be a derivative liability and must be valued at fair value on each reporting date. Any fair value changes are recorded to profit and loss. Due to the fluctuation of the Company’s share price, a $0.45 million gain was recorded in 2016 (2015 - $1.2 million loss).

The Company evaluates the carrying value of each of its assets at the end of each reporting period or upon a triggering event that may identify an impairment of a property’s value. During the year ended December 31, 2016, the Company had no plans to conduct exploration activities on Herbert Gold and sold it for 1.18 million shares of Grande Portage. A $1.48 million impairment, primarily due to this sale, was recorded in net loss.

General exploration costs represent expenditures to undertake and support exploration activities on the Company’s properties, including costs incurred after impairment or costs the Company may incur prior to acquisition of a mineral property. In addition, if the expenditures are deemed not to be specifically related to individual properties or not recoverable, they are expensed as incurred.

B.	Liquidity and Capital Reserves

The Company is an exploration stage company and has been dependent on funding from Freeport Nevada and sale proceeds of its non-core assets in the last few years. With the Freeport Nevada option now terminated, the Company has to raise funds by the issuance of its common shares or other financial instruments, or by entering into partnership or joint venture arrangements. As at March 27, 2018, the Company has cash on hand of approximately $0.9 million.

The Company borrowed $500,000 from Freeport Nevada bearing an interest rate of 5%, couponed daily, in May 2015 to facilitate a property acquisition. Following in the termination of the option agreement, the Company extended the loan repayment by 180 days to September 6, 2018, and paid Freeport Nevada a $28,816 extension fee. The total principal and interest due will be approximately $0.59 million.

Cash used in exploration activities of $6.122 million, comprised of $4.58 million at Yerington assets and $1.5 million at Groundhog. Of this amount, $2.39 million was funded by Freeport Nevada during the year ended December 31, 2017, of which $1.718 million was used for drilling.

The $500,000 convertible note was fully converted to 6,609,000 shares at rate of CAD$0.10 per share. The Company settled interest payments by issuing additional 880,898 shares and paying $53,310 in cash.

As of March 27, 2018, the Company holds 1,942,795 common shares of Grande Portage with a fair market value of approximately $0.35 million.

Accounts payable and other accrued liabilities were incurred at market rates with arm’s length third party suppliers, primarily for goods and services related to the Company’s exploration of its Yerington assets, and also for professional fees and other overhead expenses incurred in the normal course of operations. The Company is not aware of any contingencies as at December 31, 2017, except those disclosed in the consolidated financial statements for the year ended December 31, 2017.

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

E.	Off- Balance Sheet Arrangements

None.

F.	Tabular Disclosure of Contractual Obligations

The following table outlines our contractual and optional obligations at December 31, 2017 and the period such payments are due by:

	Total	1 Year	2–3 Years	4–5 years	> 5 years
Mineral properties (a)	$1,951,000	$888,000	$886,000	$126,000	$51,000
Loanpayable (b)	500,000	500,000	–		–
	$2,451,000	$1,388,000	$886,000	$126,000	$51,000

(a)	We are required to make option payments and other expenditure commitments to maintain control of these properties.

(b)	The Company borrowed $500,000 loan from Freeport Nevada bearing an interest rate of 5%, compound daily, on May 8, 2015.

G.	Safe Harbor

The safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, shall apply to forward-looking information provided pursuant to this Item 5.F. Please see “Cautionary Statement Regarding Forward-Looking Information” at the outset of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

The following tables and biographies set forth information about our directors and executive officers:

Name	Age	Positions Held	Period as Director or Officer	Jurisdiction of Residence
Thomas C. Patton	74	Director & Chairman & Chief Executive Officer	Since 1998	Washington, U.S.A.
Gerald Prosalendis	61	Director & President & Chief Operating Officer	Since 2016	British Columbia, Canada
Lei Wang	50	Chief Financial Officer	Since 2016	British Columbia, Canada
Lawrence Page, Q.C	78	Corporate Secretary	Since 1995	British Columbia, Canada
John Kerr	77	Director	Since 1993	British Columbia, Canada
LeRoy Wilkes	75	Director	Since 2006	Colorado, U.S.
Terrence Eyton	71	Director	Since 2015	British Columbia, Canada

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

Lei Wang, Chief Financial Officer

Ms. Wang, CPA, CGA, has worked in the mineral resource sector for more than 20 years, and has experience in financial reporting, regulatory compliance, internal control and corporate finance activities. She is currently CFO of GoviEx Uranium Inc. Prior to coming to Canada, Ms. Wang worked at Schlumberger in Aberdeen, Scotland, and Glencore International in Beijing, China. Ms. Wang holds a Bachelor of Science in Engineering from Qingdao University, China.

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

Mr. Eyton practiced the profession of accounting in both public practice and corporate entities. Currently Mr. Eyton is a Director and Chair of the Audit Committee for Quaterra Resources Inc. Mr. Eyton has also served as a director and chair of audit committees for other reporting issuers including, Sabina Gold and Silver Corp; Southern Silver Exploration Corp; Homestake Resource Corporation; Bravada Gold Corporation; and Potash North Resource Corp.

Mr. Eyton is currently retired from active employment.

B.	Compensation

Executive Officers

The following table sets forth the compensation paid to executive officers for the fiscal year ended December 31, 2017.

Name	Salary ($)	Bonus ($)	Securities Under Options Granted (#)(4)	Share-Based Payment Under Options ($)(5)	All other Compensation	Total ($)
Thomas C. Patton(1) CEO	150,000	nil	250,000	14,675	nil	164,675
Lei Wang(2) Chief Financial Officer	69,305	nil	200,000	11,740	nil	81,045
Gerald Prosalendis(3) President and Chief Operating Officer	173,264	nil	250,000	14,675	nil	187,939

(1)	Mr. Patton received a salary payment of $150,000 per year, and has assumed role of President and CEO of the Company in September 2015 and CEO since April 14, 2016.
(2)	Ms. Wang received a salary payment of CAD$90,000 and was appointed as Chief Financial Officer effective January 1, 2016.
(3)	Mr. Prosalendis received a salary payment of CAD$225,000 per year and was appointed as President and Chief Operating Officer effective April 14, 2016.
(4)	We granted stock options on June 23, 2017 under our Incentive Stock Option Plan at an exercise price of C$0.095 per share for a five year term to the executive officers named above.

(5)

The assumptions used to calculate share-based payment for June 2017 options were risk-free interest rate 0.60%, expected share price volatility 85%, expected option life 5 years, forfeiture rate 0%, and expected dividend yield 0%.

Board of Directors

The Company reinstated from July 2015 the Directors’ annual fees to non-executive directors as follows:

Independent Directors	CAD$ 10,000

Chairman of the Audit Committee	CAD$ 7,500
Chairman of any other committee	CAD$ 5,000

The following table sets forth the compensation paid to independent directors for the fiscal year ended December 31, 2017.

Name	Fees ($)	Bonus ($)	Securities Under Options Granted (#)(1)	Share-Based Payment Under Options ($)(2)	All other Compensation	Total ($)
John Kerr SHSE Chair	11,551	nil	200,000	11,740	nil	23,291
Terry Eyton Audit Chair	13,476	nil	200,000	11,740	nil	25,216
Roy Wilkes CGNC Chair	11,551	nil	200,000	11,740	nil	23,291

(1)	The Company granted stock options on June 23, 2017 under our Incentive Stock Option Plan at an exercise price of C$0.095 per share for a five year term to the directors named above.
(2)

The assumptions used to calculate share-based payment for June 2017 options were risk-free interest rate 0.60%, expected share price volatility 85%, expected option life 5 years, forfeiture rate 0%, and expected dividend yield 0%.

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

Thomas Patton: Mr. Patton entered into an amended and restated employment agreement with the Company and its subsidiary, Quaterra Alaska Inc., effective January 1, 2016 and amended on April 14, 2016. This agreement was subsequently renewed on April 14, 2017 for an additional year. Under the employment agreement, Mr. Patton is entitled to receive an annual base salary of $150,000. Upon the expiration of one year following the date of the employment agreement and each year thereafter, the Company will review Mr. Patton’s salary with a view to its increase, giving consideration to the Company’s financial position and the scope of its activities. Mr. Patton may be eligible to participate in future stock option grants. The Company may terminate the employment of Mr. Patton only for breach of the employment agreement or for cause. Mr. Patton is entitled to two months’ notice of such discharge. If Mr. Patton becomes disabled and unable to perform his regular duties, he shall be entitled to receive his full salary for two months. Upon a change of control, as defined in the employment agreement, Mr. Patton has the right to terminate the employment agreement and receive an amount of money equal to the amount that would have been paid to him during the unexpired term of the Agreement.

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

Lei Wang: Effective January 1, 2017, Lei Wang entered into an employment agreement with the Company for a period of one year, whereby Ms. Wang is entitled to an annual salary of CAD$90,000. Upon the expiration of one year following the date of the employment agreement, assuming the term is extended by mutual agreement, and each year thereafter, the Company will review Ms. Wang’s salary with a view to its increase, giving consideration to the Company’s financial position and the scope of its activities. Ms. Wang may be eligible to participate in future stock option grants. The Company may terminate the employment of Ms. Wang only for breach of the employment agreement or for cause. Ms. Wang is entitled to two months’ notice of such discharge. If Ms. Wang becomes disabled and unable to perform her regular duties, she shall be entitled to receive her full salary for two months. Upon a change of control, as defined in the employment agreement, Ms. Wang has the right to terminate the employment agreement and receive an amount of money equal to her annual salary for one year, that amount being CAD$90,000.

Lawrence Page, Q.C.: On July 15, 2011, Mr. Page entered into a consulting agreement with the Company for a period of five years, whereby Mr. Page provides corporate secretarial services to the Company and is entitled to receive an annual fee of CAD$50,000. The consulting agreement was renewed on July 15, 2016 and July 15, 2017 for further one year periods. Mr. Page may be eligible to participate in future stock option grants. Upon a change of control, as defined in the agreement, Mr. Page has the right to terminate the agreement and receive an amount of money equal to his annual salary for one year, that amount being CAD$50,000.

Committees

Our Board of Directors has established an Audit Committee and a Corporate, Governance, Nomination and Compensation Committee.

Audit Committee –The Company’s Board of Directors has a separately-designated standing audit committee (the “Audit Committee”) established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. The members of the Audit Committee are Terrence Eyton, John Kerr and LeRoy Wilkes. The Company’s Board of Directors has determined that each of Messrs. Eyton, Kerr and Wilkes are independent (as provided for under Rule 10A-3 of the Securities Exchange Act of 1934, as amended) and are financially literate. The Audit Committee is responsible for assisting directors to meet their responsibilities, providing better communication between directors and external auditors, enhancing the independence of the external auditor, increasing the credibility and objectivity of financial reports, and strengthening the role of the directors, facilitating in-depth discussions among directors, management, and the external auditor. The Audit Committee meets at least four times during a year. A copy of the Audit Committee Charter is available through our website at www.quaterra.com.

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

D.	EMPLOYEES

During the fiscal years ended December 31, 2017, 2016, 2015, and 2014, we had direct employees as outlined below:

Company	2017	2016	2015	2014
Quaterra Resources Inc.	3	3	2	2
Quaterra Alaska Inc./Singatse Peak Services LLC	5	5	5	6
Minera l Agua Tierra S.A. de C.V.	Nil	Nil	Nil	Nil
Quaterra International Limited	Nil	Nil	Nil	Nil

E.	SHARE OWNERSHIP

All persons listed in subsection 6.B above beneficially own an aggregate of 6,128,839 Common shares or 3.05% of our common shares outstanding. Dr. Thomas Patton beneficially owns 5,214,762 or 2.59% of our common shares and he has the right to exercise or redeem various stock options that if fully exercised he will beneficially own 7,364,762 common shares of the Company or 3.63% of our outstanding shares. No other director or officer beneficially owns greater than 1% of our common shares.

We grant stock options to directors, officers, employees and consultants who provide services to us, including our subsidiaries, pursuant to our Incentive Stock Option Plan. The purpose of the Incentive Stock Option Plan is to provide increased incentive to contribute to our future success and prosperity, thus enhancing the value of our shares for the benefit of all the shareholders and increasing our ability to attract and retain skilled and motivated individuals in the service of us. Our Incentive Stock Option Plan is a “rolling” plan through which the maximum number of issuable shares underlying options is equal to 10% of our outstanding shares. As of December 31, 2017, there were 16,050,000 options outstanding under the Incentive Stock Option Plan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

We are not aware of any beneficial shareholder holding greater than 5% of our common shares as of the date of this annual report or during the prior three years, other than:

Goldcorp Inc.	10,294,825 common shares	5.12%

Goldcorp’s ownership of the Company has not changed in three years. The Company’s major shareholder does not have different voting rights.

As of December 31, 2017, approximately 55% of our common shares were held in Canada and approximately 45% of our common shares were held in the U.S., with less than 1% of our common shares held in various other countries.

There are no arrangements known to us that may, at a subsequent date, result in a change in control.

B.	Related Party Transactions

The Company amended the service agreement (the “Manex Agreement”) with related party Manex Resource Group (“Manex”). These services are provided in the normal course of operations for consideration established and accepted by the Company and Manex. On February 9, 2012, the Company renewed the Manex Agreement with Manex at agreed market rates for a five-year term expired August 31, 2017. The Manex Agreement amended further on September 1, 2013, March 1, 2014 and January 1, 2015 to reduce the fee for services to a monthly rate of CAD$5,000 with the monthly office lease remaining at CAD$8,000. The Company may terminate the services portion of the Manex Agreement upon 30 day notice without penalty, and the office lease portion of the Manex Agreement by paying Manex the lesser of CAD$96,000 or a total fee owing for the remainder of the lease term (through August 31, 2017). The office lease term expired on August 31, 2017, and the Company may terminate the office lease upon 30 days notice without penalty. During the year ended December 31, 2017 the Company paid CAD$156,000 to Manex. Manex is located at the same address as the Company at Suite 1100, 1199 West Hastings Street, Vancouver, British Columbia, V6E 3T5. We believe the terms of the Manex Agreement are similar to that which would be obtainable from an unrelated party.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

Financial Statements

The consolidated statements of financial position of Quaterra Resources Inc. as of December 31, 2017 and 2016 and the consolidated statements of comprehensive loss, changes in equity and cash flows of Quaterra Resources Inc. for the years ended December 31, 2017, 2016, and 2015, as well as the auditors’ report thereon, are presented at Item 17 of this annual report.

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

Significant Changes

Except as otherwise disclosed in this annual report, including under Item 5. “Operating and Financial Review and Prospects”, there has been no significant change in our financial position since December 31, 2017.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and listing details

Our common shares have traded on the TSX Venture Exchange since November 14, 1997 under the symbol “QTA”. Our common shares also have traded on the NYSE MKT (previously known as the NYSE AMEX) from March 4, 2008 until February 6, 2014, under the symbol “QMM”. On February 7, 2014, our shares began trading on the OTCQX under the symbol “QTRRF” and on OTCQB under the same symbol since April 1, 2017.

The following table set forth the price history of our common shares for the periods indicated.

	TSX Venture Exchange (C$)		NYSE MKT (US$)		OTCQX / OTCQB (US$)
Annual Periods	High	Low	High	Low	High	Low
Fiscal Year Ended	0.15	0.05	-	-	0.1159	0.0369
December 31, 2017
Fiscal Year Ended	0.085	0.05	-	-	0.07	0.0361
December 31, 2016
Fiscal Year Ended	0.145	0.035	-	-	0.10	0.03
December 31, 2015
Fiscal Year Ended	0.11	0.035	-	-	0.089	0.03
December 31, 2014
Fiscal Year Ended	0.36	0.065	0.37	0.07	-	-
December 31, 2013

Quarterly Periods
Fiscal Year Ended
December 31, 2017
First Quarter	0.15	0.07	-	-	0.1159	0.049
Second Quarter	0.135	0.08	-	-	0.0983	0.067
Third Quarter	0.13	0.08	-	-	0.0968	0.0624
Fourth Quarter	0.09	0.05	-	-	0.07	0.0369
Fiscal Year Ended
December 31, 2016
First Quarter	0.085	0.05	-	-	0.06	0.0361
Second Quarter	0.085	0.055	-	-	0.0659	0.0389
Third Quarter	0.085	0.065	-	-	0.07	0.0452
Fourth Quarter	0.08	0.06	-	-	0.06	0.042
			-	-
Monthly Periods
February 2018	0.08	0.07	-	-	0.0695	0.055
January 2018	0.085	0.065	-	-	0.0686	0.0536
December 2017	0.085	0.05	-	-	0.0692	0.0369
November 2017	0.07	0.06	-	-	0.0549	0.0451
October 2017	0.09	0.075	-	-	0.07	0.0515
September 2017	0.115	0.08	-	-	0.0951	0.0624

B.	Plan of Distribution

Not applicable.

C.	Markets

See subsection 9.A. “Offer and Listing Details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Incorporation

We are governed by notice of articles dated September 14, 2015, and articles of association dated June 13, 2005, as amended on December 11, 2007 (the “Articles”). Our Articles are on file with the Office of the British Columbia Registrar of Companies under Certificate of Incorporation No. BC0446713. Under the provisions of the Business Corporations Act (BC), we have the capacity and the rights, powers, and privileges of an individual of full capacity. There are no restrictions in our Articles on the business that we can carry on or the powers we can exercise.

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

There currently are no laws, decrees, regulations, or other legislation in Canada that restrict the export or import of capital, or impose foreign exchange controls or affect the remittance of interest, dividends, or other payments to nonresident holders of our common shares, other than the withholding tax requirements described under Subsection E – “Taxation” below. Canada has no system of exchange controls.

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

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) as such term is defined in Rule 13a-15(f) or Rule 15d-15(f) promulgated under the Exchange Act. Management (under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer) assessed the effectiveness of our ICFR as of December 31, 2017, using the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO 2013 framework). Based on this assessment, our management concluded that our ICFR were effective as of December 31, 2017.

This annual report does not include an attestation report of our registered public accounting firm regarding our ICFR. Our management's report was not subject to attestation by our registered independent public accounting firm because we are not an accelerated filer or large accelerated filer and exempt as an Emerging Growth Company.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the fiscal year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee financial expert

Our Board of Directors has determined that Terrence Eyton is an “audit committee financial expert”, as defined in Item 16A(b) of Form 20-F, serving on the Audit Committee of the Company as within the criteria prescribed under SEC.

Item 16B.	Code of Ethics

We have adopted a Code of Business Conduct and Ethics for all our directors, officers, and employees. It includes a Code of Ethical Conduct for Financial Managers that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Code of Business Conduct and Ethics is available in the Governance section of our website at www.quaterra.com. All applicable amendments to and waivers of the Code of Business Conduct Ethics governing our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions will be posted on our website and furnished to the SEC on Form 6-K.

The Company will provide to any person without charge, upon request via email at info@quaterra.com, a copy of the Code of Business Conduct and Ethics.

Item 16C.	Principal Accountant Fees and Services

The following table shows the aggregate fees billed to us by our independent auditor PricewaterhouseCoopers LLP for 2017 and 2016, in each of the last two fiscal years.

CAD$	Year ended December 31,
	2017	2016
Audit Fees	$42,500	$42,500
Audit-Related Fees	Nil	Nil
Tax Fees	Nil	Nil
All Other Fees	-	-

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

The Audit Committee recommends to the Board of Directors the external auditor to perform audit, review, and attestation services. The Audit Committee pre-approves all non-audit services provided by our external auditors, and pre-approved the tax fees and the all other fees listed in the table above.

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

Item 16G.	Corporate Governance

Not applicable.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

ITEM 18.	FINANCIAL STATEMENTS

Not applicable.

ITEM 19.	EXHIBITS

The following documents are filed as exhibits to this annual report on Form 20-F:

Exhibit Number	Description of Exhibit

1.1	Articles of Quaterra Resources Inc., dated December 11, 2007 (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form 8-A12G (0-55319) filed February 5, 2014).

1.2	Notice of Articles of Quaterra Resources Inc., dated May 11, 2017 (filed herewith)

2	Shareholder Rights Plan, dated June 12, 2013 (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form 8-A12G (0-55319) filed February 5, 2014).

4.1	Amended and Restated Service Agreement between Manex Resource Group and Quaterra Resources Inc. dated as of February 9, 2012 as amended September 1, 2013, March 1, 2014 and January 1, 2015 (incorporated by reference to Exhibit 4 to the Company’s Form 20-F (0-55139) filed on April 1, 2016).

8	List of Subsidiaries (filed herewith)

12.1	Certification of the principal executive officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)

12.2	Certification of the principal financial officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)

13.1	Certification of the principal executive officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

13.2	Certification of the principal financial officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUATERRA RESOURCES INC.

Dated: March 29, 2018	By: /s/ Lei Wang
Lei Wang
Chief Financial Officer

(An Exploration Stage Company)

Consolidated Financial Statements

For the year ended December 31, 2017

(In U.S. Dollars)

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

“Thomas C. Patton” (signed)	“Lei Wang” (signed)
Thomas C. Patton	Lei Wang
Chairman and Chief Executive Officer	Chief Financial Officer

March 27, 2018
Vancouver, British Columbia, Canada

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Quaterra Resources Inc.

Opinions on the Financial Statements

We have audited the accompanying consolidated balance sheets of Quaterra Resources Inc. as of December 31, 2017 and 2016, and the related consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and cash outflows from operating activities that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

(signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants

Vancouver, Canada
March 28, 2018

We have served as the Company's auditor since 2016.

INDEPENDENT AUDITORS’ REPORT TO THE SHAREHOLDERS OF QUATERRA RESOURCES INC.

We have audited the accompanying consolidated financial statements of Quaterra Resources Inc., which comprise the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the year ended December 31, 2015, and a summary of significant accounting policies and other explanatory information.

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

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial performance and cash flows of Quaterra Resources Inc. for the year ended December 31, 2015 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Chartered Professional Accountants

Vancouver, Canada
March 24, 2016

Quaterra Resources Inc.
Consolidated Statements of Financial Position
(In thousands of U.S. Dollars)

	Note	December 31, 2017	December 31, 2016
Assets		$	$

Current assets:
Cash and cash equivalents		1,575	6,665
Other receivable		3	3
Marketable securities	3	286	132
Prepaid and other		28	47
		1,892	6,847
Non-current assets:
Exploration and evaluation assets	4	31,295	27,597
Reclamation bonds		60	70
		31,355	27,667
Total Assets		33,247	34,514

Liabilities
Current liabilities:
Accounts payable and accrued liabilities		130	111
Loan payable	5	571	540
Convertible notes	6	-	540
		701	1,191
Non-current liability
Derivative liability - warrants	7	587	938
		587	938
Total Liabilities		1,288	2,129
Shareholders' Equity
Share capital		100,729	100,051
Share-based payment reserve		18,729	18,560
Accumulated comprehensive loss		(62)	(31)
Deficit		(87,437)	(86,195)
		31,959	32,385
Total Liabilities and Shareholders' Equity		33,247	34,514

Nature of operations and going concern (Note 1)

(See the accompanying notes to the consolidated financial statements)

Approved on behalf of the Board of Directors on March 27, 2018:

/s/ “Thomas Patton”	/s/“Terrence Eyton”
Director	Director

Quaterra Resources Inc.
Consolidated Statements of Loss and Comprehensive Loss
(In thousands of U.S. Dollars, except for shares and per share amounts)

		Year ended December 31,
	Note	2017	2016	2015
		$	$	$
General administrative expenses
Administration and general office expense		287	300	274
Consulting		48	92	160
Depreciation		-	14	10
Investor relations and communications		104	69	72
Personnel costs		645	419	720
Professional fees		120	199	275
Share-based payments	9(a)	169	136	208
Transfer agent and regulatory fees		70	43	63
Travel and promotion		91	70	78
		(1,534)	(1,342)	(1,860)

Exploration partner fees		-	25	25
Fair value gain (loss) on derivative liability		351	454	(1,207)
Foreign exchange gain (loss)		(33)	23	70
General exploration recovery (cost)		-	(6)	(18)
Gain (loss) on disposal of assets		186	536	(42)
Loss on settlement of convertible notes		(100)	-	-
Impairments		-	(1,480)	-
Interest expense		(112)	(75)	(72)
		292	(523)	(1,244)
Net loss for the year		(1,242)	(1,865)	(3,104)
Other comprehensive loss
Net change in fair value of marketable securities	3	(31)	(31)	-
Comprehensive loss for the year		(1,273)	(1,896)	(3,104)
Loss per share - basic and diluted		(0.01)	(0.01)	(0.02)
Weighted average number of common shares outstanding		199,450,814	193,479,416	193,479,416

(See the accompanying notes to the consolidated financial statements)

Quaterra Resources Inc.
Consolidated Statements of Cash Flows
(In thousands of U.S. Dollars)

	Year ended December 31,
	2017	2016	2015
	$	$	$
Operating activities
Net loss for the year	(1,242)	(1,865)	(3,104)
Items not involving cash:
Depreciation	-	14	10
Fair value (gain) loss on derivative liability	(351)	(454)	1,207
Impairments of mineral properties	-	1,480	-
Interest expense	79	70	83
(Gain) loss on disposal of assets	(186)	(536)	42
Loss on settlement of convertible notes	100	-	-
Share-based payments	169	136	208
	(1,431)	(1,155)	(1,554)
Changes in non-cash working capital
Other receivable	-	2	(1)
Prepaid and other	19	34	(15)
Accounts payable and accrued liabilities	(31)	92	(197)
Cash used in operating activities	(1,443)	(1,027)	(1,767)

Financing activities
Loan payable	-	-	500
Cash provided by financing activities	-	-	500

Investing activities
Expenditures on mineral properties	(6,122)	(5,145)	(3,684)
Recovery from exploration partners	-	48	(22)
Proceeds from option agreement	2,393	5,075	4,575
Proceeds from sale of mineral properties	-	3,000	3,500
Net proceeds from disposal of assets	-	343	-
Reclamation bonds	(10)	(18)	9
Cash (used) provided by in investing activities	(3,739)	3,303	4,378
Effect of foreign exchange on cash	92	(133)	(72)
(Decrease) increase in cash and cash equivalents	(5,090)	2,143	3,039
Cash and cash equivalents, beginning of year	6,665	4,522	1,483
Cash and cash equivalents, end of year	1,575	6,665	4,522
Supplemental cash flow information
Exploration expenditures included in accounts payable	$63	$75	$398
Interest paid in cash	$53	$-	$-
Shares issued for interest	$80	$-	$-

(See the accompanying notes to the consolidated financial statements)

Quaterra ResourcesInc.
Consolidated Statements of Changes in Equity
(In thousands of U.S. Dollars, except for shares)

	Common Shares		Share-based	Accumulated other
	Number of	Amounts	payment reserve	comprehensive loss	Deficit	Total
	Shares	($)	($)	($)	($)	($)
Balance, December 31, 2014	193,479,416	100,051	17,002	-	(81,226)	35,827
Share-based payments	-	-	208	-	-	208
Derivative liability - warrants	-	-	1,214	-	-	1,214
Net loss for the year	-	-	-	-	(3,104)	(3,104)
Balance, December 31, 2015	193,479,416	100,051	18,424	-	(84,330)	34,145
Share-based payments	-	-	136	-	-	136
Other comprehensive loss	-	-	-	(31)	-	(31)
Net loss for the year	-	-	-	-	(1,865)	(1,865)
Balance, December 31, 2016	193,479,416	100,051	18,560	(31)	(86,195)	32,385
Shares issued to settle convertible notes	7,489,898	678	-	-	-	678
Share-based payments	-	-	169	-	-	169
Other comprehensive loss	-	-	-	(31)	-	(31)
Net loss for the year	-	-	-	-	(1,242)	(1,242)
Balance, December 31, 2017	200,969,314	100,729	18,729	(62)	(87,437)	31,959

(See the accompanying notes to the consolidated financial statements)

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2017
(In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Quaterra Resources Inc. (together with its subsidiaries, “Quaterra” or the “Company”) is a copper exploration company working on its mineral properties located in Nevada and Alaska, United States. The Company is incorporated in British Columbia, Canada. Its head office is located at 1100 - 1199 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3T5.

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

These consolidated financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As at December 31, 2017, the Company had working capital of $1.191 million. The Company has no source of revenue, has significant cash requirements to meet its administrative overhead, pay its liabilities and have to renegotiate certain mineral property option payments. The Company will need to raise funds to continue its exploration activities; while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. These conditions cast substantial doubt on the Company’s ability to continue as a going concern.

These consolidated financial statements do not reflect the adjustments to the carrying value of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption inappropriate. Such adjustments could be material.

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

These consolidated financial statements incorporate the financial statements of Quaterra and its wholly-owned subsidiaries: Quaterra Alaska Inc., Singatse Peak Services, LLC, Six Mile Mining Company, Quaterra International Limited, and QTA International Nieves Limited.

b)	Accounting estimates and judgments

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies, reported amounts and disclosures. Actual results could differ from those estimates. Differences may be material.

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2017
(In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

Judgment is required in assessing whether certain factors would be considered an indicator of impairment. Both internal and external information are considered to determine whether there is an indicator of impairment present and accordingly, whether impairment testing is required.

c)	Translation of foreign currencies

The Company’s presentation currency is the U.S. dollar (“$” or “USD”). The functional currency of the Company and its significant subsidiaries is the USD.

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

d)	Exploration and evaluation assets

Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are capitalized on an individual property basis until the property is put into production, sold, abandoned, or determined to be impaired. Administration costs and general exploration costs are expensed as incurred.

When the technical feasibility and commercial viability of extracting a mineral resource are demonstrable, the exploration and evaluation costs are transferred to property and equipment. When a property is placed into commercial production, capitalized costs will be depleted using the units-of-production method.

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

e)	Impairment

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

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2017
(In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

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

g)	Share-based payments

The fair value of stock options granted to directors, officers, employees and consultants is calculated using the Black Scholes option pricing model and are expensed over the vesting periods. If and when the stock options are exercised, the value attributable to the stock options is transferred to share capital.

h)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank deposits and highly liquid investments with an original maturity of 90 days or less.

i)	Financial instruments

Financial instruments are classified as one of the following: fair value through profit or loss (“FVTPL”), held– to–maturity, loans and receivables, available–for–sale financial assets or other financial liabilities. All financial instruments are measured at fair value on initial recognition.

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

The Company has classified cash and cash equivalents, other receivable as “loans and receivables”; marketable securities as “financial assets at FVTPL”; accounts payable and accrued liabilities, loan payable as “other financial liabilities”; and derivative liability as “held-for-trading”.

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

The Company had no material provisions at December 31, 2017 and 2016.

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2017
(In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

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

Income tax comprises current and deferred tax. Income tax is recognized in net loss, except to the extent it is related to items recognized directly in equity or in other comprehensive loss.

Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined on a non–discounted basis using tax rates and laws that have been enacted or substantively enacted by the reporting date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered.

Recent and Future Accounting Changes

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective.

IFRS 9, Financial Instruments, replaces the current standard, IAS 39 Financial Instruments: Recognition and Measurement. The new standard replaces the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value. The standard is effective for annual periods beginning on or after January 1, 2018. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

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

3.	MARKETABLE SECURITIES

The Company was originally issued 1,182,331 common shares of Grande Portage Resources Ltd. (“Grande Portage”), as a result of the sale of the Company’s 35% interest in the Herbert Gold project on July 29, 2016. On November 9, 2017, an additional 760,464 shares were allotted after Grande Portage completed financings up to $1 million to maintain Quaterra’s interest at 9% pursuant to the terms of the sale agreement. As of December 31, 2017, the Company held 1,942,795 common shares of Grande Portage with a fair value of $286,502.

These shares are classified as available-for-sale and recorded at fair market value determined by reference to their closing share price at each reporting date. Any fair value gain or loss is recognized in the other comprehensive income (loss) at each reporting date.

During the year ended December 31, 2017, a $31,324 loss was recognized in other comprehensive income (loss).

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2017
(In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

4.	EXPLORATION AND EVALUATION ASSETS

The Company owns a 100% interest in the MacArthur and Yerington properties, and has an option to earn a 100% interest in the Bear and Wassuk properties, which are located in Yerington District, Nevada.

In April 2017, the Company entered into a lease agreement with Chuchuna Minerals Company (“Chuchuna”) to earn a 90% interest in Groundhog property located in Alaska.

On September 11, 2017, Freeport-McMoRan Nevada LLC (“Freeport Nevada”) terminated the Membership Interest Option Agreement (the “Option Agreement”) that was entered on June 13, 2014, as amended. The Option Agreement had provided a total of $14.54 million in funding to the Company which was used in exploration, land maintenance, environmental compliance, and general administration of the Yerington District properties.

During the year ended December 31, 2017, the Company spent $4.58 million in Yerington and $1.5 million in exploration work at Groundhog.

Total mineral property maintenance and exploration costs are listed in the table below:

	United States						Mexico
	MacArthur	Yerington	Bear	Wassuk	Groundhog	Other	Nieves	Total
	$	$	$	$	$	$	$	$
December 31, 2015	18,700	9,315	3,750	660	-	1,562	2,388	36,375
Option payments	(368)	(231)	(3,976)	-	-	-	(1,500)	(6,075)
Balance, December 31, 2015	18,332	9,084	(226)	660	-	1,562	888	30,300
Additions:
Property maintenance	150	63	1,388	152	-	-	-	1,753
Geological & mapping	-	376	732	-	-	-	-	1,108
Geophysical & survey	79	154	46	-	-	-	-	279
Assay & labs	4	1	80	-	-	-	-	85
Drilling	-	-	1,150	-	-	-	-	1,150
Other	47	78	322	-	-	-	-	447
	280	672	3,718	152	-	-	-	4,822
Disposal	-	-	-	-	-	(82)	(888)	(970)
Impairment	-	-	-	-	-	(1,480)	-	(1,480)
Option payments	(1,075)	(356)	(3,492)	(152)	-	-	-	(5,075)
Balance, December 31, 2016	17,537	9,400	-	660	-	-	-	27,597
Additions:
Property maintenance	151	160	895	252	126	-	-	1,584
Geological & mapping	47	639	-	6	412	-	-	1,104
Geophysical & survey	34	240	95	1	525	-	-	895
Assay & labs	42	104	-	85	-	-	-	231
Drilling	300	1,393	4	-	200	-	-	1,897
Other	-	131	1	-	248		-	380
	574	2,667	995	344	1,511	-	-	6,091
Option payments	(223)	(1,495)	(675)	-	-	-	-	(2,393)
Balance, December 31, 2017	17,888	10,572	320	1,004	1,511	-	-	31,295

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2017
(In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

a)	MacArthur, Nevada

The Company earned its 100% interest in the MacArthur property by paying $2.2 million over 10 years. The property is subject to a 2% net smelter return royalty (“NSR”), which may be reduced to a 1% NSR royalty for a consideration of $1.0 million.

b)	Yerington Pit, Nevada

The Company acquired a 100% interest in the Yerington property from the Arimetco bankruptcy proceeding in April 2011 for $500,000 cash and 250,000 common shares.

The acquisition followed years of due-diligence studies and negotiations with state and federal agencies and the receipt of Bona Fide Prospective Purchase letters from the U.S. Environmental Protection Agency (“EPA”), the Nevada Division of Environmental Protection and the Bureau of Land Management to protect SPS from liability emanating from activities of the former mine owners and operations.

The property has a 2% NSR royalty capped at $7.5 million on commencement of commercial production.

c)	Bear, Nevada

Bear Deposit consists of five option agreements covering private land in Yerington, Nevada. Under the terms of these option agreements, as amended, the Company is required to make approximately $5.0 million in cash payments over 11 years ($3.72 million paid) in order to maintain the exclusive right to purchase the land, mineral rights and certain water rights and to conduct mineral exploration on these properties. Aggregate payments due under the five option agreements by year are as follows:

•	$1,458,774 paid prior to December 31, 2015;
•	$1,363,258 due in 2016 (paid);
•	$895,258 due in 2017 (paid);
•	$688,000 due in 2018;
•	$238,000 due in 2019;
•	$188,000 due in 2020;
•	$63,000 each due in 2021 and 2022, respectively; and
•	$51,000 due in 2023

d)	Wassuk, Nevada

The Company has an option to earn an interest in certain unpatented mining claims in Lyon County, Nevada, over ten years and is required to make $1.51 million in cash payments ($850,000 paid) and incur a work commitment of $300,000 ($92,112 incurred) by August 1, 2018 as below:

•	$550,000 paid up to August 1, 2015;
•	$100,000 on or before August 1, 2016 (paid);
•	$200,000 each on or before August 1, 2017 (paid) and 2018; and
•	$230,000 each on or before August 1, 2019 and 2020, respectively.

The property is subject to a 3% NSR royalty upon commencing commercial production, which can be reduced to a 2% NSR royalty in consideration for $1.5 million.

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2017
(In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

e)	Groundhog, Alaska

On April 25, 2017, the Company announced it signed a lease agreement with Chuchuna Minerals Company giving it an option to acquire a 90% interest in the Groundhog copper prospect, located 200 miles southwest of Anchorage, Alaska. To earn the 90% interest, the Company is required to fund a total of $5.0 million of exploration expenditure over five years ($1.5 million made in 2017), and to make a lump sum payment to Chuchuna of $3.0 million by the end of the fifth year.

The Company has no obligation to exercise its option and can terminate the agreement at its discretion annually.

If the Company exercises its option to acquire 90% of Groundhog, Chuchuna and Quaterra will enter into a joint venture agreement. Chuchuna will retain a 10% interest in the property carried to production, and a NSR royalty of 1.75%. Within the first ten years the Company may purchase 50% of the NSR by paying Chuchuna $25 million.

5.	LOAN PAYABLE

On May 8, 2015, the Company entered into a $500,000 secured note (“Loan Payable”) with Freeport Nevada in order to facilitate a real property interest acquisition within the Bear Deposit area.

The Loan Payable bears an annual interest of 5%, compound daily, and is due by March 10, 2018, 180 days following the termination notice of the Option Agreement on September 11, 2017.

Subsequent to the year end, the Company further extended repayment by 180 days to September 6, 2018 and paid a $28,816 extension fee to Freeport Nevada.

6.	CONVERTIBLE NOTES

On July 2, 2014, the Company closed a non-brokered private placement of 500 units for gross proceeds of $500,000. Each unit comprised of one non-transferable convertible redeemable promissory note (“Notes”) and 11,442 non-transferable warrants. The Notes bear simple interest at a rate of 10% per annum.

On February 25, 2017, the Company’s shares had achieved a minimum closing price of CAD$0.12 for a 10-consecutive trading day period on the TSX venture Exchange, and accordingly, the principal of the Notes was automatically converted into 6,609,000 shares at a rate of CAD$0.10 per share. Of the interest due, $79,977 was paid by issuing 880,898 shares, and the remaining interest of $53,315 was paid in cash.

On March 16, 2017, the Company issued 7,489,898 common shares and paid $53,315 cash to settle the convertible notes and related interest. As a result, a $100,000 loss on the settlement of the convertible notes was recorded in the statement of loss and comprehensive loss.

7.	DERIVATIVE LIABILITY

The Company has certain warrants that are either exercisable in a different currency from the Company’s functional currency, or the number of shares to be issued upon exercising are subject to change. They are classified as derivative liabilities and carried at fair value and revalued at each reporting date.

As of December 31, 2017, the derivative liabilities were related to the 19,000,000 warrants expiring Oct 4, 2019 and revalued at $587,100 using the weighted average assumptions: volatility of 133%, expected term of 1.75 year, discount rate of 1.68% and dividend yield of 0%.

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2017
(In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

8.	SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares without par value.

On March 16, 2017, the Company settled the convertible debt including principal and a portion of the interest accrued by issuing a total of 7,489,898 common shares (Note 6).

There were no shares issued in the year ended December 31, 2016.

9.	SHARE-BASED PAYMENTS

a)	Stock options

The Company has a stock option plan under which the Company is authorized to grant stock options of up to 10% of the number of common shares issued and outstanding of the Company at any given time.

The following table presents changes in stock options outstanding and exercisable:

	December 31, 2017		December 31, 2016
	Number of	Weighted Average	Number of	Weighted Average
	Options	Exercise Price (CAD$)	Options	Exercise Price (CAD$)
Outstanding, beginning of year	15,710,000	0.16	15,765,000	0.38
Granted	2,900,000	0.10	3,025,000	0.065
Expired	(2,500,000)	(0.45)	(2,870,000)	(1.24)
Forfeiture	(60,000)	(0.10)	(210,000)	(0.32)
Outstanding, end of year	16,050,000	0.16	15,710,000	0.16
Exercisable, end of year	15,850,000	0.17	15,310,000	0.17

The following table summarizes stock options outstanding by expiry dates with exercise price at the date of recording in Canadian dollars:

		Number of Options Outstanding
Expiry Date	Exercise Price (CAD$)	December 31, 2017	December 31, 2016
March 27, 2017	0.50	–	100,000
June 28, 2017	0.45	–	2,400,000
September 19, 2018	0.16	3,760,000	3,760,000
June 25, 2019	0.10	2,815,000	2,815,000
December 31, 2019	0.05	1,000,000	1,000,000
March 26, 2020	0.05	200,000	200,000
July 16, 2020	0.13	2,380,000	2,410,000
April 14, 2021	0.065	2,995,000	3,025,000
June 23, 2022	0.095	2,900,000	–
		16,050,000	15,710,000

The Company used the following assumptions in the Black-Scholes option pricing model:

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2017
(In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

	December 31, 2017	December 31, 2016	December 31, 2015
Weighted average share price	CAD 0.08	CAD 0.06	CAD 0.09
Risk–free interestrate	0.60%	0.60%	0.48%
Expected share price volatility	85%	141%	143%
Expected option life in years	5.0	5.0	5.0
Forfeiture rate	0%	0%	0%
Expected dividend yield	0%	0%	0%

Share-based payment expenses were allocated as follows:

	Year ended December 31,
	2017	2016	2015
	$	$	$
Consultants	55	30	38
Directors and officers	88	85	146
Employees	26	21	24
	169	136	208

b)	Share purchase warrants

The following table summarizes warrants outstanding as of December 31, 2017 and 2016:

Expiry date	Exercise price	Number of Warrants
January 2, 2018	CAD 0.16	5,721,000
September 13, 2018	$0.15	29,810,000
October 3, 2019	$0.16	19,000,000
		54,531,000

Subsequent to year end, 5,721,000 warrants expired unexercised.

10.	RELATED PARTY TRANSACTIONS

a)

The Company’s related parties include its directors and officers who are the key management of the Company. The remuneration of directors and officers was as follows, subject to change of control provisions for officers:

	Year ended December 31,
	2017	2016	2015
	$	$	$
Salaries	431	367	517
Directors' fees	36	36	18
Share-based payments	88	85	146
	555	488	681

b)

Manex Resource Group (“Manex”) is a private company owned by the Company’s Corporate Secretary Mr. Lawrence Page. During the year ended December 31, 2017, the Company paid $120,129 (CAD$156,000) to Manex for its Vancouver office space and general office services. The five-year service contract expired on August 31, 2017, and the Company currently is on a month-to-month basis.

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2017
(In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

11.	SEGMENTED INFORMATION

The Company has one business segment, the exploration of mineral properties. As of December 31, 2017 and 2016, all the Company’s significant non-current assets are located in the United States.

12.	COMMITMENTS

To acquire certain mineral property interests in Nevada (Note 4), the Company must make optional acquisition expenditures in order to satisfy the terms of existing option agreements, failing which the rights to such mineral properties will revert back to the property vendors.

13.	DEFERRED INCOME TAXES

a)	A reconciliation of income tax provision computed at Canadian statutory rates to the reported income tax provision is provided as follows:

	2017		2016

Loss for the year	$(1,240)	$	(1,865)
Canadian statutory tax rate	26%		26%
Income tax benefit computed at statutory rates	(323)		(485)
Foreign tax rates different from statutory rates	(29)		(145)
Other	-		(77)
Rate difference between current and deferred taxes	4,312		(138)
Foreign exchange gains or losses	(425)		-
Permanent differences	(33)		513
Change in unused tax losses and tax offsets	(3,502)		332
	$-		$-

The Company recognizes tax benefits on losses or other deductible amounts generated in countries where it is probable the deferred tax assets will be recovered. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	2017	2016

Non-capital losses	$9,255	$33,583
Capital loss	2,337	-
Tax value over book value of mineral properties	3,352	4,329

Tax value over book value of equipment	12	69
Tax value over book value of investments and share issue costs	16	90
Unrecognized deductible temporary differences	$14,972	$38,071

The Company’s unused non-capital losses expire as follows:

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2017
(In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

	Canada	United States

2022 - 2026	$557	$713

2027 - 2036	18,313	19,098

Total	$18,870	$19,811

The Company’s unused capital losses of $17.3 million are available to carry forward indefinitely.

14.	CAPITAL MANAGEMENT

The Company considers its capital to be equity, comprising share capital, reserves and deficit. The Company’s objectives are to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, pursuit of accretive acquisitions, and to maximize shareholder return through enhancing the share value.

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

There was no change in the Company’s approach to capital management during the year ended December 31, 2017. The Company is not subject to any externally imposed capital requirements.

15.	FINANCIAL INSTRUMENT RISK

The board of directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company examines the various financial instrument risk to which it is exposed and assesses the impact and likelihood of those risks.

a)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting cash flows. Cash is invested in highly liquid investments which are available to discharge obligations when they come due.

Please see Note 1.

b)	Credit risk

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

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2017
(In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

c)	Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities. The Company has no control over these fluctuations and does not hedge its investments. Marketable securities are adjusted to fair value at each reporting date.