Form 20-F
period 2018-12-31
QUATERRA RESOURCES INC
filed 2019-04-03
CIK 1339688

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Reserve(s):	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

Reverse circulation drill:	A rotary percussion drill in which the drilling mud and cuttings return to the surface through the drill pipe.

Tailings:	Material rejected from a mill after recoverable valuable minerals have been extracted.

GLOSSARY OF ABBREVIATIONS

Ag:	Silver
Ag g/t:	Silver grade measured in grams per metric tonne
Au:	Gold
Au g/t:	Gold grade measured in grams per metric tonne
Cu:	Copper
g/t or gpt:	grams per tonne
IP:	Induced Polarization geophysical survey
NI 43-101:	Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects
NSR:	Net smelter return royalty
Oz:	Troy ounce
oz/t or opt:	Ounces per ton.
PEA:	Preliminary Economic Assessment
ppb:	Parts per billion
ppm:	Parts per million
RC:	Reverse Circulation

v

CONVERSION TABLES

Conversion Table
Imperial			Metric

1 Acre	=	0.404686	Hectares
1 Foot	=	0.304800	Metres
1 Mile	=	1.609344	Kilometres
1 Ton	=	0.907185	Tonnes
1 Ounce (troy)/ton	=	34.285700	Grams/Tonne

Precious metal units and conversion factors

ppb	- Part per billion	1	ppb	=	0.0010	ppm	=	0.000030	oz/t
ppm	- Part per million	100	ppb	=	0.1000	ppm	=	0.002920	oz/t
oz	- Ounce (troy)	10,000	ppb	=	10.0000	ppm	=	0.291670	oz/t
oz/t	- Ounce per ton (avdp.)	1	ppm	=	1.0000	ug/g	=	1.000000	g/tonne
g	- Gram
g/tonne	- gram per metric ton	1	oz/t	=	34.2857	ppm
mg	- milligram	1	Carat	=	41.6660	mg/g
kg	- kilogram	1	ton	=	907.1848	kg
			(avdp.)
ug	- microgram	1	oz (troy)	=	31.1035	g

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data - Unless otherwise indicated, all monetary references herein are denominated in U.S. Dollars. References to “$” or “Dollars” are to US Dollars and references to “CAD$” or “Canadian Dollars” are to Canadian Dollars.

The following table sets forth our selected consolidated financial data for the five years ended December 31, 2018 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”). This information should be read in conjunction with our consolidated financial statements included in Item 17 of this annual report.

(In thousands of U.S. dollars,		Fiscal year ended December 31,
except for share and per share amounts)	2018	2017	2016	2015	2014
Sales or operating revenue	Nil	Nil	Nil	Nil	Nil
Net loss for the year	(1,419)	(1,273)	(1,896)	(3,104)	(2,141)
Total assets	32,804	33,247	34,514	36,957	37,873
Shareholders' equity	30,631	31,959	32,385	34,145	35,827
Share capital	100,729	100,729	100,051	100,051	100,051
Derivative liabilities	572	587	938	1,392	1,293
Cash dividends per common shares	Nil	Nil	Nil	Nil	Nil
Loss per common share	(0.01)	(0.01)	(0.01)	(0.02)	(0.01)
Number of common shares outstanding	200,969,314	200,969,314	193,479,416	193,479,416	193,479,416

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

The Company does not generate operating revenue and must finance exploration activity by other means, such as selling assets, raising funds through optioning certain property interests, selling certain water rights, and the issuance of debt and/or equity. The Company cannot provide any assurance that additional funding will be available for further exploration of the Company’s projects or to fulfill anticipated obligations under existing property agreements.

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

U.S. and Canadian securities markets in recent years have experienced high levels of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance for underlying assets values or prospects of such companies. Factors unrelated to Quaterra’s financial performance or prospects include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The Company’s share price, financial condition, and results of operations are all also likely to be significantly affected by short-term changes in copper prices. Continual fluctuations in metal prices may occur. As a result of any of these factors, the market price of the Company’s shares at any given point in time may be subject to wide swings unrelated to any direct action by Quaterra’s operations.

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

The Company’s registered office is located at 1200 – 750 West Pender Street, Vancouver, British Columbia, Canada, V6C 2T8, Telephone: (604) 681-1194. The Company’s head office is located at 1100 – 1199 West Hastings Street, Vancouver, British Columbia, Canada V6E 3T5. Telephone: (604) 684-9384, Facsimile: (604) 641-2740. The Company’s website is www.quaterra.com. We are not including the information contained on our website as part of, or incorporating it by reference into, this Annual Report on Form 20-F. The SEC maintains an internet website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers like us who file electronically with the SEC.

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

Three Year History

During the three year period under review, the Company had carried out exploration and development programs at its Yerington, Nevada copper property, acquired an interest in a new copper property in Southwest Alaska, and discontinued operations at other properties in other jurisdictions. Accordingly, a number of option agreements were terminated and properties were sold or returned to optionors as more particularly set out below. Details of relevant agreements and operations are set out hereunder as “Part A – Yerington” and “Part B – Other Properties”.

PART A - YERINGTON

Yerington Nevada Copper Project

Water rights sale

On September 17, 2018, the Company announced that its wholly-owned subsidiary Singatse Peak Services, LLC (“SPS”) had entered into a purchase and sale agreement to sell certain primary ground water rights associated with its copper property in Yerington, Nevada, to Desert Pearl Farms LLC (“Desert Pearl”), a Yerington-based company involved in agriculture in the district, for $6.26 million.

On March 3, 2019, the Company closed the water rights sale for a final value of $6.02 million after adjusting for a small correction to one of the original permits. The Company retains approximate 6,700 acre-feet per year of primary ground water permitted for mining on its 51-square-mile Yerington property. In addition to these primary ground water rights, SPS also has decree, supplemental and storage water rights associated with options it holds on private land over the property’s Bear deposit.

Freeport Agreements

On June 16, 2014, the Company, through SPS, announced the entering into of a Membership Interest and Option Agreement (the “Option Agreement”) with Freeport-McMoRan Nevada LLC (“Freeport Nevada”) which set out the terms for due diligence and exploration of the Company’s Yerington Assets, including the MacArthur oxide and sulfide deposits (the “MacArthur Deposit”); the Yerington pit oxide-sulfide deposit previously mined by the Anaconda Company (the “Yerington Pit”); the Bear porphyry copper deposit (the “Bear Deposit”) and all other properties that SPS and Quaterra control in the Yerington District. On September 11, 2017, Freeport Nevada terminated the Option Agreement and retains no interest in the Yerington Assets.

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
  On September 11, 2017, Freeport Nevada terminated the Option Agreement. It retains no interest in the Yerington Assets. SPS used Freeport Nevada’s option payments for exploration, property maintenance, G&A and environmental compliance at its Yerington Copper Project.

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

Nieves, Mexico Silver Property

On December 29, 2014, the Company entered into an agreement respecting the sale of its 50% indirect interest in the Nieves silver property in Zacatecas State, Mexico (the “Nieves Property”) to its joint-venture partner Blackberry Ventures I, LLC (“Blackberry”), for $4.0 million (the “Blackberry Agreement”). Under the terms of the Blackberry

Agreement, the purchase price is payable in four payments of $1 million each over 15 months, with each payment earning Blackberry an additional 12.5% interest in the project. All costs for maintaining and exploring the Nieves Property will be the sole responsibility of Blackberry, with no dilution to Quaterra, through the end of 2015 or until Blackberry completes the acquisition, whichever is earlier. Upon closing, Blackberry will become the operator of the Nieves Property. In the event that Blackberry subsequently sells the property, Quaterra will receive 5% of the future net sale price. In addition, Quaterra agreed to transfer its Americas claims in Durango State, Mexico, adjacent to Hecla Mining’s San Sebastian project, to Blackberry. The Blackberry Agreement was subsequently amended by agreements dated September 1, 2015, November 12, 2015 and February 26, 2016 to reduce the purchase price by $500,000, increase Quaterra’s portion of the future net sales price from 5% to 7.5% and to extend the final closing date to June 1, 2016. On June 30, 2016, Quaterra concluded the sale of its 50% interest in the Nieves project with receipt of the final $1.0 million tranche owing to Quaterra by Blackberry Ventures. Quaterra no longer holds any interest in assets in Mexico.

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

On October 4, 2016, Quaterra received a final payment of $500,000 from FMMP.

Finance and Equity issuances

On August 29 and September 20, 2018, the Company announced the closing of a non-brokered private placement in tranches by issuing secured convertible debentures for gross proceeds of $550,000 and CAD $550,000. The convertible debentures have a maturity date of 18 months from issuance, and bear a 10% interest rate per annum. Repayment of outstanding principal and interest are secured by a general security interest over the assets of the Company.

The convertible debentures are convertible into units of the Company at a price of $0.05 or CAD $0.065 per unit in the first 12 months, and $0.075 or CAD $0.10 thereafter until the maturity date. Each unit consists of a common share and a warrant. Each warrant will entitle the holder to acquire an additional common share at a price of $0.05 or CAD $0.065 for a period of four years. The convertible debentures are subject to certain acceleration clauses.

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

Acquisition and Staking of Claims

The Yerington Pit property totals approximately 11 square miles. The project mineral rights consist of 2,768 acres of fee simple mineral properties and patented mining claims as well as 201 unpatented lode and placer claims totaling 4,153 acres on lands administered by the BLM. The total reflects the transfer of 345 claims of the MacArthur Deposit from Quaterra Alaska Inc.to SPS in August 2015.

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

SPS purchased the Anaconda mine and MacArthur Deposit mine properties along with the appurtenant ground water rights in 2011. SPS owns approximately 6,700 acre-feet/yr of primary ground water rights that have senior priority standing. These water rights are specifically permitted for mining and milling and have significant value. Based on the price set at the close of its recent sale of water rights to a large agricultural concern in Yerington, these rights could be valued at about $20 million. In addition to these primary ground water rights, SPS also has decree, supplemental and storage water rights associated with options it holds on private land over the property’s Bear deposit.

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

Expenditures to Date

Acquisition and exploration costs incurred by the Company for the Yerington Pit to December 31, 2018 were $10.58 million (2017 - $10.57 million) net of recovery or option payments made by Freeport Nevada.

Location, Access and Infrastructure

The Yerington Mine property is located near the geographic center of Lyon County, Nevada, USA, along the eastern flank of the Singatse Range. The property centers on the historical Anaconda open pit mine, flanked on the west by Weed Heights, Nevada (a small private community; the original company town of Anaconda) and on the east by the town of Yerington, Nevada. The property is easily accessed from Yerington by a network of paved roads that were used as principal transportation and access routes during the former operating period of the mine. SPS controls approximately 6,700 acre feet of groundwater rights and the Yerington Pit contains an estimated 40,000 acre feet of water. Power is currently on-site and a new substation is being constructed a quarter mile to the South. Nevada Energy operates a 226 Megawatt natural gas fueled power plant within ten miles of the site. Power for future mining operations is expected to be readily available. Topographic coverage is on US Geological Survey “Yerington” and “Mason Butte” 7.5’ topographic quadrangles. The nearest major city is Reno, Nevada, approximately 80 miles to the northwest.

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

In 1976, all assets of Anaconda, including the Yerington Pit, were purchased by the Atlantic Richfield Company (ARCO) which in 1979 shut down dewatering pumps in the pit and closed the Yerington Pit due to low copper prices. In 1982, ARCO sold the entire Yerington Pit complex and Weed Heights town site to Mr. Don Tibbals of Yerington, Nevada, who scrapped the plant and equipment. At closure, before dewatering pumps were shut off, the Yerington Pit plan hosted a pre-stripped, non NI 43-101 compliant historic “reserve” of 98 million tons averaging 0.36% Cu containing approximately 696 million pounds of copper (K. L. Howard, Jr., Anaconda Internal Memo, 1979) within the ultimate pit design. The estimate was prepared from a geologic section calculation using a 0.2 %TCu cut-off grade. A qualified person has not done sufficient work to classify these historic estimates as a current mineral resource and Quaterra does not treat them as such. Although the 1979 estimate contained no classification for measured, indicated, or inferred resources as defined by NI 43-101, the total estimate compares favorably to an independent resource estimate completed by Tetra Tech under NI 43-101 in February 2012. An additional 22.8 million tons of material containing 136.8 million pounds copper was identified adjacent to the pit in this historic estimate. The K. L. Howard, Jr., Anaconda Internal Memo (1979) addressing this material is considered reliable because it cites mine reconciliation calculations and geologic projections from drill holes using a 0.2% Cu grade cutoff in an internal Anaconda memo by T. Leigh to W.C. Norem (1979).

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

Soil and groundwater contamination, alleged to stem from the former mining operations at Yerington, have been identified on the property. As a result, a portion of the property acquired by SPS in 2011 previously under the jurisdiction of the EPA is now being managed by the Nevada Division of Environmental Protection (“NDEP”), a division of the Nevada Department of Conservation and Natural Resources. Liability for the contamination on site is the responsibility of a third party which is actively engaged in remedial investigation and remediation activities under the supervision of the NDEP.

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

Mineral Resources

Tetra Tech completed an independent resource estimate and technical report update under NI 43-101 for the mineralization in and around the historic Yerington Pit titled “NI 43-101 Technical Report Mineral Resource Update Yerington Copper Project Lyon County, Nevada” and dated January 3, 2014 (effective November 20, 2013), which supersedes its previous report completed in February 2012 (the “Updated Yerington Technical Report”). The Updated Yerington Technical Report is based upon an additional 232 historic Anaconda holes unavailable when the previous report was completed. The current resource now includes over 800 boreholes.

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

Significant intercepts from Yerington holes YM-041A-17, YM-042-17, YM-043-17, YM-044-17 and YM-045-17 in 2017 drill program

HOLE YM-041A-17	From	To	Interval	%
	feet	feet	feet	Cu
includes includes includes	1411.7 1454.3 1558.5 1683.5	1973.4 1488.8 1619.8 1770.5	561.7 34.5 61.3 87.0	0.20 0.31 0.33 0.32
HOLE YM-042-17	From	To	Interval	%
	460.0 630.2 1022.0	515.0 701.8 1491.6	55.0 71.6 469.6	0.14 0.13 0.12
HOLE YM-043-17	From	To	Interval	%
	feet	feet	feet	Cu
includes includes	692.0 1077.3 1592.0	1961.5 1151.4 1656.0	1269.5 74.1 64.0	0.15 0.23 0.26
HOLE YM-044-17	From	To	Interval	%
	1016.9 1665.8 1789.1	1089.0 1726.0 1842.0	72.1 60.2 52.9	0.16 0.10 0.14
HOLE QM-045-17	From	To	Interval	%
Oxide includes includes	65.2 992.0 1060.2 1147.0 1236.5 1346.0 1568.5 1736.0	140.9 1006.0 1076.0 1378.6 1322.0 1363.8 1584.0 1993.5	75.7 14.0 15.8 231.6 85.5 17.8 15.5 257.5	0.17 0.36 0.55 0.15 0.23 0.28 0.26 0.13

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

Future Work Plans

Quaterra believes the Yerington Pit project has potential for additional copper resources. Historic and current drilling data indicate that horizontal and vertical limits to the mineralization at the Yerington Pit have not yet been found. Additional exploration and in-fill drilling is planned to both expand and upgrade the current copper resources of the project prepared under NI 43-101.

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

Expenditures to Date

Acquisition and exploration costs incurred by the Company for the MacArthur Deposit to December 31, 2018 were $18.22 million (2017 - $17.89 million) net of option payments made by Freeport Nevada.

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

Map Area
NEVADA
Reno
Reno / Tahoe International Airport
STOREY
Ramsey
WASHOE
VIRGINIA RANGE
Washoe Summit
Mount Davidson
Virginia City
Devil's Gate
Lakeview Summit
Carson City
CARSON CITY
PINE NUT
MOUNTAINS
NEVADA
Wabuska
Walker
MacArthur Copper Project
Yerington
DOUGLAS
Gardnerville
SIERRA
NEVADA
WASSUK RANGE
0 2 4 6 8 10
Scale in Miles
West Walker
Tippecanoe
ALPINE

TETRA TECH	DATE OF ISSUE: 11/21/2008	CLIENT NAME: QUATERRA ALASKA INC.	FIGURE 4-1
	PROJECT NO.: 114-310920	PROJECT NAME: MACARTHUR COPPER PROPERTY	GENERAL LOCATION MAP
	DRAWING FILE NAME: Fig4-1.cdr		MACARTHUR COPPER PROJECT

MACARTHUR
CLAIM BLOCK
MacArthur Pit
& Waste dump
Alt 95
to Fernley
and
Reno
Area of
Bear
Deposit
Alt 95
to Fallon
and
Hawthorne
Mason Pass
Road
Ann Mason
Deposit
Yerington Pit
YERINGTON
Nevada Copper
Pumpkin Hollow Deposits
Hwy 339
N
0
1.5
3
miles

TETRA TECH	QUATERRA ALASKA, INC.	Fig4-2.cdr	Figure 4-2 Regional Layout of the Yerington Area
	MacArthur Copper Project	114-311165	
	Lyon County, Nevada	06/11/2012

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

A total of 81,650 feet was drilled in 153 holes including 69,890 feet in 147 RC holes and 11,760 feet in 6 core holes during the 2011 drilling program. The program had the twin goals of enlarging and upgrading the status of the inferred resources through step-out and infill drilling and exploring for primary sulfide mineralization related to a copper porphyry system at depth.

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

Mineral Resources

Tetra Tech completed an updated independent resource estimate under NI 43-101 for the MacArthur Deposit preliminary economic assessment (the “MacArthur Deposit Resource Estimate”) titled “MacArthur Copper Project – Amended NI 43-101 Technical Report Preliminary Economic Assessment, Lyon County, Nevada, USA” and dated January 17, 2014 (effective date May 23, 2012). At a 0.12% cutoff, the tonnage of the measured oxide and chalcocite resource was 71.8 million tons at 0.218% copper containing 313 million lbs. of copper, the indicated oxide and chalcocite resource was 87.3 million tons at 0.208% copper containing 362 million lbs. of copper, and the inferred oxide and chalcocite resource was 243.4 million tons at 0.201% copper containing 979.5 million lbs. of copper.

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

Future Plans

On January 10, 2018, Quaterra announced that it has initiated preparation of a prefeasibility study at MacArthur. In November 2017, Quaterra approached M3 to review opportunities to optimize the near-term production potential at MacArthur as laid out in the 2012 PEA.

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

Following the review and a final evaluation, and depending on the availability of funds, Quaterra intends completing a prefeasibility study in order to further de-risk MacArthur, and add more certainty to its economic potential. Specifically, as part of the prefeasibility study there will be, among others, an investigation of:

  Updating the resource model and optimizing the mine plan.
  Reducing initial capital costs by eliminating the acid plant.
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

The Bear Deposit is a high priority because of its very large size, historic drilling and potential for higher grades than district averages. Molybdenum could also represent a by-product credit. Exploration to expand and upgrade the historic Bear Deposit resource into a resource under NI 43-101 is a high priority.

Acquisition and exploration costs incurred by the Company for the Bear Deposit to December 31, 2018 were $1.01 million (2017 - $0.32 million) net of option payments made by Freeport Nevada.

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

Geophysics

Geophysical work undertaken on the property includes the following:

  Airborne Magnetic Survey (USGS 2001, KEX 2010).
  CSAMT/IP Survey (AES 2006-7).
  Magnetotelluric Survey (KEX 2010).
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

  Hole 3/3A, drilled to a depth of 1,178 feet (S65E at - 70 degrees), encountered strong propylitically altered Jurrasic-age gabbro-pyroxenite -basalt basement rocks in the entire hole from 0 to 1,178 feet. The strongly altered and pyritized core was uniformly anomalous in copper (25 to 612 ppm) with scattered anomalous molybdenum (trace to 177 ppm) and gold (trace to 827 ppb). The hole did not penetrate the full extent of the IP anomaly. The strong alteration and anomalous copper, molybdenum, and gold suggest that the hole may be above or adjacent to a porphyry copper system.
  Hole 4, collared approximately six miles south of Hole 3, encountered variably pyritized and silicified multi-phase intrusive porphyry rocks over its entire 985-foot length (S45E at -77 degrees). The dominant rock was a crowded quartz-plagioclase-potassium feldspar porphyr y intruded by a more altered and mineralized feldspar porphyry, both of which were intruded by a late unmineralized intrusive breccia. The strongly altered and pyritized porphyritic rocks contain weakly anomalous copper and zinc values.
  Holes 1 and 2, drilled approximately three miles apart midway between Holes 3 and 4, intersected weak sulfide mineralization currently interpreted as Tertiary epithermal mineralization and syngenetic pyrite, respectively.

Drill results confirm that pyrite is the source of all IP anomalies tested and will be an effective tool for exploring the project’s large land position; and that intrusive rocks similar to those at Pebble were intersected in Holes 3 and 4 and extend well into the Groundhog land block. IP surveying to date has defined a large sulfide anomaly(s) open laterally and at depth whose ultimate extent and source will be determined by additional surveys and deeper drilling. Data compilation and analysis will be completed and drill permits secured prior to finalizing further work plans.

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

Future plans

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

2018 versus 2017

For the year ended December 31, 2018, the Company incurred a loss of $1.419 million compared to $1.273 million for the year ended December 31, 2017. Losses related the marketable securities have been reclassified retrospectively from other comprehensive income (loss) to deficit upon the adoption of IFRS 9 effective January 1, 2018. Significant differences in the comparative amounts were mainly caused by the unrealized loss on the marketable securities, the non-cash fair value calculation on share based payments, interest expenses on convertible notes, plus a onetime respective gain and loss recognized from the disposal of non-core asset and debt settlement in 2017.

Administration and office are mainly comprised of salaries, rent, insurance and general office expenses in addition to other costs related to operating a publicly listed company in Canada. The scale and nature of the Company’s corporate and administrative activity has remained relatively consistent over the periods presented.

Under the option agreement with Freeport Nevada, all SPS operating expenses including its salaries for U.S. personnel and certain executive officers were funded by Freeport Nevada. For presentation purposes, these costs were presented in previous periods as part of mineral property expenditures with an associated recovery from Freeport Nevada for no net impact on mineral property carrying values. Since the termination of the option agreement, all personnel costs are expensed in the profit and loss resulting in a higher personnel cost in 2018. Interest expense was primarily related to the interest on convertible notes, loans and extension fee paid to Freeport Nevada on the $500,000 borrowed in May 2015.

The Company holds 1,942,795 common shares of Grande Portage Resources Ltd. Of those shares, 760,464 were issued to the Company in 2017 resulting in a gain on disposal of assets of $185,742. The Company recorded an unrealized loss reflecting the change in the market value of these shares of $129,848 during 2018 year end ($31,324 - 2017).

The Company assesses for any indication of impairment at each reporting date or upon a triggering event that may identify an impairment of a property’s value. The carrying amount of the Company’s exploration and evaluation assets represent mineral property costs net of recoveries and write-downs to date and does not necessarily reflect present or future values.

The fact the Company successfully sold a portion of the water rights within Yerington property for gross proceeds of $6.02 million demonstrated that the water rights alone support the recoverability of certain of the Company’s mineral properties. As per the Company’s accounting policy, proceeds from the water rights sale are recorded as a reduction of the carrying value of the related mineral properties. To date all mineral claims and option payments have been maintained in good standing, no impairment was recorded for the years ended December 31, 2018 and 2017.

During the year ended December 31, 2018, the Company spent $0.11 million on Groundhog. Excess exploration expenditures from 2017 were carried forward to meet the required $500,000 minimum expenditures in 2018.

On March 16, 2017, the Company issued 7,489,898 common shares to settle the principal and certain interest on a debt entered into in July 2014. As a result, a $100,000 loss was recorded for the 2017 year end resulting from the difference between the market price of the shares issued and the conversion rate of the debt.

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

During the year ended December 31, 2017, the Company spent $1.51 million at Groundhog including 4,073 feet of drilling. Excess 2017 exploration expenditures were carried forwarded to 2018 year end to meet its minimum work commitment.

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

On June 30, 2016, the Company concluded the sale of its 50% indirect interest in the Nieves silver property in Zacatecas State, Mexico, to its joint-venture partner Blackberry Ventures I, LLC. Legal fees related to the completion of this transaction resulted in higher professional fees in 2016.

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

As at December 31, 2017, derivative liability was $587,100 compared to $938,580 at December 31, 2016. 5,721,100 warrants classified as derivatives expired unexercised on January 2, 2018.

Interest expense (net) was primarily related to the $85,558 interest accretion on the convertible and 5% interest, compounded daily, on the $500,000 loan payable to Freeport Nevada due September 6, 2018.

B.	Liquidity and Capital Reserves

The Company is an exploration stage company and has not earned any production revenue. It has been dependent on funding from Freeport Nevada and sale proceeds of its non-core assets in the last few years.

On March 1, 2019, the Company closed the sale of certain primary ground water rights at Yerington and received total net proceeds of $6.03 million of which $312,960 was received in October 2018. As at March 28, 2019, the Company has cash and cash equivalents of approximately $4.5 million and believes it has sufficient working capital to sustain its operations for the next several years.

In August and September 2018, the Company completed a non-brokered private placement in tranches of secured 10% convertible notes of the Company for gross proceeds of $550,000 and CAD $550,000. Subsequent to the 2018 year end, the Company issued 3,000,000 common shares for a gross proceed of CAD $150,000. These funds were used in property payments and general corporate purposes.

During the year ended December 31, 2018, the Company incurred $1.519 million in exploration expenditures comprised of mineral property maintenance, prefeasibility study preparation on MacArthur, and ongoing environmental monitoring at Yerington.

In March 2019, the Company repaid the principal and interest on the loans from Freeport Nevada and related party advances from its CEO Thomas Patton. Following these repayments, the Company has no debt other than the convertible notes.

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

E.	Off- Balance Sheet Arrangements

None.

F.	Tabular Disclosure of Contractual Obligations

The following table outlines our contractual and optional obligations at December 31, 2018 and the period such payments are due by:

	Total	1 Year	2-3 Years	4-5 years	> 5 years
Mineral properties (a)	$1,268,000	$293,000	$811,000	$114,000	$50,000

(a)	We are required to make option payments and other expenditure commitments to maintain control of these properties.

G.	Safe Harbor

The safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, shall apply to forward-looking information provided pursuant to this Item 5.F. Please see “Cautionary Statement Regarding Forward-Looking Information” at the outset of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

The following tables and biographies set forth information about our directors and executive officers:

Name	Age	Positions Held	Period as Director or Officer	Jurisdiction of Residence
Thomas C. Patton	75	Director & Chairman & Chief Executive Officer	Since 1998	Washington, U.S.A.
Gerald Prosalendis	62	Director & President & Chief Operating Officer	Since 2016	British Columbia, Canada
Lei Wang	51	Chief Financial Officer	Since 2016	British Columbia, Canada
Lawrence Page, Q.C	79	Corporate Secretary	Since 1995	British Columbia, Canada
John Kerr	78	Director	Since 1993	British Columbia, Canada
LeRoy Wilkes	76	Director	Since 2006	Colorado, U.S.
Terrence Eyton	72	Director	Since 2015	British Columbia, Canada

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

LeRoy Wilkes, Director

LeRoy Wilkes was President of Washington Group International’s mining business unit where he was responsible for the operating and financial performance of the unit’s international operations in the coal, metals and industrial minerals markets. He has 38 years of mining experience in the precious metals, coal industrial metals, and base metals mining and processing. Prior to joining the Washington Group International, Mr. Wilkes served as executive vice-president and chief operating officer of Santa Fe Pacific Gold Corporation of Albuquerque, New Mexico from 1988 to 1995. Mr. Wilkes also previously served as executive vice-president of Washington Corporation of Missoula, Montana, responsible for merger and acquisition activities. He earlier served as vice-president and general manager of Kennecott Ridgeway Mining Company of Ridgeway, South Carolina, and director of business development of Anaconda Minerals Co. of Denver, Colorado. He has held management and supervisory positions at surface and underground mines producing molybdenum, copper, limestone, lead silver and zinc. Mr. Wilkes has a degree in mining engineering from the Montana School of Mines. Mr. Wilkes previously served as a director and chairman of the Board of Sabina Gold & Silver Corp.

Terrence (Terry) Eyton, FCA, ICD.D, Director

Mr. Eyton graduated from Lakehead University in 1967 in Business Administration. He obtained his Chartered Accountant designation in 1971 and was elected to Fellowship of the Institute of Chartered Accountants in 1983. He completed the Institute of Corporate Directors program in 2008 and obtained the designation of ICD.D.

Mr. Eyton practiced the profession of accounting in both public practice and corporate entities. Currently Mr. Eyton is a Director and Chair of the Audit Committee for Quaterra Resources Inc. Mr. Eyton has also served as a director and chair of audit committees for other reporting issuers including, Sabina Gold & Silver Corp; Southern Silver Exploration Corp; Homestake Resource Corporation; Bravada Gold Corporation; and Potash North Resource Corp.

Mr. Eyton is currently retired from active employment.

B.	Compensation

Executive Officers

The following table sets forth the compensation paid to executive officers for the fiscal year ended December 31, 2018.

Name	Salary ($)	Bonus ($)	Securities Under Options Granted (#)(4)	Share-Based Payment Under Options ($)(5)	All other Compensation	Total ($)
Thomas C. Patton(1) CEO	150,000	nil	250,000	11,380	nil	161,380
Lei Wang(2) Chief Financial Officer	69,461	nil	200,000	7,054	nil	76,515
Gerald Prosalendis(3) President and Chief Operating Officer	173,651	nil	250,000	11,380	nil	185,031

(1)	Mr. Patton received a salary payment of $150,000 per year, and has assumed role of President and CEO of the Company in September 2015 and Chairman and CEO since April 14, 2016.
(2)	Ms. Wang received a salary payment of CAD$90,000 and was appointed as Chief Financial Officer effective January 1, 2016.
(3)	Mr. Prosalendis received a salary payment of CAD$225,000 per year and was appointed as President and Chief Operating Officer effective April 14, 2016.
(4)	We granted stock options on September 20, 2018 under our Incentive Stock Option Plan at an exercise price of C$0.06 per share for a five year term to the executive officers named above.
(5)

The assumptions used to calculate share-based payment for 2018 options were: risk-free interest rate 1.32%, expected share price volatility 103%, expected option life 5 years, forfeiture rate 0%, and expected dividend yield 0%.

Board of Directors

The Company reinstated from July 2015 the Directors’ annual fees to non-executive directors as follows:

Independent Directors	CAD$10,000

Chairman of the Audit Committee	CAD$7,500
Chairman of any other committee	CAD$5,000

The following table sets forth the compensation paid to independent directors for the fiscal year ended December 31, 2017.

Name	Fees ($)	Bonus ($)	Securities Under Options Granted (#)(1)	Share-Based Payment Under Options ($)(2)	All other Compensation	Total ($)
John Kerr SHSE Chair	11,577	nil	200,000	7,054	nil	18,631
Terry Eyton Audit Chair	13,506	nil	200,000	7,054	nil	20,560
Roy Wilkes CGNC Chair	11,577	nil	200,000	7,054	nil	18,631

(1)	The Company granted stock options on September 20, 2018 under our Incentive Stock Option Plan at an exercise price of C$0.06 per share for a five year term to the directors named above.

(2)

The assumptions used to calculate share-based payment for 2018 options were: risk-free interest rate 1.32%, expected share price volatility 103%, expected option life 5 years, forfeiture rate 0%, and expected dividend yield 0%.

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

Thomas Patton: Mr. Patton entered into an amended and restated employment agreement with the Company and its subsidiary, Quaterra Alaska Inc., effective January 1, 2016 and amended on April 14, 2016. This agreement was subsequently renewed on April 14, 2017 for an additional year and further renewed on April 14, 2018 until July 1, 2019. Under the employment agreement, Mr. Patton is entitled to receive an annual base salary of $150,000. Upon the expiration of one year following the date of the employment agreement and each year thereafter, the Company will review Mr. Patton’s salary with a view to its increase, giving consideration to the Company’s financial position and the scope of its activities. Mr. Patton may be eligible to participate in future stock option grants. The Company may terminate the employment of Mr. Patton only for breach of the employment agreement or for cause. Mr. Patton is entitled to two months’ notice of such discharge. If Mr. Patton becomes disabled and unable to perform his regular duties, he shall be entitled to receive his full salary for two months. Upon a change of control, as defined in the employment agreement, Mr. Patton has the right to terminate the employment agreement and receive an amount of money equal to the amount that would have been paid to him during the unexpired term of the Agreement.

Gerald Prosalendis: On April 14, 2016, Mr. Prosalendis entered into an employment agreement with the Company for a period of two years, whereby Mr. Prosalendis receives an annual salary of CAD$225,000. On April 14, 2018, the employment agreement was renewed until July 1, 2019. After three months from the date of the employment agreement and every twelve months thereafter, the CEO will conduct a performance review of Mr. Prosalendis which shall include a general performance assessment and possible salary adjustments or bonus payments. Mr. Prosalendis may be eligible to participate in future stock option grants. The Company may terminate the employment of Mr. Prosalendis only for breach of the employment agreement or for cause. Mr. Prosalendis is entitled to two months’ notice of such discharge. If Mr. Prosalendis becomes disabled and unable to perform his regular duties, he shall be entitled to receive his full salary for two months. Upon a change of control, as defined in the employment agreement, Mr. Prosalendis has the right to terminate the employment agreement and receive an amount of money equal to his annual salary for two years, that amount being CAD$450,000.

Lei Wang: Effective January 1, 2017, Lei Wang entered into an employment agreement with the Company for a period of one year, whereby Ms. Wang is entitled to an annual salary of CAD$90,000. On January 1, 2018, the employment agreement was renewed for a period of one year. Upon the expiration of one year following the date of the employment agreement, assuming the term is extended by mutual agreement, and each year thereafter, the Company will review Ms. Wang’s salary with a view to its increase, giving consideration to the Company’s financial position and the scope of its activities. Ms. Wang may be eligible to participate in future stock option grants. The Company may terminate the employment of Ms. Wang only for breach of the employment agreement or for cause. Ms. Wang is entitled to two months’ notice of such discharge. If Ms. Wang becomes disabled and unable to perform her regular duties, she shall be entitled to receive her full salary for two months. Upon a change of control, as defined in the employment agreement, Ms. Wang has the right to terminate the employment agreement and receive an amount of money equal to her annual salary for one year, that amount being CAD$90,000.

Lawrence Page, Q.C.: On July 15, 2011, Mr. Page entered into a consulting agreement with the Company for a period of five years, whereby Mr. Page provides corporate secretarial services to the Company and is entitled to receive an annual fee of CAD$50,000. The consulting agreement was renewed on July 15, 2016, July 15, 2017 and July 15, 2018, for further one year periods. Mr. Page may be eligible to participate in future stock option grants. Upon a change of control, as defined in the agreement, Mr. Page has the right to terminate the agreement and receive an amount of money equal to his annual salary for one year, that amount being CAD$50,000.

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

D.	EMPLOYEES

During the fiscal years ended December 31, 2018, 2017 and 2016, we had direct employees as outlined below:

Company	2018	2017	2016
Quaterra Resources Inc.	3	3	3
Quaterra Alaska Inc./Singatse Peak Services LLC	4	5	5
Minera Agua Tierra S.A. de C.V.	Nil	Nil	Nil
Quaterra International Limited	Nil	Nil	Nil

E.	SHARE OWNERSHIP

All persons listed in subsection 6.B above beneficially own an aggregate of 6,128,839 Common shares or 3.05% of our common shares outstanding. Dr. Thomas Patton beneficially owns 5,214,762 or 2.59% of our common shares and he has the right to exercise or redeem various stock options that if fully exercised he will beneficially own 7,164,762 common shares of the Company or 3.53% of our outstanding shares. No other director or officer beneficially owns greater than 1% of our common shares.

We grant stock options to directors, officers, employees and consultants who provide services to us, including our subsidiaries, pursuant to our Incentive Stock Option Plan. The purpose of the Incentive Stock Option Plan is to provide increased incentive to contribute to our future success and prosperity, thus enhancing the value of our shares for the benefit of all the shareholders and increasing our ability to attract and retain skilled and motivated individuals in the service of us. Our Incentive Stock Option Plan is a “rolling” plan through which the maximum number of issuable shares underlying options is equal to 10% of our outstanding shares. As of December 31, 2018, there were 14,860,000 options outstanding under the Incentive Stock Option Plan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

We are not aware of any beneficial shareholder holding greater than 5% of our common shares as of the date of this annual report or during the prior three years, other than:

Goldcorp Inc.	10,294,825 common shares	5.12%

To the Company’s knowledge, Goldcorp’s ownership of the Company has not changed in three years. The Company’s major shareholder does not have different voting rights.

As of December 31, 2018, approximately 56% of our common shares were held in Canada and approximately 44% of our common shares were held in the U.S., with less than 1% of our common shares held in various other countries.

There are no arrangements known to us that may, at a subsequent date, result in a change in control.

B.	Related Party Transactions

The Company amended the service agreement (the “Manex Agreement”) with related party Manex Resource Group (“Manex”). These services are provided in the normal course of operations for consideration established and accepted by the Company and Manex. On February 9, 2012, the Company renewed the Manex Agreement with Manex at agreed market rates for a five-year term expired August 31, 2017. The Manex Agreement was amended further on September 1, 2013, March 1, 2014 and January 1, 2015 to reduce the fee for services to a monthly rate of CAD$5,000 with the monthly office lease remaining at CAD$8,000. During the year ended December 31, 2018 the Company was charged CAD$156,000. Manex is located at the same address as the Company at Suite 1100, 1199 West Hastings Street, Vancouver, British Columbia, V6E 3T5. We believe the terms of the Manex Agreement are similar to that which would be obtainable from an unrelated party. Subsequent to the year end, the Company reduced its office space and entered into an agreement with Manex at a monthly rate of CAD$7,500 with a 60-day period of written notice.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

Financial Statements

The consolidated statements of financial position of Quaterra Resources Inc. as of December 31, 2018 and 2017 and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows of Quaterra Resources Inc. for the years ended December 31, 2018, 2017 and 2016, as well as the auditors’ report thereon, are presented at Item 17 of this annual report.

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

Significant Changes

Except as otherwise disclosed in this annual report, including under Item 5. “Operating and Financial Review and Prospects”, there has been no significant change in our financial position since December 31, 2018.

ITEM 9.	THE OFFER AND LISTING

A. Offer and listing details

Our common shares are listed on the TSX Venture Exchange under the symbol “QTA” and on the OTCQB under the symbol “QTRRF”.

B.	Plan of Distribution

Not applicable.

C.	Markets

See subsection 9.A. “Offer and Listing Details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Incorporation

We are governed by notice of articles dated May 11, 2017, and articles of association dated June 13, 2005, as amended on December 11, 2007 (the “Articles”). Our Articles are on file with the Office of the British Columbia Registrar of Companies under Certificate of Incorporation No. BC0446713. Under the provisions of the Business Corporations Act (BC), we have the capacity and the rights, powers, and privileges of an individual of full capacity. There are no restrictions in our Articles on the business that we can carry on or the powers we can exercise.

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

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Effective June 21, 2018, in accordance with the vote of shareholders at the 2018 Annual General Meeting, we adopted a rights plan applicable to our common shares (the “Rights Plan”). This Rights Plan replaced an earlier shareholder rights plan dated June 12, 2013. The Rights Plan will remain in effect until termination of the annual meeting of shareholders in 2021 unless the shareholders vote by ordinary resolution at that meeting to ratify and confirm the Rights Plan.

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

The Rights Plan discourages the making of any such offers by creating the potential of significant dilution to any offeror who does so. This potential is created through the issuance to all shareholders of contingent rights to acquire additional common shares of the Company at a significant discount to then prevailing market prices, which could, in certain circumstances, become exercisable by all shareholders other than an offeror and its associates, affiliates and joint actors.

An offeror can avoid that potential by making an offer that either: (i) qualifies as a “Permitted Bid” under the Rights Plan, and therefore meets certain specified conditions (including a minimum deposit period of 105 days) which aim to ensure that all shareholders are treated fairly and equally; or (ii) does not qualify as a “Permitted Bid” but is negotiated with and has been exempted by our Board of Directors from the application of the Rights Plan in light of the opportunity to bargain for agreed terms and conditions to the offer that are believed to be in the best interests of shareholders.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the fiscal year covered by this report. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2018, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) as such term is defined in Rule 13a-15(f) or Rule 15d-15(f) promulgated under the Exchange Act. Management (under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer) assessed the effectiveness of our ICFR as of December 31, 2018, using the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO 2013 framework). Based on this assessment, our management concluded that our ICFR were effective as of December 31, 2018.

This annual report does not include an attestation report of our registered public accounting firm regarding our ICFR. Our management's report was not subject to attestation by our registered independent public accounting firm because we are not an accelerated filer or large accelerated filer and exempt as an Emerging Growth Company.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the fiscal year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

The following table shows the aggregate fees billed to us by our independent auditor PricewaterhouseCoopers LLP for 2018 and 2017, in each of the last two fiscal years.

CAD$	Year ended December 31,
	2018	2017
Audit Fees	$44,500	$42,500
Audit-Related Fees	Nil	Nil
Tax Fees	Nil	Nil
All Other Fees	-	-

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

ITEM 18.	FINANCIAL STATEMENTS

Not applicable.

ITEM 19.	EXHIBITS

The following documents are filed as exhibits to this annual report on Form 20-F:

Exhibit
Number	Description of Exhibit

1.1	Articles of Quaterra Resources Inc., dated December 11, 2007 (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form 8-A12G (0-55319) filed February 5, 2014).

1.2	Notice of Articles of Quaterra Resources Inc., dated May 11, 2017 (incorporated by reference to Exhibit 1.2 to the Company’s Form 20-F (0-55139) filed on March 29, 2018)

2	Shareholder Rights Plan, dated June 21, 2018 (incorporated by reference to Exhibit 99.1 to the Company’s Form 6-K (0-55139) filed on June 26, 2018)

4.1	Amended and Restated Service Agreement between Manex Resource Group and Quaterra Resources Inc. dated as of February 9, 2012 as amended September 1, 2013, March 1, 2014 and January 1, 2015 (incorporated by reference to Exhibit 4 to the Company’s Form 20-F (0-55139) filed on April 1, 2016).

4.2	Service Agreement between Manex Resource Group and Quaterra Resources Inc. dated April 1, 2019 (filed herewith)

8	List of Subsidiaries (filed herewith)

12.1	Certification of the principal executive officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)

12.2	Certification of the principal financial officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)

13.1	Certification of the principal executive officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

13.2	Certification of the principal financial officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUATERRA RESOURCES INC.

Dated: April 3, 2019	By:	/s/ Lei Wang
Lei Wang
Chief Financial Officer

(An Exploration Stage Company)

Consolidated Financial Statements

For the year ended December 31, 2018

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

March 28, 2019
Vancouver, British Columbia, Canada

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Quaterra Resources Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Quaterra Resources Inc. and its subsidiaries (together, the Company) as of December 31, 2018 and 2017, and the related consolidated statements of loss and comprehensive loss, cash flows and changes in equity for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and their financial performance and their cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

(signed) PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada
March 28, 2019

We have served as the Company's auditor since 2016

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Quaterra Resources Inc.
Consolidated Statements of Financial Position
(In thousands of U.S. Dollars)

	Note	December 31, 2018	December 31, 2017	January 1, 2017
Assets			(Restated - Note 2(l))	(Restated - Note 2(l))

Current assets:
Cash and cash equivalents		$47	$1,575	$6,665
Other receivable		2	3	3
Marketable securities	3	156	286	132
Prepaid and other		4	28	47
		209	1,892	6,847
Non-current assets:
Exploration and evaluation assets	4	32,533	31,295	27,597
Reclamation bonds		62	60	70
		32,595	31,355	27,667
Total Assets		$32,804	$33,247	$34,514

Liabilities
Current liabilities:
Accounts payable and accrued liabilities		$365	$130	$111
Loan payable	5	305	571	540
Related party loan payable	10 (c)	210	-	-
Convertible notes		-	-	540
		880	701	1,191
Non-current liability
Convertible notes	6	721	-	-
Derivative liabilities	7	572	587	938
		1,293	587	938
Total Liabilities		2,173	1,288	2,129
Shareholders' Equity
Share capital		100,729	100,729	100,051
Share-based compensation reserve		18,820	18,729	18,560
Deficit		(88,918)	(87,499)	(86,226)
		30,631	31,959	32,385
Total Liabilities and Shareholders' Equity		$32,804	$33,247	$34,514
Nature of operations and liquidity (Note 1)
Subsequent events (Note 16)

(See the accompanying notes to the consolidated financial statements)

Approved on behalf of the Board of Directors on March 28, 2019:

/s/ “Thomas Patton”	/s/“Terrence Eyton”
Director	Director

Quaterra Resources Inc.
Consolidated Statements of Loss and Comprehensive Loss
(In thousands of U.S. Dollars, except for shares and per share amounts)

		Year ended December 31,
	Note	2018	2017	2016
			(Restated - Note 2(l))	(Restated - Note 2(l))
General administrative expenses
Administration and office		$283	$335	$346
Consulting		-	-	46
Investor relations and communications		75	104	69
Personnel costs	4	838	645	419
Professional fees		113	120	199
Transfer agent and regulatory fees		38	70	43
Travel and promotion		50	91	70
		(1,397)	(1,365)	(1,192)

Fair value gain on derivative liabilities	7	358	351	454
Foreign exchange gain (loss)		11	(33)	23
Gain on disposal of assets		-	186	536
Loss on marketable securities	3	(130)	(31)	(31)
Loss on settlement of convertible notes		-	(100)	-
Impairments		-	-	(1,480)
Interest expense and other		(170)	(112)	(70)
Share-based compensation	9 (a)	(91)	(169)	(136)
		(22)	92	(704)
Loss and comprehensive loss for the year		$(1,419)	$(1,273)	$(1,896)
Loss per share - basic and diluted		$(0.01)	$(0.01)	$(0.01)
Weighted average number of common shares outstanding		200,969,314	199,450,814	193,479,416

(See the accompanying notes to the consolidated financial statements)

Quaterra Resources Inc.
Consolidated Statements of Cash Flows
(In thousands of U.S. Dollars)

	Year ended December 31,
	2018	2017	2016
Operating activities		(Restated - Note 2(l))	(Restated - Note 2(l))

Net loss for the year	$(1,419)	$(1,273)	$(1,896)
Items not involving cash:
Depreciation	-	-	14
Fair value gain on derivative liabilities	(358)	(351)	(454)
Impairments	-	-	1,480
Interest expense	141	79	70
Gain on disposal of assets	-	(186)	(536)
Loss on settlement of convertible notes	-	100	-
Unrealized loss on marketable securities	130	31	31
Share-based compensation	91	169	136
	(1,415)	(1,431)	(1,155)
Changes in non-cash working capital
Other receivable	1	-	2
Prepaid and other	24	19	34
Accounts payable and accrued liabilities	202	(31)	92
Cash used in operating activities	(1,188)	(1,443)	(1,027)

Financing activities
Loan repayment	(295)	-	-
Related party loan payable	210	-	-
Convertible notes proceeds	973	-	-
Cash provided by financing activities	888	-	-

Investing activities
Expenditures on mineral properties	(1,518)	(6,122)	(5,145)
Recovery from exploration partners	-	-	48
Proceeds from option agreement	-	2,393	5,075
Proceeds from sale of assets	313	-	3,343
Reclamation bonds	2	(10)	(18)
Cash (used) provided by in investing activities	(1,203)	(3,739)	3,303
Effect of foreign exchange on cash	(25)	92	(133)
(Decrease) increase in cash and cash equivalents	(1,528)	(5,090)	2,143
Cash and cash equivalents, beginning of year	1,575	6,665	4,522

Cash and cash equivalents, end of year	$47	$1,575	$6,665

Supplemental cash flow information
Exploration expenditures included in accounts payable	$95	$63	$75
Interest paid in cash	$45	$53	$-
Shares issued for interest	$-	$80	$-

(See the accompanying notes to the consolidated financial statements)

Quaterra Resources Inc.
Consolidated Statements of Changes in Equity
(In thousands of U.S. Dollars, except for shares)

	Common Shares
	Number of		Share-based
	Shares	Amounts	payment reserve	Deficit	Total
				(Restated - Note 2(l))	(Restated - Note 2(l))
Balance, December 31, 2015	193,479,416	$100,051	$18,424	$(84,330)	$34,145
Share-based compensation	-	-	136	-	136
Net loss for the year	-	-	-	(1,896)	(1,896)
Balance, December 31, 2016	193,479,416	100,051	18,560	(86,226)	32,385
Shares issued to settle convertible notes	7,489,898	678	-	-	678
Share-based compensation	-	-	169	-	169
Net loss for the year	-	-	-	(1,273)	(1,273)
Balance, December 31, 2017	200,969,314	100,729	18,729	(87,499)	31,959
Share-based compensation	-	-	91	-	91
Net loss for the year	-	-	-	(1,419)	(1,419)
Balance, December 31, 2018	200,969,314	$100,729	$18,820	$(88,918)	$30,631

(See the accompanying notes to the consolidated financial statements)

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2018
(In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

1.	NATURE OF OPERATIONS AND LIQUIDITY

Quaterra Resources Inc. (together with its subsidiaries, “ Quaterra” or the “Company”) is a copper exploration company working on its mineral properties located in Nevada and Alaska, United States. The Company is incorporated in British Columbia, Canada. Its head office is located at 1100 - 1199 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3T5.

The Company acquires its mineral properties by way of option or lease agreements, and defers all acquisition, exploration and evaluation costs related to the properties. The underlying value of the amounts recorded as mineral properties does not reflect current or future values. The Company’s continued existence is dependent upon the existence of economically recoverable mineral reserves and the ability of the Company to acquire new properties and obtain funding to complete the exploration activities.

During the year ended December 31, 2018 (“2018”), the Company closed a non-brokered private placement of 10% convertible debentures for gross proceeds of $ 0.97 million (Note 6). Subsequent to the 2018 year end, the Company closed the sale of certain water rights in Nevada for $6.02 million (Notes 4 & 16).

These consolidated financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As of December 31, 2018, the Company had a working capital deficiency of $0.67 million, however the Company believes that based on the water rights sale proceeds it has sufficient funds to sustain its operations for at least the next 12 months.

2.	SIGNIFICANT ACCOUNTING POLICIES

Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

	a)	Basis of presentation and consolidation

These consolidated financial statements have been prepared on a historical cost basis, except for marketable securities and the derivative financial liability, which are stated at their fair values.

The Company consolidates an entity when it has power over that entity, is exposed, or has rights, to variable returns from its involvement with that entity and has the ability to affect those returns through its power over that entity. All material intercompany transactions, balances and expenses are eliminated on consolidation.

These consolidated financial statements incorporate the financial statements of Quaterra and its wholly-owned subsidiaries: Quaterra Alaska Inc., Singatse Peak Services, LLC (“SPS”), Six Mile Mining Corporation, Quaterra International Limited, and QTA International Nieves Limited.

	b)	Accounting estimates and judgments

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies, reported amounts and disclosures. Actual results could differ from those estimates. Differences may be material.

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2018
(In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

Judgment is required in assessing whether certain factors would be considered an indicator of impairment. Both internal and external information are considered to determine whether there is an indicator of impairment present and accordingly, whether impairment testing is required.

The critical judgments have been made that may have a significant impact on the Company’s consolidated financial statements are related to economic recoverability of its exploration and evaluation assets, the determination of functional currency, and the assumption that the Company will continue as a going concern.

c)	Translation of foreign currencies

The Company’s presentation currency is the U.S. dollar (“ $” or “USD”). The functional currency of the Company and its significant subsidiaries is the USD.

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

When the technical feasibility and commercial viability of extracting a mineral resource are demonstrable, the exploration and evaluation costs are tested for impairment and subsequently transferred to property and equipment. When a property is placed into commercial production, capitalized costs will be depleted using the units-of-production method.

Proceeds from the sale of properties, property water rights or cash proceeds received from farm-out agreements are recorded as a reduction of the related mineral interest, with any excess proceeds accounted for in net income (loss).

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, or title may be affected by undetected defects.

e)	Impairment

The Company’s assets are reviewed for indication of impairment at each reporting date. If any such indication exists, an estimate of the recoverable amount of the asset is undertaken, being the higher of an asset’s fair value less costs of disposal and its value in use. If the asset’s carrying amount exceeds its recoverable amount then an impairment loss is recognized in the statement of loss.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that this does not exceed the original carrying amount that if no impairment loss had been recognized.

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2018
(In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

f)	Share-based compensation

The fair value of stock options granted to directors, officers, employees and consultants is calculated using the Black Scholes option pricing model and are expensed over the vesting periods. If and when the stock options are exercised, the value attributable to the stock options is transferred to share capital.

g)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank deposits and highly liquid investments with an original maturity of 90 days or less.

h)	Financial instruments

Financial instruments are recognized in the statement of financial position when the Company becomes a party to a contractual obligation. At initial recognition, the Company classifies and measures its financial instruments as one of the following:

at amortized cost if they are held to collect contractual cash flows which solely represent payments of principal and interest;

at fair value through other comprehensive income (“FVOCI”) if they are held to both collect contractual cash flows and to sell where those cash flows represent solely payments of principal and interest;

otherwise, they are classified at fair value through profit or loss (“FVPL”).

Financial assets are classified and measured at fair value with subsequent changes in fair value recognized in either profit and loss as they arise, unless restrictive criteria are met for classifying and measuring the asset at either amortized cost or FVOCI. Financial liabilities are measured at amortized costs unless they are required to be measured at fair value through profit and loss.

Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when the obligations specified in the contract are discharged, cancelled or they expire.

At each reporting date, the Company uses the expected credit losses model to assess the impairment of its loans and receivables. The expected losses represent possible outcomes weighted by the probability of their occurrence, and the model focuses on the risk of default rather than whether a loss has been incurred. If there has been a significant increase in credit risk, an allowance would be recognized in the statement of loss.

i)	Provisions

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

The Company had no material provisions at December 31, 2018 and 2017 .

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2018
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

l)	Accounting Change - Adoption of IFRS 9 Financial Instruments

The Company adopted the provisions of IFRS 9 effective January 1, 2018 on a full retrospective basis.

The Company has elected to measure its investments in equity instruments of a public company at fair value through profit and loss instead of through other comprehensive income (loss) (“OCI”). As a result, amounts previously included in OCI has been reclassified to deficit as of January 1, 2017, and any subsequent changes in OCI during fiscal 2017 have been reversed and reclassified in the statement of loss for the period. For 2016 and 2017 losses of $30,921 and $31,324 respectively have been reclassified from OCI to loss for the period increasing the losses from those previously reported. The reclassification had no impact on closing shareholders’ equity for each period.

There were no other material amounts arising from the adoption of IFRS 9.

From the date of transition, the Company classifies its financial instruments as follows:

Financial assets and financial liabilities	Before	After
Cash and cash equivalents	Loans and receivable	Amortized cost
Marketable securities	Available for sale	FVPL
Accounts payable and accrued liabilities, loan payable, and related party loan payable	Other financial liabilities	Amortized cost
Derivative liabilities	FVPL	FVPL
Convertible notes	Amortized cost	Amortized cost

The Company’s accounts and loans payable approximate fair value due to their short term nature. The marketable securities are a Level 1 fair value measurement, the derivative warrants are a Level 2 fair value measurement.

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2018
(In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

The convertible note is classified as a liability, less the portion relating to the conversion feature which is classified as a derivative liability. The debt liability was initially recorded at fair value and subsequently at amortized cost using the effective interest rate method and is accreted to the face value over the term of the convertible debenture.

m)	Recent Accounting Pronouncements

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective.

IFRS 16, Leases, specifies how a Company will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. The standard is effective for annual periods beginning on or after January 1, 2019. The Company does not have any material leases, thus does not expect the adoption of IFRS 16 would have a significant impact on its financial statements.

3.	MARKETABLE SECURITIES

The Company was issued 1,182,331 common shares of Grande Portage Resources Ltd. (“Grande Portage”), as a result of the sale of the Company’s 35% interest in the Herbert Gold project on July 29, 2016. On November 9, 2017, an additional 760,464 shares were allotted after Grande Portage completed financings up to $1 million to maintain Quaterra’s interest at 9% pursuant to the terms of the sale agreement. As of December 31, 2018 and 2017, the Company held 1,942,795 common shares of Grande Portage with a fair value of $156,654 (2017 - $286,502).

During 2018, a $ 129,848 loss was recognized in the profit and loss, following the adoption of IFRS 9 (see Note 2(l)).

4.	EXPLORATION AND EVALUATION ASSETS

The Company owns a 100% interest in the MacArthur and Yerington properties, and has an option to earn a 100% interest in the Bear and Wassuk properties, which are located in Yerington District, Nevada.

On September 17, 2018, the Company announced a purchase and sale agreement to sell certain primary ground water rights associated with its Yerington property to Desert Pearl Farms LLC (“Desert Pearl”),a local company involved in agriculture in the Yerington district, Nevada, for $6.26 million. Desert Pearl deposited an initial $625,920 into escrow, half of which was released in October 2018 and the 2 nd half was released in January 2019 for the Company’s corporate use.

The Company closed the sale of water rights on March 3, 2019, for a final value of $6.02 million after adjusting for a small correction to one of the original permits. The balance owing of $5.37 million was paid on that date (Note 16(b)).

On September 11, 2017, Freeport-McMoRan Nevada LLC (“Freeport Nevada”) terminated the Membership Interest Option Agreement (the “Option Agreement”) that was entered on June 13, 2014, as amended. During the Option Agreement period, the Company received a total of $14.54 million funding used in exploration drilling, geological mapping, geophysics, land maintenance, environmental compliance, and general administration of the Yerington District properties. With Freeport Nevada’s exit, the Company regained its 100% ownership and control over its Yerington properties.

Since the termination of the Freeport Nevada Option Agreement, all personnel costs are expensed resulting an $837,526 total personnel cost during the year ended December 31, 2018.

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2018
(In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

In April 2017, the Company entered into a lease agreement with Chuchuna Minerals Company (“Chuchuna”) to earn a 90% interest in Groundhog property located in Alaska.

Total mineral property maintenance and exploration costs are listed in the table below:

(In thousands of U.S. Dollars)	MacArthur	Yerington	Bear	Wassuk	Groundhog	Other	Total
Balance, December 31, 2015	$18,332	$9,084	$(226)	$660	$-	$2,450	$30,300
Additions:
Property maintenance	150	63	1,388	152	-	-	1,753
Geological & mapping	-	376	732	-	-	-	1,108
Geophysical & survey	79	154	46	-	-	-	279
Assay & labs	4	1	80	-	-	-	85
Drilling	-	-	1,150	-	-	-	1,150
Other	47	78	322	-	-	-	447
	280	672	3,718	152	-	-	4,822
Impairment	-	-	-	-	-	(1,480)	(1,480)
Option payments/Recovery	(1,075)	(356)	(3,492)	(152)	-	(970)	(6,045)
Balance, December 31, 2016	17,537	9,400	-	660	-	-	27,597
Additions:
Property maintenance	151	160	895	252	126	-	1,584
Geological & mapping	47	639	-	6	412	-	1,104
Geophysical & survey	34	240	95	1	525	-	895
Assay & labs	42	104	-	85	-	-	231
Drilling	300	1,393	4	-	200	-	1,897
Other	-	131	1	-	248	-	380
	574	2,667	995	344	1,511	-	6,091
Option payments	(223)	(1,495)	(675)	-	-	-	(2,393)
Balance, December 31, 2017	17,888	10,572	320	1,004	1,511	-	31,295
Property maintenance	150	52	692	101	40	-	1,035
Geological & mapping	66	45	-		10	-	121
Geophysical & survey	113	13	-		12	-	138
Environmental		196	-		6	-	202
Other	1	13	-		41	-	55
Technical consultant		-	-		-	-	-
	330	319	692	101	109	-	1,551
Recovery	-	(313)	-	-	-	-	(313)
Balance, December 31, 2018	$18,218	$10,578	$1,012	$1,105	$1,620	$-	$32,533

a)	MacArthur, Nevada

The Company earned its 100% interest in the MacArthur property by paying $2.2 million over 10 years. The property is subject to a 2% net smelter return royalty (“NSR”), which may be reduced to a 1% NSR royalty for a consideration of $1.0 million.

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2018
(In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

b)	Yerington, Nevada

The Company acquired a 100% interest in the Yerington property from the Arimetco bankruptcy proceeding in April 2011 for $ 500,000 cash and 250,000 common shares.

The acquisition followed years of due-diligence studies and negotiations with state and federal agencies and the receipt of Bona Fide Prospective Purchase letters from the U.S. Environmental Protection Agency (“EPA”), the Nevada Division of Environmental Protection and the Bureau of Land Management to protect SPS from liability emanating from activities of the former mine owners and operations.

The property has a 2% NSR royalty capped at $7.5 million payable following commencement of commercial production.

c)	Bear, Nevada

During 2013 the Company entered into four option agreements to acquire a 100% interest in private land in Yerington, Nevada, known as Bear deposit. In May 2015, the Company entered into the 5th option agreement for additional private land covering a portion of the Bear Deposit.

Under the terms of these option agreements, as amended, the Company is required to make approximately $5.0 million in cash payments ($4.405 million paid) in order to maintain the exclusive right to purchase the land, mineral rights and certain water rights and to conduct mineral exploration on these properties. Aggregate payments due in order to maintain the five option agreements by year are as follows:

$1,458,774 paid prior to December 31, 2015 (paid);
$1,363,258 due in 2016 (paid);
$895,258 due in 2017 (paid);
$688,000 due in 2018 (paid);
$238,000 due in 2019;
$188,000 due in 2020;
$63,000 each due in 2021 and 2022, respectively; and
$51,000 due in 2023

d)	Wassuk, Nevada

The Company has an option, as amended, to earn a 100% interest in certain unpatented mining claims in Lyon County, Nevada, over ten years and is required to make $1.515 million in cash payments ($900,000 paid) and incur a work commitment of $300,000 ($92,112 incurred) by August 1, 2021. The remaining option balance is due on each anniversary August 1, 2019 to 2021 in the amounts of $55,000, $60,000 and $500,000, respectively.

The property is subject to a 3% NSR royalty upon commencing commercial production, which can be reduced to a 2% NSR royalty in consideration for $1.5 million.

e)	Groundhog, Alaska

On April 25, 2017, the Company announced it signed a lease agreement with Chuchuna Minerals Company (“Chuchuna”) giving it an option to acquire a 90% interest in the Groundhog copper prospect, located 200 miles southwest of Anchorage, Alaska. To earn the 90% interest, the Company is required to fund a total of $5.0 million of exploration expenditure over five years and to make a lump sum payment to Chuchuna of $3.0 million by the end of the fifth year.

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2018
(In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

The Company is required to spend a minimum of $1.0 million in the first year and a minimum of $0.5 million in each of the following four years. The Company spent $1.5 million in 2017 of which $0.5 million is carried forward to 2018 to meet the required minimum expenditures in 2018.

The Company has no obligation to exercise its option and can terminate the agreement at its discretion annually.

5.	LOAN PAYABLE

On May 8, 2015, the Company entered into a $500,000 secured note (“Loan Payable”) with Freeport Nevada in order to facilitate a real property interest acquisition within the Bear deposit area.

The Loan Payable bears an annual interest rate of 5%, compound daily, and was due March 10, 2018, 180 days following the termination notice of the Option Agreement.

During 2018, the Company paid a $28,816 extension fee to Freeport Nevada to extend the repayment to September 6, 2018. On September 6, 2018, the Company repaid 50% of the outstanding amount including interest accrued. The remaining unpaid amount of $295,467 has a maturity date of March 6, 2019 and bears an annual interest rate of 10%, compound daily.

Subsequent to the year end, the Company repaid the loan and interest totaling $310,700 to Freeport Nevada.

6.	CONVERTIBLE NOTES

On August 28, 2018 and September 20, 2018, the Company completed a non-brokered financing in tranches by way of secured convertible debentures for gross proceeds of $550,000 and Canadian dollars (“ CAD”) $550,000. The convertible debentures bear simple interest at a rate of 10% per annum, payable in arrears, until February 28, 2020 and March 20, 2020. Interest may be paid in cash or shares at the option of the debenture holders, subject to regulatory approvals in the case of share payments.

The outstanding principal amount is convertible into units of the Company at a price of $0.05 or CAD $0.065 per unit in the first 12 months, and $0.075 or CAD $0.10 thereafter until the maturity date. Each unit consists of a common share and a warrant; each warrant would entitle the holder to acquire an additional common share at a price of $0.05 or CAD $ 0.065 for a period of four years.

In the event that the Company’s shares trade at no less than $0.25 or CAD $0.375 for a period of 10 consecutive trading days, the Company will have the right to convert the debentures or may elect to accelerate the expiry date of the warrants to 21 days thereafter, respectively.

The Company evaluated the convertible debentures and determined the conversion feature is a derivative liability based on the fact the conversion into units could result a variable number of shares to be issued.

As such, the net proceeds were allocated as $618,572 to the debt component and $342,535 to the derivative liability component of the convertible debentures.

At inception, the fair value of the convertible note was calculated using the Black-Scholes model with the following assumptions: volatility 99%, expected term 1.5 year, discount rate 1.46% and dividend yield 0%.

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2018
(In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

(In thousands of U.S. Dollars)	Residual value
Convertible note at maturity	$973

Convertible note at date of issue	$619
Cumulative interest expenses	102
Balance at December 31, 2018	$721

7.	DERIVATIVE LIABILITIES

The Company has certain warrants that are either exercisable in a different currency from the Company’s functional currency, or the number of shares to be issued upon exercising are subject to change. They are classified as derivative liabilities and carried at fair value and revalued at each reporting date.

In connection with the issuance of the convertible debentures (Note 6) and 19,000,000 warrants issued in an asset purchase agreement with Freeport-McMoRan Mineral Properties Inc. on October 3, 2014, the conversion option and the warrants are classified as derivative liabilities, carried at fair value and revalued at each reporting date.

As of December 31, 2018, the derivative liabilities were revalued using the Black Scholes model at weighted average assumptions: volatility 120%, expected term 3.5 year, discount rate 1.52% and dividend yield of 0%:

(In thousands of U.S. Dollars)	Fair value
At January 1, 2017	$938
Change in fair value estimates	(351)
At December 31, 2017	587
Issuance of convertible notes	343
Change in fair value estimates	(358)
At December 31, 2018	$572

8.	SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares without par value.

There were no shares issued in the year ended December 31, 2018.

9.	SHARE-BASED COMPENSATION

	a)	Stock options

The Company has a stock option plan under which the Company is authorized to grant stock options of up to 10% of the number of common shares issued and outstanding of the Company at any given time.

The following table presents changes in stock options outstanding and exercisable:

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2018
(In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

	December 31, 2018		December 31, 2017
	Number of	Weighted Average	Number of	Weighted Average
	Options	Exercise Price (CAD$)	Options	Exercise Price (CAD$)
Outstanding, beginning of year	16,050,000	0.16	15,710,000	0.16
Granted	2,570,000	0.06	2,900,000	0.095
Expired	(3,760,000)	0.16	(2,500,000)	(0.45)
Forfeiture	-	-	(60,000)	(0.10)
Outstanding, end of year	14,860,000	0.09	16,050,000	0.16
Exercisable, end of year	14,860,000	0.09	15,850,000	0.17

The following table summarizes stock options outstanding by expiry dates with exercise price at the date of recording in Canadian dollars:

	Exercise Price	Number of Options Outstanding
Expiry Date	(CAD$)	December 31, 2018	December 31, 2017
September 19, 2018	0.16	-	3,760,000
June 25, 2019	0.10	2,815,000	2,815,000
December 31, 2019	0.05	1,000,000	1,000,000
March 26, 2020	0.05	200,000	200,000
July 16, 2020	0.13	2,380,000	2,380,000
April 14, 2021	0.065	2,995,000	2,995,000
June 23, 2022	0.095	2,900,000	2,900,000
September 20, 2023	0.06	2,570,000	-
		14,860,000	16,050,000

Subsequent to year end 2018, 400,000 stock options were exercised for proceeds of CAD $25,000.

The Company used the following assumptions in the Black-Scholes option pricing model:

	Year ended December 31,
	2018	2017	2016
Weighted average share price	CAD 0.05	CAD 0.06	CAD 0.09
Risk-free interest rate	1.32%	0.60%	0.60%
Expected share price volatility	103%	85%	141%
Expected option life in years	5.0	5.0	5.0
Forfeiture rate	0%	0%	0%
Expected dividend yield	0%	0%	0%

Share-based payment expenses were allocated as follows:

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2018
(In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

	Year ended December 31,
(In thousands of U.S. Dollars)	2018	2017	2016
Consultants	$22	$55	$30
Directors and officers	53	88	85
Employees	16	26	21
	$91	$169	$136

b)	Share purchase warrants

The following table summarizes warrants outstanding as of December 31, 2018 and 2017:

Expiry date	Exercise price	December 31, 2018	December 31, 2017
January 2, 2018	CAD 0.16	-	5,721,000
September 13, 2018	$0.15	-	29,810,000
October 3, 2019	$0.16	19,000,000	19,000,000
		19,000,000	54,531,000

10.	RELATED PARTY TRANSACTIONS

a)

The Company’s related parties include its directors and officers who are the key management of the Company. The remuneration of directors and officers was as follows, subject to change of control provisions for officers:

	Year ended December 31,
(In thousands of U.S. Dollars)	2018	2017	2016
Salaries	$432	$431	$367
Directors' fees	36	36	36
Share-based compensation	53	88	85
	$521	$555	$488

As of December 31, 2018, $96,765 salaries to the Company’s executive officers and directors were outstanding and included in accounts payable and accrued liabilities. These amounts were paid on March 15, 2019.

b)

Manex Resource Group (“Manex”) is a private company owned by the Company’s Corporate Secretary Mr. Lawrence Page. Manex provided the Company for its Vancouver office space and general corporate services at a monthly rate of CAD $8,000 and CAD $5,000, respectively. Subsequent to the year end, the Company entered into an agreement with Manex at a monthly rate of CAD $7,500 for such services with reduced Vancouver office space. Either party can terminate the agreement at any time with a 60-day written notice.

As of December 31, 2018, $31,962 (2017 – $nil) was due to Manex and included in the accounts payable and accrued liabilities.

c)

On June 13, 2018 and July 11, 2018, Mr. Thomas Patton, CEO of the Company, advanced a CAD $300,000 and CAD $100,000 loan to the Company to allow to meet its operating expense requirements. The loan is unsecured, bears an interest rate of 10% per annum and is due six months from the date of advance.

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2018
(In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

During 2018, the Company repaid $100,000 (CAD $130,000) to Mr. Patton. As of December 31, 2018, $210,462 or CAD $287,112 including interest remained outstanding. Subsequent to the year end, the principal and interest totaling CAD $292,134 was repaid.

11.	SEGMENTED INFORMATION

The Company has one business segment, the exploration of mineral properties. As of December 31, 2018 and 2017, all the Company’s significant non-current assets are located in the United States.

12.	COMMITMENTS

To acquire certain mineral property interests as per Note 4, the Company must make optional acquisition expenditures in order to satisfy the terms of existing option agreements, failing which the rights to such mineral properties will revert back to the property vendors.

13.	DEFERRED INCOME TAXES

A reconciliation of income tax provision computed at Canadian statutory rates to the reported income tax provision is provided as follows:

	2018		2017		2016

Loss for the year	$(1,419)	$	(1,273)	$	(1,896)
Canadian statutory tax rate	27%		26%		26%
Income tax benefit computed at statutory rates	(383)		(331)		(493)
Foreign tax rates different from statutory rates	14		(32)		(2,885)
Other	89		-		157
Rate difference between current and deferred taxes	-		4,317		(285)
Foreign exchange gains or losses	225		(425)		-
Permanent differences	(43)		(33)		(155)
Change in unused tax losses and tax offsets	98		(3,496)		3,661
	$-		$-		$-

The Company recognizes tax benefits on losses or other deductible amounts generated in countries where it is probable the deferred tax assets will be recovered. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	2018	2017	2016

Non-capital losses	$9,405	$9,255	$11,225
Capital loss	2,273	2,337	2,102
Tax value over book value of mineral properties	3,335	3,352	5,111
Tax value over book value of equipment	12	12	13
Tax value over book value of investments and share issue costs	43	16	20
Unrecognized deductible temporary differences	$15,068	$14,972	$18,471

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2018
(In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

The Company’s unused non-capital losses expire as follows:

	Canada	United States
2020 - 2026	$542	$713
2027 - 2037	17,814	19,098
Total	$18,356	$19,811

The Company’s unused capital losses of $16.8 million are available to carry forward indefinitely.

14.	CAPITAL MANAGEMENT

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

There was no change in the Company’s approach to capital management during the year ended December 31, 2018. The Company is not subject to any externally imposed capital requirements.

15.	FINANCIAL INSTRUMENT RISKS

The board of directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. Financial instruments consist of cash and cash equivalents, marketable securities, accounts payable and accrued liabilities, loan payables and derivative liabilities.

	a)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting cash flows. Cash is invested in highly liquid investments which are available to discharge obligations when they come due.

	a)	Currency risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company operates in United States and Canada, it is therefore exposed to currency risk arising from transactions denominated in CAD.

Currently, the Company does not have any foreign exchange hedge programs in place and manages its operational CAD requirements through spot purchases in the foreign exchange markets. Based on the magnitude of CAD financial assets and liabilities, the Company does not have material sensitivity to CAD to USD exchange rates.

Quaterra Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2018
(In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

b)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company is exposed to the interest rate risk on its liabilities through its outstanding borrowings and the interest earned on cash balances. The Company monitors its exposure to interest rates and maintain an investment policy that focus primarily on the preservation of capital and liquidity.

b)	Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

The Company is exposed to credit risk through its cash and cash equivalents. Cash and cash equivalents are held in large Canadian financial institutions that have high credit ratings assigned by international credit ratings agencies. Short-term investments are guaranteed by

c)	Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities. The Company has no control over these fluctuations and does not hedge its investments. Marketable securities are adjusted to fair value at each reporting date.

16.	SUBSEQUENT EVENTS

	a)	On January 21, 2019, the Company closed a non-brokered private placement by issuing 3,000,000 common shares at a price of CAD $0.05 per share for gross proceeds of CAD $150,000.

	b)	On March 3, 2019, the Company announced the closing of the water rights sale, and received the remaining net proceeds of $5.37 million (Note 4).