Form 20-F
period 2019-12-31
QUATERRA RESOURCES INC
filed 2020-04-30
CIK 1339688

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[  ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[ X ]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

or

[  ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[  ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-55139

QUATERRA RESOURCES INC.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

1100 - 1199 West Hastings Street, Vancouver, British Columbia, Canada V6E 3T5
(Address of principal executive offices)

Lei Wang, Chief Financial Officer
1100 - 1199 West Hastings Street, Vancouver, British Columbia, Canada V6E 3T5
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.        217,215,610 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
Yes  [ X ]  No  [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "large accelerated filer", "accelerated filer" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [ X ]
Emerging growth company [ X ]
Indicate by check mark which basis of accounting the registration has used to prepare the financial statements included in this filing:
U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards board [ X ]	Other [ ]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  [  ]         Item 18  [  ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes  [  ]  No  [ X ]

References to the "Company", "Quaterra", "we", "us", "our" and words of similar meaning used in this annual report refer to Quaterra Resources Inc.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This annual report of Quaterra contains forward-looking statements within the meaning of applicable United States and Canadian securities legislations ("Forward-Looking Statements"). Forward-Looking Statements reflect the expectations of management and consist of statements that are not only historical fact but also relate to predictions, expectations, belief, plans, projections, objectives, assumptions, future events, or future performance. Forward-looking Statements may be identified by such terms as "believes", "anticipates", "expects", "estimates", "may", "could", "would", "will", "plan" or similar words. Although the Company believes that such information is reasonable, it can give no assurance that such expectations will prove to be correct. The Company cautions investors that any Forward-Looking Statements provided by the Company is not a guarantee of future results or performance, and that actual results may differ materially from those in Forward-Looking Statements as a result of various estimates, risks, and uncertainties. Readers should not place undue reliance on Forward-Looking Statements.

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

Forward-Looking Statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the Forward-Looking Statements, including, without limitation:

•	risks related to exploration and development of natural resource properties;
•	the uncertain nature of estimating mineral resources and mineral reserves;
•	uncertainty in the Company's ability to obtain funding;
•	copper price fluctuations;
•	recent market events and conditions;
•	risks related to governmental regulations;
•	risks related to the Company's business being subject to environmental laws and regulations;
•	risks related to the Company's inability to meet its financial obligations under agreements to which it is a party;
•	risks related to the Company's ability to recruit and retain qualified personnel.

These Forward-Looking Statements are based on the beliefs of our management as well as on assumptions made by and information currently available to us at the time such statements were made. We undertake no obligation to update forward-looking statements should circumstances or estimates or opinions change.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

Financial Information

All financial information in this annual report is prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by International Accounting Standards Board ("IASB"). IFRS differs in some respects from accounting principles generally accepted in the United States, ("U.S. GAAP"), and thus our financial statements may not be comparable to financial statements of United States companies.

- ii -

Resource and Reserve Estimates

None of the Company's properties have Mineral Reserves. Disclosure about the Company's exploration properties in this Annual Report on Form 20-F uses the term "Mineral Resources", "Measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources", which are Canadian geological and mining terms as defined in accordance with National Instrument 43-101 ("NI 43-101"), standards of disclosure for mineral projects of the Canadian Securities Administrators, set out in the Canadian Institute of Mining ("CIM") Standards. These terms are not defined in the U.S. Securities and Exchange Commission ("SEC") Industry Guide 7, Description of Property by Issuers Engaged or to be engaged in Significant Mining Operations, and are normally not permitted to be used in reports and registration statements filed with the SEC. Accordingly, information in this Annual Report on Form 20-F contains descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Cautionary Note to U.S. Readers concerning estimates of Measured Mineral Resources and Indicated Mineral Resources: This Annual Report on Form 20-F may use the terms "Mineral Resources," "Measured Mineral Resource" and "Indicated Mineral Resource." The Company advises U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the Mineral Resources in these categories will ever be converted into Mineral Reserves.

Cautionary Note to U.S. Readers concerning estimates of Inferred Mineral Resources: This Annual Report on Form 20-F may use the term "Inferred Mineral Resource." The Company advises U.S. investors that while such a term is recognized and permitted under Canadian regulations, the SEC does not recognize it. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part of all of the Inferred Mineral Resources exist, or is economically or legally mineable.

EMERGING GROWTH COMPANY STATUS

The Company is an "emerging growth company" as defined in section 3(a) of the U.S. Securities Exchange Act of 1934 (as amended by the U.S. Jumpstart Our Business Startups Act (the "JOBS Act"), enacted on April 5, 2012), and the Company will continue to qualify as an "emerging growth company" until the earliest to occur of: (a) the last day of the fiscal year during which the Company has total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the U.S. Securities Act of 1933, as amended; (c) the date on which the Company has, during the previous three-year period, issued more than $1,000,000,000 in non-convertible debt; or (d) the date on which the Company is deemed to be a 'large accelerated filer', as defined in Rule 12b-2 of the U.S. Securities Exchange Act of 1934, as amended. The Company expects that it will continue to qualify as an emerging growth company for the foreseeable future.

GLOSSARY OF GEOLOGIC AND MINING TERMS

Anomaly:	A geological feature distinguished by geological, geochemical or geophysical means, which is detectably different than the general surroundings and is sometimes of potential economic value.

Breccia:	Rock consisting of more or less angular fragments in a matrix of finer-grained material or cementing material.

- iii -

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

- iv -

Mineral Resource:

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

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

Reserve(s):	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

Reverse circulation drill:	A rotary percussion drill in which the drilling mud and cuttings return to the surface through the drill pipe.

Tailings:	Material rejected from a mill after recoverable valuable minerals have been extracted.

GLOSSARY OF ABBREVIATIONS

Ag:	Silver
Ag g/t:	Silver grade measured in grams per metric tonne
Au:	Gold
Au g/t:	Gold grade measured in grams per metric tonne
Cu:	Copper
g/t or gpt:	grams per tonne
IP:	Induced Polarization geophysical survey
NI 43-101:	Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects
NSR:	Net smelter return royalty
Oz:	Troy ounce
oz/t or opt:	Ounces per ton.
PEA:	Preliminary Economic Assessment
ppb:	Parts per billion
ppm:	Parts per million
RC:	Reverse Circulation

- v -

CONVERSION TABLES

Conversion Table
Imperial			Metric

1 Acre	=	0.404686	Hectares
1 Foot	=	0.304800	Metres
1 Mile	=	1.609344	Kilometres
1 Ton	=	0.907185	Tonnes
1 Ounce (troy)/ton	=	34.285700	Grams/Tonne

Precious metal units and conversion factors

ppb	- Part per billion	1	ppb	=	0.0010	ppm	=	0.000030	oz/t
ppm	- Part per million	100	ppb	=	0.1000	ppm	=	0.002920	oz/t
oz	- Ounce (troy)	10,000	ppb	=	10.0000	ppm	=	0.291670	oz/t
oz/t	- Ounce per ton (avdp.)	1	ppm	=	1.0000	ug/g	=	1.000000	g/tonne
g	- Gram
g/tonne	- gram per metric ton	1	oz/t	=	34.2857	ppm
mg	- milligram	1	Carat	=	41.6660	mg/g
kg	- kilogram	1	ton (avdp.)	=	907.1848	kg
ug	- microgram	1	oz (troy)	=	31.1035	g

- vi -

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data - Unless otherwise indicated, all monetary references herein are denominated in U.S. Dollars. References to "$" or "Dollars" are to US Dollars and references to "CAD" or "Canadian Dollars" are to Canadian Dollars.

The following table sets forth our selected consolidated financial data for the five years ended December 31, 2019 prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by International Accounting Standards Board ("IASB"). This information should be read in conjunction with our consolidated financial statements included in Item 17 of this annual report.

(In thousands of U.S. dollars, except for share and per share amounts)	Fiscal year ended December 31,
	2019	2018	2017	2016	2015
Sales or operating revenue	Nil	Nil	Nil	Nil	Nil
Net loss for the year	(1,711)	(1,419)	(1,273)	(1,896)	(3,104)
Total assets	30,697	32,804	33,247	34,514	36,957
Shareholders' equity	30,007	30,631	31,959	32,385	34,145
Share capital	101,424	100,729	100,729	100,051	100,051
Derivative liabilities	150	572	587	938	1,392
Cash dividends per common shares	Nil	Nil	Nil	Nil	Nil
Loss per common share	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)
Number of common shares outstanding	217,215,610	200,969,314	200,969,314	193,479,416	193,479,416

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The Company's securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company's Canadian and U.S. regulatory filings prior to making an investment in the Company.

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity and/or quality to return a profit from production. Without limiting the foregoing, the following risk factors should be given special consideration when evaluating an investment in the Company's securities. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company's operations.

The Company may require additional funding to complete further exploration programs.

The Company does not generate operating revenue and must finance exploration activity by other means, such as selling assets, raising funds through optioning certain property interests, selling certain water rights, and the issuance of debt and/or equity. The Company cannot provide any assurance that additional funding will be available for further exploration of the Company's projects or to fulfill anticipated obligations under existing property agreements.

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

The Company has had a history of losses. None of the Company's properties are currently in production, and there is no certainty that the Company will succeed in placing any of its properties into production in the near future, if at all.

Quaterra anticipates continued losses for the foreseeable future until one or more of the properties enters into commercial production and generates sufficient revenues to fund the Company's continuing operations.

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

The Company's exploration programs may not result in a commercial mining operation.

Mineral exploration involves significant risk because few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines. Quaterra's mineral properties are without a known body of commercial ore and the proposed programs are an exploratory search for ore. The Company cannot provide any assurance that current exploration programs will result in any commercial mining operation. If the exploration programs do not result in the discovery of commercial ore, the Company will be required to acquire additional properties and write-off all investments in existing properties.

The Company does not have Proven Mineral Reserves or Probable Mineral Reserves.

The Company has not established the presence of any Proven Mineral Reserves or Probable Mineral Reserves (as such terms are defined in NI 43-101) at any of Quaterra's mineral properties. The Company cannot provide any assurance that future feasibility studies will establish Proven Mineral Reserves or Probable Mineral Reserves at Quaterra's properties. The failure to establish Proven Mineral Reserves or Probable Mineral Reserves could restrict the Company's ability to successfully implement its strategies for long-term growth.

Mineral resource estimates are subject to updates which may differ from prior estimates and adversely affect the value of the Company's properties.

The estimating of mineralization is a subjective process and the accuracy of estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting engineering and geological information. There is significant uncertainty in these Mineral Resource estimates, and the actual deposits encountered and the economic viability of mining a deposit may differ significantly from our estimates. From time to time, Quaterra obtains updated resource estimates and technical reports related to the Company's mineral properties.

The Company's future business and financial condition are dependent upon resource prices.

Resource prices have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company's control. These include international economic and political trends, inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new and improved extraction and production methods. These factors may negatively affect the marketability of any ore or minerals discovered at, and extracted from, Quaterra's properties. If, because of a sustained decline in prices, financing was not available to meet cash operating costs, the feasibility of continuing operations would be evaluated and if warranted, would be discontinued.

The Company's common share price has been and may continue to be subject to volatility.

U.S. and Canadian securities markets in recent years have experienced high levels of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance for underlying assets values or prospects of such companies. Factors unrelated to Quaterra's financial performance or prospects include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The Company's share price, financial condition, and results of operations are all also likely to be significantly affected by short-term changes in copper prices. Continual fluctuations in metal prices may occur. As a result of any of these factors, the market price of the Company's shares at any given point in time may be subject to wide swings unrelated to any direct action by Quaterra's operations.

Some of the Company's directors and officers may have conflicts of interest due to their involvement with other natural resource companies.

Some the Company's directors and officers are directors or officers of other natural resource or mining-related companies and these associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, Quaterra may miss the opportunity to participate in certain transactions, which may have a material, adverse effect on the Company's financial position.

The Company may experience difficulty attracting and retaining qualified management to grow Quaterra's business.

The Company is dependent on the services of key executives including the Chief Executive Officer and other highly skilled and experienced executives and personnel focused on advancing corporate objectives as well as the identification of new opportunities for growth and funding. Due to the Company's relatively small size, the loss of these persons or Quaterra's inability to attract and retain additional highly skilled employees required for activities may have a material adverse effect on the Company's business and financial condition.

The Company may be limited in its ability to manage growth.

Should the Company be successful in its efforts to develop mineral properties or to raise capital for such development or for the development of other mining ventures, it may experience significant growth in operations. Any expansion of the Company's business would place demands on management, operational capacity, and financial resources. The Company anticipates that it will need to recruit qualified personnel in all areas of operations. There can be no assurance that Quaterra will be effective in retaining current personnel or attracting and retaining additional qualified personnel, expanding operational capacity or otherwise managing growth. The failure to manage growth effectively could have a material adverse effect on the Company's business, financial condition and results of operations.

Environmental and other regulatory requirements may limit the Company's operations and increase expenses.

The Company's operations are subject to environmental regulations promulgated by U.S. government agencies. Claims and current and future operations will be governed by laws and regulations governing mineral concession acquisition, prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies such as ours that engage in exploration activities often experience increased costs and delays in schedules as a result of the need to comply with applicable laws, regulations and permits. Issuance of permits for Quaterra's exploration activities is subject to the discretion of government authorities, and the Company may be unable to obtain or maintain such permits. Permits required for future exploration or development may not be obtainable on reasonable terms or on a timely basis. Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact and cause increases in capital expenditures or require abandonment or delays in exploration.

Operating hazards associated with mining may expose the Company to liability. Mining operations generally involve a high degree of risk, including hazards such as fire, explosion, floods, structural collapses, industry accidents, unusual or unexpected geological conditions, power outages, cave-ins, inclement weather, and mechanical equipment failure in the Company's operations. These and others may result in work stoppages, damage to or destruction of mines and other producing facilities, damage to or loss of life and property, environmental damage and possible legal liability for any or all damage or loss.

Safety measures implemented by the Company may not be able to obtain insurance to cover these risks at economically feasible premiums or at all. Insurance against certain environmental risks is not generally available to the Company or to other companies within the mining industry.

The Company's properties may be subject to uncertain title

The acquisition of title to resource properties or interest therein is a very detailed and time consuming process. Title to and the area of resource concessions may be disputed. The Company has investigated title to all of its mineral properties and, to the best of the Company's knowledge, title to all of Quaterra's properties are in good standing.

The properties may be subject to prior, and in some cases, not fully ascertainable unregistered agreements or transfers, and title may be affected by undetected defects. Title may be based upon interpretation of a country's laws, which laws may be ambiguous, inconsistently applied and subject to reinterpretation or change.

Enforcement of judgments or bringing actions outside the United States against the Company and its directors and officers may be difficult.

Quaterra is organized under the law of and headquartered in British Columbia, Canada, and several of the Company's directors and officers are not citizens or residents of the U.S. As a result, it may be difficult or impossible for one to (a) enforce in courts outside the U.S. judgments against the Company and a majority of Quaterra's directors and officers, obtained in U.S. courts based upon the civil liability provisions of U.S. federal securities laws or (b) bring in courts outside the U.S. an original action against the Company and its directors and officers to enforce liabilities based upon such U.S. securities laws.

The Company's operations may be negatively impacted by the COVID-19 outbreak.

The current outbreak of the novel coronavirus (COVID-19) that was first reported from Wuhan, China in December 2019, and the spread of this virus could continue to have a material adverse effect on global economic conditions which may adversely impact our business. The World Health Organization declared a global emergency on January 30, 2020 with respect to the outbreak and characterized it as a pandemic on March 11, 2020.  Cases of COVID-19 have been reported in 213 countries, areas or territories as of April 27, 2020, including China, the United States, Canada, and countries in the European Union.  The extent to which the coronavirus impacts demand for commodities, including copper, will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. Moreover, the actual and threatened spread of the coronavirus globally could continue to negatively impact stock markets and adversely impact our ability to raise capital. Any of these developments, and others, could have a material adverse effect on our business.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Quaterra was incorporated under the Company Act (British Columbia) on May 11, 1993 originally under the name Acquaterre Mineral Development Ltd. On November 30, 1993, the Company changed its name to Aquaterre Mineral Development Ltd. and ultimately became Quaterra Resources Inc. on October 23, 1997. Quaterra's domicile is British Columbia, Canada and the Company operates under the Business Corporations Act (British Columbia).

The Company's registered office is located at 1200 - 750 West Pender Street, Vancouver, British Columbia, Canada, V6C 2T8, Telephone: (604) 681-1194. The Company's head office is located at 1100 - 1199 West Hastings Street, Vancouver, British Columbia, Canada V6E 3T5. Telephone: (604) 684-9384, Facsimile: (604) 641-2740. The Company's website is www.quaterra.com. We are not including the information contained on our website as part of, or incorporating it by reference into, this Annual Report on Form 20-F. The SEC maintains an internet website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers like us who file electronically with the SEC.

Since our incorporation, substantially all of our capital has been deployed to the development of our exploration stage business. We have not undertaken any material mergers or acquisitions other than in the ordinary course of business. There have been no public takeover offers by third parties with respect to our shares and we have made no public takeover offers with respect to another company's shares.

B.	Business Overview

The Company is a mineral exploration company engaged in the acquisition, exploration and development of copper projects currently in Nevada and Alaska, United States. The Company considers itself to be an advanced exploration stage company. The amounts shown as mineral properties represent acquisition and exploration costs incurred to date, less amounts recovered and/or written off, and do not necessarily represent present or future values. The underlying value of mineral properties and related capitalized costs are dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, and obtaining necessary financing.

Three Year History

During the three-year period under review, the Company had carried out exploration and development programs at its Yerington, Nevada copper properties, acquired an interest in a new copper property in Southwest Alaska, and discontinued operations at other properties in other jurisdictions. Accordingly, a number of option agreements were terminated and properties were sold or returned to optionors as more particularly set out below. Details of relevant agreements and operations are set out hereunder as "Part A - Yerington" and "Part B - Other Properties".

PART A - YERINGTON

Yerington Nevada Copper Project

Water rights sales

On September 17, 2018, the Company announced that its wholly-owned subsidiary Singatse Peak Services, LLC ("SPS") had entered into a purchase and sale agreement to sell certain primary ground water rights associated with its copper property in Yerington, Nevada, to Desert Pearl Farms LLC ("Desert Pearl"), a Yerington-based company involved in agriculture in the district, for $6.26 million.

On March 3, 2019, the Company closed the water rights sale for a final value of $6.02 million after adjusting for a small correction to one of the original permits. After the sale, the Company retained approximate 6,700 acre-feet per year of primary ground water permitted for mining on its 51-square-mile Yerington property.

On December 19, 2019, the Company announced SPS had entered into two separate purchase and sale agreements to sell certain further primary ground water rights associated with its Yerington property to Desert Pearl and Desert Hills Dairy, LLC, two unrelated limited liability companies based in Yerington, for $1.88 million. The sales will close when the State of Nevada Division of Water Resources (NDWR) approves an application to change the manner of use of the water rights from mining and milling to agriculture in one case, and to commercial in the other and their place of use; and title is transferred to the purchasers. Once the sale has closed, SPS will retain about 6,000 acre-feet per year of primary ground water permitted for mining. In addition to these primary ground water rights, SPS also has decree, supplemental and storage water rights associated with options it holds on private land over the property's Bear deposit.

Freeport Agreements

On June 16, 2014, the Company, through SPS, announced the entering into of a Membership Interest and Option Agreement (the "Option Agreement") with Freeport-McMoRan Nevada LLC ("Freeport Nevada") which set out the terms for due diligence and exploration of the Company's Yerington Assets, including the MacArthur oxide and sulfide deposits (the "MacArthur Deposit"); the Yerington pit oxide-sulfide deposit previously mined by the Anaconda Company (the "Yerington Pit"); the Bear porphyry copper deposit (the "Bear Deposit") and all other properties that SPS and Quaterra control in the Yerington District. On September 11, 2017, Freeport Nevada terminated the Option Agreement and retains no interest in the Yerington Assets.

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

•

On June 13, 2016, Quaterra and SPS announced they had reached an agreement with Freeport Nevada to extend the Stage 2 of Freeport Nevada's option to acquire an interest in the Yerington Copper Project for up to two years by Freeport Nevada making staged option payments totalling $5.75 million of which $2.393 million was received in the year ended December 31, 2017.

•

On September 11, 2017, Freeport Nevada terminated the Option Agreement. It retains no interest in the Yerington Assets.  SPS used Freeport Nevada's option payments for exploration, property maintenance, G&A and environmental compliance at its Yerington Copper Project.

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

PART B - OTHER PROPERTIES

Butte Valley, Nevada

On December 10, 2019, the Company announced two option agreements to purchase a 100% interest in the Butte Valley project located in north-central White Pine County, Nevada.

Butte Valley consists of 678 unpatented mining claims, and hosts an extensive porphyry copper-gold system in a mining-friendly state with well-developed infrastructure. It fits the Company's acquisition profile and provides an opportunity to acquire a strategic land position on reasonable terms with no onerous long-term financial obligations.

Groundhog, Alaska

On April 25, 2017, the Company announced it had signed a lease agreement with Chuchuna Minerals Company ("Chuchuna"), giving it the option to acquire a 90% interest in the Groundhog copper prospect, a 40,000-acre property, later expanded to 54,880 acres, situated on an established copper porphyry belt 200 miles southwest of Anchorage, Alaska.

Pursuant to the lease agreement, as amended on July 11, 2019, the Company agreed to fund a minimum of $1.0 million for exploration in 2017 ($1.5 million funded), and a minimum of $500,000 in each of the following years. Quaterra can earn its 90% interest in Groundhog by providing a total of $5 million in funding for exploration over six years, and by paying Chuchuna a lump sum of $3 million by the end of the sixth year. The Company has no obligation to exercise its option and can terminate the agreement at its discretion annually.

If the Company exercises its option to acquire 90% of Groundhog, Chuchuna and the Company will enter into a joint venture agreement. Chuchuna will retain a 10% interest in the property carried to production, and a net smelter returns (NSR) royalty of 1.75%. Within the first ten years Quaterra may purchase 50% of the NSR royalty by paying Chuchuna $25 million.

Herbert Gold Project, Alaska

On July 14, 2016, Quaterra announced the sale of its remaining 35% participating interest in the Herbert Glacier project, Alaska, to its joint venture partner Grande Portage Resources Ltd. ("Grande Portage"). On closing, Grande Portage issued to Quaterra 1,182,331 common shares. After being issued additional shares in a financing, Quaterra now holds 1,942,795 common shares of Grande Portage. Grande Portage will also pay Quaterra $250,000 within 90 days of receipt of a feasibility report for the property or in event of a change of control or sale. Grande Portage assumed any and all obligations related to Quaterra's participating interest under the JV agreement.

Finance and Equity issuances

On January 21, 2019, the Company closed a non-brokered private placement by issuing 3,000,000 common shares at CAD 0.05 per share for gross proceeds of CAD 150,000.

On August 29 and September 20, 2018, the Company announced the closing of a non-brokered private placement in tranches by issuing secured convertible debentures for gross proceeds of $550,000 and CAD 550,000. The convertible debentures have a maturity date of 18 months from issuance, and bear a 10% interest rate per annum. Repayment of outstanding principal and interest are secured by a general security interest over the assets of the Company.

The convertible debentures are convertible into units of the Company at a price of $0.05 or CAD 0.065 per unit in the first 12 months, and $0.075 or CAD 0.10 thereafter until the maturity date. Each unit consists of a common share and a warrant. Each warrant will entitle the holder to acquire an additional common share at a price of $0.05 or CAD 0.065 for a period of four years from the closing of the private placement. The convertible debentures are subject to certain acceleration clauses.

In August 2019, Quaterra issued 11,769,230 units pursuant to conversions of convertible debentures having an aggregate principal amount of US$550,000 and C$50,000.  Quaterra converted the interest portion of US$44,507 due on some of the convertible debentures into 1,077,066 shares and paid the remaining $13,012 of interest in cash.

On December 6, 2019, the remaining convertible debenture having a principal amount of C$500,000 was extended for six months until August 28, 2020. If the Company's water rights sale has not completed by August 28, 2020, the maturity date will be further extended to February 28, 2021. The convertible debenture is convertible into units at CAD 0.10 per unit, with each unit consisting of a share and a warrant. Each warrant can be exercised to acquire a share at CAD 0.065 until August 28, 2022.

On July 2, 2014, the Company completed a non-brokered private placement of $500,000 of units, each unit consisting of one non-transferable convertible redeemable $1,000 principal amount promissory note (a "Note") and 11,442 non-transferable common share purchase warrants. The Company issued $500,000 Notes and 5,721,000 warrants exercisable at CAD$0.16 per share until January 2, 2016, subject to acceleration right of the Company. On December 30, 2015 the expiry date of the Notes and warrants was extended to January 2, 2017 and on December 23, 2016, the expiry date of the Notes and warrants was extended to January 2, 2018. The Notes were automatically converted at a rate of CAD$0.10 per share on February 28, 2017. The Company issued 6,609,000 common shares for the principal, and settled the interest payment by issuing 880,898 shares and $53,315 cash payment.

For more information about our business, please refer to Item 4.D - "Property, Plant and Equipment" below.

C.	Organizational Structure

Inter-corporate Relationships

The flow chart below presents the Company's legal corporate structure and the jurisdictions of the incorporation.

Note 1:	Quaterra Alaska, Inc. is 100% owned by Quaterra Resources Inc. Singatse Peak Services LLC holds the MacArthur, Bear, Yerington and Wassuk properties.

Note 2:

Six Mile Mining Company is 100% owned by Quaterra Resources Inc. It holds the option to earn a 90% interest in the Groundhog property as well as the option to earn a 100% interest in the Butte Valley property.

D.	Property, Plant and Equipment

GENERAL DEVELOPMENT OF THE BUSINESS

The Yerington Projects, Nevada

Quaterra's Yerington Projects - located in the historic Yerington Copper District, about 70 miles southeast of Reno, Nevada, consist of the Yerington pit oxide-sulfide deposit previously mined by the Anaconda Mining Company; the MacArthur oxide and sulfide deposits; the Bear porphyry copper deposit; and a number of untested exploration targets. Quaterra's 51-square-mile land package is situated in a mining-friendly jurisdiction with a history of copper production and good infrastructure. It also owns valuable water rights in the district.

The location of the Company's Yerington project is provided on the following maps.

Yerington Project Location Map (Tetra Tech - February 2012)

Yerington Project Prospect Location Map (Tetra Tech February 2012)

a. Yerington Deposit - Nevada

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

Acquisition and Staking of Claims

The Yerington Mine property totals approximately 11 square miles. The project mineral rights consist of 2,768 acres of fee simple mineral properties and patented mining claims as well as 208 unpatented lode and placer claims totaling 4,298 acres on lands administered by the BLM.

On May 1, 2007, SPS received the bankruptcy court approval for the acquisition of certain assets of Arimetco Inc. ("Arimetco") in the Yerington Mining District, subject to completion of due diligence. The purchase price comprised $500,000 cash, 250,000 of the Company's common shares and a 2% net smelter return royalty capped at $7.5 million dollars on production from any claims owned by the Company in the Yerington Pit and MacArthur Deposit mine areas.

SPS purchased the Yerington Mine properties along with the appurtenant ground water rights from the Arimetco bankruptcy court in April 2011. This included private land, patented claims, and 23 unpatented mining claims related to the Yerington Mine. The acquisition followed three years of due-diligence studies and negotiations with state and federal agencies and the receipt of Bona Fide Prospective Purchaser ("BFPP") letters from the U.S. Environmental Protection Agency ("EPA"), the Nevada Division of Environmental Protection ("NDEP") and the US Bureau of Land Management ("BLM") to protect SPS from liability emanating from activities of the former mine owners and operations.

SPS owns approximately 6,700 acre-feet/year of primary ground water rights that have senior priority standing. These water rights are specifically permitted for mining and milling and have significant value. Based on the price set at the close of its recent sale of water rights to a large agricultural concern in Yerington, these rights could be valued at about $20 million. In December 2019 the Company announced that SPS had negotiated the sale of further primary ground water rights to two unrelated entities for $1.88 million. The sales will close when the State of Nevada Division of Water Resources (NDWR) approves an application to change the manner and place of use of the water rights. Once the sale has closed, SPS will retain about 6,000 acre-feet per year of primary ground water permitted for mining and milling. In addition to these primary ground water rights, SPS also has decree, supplemental and storage water rights associated with options it holds on private land over the property's Bear deposit.

Private properties related to the Arimetco acquisition are located in Township 13 North, Range 25 East in Sections 4, 5, 8, 9, 16, 17, and 21, and patented claims are located within Township 13 North, Range 25 East in Sections 16, 17, 19-21, 31-33 and in Township 13 North, Range 24 East in Sections 22-27 and 36. An additional 441 unpatented claims in Sections 1, 2, 11-13, 23-26, 35, and 36 Township 13 North, Range 24 East and in Sections 4-9, 16-21, 28, and 30 Township 13 North, Range 25 East, and in Sections 1, 2 Township 12 North, Range 24 East Mount Diablo Base & Meridian were staked prior to or subsequent to the acquisition by SPS.

Expenditures to Date

Acquisition and exploration costs incurred by the Company for the Yerington Pit to December 31, 2019 were $5.187 million (2018 - $10.578 million) net of recovery from water rights sale and option payments made by Freeport Nevada.

Location, Access and Infrastructure

The Yerington Mine property is located near the geographic center of Lyon County, Nevada, USA, along the eastern flank of the Singatse Range. The property centers on the historical Anaconda open pit mine, flanked on the west by Weed Heights, Nevada (a small private community; the original company town of Anaconda) and on the east by the town of Yerington, Nevada. The property is easily accessed from Yerington by a network of paved roads that were used as principal transportation and access routes during the former operating period of the mine. SPS controls approximately 6,700 acre feet of groundwater rights and the Yerington Pit contains an estimated 45,000 acre feet of water. Power is currently on-site and a new substation is being constructed a quarter mile to the South. Nevada Energy operates a 226 Megawatt natural gas fueled power plant within ten miles of the site. Power for future mining operations is expected to be readily available. Topographic coverage is on US Geological Survey "Yerington" and "Mason Butte" 7.5' topographic quadrangles. The nearest major city is Reno, Nevada, approximately 80 miles to the northwest.

History

Recorded production in the Yerington mining district dates back to 1883 (Moore, 1969) as prospectors were attracted to and investigated colorful oxidized copper staining throughout the Singatse Range. Knopf (1914) reported that oxidized copper cropped out at the historic Nevada-Empire mine located above the south center of the present-day Yerington open pit. Knopf does not show or reference other mines or prospects that are underlain by the Yerington open pit footprint, as gravel and alluvial cover obscure bedrock over an approximate 0.75-mile radius around the Nevada-Empire Mine.

During the 1940s, Anaconda, at that time one of world's major copper producers, outlined a 60 million-ton resource over the Yerington Pit. During the early 1950s, the US government, citing the need for domestic copper production, offered "start-up" subsidies to Anaconda to open a copper mine in the Yerington district. Anaconda sank two approximately 400-foot-deep shafts in the present-day open pit and drove cross cuts to obtain bulk samples of oxidized rock for metallurgical study. Anaconda began operating the Yerington Pit in 1952 and mined continuously through 1978, producing approximately 1.744 billion pounds of copper from an ore body that contained 162 million tons averaging 0.54% Cu. Approximately 104 million tons of this total were oxidized copper ore that was "vat-leached" with sulfuric acid in 13,000-ton cement vats on a seven day leach cycle. Sulfide ores were concentrated on site in a facility that was dismantled and sold following termination of mining in 1979.

In 1976, all assets of Anaconda, including the Yerington Pit, were purchased by the Atlantic Richfield Company (ARCO) which in 1979 shut down dewatering pumps in the pit and closed the Yerington Pit due to low copper prices. In 1982, ARCO sold the entire Yerington Pit complex and Weed Heights town site to Mr. Don Tibbals of Yerington, Nevada, who scrapped the plant and equipment. At closure, before dewatering pumps were shut off, the Yerington Pit plan hosted a pre-stripped, non NI 43-101 compliant historic "reserve" of 98 million tons averaging 0.36% Cu containing approximately 696 million pounds of copper (K. L. Howard, Jr., Anaconda Internal Memo, 1979) within the ultimate pit design. The estimate was prepared from a geologic section calculation using a 0.2 %TCu cut-off grade. A qualified person has not done sufficient work to classify these historic estimates as a current mineral resource and Quaterra does not treat them as such. Although the 1979 estimate contained no classification for measured, indicated, or inferred resources as defined by NI 43-101, the total estimate compares favorably to an independent resource estimate completed by Tetra Tech under NI 43-101 in February 2012. An additional 22.8 million tons of material containing 136.8 million pounds copper was identified adjacent to the pit in this historic estimate. The K. L. Howard, Jr., Anaconda Internal Memo (1979) addressing this material is considered reliable because it cites mine reconciliation calculations and geologic projections from drill holes using a 0.2% Cu grade cut-off in an internal Anaconda memo by T. Leigh to W.C. Norem (1979).

In 1989, Arimetco purchased the mine property from Tibbals, commissioned a 50,000-pound-per-day solvent extraction/electrowinning plant, and began heap leaching "sub-grade" dump rock stripped from the Yerington Pit by Anaconda. Arimetco also added an unknown tonnage of "vat leach tailings" (minus 3/8 inch oxidized tailings leached during Anaconda's operation) to some heap leach pads ("HLP's") as well as trucking oxidized ore from the MacArthur Deposit located approximately five miles north of the Yerington Pit site. Arimetco produced some 95 million pounds of copper from 1989 to 1999 before declaring bankruptcy due to low copper prices and abandoning the property.

Soil and groundwater contamination, alleged to stem from the former mining operations at Yerington, have been identified on the property. As a result, a portion of the property acquired by SPS in 2011 previously under the jurisdiction of the EPA is now being managed by the NDEP, a division of the Nevada Department of Conservation and Natural Resources. Liability for the contamination on site is the responsibility of a third party which is actively engaged in remedial investigation and remediation activities under the supervision of the NDEP.

In order to establish SPS's position and rights, the acquisition by SPS of the Arimetco properties required a series of rigorous environmental, legal, and technical due diligence studies. The Chambers Group Inc. and Golder Associates Inc. completed a Phase 1 Environmental Site Assessment Report to allow SPS to complete one of the requirements necessary to establish liability protection as a Bona Fide Prospective Purchaser ("BFPP"). Prior to closing on the property, SPS received letters from the NDEP, BLM and the USEPA indicating the post-closing requirements then applicable to the Yerington Pit site for SPS to maintain its defense to liability as a BFPP regarding the activities of the former mine owners and operators.

In September 2012, SPS reached a voluntary agreement with the EPA to participate in upgrading the system that manages fluids from the historic mining operation at the Yerington mine site. In exchange for SPS's participation in this work, the Company obtained a site-wide 'Covenant Not to Sue' for the contamination left at the site by former owners and operators of the historic mine operations.

The agreement provides for immediate environmental improvements to the site and allows SPS to continue exploration at the site while working cooperatively with the EPA, NDEP and the community. The EPA/SPS Agreement's 'Covenant Not to Sue' strengthens SPS's 'Bona Fide Prospective Purchaser Defense' against liability resulting from the contamination at the site prior to SPS's purchase.

The first phase of the fluid management project was completed in the fourth quarter of 2012. The Company co-funded the repairs to the on-site fluid management system ("FMS") by the EPA as well as the relining of one of the system ponds. During Phase 2 of the project, the Company completed a study of the FMS to determine what additional repairs or other modifications are necessary to ensure that the system is capable of handling the fluids from the former mine operations for a period of five years. The Study was completed by the Company's contractor in June 2013. EPA decided not to implement the five-year capacity alternative recommended in the Study. Rather, EPA decided to build new ponds to address the FMS capacity issues.

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

In December 2015, the EPA sent a request to the Nevada Governor seeking the State's support for listing the Anaconda-Yerington Mine Site on the EPA National Priorities List ("NPL"). EPA has been considering an NPL listing as a mechanism to provide federal funds for remediation of contamination of the site left by former owners Arimetco Inc. This portion of the Site is referred to as Operable Unit 8 ("OU8") and was an unfunded liability due to Arimetco's bankruptcy. The Governor responded to the EPA noting that the State will not object to the initiation of the listing process.

On September 9, 2016, via publication in the Federal Register, the EPA proposed 10 new sites for NPL listing.  The Anaconda Copper Mine in Yerington Nevada was one of those ten sites proposed for listing. EPA proposed to list the entire Site despite the fact that there was a responsible party for the operable units other than OU8, Atlantic Richfield Company, which had and continues to perform its obligations at the Site. SPS has a 'Covenant Not to Sue' with the EPA, and believes it qualifies for the 'Bona Fide Prospective Purchaser Defense' to CERCLA liability. The existing contamination at the Site, other than that related to OU 8 is the responsibility of the Atlantic Richfield Company that has been working with EPA to study the contamination, design remedial activities and implement remediation at the Site. SPS's work program at the Bear deposit was not affected by the EPA proposed listing of the Site. Also, SPS does not believe that an NPL listing precludes advancing mineral exploration and development at the Site. Only the Yerington mine site falls within the area of the proposed NPL listing; the Company's other targets in the district occur outside the area of the proposed listing.

In July 2017, NDEP made a formal request to EPA to defer the listing of the Site on the NPL.  Since the original request, NDEP, EPA and Atlantic Richfield have worked toward a deferral of the listing process noted above. In support of a deferral action NDEP and EPA negotiated the terms of a Deferral Agreement, NDEP and Atlantic Richfield negotiated the terms of an Interim Administrative Order on Consent, and Atlantic Richfield and NDEP negotiated a Statement of Work for a Site-Wide Remedial Investigation and Feasibility Study.

In February 2018, the EPA and NDEP signed an agreement that transferred oversight responsibility for remediation of the Yerington mine site from the federal government to the state of Nevada. The deferral agreement requires that the responsible party fund and undertake remedial investigations, feasibility studies and cleanup of the Yerington site consistent with CERCLA standards. The cleanup, which is being overseen by NDEP, must be protective of human health, protective of ecological health, give preference for solutions that are durable over the long term, and will comply with all federal requirements as defined in CERCLA, the NCP and EPA guidance, and any more stringent state requirements.

On June 3, 2019, the Company announced that SPS had entered into an agreement with Atlantic Richfield that outlines how the two entities will work together on the Site allowing Atlantic Richfield to complete its remedial activities and the Company to move forward with its development of the Site. The ARC-SPS Agreement is part of a state-regulated, privately-funded solution to long-standing environmental issues associated with previous mining activity at the Anaconda Copper Mine site. SPS has complied with the terms of the agreement as required to date.

The agreement memorializes the Parties' commitments concerning cooperation, access, property rights, liabilities, federal land acquisition, and ensures preservation of SPS's property and mineral rights. The Agreement also contains covenants not to sue and indemnification provisions between the Parties.

Of particular note, the ARC-SPS agreement will:

  Further reduce SPS's risks regarding environmental liabilities at the Yerington site associated with past mining prior to SPS's acquisition in 2011. This includes both the former Anaconda mining operations and the former Arimetco area known as OU8, previously an unfunded liability. ARC has agreed to design, build, operate and fund the remedy for the Arimetco portion of the Site as well as to implement a CERCLA-protective remedy for the Site.
  Provide SPS with the opportunity to consolidate its land position at Yerington with the possible conversion of certain BLM mining claims into private land transferred to SPS at nominal cost without attached liability for previous mining activity.
  Dovetail with more comprehensive plans by government agencies to transfer oversight of the Yerington mine site from federal to state jurisdiction under NDEP.
  Assist in creating a simpler path for mine cleanup and development by way of private land ownership and state oversight.

The ARC-SPS agreement is one part of a larger set of agreements being negotiated among ARC, the EPA, NDEP and the BLM, to permanently address the impacts from previous mining activities by the Anaconda Mining Company and Arimetco Inc. at Yerington. ARC has continued its remediation activities at the site under previous orders by NDEP and the EPA. Once arrangements are completed, it will finalize cleanup of the Yerington site consistent with Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") standards. The cleanup is being overseen by NDEP.

Geology and Mineralization

The Yerington Pit property includes both the Yerington deposit (the "Yerington Deposit") and a portion of the Bear Deposit which represent two of three known porphyry copper deposits in the Yerington copper district. The porphyry systems are hosted in middle Jurassic intrusive rocks of the Yerington Batholith. Unless noted otherwise, the following discussions refer to the Yerington Deposit.

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

Only four historic holes have actually explored the deep vertical projection of copper mineralization in the pit. Three of the holes were drilled along a single N-S oriented section through the center of the pit. According to M. T. Einaudi in an internal 1970 Anaconda report, the deep drilling program defined a series of nested, concave upward, grade shells that are elongated down the N 70º dip of the dikes with the 0.2% Cu zone extending to approximately the 2,600-ft level; an overall dip distance of 2,200 feet. Although the program encountered an increasing ratio of pyrite to chalcopyrite, there was no indication of a "barren core", the porphyry dikes showed a "remarkable continuity" down dip and molybdenum mineralization became more abundant with increasing depth.

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

Exploration and Drilling Results

Exploration work on the Yerington Pit project commenced with a technical review of all available historical information relating to mineralization in and around the Yerington Pit. A huge inventory of Anaconda data was available at the Anaconda Collection - American Heritage Center, University of Wyoming at Laramie. Approximately 10,000 pages of drill hole records from the library were scanned. The records included drill hole lithology, assays, and/or survey coordinates for almost 800 drill holes. Although some holes contained only lithologic or assay summary information, 892 holes contained adequate detailed assay, hole location and orientation information to be used in a resource estimation. Core from historical drilling left on site by Anaconda was photographed, described and selected intervals from 45 Anaconda core holes were shipped to Skyline Labs for re-assay.

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

The data review and drilling results of the 2011 program clearly indicated that mineralization at Yerington is open to depth and along strike. Many of the historic holes in the pit were stopped in mineralization. Drill hole intercepts along the western edge of the pit are some of the best in the SPS database. Twin hole SP-04, drilled by SPS at the northwest end of the pit, intercepted 524.5 feet averaging 0.35%TCu starting at a depth of 228 feet including 88 feet of 0.69%TCu at a depth of 265 feet. Exploration hole SP-36, located along south central margin of the pit intercepted 95 feet averaging 0.28% TCu at a depth of 230 feet. Details of the 2011 drilling program are in the NI 43-101 technical report for the Yerington Pit project completed by Tetra Tech, Inc. of Golden, Colorado ("Tetra Tech") in February 2012 (the "Yerington Technical Report").

A drilling program to sample residuals (historic dumps and tailings) at the Yerington Pit site was completed in September 2012. A total of 9,585 feet of sonic drilling in 95 holes have provided material for the characterization of the vat leach tails, heap leach pads, and the W-3 sub-grade waste dump. Selected samples were sent to Metcon Labs in Tucson, Arizona for metallurgical testing. These residuals have been historically estimated to total 124 million tons of mineralized material. The residuals are referenced in the MacArthur Deposit PEA and the Yerington Technical Report, as "mineralized material" and therefore are neither an NI 43-101 compliant resource nor a historical resource. Additional details regarding the residuals are described in the Yerington Technical Report. The residuals are not included in the resource estimate at the Yerington Pit site or in the MacArthur Deposit PEA or resource estimate at the MacArthur Deposit site.

Sampling, Analysis and Security of Samples

Tetra Tech's review of sample preparation, handling, analyses, and security procedures for the Yerington drilling and sampling program has determined that the Company's current practices meet NI 43-101 and CIM defined requirements.

Samples taken during the period from 1952 to 1979, when Anaconda operated the Yerington Pit, including samples used for the determination of mine head grades, lithology, densities, and metallurgical performance were determined by Tetra Tech to be representative of the deposit. While no details are available regarding Anaconda's exact assaying protocol and quality control during the period the Yerington Pit copper mine was operating, public records of profit and cost confirmed that the techniques and procedures implemented conformed to industry standards for that era.

SPS explored the Yerington Pit copper property with both RC and diamond core drilling methods. The drilling program was supervised in the field by the project geologist for monitoring recovery, proper sample handling and accuracy in labeling. Approximately 4,300 samples were collected during the 2011 program and shipped for sample analyses. The samples were analyzed for total copper (TCu), gold, and a 47-element trace element package. Samples representing oxide mineralization and acid soluble sulfide copper were also analyzed for acid soluble copper and for ferric sulfate soluble copper. Rock quality designations ("RQD") and magnetic susceptibility measurements were taken on all core which was photographed following geologic logging.

The RC samples are collected in a conventional manner via a cyclone and standard wet splitter, placed in cloth bags that are pre-marked by SPS personnel at five-foot intervals and include a numbered tag inserted into a plastic bag bearing the hole number and footage interval. Collected samples, weighing approximately 15 to 20 pounds each, are wire tied and then loaded onto a ten-foot trailer with wood bed allowing initial draining and drying. Each day SPS personnel or the drillers at the end of their shift, haul the samples to SPS's secure sample preparation warehouse in Yerington, Nevada where the samples are dried, loaded on plastic lined pallets, weighed, and trucked by Skyline Assayers and Laboratories ("Skyline") personnel to Skyline's sample preparation facility in Battle Mountain, Nevada. A chain of custody form accompanies all shipments from Yerington to Battle Mountain. Once Skyline preps each sample in its Battle Mountain facility, approximately 50-gram sample pulps are air-freighted to Skyline's analytical laboratory in Tucson, Arizona for analyses and assay.

Samples from the core drilling program are handled in a similar manner. Core samples with a diameter of approximately 2.75 -inches (HQ) are placed in wax-impregnated, ten-foot capacity cardboard boxes and delivered to SPS's secure sample warehouse in Yerington, Nevada by the drill crew following each 12-hour shift. The core is logged by a SPS geologist who marks appropriate sample intervals (one to nominal five feet) with colored flagging tape. Lines are marked along the length of core with red wax crayons to indicate where the core piece should be sawed. Each core box, bearing a label tag showing drill hole number, box number, and box footage interval, is then photographed. RQD, magnetic susceptibility, and recovery measurements are taken. Core is then loaded on a pallet, shrink wrapped, and secured with wire bands for trucking by Skyline personnel to Skyline's sample preparation facility in Battle Mountain, Nevada. The core is sawed in half by Skyline personnel, one half designated for sample preparation/assay, the second half placed in its core box for return to SPS. Chain of custody procedures for core shipments picked up by Skyline at the SPS core shed follow the format for RC samples.

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

Mineral Resources

Tetra Tech completed an independent resource estimate and technical report update under NI 43-101 for the mineralization in and around the historic Yerington Pit titled "NI 43-101 Technical Report Mineral Resource Update Yerington Copper Project Lyon County, Nevada" and dated January 3, 2014 (effective November 20, 2013), which supersedes its previous report completed in February 2012 (the "Updated Yerington Technical Report"). The Updated Yerington Technical Report is based upon an additional 232 historic Anaconda holes unavailable when the previous report was completed. The current resource now includes over 800 boreholes.

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

Using a cutoff grade of 0.12%, the Yerington Pit's measured and indicated acid-soluble oxide/chalcocite mineralization includes a measured and indicated resource of 23.5 million tons averaging 0.25% TCu (118 million pounds of copper) and an inferred resource of 25.9 million tons of 0.23% TCu (118 million pounds of copper). Using a cutoff of 0.15% TCu, the measured and indicated primary copper resource contains 105 million tons averaging 0.30% TCu (633 million pounds of copper) and an inferred primary copper resource of 128 million tons of 0.23% TCu (600 million pounds of copper).

Cutoff grades of 0.12% and 0.15% for the oxide/chalcocite and sulfide mineralization, respectively, were used in the Updated Yerington Technical Report based on benchmarking of the Yerington Deposit to similar deposits using open pit mining.  The cutoff values are representative of grades and recoveries used in calculating the mineral resources for the preliminary economic assessment for the Company's adjacent MacArthur Copper Project, which is described in a NI 43-101 technical report filed in January of 2014 using an effective date for the resource calculation of May 2012.  The MacArthur study indicates that using the cutoff grades in the report, the project has reasonable prospects for economic extraction of mineralization.  The Yerington and MacArthur deposits are adjacent, geologically similar and have similar grade continuity.  Open pit mining methods are proposed for both deposits.  They will use similar metallurgical processes.  The cutoff grades are based on similar costs, metal prices and mining/metallurgic parameters.  The benchmark values applied to the Yerington Project from the MacArthur project are:

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

Significant intercepts from Yerington holes YM-041A-17, YM-042-17,
YM-043-17, YM-044-17 and YM-045-17 in 2017 drill program

HOLE YM-041A-17	From	To	Interval	%
	feet	feet	feet	Cu
	1411.7	1973.4	561.7	0.20
includes	1454.3	1488.8	34.5	0.31
includes	1558.5	1619.8	61.3	0.33
includes	1683.5	1770.5	87.0	0.32
HOLE YM-042-17	From	To	Interval	%
	460.0	515.0	55.0	0.14
	630.2	701.8	71.6	0.13
	1022.0	1491.6	469.6	0.12
HOLE YM-043-17	From	To	Interval	%
	feet	feet	feet	Cu
	692.0	1961.5	1269.5	0.15
includes	1077.3	1151.4	74.1	0.23
includes	1592.0	1656.0	64.0	0.26

HOLE YM-044-17	From	To	Interval	%
	1016.9	1089.0	72.1	0.16
	1665.8	1726.0	60.2	0.10
	1789.1	1842.0	52.9	0.14
HOLE QM-045-17	From	To	Interval	%
Oxide includes includes	65.2 992.0 1060.2 1147.0 1236.5 1346.0 1568.5 1736.0	140.9 1006.0 1076.0 1378.6 1322.0 1363.8 1584.0 1993.5	75.7 14.0 15.8 231.6 85.5 17.8 15.5 257.5	0.17 0.36 0.55 0.15 0.23 0.28 0.26 0.13

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

Quality assurance and control

Drilling included both reverse circulation (RC) and core, contracted to Layne Christensen Company, Chandler, Arizona, which provided both drill rigs. Core samples were either sawed or split by SPS personnel in Yerington, Nevada, and shipped to Bureau Veritas Minerals NA - Inspectorate America Corporation, an ISO certified assaying/geochemistry facility, in Reno, Nevada, for sample preparation. Gold analyses are assayed in Bureau Veritas' lab in Reno using their "FA430" procedure (fire assay with atomic absorption finish) with a 5 ppb Au detection limit. Prepared pulps are shipped to Bureau Veritas' lab in Vancouver, B.C., Canada, for analysis using their "MA 300" procedure for 35 element ICP-ES analysis. Commercially prepared standards and blanks are inserted by SPS at 50-foot intervals to insure precision of results as a quality control measure. SPS has a chain of custody program to ensure sample security during all stages of sample collection, cutting, shipping, and storage.

SPS also engaged a reverse circulation (RC) drill rig in the program. RC samples were shipped to the Bureau Veritas Minerals NA facility in Reno, Nevada, for sample preparation and analyses following the same procedure and protocol, including inserted blanks and standards, as that of the core samples described above.

Future Work Plans

Quaterra believes the Yerington Pit project has potential for additional copper resources. Historic and current drilling data indicate that horizontal and vertical limits to the mineralization at the Yerington Pit have not yet been found. Additional exploration and in-fill drilling is planned to both expand and upgrade the current copper resources of the project prepared under NI 43-101 subject to financing and the lift of COVID-19 related restrictions in Nevada.

b. MacArthur Deposit, Nevada

Acquisition and Staking of Mineral Claims

The MacArthur Deposit consists of 897 unpatented lode claims totaling approximately 18,533 acres on lands administered by the BLM. A significant number of the claims were held by means of a mineral lease with an option to purchase, executed with North Exploration LLC ("North") on August 27, 2005, and subsequently amended. The option was exercised and the final payment of $212,000 plus interest to North was made on February 10, 2015. Quaterra's purchase is subject to a 2% NSR royalty, 1% of which may be purchased for $1,000,000, leaving a perpetual 1% NSR. The agreement with North is in good standing.

Expenditures to Date

Acquisition and exploration costs incurred by the Company for the MacArthur Deposit to December 31, 2019 were $18.504 million (2018 - $18.218 million) net of option payments made by Freeport Nevada.

Location, Access and Infrastructure

The MacArthur Deposit is located near the geographic center of Lyon County, Nevada, USA, along the northeastern flank of the Singatse Range approximately seven miles northwest of the town of Yerington, Nevada. The project is accessible from Yerington by approximately five miles of paved roads and two miles of maintained gravel road. A 100-foot wide gravel haul road that accessed the MacArthur open pit copper mine during the 1990s leads 3.5 miles south to the Yerington Mine Site. Beyond the MacArthur Deposit pit area are several existing historic two-track dirt roads that provide access throughout the property. Topographic coverage is on US Geological Survey "Mason Butte" and "Lincoln Flat" 7.5' topographic quadrangles. The nearest major city is Reno, Nevada approximately 80 miles to the northwest.  The following maps provide information on the location of the MacArthur Deposit.

History

Prior to 1989, the MacArthur Deposit was explored and drilled by several operators who have contributed to the current database of more than 740 holes totaling approximately 282,000 feet. During the early 1970s, The Anaconda Company ("Anaconda") conducted an extensive trenching and rotary drilling program consisting of more than 280 rotary holes totaling approximately 56,000 feet over and adjacent to the present day MacArthur Deposit pit.

Arimetco purchased the property in 1989 and mined a total of six million tons at an estimated grade of 0.36 % total copper using open pit methods from the MacArthur Deposit in the period of 1995 to 1998. Due to financial difficulties resulting primarily from the low price of copper, Arimetco sought protection under Chapter 11 of the U.S. bankruptcy Code in January 1997 and suspended all operations in 2000. After Arimetco's departure, the mining claims over the deposit were allowed to lapse.

Quaterra acquired the MacArthur Deposit in August 2005. The acquisition was motivated by Quaterra's belief in the potential of the property to host an oxide copper deposit capable of sustaining a large run-of-mine heap leach operation using a solution extraction/electrowinning (SXEW) process for low cost production. The Company initiated exploration drilling in April 2007 and by November 2011, completed a total of 204,700 feet of drilling in 401 holes on the property. The drilling program has defined a widespread blanket of acid soluble copper oxide and chalcocite mineralization above primary copper mineralization that is believed to be the fringe or top of a major copper porphyry system.

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

At the MacArthur Deposit, the older granodiorite underlies most of the northern and western parts of the Company's claim block. Along the east part of the claim, block quartz monzonite is dominant and underlies the MacArthur Deposit pit. In bench walls at the MacArthur Deposit pit, the quartz monzonite hosts conspicuous light brown limonite alteration banding (averaging 4 to 6 per foot) sub-parallel to the steeply north dipping, west-northwest trending quartz porphyry dikes.

Quartz porphyry dikes that host a large portion of the primary copper mineralization at Anaconda's Yerington mine are associated with all copper occurrences in the district. The porphyry dikes at the MacArthur Deposit are classified by dominate mafic minerals into quartz biotite porphyry and quartz hornblende porphyry, each subdivided further based on composition and alteration. Dikes contain feldspar crystals and either hornblende or biotite crystals set in an aphanitic matrix. The structures are typically ridge-formers with widths to 50 feet, dip steeply to the north, and follow a penetrative north-northwest (S60°E to S80°E) structural fabric. Narrow (<10 feet) fine grained, post porphyry andesite dikes follow the same NNW structural fabric.

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

Both copper oxide and chalcocite mineralization occur over approximately 9,000 feet east-west by 4,500 feet north-south. Copper oxides are structurally controlled coating fractures, joint surfaces, and developed as green or black "streaks" within shears and faults over several feet. Chalcocite may similarly be seen as grayish "streaks" within shears. Oxide mineralization exhibits a generally flat-lying geometry extending with good continuity 150 feet below surface and less continuously up to 600 feet below surface. Chalcocite mineralization generally occurs as flat-lying zones 50 feet or more in thickness, mixed with or below oxide mineralization.

Primary chalcopyrite mineralization occurs irregularly with chalcocite and as porphyry style disseminations or as veinlets in quartz monzonite associated with potassic alteration below both the oxide and chalcocite mineralization. Quaterra's drilling program in the Gallagher area has delineated a zone of chalcopyrite mineralization that extends over a north-south distance of 2,500 feet. The primary sulfide zone has a defined width of 500 feet and extends to a depth of approximately 650 feet.

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

Drilling on the MacArthur Deposit was suspended through most of 2009 pending receipt of a Plan of Operations ("POO") drilling permit. On October 28, 2009, the Company received the approval of the MacArthur Deposit POO and the BLM Record of Decision with a Finding of No Significant Impact. The POO environmental assessment anticipates a total surface disturbance of 200 acres as a result of drilling activities throughout much of the project area.

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

Three deep holes tested surface IP/resistivity ("IPR") anomalies to the north and northwest of the MacArthur Deposit pit where earlier drill holes intersected ore grade porphyry copper style sulfide mineralization below the low-angle MacArthur Deposit fault zone over a strike length of 1,000 feet. Hole QM-100, located 1,400 feet north of QM-68, intercepted porphyry-style chalcopyrite/biotite-chlorite veining at a depth 1,203 feet that assayed 0.58% copper over a thickness of 65 feet below the shallow-dipping MacArthur fault zone. QM-109, spotted on an IPR anomaly, failed to reach projected depth due to fractured, caving ground while QM-99 intersected massive pyrite impregnated breccia and scattered zones of secondary biotite and chlorite alteration; common elements of a porphyry system.

A total of 81,650 feet was drilled in 153 holes including 69,890 feet in 147 RC holes and 11,760 feet in 6 core holes during the 2011 drilling program. The program had the twin goals of enlarging and upgrading the status of the inferred resources through step-out and infill drilling and exploring for primary sulfide mineralization related to a copper porphyry system at depth.

The infill program encountered high grades of continuous chalcocite and copper oxide mineralization in zones averaging 40 feet or more in thickness along the western and northern margins of the deposit in the area referred to as the "Ridge Zone". To test the high-angle mineralized structures that form an important component of the acid-soluble copper deposit, the program was completed on 250-foot centers in areas with higher grade potential and encountered some of the highest grades and best intercepts of acid soluble copper mineralization ever drilled on the property. Hole QM-187, drilled 2,000 feet north of the MacArthur Deposit pit, intersected 90 feet of predominantly chalcocite mineralization averaging 1.66% total copper (TCu) starting at a depth of 310 feet. This intercept includes 40 feet assaying 3.49% TCu. Hole QM-180 along the northwestern margin of the zone intercepted 40 feet averaging 1.37% TCu at a depth of 360 feet.

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

Geophysics

Quaterra contracted three surveys at the MacArthur Deposit in 2011 and 2012. A borehole geophysical survey and an IPR survey was carried out by Zonge International ("Zonge") in 2011. A detailed helicopter magnetic survey was flown by Geosolutions Pty. Ltd. ("Geosolutions") in 2012. These surveys supplement previous geophysical work on the MacArthur Deposit that includes: a 2009 IPR survey carried out by Zonge; a 2007 helicopter magnetic survey carried out by EDCON-PRJ; a series of historic aeromagnetic surveys (1966 to 1975) available in analog form from Anaconda's archives; and a series of historic IPR surveys (1963 - 1964) carried out by Kennecott Exploration Company ("Kennecott"), Bear Creek Mining Company and Superior Oil.

The mineralized system at the MacArthur Deposit has an anomalous IP and resistivity response first detected in the Kennecott and Superior Oil IPR surveys in the 1960's. The Quaterra 2009 and 2011 IPR surveys confirmed the reliability of the earlier surveys and further defined the depth extent of the IP anomalies. The 2009 and 2011 Quaterra surveys confirmed that the 1963-64 Kennecott data is of good quality and is useful for mapping anomalous IP zones within the upper 1,000 to 1,200 feet from the surface. Below this depth, the older data cannot effectively resolve the bottom of the IP anomalies nor determine if any of the anomalies extend to great depths.

The 2009 and 2011 data sets show this increased depth of exploration is important. Portions of the IP response are flat lying with limited depth extent. However both the 2009 and 2011 surveys have identified anomalous IP responses with depth extent in excess of 2000 feet and possibly feeder zones of the near surface zones. In 2011, two borehole IP surveys were run that demonstrate Quaterra's ability to explore for deep sulfide responses below the depth of exploration of surface techniques. The modern data maps subtle low resistivity features which are interpreted to be porphyry alteration systems and have identified anomalous IP responses that extend under post-mineral volcanic cover to the north and west of the main MacArthur Deposit system. These buried anomalies are high priority drill targets.

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

At the core storage/logging facility, core is photographed, measured, core recovery calculated, and the rock types, alteration minerals, textural features, structures, veining, and mineralized zones documented. Sample intervals on the first three holes were fixed at five feet. In subsequent drill holes the sample intervals are taken at each of the core runs marked by the driller's blocks. Exceptions are where full recovery occurs in numerous, short core runs in intervals less than about 6 feet, or where the geologists visually selected sample intervals based on rock type or structure. Sample intervals are measured and marked with permanent marker, orange ribbon and aluminum tag that is stapled to the core tray showing the sample number. Where the core sample is coherent a line is drawn with permanent marker along the stick so that it is sawn in half perpendicular to the "grain" in order to get a representative split. The core is stored on pallets to be picked up by the analytical laboratory.

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

American Assay Laboratories located in Sparks, Nevada ("AAL") prepared and assayed samples from the MacArthur Deposit drilling program in 2007. AAL is ISO/IEC 17025 certified and participates in CANMET, PTP MAL certification analyses twice a year and in GEOSTATS, SMA, and IOAG testing twice a year. Core samples from subsequent programs have been prepared and analyzed by ISO17025 compliant ALS Chemex Laboratories in Sparks, Nevada ("ALS Chemex") and Skyline Assayers and Laboratories in Tucson, Arizona ("Skyline").

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

For logging of drilled lithologies, a continuous chip sample is collected in a plastic chip tray over five foot intervals and stored for logging by the project geologists. A 5/16 continuous split of five-foot sample intervals is collected for assaying from 5.2 inch diameter drill holes through a wet splitter mounted on the rig. The samples are placed in sample bags and transported from the drilling rig to the Company's storage facility in Yerington at the end of each 12-hour shift. The samples are then inventoried by Company personnel, dried, placed on pallets, wrapped in plastic and shipped via United Parcel Service to the Skyline laboratory in Tucson, Arizona for sample preparation and assaying. Rejects and pulps are returned to the Yerington facility for archiving.

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

Mineral Resources

Tetra Tech completed an updated independent resource estimate under NI 43-101 for the MacArthur Deposit preliminary economic assessment (the "MacArthur Deposit Resource Estimate") titled "MacArthur Copper Project - Amended NI 43-101 Technical Report Preliminary Economic Assessment, Lyon County, Nevada, USA" and dated January 17, 2014 (effective date May 23, 2012). At a 0.12% cutoff, the tonnage of the measured oxide and chalcocite resource was 71.8 million tons at 0.218% copper containing 313 million lbs. of copper, the indicated oxide and chalcocite resource was 87.3 million tons at 0.208% copper containing 362 million lbs. of copper, and the inferred oxide and chalcocite resource was 243.4 million tons at 0.201% copper containing 979.5 million lbs. of copper.

The MacArthur Deposit's indicated sulfide resource at a 0.15% cutoff is 1.1 million tons averaging 0.292% copper containing 6.4 million pounds of copper and the inferred sulfide resource was 134.9 million tons averaging 0.283% copper containing 764 million lbs. of copper.

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

The Qualified Person for the metallurgical portion of the MacArthur Deposit Resource Estimate is Dr. Richard Jolk of Tetra Tech.

Preliminary Economic Assessment

M3 Engineering & Technology Corp. of Tucson, Arizona ("M3") completed a preliminary economic assessment for the MacArthur Deposit on May 23, 2012 and titled "MacArthur Copper Project - Amended NI 43-101 Technical Report Preliminary Economic Assessment Lyon County, Nevada, USA" (the "MacArthur Deposit PEA"). The MacArthur Deposit PEA was amended and restated on January 27, 2014. The study concluded that the project has potential for development as a large-scale copper oxide heap leach operation that would provide long-term cash flows for a relatively modest capital outlay.

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
•

An after tax net present value ("NPV") of $201.6 million at an 8% discount rate and a base case copper price of $3.48 per pound. (The project breaks even at a copper price of $2.56 per pound until the capital is paid off in 3.1 years. Thereafter, the breakeven is $2.23 per pound.)

•	An after tax internal rate of return ("IRR") of 24.2% with a 3.1-year pay back.

Mine operating costs were provided by Independent Mining Consultants Inc. of Tucson, Arizona ("IMC"), based on an average 41,000 ton per day mine plan.

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

The 2012 PEA identified several areas for potential improvement, including additional metallurgical work and focused resource drilling. In addition, M3's review indicated that it may be more economic to buy sulfuric acid in the market than to build an acid plant to process purchased sulfur. The acid plant represented $65.4 million or 28% of the total pre-production capital costs of $232.7 million in the 2012 PEA.

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

Quaterra has also engaged Independent Mining Consultants ("IMC") of Tucson, Arizona, to update the MacArthur mineral resource estimate by incorporating the results of work completed since the 2012 PEA, re-evaluate the assumptions in the 2012 PEA, and identify additional opportunities to enhance the mine plan.

On October 21, 2019, Quaterra announced the results of sequential copper analysis at MacArthur. Sequential copper analysis ("Seq-Cu") is a semi-quantitative technique to determine the total amount of soluble (leachable) copper present in drill samples. Actual recoverable copper will be a percentage of the soluble amount, and will depend on a number of factors including particle size, permeability and pH of the leach pad. The Seq-Cu is useful in defining the geologic, mineralogic, and metallurgical types and zones of oxidation commonly associated with porphyry-type copper deposits.

The Seq-Cu analysis work was completed by Skyline Assayers & Laboratories, Inc. of Tucson, Arizona. Evaluation of the results has been undertaken by IMC and Process Engineering LLC ("PE") also of Tucson. IMC will incorporate the data into a resource block model and mine plan in order to further de-risk the MacArthur Project and advance the project towards a prefeasibility study.

The Seq-Cu assay work included 298 pulps from reverse circulation and drill core samples from drilling completed from 2008 to 2012. The sequential assay results provide a total copper (% TCu), acid (H2SO4) soluble copper (% asCu), and cyanide soluble (% CNCu) copper values. Copper Solubility (%) is calculated by the equation [(% asCu + % CNCu)/% TCu] x 100. Copper solubility provides an initial indication of how amenable the material is to heap leaching. Metallurgical testing (column leach testing) is required to assess the level of copper recovery that may be achieved in the oxide and transition zones of the deposit.

Pulps were selected to geographically and mineralogically represent the initial phases of the current mine plan. Of the 298 samples, 165 of the samples were taken from the oxide zone and 133 were taken from the transitional (chalcocite, oxide, and minor chalcopyrite) zone. The samples taken from the oxide zone average 74.5% solubility and those from the transitional zone average 79.9% solubility.  The solubility of all of the samples averages 77.1% (please see Table 1 below).  Geographically, samples from the main MacArthur pit area have the highest solubility, averaging 78.6% while those from the northern portion of the deposit average 74.4% solubility (Table 2 below). The accompanying map shows the location of the samples within the deposit area.

Table 1. Solubility of pulps by copper occurrence
Copper Occurrence	# of Samples	%TCu	H2SO4 soluble (%Cu)	CuCN soluble (%Cu)	H2SO4 + CuCN soluble (%Cu)	Solubility (%)
Oxide	165	0.28	0.19	0.02	0.21	74.5
Transitional	133	0.31	0.13	0.12	0.25	79.9
Total	298	0.29	0.16	0.07	0.23	77.1

Table 2. Solubility of pulps by location
Location/Phase	# of Samples	%TCu	H2SO4 soluble (%Cu)	CuCN soluble (%Cu)	H2SO4 + CuCN soluble (%Cu)	Solubility (%)
Main MacArthur Pit	195	0.29	0.18	0.05	0.23	78.6
North Area	103	0.31	0.13	0.10	0.23	74.4
Total	298	0.29	0.16	0.07	0.23	77.1

Quaterra has engaged IMC and PE to further evaluate the results of the Seq-Cu work with respect to the advancement of the MacArthur Project towards prefeasibility. In the near term, the Seq-Cu data will be incorporated into the resource block model to evaluate changes to the mining sequence in order to optimize project economics. As well, a plan for additional drilling will be developed to acquire fresh samples for column test work that will provide further definition of the copper recoverability from heap leaching. The initial column tests will represent areas in the deposit that will be mined during the early years of the mine schedule.

QA/QC for Seq-Cu results

Pulps were prepared from reverse circulation and core drilling from 2008 to 2012 by Skyline Assayers & Laboratories, Inc., an ISO certified assaying/geochemistry facility, in Tucson, Arizona.  During this span, pulps were returned to Quaterra and placed in a secure location. For the sequential copper analysis, Quaterra returned the pulps to Skyline where they were re-blended using their "SP-16" procedure. The samples were then analyzed for total copper and sequential copper using their "SEA-Cu" and "SEA-CuSEQ" procedures, respectively. The "SEA-Cu" procedure has a 0.01% detection limit, while the "SEA-CuSEQ" has a 0.005% detection limit. Skyline used commercially prepared standards that were placed into their sample stream and analyzed multiple duplicates to insure precision of results as a quality control measure. Quaterra has a chain of custody program to ensure sample security during all stages of sample collection, cutting, shipping, and storage.

c. Bear Deposit, Nevada

A portion of the Bear deposit lies on the northeast portion of the Yerington Mine property that was acquired with the SPS purchase of Arimetco's assets from bankruptcy court. In December 2013, Quaterra announced the signing of four option agreements totaling 1,305 acres of private land north and east of the Yerington Mine Site that covers additional portions of the Bear Deposit. In May 2015, the Company entered into an option agreement to acquire a fifth property covering approximately 1,020 acres of additional private land covering a portion of the Bear Deposit. Under the terms of the five option agreements, Quaterra (now SPS) has an exclusive right to acquire these properties with all mineral rights and certain water rights, and to explore these parcels.

The Bear Deposit was discovered in 1961 by Anaconda condemnation drilling in the sulfide tailings disposal area and was further delineated in the 1960s and 1970s. Currently the deposit is open in several directions and has never been consolidated under a single owner. A part of Quaterra's recently acquired acreage was not previously accessible for exploration and is adjacent to the highest grade mineralization discovered during previous exploration of the area.

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

Acquisition and exploration costs incurred by the Company for the Bear Deposit to December 31, 2019 were $1.267 million (2018 - $1.012 million) net of option payments made by Freeport Nevada.

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

Quality assurance and control

Core samples were either sawed or split by SPS personnel in Yerington, Nevada, and shipped to Bureau Veritas Minerals NA - Inspectorate America Corporation ("Bureau Veritas"), an ISO certified assaying/geochemistry facility, in Reno, Nevada for sample preparation. Gold analyses are assayed in Bureau Veritas' lab in Reno using their "FA430" procedure (fire assay with atomic absorption finish) with a 5 ppb Au detection limit. Prepared pulps are shipped to Bureau Veritas' lab in Vancouver, B.C., Canada, for analysis using their "MA 300" procedure for 35 element ICP-ES analysis. Commercially prepared standards and blanks are inserted by SPS at 50-foot intervals to insure precision of results as a quality control measure. SPS has a chain of custody program to ensure sample security during all stages of sample collection, cutting, shipping, and storage.

d. Groundhog copper project, Alaska

The Groundhog copper project is a 54,880-acre property situated in an established copper porphyry belt situated 200 miles southwest of Anchorage, Alaska. It is located on State of Alaska claims covering the northern extension of a 10-kilometer wide north-northeast trending structural zone that hosts a number of porphyry copper-gold prospects, including the large Pebble porphyry copper, gold and molybdenum project, which is approximately three miles south of the Groundhog claim boundary.

Acquisition and Staking of Claims

Quaterra signed a lease agreement dated April 20, 2017, as amended on July 11, 2019, with Chuchuna Minerals Company ("Chuchuna"), an Alaska corporation, giving Quaterra an option to purchase a 90% interest in the Groundhog copper prospect. Quaterra committed to funding $1 million for exploration in the first year of the agreement, and a minimum of $500,000 in each of the following five years. Quaterra can earn its 90% interest in Groundhog by providing a total of $5 million in funding for exploration over six years, and by paying Chuchuna a lump sum of $3 million by the end of the sixth year. Quaterra has no obligation to exercise its option and can terminate the agreement at its discretion annually. Chuchuna will be the operator of the project and will plan, implement and manage exploration field programs as set out in a budget and work plan approved by Quaterra.

If Quaterra exercises its option to acquire 90% of Groundhog, Chuchuna and Quaterra will enter into a joint venture agreement. Chuchuna will retain a 10% interest in the property carried to production, and a net smelter returns (NSR) royalty of 1.75%. Within the first ten years Quaterra may purchase 50% of the NSR royalty by paying Chuchuna $25 million.

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

Property Status

The Groundhog property currently consists of 343 State of Alaska 160-acre claims (54,880 acres or 22,209 hectares) immediately to the northeast (3 miles) of the Pebble porphyry copper-gold deposit. The claims lie within a 78,240-acre prospective area of interest.

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

The Groundhog property was staked by Alaska Earth Sciences Inc. ("AES") in late 2004 and early 2005 consisting of 489 160-acre claims for Greg Ellis, a private investor. Kennecott Exploration (a subsidiary of RioTinto) optioned the Groundhog property from 2009 to 2013 from AES. Kijik Corporation (an Alaskan native corporation) and AES formed Chuchuna Minerals Co. ("Chuchuna") which created a joint venture to explore the Groundhog property in 2016. In April 2017, Quaterra entered into an agreement with Chuchuna to acquire 90% interest in the Groundhog project. More claims were staked in 2019, bringing the total to 343.

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

  Airborne Magnetic Survey (USGS 2001, KEX 2010).
  CSAMT/IP Survey  (AES 2006-7).
  Magnetotelluric Survey  (KEX 2010).
  Reconnaissance IP survey/Dipole-dipole IP Surveys  (KEX 2011, AES 2017).

Exploration and Drilling Results

The objectives of the 2017 reconnaissance drilling program were to determine the source of numerous IP anomalies identified by historic and 2017 surveys and to confirm the prospectiveness of the area for porphyry copper mineralization. Four widely-spaced core holes totaling 4,073 feet - the first ever drilled on the property - were drilled to test induced polarization (IP) anomalies over an area approximately six miles north-south by three miles east-west.

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

Drill results confirm that pyrite is the source of all IP anomalies tested and will be an effective tool for exploring the project's large land position; and that intrusive rocks similar to those at Pebble were intersected in Holes 3 and 4 and extend well into the Groundhog land block. IP surveying to date has defined a large sulfide anomaly(s) open laterally and at depth whose ultimate extent and source will be determined by additional surveys and deeper drilling. Data compilation and analysis will be completed and drill permits secured prior to finalizing further work plans.

Quality assurance and control

Core drilling was contracted to AES which completed four BTW core holes with a Discovery 1 drill rig. Core samples were sawed in half and sealed in heavy plastic bags into two- to three-meter samples by AES personnel. The samples were then sealed into two foot by three foot rice bags and shipped by a commercial air carrier from Nondalton, Alaska, to Anchorage, Alaska. In Anchorage the samples were picked up by AES personnel who then inserted sample blanks from a local rock quarry approximately every tenth sample. The samples were then shipped by Lynden Transport trucks to the ALS USA's Prep Laboratory in Fairbanks, Alaska, where they were crushed, pulverized and split. ALS then shipped a split of the samples to their Reno Nevada analytical lab where they were analyzed by ME-MS41 ultra trace Aqua Regia ICP-MS and Au-AA23 (Au 30g fire assay with AA finish, 0.005 ppm Au detection limit). ALS routinely inserts about 15 duplicate samples, blanks, and standards with each sample shipment.

2019 exploration

During August and September 2019, Geotech of Ontario, Canada, completed a 1,664 line kilometer ZTEM and magnetic survey covering 165 square miles of the Groundhog property. A review of the data resulted in the selection of 19 targets that were ranked using ZTEM responses from similar porphyry systems, including the Pebble Project porphyry copper, gold and molybdenum deposit, which lies about five kilometers to the southwest of Groundhog. Targets were picked along a resistivity slice at 400-meters in depth from a 2D inversion. Eight top-ranked targets were selected that compare favorably in size and intensity to the ZTEM responses of other mineralized systems in Central and North American mining districts. An additional 11 target anomalies were identified that were less similar to other known deposits.

The combined interpretation of all of the geophysical data collected on the Groundhog property to date leads to grouping the ZTEM targets into two areas: the northwest sector associated with the Alpha magnetic anomaly and the southeast sector, an extension of the ZG fault zone area trending northeastward from Pebble. Additional IP and drilling will be required to evaluate these anomalies, but the timing and scope of such programs has yet to be determined. Chuchuna has expanded its land position based on ZTEM results.

A limited geologic reconnaissance program of the strongest ZTEM survey targets did not identify any significant geochemical anomalies, due primarily to thick overburden and scarce outcrop. Traverses in Groundhog Creek and White Rock Creek discovered pyritic, argillically altered crystalline igneous dike rocks of uncertain relationship with the Tertiary cover rocks. Argillically altered and pyritized volcanic rocks and gabbros were also sampled in the northern part of the White Rock Creek Canyon. Geologic work - including an IP line and a shallow drill hole in 2017 at the Alpha anomaly in the northern part of the ZTEM survey area - found areas of strong to pervasive propylitic alteration, with veined and weakly mineralized (anomalous copper to 0.18%, Mo 0.01%, Au 0.8 ppm) basalt/gabbro/pyroxenite.

ZTEM is a geophysical method that measures changes in resistivity. Because IP response (sulfides) are often associated with changes in resistivity related to various alteration types, the large area covered by the ZTEM survey will facilitate interpretation of wide-spaced ground IP lines that could result in the identification of one or more blind sulfide systems.

Future plans

Previous geologic, geochemical, and geophysical studies conducted on the property by a major international mining company, identified a number of large, high priority, magnetic and induced polarization (IP) targets. It is the intention to evaluate these, and other targets identified by more recent work by Chuchuna, by mapping, sampling, additional IP and drilling.

e. Butte Valley, Nevada

On August 22, 2019, the Company entered into an option agreement with North Exploration, LLC, to earn a 100% interest in 600 unpatented mining claims in White Pine County, Nevada, for $600,000 over five years. North Exploration will retain a 2.5% NSR, of which 1% can be purchased for $1,000,000. A further 0.5% NSR can be purchased within the first ten years for $5,000,000.

On December 3, 2019, the Company entered another option agreement with Nevada Select Royalty, Inc., to purchase a 100% interest in 78 unpatented claims associated with the Butte Valley project, for $250,000 over five years. Nevada Select Royalty will retain a 2% NSR, of which 1% can be purchased by Quaterra for $10,000,000.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information in this section is presented in accordance with International Financial Reporting Standards, ("IFRS") as issued by International Accounting Standards Board. The following is a discussion of our financial condition and results of operations for the fiscal years ended December 31 and should be read in conjunction with our consolidated financial statements included in Item 17 of this annual report.

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

The critical judgments that the Company's management has made in the process of applying the Company's accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company's consolidated financial statements are related to the economic recoverability of the mineral properties and the assumption of no material restoration, rehabilitation and environmental exposure.

A.	Operating Results

2019 versus 2018

For the year ended December 31, 2019, the Company incurred a loss of $1.711 million compared to $1.419 million for the year ended December 31, 2018. Significant differences in the comparative amounts were mainly caused by the interest and accretion expenses on convertible notes, the non-cash fair value calculation of share-based compensation, and an unrealized gain (loss) on the marketable securities.

General administrative costs are mainly comprised of salaries, rent, investor relations, insurance, regulatory and general office costs required to maintain a publicly listed company in Canada. The scale and nature of the Company's corporate and administrative activity have remained relatively consistent over the periods presented. The Company engaged a few consulting firms to assist the Company in expanding communications  through focused marketing, distribution and research.

The Company assesses for any indication of impairment at each reporting date or upon a triggering event that may identify impairment of a property's value. The carrying amount of the Company's mineral properties represent mineral property costs net of recoveries and write-downs to date and does not necessarily reflect present or future values.

The fact the Company successfully sold a portion of the water rights associated with the Yerington property for gross proceeds of $6.02 million demonstrated that the potential value of the water rights alone supports the recoverability of the Company's mineral properties in Yerington.

As per the Company's accounting policy, proceeds from the water rights sale are recorded as a reduction of the carrying value of the mineral properties. To date, all mineral claims and option payments have been maintained in good standing; no impairment was recorded for the years ended December 31, 2019, and 2018.

Interest expense was primarily related to the interest on convertible notes, loans to Freeport Nevada and loans due to Dr. Thomas Patton.

The Company holds 1,942,795 common shares of Grande Portage Resources Ltd. The Company recorded an unrealized gain reflecting the changes in the market value of these shares of $9,000 during 2019 and a $130,000 loss for 2018.

In August 2019, $550,000 and CAD 50,000 of the convertible notes were converted into 11,769,230 units consisting of one common share and one share purchase warrant. As a result, a loss resulting from the difference between the market price of the shares issued and the conversion rate was recorded in the statement of income (loss) and comprehensive income (loss).

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

Administration and office are mainly comprised of salaries, rent, insurance and general office expenses in addition to other costs related to operating a publicly listed company in Canada. The scale and nature of the Company's corporate and administrative activity has remained relatively consistent over the periods presented.

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

The Company assesses for any indication of impairment at each reporting date or upon a triggering event that may identify an impairment of a property's value. The carrying amount of the Company's exploration and evaluation assets represent mineral property costs net of recoveries and write-downs to date and does not necessarily reflect present or future values.

The fact the Company successfully sold a portion of the water rights within Yerington property for gross proceeds of $6.02 million demonstrated that the water rights alone support the recoverability of certain of the Company's mineral properties. As per the Company's accounting policy, proceeds from the water rights sale are recorded as a reduction of the carrying value of the related mineral properties. To date all mineral claims and option payments have been maintained in good standing, no impairment was recorded for the years ended December 31, 2018 and 2017.

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

B.	Liquidity and Capital Reserves

The Company is an exploration stage company that has not earned any production revenue. Its operation has been dependent on funding from Freeport Nevada, proceeds from sales of some of its assets in the last few years, and the limited issuance of convertible notes.

The Company had cash and cash equivalents of $1.81 million on December 31, 2019 (2018 - $0.05 million). The increase in cash and cash equivalents of $1.76 million was mainly due to the $5.68 million in proceeds received from the water rights sale, after the cash invested in mineral properties of $1.9 million, spent in operating activities of $1.62 million and financing activities of $0.4 million.

During the year ended December 31, 2019, cash flow used in operating activities was $1.44 million before non-cash items and changes in working capital. The Company's average monthly cash burn rate was $0.12 million, and management expects a similar expenditure range in 2020.

Net cash used in financing activities of $0.4 million consists of the net proceeds received from the private placement closed in January 2019 and the 400,000 stock options exercised. The total proceeds are offset by the loan repayments made in March 2019 to Freeport Nevada and the Company's Chairman, Thomas Patton.

Net cash provided in investing activities reflects the $5.68 million in net proceeds of the water rights sale received in March 2019, partially offset by cash invested in the mineral properties of $1.9 million comprising of property maintenance, pre-feasibility study preparation on MacArthur, the geophysical survey on Groundhog, the acquisition of Butte Valley, and ongoing environmental monitoring at Yerington.

The Company has entered into several mineral property agreements, under which the Company is obliged, at its discretion, to maintain good standing of these mineral properties and meet required work commitments for a combined $1.0 million in 2020.

On December 19, 2019, the Company announced a second water rights sale for $1.88 million expected to close in the second half of 2020. Proceeds from the sale will be used to progress the MacArthur project, assess exploration opportunities and for general corporate purposes.

As of March 26, 2020, the Company has cash and cash equivalents of $1.4 million with no debt except the CAD 0.5 million convertible notes. The expiry date of the convertible notes was extended to August 28, 2020, and can be further extended to February 28, 2021.

With existing working capital and expected proceeds from the second water rights sale, the Company believes it can sustain its operations for the next 12 months.

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

We have had no revenue from mining operations since our inception. Income was generated through management fees on certain properties and interest earned on banker's acceptance investments.

E.	Off- Balance Sheet Arrangements

None.

F.	Tabular Disclosure of Contractual Obligations

The following table outlines our optional obligations at December 31, 2019 and the period such payments are due by:

	Total	1 Year	2-3 Years	4-5 years	> 5 years
Mineral properties (a)	$5,270,000	$833,000	$3,636,000	$751,000	$50,000
	$5,270,000	$833,000	$3,636,000	$751,000	$50,000

(a) Mineral property option payments only without exercising purchase options.

G.	Safe Harbor

The safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, shall apply to forward-looking information provided pursuant to this Item 5.F. Please see "Cautionary Statement Regarding Forward-Looking Information" at the outset of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

The following tables and biographies set forth information about our directors and executive officers:

Name	Age	Positions Held	Period as Director	Jurisdiction of
			or Officer	Residence
Thomas C. Patton	76	Director & Chairman	Since 1998	Washington, U.S.A.

Gerald Prosalendis	63	Director & President &	Since 2016	British Columbia,
		Chief Executive Officer		Canada
Lei Wang	52	Chief Financial Officer	Since 2016	British Columbia,
				Canada
Lawrence Page, Q.C	80	Corporate Secretary	Since 1995	British Columbia,
				Canada
John Kerr	79	Director	Since 1993	British Columbia,
				Canada
LeRoy Wilkes	77	Director	Since 2006	Colorado, U.S.

Terrence Eyton	73	Director	Since 2015	British Columbia,
				Canada

Dr. Thomas Patton, Director & Chairman

Dr. Patton graduated from the University of Washington in 1971 (Ph.D.) and has worked with both junior and senior mining companies. He served as the President and Chief Operating Officer for Western Silver Corporation ("Western Silver") from January 1998 to May 2006. Among his accomplishments at Western Silver were the discovery and delineation of the world-class Peñasquito silver-gold-lead zinc deposit in Zacatecas, Mexico, and the subsequent sale of the company to Glamis Gold Ltd. Prior to joining Western Silver, Dr. Patton held senior positions with Rio Tinto PLC and Kennecott Corporation, where he served as Senior Vice President, Exploration and Business Development. Dr. Patton is a member of the Society of Economic Geologists and the American Institute of Mining & Metallurgical Engineers.

Gerald Prosalendis, Director, President & Chief Executive Officer

Mr. Prosalendis has been an officer or director of a number of publicly traded mining exploration and development companies. He was the Vice President Corporate Development of Western Silver and was involved in the successful sale of that company in 2006 to Glamis Gold Ltd. He was also Vice President Corporate Development of Dia Met Minerals, a member of the team that developed the Ekati diamond mine and was involved in the sale of Dia Met to BHP Billiton in 2001. He has worked with company executives to develop and implement strategic plans; identify opportunities for growth including property acquisitions, M&A activity, joint ventures and partnerships; facilitate corporate financings; and, build companies' profiles in the investment community.

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

Lawrence Page, Q.C., Corporate Secretary

Lawrence Page, Q.C. obtained his law degree from the University of British Columbia in 1964 and was called to the Bar of British Columbia in 1965. He has been admitted to the Bar of Ontario for the purpose of acting as counsel in specified litigation. Mr. Page was awarded the distinction of Queen's Counsel in 1988. Mr. Page practices on his own in Vancouver in the areas of natural resource law and corporate and securities law. He is the principal of Manex Resource Group, which provides administrative, financial, corporate and geological services to a number of public companies in the mineral resource sector, including Quaterra. Mr. Page also serves as a director of the following public companies: Valterra Resource Corporation, Southern Silver Exploration Corp., Equity Metals Corporation and Bravada Gold Corporation.

John R Kerr, Director

John R. Kerr graduated from the University of British Columbia in 1964 with a Bachelor of Applied Science (B.ASc) degree in Geological Engineering. He has participated in the mining industry continuously since graduation as an exploration geologist. Mr. Kerr has gained experience in recognition and identification of mineral potential in a diversified field of geological environments. Mr. Kerr also serves as director of Bravada Gold Corporation, Equity Metals Corporation and Valterra Resource Corporation. He currently operates a geological consulting practice out of Vancouver, B.C., with projects located in all areas of North America.

LeRoy Wilkes, Director

LeRoy Wilkes was President of Washington Group International's mining business unit where he was responsible for the operating and financial performance of the unit's international operations in the coal, metals and industrial minerals markets. He has approximately 40 years of mining experience in the precious metals, coal industrial metals, and base metals mining and processing. Prior to joining the Washington Group International, Mr. Wilkes served as executive vice-president and chief operating officer of Santa Fe Pacific Gold Corporation of Albuquerque, New Mexico from 1988 to 1995. Mr. Wilkes also previously served as executive vice-president of Washington Corporation of Missoula, Montana, responsible for merger and acquisition activities. He earlier served as vice-president and general manager of Kennecott Ridgeway Mining Company of Ridgeway, South Carolina, and director of business development of Anaconda Minerals Co. of Denver, Colorado. He has held management and supervisory positions at surface and underground mines producing molybdenum, copper, limestone, lead silver and zinc. Mr. Wilkes has a degree in mining engineering from the Montana School of Mines. Mr. Wilkes previously served as a director and chairman of the Board of Sabina Gold & Silver Corp.

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

Mr. Eyton is currently retired from active employment.

B.	Compensation

Executive Officers

The following table sets forth the compensation paid to executive officers for the fiscal year ended December 31, 2019.

Name	Salary	Bonus	Securities	Share-Based	All other	Total
	($)	($)	Under Options	Payment	Compensation	($)
			Granted (#)(4)	Under Options
				($)(5)
Thomas C. Patton(1)
CEO	125,000	nil	200,000	7,568	nil	132,568

Lei Wang(2)
Chief Financial	67,827	nil	200,000	7,568	nil	75,396
Officer
Gerald Prosalendis(3)
President and Chief	178,989	nil	400,000	15,137	nil	194,125
Operating Officer

(1)

Dr. Patton received a salary payment of $150,000 per year. He assumed role of President and CEO of the Company in September 2015 and Chairman and CEO in April 14, 2016. In July 2019, he relinquished the role of President and CEO, while remaining Chairman of the company at $100,000 per year.

(2)	Ms. Wang received a salary payment of CAD 90,000 and was appointed as Chief Financial Officer effective January 1, 2016.
(3)

Mr. Prosalendis received a salary payment of CAD$225,000 per year and was appointed as President and Chief Operating Officer effective April 14, 2016. He assumed the role of President and CEO of the company in July 2019 from Dr. Patton at CAD 250,000 per year.

(4)	We granted stock options on June 21, 2019 under our Incentive Stock Option Plan at an exercise price of CAD0.065 per share for a five year term to the executive officers named above.
(5)

The assumptions used to calculate share-based payment for 2019 options were: risk-free interest rate 1.40%, expected share price volatility 103%, expected option life 5 years, forfeiture rate 0%, and expected dividend yield 0%.

Board of Directors

The Company reinstated from July 2015 the Directors' annual fees to non-executive directors as follows:

Independent Directors	CAD10,000

Chairman of the Audit Committee	CAD7,500
Chairman of any other committee	CAD5,000

The following table sets forth the compensation paid to independent directors for the fiscal year ended December 31, 2019.

Name	Fees	Bonus	Securities	Share-Based	All other	Total
	($)	($)	Under Options	Payment Under	Compensation	($)
			Granted (#)(1)	Options ($)(2)
John Kerr
	11,305	nil	200,000	7,568	nil	18,873
SHSE Chair
Terry Eyton
	13,189	nil	200,000	7,568	nil	20,757
Audit Chair
Roy Wilkes
	11,305	nil	200,000	7,568	nil	18,873
CGNC Chair

(1)	The Company granted stock options on June 21, 2019, under our Incentive Stock Option Plan at an exercise price of CAD 0.065 per share for a five-year term to the directors named above.
(2)

The assumptions used to calculate share-based payment for 2019 options were: risk-free interest rate 1.4%, expected share price volatility 103%, expected option life 5 years, forfeiture rate 0%, and expected dividend yield 0%.

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

Thomas Patton: Dr. Patton entered into an amended and restated employment agreement with the Company and its subsidiary, Quaterra Alaska Inc., effective July 1, 2019 for a term of two years. This agreement replaces a prior agreement dated January 1, 2016 and amended on April 14, 2016 and renewed by agreements dated April 14, 2017 and April 14, 2019. Under the employment agreement, Dr. Patton is entitled to receive an annual base salary of $100,000 (previously $150,000). Upon the expiration of one year following the date of the employment agreement and each year thereafter, the Company will review Dr. Patton's salary with a view to its increase, giving consideration to the Company's financial position and the scope of its activities. Dr. Patton may be eligible to participate in future stock option grants. The Company may terminate the employment of Dr. Patton only for breach of the employment agreement or for cause. Dr. Patton is entitled to two months' notice of such discharge. If Dr. Patton becomes disabled and unable to perform his regular duties, he shall be entitled to receive his full salary for two months. Upon a change of control, as defined in the employment agreement, Dr. Patton has the right to terminate the employment agreement and receive an amount of money equal to his annual salary for two years, that amount being $200,000.

Gerald Prosalendis: Mr. Prosalendis entered into an employment agreement with the Company effective July 1, 2019 for a period of two years, whereby Mr. Prosalendis receives an annual salary of CAD$250,000.  This replaces a prior agreement dated April 14, 2016 as renewed on April 14, 2018 whereby Mr. Prosalendis received an annual salary of CAD$225,000. The board of directors will conduct an annual performance review of Mr. Prosalendis which shall include a general performance assessment and possible salary adjustments or bonus payments. Mr. Prosalendis may be eligible to participate in future stock option grants. The Company may terminate the employment of Mr. Prosalendis only for breach of the employment agreement or for cause. Mr. Prosalendis is entitled to two months' notice of such discharge. If Mr. Prosalendis becomes disabled and unable to perform his regular duties, he shall be entitled to receive his full salary for two months. Upon a change of control, as defined in the employment agreement, Mr. Prosalendis has the right to terminate the employment agreement and receive an amount of money equal to his annual salary for two years, that amount being CAD$500,000.

Lei Wang: Effective January 1, 2017, Lei Wang entered into an employment agreement with the Company for a period of one year, whereby Ms. Wang is entitled to an annual salary of CAD$90,000.  The employment agreement has been renewed annually. Upon the expiration of one year following the date of the employment agreement, assuming the term is extended by mutual agreement, and each year thereafter, the Company will review Ms. Wang's salary with a view to its increase, giving consideration to the Company's financial position and the scope of its activities. Ms. Wang may be eligible to participate in future stock option grants. The Company may terminate the employment of Ms. Wang only for breach of the employment agreement or for cause. Ms. Wang is entitled to two months' notice of such discharge. If Ms. Wang becomes disabled and unable to perform her regular duties, she shall be entitled to receive her full salary for two months. Upon a change of control, as defined in the employment agreement, Ms. Wang has the right to terminate the employment agreement and receive an amount of money equal to her annual salary for one year, that amount being CAD$90,000.

Lawrence Page, Q.C.: On July 15, 2019, Mr. Page entered into a consulting agreement with the Company for a period of two years, whereby Mr. Page provides corporate secretarial services to the Company and is entitled to receive an annual fee of CAD$50,000. The consulting agreement replaces a prior agreement dated July 15, 2011 as renewed annually until July 15, 2019. Mr. Page may be eligible to participate in future stock option grants. Upon a change of control, as defined in the agreement, Mr. Page has the right to terminate the agreement and receive an amount of money equal to his annual salary for two years, that amount being CAD$100,000.

Committees

Our Board of Directors has established an Audit Committee and a Corporate, Governance, Nomination and Compensation Committee.

Audit Committee -The Company's Board of Directors has a separately-designated standing audit committee (the "Audit Committee") established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. The members of the Audit Committee are Terrence Eyton, John Kerr and LeRoy Wilkes. The Company's Board of Directors has determined that each of Messrs. Eyton, Kerr and Wilkes are independent (as provided for under Rule 10A-3 of the Securities Exchange Act of 1934, as amended) and are financially literate. The Audit Committee is responsible for assisting directors to meet their responsibilities, providing better communication between directors and external auditors, enhancing the independence of the external auditor, increasing the credibility and objectivity of financial reports, and strengthening the role of the directors, facilitating in-depth discussions among directors, management, and the external auditor. The Audit Committee meets at least four times during a year. A copy of the Audit Committee Charter is available through our website at www.quaterra.com.

Corporate Governance, Nomination and Compensation Committee - The members of the Corporate Governance Nomination Compensation Committee (the "CGNCC") are LeRoy Wilkes, Terrence Eyton and John Kerr all of whom are independent. The Board of Directors has determined that the composition of the CGNCC ensures an objective process for determining compensation of executive officers. The CGNCC meets regularly and considers matters of governance and compensation. The CGNCC may seek the advice of third party independent consultants as may be required in particular circumstances and submits reports to the full Board of Directors on a regular basis.

D.	EMPLOYEES

During the fiscal years ended December 31, 2019, 2018, and 2017, we had direct employees as outlined below:

Company	2019	2018	2017
Quaterra Resources Inc.	3	3	3
Quaterra Alaska Inc.	4	4	5

E.	SHARE OWNERSHIP

All persons listed in subsection 6.B above beneficially own an aggregate of 9,637,417 common shares or 4.43% of our common shares outstanding. Dr. Thomas Patton beneficially owns 7,454,110 or 3.42% of our common shares and he has the right to exercise or redeem various stock options that if fully exercised he will beneficially own 8,804,110 common shares of the Company or 4.02% of our outstanding shares.

Mr. Prosalendis owns 1,187,681 common shares; 769,230 warrants; and 1,650,000 options of the company which if fully exercised will amount to a total beneficial ownership of 3,606,911 shares or 1.66% of the outstanding shares of the Company.

No other director or officer beneficially owns greater than 1% of our common shares.

We grant stock options to directors, officers, employees and consultants who provide services to us, including our subsidiaries, pursuant to our Incentive Stock Option Plan. The purpose of the Incentive Stock Option Plan is to provide increased incentive to contribute to our future success and prosperity, thus enhancing the value of our shares for the benefit of all the shareholders and increasing our ability to attract and retain skilled and motivated individuals in the service of us. Our Incentive Stock Option Plan is a "rolling" plan through which the maximum number of issuable shares underlying options is equal to 10% of our outstanding shares. As of December 31, 2019, there were 14,095,000 options outstanding under the Incentive Stock Option Plan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding each beneficial shareholder holding greater than 5% of Quaterra's common shares as of the date of this annual report. The information is based solely on our review of publicly filed ownership reports and information delivered to us. The number of shares beneficially owned by each person or entity is determined under SEC rules which provide that a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire within 60 days of the date of this annual report through the exercise of any stock option or other right.

Identity of Shareholder	Shares Owned	Percent of Class(1)
Tony Alford	47,170,793(2)	21.67%

(1) Based on 217,215,610 common shares issued and outstanding as at the date of this annual report.

(2) Based solely on a Schedule 13D filed by Tony Alford with the SEC on February 27, 2020.  Includes 7 million share purchase warrants. The Company does not have information regarding significant changes in the shareholder's beneficial holdings during the prior three years.

The Company's major shareholders do not have different voting rights than all other shareholders of the Company.

To the knowledge of the Company, no shareholder currently holds greater than 20% of the outstanding voting rights of the Company. Upon exercise of his 7 million warrants, Tony Alford would hold greater than 20% of the outstanding voting rights, assuming no further shares are issued by the Company, and as such could be considered a control person of the Company.

As of December 31, 2019, approximately 53% of our common shares were held in Canada and approximately 47% of our common shares were held in the U.S., with less than 1% of our common shares held in various other countries.

B.	Related Party Transactions

The Company is party to a service agreement (the "Manex Agreement") with related party Manex Resource Group ("Manex"). These services are provided in the normal course of operations for consideration established and accepted by the Company and Manex. On February 9, 2012, the Company renewed the Manex Agreement with Manex at agreed market rates for a five-year term expired August 31, 2017. The Manex Agreement was amended further on September 1, 2013, March 1, 2014 and January 1, 2015 to reduce the fee for services to a monthly rate of CAD 5,000 with the monthly office lease remaining at CAD 8,000. During the year ended December 31, 2019 the Company was charged$68,819. Effective April 1, 2019, the Company reduced its office space and entered into an agreement with Manex at a monthly rate of CAD 7,500 with a 60-day written notice. Manex is located at the same address as the Company at Suite 1100, 1199 West Hastings Street, Vancouver, British Columbia, V6E 3T5. We believe the terms of the Manex Agreement are similar to that which would be obtainable from an unrelated party.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

Financial Statements

The consolidated statements of financial position of Quaterra Resources Inc. as of December 31, 2019 and 2018 and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows of Quaterra Resources Inc. for the years ended December 31, 2019, 2018 and 2017, as well as the auditors' report thereon, are presented at Item 17 of this annual report.

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

Significant Changes

Except as otherwise disclosed in this annual report, including under Item 5. "Operating and Financial Review and Prospects", there has been no significant change in our financial position since December 31, 2019.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and listing details

Our common shares are listed on the TSX Venture Exchange under the symbol "QTA" and on the OTCQB under the symbol "QTRRF".

B.	Plan of Distribution

Not applicable.

C.	Markets

See subsection 9.A. "Offer and Listing Details" above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Incorporation

We are governed by notice of articles dated May 11, 2017, and articles dated June 21, 2018 (the "Articles"). Our Articles are on file with the Office of the British Columbia Registrar of Companies under Certificate of Incorporation No. BC0446713. Under the provisions of the Business Corporations Act (BC), we have the capacity and the rights, powers, and privileges of an individual of full capacity. There are no restrictions in our Articles on the business that we can carry on or the powers we can exercise.

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

Alteration of Share Rights

Subject to the Business Corporations Act (BC), our Articles provide that an ordinary resolution is required to change the rights of common shares, and must be (a) passed at a general meeting by a simple majority of the voting common shareholders; or (b) consented to in writing by a majority of not less than 2/3 of the voting common shareholders.

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

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4. - "Information on the Company" or elsewhere in this annual report.

D.	Exchange Controls

There currently are no laws, decrees, regulations, or other legislation in Canada that restrict the export or import of capital, or impose foreign exchange controls or affect the remittance of interest, dividends, or other payments to non-resident holders of our common shares, other than the withholding tax requirements described under Subsection E - "Taxation" below. Canada has no system of exchange controls.

There are no limitations imposed by Canadian laws or our Articles on the right of non-resident to hold our common shares, other than as provided by the Investment Canada Act, as amended (the "Act"), as amended by the North American Free Trade Agreement Implementation Act (Canada), and the World Trade Organization (WTO) Agreement Implementation Act. The Act requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a "non-Canadian" of "control of a Canadian business", all as defined in the Act. Generally, the threshold for review will be higher in monetary terms for a member of the WTO or NAFTA.

E.	Taxation

            We encourage you to consult with your own tax advisors about the Canadian and U.S. federal, state, provincial, local, and foreign tax consequences of purchasing, owning, and disposing of our common shares.

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common shares for a shareholder who is not a resident of Canada but is a resident of the United States and who will acquire and hold a corporation's common shares as capital property for the purposes of the Income Tax Act (Canada) (the "Canadian Tax Act"). This summary does not apply to a shareholder who carries on business in Canada through a "permanent establishment" situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder's holding is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Customs & Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof.

This discussion is general only and is not, nor is it intended to provide a detailed analysis of the income tax implications of any particular shareholder's interest. Investors are advised to obtain independent advice from a shareholder's own Canadian and U.S. tax advisors with respect to income tax implications pertinent to their particular circumstances. The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the "Convention").

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

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid up or stated capital of the corporation had increased by reason of the payment of such dividend. The corporation will furnish additional tax information to shareholders in the event of such a dividend. Interest paid or deemed to be paid on the corporation's debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

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

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer's capital gain or capital loss from a disposition of a common share is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. The capital gains net of losses included in income since October 17, 2000 is 50%. The amount by which a shareholder's capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses realized on a disposition of "taxable Canadian property." Common shares of a corporation will constitute the taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition, 25% or more of the issued shares of any class or series in the capital stock of the corporation belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder and persons with whom the shareholder did not deal at arm's length and in certain other circumstances.

The Convention relieves United States residents from liability for Canadian tax on capital gains derived on a disposition of shares, unless: (i) the value of the shares is derived principally from "real property" in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production; (ii) the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he ceased to be resident in Canada; or (iii) the shares formed part of the business property of a "permanent establishment" that the holder has or had in Canada within the 12 months preceding the disposition.

Certain United States Federal Income Tax Consequences

The following is a discussion of material United States federal income tax consequences generally applicable to a U.S. Holder (as defined below) of our common shares. This discussion does not cover any state, local or foreign tax consequences. This discussion is based upon the sections of the Internal Revenue Code of 1986, as amended ("the Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holders

As used herein, a U.S. Holder includes a holder of common shares who is a citizen or resident of the United States, a corporation (or an entity which has elected to be treated as a corporation under Treasury Regulations created or organized in or under the laws of the United States or of any political subdivision thereof, any estate other than a foreign estate (as defined in the Code) or, a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the corporation has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States federal taxable income (see more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the corporation, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Gain or loss may be recognized upon a subsequent sale of other disposition of the foreign currency, including the exchange for U.S. dollars.

Dividends paid on the common shares of a corporation will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from a corporation (unless the corporation qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the corporation. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his/her or its worldwide taxable income. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. Dividends distributed will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of should consult their own tax advisors regarding their individual circumstances.

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

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the our outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of our gross income for such year was derived from certain passive sources, then we would be treated as a "foreign personal holding company." In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent we do not actually distribute such income.

We do not believe we currently have the status of a "foreign personal holding company". However, there can be no assurance that we will not be considered a foreign personal holding company for any future taxable year.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, we potentially could be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Code, depending upon the percentage of our income which is passive, or the percentage of our assets which are held for the purpose of producing passive income. We believe we currently are a PFIC.

The rule governing PFICs can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income", which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. The taxation of a US Holder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion. U.S. Holders should consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of our common shares entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States partnerships, corporations, or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively own 10% or more of the total combined voting power of all classes of our capital stock ("United States Shareholders"), then we would be a "controlled foreign corporation" (CFC). We do not believe we currently are a CFC.

The CFC classification would affect many complex results, one of which is that certain income of a CFC would be subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of a corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the corporation (accumulated only while the shares were held by the United States Shareholder and while the corporation was a CFC attributable to the shares sold or exchanged). If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. The PFIC provisions continue to apply in the case of a PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders.

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

In addition, we file various documents on the Canadian Securities Administrator's System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com as required by applicable Canadian law and stock exchanges.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Effective June 21, 2018, in accordance with the vote of shareholders at the 2018 Annual General Meeting, we adopted a rights plan applicable to our common shares (the "Rights Plan"). This Rights Plan replaced an earlier shareholder rights plan dated June 12, 2013. The Rights Plan will remain in effect until termination of the annual meeting of shareholders in 2021 unless the shareholders vote by ordinary resolution at that meeting to ratify and confirm the Rights Plan.

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

An offeror can avoid that potential by making an offer that either: (i) qualifies as a "Permitted Bid" under the Rights Plan, and therefore meets certain specified conditions (including a minimum deposit period of 105 days) which aim to ensure that all shareholders are treated fairly and equally; or (ii) does not qualify as a "Permitted Bid" but is negotiated with and has been exempted by our Board of Directors from the application of the Rights Plan in light of the opportunity to bargain for agreed terms and conditions to the offer that are believed to be in the best interests of shareholders.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the fiscal year covered by this report. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2019, our disclosure controls and procedures were effective.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") as such term is defined in Rule 13a-15(f) or Rule 15d-15(f) promulgated under the Exchange Act. Management (under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer) assessed the effectiveness of our ICFR as of December 31, 2019, using the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO 2013 framework). Based on this assessment, our management concluded that our ICFR were effective as of December 31, 2019.

This annual report does not include an attestation report of our registered public accounting firm regarding our ICFR. Our management's report was not subject to attestation by our registered independent public accounting firm because we are not an accelerated filer or large accelerated filer and exempt as an Emerging Growth Company.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the fiscal year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee financial expert

Our Board of Directors has determined that Terrence Eyton is an "audit committee financial expert", as defined in Item 16A(b) of Form 20-F, serving on the Audit Committee of the Company as within the criteria prescribed under SEC.

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

The following table shows the aggregate fees billed to us by our independent auditor PricewaterhouseCoopers LLP for 2019 and 2018, in each of the last two fiscal years.

CAD	Year ended December 31,
	2019	2018
Audit Fees	$39,000	$44,500
Audit-Related Fees	Nil	Nil
Tax Fees	Nil	Nil
All Other Fees	-	-

Audit fees are the aggregate fees billed by the Company's independent auditor for the audit of the Company's annual consolidated financial statements, reviews of interim consolidated financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Audit-related fees are fees charged by the Company's independent auditor for assurance and related services that are reasonably related to the performance of the audit or review of financial statements and are not reported under "Audit Fees".

Tax fees are fees for professional services rendered by the Company's independent auditors for tax compliance and tax advice on actual or contemplated transactions.

The Audit Committee recommends to the Board of Directors the external auditor to perform audit, review, and attestation services. The Audit Committee pre-approves all non-audit services provided by our external auditors, and pre-approved the tax fees and the all other fees listed in the table above.

Item 16D.	Exemptions from the listing standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.	Change in Registrant's Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Not applicable.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

ITEM 18.	FINANCIAL STATEMENTS

Not applicable.

ITEM 19.	EXHIBITS

The following documents are filed as exhibits to this annual report on Form 20-F:

Exhibit
Number	Description of Exhibit

1.1	Articles of Quaterra Resources Inc. dated June 21, 2018 (filed herewith)

1.2	Notice of Articles of Quaterra Resources Inc., dated May 11, 2017 (incorporated by reference to Exhibit 1.2 to the Company's Form 20-F (0-55139) filed on March 29, 2018)

2	Shareholder Rights Plan, dated June 21, 2018 (incorporated by reference to Exhibit 99.1 to the Company's Form 6-K (0-55139) filed on June 26, 2018)

4.1

Amended and Restated Service Agreement between Manex Resource Group and Quaterra Resources Inc. dated as of February 9, 2012 as amended September 1, 2013, March 1, 2014 and January 1, 2015 (incorporated by reference to Exhibit 4 to the Company's Form 20-F (0-55139) filed on April 1, 2016).

4.2	Service Agreement between Manex Resource Group and Quaterra Resources Inc. dated April 1, 2019 (incorporated by reference to Exhibit 4.2 to the Company's Form 20-F (0-55139) filed on April 3, 2019)

8	List of Subsidiaries (filed herewith)

12.1	Certification of the principal executive officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)

12.2	Certification of the principal financial officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)

13.1	Certification of the principal executive officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

13.2	Certification of the principal financial officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

(101)	Interactive Data File
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUATERRA RESOURCES INC.

Dated: April 30, 2020	By: /s/ Lei Wang
Lei Wang
Chief Financial Officer

(An Exploration Stage Company)

Consolidated Financial Statements

For the year ended December 31, 2019

(In U.S. Dollars)

Management’s Responsibility for Financial Reporting

The accompanying annual consolidated financial statements of Quaterra Resources Inc. have been prepared by management and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Management acknowledges its responsibility for the preparation and presentation of the annual consolidated financial statements; has established and maintained a system of internal accounting control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, financial information is reliable and accurate, and transactions are properly recorded and executed under management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel, and an organization providing for appropriate delegation of authority and segregation of responsibilities. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance for financial statement preparation and presentation.

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

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the Company’s consolidated financial statements under Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and has expressed its opinion in the independent auditor’s report.

“Gerald Prosalendis” (signed)	“Lei Wang” (signed)
Gerald Prosalendis	Lei Wang
President and Chief Executive Officer	Chief Financial Officer

March 30, 2020
Vancouver, British Columbia, Canada

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Quaterra Resources Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Quaterra Resources Inc. and its subsidiaries (together, the Company) as of December 31, 2019 and 2018, and the related consolidated statements of loss and comprehensive loss, cash flows and changes in equity for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

(signed) PricewaterhouseCoopers LLP

Chartered Professional Accountants

  Vancouver, Canada

  March 30, 2020

We have served as the Company's auditor since 2016.

Quaterra Resources Inc.

Consolidated Statements of Financial Position
(In thousands of U.S. Dollars)

	Note	December 31, 2019	December 31, 2018
Assets

Current assets:
Cash and cash equivalents		$1,812	$47
Other receivables		3	2
Marketable securities	3	165	156
Prepaid and deposit		4	4
		1,984	209
Non-current assets:
Mineral properties	4	28,679	32,533
Reclamation bonds		34	62
		28,713	32,595
Total Assets		$30,697	$32,804

Liabilities
Current liabilities:
Accounts payable and accrued liabilities		$112	$365
Loan payable	5	-	305
Related party loan payable	10(c)	-	210
Convertible notes	6	402	-
Derivative liabilities	7	150	-
		664	880
Non-current liability
Convertible notes		-	721
Derivative liabilities	7	26	572
		26	1,293
Total Liabilities		690	2,173
Shareholders' Equity
Share capital		101,424	100,729
Contributed surplus		19,212	18,820
Deficit		(90,629)	(88,918)
		30,007	30,631
Total Liabilities and Shareholders' Equity		$30,697	$32,804

(See the accompanying notes to the consolidated financial statements)

Approved on behalf of the Board of Directors on March 26, 2020:

/s/ “Thomas Patton”	/s/“Terrence Eyton”
Director	Director

Quaterra Resources Inc.

Consolidated Statements of Loss and Comprehensive Loss

(In thousands of U.S. Dollars, except for shares and per share amounts)

		Year ended December 31,
	Note	2019	2018	2017

General administrative expenses
Consulting		$39	$49	$48
General office		53	74	79
Insurance		63	46	56
Investor relations and corporate development		217	75	104
Professional fees		89	113	120
Rent		123	114	152
Salaries and benefits		823	838	645
Transfer agent and regulatory		66	38	70
Travel		29	50	91
		(1,502)	(1,397)	(1,365)
Fair value gain on derivative liabilities	7	105	358	351
Foreign exchange (loss) gain		(43)	11	(33)
Gain on disposal of assets		-	-	186
Unrealized gain (loss) on marketable securities	3	9	(130)	(31)
Loss on settlement of convertible notes		(13)	-	(100)
Interest expense and other		(150)	(170)	(112)
Share-based compensation	9(a)	(117)	(91)	(169)
		(209)	(22)	92
Loss and comprehensive loss for the year		$(1,711)	$(1,419)	$(1,273)
Loss per share - basic and diluted		$(0.01)	$(0.01)	$(0.01)
Weighted average number of common shares outstanding		208,688,604	200,969,314	199,450,814

(See the accompanying notes to the consolidated financial statements)

Quaterra Resources Inc.

Consolidated Statements of Cash Flows
(In thousands of U.S. Dollars)

	Year ended December 31,
	2019	2018	2017

Operating activities

Net loss for the year	$(1,711)	$(1,419)	$(1,273)
Items not involving cash:
Fair value gain on derivative liabilities	(105)	(358)	(351)
Interest and convertible accretion	260	141	79
Gain on disposal of assets	-	-	(186)
Loss on settlement of convertible notes	13	-	100
Unrealized (gain) loss on marketable securities	(9)	130	31
Share-based compensation	117	91	169
	(1,435)	(1,415)	(1,431)
Changes in non-cash working capital
Other receivable	(1)	1	-
Prepaid and other	-	24	19
Accounts payable and accrued liabilities	(185)	202	(31)
	(1,621)	(1,188)	(1,443)

Financing activities
Shares issued for cash	132	-	-
Convertible notes proceeds	-	973	-
Loan repayment	(311)	(295)	-
Related party loan payable	(218)	210	-
	(397)	888	-

Investing activities
Expenditures on mineral properties	(1,899)	(1,518)	(6,122)
Proceeds from option agreement	-	-	2,393
Net proceeds from water rights sale	5,685	313	-
Reclamation bonds	28	2	(10)
	3,814	(1,203)	(3,739)
Effect of foreign exchange on cash	(31)	(25)	92

Increase (decrease) in cash and cash equivalents	1,765	(1,528)	(5,090)

Cash and cash equivalents, beginning of year	47	1,575	6,665

Cash and cash equivalents, end of year	$1,812	$47	$1,575

Supplemental cash flow information
Exploration expenditures included in accounts payable	$27	$95	$63
Interest paid in cash	$46	$45	$53
Shares issued for interest	$45	$-	$80

(See the accompanying notes to the consolidated financial statements)

Quaterra Resources Inc.

Consolidated Statements of Changes in Equity
(In thousands of U.S. Dollars, except for shares)

	Notes	Number of shares	Share capital	Contributed surplus	Deficit	Total Equity
Balance, December 31, 2016		193,479,416	$100,051	$18,560	$(86,226)	$32,385
Shares issued to settle convertible notes		7,489,898	678	-	-	678
Share-based compensation		-	-	169	-	169
Net loss for the year		-	-	-	(1,273)	(1,273)
Balance, December 31, 2017		200,969,314	100,729	18,729	(87,499)	31,959
Share-based compensation		-	-	91	-	91
Net loss for the year		-	-	-	(1,419)	(1,419)
Balance, December 31, 2018		200,969,314	100,729	18,820	(88,918)	30,631
Shares issued for cash		3,000,000	113	-	-	113
Shares issued to settle convertible notes	6	12,846,296	547	291	-	838
Shares issued for stock options exercised		400,000	35	(16)	-	19
Share-based compensation		-	-	117	-	117
Net loss for the year		-	-	-	(1,711)	(1,711)
Balance, December 31, 2019		217,215,610	$101,424	$19,212	$(90,629)	$30,007

(See the accompanying notes to the consolidated financial statements)

Quaterra Resources Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2019 (In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

1.	NATURE OF OPERATIONS AND LIQUIDITY RISK

Quaterra Resources Inc. (together with its subsidiaries, “Quaterra” or the “Company”) is a copper exploration company working on its mineral properties located in Nevada and Alaska, United States. The Company is incorporated in British Columbia, Canada. Its head office is located at 1100 - 1199 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3T5. The Company’s common shares are listed on the TSX Venture Exchange (“TSXV”) under the symbol “QTA” and trade on the OTCQB Market under the symbol “QTRRF”.

The Company acquires its mineral properties by way of option or lease agreements and defers all acquisition, exploration and evaluation costs related to the properties. The underlying value of the amounts recorded as mineral properties does not reflect current or future values. The Company’s continued existence is dependent upon the economic recoverability of mineral reserves and its ability to acquire new properties and obtain funding to complete exploration activities.

These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As of December 31, 2019, the Company had working capital of $1,320,000, and along with the proceeds from its ongoing water rights sale (note 4(b)), the Company believes that it has sufficient funds to sustain its operations for at least the next 12 months. However, as the impact of the COVID-19 outbreak (note 16) is yet to be fully determined it may have a material impact on the Company’s financial position, results of operations and cash flows in future periods.

2.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared following International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

a)	Basis of presentation and consolidation

These consolidated financial statements have been prepared on a historical cost basis, except for marketable securities and derivative financial liabilities, which are stated at their fair values.

The Company consolidates an entity when it has power over that entity, is exposed, or has rights, to variable returns from its involvement with that entity and can affect those returns through its power over that entity. All material intercompany transactions, balances and expenses are eliminated on consolidation.

These consolidated financial statements incorporate the financial statements of Quaterra and its wholly-owned subsidiaries: Quaterra Alaska Inc., Singatse Peak Services, LLC (“SPS”), and Six Mile Mining Company.

b)	Accounting estimates and judgments

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies, reported amounts and disclosures. Actual results could differ from those estimates.

Judgment is required in assessing whether certain factors would be considered an indicator of impairment. Both internal and external information is considered to determine whether there is an indicator of impairment present and, accordingly, whether impairment testing is required.

Quaterra Resources Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2019 (In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

The critical judgments that have been made that may have a significant impact on the Company’s consolidated financial statements are related to the economic recoverability of its mineral properties, the determination of functional currency, and the assumption that the Company will continue as a going concern.

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

d)	Mineral properties

Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are capitalized on an individual property basis until the property transitions to the development stage, is sold, abandoned, or determined to be impaired. Administration costs and general exploration costs are expensed as incurred.

The Company classifies its mineral properties as exploration and evaluation assets until the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. At this point, the carrying value of the mineral properties is tested for impairment and subsequently transferred to property and equipment. The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors, such as the extent of established mineral reserves, the results of feasibility and technical evaluations, and the status of mineral leases or permits.

Proceeds from the sale of properties, property water rights or cash proceeds received from farm-out option agreements are recorded as a reduction of the related mineral property, with any excess proceeds accounted for in net income (loss).

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, or title may be affected by undetected defects.

e)	Impairment

The Company’s assets are reviewed for the indication of impairment at each reporting date in accordance with IFRS 6 – Exploration for and evaluation of mineral resources. If any such indication exists, an estimate of the recoverable amount of the asset is undertaken, being the higher of an asset’s fair value less costs of disposal and its value in use. If the asset’s carrying amount exceeds its recoverable amount, an impairment loss is recognized in the statement of loss.

Mineral properties are assessed for impairment if (i) the right to explore the area has expired or will expire in the near future with no expectation of renewal; (ii) Substantive expenditure on further exploration for and evaluation of mineral resources in the area is neither planned nor budgeted; (iii) No commercially viable deposits have been discovered, and the decision had been made to discontinue exploration in the area; and (iv) Sufficient work has been performed to indicate that the carrying amount of the expenditure carried as an asset will not be fully recovered.

Quaterra Resources Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2019 (In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that this does not exceed the original carrying amount that if no impairment loss had been recognized.

f)	Share-based compensation

The fair value of stock options granted to directors, officers, employees and consultants is calculated using the Black Scholes option pricing model and is expensed over the vesting periods. If and when the stock options are exercised, the value attributable to the stock options is transferred to share capital.

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

Financial instruments are recognized in the statement of financial position when the Company becomes a party to a contractual obligation. At initial recognition, the Company classifies and measures its financial instruments as one of the following:

•	at amortized cost, if they are held to collect contractual cash flows which solely represent payments of principal and interest;
•	at fair value, through other comprehensive income (“FVOCI”) if they are held to both collect contractual cash flows and to sell where those cash flows represent payments of principal and interest solely;
•	otherwise, they are classified at fair value through profit or loss (“FVPL”).

Financial assets are classified and measured at fair value with subsequent changes in fair value recognized in either profit and loss as they arise unless restrictive criteria are met for classifying and measuring the asset at either amortized cost or FVOCI. Financial liabilities are measured at amortized costs unless they are elected to be or required to be measured at fair value through profit and loss.

Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred, and the Company has transferred all risks and rewards of ownership. Financial liabilities are derecognized when the obligations specified in the contract are discharged, cancelled, or expire.

At each reporting date, the Company uses the expected credit losses model to assess the impairment of its financial assets measured at amortized cost. The model represents possible outcomes and focuses on the risk of default rather than an actual occurrence. If there has been a significant increase in credit risk, an allowance would be recognized in the statement of loss.

The Company’s accounts payable approximate fair value due to their short-term nature. The marketable securities are a Level 1 fair value measurement; the derivative warrants are a Level 2 fair value measurement.

The convertible note is classified as a liability at amortized cost with the conversion feature classified as a derivative liability. The debt liability was initially recorded at fair value and is subsequently measured at amortized cost using the effective interest rate method and will be accreted to the face value over the term of the convertible debenture.

Quaterra Resources Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2019 (In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

i)	Provisions

Provisions are recognized when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. The Company had no material provisions on December 31, 2019, and 2018.

j)	Earnings (loss) per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings per share is calculated presuming the exercise of in the money outstanding options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the year. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

k)	Income tax

Income tax comprises current and deferred tax. Income tax is recognized in net loss, except to the extent it is related to items recognized directly in equity or other comprehensive loss.

Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted by the reporting date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that their recovery is probable.

Quaterra Resources Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2019 (In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

3.	MARKETABLE SECURITIES

The Company held 1,942,795 common shares of Grande Portage Resources Ltd. as a result of the sale of the Company’s 35% interest in the Herbert Gold project on July 29, 2016.

During 2019, a $9,000 gain (2018 - $130,000 loss) was recognized in the profit and loss with a fair value of $165,000 as of December 31, 2019 (2018 - $156,000).

4.	MINERAL PROPERTIES

The Company owns a 100% interest in the MacArthur and Yerington properties and has an option to earn a 100% interest in the Bear, Wassuk, and Butte Valley properties in Nevada, as well as a 90% interest in the Groundhog property in Alaska.

Total mineral property maintenance and exploration costs are listed in the table below:

(In thousands of U.S. Dollars)	MacArthur	Yerington		Bear	Wassuk	Groundhog	Butte Valley	Total
Balance, December 31, 2016	$ 17,537	$9,400	$	- $	660	$-	$-	$ 27,597
Add tions :
Property maintenance	151	160		895	252	126	-	1,584
Geological & mapping	47	639		-	6	412	-	1,104
Geophysical & survey	34	240		95	1	525	-	895
Assay & labs	42	104		-	85	-	-	231
Drilling	300	1,393		4	-	200	-	1,897
Other	-	131		1	-	248	-	380
	574	2,667		995	344	1,511	-	6,091
Option payments	(223)	(1,495)		(675)	-	-	-	(2,393)
Balance, December 31, 2017	17,888	10,572		320	1,004	1,511	-	31,295
Property maintenance	150	52		692	101	40	-	1,035
Geological & mapping	66	45		-		10	-	121
Geophysical & survey	113	13		-		12	-	138
Environmental		196		-		6	-	202
Other	1	13		-		41	-	55
Technical consultant		-		-		-	-	-
	330	319		692	101	109	-	1,551
Proceeds from water rights sale	-	(313)		-	-	-	-	(313)
Balance, December 31, 2018	18,218	10,578		1,012	1,105	1,620	-	32,533
Property maintenance	159	90		238	110	64	168	829
Geological & mapping	17	-		17	-	65	-	99
Geophysical & survey	-	-		-	-	368	18	386
Assay & labs	-	-		-	-	5	-	5
Environmental	-	189		-	-	-	-	189
Field support & overhead	-	15		-	-	178	-	193
Technical study	110	-		-	-	20	-	130
	286	294		255	110	700	186	1,831
Proceeds from water rights sale	-	(5,685)		-	-	-		(5,685)
Balance, December 31, 2019	18,504	5,187		1,267	1,215	2,320	186	28,679

Quaterra Resources Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2019 (In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

On June 12, 2014, the Company entered a Membership Interest Option Agreement (the “Option Agreement”) with Freeport-McMoRan Nevada LLC (“Freeport Nevada”) whereby Freeport Nevada could earn an initial 55% interest in SPS, which owns the Company’s Nevada properties, by funding a total of $40,750,000. On September 11, 2017, Freeport Nevada terminated the Option Agreement after having funded $14,540,000.

Since September 2017, salaries and benefits related to technical employees have been expensed in the statement of profit and loss instead of capitalized in mineral properties when Freeport Nevada was funding SPS, resulting in a higher salary expense for both 2019 and 2018 years.

a)	MacArthur, Nevada

The Company earned its 100% interest in the MacArthur property by having paid $2,200,000 over ten years. The property is subject to a 2% net smelter return royalty (“NSR”), which may be reduced to a 1% NSR royalty for a consideration of $1,000,000.

b)	Yerington, Nevada

The Company acquired a 100% interest in the Yerington property from the Arimetco bankruptcy proceeding in April 2011 for $500,000 cash and 250,000 common shares. The property has a 2% NSR royalty capped at $7,500,000 payable following commencement of commercial production.

On September 17, 2018, the Company announced a purchase and sale agreement to sell certain primary groundwater rights associated with its Yerington property to Desert Pearl Farms LLC (“Desert Pearl”), a local company involved in agriculture in the Yerington district, Nevada, for $6,260,000. The Company closed the sale on March 3, 2019, for a final value of $6,020,000 after adjusting for a small correction to one of the original permits. Total net proceeds of $5,685,000 and $313,000 were recognized as a reduction in the carrying value of the Yerington property in 2019 and 2018, respectively.

On December 19, 2019, the Company announced two separate purchase and sale agreements to sell certain primary ground water rights to Desert Pearl and Desert Hills Dairy, LLC for $1,880,000, subject to relevant governmental approval.

c)	Bear, Nevada

The Company has five option agreements, entered from March 2013 to May 2015, to acquire a 100% interest in private land in Yerington, Nevada, known as the Bear deposit. Under the terms of these option agreements, as amended, the Company is required to make approximately $5,423,290 in cash payments ($4,643,290 paid) to maintain the exclusive right to purchase the land, mineral rights and certain water rights and to conduct mineral exploration on these properties.

Aggregate payments to maintaining the five option agreements by year are as follows:

   • $1,458,774 March 20, 2013 to December 31, 2015 (paid);

   • $1,363,258 due in 2016 (paid);

   • $895,258 due in 2017 (paid);

   • $688,000 due in 2018 (paid);

   • $238,000 due in 2019 (paid);

   • $193,000 each due in 2020, 2021 and 2022, respectively; and

   • $201,000 due in 2023

Quaterra Resources Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2019 (In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

d)	Wassuk, Nevada

The Company has an option, as amended, to earn a 100% interest in certain unpatented mining claims in Lyon County, Nevada, over ten years and is required to make $1,515,000 in cash payments ($955,000 paid) and incur a work commitment of $300,000 ($92,112 incurred) by August 1, 2021. The remaining option balance is due on each anniversary August 1, 2020, and 2021 in the amounts of $60,000 and $500,000, respectively.

The property is subject to a 3% NSR royalty upon commencing commercial production, which can be reduced to a 2% NSR royalty in consideration for $1,500,000.

e)	Groundhog, Alaska

On April 25, 2017, the Company announced it signed a five-year lease agreement, amended to six years, with Chuchuna Minerals Company (“Chuchuna”) to earn a 90% interest in the Groundhog copper prospect, located 200 miles southwest of Anchorage, Alaska. To earn the 90% interest, the Company is required to fund a total of $5,000,000 ($2,320,000 funded) of exploration expenditure and to make a lump sum payment to Chuchuna of $3,000,000 by the end of the sixth year.

The Company is required to fund a minimum of $500,000 each year with excessive funding in any one year carried forward to the following year. The Company has met the annual work commitments and can terminate the agreement at its discretion.

f)	Butte Valley, Nevada

On August 22, 2019, the Company entered into an option agreement with North Exploration, LLC, to earn a 100% interest in 600 unpatented mining claims in White Pine County, Nevada, for $600,000 over five years. North Exploration will retain a 2.5% NSR, of which 1% can be purchased for $1,000,000. A further 0.5% NSR can be purchased within the first ten years for $5,000,000.

On December 3, 2019, the Company entered another option agreement with Nevada Select Royalty, Inc., to purchase a 100% interest in 78 unpatented claims associated with the Butte Valley project, for $250,000 over five years. Nevada Select Royalty will retain a 2% NSR, of which 1% can be purchased by Quaterra for $10,000,000.

Aggregate payments to maintaining the two option agreements by year are as follows:

   • $20,000 due 2019 (paid);

   • $80,000 due in 2020;

   • $100,000 due in 2021;

   • $150,000 due in 2022; and

   • $250,000 each due in 2023 and 2024.

5.	LOAN PAYABLE

On May 8, 2015, the Company entered into a $500,000 secured note (the “Loan”) with Freeport Nevada to facilitate a real property interest acquisition within the Bear deposit area.

The Loan bore an annual interest rate of 5%, compound daily, and was due 180 days following the termination notice of the Option Agreement.

Quaterra Resources Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2019 (In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

The loan was extended and partially repaid in 2018, and as of September 6, 2018, the remaining amount of $295,467 was agreed to mature on March 6, 2019, with an annual interest rate of 10%, compound daily.

The Company recorded $5,559 in interest expense during the year ended December 31, 2019, and fully repaid $310,700 of principal and interest to Freeport Nevada on March 6, 2019.

6.	CONVERTIBLE NOTES

On August 28, 2018, and September 20, 2018, the Company completed non-brokered private placements in tranches by way of convertible debentures for gross proceeds of $550,000 and Canadian dollars (“CAD”) CAD 550,000 each. The convertible debentures bear simple interest at a rate of 10% per annum, payable in arrears, and mature 18 months from the closing date. Interest may be paid in cash or shares at the option of the noteholders, subject to regulatory approvals in the case of share payments.

The principal amount is convertible into units of the Company at $0.05 or CAD 0.065 per unit in the first 12 months, and $0.075 or CAD 0.10 thereafter until the maturity date, subject to acceleration provisions. Each unit is to consist of one common share and one warrant of the Company. Each warrant is to entitle the holder to purchase one common share of the Company at $0.05 or CAD 0.065 per share, expiring August 28, 2022 and September 20, 2022. The convertible notes are secured against the assets of the Company.

The Company evaluated the convertible debentures and determined the conversion feature is a derivative liability based on the fact the conversion into units could result in a variable number of shares to be issued.

The derivative liability is fair valued at each reporting period. The debt component was measured at fair valued at the time of issue and then accounted for at amortized cost and accreted to the face value over the life of the convertible notes. As such, the net proceeds were initially allocated as $618,572 to the debt component and $342,535 to the derivative liability.

In August 2019, the USD convertible notes of $550,000 and a portion of the CAD convertible notes in the amount of CAD 50,000 were converted into units at $0.05 and CAD 0.065, comprising 11,769,230 shares and 11,769,230 warrants. Of the interest then due, $44,507 was paid by issuing 1,077,066 common shares and $13,012 interest was paid in cash.

The share capital for the conversion was valued as $547,409, including interest, using the closing stock price of the Company on conversion dates, with the residual amount of $291,000 allocated to the warrants and recognized in contributed surplus.

The remaining principal balance of CAD 500,000 is convertible into units at CAD 0.1 per unit, amended to expire on August 28, 2020. In the event that the Company’s water rights sale (note 4(b)) has not completed by August 28, 2020, the maturity date will be further extended to February 21, 2021. There are no other changes to the term of the convertible notes.

Interest and accretion expense on the convertible notes for the year ended December 31, 2019 was $203,000 (2018 - $102,000).

At inception, the fair value of the convertible note was calculated using the Black-Scholes model with the following assumptions: volatility 99%, expected term 1.5 years, discount rate 1.46%, and dividend yield 0%.

Quaterra Resources Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2019 (In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

(In thousands of U.S. Dollars)	Convertible debenture
Cash received	$973
Transaction costs	(11)
Derivative liability	(343)
Fair value of convertible debt component at date of issue	619
Interest expense and accretion	102
Balance, December 31, 2018	721
Settlement of convertible notes	(522)
Interest payments	(57)
Interest expense and accretion	260
Balance, December 31, 2019	$402

7.	DERIVATIVE LIABILITIES

The Company has certain warrants that are either exercisable in a different currency from the Company’s functional currency, or the number of shares to be issued upon exercise are subject to change. They are classified as derivative liabilities and carried at fair value and revalued at each reporting date.

The conversion of the remaining convertible notes into units could result in a variable number of shares to be issued; the Company also has certain warrants exercisable in a different currency from the Company’s functional currency. The conversion feature and the warrants are classified as derivative liabilities carried at fair value and revalued at each reporting date.

As of December 31, 2019, the derivative liabilities were revalued using the Black Scholes model at weighted average assumptions: volatility 105%, expected term 2.75 years, discount rate 1.69% and a dividend yield of 0%:

Derivative
(In thousands of U.S. Dollars)	liabilities
Balance, December 31, 2017	$587
Derivative related to convertible notes	343
Change in fair value estimates	(358)
Balance, December 31, 2018	572
Change in fair value estimates	(105)
Fair value of warrants issued on conversion	(291)
Balance, December 31, 2019	$176

8.	SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares without par value.

In August 2019, the Company issued 12,846,296 common shares on conversion of certain of the convertible notes (note 6) as settlement of both principal and a portion of the interest accrued.

On January 21, 2019, the Company closed a non-brokered private placement by issuing 3,000,000 common shares at CAD 0.05 per share for gross proceeds of CAD 150,000.

Quaterra Resources Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2019 (In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

9.	SHARE-BASED COMPENSATION

	a)	Stock options

The Company has a stock option plan under which the Company is authorized to grant stock options of up to 10% of the number of common shares issued and outstanding of the Company at any given time.

The following table presents changes in stock options outstanding and exercisable:

	December 31, 2019		December 31, 2018
	Number of	Weighted Average	Number of	Weighted Average
	Options	Exercise Price	Options	Exercise Price
		(CAD)		(CAD)
Outstanding, beginning of year	14,860,000	0.09	16,050,000	0.16
Granted	3,450,000	0.065	2,570,000	0.060
Expired	(3,815,000)	(0.10)	(3,760,000)	0.16
Exercised	(400,000)	(0.06)	-	-
Outstanding, end of year	14,095,000	0.08	14,860,000	0.09
Exercisable, end of year	13,695,000	0.08	14,860,000	0.09

                               The following table summarizes stock options outstanding by expiry dates with an exercise price at the date of recording in Canadian dollars:

	Exercise Price	Number of Options Outstanding
Expiry Date	(CAD$)	December 31, 2019	December 31, 2018
June 25, 2019	0.10	-	2,815,000
December 31, 2019	0.05	-	1,000,000
March 26, 2020	0.05	200,000	200,000
July 16, 2020	0.13	2,380,000	2,380,000
April 14, 2021	0.065	2,795,000	2,995,000
June 23, 2022	0.095	2,900,000	2,900,000
September 20, 2023	0.06	2,370,000	2,570,000
June 21, 2024	0.065	2,950,000	-
August 8, 2024	0.06	500,000	-
		14,095,000	14,860,000

400,000 stock options exercised at CAD 0.05 per share on December 31, 2019, shares were issued on January 3, 2020 due to holiday season.

The Company used the following assumptions in the Black-Scholes option pricing model:

Quaterra Resources Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2019 (In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

	Year ended December 31,
	2019	2018	2017
Weighted average share price	CAD 0.65	CAD 0.05	CAD 0.06
Risk-free interest rate	1.40%	1.32%	0.60%
Expected share price volatility	103%	103%	85%
Expected option life in years	5.0	5.0	5.0
Forfeiture rate	0%	0%	0%
Expected dividend yield	0%	0%	0%

                              Share-based payment expenses were allocated as follows:

	Year ended December 31,
(In thousands of U.S. Dollars)	2019	2018	2017
Consultants	$38	$22	$55
Directors and officers	60	53	88
Employees	19	16	26
	$117	$91	$169

b)	Share purchase warrants

The following table summarizes warrants outstanding as of December 31, 2019 and 2018:

Expiry date		Exercise price	December 31, 2019	December 31, 2018
October 3, 2019		$0.16	-	19,000,000
August 28, 2022		$0.05	11,000,000	-
September 20, 2022	CAD	0.065	769,230	-
			11,769,230	19,000,000

10.	RELATED PARTY TRANSACTIONS

	a)	The Company’s related parties include its directors and officers who are the key management of the Company. The remuneration of directors and officers was as follows, subject to change of control provisions for officers:

	Year ended December 31,
(In thousands of U.S. Dollars)	2019	2018	2017
Salaries	$410	$432	$431
Directors' fees	36	36	36
Share-based payments	60	53	88
	$506	$521	$555

b)	Manex Resource Group (“Manex”) is a private company owned by the Company’s Corporate Secretary, Mr. Lawrence Page. Manex provides the Company with its Vancouver office space and general corporate services at a monthly rate of CAD 8,000 and CAD 5,000, respectively. On April 1, 2019, the Company agreed with Manex on a monthly rate of CAD 7,500 for such services with reduced Vancouver office space. Either party can terminate the agreement at any time with a 60-day written notice.

Quaterra Resources Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2019 (In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

As of December 31, 2019, $nil (2018 – $31,962) was due to Manex and included in the accounts payable and accrued liabilities.

c)

On June 13, 2018, and July 11, 2018, Mr. Thomas Patton, Executive Chairman of the Company, advanced loans of CAD 300,000 and CAD 100,000 to the Company for working capital purposes. These loans were unsecured, bore an interest rate of 10% per annum and were due six months from the date of each advance.

The Company repaid $100,000 (CAD 130,000) to Mr. Patton in August 2018 and repaid the remaining principal and accrued interest totaling CAD 292,134 in March 2019.

11.	SEGMENTED INFORMATION

The Company has one business segment, the exploration of mineral properties. As of December 31, 2019, and 2018, all the Company’s significant non-current assets are located in the United States.

12.	COMMITMENTS

To acquire certain mineral property interests associated with the Bear deposit as per Note 4, the Company must make optional acquisition expenditures to satisfy the terms of existing option agreements, failing which the rights to such mineral properties will revert to the property vendors.

13.	DEFERRED INCOME TAXES

A reconciliation of income tax provision computed at Canadian statutory rates to the reported income tax provision is provided as follows:

	2019	2018	2017
The loss for the year	$(1,711)	$(1,419)	$(1,273)
Canadian statutory tax rate	27%	27%	26%
Income tax benefit computed at statutory rates	(462)	(383)	(331)
Foreign tax rates different from statutory rates	31	14	(32)
Other	2	89	-
The rate difference between current and deferred taxes	-	-	4,317
Foreign exchange gains or losses	55	225	(425)
Permanent differences	5	(43)	(33)
Change in unused tax losses and tax offsets	369	98	(3,496)
	$-	$-	$-

The Company recognizes tax benefits on losses or other deductible amounts generated in countries where it is probable the deferred tax assets will be recovered. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	2019	2018	2017

Non-capital losses	$9,796	$9,405	$9,255
Capital loss	2,257	2,273	2,337
Tax value over book value of mineral properties	3,331	3,335	3,352
Tax value over book value of equipment	12	12	12
Tax value over book value of investments and share issue costs	41	43	16

Unrecognized deductible temporary differences	$15,437	$15,068	$14,972

               The Company’s unused non-capital losses expire as follows:

	Canada	United States
2020 - 2026	$538	$713
2027 - 2037	19,546	20,302
Total	$20,084	$21,015
The Company’s unused capital losses of $16.7 million are available to carry forward indefinitely.

14.	CAPITAL MANAGEMENT

The Company considers its capital to be equity, comprising share capital, reserves and deficit. The Company’s objectives are to ensure sufficient financial flexibility to achieve its ongoing business objectives, including the funding of future growth opportunities, the pursuit of accretive acquisitions, and to maximize shareholder return through enhancing the share value.

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

There was no change in the Company’s approach to capital management during the year ended December 31, 2019. The Company is not subject to any externally imposed capital requirements.

15.	FINANCIAL INSTRUMENT RISKS

The board of directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. Financial instruments consist of cash and cash equivalents, marketable securities, accounts payable and accrued liabilities, convertible notes payable and derivative liabilities.

	a)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting cash flows. Cash is invested in highly liquid investments that are available to discharge obligations when they come due.

	b)	Currency risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company operates in the United States and Canada; it is therefore exposed to currency risk arising from transactions denominated in CAD. Currently, the Company does not have any foreign exchange hedge programs in place and manages its operational CAD requirements through spot purchases in the foreign exchange markets. Based on the magnitude of CAD financial assets and liabilities, the Company does not have material sensitivity to CAD to USD exchange rates.

	c)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company is exposed to the interest rate risk on its liabilities through its outstanding borrowings and the interest earned on cash balances. The Company monitors its exposure to interest rates and maintains an investment policy that focuses primarily on the preservation of capital and liquidity.

	b)	Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk through its cash and cash equivalents. Cash and cash equivalents are held in large Canadian financial institutions that have high credit ratings assigned by international credit rating agencies.

	c)	Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities. The Company has no control over these fluctuations and does not hedge its investments. Marketable securities are adjusted to fair value at each reporting date.

16.	SUBSEQUENT EVENT

In March 2020, the World Health Organization declared a global pandemic related to the virus known as COVID-19. The expected impacts on global commerce are anticipated to be far reaching. To date there have been significant stock market declines and the movement of people and goods has become restricted.

As the Company does not have production activities, the ability to fund ongoing exploration is affected by the availability of financing. Due to market uncertainty the Company may be restricted in its ability to raise additional funding.

The impact of these factors on the Company is not yet determinable; however, they may have a material impact on the Company’s financial position, results of operations and cash flows in future periods. In particular, there may be heightened risk of mineral property impairment or going concern uncertainty.

As required by IFRS, these subsequent conditions have not been reflected in the measurement of our mineral properties as at December 31, 2019.