Form 20-F
period 2020-12-31
QUATERRA RESOURCES INC
filed 2021-04-28
CIK 1339688

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.        218,715,610 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes  [   ]  No [X]

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
Yes  [X]  No  [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "large accelerated filer", "accelerated filer" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]
Emerging growth company [X]

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
Yes  [   ]  No [X]

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

The SEC has adopted final rules, that become effective on February 25, 2019, to replace SEC Industry Guide 7 with new mining disclosure rules under Regulation S-K of the U.S. Securities Act (the "SEC Modernization Rules"). The new rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be substantially similar to international standards. The SEC Modernization Rules are mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021.

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

v

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

The following table sets forth our selected consolidated financial data for the five years ended December 31, 2020 which has been derived from the consolidated financial statements that have been prepared in accordance with IFRS. This information should be read in conjunction with our consolidated financial statements included in Item 17 of this annual report.

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

Some of the Company's directors and officers are directors or officers of other natural resource or mining-related companies and these associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, Quaterra may miss the opportunity to participate in certain transactions, which may have a material, adverse effect on the Company's financial position.

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

The properties may be subject to prior, and in some cases, not fully ascertainable unregistered agreements or transfers, and title may be affected by undetected defects. Title may be based upon interpretation of a country's laws, which may be ambiguous, inconsistently applied and subject to reinterpretation or change.

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

Climate change-related risks may have a negative impact on the Company's operations, financial position and market performance.

Many governments and regulatory bodies have introduced or are contemplating regulatory changes in response to the potential impacts of climate change. These changes may create more stringent regulatory obligations, which may result in increased costs for the Company's operations. Further, these changes could also lead to new and/or more extensive monitoring and reporting requirements.

In addition, the physical risks of the physical climate change, including temperature and precipitation shifts and more frequent and severe extreme weather events, will affect the stability and effectiveness of infrastructure and equipment, environmental protection and site closure practices, and the availability of transportation routes. Climate change may also impact the stability and cost of water and energy supplies.

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

Three Year History

During the three-year period under review, the Company has carried out exploration and development programs at its Yerington, Nevada copper properties; completed a ZTEM survey and filed an independent technical report on its Groundhog copper-gold property in Southwest Alaska; and acquired the Butte Valley porphyry copper-gold prospect in White Pine County, Nevada. Details of relevant agreements and operations are set out hereunder as "Part A - Yerington" and "Part B - Other Properties".

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

On March 3, 2019, the Company closed the water rights sale for a final value of $6.02 million after adjusting for a small correction to one of the original permits. After the sale, the Company retained approximately 6,700 acre-feet per year of primary groundwater permitted for mining on its 51-square-mile Yerington property.

On December 19, 2019, the Company announced SPS had entered into two separate purchase and sale agreements to sell certain further primary ground water rights associated with its Yerington property to Desert Pearl and Desert Hills Dairy, LLC, two unrelated limited liability companies based in Yerington, for $1.88 million. Both sales closed separately in July 2020, with SPS retaining about 6,000 acre-feet per year of primary groundwater permitted for mining. In addition to these primary ground water rights, SPS also has decree, supplemental and storage water rights associated with options it holds on private land over the property's Bear deposit.

On February 24, 2021, the Company announced a purchase and sale agreement to sell certain primary groundwater rights to Desert Pearl for $2.91 million. $1.0 million was received on March 5, 2021.  The balance will be paid when the deal closes later this year. Once the sale has closed, SPS will retain about 5,000 acre-feet per year of primary groundwater permitted for mining.

PART B - OTHER PROPERTIES

Butte Valley, Nevada

On December 10, 2019, the Company announced two option agreements to purchase a 100% interest in the Butte Valley project located in north-central White Pine County, Nevada. The total purchase price for the two options is $850,000 paid in annual tranches over a five-year period ending in 2024 ($100,000 paid to date). A royalty is payable when production begins, which will be 1% if all buy-down options are exercised.

Butte Valley consists of 678 unpatented mining claims, covering an extensive porphyry copper-gold system discovered in the 1960s below approximately 2,000 feet of gravel and a gravity slide block. The property was last explored in 1979. During 2020 the Company has compiled all available historic data, including 15 drill hole logs and assays, several geophysical surveys and a number of geologic reports. Butte Valley fits the Company's acquisition profile and provides an opportunity to acquire a strategic land position in a mining-friendly state on reasonable terms with no onerous long-term financial obligations.

Groundhog, Alaska

On April 25, 2017, the Company announced it had signed a lease agreement with Chuchuna Minerals Company ("Chuchuna"), giving it the option to acquire a 90% interest in the Groundhog copper prospect, a 40,000-acre property, later expanded to 54,880 acres, situated on an established copper porphyry belt 200 miles southwest of Anchorage, Alaska.

Pursuant to the lease agreement, further amended, the Company agreed to fund a minimum of $1.0 million for exploration in 2017 and a minimum of $500,000 in each of the following years (total $2.5 million funded). Quaterra can earn its 90% interest in Groundhog by providing a total of $5 million in funding for exploration over seven years, and by paying Chuchuna a lump sum of $3 million by the end of the final year. The Company has no obligation to exercise its option and can terminate the agreement at its discretion annually.

During 2019, the Company completed a 1,664 line kilometer ZTEM and magnetic survey covering 165 square miles of the Groundhog property. The survey identified 19 targets that are worthy of follow-up. A limited geologic reconnaissance program over the strongest ZTEM anomalies did not identify any significant geochemical anomalies, due primarily to thick overburden and scarce outcrop.

In May 2020, the Company filed an independent technical report on Groundhog which supports its assessment that the property has potential to host copper-gold mineralization similar to the nearby Pebble deposit.

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

On August 29 and September 20, 2018, the Company announced the closing of a non-brokered private placement in tranches by issuing secured convertible debentures for gross proceeds of $550,000 and CAD 550,000. The convertible debentures had a maturity date of 18 months from issuance, and bore a 10% interest rate per annum. Repayment of outstanding principal and interest were secured by a general security interest over the assets of the Company.

The convertible debentures were convertible into units of the Company at a price of $0.05 or CAD 0.065 per unit in the first 12 months, and $0.075 or CAD 0.10 thereafter until the maturity date. Each unit consisted of a common share and a warrant. Each warrant entitling the holder to acquire an additional common share at a price of $0.05 or CAD 0.065 for a period of four years from the closing of the private placement. The convertible debentures were subject to certain acceleration clauses.

In August 2019, Quaterra issued 11,769,230 units pursuant to conversions of convertible debentures having an aggregate principal amount of $550,000 and CAD 50,000.  Quaterra converted the interest portion of $44,507 due on some of the convertible debentures into 1,077,066 shares and paid the remaining $13,012 of interest in cash.

On December 6, 2019, the remaining convertible debenture having a principal amount of CAD 500,000 was extended for six months until August 28, 2020. The convertible debenture was convertible into units at CAD 0.10 per unit, with each unit consisting of a share and a warrant. Each warrant exerciseable to acquire a share at CAD 0.065 until August 28, 2022. Quaterra issued 500,000 shares in July 2020 and an additional 500,000 shares in August 2020 in conversions of CAD 100,000 of such convertible debenture. The remaining principal amount of CAD 400,000 together with interest of CAD 99,233 was repaid in August 2020.

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

SPS owns approximately 5,000 acre-feet/year of primary ground water rights that have senior priority standing. These water rights are specifically permitted for mining and milling and have significant value. Based on the price set at the close of its recent sale of water rights to a large agricultural concern in Yerington, these rights could be valued at about $15 million. In addition to these primary ground water rights, SPS also has decree, supplemental and storage water rights associated with options it holds on private land over the property's Bear deposit.

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

Expenditures to Date

Acquisition and exploration costs incurred by the Company for the Yerington Pit to December 31, 2020 were $3.569 million (2019 - $5.187 million) net of recovery from water rights sales and option payments made by Freeport Nevada.

Location, Access and Infrastructure

The Yerington Mine property is located near the geographic center of Lyon County, Nevada, USA, along the eastern flank of the Singatse Range. The property centers on the historical Anaconda open pit mine, flanked on the west by Weed Heights, Nevada (a small private community; the original company town of Anaconda) and on the east by the town of Yerington, Nevada. The property is easily accessed from Yerington by a network of paved roads that were used as principal transportation and access routes during the former operating period of the mine. SPS controls approximately 5,000 acre-feet of groundwater rights and the Yerington Pit contains an estimated 45,000 acre feet of water. Power is currently on-site and a new substation is being constructed a quarter mile to the South. Nevada Energy operates a 226-Megawatt natural gas fueled power plant within ten miles of the site. Power for future mining operations is expected to be readily available. Topographic coverage is on US Geological Survey "Yerington" and "Mason Butte" 7.5' topographic quadrangles. The nearest major city is Reno, Nevada, approximately 80 miles to the northwest.

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

Of particular note, the ARC-SPS agreement will:

● Further reduce SPS's risks regarding environmental liabilities at the Yerington site associated with past mining prior to SPS's acquisition in 2011. This includes both the former Anaconda mining operations and the former Arimetco area known as OU8, previously an unfunded liability. ARC has agreed to design, build, operate and fund the remedy for the Arimetco portion of the Site as well as to implement a CERCLA-protective remedy for the Site.

● Provide SPS with the opportunity to consolidate its land position at Yerington with the possible conversion of certain BLM mining claims into private land transferred to SPS at nominal cost without attached liability for previous mining activity.

● Dovetail with more comprehensive plans by government agencies to transfer oversight of the Yerington mine site from federal to state jurisdiction under NDEP.

● Assist in creating a simpler path for mine cleanup and development by way of private land ownership and state oversight.

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

The data review and drilling results of the 2011 program clearly indicated that mineralization at Yerington is open to depth and along strike. Many of the historic holes in the pit were stopped in mineralization. Drill hole intercepts along the western edge of the pit are some of the best in the SPS database. Twin hole SP-04, drilled by SPS at the northwest end of the pit, intercepted 524.5 feet averaging 0.35%TCu starting at a depth of 228 feet including 88 feet of 0.69%TCu at a depth of 265 feet. Exploration hole SP-36, located along the south central margin of the pit intercepted 95 feet averaging 0.28% TCu at a depth of 230 feet. Details of the 2011 drilling program are in the NI 43-101 technical report for the Yerington Pit project completed by Tetra Tech, Inc. of Golden, Colorado ("Tetra Tech") in February 2012 (the "Yerington Technical Report").

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

These additional holes are well distributed throughout the deposit and provided infill and extensional information to the previously used data, allowing upgrades in classification, improved grade estimation and a new resource definition.

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

Future Work Plans

Quaterra believes the Yerington Pit project has potential for additional copper resources. Historic and current drilling data indicate that horizontal and vertical limits to the mineralization at the Yerington Pit have not yet been found. Additional exploration and in-fill drilling are planned to both expand and upgrade the current copper resources of the project prepared under NI 43-101 subject to financing and the lift of COVID-19 related restrictions in Nevada.

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

Expenditures to Date

Acquisition and exploration costs incurred by the Company for the MacArthur Deposit to December 31, 2020 were $18.828 million (2019 - $18.504 million) net of option payments made by Freeport Nevada.

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

Quaterra initiated a second phase of RC and deep core drilling in early December 2009. Completed in August 2010, the program tested the northern extension to higher grade acid soluble copper mineralization on 500 foot centers northwest of the pit in-filled on 500 ft centers and an undrilled area west of the pit. In the southern Gallagher area, the program confirmed a band of continuous near surface oxide mineralization ranging in thickness from 15 to 60 feet over a distance of 1,900 feet between holes QM-155 and 156.

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

Following the review and a final evaluation, and depending on the availability of funds, Quaterra intends completing a prefeasibility study in order to further de-risk MacArthur, and add more certainty to its economic potential. Specifically, as part of the prefeasibility study there will be, among others, an investigation of:

● Updating the resource model and optimizing the mine plan.

● Reducing initial capital costs by eliminating the acid plant.

● Ways to improve copper recovery by testing various crush sizes to replace the original plan to use Run-of-Mine (ROM) material. The new metallurgical test work program will help define the ultimate recovery, acid consumption, and leach cycle for ROM and crushed ore as well as optimal leach pad parameters. Bulk leach tests of copper oxide material are included in the test work plan.

● Evaluating the cost-recovery trade-offs of leaching ROM material compared with crushed material.

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

Acquisition and exploration costs incurred by the Company for the Bear Deposit to December 31, 2020 were $1.460 million (2019 - $1.267 million) net of option payments made by Freeport Nevada.

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

Acquisition and Staking of Claims

Quaterra signed a lease agreement dated April 20, 2017, further amended, with Chuchuna Minerals Company ("Chuchuna"), an Alaska corporation, giving Quaterra an option to purchase a 90% interest in the Groundhog copper prospect. Quaterra committed to funding $1 million for exploration in the first year of the agreement, and a minimum of $500,000 in each of the following seven years. Quaterra can earn its 90% interest in Groundhog by providing a total of $5 million in funding for exploration over seven years, and by paying Chuchuna a lump sum of $3 million by the end of the final year. Quaterra has no obligation to exercise its option and can terminate the agreement at its discretion annually. Chuchuna will be the operator of the project and will plan, implement and manage exploration field programs as set out in a budget and work plan approved by Quaterra.

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

Geophysics

Geophysical work undertaken on the property includes the following:

● Airborne Magnetic Survey (USGS 2001, KEX 2010).

● CSAMT/IP Survey  (AES 2006-7).

● Magnetotelluric Survey  (KEX 2010).

● Reconnaissance IP survey/Dipole-dipole IP Surveys  (KEX 2011, AES 2017).

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

2020 exploration

In May 2020 the Company filed an independent technical report on Groundhog which supports its assessment that the property has potential to host copper-gold mineralization similar to the nearby Pebble deposit. The report recommends that continuing exploration efforts should focus on refining targets defined by existing geophysical surveys. Specifically, the ZTEM survey completed in September 2019 should be subjected to additional data processing (3D modeling) and integration with the existing ground-based IP surveys in order to assist in prioritizing potential drill targets.

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

It is anticipated that the extensive data compilation of historic data completed during 2020 will be helpful in attracting a joint venture partner to drill a number of targets identified by this work.

Acquisition and exploration costs incurred by the Company for the Butte Valley to December 31, 2020 were $0.387 million (2019 - $0.186 million).

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information in this section is derived from the Company's consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards, ("IFRS") as issued by International Accounting Standards Board. The following is a discussion of our financial condition and results of operations for the fiscal years ended December 31 and should be read in conjunction with our consolidated financial statements included in Item 17 of this annual report.

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

The critical judgments that the Company's management has made in the process of applying the Company's accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company's consolidated financial statements are related to the economic recoverability of the mineral properties, liquidity risk and the assumption of no material restoration, rehabilitation and environmental exposure.

A.	Operating Results

2020 versus 2019

For the year ended December 31, 2020, the Company incurred a loss of $983,000 compared to $1,711,000 for the prior year. Significant differences in the comparative amounts were mainly caused by the changes in interest and accretion expense on convertible notes, the non-cash share-based compensation, and an unrealized gain (loss) on the marketable securities.

General administrative costs mainly comprise salaries, rent, investor relations, insurance, regulatory and general office costs required to maintain a publicly listed company in Canada. The scale and nature of the Company's corporate and administrative activity have remained relatively consistent over the periods presented.

The Company also spent $167,000 on the preliminary evaluation of several exploration prospects.

Interest expense of $72,000 in 2020 (2019 - $206,000) was primarily related to the convertible notes which were fully settled in 2020.

The Company holds 1,942,795 common shares of Grande Portage Resources Ltd. (trading symbol "GPG" at TSX-V). These shares are revalued at each reporting date based on the market closing price. The Company recorded an unrealized gain of $476,000 in 2020 compared to a $9,000 gain in 2019.

In August 2020, the Company settled CAD 500,000 (2019 - $550,000 and CAD 50,000) of the convertible notes by issuing 1,000,000 units (2019 - 11,769,300 units) and by making a CAD 499,233 cash payment, including interest. Each unit consisted of one common share and one share purchase warrant exercisable at CAD 0.065 until August 28, 2022. A $26,000 loss (2019 - $13,000 loss), resulting from the difference between the market price of the shares issued and the conversion rate, was recorded in the consolidated statements of loss and comprehensive loss.

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

The Company is an exploration stage company that has not earned any production revenue. Its operations have been dependent mainly on proceeds from the sale of water rights in the last few years without diluting shareholders' value.

The Company had cash and cash equivalents of $701,000 on December 31, 2020 (2019 - $1,812,000). The $1,111,000 decrease was mainly due to the $1,411,000 cash invested in mineral properties, $1,181,000 spent on general administration costs and $381,000 to repay the convertible notes, net of $1,868,000 received from the water rights sale announced on December 19, 2019, and closed during 2020.

In 2020, the Company made mineral property option payments and paid all mineral claim fees, focused on the MacArthur pre-feasibility study and Groundhog geophysical survey plus ongoing environmental monitoring at Yerington. The Company is required to pay a combined $753,000 in mineral property options and work commitment in 2021 (Bear $193,000, Wassuk $300,000, Butte Valley $100,000, and Groundhog $160,000), plus mineral claim fees, to maintain its mineral properties in good standing.

During the first quarter of 2020, 500,000 stock options were exercised at CAD 0.05, and after the 2020 year-end, a further 2,310,000 options were exercised at an average price of CAD 0.068 for proceeds of CAD 157,500.

On February 24, 2021, the Company announced a third water rights sale for expected gross proceeds of $2,910,000, of which $1,000,000 was received on March 5, 2021. Proceeds from the sale will be used to advance the MacArthur project and for general corporate purposes.

As of March 29, 2021, the Company has cash and cash equivalents of $1,320,000 and no outstanding debt. With existing working capital and expected additional proceeds from the third water rights sale, the Company believes it can sustain its operations for the next 12 months.

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

None.

F.	Tabular Disclosure of Contractual Obligations

The following table outlines our optional obligations at December 31, 2020 and the period such payments are due by:

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

The following tables and biographies set forth information about our directors and executive officers. On February 1, 2021, Gerald Prosalendis resigned as Director, President and Chief Executive Officer of the Company and Thomas Patton was appointed Interim President and Chief Executive Officer.

Name	Age	Positions Held	Period as Director	Jurisdiction of
			or Officer	Residence
Thomas C. Patton	77	Director & Interim President	Since 1998	Washington, U.S.A.
		& Chief Executive Officer
Lei Wang	53	Chief Financial Officer	Since 2016	British Columbia,
				Canada
Lawrence Page, Q.C	81	Corporate Secretary	Since 1995	British Columbia,
				Canada
John Kerr	80	Director	Since 1993	British Columbia,
				Canada
LeRoy Wilkes	78	Director	Since 2006	Colorado, U.S.

Terrence Eyton	74	Director	Since 2015	British Columbia,
				Canada

Dr. Thomas Patton, Director, Interim President & Chief Executive Officer

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

Mr. Eyton is currently retired from active employment.

B.	Compensation

Executive Officers

The following table sets forth the compensation paid to executive officers for the fiscal year ended December 31, 2020.

Name	Salary	Bonus	Securities	Share-Based	All other	Total
	($)	($)	Under Options	Payment	Compensation	($)
			Granted (#)(4)	Under Options
				($)(5)
Thomas C. Patton(1)
Chairman	100,000	nil	300,000	15,900	nil	115,900

Lei Wang(2)
CFO	67,089	nil	200,000	10,600	nil	77,689

Gerald Prosalendis(3)
President and CEO	186,359	nil	300,000	15,900	nil	202,259

(1)

Dr. Patton received a salary payment of $100,000 per year since July 2019 as Chairman of the Company. He assumed role of President and CEO of the Company in September 2015 and Chairman and CEO in April 14, 2016. In July 2019, he relinquished the role of President and CEO, while remaining Chairman of the company.

(2)	Ms. Wang received a salary payment of CAD 90,000 at an annual USDCAD foreign exchange 1.3415 and was appointed as Chief Financial Officer effective January 1, 2016.
(3)

Mr. Prosalendis received a salary payment of CAD$225,000 per year and was appointed as President and Chief Operating Officer effective April 14, 2016. He assumed the role of President and CEO of the company in July 2019 from Dr. Patton at CAD 250,000 per year at average annual USDCAD exchange rate of 1.3415. Mr. Prosalendis resigned from all of his positions with the Company on February 1, 2021.

(4)	We granted stock options on June 30, 2020 under our Incentive Stock Option Plan at an exercise price of CAD0.08 per share for a five year term to the executive officers named above.
(5)

The assumptions used to calculate share-based payment for 2020 options were: risk-free interest rate 0.36%, expected share price volatility 100%, expected option life 5 years, forfeiture rate 0%, and expected dividend yield 0%.

Board of Directors

The Company reinstated from July 2015 the Directors' annual fees to non-executive directors as follows:

Independent Directors	CAD10,000

Chairman of the Audit Committee	CAD7,500
Chairman of any other committee	CAD5,000

The following table sets forth the compensation paid to independent directors for the fiscal year ended December 31, 2020.

Name	Fees	Bonus	Securities	Share-Based	All other	Total
	($)	($)	Under Options	Payment Under	Compensation	($)
			Granted (#)(1)	Options ($)(2)

John Kerr	11,182	nil	200,000	10,600	nil	21,782
SHSE Chair

Terry Eyton	13,045	nil	200,000	10,600	nil	23,645
Audit Chair

Roy Wilkes	11,182	nil	200,000	10,600	nil	21,782
CGNC Chair

(1)	The Company granted stock options on June 30, 2020, under our Incentive Stock Option Plan at an exercise price of CAD 0.08 per share for a five-year term to the directors named above.
(2)

The assumptions used to calculate share-based payment for 2020 options were: risk-free interest rate 0.36%, expected share price volatility 100%, expected option life 5 years, forfeiture rate 0%, and expected dividend yield 0%.

C.	Board Practices

Term of Office

Our directors are elected annually at our annual general meeting and each officer holds such office for one year, until the next annual general meeting of shareholders, or until replaced by his or her successor.

Employment and Service Contracts

During the most recently completed financial year, four of our executive officers had service contracts in place which provide for benefits upon termination of employment. Gerald Prosalendis resigned as an officer and director of the Company on February 1, 2021, subsequent to the year end.

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

Gerald Prosalendis: Mr. Prosalendis entered into an employment agreement with the Company effective July 1, 2019 for a period of two years, whereby Mr. Prosalendis received an annual salary of CAD$250,000.  This replaced a prior agreement dated April 14, 2016 as renewed on April 14, 2018 whereby Mr. Prosalendis received an annual salary of CAD$225,000. The agreement provided that the board of directors would conduct an annual performance review of Mr. Prosalendis which would include a general performance assessment and possible salary adjustments or bonus payments. Mr. Prosalendis was eligible to participate in future stock option grants. The Company was able to terminate the employment of Mr. Prosalendis only for breach of the employment agreement or for cause. Mr. Prosalendis was entitled to two months' notice of such discharge. If Mr. Prosalendis were to have become disabled and unable to perform his regular duties, he would have been entitled to receive his full salary for two months. Upon a change of control, as defined in the employment agreement, Mr. Prosalendis had the right to terminate the employment agreement and receive an amount of money equal to his annual salary for two years, that amount being CAD$500,000. Mr. Prosalendis resigned from all of his positions with the Company on February 1, 2021.

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

Corporate Governance, Nomination and Compensation Committee - The members of the Corporate Governance Nomination Compensation Committee (the "CGNCC") are LeRoy Wilkes, Terrence Eyton and John Kerr all of whom are independent. The Board of Directors has determined that the composition of the CGNCC ensures an objective process for determining compensation of executive officers. The CGNCC meets regularly and considers matters of governance and compensation. The CGNCC may seek the advice of third party independent consultants as may be required in particular circumstances and submit reports to the full Board of Directors on a regular basis.

D.	EMPLOYEES

During the fiscal years ended December 31, 2020, 2019, and 2018, we had direct employees as outlined below:

E.	SHARE OWNERSHIP

All persons listed in subsection 6.B above beneficially own an aggregate of 8,926,236 common shares or 4.00% of our common shares outstanding. Dr. Thomas Patton beneficially owns 7,704,110 or 3.45% of our common shares and he has the right to exercise or redeem various stock options that if fully exercised he will beneficially own 8,704,110 common shares of the Company or 3.90% of our outstanding shares.

No other director or officer beneficially owns greater than 1% of our common shares.

We grant stock options to directors, officers, employees and consultants who provide services to us, including our subsidiaries, pursuant to our Incentive Stock Option Plan. The purpose of the Incentive Stock Option Plan is to provide increased incentive to contribute to our future success and prosperity, thus enhancing the value of our shares for the benefit of all the shareholders and increasing our ability to attract and retain skilled and motivated individuals in the service of us. Our Incentive Stock Option Plan is a "rolling" plan through which the maximum number of issuable shares underlying options is equal to 10% of our outstanding shares. As of December 31, 2020, there were 14,690,000 options outstanding under the Incentive Stock Option Plan.

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

Identity of Shareholder	Shares Owned	Percent of Class(1)
Tony Alford	35,625,240(2)	15.96%

(1) Based on 223,165,610 common shares issued and outstanding as at April 28, 2021.

(2) Based on Tony Alford’s SEDI filings as at April 27, 2021, Mr. Alford holds his shares both directly and jointly with his spouse. Does not include 7,000,000 share purchase warrants of the Company at an exercise price of $0.05 per share. The Company does not have information regarding significant changes in the shareholder's beneficial holdings during the prior three years.

The Company's major shareholders do not have different voting rights than all other shareholders of the Company.

To the knowledge of the Company, no shareholder currently holds greater than 20% of the outstanding voting rights of the Company.

As of December 31, 2020, approximately 54% of our common shares were held in Canada and approximately 46% of our common shares were held in the U.S., with less than 1% of our common shares held in various other countries.

B.	Related Party Transactions

The Company is party to a service agreement (the "Manex Agreement") with related party Manex Resource Group ("Manex"). These services are provided in the normal course of operations for consideration established and accepted by the Company and Manex. On February 9, 2012, the Company renewed the Manex Agreement with Manex at agreed market rates for a five-year term expired August 31, 2017. The Manex Agreement was amended further on September 1, 2013, March 1, 2014 and January 1, 2015 to reduce the fee for services to a monthly rate of CAD 5,000 with the monthly office lease remaining at CAD 8,000. Effective April 1, 2019, the Company reduced its office space and entered into an agreement with Manex at a monthly rate of CAD 7,500 with a 60-day written notice. During the year ended December 31, 2020 the Company was charged CAD 90,000. Manex is located at the same address as the Company at Suite 1100, 1199 West Hastings Street, Vancouver, British Columbia, V6E 3T5. We believe the terms of the Manex Agreement are similar to that which would be obtainable from an unrelated party.

On June 1, 2019, The Company entered into an investor communication service agreement with Advocate Services Ltd. ("Advocate"), another private company controlled by the Corporate Secretary. The monthly rate was CAD 4,000 for the first three months and CAD 5,000 thereafter. The Company paid CAD 60,000 for such services in 2020. Either party can terminate this service agreement at any time with 30-days written notice.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

Financial Statements

The consolidated statements of financial position of Quaterra Resources Inc. as of December 31, 2020 and 2019 and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows of Quaterra Resources Inc. for the years ended December 31, 2020, 2019 and 2018, as well as the auditors' report thereon, are presented at Item 17 of this annual report.

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

Significant Changes

Except as otherwise disclosed in this annual report, including under Item 5. "Operating and Financial Review and Prospects", there has been no significant change in our financial position since December 31, 2020.

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

Incorporation

We are governed by notice of articles dated February 4, 2021, and articles dated June 21, 2018 (the "Articles"). Our Articles are on file with the Office of the British Columbia Registrar of Companies under Certificate of Incorporation No. BC0446713. Under the provisions of the Business Corporations Act (BC), we have the capacity and the rights, powers, and privileges of an individual of full capacity. There are no restrictions in our Articles on the business that we can carry on or the powers we can exercise.

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

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of our outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of our gross income for such year was derived from certain passive sources, then we would be treated as a "foreign personal holding company." In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent we do not actually distribute such income.

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

Disclosure Controls and Procedures

Our management carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the fiscal year covered by this report. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2020, our disclosure controls and procedures were effective.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") as such term is defined in Rule 13a-15(f) or Rule 15d-15(f) promulgated under the Exchange Act. Management (under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer) assessed the effectiveness of our ICFR as of December 31, 2020, using the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO 2013 framework). Based on this assessment, our management concluded that our ICFR were effective as of December 31, 2020.

This annual report does not include an attestation report of our registered public accounting firm regarding our ICFR. Our management's report was not subject to attestation by our registered independent public accounting firm because we are not an accelerated filer or large accelerated filer and exempt as an Emerging Growth Company.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the fiscal year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The following table shows the aggregate fees billed to us by our independent auditor PricewaterhouseCoopers LLP for 2020 and 2019, in each of the last two fiscal years.

CAD	Year ended December 31,
	2020	2019
Audit Fees	$40,000	$46,500
Audit-Related Fees	Nil	Nil
Tax Fees	Nil	Nil
All Other Fees	-	-

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

Item 16D.	Exemptions from the listing standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.	Change in Registrant's Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Not applicable.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

ITEM 18.	FINANCIAL STATEMENTS

Not applicable.

ITEM 19.	EXHIBITS

The following documents are filed as exhibits to this annual report on Form 20-F:

Exhibit
Number	Description of Exhibit

1.1	Articles of Quaterra Resources Inc. dated June 21, 2018 (incorporated by reference to Exhibit 1.1 to the Company's 20-F (0-55139) filed on April 30, 2020)

1.2	Notice of Articles of Quaterra Resources Inc., dated February 4, 2021 (filed herewith)

2	Shareholder Rights Plan, dated June 21, 2018 (incorporated by reference to Exhibit 99.1 to the Company's Form 6-K (0-55139) filed on June 26, 2018)

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

QUATERRA RESOURCES INC.

Dated: April 28, 2021	By: /s/ Lei Wang
Lei Wang
Chief Financial Officer

(An Exploration Stage Company)

Consolidated Financial Statements

For the year ended December 31, 2020

(In U.S. Dollars)

Management's Responsibility for Financial Reporting

The accompanying annual consolidated financial statements of Quaterra Resources Inc. have been prepared by management and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Management acknowledges its responsibility for the preparation and presentation of the annual consolidated financial statements; has established and maintained a system of internal accounting control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, financial information is reliable and accurate, and transactions are properly recorded and executed under management's authorization. This system includes established policies and procedures, the selection and training of qualified personnel, and an organization providing for appropriate delegation of authority and segregation of responsibilities. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance for financial statement preparation and presentation.

The Board of Directors oversees management's responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management and the independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting and internal control matters before the consolidated financial statements are approved by the Board of Directors and submitted to the Company's shareholders.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the Company's consolidated financial statements under Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and has expressed its opinion in the independent auditor's report.

"Thomas Patton" (signed)	"Lei Wang" (signed)
Thomas Patton	Lei Wang
Executive Chairman and Interim Chief Executive Officer	Chief Financial Officer

March 29, 2021

Vancouver, British Columbia, Canada

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Quaterra Resources Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Quaterra Resources Inc. and its subsidiaries (together, the Company) as of December 31, 2020 and 2019, and the related consolidated statements of loss and comprehensive loss, cash flows and changes in equity for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

March 30, 2021

We have served as the Company's auditor since 2016.

Quaterra Resources Inc.
Consolidated Statements of Financial Position
(In thousands of U.S. Dollars)

	Note	December 31, 2020	December 31, 2019

Assets

Current assets:
Cash and cash equivalents		$701	$1,812
Other receivables		3	3
Marketable securities	3	641	165
Prepaid and deposit		5	4
		1,350	1,984
Non-current assets:
Mineral properties	4	28,236	28,679
Reclamation bonds		34	34
		28,270	28,713
Total Assets		$29,620	$30,697

Liabilities
Current liabilities:
Accounts payable and accrued liabilities		$222	$112
Convertible notes	5	-	402
Derivative liabilities - convertible	6	-	150
		222	664
Non-current liability
Derivative liabilities - warrants	6	51	26
Total Liabilities		273	690

Shareholders' Equity
Share capital		101,553	101,424
Contributed surplus		19,406	19,212
Deficit		(91,612)	(90,629)
		29,347	30,007
Total Liabilities and Shareholders' Equity		$29,620	$30,697

(See the accompanying notes to the consolidated financial statements)

Approved on behalf of the Board of Directors on March 29, 2021:

/s/ “Thomas Patton”	/s/“Terrence Eyton”
Director	Director

Quaterra Resources Inc.
Consolidated Statements of Loss and Comprehensive Loss
(In thousands of U.S. Dollars, except for shares and per share amounts)

		Year ended December 31,
	Note	2020	2019	2018

General administrative expenses
General office		$61	$53	74
Insurance		47	63	46
Investor relations and corporate development		86	217	75
Professional fees		71	102	162
Rent		108	123	114
Salaries and benefits		713	823	838
Transfer agent and regulatory		44	66	38
Travel		13	29	50
		(1,143)	(1,476)	(1,397)

Fair value gain on derivative liabilities	6	90	105	358
Foreign exchange gain (loss)		20	(43)	11
General exploration		(167)	(26)	-
Loss on settlement of convertible notes		(26)	(13)	-
Unrealized gain (loss) on marketable securities	3	476	9	(130)
Interest expense and other		(58)	(150)	(170)
Share-based compensation	8(a)	(175)	(117)	(91)
		160	(235)	(22)

Loss and comprehensive loss for the year		$(983)	$(1,711)	$(1,419)
Loss per share - basic and diluted		$(0.00)	$(0.01)	$(0.01)

Weighted average number of common shares outstanding		218,117,528	208,688,604	200,969,314

(See the accompanying notes to the consolidated financial statements)

Quaterra Resources Inc.
Consolidated Statements of Cash Flows
(In thousands of U.S. Dollars)

	Year ended December 31,
	2020	2019	2018

Operating activities
Net loss for the year	$(983)	$(1,711)	$(1,419)
Items not involving cash:
Fair value gain on derivative liabilities	(90)	(105)	(358)
Loss on settlement of convertible notes	26	13	-
Interest and convertible accretion	72	260	141
Unrealized (gain) loss on marketable securities	(476)	(9)	130
Share-based compensation	175	117	91
	(1,276)	(1,435)	(1,415)
Changes in non-cash working capital
Other receivable	-	(1)	1
Prepaid and deposit	(1)	-	24
Accounts payable and accrued liabilities	96	(185)	202
	(1,181)	(1,621)	(1,188)
Financing activities
Shares issued for cash	19	132	-
Convertible notes	(381)	-	973
Loan	-	(311)	(295)
Related party loan payable	-	(218)	210
	(362)	(397)	888

Investing activities
Expenditures on mineral properties	(1,411)	(1,899)	(1,518)
Net proceeds from water rights sale	1,868	5,685	313
Reclamation bonds	-	28	2
	457	3,814	(1,203)
Effect of foreign exchange on cash	(25)	(31)	(25)

(Decrease) increase in cash and cash equivalents	(1,111)	1,765	(1,528)

Cash and cash equivalents, beginning of year	1,812	47	1,575

Cash and cash equivalents, end of year	$701	$1,812	$47

Supplemental cash flow information	$41
Exploration expenditures included in accounts payable		$27	$95
Interest paid in cash	$76	$46	$45
Shares issued for interest	$-	$45	$-

(See the accompanying notes to the consolidated financial statements)

Quaterra Resources Inc.
Consolidated Statements of Changes in Equity
(In thousands of U.S. Dollars, except for shares)

			Contributed
	Number of shares	Share capital	surplus	Deficit	Total Equity
Balance, December 31, 2017	200,969,314	$100,729	$18,729	$(87,499)	$31,959
Share-based compensation	-	-	91	-	91
Net loss for the year	-	-	-	(1,419)	(1,419)
Balance, December 31, 2018	200,969,314	$100,729	$18,820	$(88,918)	$30,631
Shares issued for cash	3,000,000	113	-	-	113
Shares issued for convertible notes	12,846,296	547	291	-	838
Shares issued for stock options exercised	400,000	35	(16)	-	19
Share-based compensation	-	-	117	-	117
Net loss for the year	-	-	-	(1,711)	(1,711)
Balance, December 31, 2019	217,215,610	$101,424	$19,212	$(90,629)	$30,007
Shares issued for convertible notes	1,000,000	94	35	-	129
Shares issued for stock options exercised	500,000	35	(16)	-	19
Share-based compensation	-	-	175	-	175
Net loss for the year	-	-	-	(983)	(983)
Balance, December 31, 2020	218,715,610	$101,553	$19,406	$(91,612)	$29,347

(See the accompanying notes to the consolidated financial statements)

Quaterra Resources Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 (In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

1. NATURE OF OPERATIONS AND LIQUIDITY RISK

Quaterra Resources Inc. (together with its subsidiaries, "Quaterra" or the "Company") is a copper exploration company working on its mineral properties located in Nevada and Alaska, United States. The Company is incorporated in British Columbia, Canada. Its head office is located at 1100 - 1199 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3T5. The Company's common shares are listed on the TSX Venture Exchange ("TSXV") under the symbol "QTA" and trade on the OTCQB Market under the symbol "QTRRF."

The Company acquires its mineral properties through option or lease agreements and capitalizes all acquisition, exploration and evaluation costs related to the properties. The underlying value of the amounts recorded as mineral properties does not reflect current or future values. The Company's continued existence depends on the economic recoverability of mineral reserves and its ability to acquire new properties and obtain funding to complete exploration activities.

These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. As of December 31, 2020, the Company had a working capital of $1,128,000. Along with the proceeds from its ongoing water rights sale (note 15(a)), the Company believes that it has sufficient funds to sustain its operations for at least the next 12 months.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared following International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").

a) Basis of presentation and consolidation

These consolidated financial statements have been prepared on a historical cost basis, except for marketable securities and derivative financial liabilities, which are stated at their fair values.

The Company consolidates an entity when it has power over that entity, is exposed, or has rights, to variable returns from its involvement with that entity and can affect those returns through its control over that entity.  All material intercompany transactions, balances and expenses are eliminated on consolidation.

These consolidated financial statements incorporate the financial statements of Quaterra and its wholly-owned subsidiaries: Quaterra Alaska Inc., Singatse Peak Services, LLC ("SPS"), and Six Mile Mining Company.

b) Accounting estimates and judgments

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies reported amounts and disclosures. Actual results could differ from those estimates.

Judgment is required in assessing whether certain factors would be considered an indicator of impairment. Both internal and external information is considered to determine whether there is an indicator of impairment present and, accordingly, whether impairment testing is required.

There is no significant estimation uncertainty in relation to estimates included in the Company's financial statements.

Quaterra Resources Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 (In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

c) Translation of foreign currencies

The Company's presentation currency is the U.S. dollar ("$" or "USD"). The functional currency of the Company and its significant subsidiaries is the USD.

In preparing the financial statements, transactions in currencies other than an entity's functional currency ("foreign currencies") are recorded at the rates of exchange prevailing at the dates of the transactions.  At each balance sheet date, monetary assets and liabilities are translated using the period-end foreign exchange rate.  Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction.  All gains and losses on translation of these foreign currency transactions are included in the statement of loss.

d) Mineral properties

Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are capitalized on an individual property basis until the property transitions to the development stage, is sold, abandoned, or determined to be impaired. Administration costs and general exploration costs are expensed as incurred.

The Company classifies its mineral properties as exploration and evaluation assets until the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. At this point, the mineral properties' carrying value is tested for impairment and subsequently transferred to property and equipment. The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors, such as the extent of established mineral reserves, the results of feasibility and technical evaluations, and the status of mineral leases or permits.

Proceeds from the sale of properties, property water rights or cash proceeds received from farm-out option agreements are recorded as a reduction of the related mineral property, with any excess proceeds accounted for in net income (loss).

e) Impairment

The Company's assets are reviewed for the indication of impairment at each reporting date in accordance with IFRS 6 - Exploration for and evaluation of mineral resources. If any such indication exists, an estimate of the recoverable amount of the asset is undertaken, being the higher of an asset's fair value, less costs of disposal and its value in use. If the asset's carrying amount exceeds its recoverable amount, an impairment loss is recognized in the statement of loss.

Impairment indicators are considered to exist if  (i) the right to explore the area has expired or will expire in the near future with no expectation of renewal; (ii) Substantive expenditure on further exploration for and evaluation of mineral resources in the area is neither planned nor budgeted; (iii) No commercially viable deposits have been discovered, and the decision had been made to discontinue exploration in the area; and (iv) Sufficient work has been performed to indicate that the carrying amount of the expenditure carried as an asset will not be fully recovered.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that this does not exceed the original carrying amount that if no impairment loss had been recognized.

Quaterra Resources Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 (In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

f) Share-based compensation

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
  at fair value, through other comprehensive income ("FVOCI") if they are held to both collect contractual cash flows and to sell where those cash flows represent payments of principal and interest solely;
  otherwise, they are classified at fair value through profit or loss ("FVPL").

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

The Company's accounts payable approximate fair value due to their short-term nature. The marketable securities are a Level 1 fair value measurement; the derivative warrants are a Level 2 fair value measurement.

The convertible note is classified as a liability at amortized cost, with the conversion feature classified as a derivative liability. The debt liability was initially recorded at fair value and is subsequently measured at amortized cost using the effective interest rate method and will be accreted to the face value over the term of the convertible debenture.

Quaterra Resources Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 (In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

i) Provisions

Provisions are recognized when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. The Company had no material provisions on December 31, 2020, and 2018.

j) Earnings (loss) per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings per share is calculated, presuming the exercise of in-the-money outstanding options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the year. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

k) Income tax

Income tax comprises current and deferred tax. Income tax is recognized in net loss, except to the extent it is related to items recognized directly in equity or other comprehensive loss.

Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined on a non‐discounted basis using tax rates and laws that have been enacted or substantively enacted by the reporting date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that their recovery is probable.

3. MARKETABLE SECURITIES

At December 31, 2020, the Company held 1,942,795 common shares (2019 - 1,942,795) of Grande Portage Resources Ltd. resulting from the sale of the Company's 35% interest in the Herbert Gold project on July 29, 2016.

During 2020, a $476,000 gain (2019 - $9,000) was recognized in the consolidated statement of loss and comprehensive loss. As of December 31, 2020, the shares had a fair value of $641,000 (2019 - $165,000).

4. MINERAL PROPERTIES

The Company owns a 100% interest in the MacArthur and Yerington properties. It has an option to earn a 100% interest in the Bear, Wassuk, and Butte Valley properties in Nevada and a 90% interest in the Groundhog property in Alaska.

Total mineral property maintenance and exploration costs are listed in the table below:

Quaterra Resources Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 (In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

(In thousands of U.S. Dollars)	MacArthur	Yerington	Bear	Wassuk	Groundhog	Butte Valley	Total
Balance, December 31, 2017	$17,888	$10,572	$320	$1,004	$1,511	$-	$31,295
Property maintenance	150	52	692	101	40	-	1,035
Geological & mapping	66	45	-	-	10	-	121
Geophysical & survey	113	13	-	-	12	-	138
Assay & labs	-		-	-		-	-
Environmental	-	196	-	-	6	-	202
Other	1	13	-	-	41	-	55
Technical consultant	-	-	-	-	-	-	-
	330	319	692	101	109	-	1,551
Proceeds from water rights sale	-	(313)	-	-	-	-	(313)
Balance, December 31, 2018	18,218	10,578	1,012	1,105	1,620	-	32,533
Property maintenance	159	90	238	110	64	168	829
Geological & mapping	17	-	17	-	65	-	99
Geophysical & survey	-	-	-	-	368	18	386
Assay & labs	-	-	-	-	5	-	5
Environmental	-	189	-	-	-	-	189
Field support & overhead	-	15	-	-	178	-	193
Technical study	110	-	-	-	20	-	130
	286	294	255	110	700	186	1,831
Proceeds from water rights sale	-	(5,685)	-	-	-		(5,685)
Balance, December 31, 2019	18,504	5,187	1,267	1,215	2,320	186	28,679
Property maintenance	159	73	193	255	61	201	942
Geological & mapping	4	-	-	-	3	-	7
Geophysical & survey	-	-	-	-	66	-	66
Assay & labs	3	-	-	-	-	-	3
Environmental	-	167	-	-	-	-	167
Overhead and community	-	10	-	-	58	-	68
Technical study	158	-	-	-	14	-	172
	324	250	193	255	202	201	1,425
Proceeds from water rights sale	-	(1,868)	-	-	-	-	(1,868)
Balance, December 31, 2020	18,828	3,569	1,460	1,470	2,522	387	28,236

a) MacArthur, Nevada

The Company earned its 100% interest in the MacArthur property by making payments of $2,200,000 over ten years. The property is subject to a 2% net smelter return royalty ("NSR"), which may be reduced to a 1% NSR royalty for a consideration of $1,000,000.

b) Yerington, Nevada

The Company acquired a 100% interest in the Yerington property from the Arimetco bankruptcy proceeding in April 2011 for $500,000 cash and 250,000 common shares. The property has a 2% NSR royalty capped at $7,500,000 payable following commencement of commercial production.

On December 19, 2019, the Company announced two separate agreements to sell certain primary groundwater rights associated with its Yerington property to Desert Pearl Farms LLC ("Desert Pearl") and Desert Hills Dairy, LLC. In July 2020, the Company closed these water rights sales and received total net proceeds of $1,868,117.

The proceeds were recognized as a reduction in the carrying value of the Yerington property in 2020.

Quaterra Resources Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 (In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

On September 17, 2018, the Company announced the first purchase and sale agreement to sell certain primary groundwater rights associated with its Yerington property to Desert Pearl for $6,260,000. The Company closed the sale on March 3, 2019, for a final value of $6,020,000 after adjusting for a small correction to one of the original permits. Total net proceeds of $5,685,000 and $313,000 were recognized as a reduction in the carrying value of the Yerington property in 2019 and 2018, respectively.

c) Bear, Nevada

The Company has five option agreements, entered from March 2013 to May 2015, to acquire a 100% interest in private land in Yerington, Nevada, known as the Bear deposit. Under the terms of these option agreements, as amended, the Company is required to make approximately $5,423,290 in cash payments over 11 years ($4,836,290 paid) to maintain the exclusive right to purchase the land, mineral rights and certain water rights and to conduct mineral exploration on these properties.

Aggregate payments to maintaining the five option agreements by year are as follows:

  $1,458,774 March 20, 2013 to December 31, 2015 (paid);
  $1,363,258 due in 2016 (paid);
  $895,258 due in 2017 (paid);
  $688,000 due in 2018 (paid);
  $193,000 due in 2020 (paid);
  $193,000 each due in 2021 and 2022;
  $201,000 due in 2023, and
  $50,000 in 2024.

d) Wassuk, Nevada

The Company has an option, as further amended, to earn a 100% interest in certain unpatented mining claims in Lyon County, Nevada, over ten years and is required to make $1,405,000 in cash payments ($1,155,000 paid) and incur a work commitment of $50,000 (nil incurred) by August 1, 2021. The final option payment of $250,000 is due by August 1, 2021.

The property is subject to a 3% NSR royalty upon commencing commercial production, which can be reduced to a 2% NSR royalty in consideration for $1,500,000.

e) Groundhog, Alaska

On April 25, 2017, the Company announced it signed a five-year lease agreement, amended to six years, with Chuchuna Minerals Company ("Chuchuna") to earn a 90% interest in the Groundhog copper prospect, located 200 miles southwest of Anchorage, Alaska. To earn the 90% interest, the Company must fund a total of $5,000,000 ($2,522,000 funded) of exploration expenditure and make a lump sum payment to Chuchuna of $3,000,000 by April 20, 2023.

The Company must fund a minimum of $500,000 each year with excess funding in any one year carried forward. The Company has met the annual work commitments to December 31, 2020.  The Company can terminate the agreement at its discretion.

Quaterra Resources Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 (In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

f) Butte Valley, Nevada

On August 22, 2019, the Company entered into an option agreement with North Exploration, LLC, to earn a 100% interest in 600 unpatented mining claims in White Pine County, Nevada, for $600,000 over five years. North Exploration will retain a 2.5% NSR, of which 1% can be purchased for $1,000,000. A further 0.5% NSR can be purchased within the first ten years for $5,000,000.

On December 3, 2019, the Company entered another option agreement with Nevada Select Royalty, Inc., to purchase a 100% interest in 78 unpatented claims associated with the Butte Valley project for $250,000 over five years. Nevada Select Royalty will retain a 2% NSR, of which 1% can be purchased by Quaterra for $10,000,000.

Aggregate payments to maintaining the two option agreements by year are as follows:

  $20,000 due 2019 (paid);
  $80,000 due in 2020 (paid);
  $100,000 due in 2021;
  $150,000 due in 2022; and
  $250,000 each due in 2023 and 2024.

5. CONVERTIBLE NOTES

On August 28, 2018, and September 20, 2018, the Company completed non-brokered private placements in tranches of convertible debentures for gross proceeds of $550,000 and CAD 550,000 each. The convertible debentures bore simple interest at a rate of 10% per annum, payable in arrears with maturities on August 28, 2022, and September 20, 2022, respectively. Interest was payable in cash or shares at the noteholders' option, subject to regulatory approvals in the case of share payments.

The principal amount was convertible into units at $0.05 or CAD 0.065 per unit in the first 12 months and $0.075 or CAD 0.10 thereafter until the maturity date. Each unit consisted of one common share and one warrant of the Company exercisable at $0.05 or CAD 0.065 per share, expiring August 28, 2022, and September 20, 2022. The convertible notes were secured against the assets of the Company.

In August 2019, $550,000 and CAD 50,000 notes were converted into units, comprising 11,769,230 shares and 11,769,230 warrants. Of the interest due, $44,507 was paid by issuing 1,077,066 common shares and $13,012 interest was paid in cash.

In July and August 2020, CAD 100,000 notes were converted into units at CAD 0.10, comprising 1,000,000 common share and 1,000,000 warrants. On August 28, 2020, the Company repaid the remaining CAD 400,000 and the related accrued interest of CAD 99,233 in cash.

The share capital for the CAD 100,000 conversion was valued as $94,000 using the Company's closing share price on the conversion dates.

Interest and accretion expense for the convertible notes was $72,000 during 2020 (2019 - $260,000).

The conversion feature was a derivative liability based on the fact the conversion into units could result in a variable number of shares to be issued.

Quaterra Resources Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 (In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

(In thousands of U.S. Dollars)	Convertible debenture
Cash received	$973
Transaction costs	(11)
Derivative liability	(343)
Fair value of convertible debt component at date of issue	619
Interest expense and accretion	102
Balance, December 31, 2018	721
Settlement of convertible notes	(522)
Interest payments	(57)
Interest expense and accretion	260
Balance, December 31, 2019	402
Interest expense and accretion	72
Settlement of convertible notes	(398)
Interest payment	(76)
Balance, December 31, 2020	$-

6. DERIVATIVE LIABILITIES

The Company has certain outstanding share purchase warrants that are exercisable in a different currency from the Company's functional currency. These warrants are classified as derivative liabilities and carried at fair value and revalued at each reporting date.

On December 31, 2020, the derivative liabilities were revalued using the weighted average assumptions: volatility of 106%, the weighted expected term of two years, a discount rate of 0.36% and a dividend yield of 0%.

(In thousands of U.S. Dollars)	Derivative liabilities
Balance, December 31, 2017	$587
Derivative related to convertible notes	343
Change in fair value estimates	(358)
Balance, December 31, 2018	572
Change in fair value estimates	(105)
Fair value of warrants issued on conversion	(291)
Balance, December 31, 2019	176
Change in fair value estimates	(90)
Fair value of warrants issued on conversion	(35)
Balance, December 31, 2020	$51

7. SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares without par value.

In August 2020 and 2019, the Company issued 1,000,000 and 12,846,296 common shares, respectively, on converting certain of the convertible notes (note 5).

On January 21, 2019, the Company closed a non-brokered private placement by issuing 3,000,000 common shares at CAD 0.05 per share for gross proceeds of CAD 150,000.

Quaterra Resources Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 (In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

8. SHARE-BASED COMPENSATION

a) Stock options

The Company has a stock option plan under which the Company is authorized to grant stock options of up to 10% of the number of common shares issued and outstanding of the Company at any given time.

The following table presents changes in stock options outstanding and exercisable:

	December 31, 2020		December 31, 2019

		Weighted Average	Number of	Weighted Average
	Number of	Exercise Price	Options	Exercise Price
	Options	(CAD)		(CAD)
Outstanding, beginning of year	14,495,000	0.08	14,860,000	0.09
Granted	3,175,000	0.08	3,450,000	0.065
Expired	(2,480,000)	(0.13)	(3,415,000)	(0.10)
Exercised	(500,000)	(0.05)	(400,000)	(0.0625)
Outstanding, end of year	14,690,000	0.07	14,495,000	0.08
Exercisable, end of year	14,490,000	0.07	14,095,000	0.08

The following table summarizes stock options outstanding by expiry dates with an exercise price at the date of recording in Canadian dollars:

	Exercise Price	Number of Options Outstanding
Expiry Date	(CAD)	December 31, 2020	December 31, 2019
December 31, 2019*	0.05	-	400,000
March 26, 2020	0.05	-	200,000
July 16, 2020	0.13	-	2,380,000
April 14, 2021	0.065	2,795,000	2,795,000
June 23, 2022	0.095	2,900,000	2,900,000
September 20, 2023	0.06	2,370,000	2,370,000
June 21, 2024	0.065	2,950,000	2,950,000
August 8, 2024	0.06	500,000	500,000
June 20, 2025	0.08	3,175,000	-
		14,690,000	14,495,000

*400,000 stock options exercised at CAD 0.05 per share on December 31, 2019; shares were issued on January 3, 2020, due to the holiday season.

The Company used the following assumptions in the Black-Scholes option pricing model:

Quaterra Resources Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 (In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

	Year ended December 31,
	2020	2019	2018
Weighted average share price	CAD 0.07	CAD 0.065	CAD 0.05
Risk-free interest rate	0.36%	1.40%	1.32%
Expected share price volatility	100%	103%	103%
Expected option life in years	5.0	5.0	5.0
Forfeiture rate	0%	0%	0%
Expected dividend yield	0%	0%	0%

Share-based payment expenses were allocated as follows:

	Year ended December 31,
(In thousands of U.S. Dollars)	2020	2019	2018
Consultants	$63	$38	$22
Directors and officers	85	60	53
Employees	27	19	16
	$175	$117	$91

b) Share purchase warrants

	December 31, 2020		December 31, 2019

	Number of	Weighted Average	Number of	Weighted Average
	Warrants	Exercise Price	Warrants	Exercise Price
Outstanding, beginning of year	11,769,230	$0.05	19,000,000	$0.16
Issued	1,000,000	0.05	11,769,230	0.05
Expired	-	-	(19,000,000)	(0.16)
Outstanding, end of year	12,769,230	$0.05	11,769,230	$0.05

The following table summarizes warrants outstanding as of December 31, 2020 and 2019:

Expiry date	Exercise price		December 31, 2020	December 31, 2019
August 28, 2022		$0.05	11,000,000	11,000,000
August 28, 2022	CAD	0.065	1,000,000	-
September 20, 2022	CAD	0.065	769,230	769,230
			12,769,230	11,769,230

Quaterra Resources Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 (In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

9. RELATED PARTY TRANSACTIONS

a) The Company's related parties include its directors and officers whose remuneration was as follows, subject to change of control provisions for officers:

	Year ended December 31,
(In thousands of U.S. Dollars)	2020	2019	2018
Salaries	$391	$410	$432
Directors' fees	35	36	36
Share-based payments	85	60	53
	$511	$506	$521

b) The Company has service agreements with two private companies owned by the Company's Corporate Secretary, Mr. Lawrence Page: Manex Resource Group Inc. ("Manex") and Advocate Services Ltd. ("Advocate").  Manex provides the Company with its Vancouver office space at CAD 7,500 per month, and Advocate provides investor communications at CAD 5,000 per month. Both agreements can be terminated at any time with advanced written notice from either party.

10. SEGMENTED INFORMATION

The Company has one business segment, the exploration of mineral properties. As of December 31, 2020, and 2019, all the Company's significant non-current assets are located in the United States.

11. COMMITMENTS

To acquire certain mineral property interests as per note 4, the Company must make optional acquisition expenditures to satisfy the terms of existing option agreements, failing which the rights to such mineral properties will revert to the property vendors.

12. DEFERRED INCOME TAXES

A reconciliation of income tax provision computed at Canadian statutory rates to the reported income tax provision is provided as follows:

	2020	2019	2018

The loss for the year	$(983)	$(1,711)	$(1,419)
Canadian statutory tax rate	27%	27%	27%
Income tax benefit computed at statutory rates	(265)	(462)	(383)
Foreign tax rates different from statutory rates	8	31	14
Other	(26)	2	89
Foreign exchange gains or losses	(180)	55	225
Permanent differences	19	5	(43)
Change in unused tax losses and tax offsets	444	369	98
	$-	$-	$-

Quaterra Resources Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 (In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

The Company recognizes tax benefits on losses or other deductible amounts generated in countries where it is probable the deferred tax assets will be recovered. The Company's unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	2020	2019	2018

Non-capital losses	$8,597	$9,796	$9,405
Capital loss	2,303	2,257	2,273
Tax value over book value of mineral properties	4,995	3,331	3,335
Tax value over book value of equipment	12	12	12
Tax value over (under) book value of investments and share issue costs	(59)	41	43
Unrecognized deductible temporary differences	$15,848	$15,437	$15,068

The Company's unused non-capital losses expire as follows:

	Canada	United States
2020 - 2026	$549	$-
2027 - 2040	20,718	19,595
Total	$21,266	$19,595

The Company's unused capital losses of $17,100,000 are available to carry forward indefinitely.

13. Capital Management

The Company considers its capital to be equity, comprising share capital, reserves and deficit. The Company's objectives are to ensure sufficient financial flexibility to achieve its ongoing business objectives, including the funding of future growth opportunities, the pursuit of accretive acquisitions, and to maximize shareholder return through enhancing the share value.

The Company manages capital through its budgeting and forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures and other investing and financing activities.

To maintain its objectives, the Company may issue new shares, adjust capital spending, acquire or dispose of assets. There is no assurance that these initiatives will be successful.

There was no change in the Company's approach to capital management during the year ended December 31, 2020. The Company is not subject to any externally imposed capital requirements.

14. Financial Instrument RISKs

The board of directors has overall responsibility for establishing and oversight of the Company's risk management framework. The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks.  Financial instruments consist of cash and cash equivalents, marketable securities, accounts payable and derivative liabilities.

Quaterra Resources Inc. Notes to the Consolidated Financial Statements For the year ended December 31, 2020 (In U.S. Dollars, tabular amounts in thousands of U.S. dollars except per share amount)

a) Liquidity risk

Liquidity risk is the risk that the Company will not meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting cash flows. Cash is invested in highly liquid investments that are available to discharge obligations when they come due.

b) Currency risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company operates in the United States and Canada; therefore, it is exposed to currency risk from transactions denominated in CAD. Currently, the Company does not have any foreign exchange hedge programs and manages its operational CAD requirements through spot purchases in the foreign exchange markets. Based on CAD financial assets and liabilities' magnitude, the Company does not have material sensitivity to CAD to USD exchange rates.

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

15. SUBSEQUENT EVENTS

a) On February 24, 2021, the Company announced a purchase and sale agreement to sell certain primary groundwater rights to Desert Pearl for $2,910,000. $1,000,000 was received on March 5, 2021, and the balance of $1,910,000 will be received upon closing, expected in August 2021.

b) 2,310,000 stock options were exercised for total proceeds of CAD 157,500.

c) The lease with Chuchuna for the Groundhog project has been extended from six to seven years, providing the Company more time to make the required exploration expenditures and lump sum payment.