Form 20-F
period 2021-12-31
LION COPPER & GOLD CORP.
filed 2022-05-02
CIK 1339688

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-55139

Lion Copper and Gold Corp.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

1200 - 750 West Pender Street, Vancouver, British Columbia, Canada, V6C 2T8

(Address of principal executive offices)

Stephen Goodman, President & Chief Financial Officer
1200 - 750 West Pender Street, Vancouver, British Columbia, Canada, V6C 2T8

Phone (604) 681-1194 and Fax (604) 681-9652
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.        304,106,611 common shares.

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

Yes  [ X ]  No  [  ]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes  [ X ]  No  [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "large accelerated filer", "accelerated filer" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [ X ]
Emerging growth company [ X ]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  [  ]

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 USC. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

Yes  [  ]  No  [ X ]

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
Yes  [  ]  No  [ X ]

Former Auditor Firm Id: 271 Former Auditor Name: PricewaterhouseCoopers LLP Former Auditor Location: Vancouver, British Columbia, Canada

Current Auditor Firm Id: 1930 Current Auditor Name: MNP LLP Current Auditor Location: Vancouver, British Columbia, Canada

References to the "Company", "Lion CG", "we", "us", "our" and words of similar meaning used in this annual report refer to Lion Copper and Gold Corp.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This annual report of Lion CG contains forward-looking statements within the meaning of applicable United States and Canadian securities legislations ("Forward-Looking Statements"). Forward-Looking Statements reflect the expectations of management and consist of statements that are not only historical fact but also relate to predictions, expectations, belief, plans, projections, objectives, assumptions, future events, or future performance. Forward-Looking Statements may be identified by such terms as "believes", "anticipates", "expects", "estimates", "may", "could", "would", "will", "plan" or similar words. Although the Company believes that such information is reasonable, it can give no assurance that such expectations will prove to be correct. The Company cautions investors that any Forward-Looking Statements provided by the Company is not a guarantee of future results or performance, and that actual results may differ materially from those in Forward-Looking Statements as a result of various estimates, risks, and uncertainties. Readers should not place undue reliance on Forward-Looking Statements.

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

Cautionary Note to U.S. Readers concerning estimates of Inferred Mineral Resources: This Annual Report on Form 20-F may use the term "Inferred Mineral Resource." The Company advises U.S. investors that while such a term is recognized and permitted under Canadian regulations, the SEC does not recognize it. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part of all of the Inferred Mineral Resources exist or is economically or legally mineable.

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

Reserve(s):	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

Reverse circulation drill:	A rotary percussion drill in which the drilling mud and cuttings return to the surface through the drill pipe.

Tailings:	Material rejected from a mill after recoverable valuable minerals have been extracted.

GLOSSARY OF ABBREVIATIONS

Ag:	Silver
Ag g/t:	Silver grade measured in grams per metric tonne
Au:	Gold
Au g/t:	Gold grade measured in grams per metric tonne
Cu:	Copper
g/t or gpt:	grams per tonne
IP:	Induced Polarization geophysical survey
NI 43-101:	Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects
NSR:	Net smelter return royalty
Oz:	Troy ounce
oz/t or opt:	Ounces per ton.
PEA:	Preliminary Economic Assessment
ppb:	Parts per billion
ppm:	Parts per million
RC:	Reverse Circulation

CONVERSION TABLES

Conversion Table
Imperial			Metric

1 Acre	=	0.404686	Hectares
1 Foot	=	0.304800	Metres
1 Mile	=	1.609344	Kilometres
1 Ton	=	0.907185	Tonnes
1 Ounce (troy)/ton	=	34.285700	Grams/Tonne

Precious metal units and conversion factors

ppb	- Part per billion	1	ppb	=	0.0010	ppm	=	0.000030	oz/t
ppm	- Part per million	100	ppb	=	0.1000	ppm	=	0.002920	oz/t
oz	- Ounce (troy)	10,000	ppb	=	10.0000	ppm	=	0.291670	oz/t
oz/t	- Ounce per ton (avdp.)	1	ppm	=	1.0000	ug/g	=	1.000000	g/tonne
g	- Gram
g/tonne	- gram per metric ton	1	oz/t	=	34.2857	ppm
mg	- milligram	1	Carat	=	41.6660	mg/g
kg	- kilogram	1	ton (avdp.)	=	907.1848	kg
ug	- microgram	1	oz (troy)	=	31.1035	g

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

The Company has a history of losses and anticipates incurring losses for the foreseeable future.

The Company has had a history of losses. None of the Company's properties are currently in production, and there is no certainty that the Company will succeed in placing any of its properties into production in the near future, if at all.

Lion CG anticipates continued losses for the foreseeable future until one or more of the properties enters into commercial production and generates sufficient revenues to fund the Company's continuing operations.

Future equity transactions could cause dilution of present and prospective shareholders.

Historically, the Company has financed operations through the sale of equity securities including convertible debt being converted into equity securities or through the sale of its mineral interests. The Company may issue additional equity securities in order to finance future operations and development efforts. The Company cannot predict the size and terms of future issuances of equity securities or debt instruments. Any transaction involving the issue of equity securities or securities convertible into common shares, could result in dilution, possibly substantial, to present and prospective security holders. Similarly, the Company cannot predict the value of any asset sale nor its effect on the market price of its common shares.

The Company's exploration programs may not result in a commercial mining operation.

Mineral exploration involves significant risk because few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines. Lion CG's mineral properties are without a known body of commercial ore and the proposed programs are an exploratory search for ore. The Company cannot provide any assurance that current exploration programs will result in any commercial mining operation. If the exploration programs do not result in the discovery of commercial ore, the Company will be required to acquire additional properties and write-off all investments in existing properties.

The Company does not have Proven Mineral Reserves or Probable Mineral Reserves.

The Company has not established the presence of any Proven Mineral Reserves or Probable Mineral Reserves (as such terms are defined in NI 43-101) at any of Lion CG's mineral properties. The Company cannot provide any assurance that future feasibility studies will establish Proven Mineral Reserves or Probable Mineral Reserves at Lion CG's properties. The failure to establish Proven Mineral Reserves or Probable Mineral Reserves could restrict the Company's ability to successfully implement its strategies for long-term growth.

Mineral resource estimates are subject to updates which may differ from prior estimates and adversely affect the value of the Company's properties.

The estimating of mineralization is a subjective process, and the accuracy of estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting engineering and geological information. There is significant uncertainty in these Mineral Resource estimates, and the actual deposits encountered and the economic viability of mining a deposit may differ significantly from our estimates. From time to time, Lion CG obtains updated resource estimates and technical reports related to the Company's mineral properties.

The Company's future business and financial condition are dependent upon resource prices.

Resource prices have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company's control. These include international economic and political trends, inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new and improved extraction and production methods. These factors may negatively affect the marketability of any ore or minerals discovered at, and extracted from, Lion CG's properties. If, because of a sustained decline in prices, financing was not available to meet cash operating costs, the feasibility of continuing operations would be evaluated and if warranted, would be discontinued.

The Company's common share price has been and may continue to be subject to volatility.

U.S. and Canadian securities markets in recent years have experienced high levels of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance for underlying assets values or prospects of such companies. Factors unrelated to Lion CG's financial performance or prospects include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The Company's share price, financial condition, and results of operations are all also likely to be significantly affected by short-term changes in copper prices. Continual fluctuations in metal prices may occur. As a result of any of these factors, the market price of the Company's shares at any given point in time may be subject to wide swings unrelated to any direct action by Lion CG's operations.

Some of the Company's directors and officers may have conflicts of interest due to their involvement with other natural resource companies.

Some of the Company's directors and officers may also be directors or officers of other natural resource or mining-related companies and these associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, Lion CG may miss the opportunity to participate in certain transactions, which may have a material, adverse effect on the Company's financial position.

The Company may experience difficulty attracting and retaining qualified management to grow Lion CG's business.

The Company is dependent on the services of key executives including the Chief Executive Officer, President and Chief Financial Officer and other highly skilled and experienced executives and personnel focused on advancing corporate objectives as well as the identification of new opportunities for growth and funding. Due to the Company's relatively small size, the loss of these persons or Lion CG's inability to attract and retain additional highly skilled employees required for activities may have a material adverse effect on the Company's business and financial condition.

The Company may be limited in its ability to manage growth.

Should the Company be successful in its efforts to develop mineral properties or to raise capital for such development or for the development of other mining ventures, it may experience significant growth in operations. Any expansion of the Company's business would place demands on management, operational capacity, and financial resources. The Company anticipates that it will need to recruit qualified personnel in all areas of operations. There can be no assurance that Lion CG will be effective in retaining current personnel or attracting and retaining additional qualified personnel, expanding operational capacity or otherwise managing growth. The failure to manage growth effectively could have a material adverse effect on the Company's business, financial condition and results of operations.

Environmental and other regulatory requirements may limit the Company's operations and increase expenses.

The Company's operations are subject to environmental regulations promulgated by U.S. government agencies. Claims and current and future operations will be governed by laws and regulations governing mineral concession acquisition, prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies such as ours that engage in exploration activities often experience increased costs and delays in schedules as a result of the need to comply with applicable laws, regulations and permits. Issuance of permits for Lion CG's exploration activities is subject to the discretion of government authorities, and the Company may be unable to obtain or maintain such permits. Permits required for future exploration or development may not be obtainable on reasonable terms or on a timely basis. Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact and cause increases in capital expenditures or require abandonment or delays in exploration.

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

The Company's properties may be subject to uncertain title

The acquisition of title to resource properties or interest therein is a very detailed and time-consuming process. Title to and the area of resource concessions may be disputed. The Company has investigated title to all of its mineral properties and, to the best of the Company's knowledge, title to all of Lion CG's properties are in good standing.

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

Lion CG is organized under the laws of, and headquartered in British Columbia, Canada, and several of the Company's directors and officers are citizens or residents of the U.S. As a result, it may be difficult or impossible for one to (a) enforce in courts outside the U.S. judgments against the Company and a majority of Lion CG's directors and officers, obtained in U.S. courts based upon the civil liability provisions of U.S. federal securities laws or (b) bring in courts outside the U.S. an original action against the Company and its directors and officers to enforce liabilities based upon such U.S. securities laws.

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

In addition, the physical risks of the physical climate change, including temperature and precipitation shifts and more frequent and severe extreme weather events, may affect the stability and effectiveness of infrastructure and equipment, environmental protection and site closure practices, and the availability of transportation routes. Climate change may also impact the stability and cost of water and energy supplies.

The extent to which the COVID-19 pandemic impacts our business, results of operations and financial condition will depend on future developments, including the timeliness and effectiveness of actions taken or not taken to contain and mitigate the effects of COVID-19 internationally by governments, central banks, healthcare providers, health system participants, other businesses and individuals, which are highly uncertain and difficult to predict. In particular, a number of governments and organizations have revised GDP growth forecasts for 2021 downward in response to the economic slowdown caused by the spread of COVID-19, and it is possible that the COVID-19 pandemic will cause a prolonged global economic crisis or recession. Even in countries that succeed in significantly reducing the number of the cases from the current outbreak, the level of economic activity may not fully recover in the short term or at all due to concerns of future waves of COVID-19, the distribution and effectiveness of vaccines or changes in lifestyle and business practices. Therefore, the global economy may remain volatile or continue to deteriorate. To the extent that the ongoing COVID-19 pandemic prolongs and adversely affects our business, results of operations and financial conditions, it may also have the effect of increasing the likelihood and magnitude of the other risks described in this annual report.

ITEM 4.	INFORMATION ON THE COMPANY

Lion CG was incorporated under the Company Act (British Columbia) on May 11, 1993, originally under the name Acquaterre Mineral Development Ltd. On November 30, 1993, the Company changed its name to Aquaterre Mineral Development Ltd. and became Quaterra Resources Inc. on November 13, 1997.

On November 22, 2021, the Company changed of its name from Quaterra Resources Inc. to Lion Copper and Gold Corp. The shares of the Company commenced trading under the new name at the open of trading on November 23, 2021. The Company's common shares are listed on the TSX Venture Exchange ("TSXV") under the symbol "LEO" and trade on the OTCQB Market under the symbol "LCGMF". Additional information about Lion CG, including the Company's press releases, quarterly and annual reports, is available through the Company's filings with the securities regulatory authorities in Canada at www.sedar.com or the United States Securities Exchange Commission at www.sec.gov/edgar.

Lion CG's domicile is British Columbia, Canada and the Company operates under the Business Corporations Act (British Columbia).

The Company's registered and records offices are located at 1200 - 750 West Pender Street, Vancouver, British Columbia, Canada, V6C 2T8, Telephone: (604) 681-1194. The Company's head office is located at 1200 - 750 West Pender Street, Vancouver, British Columbia, Canada, V6C 2T8. Telephone: (604) 681-1194, Facsimile: (604) 681-9652. The Company's website is www.lioncg.com.

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

Business Overview

The Company is a mineral exploration company engaged in the acquisition, exploration and development of copper projects currently in Nevada, Alaska and Montana in the United States and British Columbia, Canada. The amounts shown as mineral properties represent acquisition and exploration costs incurred to date, less amounts recovered and/or written off, and do not necessarily represent present or future values. The underlying value of mineral properties and related capitalized costs are dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, and obtaining necessary financing.

Environment

We are committed to an approach we call "Conservation by Design," applying best practices, sound science, and state-of-the-art technology to the design and operation of our mining projects for minimal emissions and water conservation.

Social

We are committed to creating opportunities and value for the communities in which we work by engaging with them early and often in the mining process.

Financing

The Company ensures that sufficient funds are raised from equity offerings or debt financings to meet its operating requirements, after considering existing cash and expected exercise of stock options and share purchase warrants. During the year ended as of  December 31, 2021 the Company raised $4.1 million from private placements.

For more information about our business, please refer to "Principal property interests" below.

Organizational Structure

Inter-corporate Relationships

The flow chart below presents the Company's legal corporate structure and the jurisdictions of the incorporation.

Note 1:	Quaterra Alaska, Inc. is 100% owned by Lion Copper and Gold Corp. On April 5, 2022, the Company completed the assignment of the two option agreements for the Butte Valley Property to 1301666 B.C. Ltd, ("BC Co."), a private British Columbia company established to acquire mineral resource properties.

Note 2:	On October 4, 2021, Blue Copper LLC (a Company's 100% owned subsidiary) was incorporated in the state of Montana, USA. Blue Copper LLC acquired and staked a district scale exploration and resource discovery opportunity (the "Blue Copper Prospect"), comprising more than 7,430 acres in Powell County and Lewis & Clark County in Montana, USA.

Note 3:	Singatse Peak Services LLC holds the MacArthur, Bear, Yerington and Wassuk properties.

Note 4:	On March 30, 2022, Six Mile Mining Company, a 100% wholly owned subsidiary of the Company was dissolved and its assets were transferred to Quaterra Alaska Inc. which is a 100% wholly owned subsidiary of the Company.

Three Year History

During the three-year period ended December 31, 2021, the Company carried out exploration and development programs at its Mason Valley, Nevada copper properties; completed a ZTEM survey and filed an independent technical report on its Groundhog copper-gold property in Southwest Alaska; acquired the Butte Valley porphyry copper-gold prospect in White Pine County, Nevada; and acquired and staked the Blue Copper Prospect in Montana. Subsequent to the year end, the Company completed an updated mineral resource estimate for the MacArthur Copper Project in Nevada; entered into an option agreement and funded an initial work program of $200,000 in consideration for the grant of an option to acquire a 100% interest in the Chaco Bear Property and the Ashton Property in British Columbia; and completed the assignment of two option agreements for the Butte Valley Property. In addition, Six Mile Mining Company, a 100% wholly owned subsidiary of the Company was dissolved and its assets were transferred to Quaterra Alaska Inc. which is a 100% wholly owned subsidiary of the Company. Details of relevant agreements and operations are set out hereunder.

PRINCIPAL PROPERTY INTERESTS

Yerington Copper Projects - Nevada

Lion CG's Mason Valley Projects - located in the historic Yerington Copper District, about 70 miles southeast of Reno, Nevada, consist of the MacArthur oxide and sulfide resources, the Yerington pit oxide and sulfide resources previously mined by the Anaconda Mining Company; the Bear porphyry copper deposit; and the Wassuk exploration target area. These assets include a number of untested exploration targets. Lion CG's 51-square-mile land package is situated in a mining-friendly jurisdiction with a history of copper production and good infrastructure.

The location of the Company's Yerington copper projects is provided on the following map.

Lion CG Property Map showing MacArthur Copper Project and Yerington Mine Locations

The Yerington deposit refers to the former Anaconda mine site, a large partially mined porphyry copper system that includes the Yerington mine and a portion of the Bear copper deposits. The Anaconda Company conducted open pit mining from 1953 to 1978, producing 1.75 billion pounds of copper from first oxide, and later, sulfide ores. The Atlantic Richfield Company bought the Anaconda Company in 1977 and terminated mining at the site shortly thereafter.

Acquisition and Staking of Claims

The Yerington Mine property totals approximately 11 square miles. The project mineral rights consist of 2,768 acres of fee simple mineral properties and patented mining claims as well as 208 unpatented lode and placer claims totaling 4,298 acres on lands administered by the BLM.

On May 1, 2007, Singatse Peak Services, LLC ("SPS"). received approval from the bankruptcy court for the acquisition of certain assets of Arimetco Inc. ("Arimetco") in the Yerington Mining District, subject to completion of due diligence. The purchase price comprised $500,000 cash, 250,000 of the Company's common shares and a 2% net smelter return royalty capped at $7.5 million dollars on production from any claims owned by the Company in the Yerington Pit and MacArthur Deposit mine areas.

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

SPS owns approximately 6,014 ac-ft of primary ground water rights with various priority dates.. In addition to these primary ground water rights, SPS also has decree, supplemental and storage water rights associated with options it holds on to private land over the Bear deposit.

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

Expenditures to Date

Acquisition and exploration costs incurred as of December 31, 2021 were $3.8 million (2020 - $3.6 million) net of recovery from water rights sales and option payments made by Freeport Nevada.

Water rights

Included in the asset purchase from the Arimetco bankruptcy court, the Company acquired approximately 8,700 ac-ft of primary ground water rights that are permitted for Mining and Milling. Since acquisition, the Company has filed annual Extensions of Time to Prevent Forfeiture (EOTs) with the Nevada Division of Water Resources (NDWR) to keep the water rights in good standing.

Between March 2019 and July 2020, the company sold 2,614.3 ac-ft of primary ground water rights under three separate transactions. The combined sale price for the three sales was $7.9 million. Following the sale of these water rights, the Company retained approximately 6,014.5 ac-ft of primary water rights, although certain of these remaining water rights are subject to a forfeiture notice from the State, as discussed below. The Company also controls decree, supplemental and storage water rights associated under the terms of various option agreements it holds to private lands associated with the Bear deposit.

On February 24, 2021, the Company announced a fourth purchase and sale agreement to sell certain primary groundwater rights to Desert Pearl Farms LLC ("Desert Pearl"), a Yerington-based company involved in agriculture, for $2,910,000 (the "Purchase and Sale Agreement"). In early March, 2021, the Company filed an application with the State of Nevada Division of Water Resources ("NDWR") to change the manner of use of the water rights from Mining and Milling to Irrigation, and their place of use to certain agricultural wells in Mason Valley ("Change Application"). Under the terms of the Purchase and Sale Agreement, Desert Pearl made a $1,000,000 initial payment to the Company on March 5, 2021. The Change Application is subject to the NDWR's final approval of the Change Application. The primary water rights covered under the Purchase and Sale Agreement are one of the water rights that are the subject of forfeiture, as discussed in the next paragraph.

On July 23, 2021, the Company received a Notice of Forfeiture from the State of Nevada that three of the remaining water rights permits had been forfeited. Further, that the application for an Extension of Time to Prevent Forfeiture (EOT) of a fourth certificate was denied. The permits affected by the Forfeiture Notice include those water rights that are part of the Purchase and Sale Agreement announced on February 24, 2021.

On August 20, 2021, the Company filed a Petition for Judicial Review of the Forfeiture Notice and has retained legal counsel to initiate and vigorously undertake the appeal process. Should the appeal be unsuccessful or Desert Pearl elects to terminate the Purchase and Sale Agreement, the Company will be obligated to refund the $1,000,000 initial payment to Desert Pearl. Therefore, the initial payment has been treated as an accrued liability on the balance sheet and the $1,910,000 balance of the water rights proceeds would be forfeited.

Option Agreement

On March 18, 2022, the Company entered into an option to earn-in agreement (the "Option Agreement") with Rio Tinto America Inc. ("Rio Tinto") to advance studies and exploration at Lion CG's copper assets in Mason Valley, Nevada. Under the agreement, Rio Tinto has the option to earn a 65% interest in the assets, comprising 34,494 acres of land, including the historic Yerington mine, greenfield MacArthur project, Wassuk property, the Bear deposit and associated water rights. In addition, Rio Tinto will evaluate the potential commercial deployment of its Nuton technologies at the site.

The Option Agreement sets out the following stages:

Stage 1:  Rio Tinto will pay up to US$4-million for an exclusive earn-in option and agreed-upon Mason Valley study and evaluation works to be completed by the Company no later than December 31, 2022.

Stage 2:  Within 45 days of the completion of Stage 1, Rio Tinto will provide notice to the Company whether Rio Tinto elects to proceed with Stage 2, upon which Rio Tinto will pay up to US$5-million for agreed-upon Mason Valley study and evaluation works to be completed by the Company within 12 months from the date that the parties agree upon the scope of Stage 2 work. Stages 1 and 2 may be accelerated at Rio Tinto's option.

Stage 3:  Within 60 days of the completion of Stage 2, Rio Tinto shall provide notice to the Company whether Rio Tinto will exercise its option and finance a feasibility study based on the results of the stage 1 and stage 2 work programs. Rio Tinto will fully finance the feasibility study and ancillary work completed the Company in amount not to exceed US$50-million.

Upon completion of the feasibility study, Rio Tinto and the Company will decide whether to create an investment vehicle into which the mining assets will be transferred, with Rio Tinto holding not less than a 65% interest in the investment vehicle. If Rio Tinto elects to not create the investment vehicle, then the Company shall grant to Rio Tinto a 1.5% NSR on the mining assets. If Rio Tinto elects to create the investment vehicle but the Company elects not to create the investment vehicle, then, at Rio Tinto's option, the Company shall create the investment vehicle and Rio Tinto will purchase the Company's interest in the investment vehicle for fair market value.

Following the formation of the investment vehicle, any project financing costs incurred will be financed by Rio Tinto and the Company in proportion to their respective ownership interest in the investment vehicle. Rio Tinto may elect to finance up to US$60-million of the Company's project financing costs in exchange for a 10% increase in Rio Tinto's ownership percentage. In addition, upon mutual agreement of Rio Tinto and the Company, Rio Tinto may finance an additional US$40-million of the Company's project financing costs in exchange for an additional 5% increase in Rio Tinto's ownership percentage. If the Company's ownership percentage in the investment vehicle is diluted to 10% or less, then the Company's ownership interest will be converted into a 1% uncapped NSR.

a. MacArthur Copper Project, Nevada

Acquisition and Staking of Mineral Claims

The MacArthur Deposit consists of 897 unpatented lode claims totaling approximately 18,533 acres on lands administered by the BLM. A significant number of the claims were held by means of a mineral lease with an option to purchase, executed with North Exploration LLC ("North Exploration") on August 27, 2005, and subsequently amended. The option was exercised and the final payment of $212,000 plus interest to North Exploration was made on February 10, 2015. Lion CG's purchase is subject to a 2% NSR, 1% of which may be purchased for $1,000,000, leaving a perpetual 1% NSR. The agreement is in good standing.

MacArthur Project - Summary of Mineral Resource

Classification	Ktons	Total Cu, %	Contained Cu Pounds x 1000
Measured	116,666	0.180	420,929
Indicated	183,665	0.158	579,479
Sum M&I	300,331	0.167	1,000,408
Inferred	156,450	0.151	471,714

Expenditures to Date

Acquisition and exploration costs incurred by the Company for the MacArthur Deposit to December 31, 2021 were $20.5 million (2020 - $18.8 million) net of option payments made.

Location, Access and Infrastructure

The MacArthur Deposit is located near the geographic center of Lyon County, Nevada, USA, along the northeastern flank of the Singatse Range approximately seven miles northwest of the town of Yerington, Nevada. The project is accessible from Yerington by approximately five miles of paved roads and two miles of maintained gravel road. A 100-foot wide gravel haul road that accessed the MacArthur open pit copper mine during the 1990s leads 3.5 miles south to the Yerington Mine Site. Beyond the MacArthur Deposit pit area are several existing historic two-track dirt roads that provide access throughout the property. Topographic coverage is on US Geological Survey "Mason Butte" and "Lincoln Flat" 7.5' topographic quadrangles. The nearest major city is Reno, Nevada approximately 80 miles to the northwest. The following map provides information on the location of the MacArthur Deposit.

History

Following the early 1860s bonanza silver discoveries along the Comstock Lode in the Virginia City Mining District, prospectors stepped out 30 miles to the southeast to investigate the colorful oxide copper showings along the Singatse Range within the present-day Yerington Mining District. A majority of the early work (earliest recorded date of 1883) concentrated on contact-metamorphic replacement copper deposits hosted in limestone or limey sedimentary rocks clustered from four to six miles south-southwest of the MacArthur Property (Moore, 1969) (Figure 6-1). These contact copper deposits were mined on a small scale, shipping 2,000 to 1.7 million tons of copper ore. Most of this early activity took place before and during World War I. Copper production from the Yerington Mining District is estimated at over 85 million pounds from the period of 1905 through 1920 (Tingley, et al 1993).

After the 1920s, only minor copper production is recorded from the contact replacement prospects and mines (Moore, 1969). The largest nearby operation, located in the Buckskin Mining District approximately five miles northwest of the MacArthur Property, was the Minnesota Mine where copper was mined in the early 1920s, but sizeable production of skarn (contact) magnetite iron ore only began in 1952 with approximately four million tons of ore produced by the end of 1966.

During the 1940s, Anaconda geologists investigated copper showings over the MacArthur Property and conducted pre-development drilling over the present-day Yerington mine.  U.S. Government-funded strategic minerals exploration in the early 1950s supported Anaconda's initial development of the Yerington mine (fully funded by Anaconda following expiration of strategic minerals funding in the late 1950s). During 1953 to 1978, Anaconda produced 162 million tons of 0.55% Cu ore amounting to over 1.75 billion pounds of copper from the Yerington mine (Tingley, et al, 1993). Oxide and sulphide copper mineralized material, hosted in a Middle Jurassic porphyry system of granodiorite, quartz monzonite, and quartz monzonite porphyry dike swarms, were extracted from the Yerington mine.

Anaconda, the U.S. Bureau of Mines, Bear Creek Mining Company, Superior Oil, and others conducted mineral exploration campaigns at the MacArthur Property from the mid-1940s through the early 1970s. The most significant program was conducted from 1972 to 1973 by Anaconda following an extensive trenching and drilling program (Heatwole, 1978).

During the late 1980s, Arimetco permitted heap leaching sites at the Yerington mine site with feed sourced from Yerington mine dumps, oxide stockpiles, and vat leach tailings. Arimetco expanded their operations to include approximately 5.0 million tons grading about 0.30% Cu mined from 1995 to 1997 from what is now the present-day MacArthur pit.

Geology

The MacArthur Project is located within the western Basin and Range Province in Nevada on the east side of the Sierra Nevada Mountains. Within the Basin and Range, north trending normal faults have down-dropped basins on either side of upland ranges. In a similar setting in western Nevada, the Singatse Range and Wassuk Range form the western and eastern boundaries, respectively, of the Mason Valley. The MacArthur Project, in the Yerington Mining District, is located in the west-central portion of Mason Valley along the eastern slopes of the Singatse Range.

The regional geology is displayed in Figure 7-1 (Proffett and Dilles, 1984). The oldest rocks in the Yerington area of Mason Valley consist of an approximate 4,000-foot thick section of Late Triassic, intermediate and felsic metavolcanics and lesser sedimentary rocks, the McConnell Canyon Formation, associated with volcanic arc development along the North American continent during the Mesozoic.

This sequence is disconformably overlain by a series of Upper Triassic carbonates, clastic sediments, and volcaniclastics that are in turn overlain by the Norian (aka Mason Valley) Limestone, a massive limestone nearly 1,000 feet thick. During the Upper Triassic - Lower Jurassic, a section of limestones, clastic sediments, tuffs, and argillites, in part correlative with the Gardnerville Formation, were deposited. The Ludwig Limestone, containing gypsum, sandstone, and arkose, overlies the Gardnerville Formation.

Mesozoic plutonism, possibly related to the igneous activity that formed the Sierra Nevada Mountains, followed during the Middle Jurassic with emplacement of the Yerington batholith of granodiorite (field name) composition and the Bear quartz monzonite. Mesozoic plutonism, emplaced approximately 169 Ma (Proffett and Dilles, 1984), was closely followed by Middle Jurassic quartz monzonite porphyry dikes and dike swarms related to the Luhr Hill granite porphyry. Andesite and rhyolite dikes represent the final phase of Mesozoic igneous activity.

Mesozoic rocks were deeply eroded and then overlain by Mid-Tertiary tuffs and lesser sedimentary rocks. Coarser grained andesite dikes are tabbed as Tertiary. The entire package was subsequently faulted along north-trending, down-to-the-east dipping faults that resulted in extension and major westerly tilting.

The MacArthur Project is one of several copper deposits and occurrences hosted in or related to Middle Jurassic intrusive rocks within the Yerington Mining District, Lyon County, Nevada. The Yerington area is underlain by early Mesozoic volcanic and sedimentary rocks now exposed along uplands in the Singatse Range to the west and the Wassuk Range to the east.  These Mesozoic rocks were intruded by three Middle Jurassic batholiths, the oldest known as the McLeod Hill Quartz Monzodiorite (field map name granodiorite), followed by the Bear Quartz Monzonite that comprise the majority of outcropping rocks on the MacArthur Property. A finer grained phase of the Bear Quartz Monzonite, known as the Border Phase Quartz Monzonite, occurs at the contact between the McLeod Hill Quartz Monzonite and the Bear Quartz Monzonite. These batholiths were subsequently intruded during the Middle Jurassic by the Luhr Hill Granite, the source of quartz monzonitic (or granite) porphyries, consisting of moderately to steeply north dipping quartz-biotite-hornblende porphyry dike swarms, responsible for copper mineralization, striking west-northwesterly across the MacArthur Property as well as across the entire Mining District.

The geologic record is absent until the middle Tertiary when basalt and voluminous ash flow tuffs were deposited over the Mesozoic rocks.

During advent of Basin and Range normal faulting, ca 18-17 Ma, this entire package of rocks was down-dropped to the east along northerly striking, east dipping, low-angle faults that flatten at depth creating an estimated 2.5 miles of west to east dilation-displacement (Proffett and Dilles, 1984).  Such extension rotated the section such that the near vertically-emplaced batholiths were tilted westerly to an almost horizontal position. Pre-tilt, flat-lying younger volcanics now crop out as steeply west dipping units in the Singatse Range west of the MacArthur Property. Easterly extension thus created a present-day surface that in plan view actually represents a cross-section of the geology.

The MacArthur Property is underlain by two Middle Jurassic batholiths, granodiorite (McLeod Hill Quartz Monzodiorite) intruded by quartz monzonite, (Bear Quartz Monzonite) both of which are intruded by Middle Jurassic quartz porphyry hornblende and quartz porphyry biotite (hornblende) dikes. The north dipping porphyry dike swarms follow penetrative west-northwest and east-west structural fabrics. Narrow (<10 feet) fine grained andesite and rhyolite dikes, post porphyry diking, also occur with variable structural orientations.

The McLeod Hill Quartz Monzodiorite, aka granodiorite, weathers as an irregularly orange stained, medium olive green, fine to medium grained rock underlying most of the northern and western parts of Lion CG's claim block. Greenish epidote and minor orange limonite staining are present to common. Megascopic rock constituents include ~50% plagioclase, ~20% orthoclase, <20% quartz, 5 to 20% mafics (hornblende and biotite), 1 to 10% epidote, and minor magnetite and other opaques.

The quartz monzonite, formal designation as Bear Quartz Monzonite, cropping out along the east part of the claim block and underlying the MacArthur pit as shown in Figure 7-2 is beige to light gray to off white, fine to medium grained, hard but well-fractured, with minor textural variants. Megascopic constituents include ~30% orthoclase, ~30% plagioclase, ~20% quartz, and 5- to 10-percent hornblende. In bench walls at the MacArthur pit, quartz monzonite hosts conspicuous light brown limonite banding (averaging 4 to 6 per foot) sub-parallel to the steeply north dipping, west-northwest trending quartz porphyry dikes. Along the eastern portions of the Property, including the eastern third of the MacArthur pit, quartz monzonite assumes a light gray color due to widespread sodic-calcic alteration.

MacArthur Area Geology Map

A phase known as the "border-phase quartz monzonite" is found at the top of the Bear Quartz Monzonite pluton (Proffett and Dilles, 1984) and is often mapped at the contact between the granodiorite and the quartz monzonite. The border-phase is finer-grained than the quartz monzonite and contains more abundant potassium feldspar.

Quartz-hornblende / biotite porphyry dikes, originating from the Jurassic Luhr Hill Granite intrude both the granodiorite and quartz monzonite at the MacArthur Property and are recognized in dike swarms regionally throughout the Yerington Mining District.  Porphyry dikes hosted a large portion of the primary copper mineralization at Anaconda's Yerington mine and are associated with all copper occurrences in the district. Not all porphyry dikes host copper mineralization, be it sulphide or oxide.  Porphyry dikes strike west-northwesterly, dipping moderate to steeply north, typically as ridge-formers with widths to 50 feet or more. Porphyry dikes at MacArthur are classified by dominant mafic minerals as quartz biotite porphyry and quartz hornblende porphyry, each subdivided further based on composition and alteration.  Dikes contain feldspar crystals and either hornblende or biotite crystals set in an aphanitic matrix.  MacArthur pit walls offer excellent exposures of the dikes that host (fracture-controlled) oxide copper mineralization. The following descriptions originate from Lion CG's surface mapping and from core and chip logging:

  Quartz biotite porphyry: contains 2 to 4 mm, generally euhedral, blackish biotite "books" (5 to 10%) and 2 to 8 mm cloudy quartz phenocrysts ("quartz eyes") 2 to 5%.  Hornblende is rare to absent. Feldspars commonly 3 to 5 mm.  May host sulphide or oxide copper. May or may not have indigenous limonite. If hornblende is present and altered to secondary biotite, the dike is mapped as QMpb-2, otherwise mapped as QMpb-1.

  Quartz hornblende porphyry: contains acicular hornblende crystals, typically thin, "needle-like" to 5 mm long; feldspars vary from 2 to 5 mm. Variety QMph-1 contains 1-5% sulphide(mostly pyrite) with or without indigenous limonite and 3-5% quartz phenocrysts (2 to 5 mm). Variety QMph-2 contains 2-3% sulphides (common) and always has indigenous glass (resinous) limonite derived from primary oxidized chalcopyrite, it also contains oxide copper, and quartz phenocrysts (2-5 mm) present to 2-5%.  Variety QMph-3 commonly contains large (to 10 mm) epidote "splotches" (phenocrysts or "epidotization") with 0% to trace fine grained (~1 mm) quartz phenocrysts, 0% to trace sulphides. Any oxide copper is transported from nearby copper-bearing rocks and not oxidized from the porphyry itself.

The best exposures of Jurassic age andesite dikes are found in the walls of the MacArthur pit where the typically soft- to medium-hard, recessive, olive-greenish dikes can be traced from bench to bench and in some cases followed across the pit floors. Andesite dikes are commonly very fine grained, plagioclase-bearing porphyries that pinch and swell as they fill fractures. Fist-sized pillows may be a weathering product. Andesite dikes intrude the hornblende and biotite quartz porphyry dikes, again best exposed in MacArthur pit walls. Andesite dikes commonly contain oxide copper derived from nearby copper-bearing rocks rather than from the andesite dikes themselves.

Jurassic age rhyolite dikes are also well exposed within the MacArthur pit walls. The rhyolite is a white to gray, dense, siliceous rock.  Rhyolite dikes contain approximately 5% mafic minerals (hornblende and biotite) and rare (1-2%) quartz phenocrysts. Within the MacArthur pit the rhyolite can contain oxide copper mineralization; elsewhere on the Property it is barren.

Tertiary hornblende andesite dikes have also been identified on the MacArthur Property. These dikes are similar, but coarser grained than the Jurassic andesite dikes, containing abundant, acicular, black hornblende phenocrysts and occasionally plagioclase phenocrysts up to 5-10 mm in long dimension. Tertiary hornblende andesite dikes are frequently observed intruding Basin & Range fault structures.  These dikes occasionally contain exotic oxide copper mineralization.

The Mesozoic intrusive rocks are unconformably overlain by a series of nine, moderate to steeply west dipping Mid-Tertiary ash flow tuff units with minor mafic flows and tuffaceous sediments dated at 27.1 to 25.1 Ma (Proffett and Proffett, 1976).  The volcanic units make up the uplands in this part and throughout the Singatse Range and cover alteration and structure in the Jurassic igneous rocks.

The dominant west-northwest (N60⁰W to N80⁰W) structural fabric recognized throughout the Yerington District is manifested at the MacArthur Property as porphyry dike swarms and as high angle shears, faults, and joints along which andesite dikes developed.  Structure played a key role in localizing copper oxide mineralization around the historic pit area, principally along the west-northwest fabric and, secondarily, along generally orthogonal northeast structure bearing N20°E to N40°E.

The MacArthur fault, a low angle, easterly striking, north dipping, normal fault is the largest structure recognized on Lion CG's claims. The hanging wall of the fault displaces the basal unit of the Tertiary ash flow tuff sequence approximately 2,000 feet to the east. The displacement of Jurassic intrusive as defined by the offset of the contact of the border quartz monzonite with granodiorite is on the order of 4,000 feet to the east. The MacArthur fault is one of few faults in the Yerington district known to have been active in both Jurassic and Tertiary time.

Chalcocite/oxide mineralization has a close spatial relation to the trace of the MacArthur fault north and west of the MacArthur pit. Gouge in the fault frequently contains chalcocite and/or copper oxide suggesting a structural mineralizing trap.

Alteration Types

Alteration types recognized at the MacArthur Property represent those found in mineralized porphyry copper systems. A generalized distribution of the MacArthur alteration types is displayed in Figure 7-3. The following descriptions are derived from field observation and from drill core and chip logging.

Propylitic Alteration

Propylitic alteration is common throughout the MacArthur Property in the granodiorite, quartz monzonite, quartz monzonite porphyries, and in the Jurassic andesite. This alteration type occurs as chlorite replacing hornblende, and especially epidotization as veining, coatings, and or flooding on the granodiorite. Calcite veining is present but not common, observed largely in core or drill cuttings.  Feldspars are commonly unaltered. Propylitic alteration frequently overprints or occurs with the alteration types described below.

Quartz-Sericite-Pyrite (QSP) or Phyllic Alteration

Phyllic alteration is most frequently characterized by tan or light green sericite partially or completely replacing hornblende and/or biotite sites. When phyllic alteration becomes more intense, plagioclase and/or K-feldspar sites are also replaced by sericite. Maroon limonite, hematite, and trace sulphide (chalcocite, pyrite, and chalcopyrite) accompany sericite. However, these minerals do not replace mafic or felsic sites. Sericitic altered zones are often quite siliceous; however, it is unclear if it is due to quartz addition or simply the destruction of other primary minerals.

Phyllic alteration is most pervasive and intense in the Gallagher area and in the northeastern part of the deposit, around hole QM-072. Weak and less pervasive phyllic alteration is found just west of the MacArthur pit and in limited areas around the MacArthur fault. The alteration type does not show preference with rock type and has been described in the granodiorite, quartz monzonite, and quartz monzonite porphyries.

Potassic Alteration

Potassic alteration occurs as shredded, fine-grained biotite replacing hornblende and rarely as pinkish potassium feldspar flooding or in vein haloes, along with disseminated magnetite.

Potassic alteration occurs as shredded secondary biotite on the northwestern and western portions of the property, but is most prevalent in the western and central areas of the MacArthur pit.  Potassic alteration of some degree has been identified in the granodiorite, quartz monzonite, and quartz monzonite porphyries.

Sodic-Calcic Alteration

Pervasive sodic-calcic alteration has been identified within the eastern portions of the MacArthur pit and as broad zones in the far northeastern portion of the district and south of the MacArthur pit. This type of alteration most frequently occurs as albite replacing K-feldspar and as chlorite replacing hornblende in the quartz monzonite; sodic-calcic alteration has also been identified in the granodiorite and quartz monzonite porphyries. Epidote staining and phenocrysts as well as sphene crystals are ubiquitous. Actinolite replaces hornblende in the more intense zones of sodic-calcic alteration occurring most commonly in the Albite Hills east of the MacArthur pit.

Silicification

Silicification occurs as a wholesale replacement of the rock, but only occurs as small and irregular zones that are less than 200 feet across. Typically, silicification is confined as a narrow halo (less than five feet) along structure and quartz veining.  Silicification is present in the western portion of the district, around the Gallagher area and as isolated occurrences within the MacArthur pit.

Multiple Alteration Types

Multiple alteration types are common throughout the area and tend to occur together. Shreddy chlorite has been identified in the MacArthur pit, which likely represents propylitic alteration overprinting potassic alteration. Zones of QSP and propylitic alteration have been identified between the Gallagher area and the MacArthur pit.

Supergene Alteration

Sulfuric acid (H2SO4), formed by the oxidation of sulphides, has altered feldspars and mafic minerals to clay and sericite. At the Gallagher area and north of the MacArthur pit, supergene alteration has formed leached capping which is underlain by chalcocite mineralization.

Geologic Model

The main characteristics for the geological model of the Company in MacArthur project is as follows:

• An oxidized portion of a porphyry copper deposit that has been subjected to several weathering, oxidation, and enrichment cycles;

• Hosted in Jurassic aged granodiorite and quartz monzonite that has been intruded by multiple northnorthwest trending quartz monzonite porphyry dikes;

• The lithology & multiple oxidation cycles have been incorporated into the block model to create four different oxidation zones:

1. Leach Cap - a zone with copper-bearing iron-oxide minerals and pods of copper silicates

2. Oxide Zone - a zone with multiple copper silicates minerals, predominantly chrysocolla & neotocite

3. Transition Zone - a zone predominantly consisting of chalcocite with pods of copper silicates and minor chalcopyrite

4. Sulphide Zone - a zone of predominantly chalcopyrite; and

• 25ft x 25ft x 25ft blocks were appropriately coded using an inverse distance cubed estimation.

Mineralization

Copper mineralization has been identified across nearly the entire area investigated by Lion CG's drilling programs at the MacArthur Project area.  Copper mineralization covers an area of approximately two square miles defined by drill holes on 500 feet to 250 feet spacing north of the MacArthur pit to approximately 150 feet spacing within the pit.

Oxide, chalcocite, and primary copper mineralization is hosted in granodiorite, quartz monzonite, and in quartz biotite-hornblende (quartz monzonite) porphyry dikes all of middle Jurassic age. An insignificant percentage of oxide copper is also hosted in northwest striking andesite dikes that make up less than approximately one to two percent of the host rocks on the Property. Fracturing and favorable ground preparation supplied the passageways for the copper to migrate.

Copper oxide minerals are exposed throughout the MacArthur Deposit, evidenced in the pit walls as primarily green and greenish-blue chrysocolla CuSiO3·2H20 along with black neotocite, aka copper wad (Cu, Fe, Mn) SiO2, with very minor azurite Cu3(OH2)(CO3) and malachite Cu2(OH2)CO3, while tenorite (CuO) was identified with the electron microprobe (Schmidt, 1996). Copper-enriched limonite was identified by Anaconda as the mineral delafossite (CuFeO2). Chalcocite has been identified in drill holes below and north of the MacArthur pit and in drilling throughout the Property. The sulphides digenite (Cu9S5) and covellite (CuS) have been identified petrographically in drill cuttings. Bornite (Cu5FeS4) has also been identified petrographically in the Gallagher area. The oxide copper mineralization is fracture controlled, coating joint and fracture surfaces and within shears and faults. Both green and black copper oxides are frequently found on 1 to 5 millimeter fractures, as coatings and selvages and may be mixed with limonite. The fractures trend overall N60°W to N80°W (bearing 300° to 280° azimuth) and generally dip to the north.  Limited turquoise is found on the Property, mainly in small veinlets. On a minor scale, oxide copper mineralization replaces feldspar phenocrysts in the igneous host units, favoring andesite.

A significant amount of chalcocite has been intersected in drill holes. Chalcocite is seen on drill chips or drill core coating pyrite and replacing chalcopyrite as tiny, blackish "dustings" and thin to thick coatings, strongest when occurring on and near the MacArthur fault. Chalcopyrite is present as disseminations and veinlets, with or without chalcocite. As much of the historic and current drilling was stopped at shallow (less than 400 to 500 foot) depths, the scope and extent of chalcopyrite mineralization has not been fully defined.

Both copper oxide and chalcocite mineralization occur over approximately 10,000 feet east-west by 5,000 feet north-south. Copper oxides are structurally controlled coating fractures, joint surfaces, and developed as green or black "streaks" within shears and faults over several feet.  Oxide mineralization occurs as tabular, flat-lying shapes extending with good continuity 150 feet below surface and less continuously up to 600 feet below surface. Chalcocite mineralization in tabular geometry ranges to 50 feet or more in thickness, mixed with or below oxide mineralization.

Primary chalcopyrite mineralization occurs as porphyry style disseminations or as veinlets in quartz monzonite associated with potassic alteration below both the oxide and chalcocite mineralization. Significant chalcopyrite mineralization was intersected from 4,500 feet to 5,500 feet north of the MacArthur pit in core holes QM-100 (0.58% Cu over 65 feet) and QM-164 (1.32% Cu over 64 feet) respectively. Both intercepts represent veinlet and disseminated primary mineralization, open to the north. Lion CG's drilling program in the Gallagher area has delineated a zone of chalcopyrite mineralization that extends over a north-south distance of 2,500 feet. The primary sulphide zone has a defined width of 500 feet and extends to a depth of approximately 650 feet.  Lion CG's drilling within the MacArthur pit has just touched upon primary copper mineralization, generally occurring in wispy quartz chalcopyrite veinlets.  This mineralization remains open at depth.

Petrographic study of drill core from holes QM-100 and QM-164 describes veinlet and disseminated copper mineralization as well as copper-bearing sheared, milled quartz veining underlain by potassic feldspar flooding.

Deposit Types

The MacArthur Deposit is a supergene enriched, oxidized porphyry copper system.  Although the porphyry system likely developed in near-vertical geometry, regional studies (Proffett and Dilles, 1984) suggest the deposits in the Yerington area are tilted westerly approximately 60 to 90 degrees from its original vertical position and extended to the east so that the map view is actually a structural cross-section. The original northwest strike of the near vertical porphyry dikes resulted in a northerly dip of the structures with the post mineral tilting.

The alteration visible in outcrops and drill samples is consistent with the west tilted, near horizontal orientation of the porphyry system. Phyllic alteration from the upper portion of the porphyry system dominates to the west. The alteration grades to potassic in the central MacArthur pit area and pervasive sodic-calcic alteration dominates in the eastern portions of the MacArthur pit and in the far northeastern portion of the Property.

Copper occurrences in the MacArthur pit area are related to primary copper sulphides associated with a porphyry copper center. The primary chalcopyrite (CuFeS2) was enriched by supergene chalcocite (Cu2S) and later exposed to oxidation forming chrysocolla (CuSiO3) and black copper wad (Cu, Fe, Mn, SiO2) (Figure 8-1). In the North Ridge area the chalcocite blanket shows only minor oxidation. The supergene blanket follows current topography except to the north of 14,189,500E (approximately) where it has a shallow dip to the north (Figure 8-2).

Primary porphyry copper sulphides have also been intersected north of the North Ridge area in drill thicknesses up to 100 feet, and also in the Gallagher area. These intercepts may be related to the MacArthur porphyry center or a new, yet-to-be discovered porphyry copper deposit.

Figure 8-1. East-West Cross-Section

Figure 8-2. North-South Cross-Section

Exploration and Drilling Results

From April 2007 to November 2011, the Company completed 414 drill holes.  In 2021, ten additional exploration diamond core holes were completed. The ten-hole program was designed to assess the likelihood that further drilling would upgrade portions of the resource from Inferred to Indicated and expand the overall size of the current resource.

There are three different mineralization zones encountered at MacArthur. All three mineralization zones - oxide, mixed chalcocite/oxide, and primary sulphide - have grown with additional drilling and none are yet entirely closed off.

Oxide Zone Exploration

The extents of the oxide mineralization on the Property remain open to the south-southeast.

Five thousand feet west of the MacArthur pit, holes QM-133 and QM-153 intersected 0.27% Cu over 235 feet and 0.16% Cu over 125 feet, respectively, of oxide and acid soluble copper.  The mineralization is open 1,000 feet further to the west.

Southeast of the MacArthur pit, holes spaced from 500 to 1,000 feet apart contain 0.1 to 0.3% Cu intercepts. Holes QM-142, QM-108, and QM-140 encountered 0.21% Cu over 50 feet to 0.31% Cu over 10 feet in an area that remains untested for 3,000 feet to the Shuman area (3,500 feet south of the MacArthur pit) where oxide intercepts of 0.24% Cu over 45 feet and 0.39% Cu over 30 feet were encountered from surface. Mineralization in these holes (referred to as the Shuman drill holes) is open in all directions, but obscured to the south by Tertiary volcanic cover.

Holes QM-326 and QM-327, drilled on the southern edge of the current oxide resource, each intersected near surface oxide mineralization. Significant intercepts include 0.27% Cu over 22 feet and 0.70% Cu over 24 feet from QM-326 and QM-327, respectively. Both holes also indicate the potential for additional oxide resource expansion to the south and southeast.

Holes QM-321 and QM-322 were drilled on the south/southeastern edge of the current oxide resource. Both holes intersected near surface oxide mineralization; QM-321 intersected 0.17% Cu over 45 feet and QM-322 intersected 0.11% Cu over 102 feet. Both holes also indicate the potential for an additional oxide resource to the south.

Chalcocite - Oxide Zone Exploration

Three holes (QM-319, QM-320, and QM-328) were drilled on the north to northwestern edge of the current resource. Each hole intersected oxide and chalcocite mineralization. Significant chalcocite intercepts include hole QM-320 (0.58% Cu over 102 feet, including 0.70% Cu over 74 feet); QM-328 (0.44% Cu over 77 feet); and QM-319 (0.13% Cu over 48 feet). Each hole contains additional acid soluble copper intercepts.

Additionally, hole QM-324 (which was testing for infill oxide mineralization) identified chalcocite coating pyrite and chalcopyrite, including 0.39% Cu over 32 feet.

Primary Sulphide Zone Exploration

Primary, porphyry - style copper mineralization has been encountered in the Gallagher area and in the north porphyry target area.  In the Gallagher area, primary copper mineralization occurs from 450 feet depth in QM-010, with 0.43% Cu over 155 feet to 0.74% over 76 feet in QM-046 from 1,279 feet depth as chalcopyrite disseminations and veinlets. Additional drilling to target primary sulphide mineralization is warranted for as there are only eight holes exceeding 800 feet depth over an approximate one-half square mile area.

Lion CG's drilling program at the north porphyry target, some 3,000 feet north of the MacArthur pit, encountered 115 feet of mineralization (partially enriched with chalcocite) averaging 1.15% Cu at a depth of 470 feet in drill hole QM-068. A similar section of mineralization in QM-070 (500 feet east of QM-068) averaged 1.02% Cu over a thickness of 45 feet at a depth of 435 feet. Together with mineralized intercepts in QM-072, (500 feet east of QM-070) which cut 15 feet of 1.2% Cu; the results indicated a possible porphyry center in the foot wall of the MacArthur fault. In 2010 this concept was favorably tested 1,500 feet north of QM-068 where hole QM-100 intersected 0.58% Cu over 65 feet from 1,203.5 feet.  During 2011, QM-100 was offset 1,000 feet north by QM-164 returning 1.32% Cu over 64 feet from 1,673 feet depth. These primary sulphide intercepts define a 6,000 foot mineralized zone (corridor), including the oxide mineralization at the MacArthur pit north to the sulphide intercepts in QM-164, untested 500 feet east and west of QM-100 and QM-164 and open to the north.

Holes QM-319 and QM-320 were drilled to depths of 800 feet and 1,188.5 feet, respectively, to test under-drilled induced polarization geophysical anomalies. Both holes intersected zones of primary mineralization, occurring as wispy quartz-sericite-biotite-sulphide veinlets/vein haloes, which are commonly associated with porphyry-style mineralization in the Yerington District. These two holes provide important guidance for primary sulphide drilling in future programs.  Hole QM-323 (also designed to infill oxide mineralization) identified 0.20% Cu over 80 feet and additional shorter zones of chalcopyrite mineralization.  Multiple untested induced polarization and geologic targets remain untested, mainly on the northeastern portion of the Property.

Geophysics

Two major datasets exist for the geophysical work undertaken in the Yerington District.  The first is magnetic data which includes historical and more recent studies undertaken by Lion CG.

The historical data includes an Anaconda Company 1966 fixed wing survey running 400 m N-S lines.  The goal was to identify magnetic lows which could indicate magnetite-destructive alteration similar to the Yerington deposit.  Additionally, two HeliMag surveys were undertaken by Lion CG in 2007 and 2012 over the Yerington District.  These surveys confirmed many of the magnetic lows identified in the Anaconda survey and further identified additional magnetic lows, some of which include the MacArthur Project.

The second major dataset includes Induced Polarization/Resistivity (IPR) surveys run over MacArthur Project.  Historically, Bear Creek ran 11 N-S oriented lines in 1963 and McPhar Geophysics ran an additional 26 lines N-S lines.  The two surveys covered over four kilometers in the east-west direction and five kilometers in the north-south direction.  The nominal depth of investigation was limited, looking less than 1,000 feet of depth.  The data was inverted using Zonge International 2d inversion software and found to be of good quality.

Lion CG followed up with multiple IPR surveys in 2009 (7 N-S lines), 2011 (4 N-S lines, and 2016 (4 N-S lines) with the goal expanding the depth and lateral extent of the previous surveys.  Investigation depths of these surveys range from ~1,200 feet to greater than 4,500 feet.

The surveys undertaken by Lion CG has identified multiple IPR targets.  As expected, the targets are below the oxidized portion of the Project remain untested.  Lion CG is evaluating and prioritizing which geophysical targets are of the most interest for future exploration.

Exploration and Drilling History

Despite the numerous shallow pits and prospects across the MacArthur Property, there is little available published production information. Over the history of the Project, several operators have contributed to the pre-Lion CG drill hole database of more than 300 holes.  Table 10-1 summarizes the exploration history of the MacArthur area prior to Lion CG's entry.  Figure 10-1 shows the location of all historical drill holes.

Table 10-1. Historic Exploration Drilling

MacArthur Project
Operator	Drill Program Date Range	Number of Holes Drilled	Feet Drilled
U.S. Bureau of Mines	1947-1950	8	3,414
Anaconda Company	1955-1957	14	3,690
Bear Creek Mining Company	1963-19??	~14	Unknown
Superior Oil Company	1967-1968	11	13,116
Anaconda Company	1972-1973	280	55,809
Pangea Explorations, Inc.	1987-1991	15	2,110
Arimetco International, Inc.	Unknown	Unknown	Unknown
Total		~342	~78,139

During the late 1940s, Consolidated Copper Mines consolidated various claims into a single package that became known as MacArthur, and then attracted the interest of the U.S. Bureau of Mines during their investigation and development of domestic mineral resources.  The Bureau of Mines completed 7,680 feet of trenching in 1948 and followed up with eight diamond drill holes for 3,414 feet in 1950 (Matson, 1952).  Five of the U.S. Bureau of Mines' holes (1-5) fall within the northern segment of the present-day MacArthur open pit (Table 10-2).  Holes number 6 through 8 were collared in an area of widespread iron oxide staining approximately 2,000 feet north of the MacArthur pit within Lion CG's mineral resource mine plan footprint.  Oxide copper was intersected in the southern drill holes 1 through 5 while secondary, sooty, chalcocite enrichment was found in the northern drill holes 6 through 8. Following the U.S. Bureau of Mines exploration and drilling programs, Consolidated Copper abandoned their claims.

[Remaining page is intentionally left blank]

Table 10-2. U.S. Bureau of Mines 1947-1950 Drillings Highlights

MacArthur Project
Hole ID	Total Depth (feet)	Key Intercepts (interval or thickness in feet and % Cu)	Notes
Hole 1	220	110+: 0.2%	Bottomed in +0.2% Cu
Hole 2	556 (-45º)	509-556: 0.55%	Bottomed in 0.55% Cu
Hole 3	428	245-286: 0.40%
Hole 4	469 (-45º)	79-114: 0.82%, av. 0.2+/-%	Lost hole
Hole 5	510	291+: 0.25%; av. 0.2+/-%	Bottomed in 0.25% Cu
Hole 6	409	241-303: 0.61%. 303+: 0.15%	Bottomed in 0.2% Cu
Hole 7	428	262-297: 0.51%
Hole 8	394	250-299: 0.36%	Lost hole

[Remaining page is intentionally left blank]

During the middle 1950s, Anaconda, by then operating the Yerington mine, acquired leases and began investigations at MacArthur including 33 shallow drill holes (only 11 of which exceeded 100 feet in depth) during 1955, 1956, and 1957.  Six Anaconda holes ( Mc-12, Mc-14-17, and Mc-19) fall within the current MacArthur pit limits. Key interval assay results from the holes exceeding 100 feet in depth are shown in Table 10-3 (Anaconda Collection-American Heritage Center). Anaconda, likely searching for shallow oxide feed for their Yerington mine, abandoned the claims sometime after 1957.

Table 10-3. Anaconda Company 1955-1957 Drilling Highlights

MacArthur Project
Hole ID	Total Depth (feet)	Key Intercepts (Interval in feet and % Cu)	Notes
Mc 9	388	153-188: 0.52% Cu	Bottomed in <0.1% Cu
Mc 10	350	139-161: 0.44% Cu	Bottomed in 0.09% Cu
Mc 11	299	144-178: 0.32% Cu	Bottomed in 0.2% Cu
Mc 12	471	267-273: 1.0% Cu
Mc 13	292		Bottomed in <0.1% Cu
Mc 17	152		Bottomed in 0.12% Cu
Mc 18	493	306-380: 0.35% Cu	Bottomed in 0.13% Cu
Mc 19	347	65-150: 0.22% Cu	Bottomed in 0.08% Cu
Mc 20	292		Bottomed in 0.06% Cu
Mc 21	252		Bottomed in 0.05% Cu
Mc 22	263	235-245 1.02% Cu	Bottomed in 0.15% Cu

In 1963, Bear Creek Mining Company (Bear Creek) optioned claims on the MacArthur Property that included leases on the Gallagher area to the west (within Lion CG's current claim position) as well as staking additional claims. Bear Creek completed large-scale geologic mapping, rock chip (and float) grid sampling, alteration mapping, Induced Polarization/Resistivity (IPR) and audio magneto-telluric geophysical surveys, and drilled at least fourteen air rotary holes, the deepest to 663 feet.  Exploration drilling was targeted on limonite cappings and on IP anomalies.  Bear Creek drilled north and west of the MacArthur pit boundaries (within Lion CG's current claim position), focusing most of their attention and drilling in the Gallagher area.

During 1967 to 1968, The Superior Oil Company (Superior) optioned the claims formerly held by Bear Creek and drilled 13,116 feet in eleven holes as rotary pre-collar, core finish, to test the concept that a deep primary sulphide-bearing porphyry copper material shell might underlie the MacArthur oxide mineralization that had previously been tested no deeper than 663 feet.  Two of Superior's holes were collared along the current north margin of the MacArthur pit while the remainder fall within Lion CG's claim boundaries.

During the early 1970s, with mining of the Yerington mine oxide material nearly complete, Anaconda acquired a land position and launched an extensive trenching and rotary drilling program (more than 225 rotary holes for approximately 46,000 feet in 1972 and 55 rotary holes for approximately 9,809 feet in 1973) over and adjacent to the present-day MacArthur pit. The result was an oxide resource approaching 13 million tons of plus 0.4% Cu (1972 data only and not CIM-compliant), described as an oxidized low-grade copper deposit which has been locally enriched by exotic copper (Heatwole, 1978). Anaconda's resource calculations were developed into the mine plan supporting the 5.0 million tons at 0.30% Cu mined from the MacArthur pit by Arimetco during 1995-1997.

During 1987 to 1991, Pangea Explorations, Inc. (Pangea) located 304 unpatented lode claims and conducted a gold evaluation of the MacArthur area from the present-day MacArthur pit westerly to the Gallagher area. Pangea's program included over 549 rock chip samples, geologic and alteration mapping, followed by trenching two target areas (Adams, 1987). Eight trenches totaling over 1,420 feet were cut and sampled in the Gallagher area and four additional trenches totaling over 720 feet located in an undefined "north target."  Table 10-4 details some of Pangea's exploration drilling results.  Anomalous gold values from the rock chip program (41 samples exceeding 0.015 Au oz/ton) led to a 15-hole / 2,110-foot RC drilling program with 1,310 feet in seven holes testing the Gallagher area.  Pangea found the drilling results discouraging (best assay value of 0.026 Au oz/ton over 5 feet) and abandoned the Property.

Table 10-4. Pangea 1987-1991 Drilling Highlights

MacArthur Project
Hole ID	Interval	Interval Length	Gold Grade
	(feet)	(feet)	(Au oz/ton)
MAC 91-1	20-45	25	0.012
	165-175	10	0.013
MAC 91-2	100-110	10	0.012
	130-145	15	0.016
MAC 91-3	75-90	15	0.013
MAC 91-4	45-55	10	0.011
	145-155	10	0.015
MAC 91-5	90-100	10	0.011
MAC 91-6	85-95	10	0.021
	100-110	10	0.014
	85-110	25	0.014
MAC 91-7	5-15	10	0.015
	55-75	20	0.016
MAC 91-8	105-115	10	0.016
MAC 91-9	75-85	10	0.015
MAC 91-10	60-80	20	0.014
MAC 91-11	20-30	10	0.011

During the late 1980s through the late 1990s, Arimetco consolidated a major land position in the Yerington mining district consisting of over 8,500 acres including 85 patented claims. Arimetco entered the district to extract copper by heap leaching methods, with initial production from the Anaconda Yerington mine dumps, oxide stockpiles and Yerington mine vat leach tailings.  Arimetco's leach pads were located on the Yerington mine property approximately five miles south of the MacArthur Project. During evaluation and mining of the MacArthur mine, Arimetco drilled an unknown number of holes as a check on Anaconda's 1972 to 1973 drilling.  Anaconda's drilling and resource calculations provided the mine planning data for Arimetco's MacArthur mine. Due to depressed copper prices at the time, Arimetco abandoned their claim position and filed for bankruptcy in 1999.

Figure 10-1. Location of Historic Drill Holes in Nevada State Plane Coordinates

[Remaining page is intentionally left blank]

Current Drilling

In 2011, drilling  centered on an approximate one-half square mile area from the North Ridge area to the present-day MacArthur pit, and the Gallagher area located west of the existing MacArthur pit.  Drill spacing was reduced to 250-foot centers on several drill fences. South-bearing angle holes tested the WNW, north dipping structural / mineralized grain and east- and west-bearing angle holes tested orthogonal structure.  In 2021, a focus was made to continue upgrading the resource calculation in the main portion of the MacArthur Project as well as to step out to the east-southeast to test for additional acid soluble copper mineralization.  Holes were drilled both vertically and south bearing to test for the structure grain.

Also during 2011, 3,275 feet of PQ size core was drilled at 26 sites for the purpose of metallurgical test work. PQ holes twinned existing Lion CG RC and core holes. PQ holes were prefixed by "PQ-11" followed by the ID of the twinned hole.

In 2021, 5,147 feet of exploration drilling in ten holes was completed, and 4,445 feet of PQ size core was drilled in thirteen holes for metallurgical sampling. (See Figure 10-2). The PQ holes twinned existing Lion CG RC and core holes. PQ holes were prefixed by "PQ-21" followed by the ID of the twinned hole.  These samples are currently at McClelland Laboratories, Inc., Sparks, Nevada for assay and column testwork.

[Remaining page is intentionally left blank]

Figure 10-2. Drill Hole Location Map - Lion CG Drilling1

998,000E
1,000,000E
1,002,000E
1,004,000E
1,006,000E
1,008,000E
14,191,000N
14,189,000N
14,187,000N
14,185,000N
QM-320
QM-319
QM-328
QM-324
QM-322
QM-323
QM-321
QM-326
QM-327
N
0
1000
2000
FEET

_____________________________________
1 2021 exploration drill holes are highlighted with a white circle

Downhole Surveys

During 2011 five holes were downhole surveyed by International Directional Services, Elko, Nevada operating a surface recording Gyroscope. Downhole surveyed holes included:  QM-163, 164, 165, 166, and 177. To date, downhole surveys have been completed on 57 of the Lion CG holes, and are now commonly done for holes greater than 1,000 feet deep.

Current Drilling Methods

Lion CG has explored the MacArthur Project with both RC) and diamond core drilling methods. RC holes have been drilled by Diversified Drilling LLC, Missoula, Montana, DeLong Construction Inc., Winnemucca, Nevada, and by Leach Drilling Inc., Silver Springs, Nevada. During 2007-2008 the core drilling was contracted to Kirkness Diamond Drilling of Dayton, Nevada, and Kirkness Brothers Diamond Drilling (aka KB Drilling Co, Inc.) of Carson City, Nevada. Major Drilling America, Inc., Salt Lake City, Utah, conducted core drilling during 2009-2010. Core drilling during 2011 was contracted to Ruen Drilling Inc., Clark Fork, Idaho.  In 2021, core drilling was contracted to National EWP, Elko, Nevada.

Lion CG has completed 220,241 feet of drilling in 424 drill holes since 2007.  Core drilling accounts for 51,758 feet in 81 holes and RC drilling accounts for 168,483 feet in 343 drill holes.  Table 10-5 shows Lion CG's yearly exploration drilling footage.

The total area covered by MacArthur Project drilling is approximately 12,500 feet east-west by 6,000 feet north-south at approximate drill spacing of 500 feet.  Drill spacing reduces to approximately 250 feet within an approximate 1,500 feet east-west by 1,000 feet north-south within the northeast portion of the MacArthur pit and reduces to 250 foot spacing over portions of a 5,000 foot square area north of the MacArthur pit.  Historic Anaconda drill spacing is approximately 125 feet in the MacArthur pit.

[Remaining page is intentionally left blank]

Figure 10-3. Lion CG Exploration Drilling by Year

Reverse Circulation ("RC") Drilling Sampling Method

All RC drilling is conducted with water added to eliminate dust. A percussion hammer with interchange sampling system has been used by the RC drill. Samples are collected in a conventional manner via a cyclone and standard wet splitter in 17-inch by 26-inch cloth bags placed in five-gallon buckets to avoid spillage of material.  Sample bags are pre-marked by Lion CG personnel at five-foot intervals and also include a numbered tag bearing the hole number and footage interval. Collected samples, weighing approximately 15 to 20 pounds each, are wire tied, and then loaded onto a ten-foot trailer with wood bed allowing initial draining and drying. Each day, Lion CG personnel, or the drillers at end of their shift, haul the sample trailer from drill site to Lion CG's secure sample preparation warehouse in Yerington, Nevada. Geologic logging samples are collected at the drill site in a mesh strainer, washed, and placed in standard plastic chip trays collected daily by Lion CG personnel.

Core Drilling Sampling Method

For exploration drilling core diameter was HQ (approximately 2.75-inch).  Following convention, at the drill site core was placed in wax-impregnated, ten-foot capacity cardboard boxes. Sample intervals vary from less than one foot to six feet, dependent upon rock consistency.  Sample boxes were delivered to Lion CGs secure sample warehouse in Yerington, Nevada by the drill crew following each 12-hour shift.

PQ core drilling for metallurgical testwork followed similar protocol as exploration drilling.  PQ core was placed in wax-impregnated, five-foot capacity cardboard boxes and delivered to Lion CG's secure sample warehouse by the drill crew following each 12-hour shift.  After logging, PQ core was wrapped in airtight plastic bags to prevent oxidization.

Core boxes were stacked on pallets, secured with plastic wrap and steel banding for shipment.  For the metallurgical studies, samples were sent to METCON Research Laboratories in Tucson, Arizona via UPS Freight.  The samples currently undergoing assay and column testwork were shipped to McClelland Laboratories, Inc. in Sparks, Nevada via UPS Freight.

Drilling, Sampling and Recovery Factors

No factors were shown that could materially impact the accuracy and reliability of the above results.  With few exceptions, core recovery exceeded 80% while RC recovery is estimated to be greater than 95%.

Sample Quality

It is IMC's opinion that Lion CG's samples of the MacArthur Project are of high quality and are representative of the Property. This statement applies to samples used for the determination of grades, lithologies, densities, and for planned metallurgical studies.

It is the opinion of the author that during the period in 1972 to 1973 when Anaconda explored and drill tested the MacArthur Property, the drill samples taken by Anaconda were representative of the deposit and the methodologies commonly used by the industry at that time.  This statement applies to samples used for the determination of grades, lithology, and densities, as well as metallurgical performance, supported by similar determinations and conditions being carried out at that time at Anaconda's Yerington mine operation and as referenced below in an internal Anaconda report (Heatwole, 1972), portions of which follow:

"From March to November, 1972, over 225 holes were drilled... Approximately 33,000 feet of vertical hole and 13,000 feet of angle hole were drilled using percussion and rotary methods."

The majority (62%) of the drilling, which was supervised by Anaconda's Mining Research Department, was accomplished using Gardner-Denver PR123J percussion drills. The percussion drill was fitted with a sampling system designed by the Mining Research Department, which collected the entire sample discharged from the hole. The remainder of the drilling was done by Boyles Brothers Drilling Company using rotary and down-the-hole percussion equipment.

While no details are available regarding Anaconda's exact assaying protocol and quality control during drilling at the MacArthur Property, an interview conducted by Lion CG personnel in October 2008 with Mr. Henry Koehler, Anaconda's Chief Chemist during the 1960s and 1970s, confirmed that the techniques and procedures implemented conformed to industry standards for that era.  Mr. Koehler was employed in Anaconda's analytical laboratory from 1952 to mine closure in 1978.  He currently resides in Yerington, Nevada.

Sample Preparation, Analysis and Security of Samples

IMC has reviewed all of the Lion CG sample preparation, handling, analyses, and security procedures during its site visit on February 14 and 15, 2022. No drilling was in progress at the time, but all procedures were reviewed and meet accepted industry protocol.  It is IMC's opinion that the current practices meet NI 43-101 and CIM-defined requirements. During an earlier review by Tetra Tech, it was recommended that standards be stored in a locked and secured area, which is the current practice.

Reverse Circulation Sample Preparation and Security

RC sample bags, having been transported on a ten-foot trailer by Lion CG personnel from the drill site to the secure sample warehouse, are unloaded onto suspended wire mesh frames for further drying. Diesel-charged space heaters assist in drying during winter months. Once dry, sets of three samples are combined in a 24- by 36-inch woven polypropylene transport ("rice") bag, wire tied, and carefully loaded on plastic lined pallets.  Each pallet, holding approximately 13 to 15 rice bags, is shrink-wrapped and further secured with wire bands. Lion CG's samples were shipped via UPS Freight to Skyline Assayers & Laboratories (Skyline), Tucson, Arizona through 2008. During the 2009-2010 drill campaign, Skyline dispatched a transport truck from Tucson to collect samples. In 2011, Skyline established a sample preparation facility in Battle Mountain, Nevada, from which trucks were dispatched to pick up Lion CG's drill samples under a chain of custody protocol.  Following sample preparation in the Battle Mountain facility, Skyline ships a representative pulp sample to the Skyline laboratory in Tucson, Arizona for analysis.

Complying with earlier recommendations from Tetra Tech, Lion CG now weighs each shrink-wrapped pallet of samples prior to departure from Yerington. Rejects and pulps are returned to Lion CG and stored under cover in a secure location.

Core Sample Preparation and Security

Drill core, having been transported at end of each shift by the drill crew to Lion CG's secure sample warehouse, is logged by a Lion CG geologist who marks appropriate sample intervals (approximately 5 feet) with colored flagging tape and marks the core with a wax pencil to indicate appropriate location for sawing or splitting.  Each core box, bearing a label tag showing drill hole number, box number, and box footage interval, is then photographed. Rock quality designations (RQD), magnetic susceptibility, and recovery measurements are taken. Core preceding drill hole QMCC-20 was sawed in half by Lion CG personnel; core holes QM-026, QM-036, QM-041, QM-046, and QM-049 were split in half using a hydraulic powered blade at the warehouse by Lion CG personnel.  From 2010-2011 core holes were sawed by ALS Minerals Laboratory, Reno, Nevada (ALS).  In 2021, SPS personnel sawed and/or split the core samples.  Samples with a large percentage of clay were split to preserve the fines.

When on-site sawing and or splitting was done, one half of the split was bagged in 11- by 17-inch cloth bags marked with drill hole number, footage interval, and sample number for assay while the other half was returned to the appropriate core box for storage in the sample warehouse.  From 2007-2011, approximately five to six cloth sample bags were combined in a larger 24- by 36-inch transport polypropylene ("rice") bag, wire tied, and carefully loaded on plastic lined pallets. Each pallet, holding approximately 13 to 15 rice bags, was shrink-wrapped and further secured with wire bands for shipment to Skyline in Tucson.  In 2021, the cloth sample bags were placed in plastic storage bins provided by the assay lab.  The sample bins are covered, loaded onto a flat- bed truck, and transported to Skyline in Tucson, Arizona by laboratory staff.  The same chain of custody protocol is used for both RC and core samples.

Following geologic logging and RQD measurements, the core portions of holes QM-099, QM-100, and QM-109 (2009-2010) and QM-163, QM-164, QM-165, QM-177 and QM-185 (2011 program) were strapped and shrink wrapped on pallets for shipment to ALS.  Core samples were picked up from the warehouse by a Reno, Nevada-based ALS Minerals driver, and sample pallets were weighed upon receipt by the laboratory. ALS personnel sawed the core in half, one half for assay at the ALS laboratory, storing the other half in the core box for return to Lion CG. Chain of custody procedures for ALS Minerals follow the format described for Skyline.

Following geologic logging, magnetic susceptibility and RQD measurements, and photography, PQ core for metallurgical testing was shrink-wrapped in its cardboard core box, stacked on pallets, shrink-wrapped together, wire banded, and weighed. In 2011, pallets were shipped to METCON Research Laboratories, Tucson, Arizona via UPS Freight. Chain of Custody was signed upon departure from Yerington and receipt in Tucson.  In 2021, PQ samples were shipped to McClelland Laboratories, Sparks, Nevada via UPS Freight with the sample chain of custody procedures.

Sample Analysis

During 2007, 12 core holes were analyzed at American Assay Laboratories (AAL) in Sparks, Nevada. AAL is ISO/UEC 17025 certified as well as a Certificate of Laboratory Proficiency PTP-MAL from the Standards Council of Canada.

Lion CG elected to use Skyline Assayers & Laboratories (Skyline) an ISO certified assay lab in Tucson, Arizona for all further analytical work. Samples submitted to AAL were re-assayed (pulps or rejects) by Skyline for consistency of the data set.  Lion CG samples arrived at Skyline via UPS freight from 2007-2008.

Core from holes QM-099, QM-100, and QM-109 (2009-2010) and QM-163, QM-164, QM-165, QM-166, QM-177 and QM-185 (2011 program) were submitted to ALS Minerals, Sparks, Nevada.  ALS Minerals is an ISO registered and accredited laboratory in North America.  From 2009-2011 samples were picked up by a transport truck dispatched by Skyline from its temporary facility in Battle Mountain, Nevada and 2021 by a transport truck dispatched from Tucson by Skyline. A quality assurance and quality control assay protocol (QA/QC) has been implemented by Lion CG where one blank and one standard are inserted with every 18 drill hole samples going into the assay stream. The Skyline assay procedures are as follows:

  For Total Copper: a 0.2000 to 0.2199 gram (g) sample is weighed into a 200-milliliter (ml) flask in batches of 20 samples plus two checks (duplicates) and two standards per rack. A three-acid mix, 14.5 ml total is added and heated to about 250°C for digestion. The sample is made to volume and read on an ICP/AAS using standards and blanks for calibration.

  For Acid Soluble Copper: a 1.00 to 1.0199 g sample is weighed into a 200 ml flask in batches of 20 samples plus two checks (duplicates) and two standards per rack. Sulfuric acid (2.174 l) in water and sodium sulfite in water are mixed and added to the flask and allowed to leach for an hour. The sample is made to volume and read on an ICP/AAS using standards and blanks for calibration.

  For Ferric Soluble Copper (QLT): a 0.500 to 0.5099 g sample is weighted into a 200 ml flask in batch of 20 samples plus two checks (duplicates) and standards per rack.  Sulfuric acid ferric sulfate mixed with deionized water are mixed and added to the flask and allowed to leach for an hour.  .  The filtrate is cooled, made up to a standard volume, and the copper determined by AA with appropriate standards and blanks for calibration.

  For Sequential Copper Leach: consists of four analyses: Total Copper, Acid Soluble Copper, Cyanide Soluble Copper, and the difference, or Residual.  Following analysis for Total Copper and Acid Soluble Copper, the residue from the acid soluble test is leached (shake test) in a sodium cyanide solution to determine percent cyanide soluble minerals.  The Sequential Copper Leach is a different approach to the Ferric Soluble Copper (QLT) leach, with possible greater leaching of certain sulphides (e.g. chalcocite or bornite) during the cyanide leach step.

  For Acid Consumption of Pulps: a 2.00 to 2.10 grams is weighted into a 50 ml screw cap centrifuge in batches of 24 with two checks (duplicates) and two standards per rack.  Sulfuric acid is added to the sample and the shaken for an hour.  The sample is decanted into a 50 ml screw cap centrifuge tube where titration is undergone and acid consumption calculated with the Tiamo software program.

From 2009-2011, Lion CG requested 34-element trace element geochemistry from Skyline on selected samples which were analyzed by ICP.OES Aqua Regia Leach.

During 2009-2010 Lion CG core samples were picked up at Lion CG's warehouse facility by ALS Minerals personnel and transported to ALS Minerals laboratory in Sparks, Nevada.  ALS Minerals personnel sawed the core, saving one-half for return to Lion CG. ALS assayed core for trace element geochemistry with 48-element Four Acid "Near-Total" Digestion.

In keeping with Tetra Tech recommendations, beginning in 2009, Lion CG began a program to re-assay selected samples when blanks, standards, or repeat assays exceeded or were below the expected values by 15%, or blanks returned an assay of >.015% Cu. The QC program now re-assays standards outside +/- 2 standard deviations of the expected value, repeat assays +/- 15% of the original assay, and blanks greater than .015% Cu.

In 2020, to better understand acid consumption of the acid soluble mineralized zones, 111 pulps were analyzed by Skyline Laboratories.

Mineral Resources

The Mineral Resource Estimate for the MacArthur Project was presented in a Lion CG press release dated January 13, 2022.  Subsequent to that news release, the domain boundaries between North Ridge and Gallagher were updated slightly, resulting a minor increase to the total mineral resource.  A summary of the pit shell contained mineral resource is in shown in Table 14-1.

Table 14-1. MacArthur Project Area - Summary of Pit-Constrained Mineral Resource2

Classification	Ktons	Total Cu, %	Contained Cu Pounds x 1000
Measured	116,666	0.180	420,929
Indicated	183,665	0.158	579,479
Sum M&I	300,331	0.167	1,000,408
Inferred	156,450	0.151	471,714
_____________________________________
2 Cutoff grade: 0.06% TCu for Leach Cap, Oxide & Transition; cutoff grade for Sulphide: 0.06% for MacArthur & North Ridge, 0.08% for Gallagher.

The MacArthur Project Mineral Resources meet the current CIM definitions for classified resources. It should be noted that:

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies.

The qualified person for the mineral resource is Herbert E. Welhener of IMC.  The geologic interpretation was updated in late October 2021 by Lion CG and IMC and includes all drilling completed at site including the 2021 step out drilling.

The model covers 3.43 miles in the east-west direction, and 2.77 miles in the north-south direction.  Block grades were estimated for total copper as the assay work for asCu, CnCu and QLT are limited to only the Lion CG drilling.  Economic value to define the mineral resources at the MacArthur Project was applied to copper only.  No detailed economic analysis has been applied to the current mineral resource of the MacArthur Project and the economic values discussed here have been assigned to establish the component of mineralization with reasonable prospects of economic extraction.  The mineral resource was established using open pit optimization software.  All the deposits are contained within one large block model.  The purpose of the single model is to accommodate future infill drilling and/or additional exploration data to be incorporated into a single model framework.  The largest components of mineral resources are in the MacArthur pit area and North Ridge domains followed by the Gallagher area.

The Mineral Resources for the MacArthur Project are contained within a pit shell defined by the current understanding of costs and recovery of copper based on the intended recovery method of heap leaching using sulphuric acid.  The MacArthur Project Mineral Resources meet the current CIM definitions for classified resources. It should be noted that:

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies.

The copper price used to define the mineral resource pit shell is $3.75 per pound.. The copper price and all costs are in U.S. dollars.  The recoveries and costs are based on recent reviews and adjustments to the 2012 PEA and subsequent work on the MacArthur Project. The sulphuric acid cost assumes an onsite acid plant.  The mining costs were determined by an internal review of IMC and are felt to be valid as of the date of this report. The input parameters for the definition of the pit shell using a floating cone algorithm are given in Table 14-11 and Table 14-12.  The resulting resource is summarized in Table 14-13 and the details are given in Table 14-14 and Table 14-15. The cutoff grades are 0.06% TCu for all material types in the MacArthur pit area and North Ridge, and the Leach Cap, Oxide and Mixed zones in Gallagher This cutoff is at or above an internal cutoff by material type (due to variable recovery) and was selected to have a consistent cutoff for all material types.  The cutoff for the Sulphide in Gallagher is 0.08% TCu due to the higher acid consumption and low recovery. A plot of the pit shells is shown in Table 14-18. Table 14-16 shows the details of the resource within the pit shell with increasing cutoff grades.

Table 14-11. Inputs to Definition of Pit-Constrained Mineral Resource - Recoveries

Mineralization	Recovery of Total Copper
Leach Cap	60.0%
Oxide	71.0%
Transition	65.0%
Sulphide	40.0%

Table 14-12. Inputs to Definition of Pit-Constrained Mineral Resource - Costs

Cost Center	Unit	Cost
SX/EW (no sulphuric acid)	Per Cu lb	$0.31
General & Administrative	Per Cu lb	$0.11
Cathode Transport	Per Cu lb	$0.05
Total per Cu pound cost	Per Cu lb	$0.47
Sulphuric Acid, cost	Per short ton	$63.50
Acid Consumption:
MacArthur - North Ridge	Per short ton	30 lbs/st
Gallagher	Per short ton	50 lbs/st
MacArthur - North Ridge	Cost/st	$0.95/st
Gallagher	Cost/st	$1.59/st
Cost per heap ton
Heap management (doze, rip)	Per short ton	$0.30
Heap foundation and liner	Per short ton	$0.67
Mining Cost	Per total st	$1.92

Table 14-13. MacArthur Project - Summary of Mineral Resource3

Classification	Ktons	Total Cu, %	Contained Cu Pounds x 1000
Measured	116,666	0.180	420,929
Indicated	183,665	0.158	579,479
Sum M&I	300,331	0.167	1,000,408
Inferred	156,450	0.151	471,714
_____________________________________
3 Cutoff Grade: 0.06% TCu for Leach Cap, Oxide & Transition; Cutoff Grade for Sulphide: 0.06% for MacArthur & North Ridge, 0.08% for Gallagher

Metallurgical Testing

The MacArthur Project generally consists of a Leach cap that grades into an oxidized copper zone ,transitioning through a mixed oxide/secondary copper zone and) into primary sulphides at depth. Essentially all metallurgical testwork to date has been conducted on the copper oxide resources with a few tests having been performed on secondary sulphide material.

The MacArthur Project has a long testing history of metallurgical bottle roll and column testwork from 1976 through 2011. Historical testwork by Anaconda in 1976 included bottle roll and column leach tests on samples collected from surface trenches. Arimetco performed a number of bottle and column leach tests on surface samples between 1992 and 1995 using several different metallurgical laboratories. Lion CG performed bottle roll and column tests between 2010 and 2011 through METCON Research ("METCON") in Tucson, Arizona (Carneiro, R.R.).

Of significance, Anaconda operated a vat leach facility processing oxide material from the Yerington Pit, the results from which were documented over the many years of operation. Arimetco also operated a number of leach pads between 1989 and 1995 treating oxide and transition material mined from the Yerington Pit.  However, between 1994 and 1997, approximately 5.0 million tons of ore was mined from the MacArthur pit and hauled Run of Mine ("ROM") to the Arimetco pads for processing. This commercial operational database for both the vat and heap leach operations was significant since both Yerington and MacArthur deposits are very similar in origin, geology and mineralization. A summary of several years of data from the vat leach operation is available for review.

A review of the METCON metallurgical testwork shows good copper extraction but variable acid consumption spatially throughout the deposit. METCON column testwork (32 columns) conducted in 2011 using material from 32 different PQ core holes (rather than material taken during surface sampling) was completed in 2011.

Combined, the 2011 METCON study, the Anaconda vat leaching data, and the Arimetco commercial leach pad data provided sufficient metallurgical information to gain a preliminary level of confidence.  However, additional metallurgical testwork is necessary to better understand acidification techniques and the resultant copper extraction spatially in the mineralized resource area. Recommendations for this test program are provided in Section 26 of the report.

Oxide Material Copper Extraction

Predicted copper extraction and acid consumption was derived from the existing metallurgical data base, METCON columns and Arimetco historical information. Figure 13-1 below shows column copper extraction versus grade during a 120-day leach cycle.  The 32 METCON columns average 60% extraction, which is globally near the extraction achieved by Arimetco at a similar copper grade. As grade increases, copper extraction increases. Figure 13-1 shows column copper extraction of 65%. Using a permanent heap leach pad, extraction is predicted to increase during residual leaching of the overlaid pads, greater than offsetting solution copper inventory buildup in the pad.  A 71% extraction was applied for the Oxide zone.

Figure 13-1. Comparison of Grade versus Copper Recovery Oxide Leach Material

Oxide Material Acid Consumption

Column testwork assumed the use of an acid cure application followed by continued acidification during leaching/rinsing of the columns. During the cure stage, 31.59 pounds of acid per ton of mineralized material was added. Following the acid cure, leaching of most columns consumed almost an equal amount of additional acid during the 120-day leach cycle. Most columns were operated between 1.5 and 1.6 pH during this leach cycle. It is probable that all 32 columns were over acidified both during the acid cure and leaching which resulted in excess acid consumption, averaging 57.3 pounds of sulfuric acid per ton of mineralized material processed.

The acid consumption was determined to be 45.4 pounds of sulfuric acid per ton of mineralized material outside of the Gallagher area. These testwork results, taken in conjunction with qualified opinion predicts that acid consumption may be reduced approximately 20% to 30 pounds of acid per ton of mineralized material considering the column over acidification that was realized combined with shortening of the leach cycle time to 90 days. Arimetco added 25 to 30 pounds of acid per ton of mineralized material with 7.7 pounds of acid consumed per pound of copper produced.  A higher acid consumption of 50 pounds per ton of mineralized material has been attributed to the Gallagher area based upon the column testwork.  The higher acid consumption is likely due to the more mafic rich granodiorite host rock.

Transition Material Extraction and Acid Consumption

Research for prediction of copper leach extraction from secondary sulphides (chalcocite)is limited to one METCON column. A number of bottle roll tests with high levels of secondary copper were also run but bottle roll tests are only considered index tests.  The total grade of the METCON column #4 was 0.363% copper with a cyanide soluble copper of 0.203% (secondary sulphide). Leach extraction of the secondary copper values was 56%, the extraction kinetics being slower than the oxide columns which is typical of secondary sulphide leaching. Leach extraction after 120 days was still significant and would continue in practice through the residual leaching of lifts as this material is overlaid by fresh mineralized material.

The total head iron content was 3.87% Fe with a tail residue of 3.32% Fe, showing an iron leach extraction of 6.22%. Test results from this column showed the least continuing acid consumption and iron extraction.  Acid added during the cure was 32.5 pounds of acid per ton of mineralized material. A total of 45.56 pounds of acid per ton of mineralized material were consumed during this 120-day column test. The pH of the leach solution on day one of the column test was 0.43 indicating that the column was likely over acidified, accounting for the over acidification, the acid consumption in the transition zone is considered to be 30 pounds of acid per ton of mineralized material.

During the leach cycle the column pH ran between 1.45 and 1.55 and was much easier to maintain at this level.

Ferric iron concentration was 14.3 g/l the first day of rinsing which supplies ferric iron for chalcocite leaching.  The ferrous iron was near zero after about 20 days of leaching showing that first stage chalcocite leaching was complete. The solution oxidation/reduction potential (ORP) remained about 650 mV after 20 days, ideal for second stage chalcocite leaching.

The head screen analysis of the one secondary sulphide column tested was coarser than the materials in the other 31 columns. This column also showed minimal chemical degradation. The head screen analysis was significantly coarser than the column averages and very little chemical degradation occurred. Chalcocite may tend to be more disseminated within the host rock than oxide material.  Although the copper grade in the column is not high, some acid will be generated during residual leaching as the second stage of chalcocite (covellite) is slowly leached resulting in elemental sulfur formation. Therefore, considering a shorter leach cycle time, acid consumption for secondary sulphide material leaching was predicted to be 30 pounds of sulfuric acid per ton of mineralized material.  Copper leach extraction with residual leaching is predicted at 65 percent.

Leach Cap and Sulphide Extraction and Acid Consumption

No column testwork has been performed on material from the Leach Cap and Sulphide zones.  Most of the copper-bearing material in the Leach Cap is considered to be oxide copper.  However, considering it has already undergone a natural leach cycle, the copper extraction is likely to be less.  A 60% extraction has been applied to this zone.  A 40% extraction was applied to the primary sulphide material based upon the limited solubility studies of pulps as described in Section 11 of this report.  An acid consumption of 30 pounds per ton of mineralized material was also applied, the same as the main portion of the MacArthur Project.

Additional column testwork is necessary to fully understand leach kinetics and acid consumption for the MacArthur Project.  These additional tests are currently underway.

b. Yerington Mine

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

In 1976, all assets of Anaconda, including the Yerington Pit, were purchased by the Atlantic Richfield Company (ARCO) which in 1979 shut down dewatering pumps in the pit and closed the Yerington Pit due to low copper prices. In 1982, ARCO sold the entire Yerington Pit complex and Weed Heights town site to Mr. Don Tibbals of Yerington, Nevada, who scrapped the plant and equipment. At closure, before dewatering pumps were shut off, the Yerington Pit plan hosted a pre-stripped, non NI 43-101 compliant historic "reserve" of 98 million tons averaging 0.36% Cu containing approximately 696 million pounds of copper (K. L. Howard, Jr., Anaconda Internal Memo, 1979) within the ultimate pit design. The estimate was prepared from a geologic section calculation using a 0.2 %TCu cut-off grade. A qualified person has not done sufficient work to classify these historic estimates as a current mineral resource and Lion CG does not treat them as such. Although the 1979 estimate contained no classification for measured, indicated, or inferred resources as defined by NI 43-101, the total estimate compares favorably to an independent resource estimate completed by Tetra Tech under NI 43-101 in February 2012. An additional 22.8 million tons of material containing 136.8 million pounds copper was identified adjacent to the pit in this historic estimate. The K. L. Howard, Jr., Anaconda Internal Memo (1979) addressing this material is considered reliable because it cites mine reconciliation calculations and geologic projections from drill holes using a 0.2% Cu grade cut-off in an internal Anaconda memo by T. Leigh to W.C. Norem (1979).

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

In September 2012, SPS reached a voluntary agreement with the EPA (the "EPA Agreement") to participate in upgrading the system that manages fluids from the historic mining operation at the Yerington mine site. In exchange for SPS's participation in this work, the Company obtained a site-wide 'Covenant Not to Sue' for the contamination left at the site by former owners and operators of the historic mine operations.

The EPA Agreement provides for immediate environmental improvements to the site and allows SPS to continue exploration at the site while working cooperatively with the EPA, NDEP and the community. The EPA Agreement's 'Covenant Not to Sue' strengthens SPS's 'Bona Fide Prospective Purchaser Defense' against liability resulting from the contamination at the site prior to SPS's purchase.

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

In September 2014, SPS submitted to EPA a Final Report that documented the work SPS performed under the EPA Agreement. On January 7, 2015, the EPA issued a Notice of Completion to SPS confirming that the obligations of the Work to Be Performed and the Payment of Response Costs sections of the Settlement Agreement had been met. With the issuance of the Notice of Completion, SPS believes it does not have further obligations under the EPA Agreement, except for those as a landowner and as a Bona Fide Prospective Purchaser.

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

On June 3, 2019, the Company announced that SPS had entered into an agreement ("ARC-SPS Agreement") with Atlantic Richfield that outlines how the two entities will work together on the Site allowing Atlantic Richfield to complete its remedial activities and the Company to move forward with its development of the Site. The ARC-SPS Agreement is part of a state-regulated, privately-funded solution to long-standing environmental issues associated with previous mining activity at the Anaconda Copper Mine site. SPS has complied with the terms of the agreement as required to date.

The ARC-SPS Agreement memorializes the parties' commitments concerning cooperation, access, property rights, liabilities, federal land acquisition, and ensures preservation of SPS's property and mineral rights. The ARC-SPS Agreement also contains covenants not to sue and indemnification provisions between the parties.

Of particular note, the ARC-SPS Agreement will:

• Further reduce SPS's risks regarding environmental liabilities at the Yerington site associated with past mining prior to SPS's acquisition in 2011. This includes both the former Anaconda mining operations and the former Arimetco area known as OU8, previously an unfunded liability. ARC has agreed to design, build, operate and fund the remedy for the Arimetco portion of the Site as well as to implement a CERCLA-protective remedy for the Site.

• Provide SPS with the opportunity to consolidate its land position at Yerington with the possible conversion of certain BLM mining claims into private land transferred to SPS at nominal cost without attached liability for previous mining activity.

• Dovetail with more comprehensive plans by government agencies to transfer oversight of the Yerington mine site from federal to state jurisdiction under NDEP.

• Assist in creating a simpler path for mine cleanup and development by way of private land ownership and state oversight.

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

Information obtained from the review of historical information was used to guide a two-pronged program of drilling during the last half of 2011. A total of 21,887 feet were drilled in 42 holes. The core holes and four RC holes were drilled to twin Anaconda core holes, while the remaining RC holes were targeted for expansion of mineralization laterally and below historic drill intercepts along the perimeter of the Yerington Pit.

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

Future Work Plans

Lion CG believes the Yerington Pit project has potential for additional copper resources. Historic and current drilling data indicate that horizontal and vertical limits to the mineralization at the Yerington Pit have not yet been found. Additional exploration and in-fill drilling are being considered in an attempt to both expand and upgrade the current copper resources of the project prepared under NI 43-101 subject to financing. Historic and current drilling data indicate that horizontal and vertical limits to the mineralization at the Yerington Pit have not yet been found.

c. Bear Prospect, Nevada

The Bear deposit is located south-southeast of the MacArthur Project and is a large porphyry copper system that was discovered and partially delineated by Anaconda in the 1960s and by Phelps Dodge in the 1960s and 1970s. The deposit is open in several directions and was previously never consolidated under single owner.  Lion CG currently controls the Bear deposit through private land option agreements covering over 2,300 acres.  Additionally, Lion CG has data from 49 holes totaling 126,400 feet that defines a system covering an area of at least 2 square miles. The portion of the deposit controlled by Anaconda in the 1960s covered approximately 25% of this area. It has been estimated that the Anaconda drilling program defined more than 500,000,000 tons of mineralized material with an average copper grade of 0.40% (Dilles and Proffett, 1995).

The Company has five option agreements, entered from March 2013 to May 2015, to acquire a 100% interest in private land in Yerington, Nevada, known as the Bear deposit. Under the terms of these option agreements, as amended, the Company is required to make $5,423,000 in cash payments over 15 years ($5,029,000 paid) to maintain the exclusive right to purchase the land, mineral rights, and certain water rights and to conduct mineral exploration on these properties.

In 2014, SPS conducted an internal resource estimate of the entire Bear deposit, based upon the drill results from Anaconda and Phelps Dodge.  The resource was created in DataMine® using an inverse distance cubed methodology.  At a 0.35% TCu cutoff, the deposit contains 1.29 billion tons averaging 0.46% TCu (11.88 B lbs contained copper).  This resource has not been classified according to current CIM standards as a qualified person has not done sufficient work to classify this estimate.  It should not be relied upon and Lion CG does not treat it as a current mineral resource.

From 2015 to 2016, SPS conducted a drill program consisting of six holes totaling 20,474 feet.  Four of the holes extended known mineralization 2,000 feet N-NE by 3,000 feet NW-SE with intercepts averaging about 1,000 feet, ranging in grade from 0.14% to 0.42% TCu.

The Bear Deposit was discovered in 1961 by Anaconda condemnation drilling in the sulfide tailings disposal area and was further delineated in the 1960s and 1970s. Currently the deposit is open in several directions and has never been consolidated under a single owner. A part of Lion CG's recently acquired acreage was not previously accessible for exploration and is adjacent to the highest grade mineralization discovered during previous exploration of the area.

Historical information compiled for the Bear Deposit includes 126,400 feet of drilling in 49 drill holes that define a mineralized system covering an area of at least two square miles. The portion controlled by Anaconda in the 1960s covered approximately 25% of this area and includes an estimated 500 million tons of mineralized material averaging 0.40% copper (Dilles and Proffett, 1995). The Bear Deposit tonnage and grade estimate is historic in nature. A qualified person has not done sufficient work to classify this historic estimate as a current mineral resource and Lion CG does not treat it as such. In order to do so, this estimate will have to be confirmed by additional drilling.

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

The Bear Deposit is prospective because of its very large size, historic drilling and potential for higher grades than district averages. Molybdenum could also represent a by-product credit.

Acquisition and exploration costs incurred by the Company for the Bear Deposit to December 31, 2021 were $1.7 million (2020 - $1.5 million) net of option payments made.

d. Wassuk, Nevada

The Company has an option, as further amended, to earn a 100% interest in certain unpatented mining claims in Lyon County, Nevada, over ten years and is required to make $1,405,000 in cash payments (paid) and incur a work commitment of $50,000 by December 31, 2021 (completed). During 2021 two final option payments of $125,000 due by August 1, 2021, and the final $125,000 due by October 10, 2021, were both paid and form part of the total payments of $1,405,000.

The property is subject to a 3% NSR royalty upon commencing commercial production, which can be reduced to a 2% NSR royalty in consideration of $1,500,000. Acquisition is currently underway.

e. Groundhog Prospect, Alaska

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

Lion CG signed a lease agreement dated April 20, 2017, further amended, with Chuchuna Minerals Company ("Chuchuna"), an Alaska corporation, giving Lion CG an option to purchase a 90% interest in the Groundhog copper prospect. Lion CG committed to funding $1 million for exploration in the first year of the agreement, and a minimum of $500,000 in each of the following seven years. Lion CG can earn its 90% interest in Groundhog by providing a total of $5 million in funding for exploration over seven years, and by paying Chuchuna a lump sum of $3 million by the end of the final year. Lion CG has no obligation to exercise its option and can terminate the agreement at its discretion annually. Chuchuna will be the operator of the project and will plan, implement and manage exploration field programs as set out in a budget and work plan approved by Lion CG.

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

If Lion CG exercises its option to acquire 90% of Groundhog, Chuchuna and Lion CG will enter into a joint venture agreement. Chuchuna will retain a 10% interest in the property carried to production, and a NSR of 1.75%. Within the first ten years Lion CG may purchase 50% of the NSR by paying Chuchuna $25,000,000.

2021 Exploration

The Company has met the annual work commitments required to spend a minimum of $160,000. The Company incurred exploration expenditures of $166,000  for the year-ended December 31, 2021.

Future plans

Previous geologic, geochemical, and geophysical studies conducted on the property by a major international mining company, identified a number of large, high priority, magnetic and induced polarization (IP) targets. It is the intention to evaluate these, and other targets identified by more recent work by Chuchuna, by mapping, sampling, additional IP geophysical surveying and drilling.

f. Butte Valley, Nevada

The Butte Valley is a large potential, based on amplitude of magnetic anomaly, size of IP anomaly and volume of alteration system drilled to date with the main following characteristics:

•  Near the Robinson porphyry copper deposit held by KGHM

•  38 miles NNW of Ely, Nevada

•  21 square miles of claims

The Company entered into an option agreement dated August 22, 2019, as amended on December 6, 2019 and July 30, 2021, with North Exploration, to purchase a 100% interest in six hundred unpatented mining claims in White Pine County, Nevada, for $600,000 over five years. North Exploration will retain a 2.5% NSR, of which 1% can be purchased for $1,000,000. A further 0.5% NSR can be purchased within the first ten years after the option is exercised for $5,000,000.

On December 3, 2019, the Company entered into an option agreement with Nevada Select Royalty, Inc. ("Nevada Select Royalty"), to purchase a 100% interest in seventy-eight unpatented claims in White Pine Country, Nevada associated with the Butte Valley project for $250,000 over five years. Nevada Select Royalty will retain a 2% NSR, of which 1% can be purchased by the Company during the ten-year term of the option for $10,000,000.

Acquisition and exploration costs incurred by the Company for the Butte Valley to December 31, 2021, were $0.8 million (2020 - $0.4 million).

On January 26, 2022, the Company entered into a property acquisition agreement to assign its options to acquire the Butte Valley property to 1301666 B.C. Ltd. ("BC Co."), a private British Columbia company established to acquire mineral resource properties.

Pursuant to the agreement, Lion CG's 100% owned subsidiary Quaterra Alaska, Inc. will be granted an equity position in BC Co. In addition, Quaterra Alaska, Inc. will maintain a 1.5% NSR on each of the Butte Valley optioned properties, which is subject to a buy-down to a 1.0% NSR in exchange for a payment of $7,500,000 per property.

On April 5, 2022, the Company completed the assignment of the two option agreements for the Butte Valley property. Pursuant to the assignment agreement, Lion CG received 16,049,444 common shares of BC Co. Concurrently with the completion of the assignment of the Butte Valley Property, BC Co. closed a private placement for gross proceeds of CAD$3,106,000 through the issuance of 15,531,130 units at a price of CAD$0.20 per unit. In addition, the Company received a payment of $500,000 from BC Co. as a reimbursement of exploration expenditures and related costs incurred by the Company on the Butte Valley Property.

g. Chaco Bear and Ashton, British Columbia

The Chaco Bear Property is in Northern British Columbia, Canada. The project is situated in the Omineca Mining Division, and approximately 5 kilometers west of Bear Lake that is 155 kilometers due north of Smithers. The property is comprised of five contiguous tenures that total 2,807.104 Ha. The Chaco Bear is geologically located within the Stikine Terrane - Mineralization hosted by the Telkwa Formation of the Hazelton Group, separated from the younger Hazelton formations by a major unconformity. This is the same host rocks as the Golden Triangle.

The property has been explored at various times and to different levels since the late 1940s and more seriously since in the late 1960s. The current surface level of erosion is interpreted to be too shallow to allow exposure of more concentrated mineralogy and this may be concealed laterally and at depth.

On August 25, 2021, the Company entered into a non-binding letter of intent (the "LOI") with Houston Minerals Ltd. ("Houston") setting forth the terms of an option (the "Option") whereby the Company may acquire a 100% interest in the Chaco Bear Property located directly east of the Golden Triangle of British Columbia, and the Ashton Property located near Lytton, British Columbia (collectively, the "Properties").

Under the terms of the LOI, the Company and Houston proposed to enter into a definitive agreement whereby the Company can earn up to a 100% interest in the Properties by making the following issuances and payments over a four-year period:

• issuing 8,000,000 common shares of the Company on closing;

• making annual lease payments on the Properties after 2021;

• incurring CAD$150,000 of exploration expenditures on the Chaco Bear Property and CAD$50,000 of exploration expenditures on the Ashton Property before the end of 2021;

• incurring exploration expenditures of at least the value of the annual assessment multiplied by 1.5 for periods after 2021;

• paying CAD$1,500,000 for the Chaco Bear Property and CAD$1,000,000 for the Ashton Property on or before 4 years from the closing, which amounts are payable in cash or common shares of the Company; and

• making annual advance royalty payments in the fourth and fifth year from the closing in the amounts of CAD$250,000 on the Chaco Bear Property and CAD$150,000 on the Ashton Property.

On September 17, 2021, the parties agreed to an amendment to the LOI to include a 2.5% NSR on each property. Prior to feasibility, the Company may reduce the NSR to 1.0% on the Chaco Bear Property in consideration for a payment of CAD$6,000,000 and 1.0% on the Ashton Property for a payment of CAD$3,000,000. Post feasibility, the Company may purchase the remaining 1.0% NSR on the Chaco Bear Property for CAD$12,000,000 and the remaining 1.0% NSR on the Ashton Property for CAD$6,000,000.

On January 26, 2022, the Company entered into an option agreement with Houston to replace the LOI dated August 25, 2021. Pursuant to the terms of the option agreement, the Company may acquire a 100% interest in the Chaco Bear Property located directly east of the Golden Triangle of British Columbia, and the Ashton Property located near Lytton, British Columbia, subject to a 2.5% net smelter returns royalty.

The consideration terms under the terms of the option agreement are unchanged from the LOI except that the term of the option has changed from a four year period to a ten year period and annual advance royalty payments in the amounts of CAD$250,000 on the Chaco Bear Property and CAD$150,000 on the Ashton Property are to be paid starting on the fifth year from closing through to the ninth year from closing instead of only in the fourth and fifth years from the closing. All other consideration terms remain unchanged.

In addition, commencing on January 31, 2022, and on January 31 of each year thereafter during the Option Period, Lion CG shall pay the following option maintenance fees to Houston: (a) CAD$60,000 in respect of the Chaco Bear Property; and (b) CAD$40,000 in respect of the Ashton Property.

On March 16, 2022, the Company closed its previously announced option agreement with Houston by issuing 8,000,000 common shares of the Company to Houston and funding an initial work program of $200,000 on the Properties in consideration for the grant of the Option. The Company may exercise the Option for a period of up to ten years to acquire (i) the Chaco Bear property by paying $1,500,000 to Houston, in cash or in common shares of the Company at the Company's option; and/or (ii) the Ashton Property by paying $1,000,000 to Houston in cash or in common shares of the Company at the Company's option, and in either case common shares will be valued using the volume weighted average trading price of the Company's common shares for the twenty trading day period ending three trading days prior to the date of issuance of such Lion CG shares, with such cash payments being subject to a discount of between 5% and 15% based on the timing of exercise and cumulative exploration expenditures incurred as at the time of exercise. Houston will retain a 2.5% net smelter returns royalty on any of the Properties for which an Option has been exercised by the Company.

Additional exploration targets

• Potential for epithermal gold and related base metal mineralization

• Target deposit types are:

a) High grade epithermal gold-silver vein and/or network vein mineralization hosted in the andesite-dacite volcanics

b) Porphyry-copper-gold prospect (Rusty Lake Area)

c) Strata-controlled bedded replacement bodies within the Hazelton Group volcanics or in the deeper unexposed country rocks

• Property is inadequately explored by field methods of mapping, rock chip sampling, and drill tests of anomalous mineralized areas

• Broader application of field exploration methods combined with appropriate geophysical surveys will define new exploration targets throughout the property.

h. Ashton Property, British Columbia

Ashton Property are location within 10 km of Lytton in southern BC at the Spences Bridge Gold Belt at 19 km south of Spences Bridge on the east bank of the Thompson River within a few hundred meters of the Trans‐Canada Highway and the mainline of the Canadian Pacific Railway History

The going forward exploration strategy, includes additional geological mapping and surface prospecting, further mapping and surface sampling will be focused on the southern portion of the Ashton Project where there is extensive gold in soil anomalies. drilling to evaluate a potential gold skarn  and the propylitic alteration on the project area will be further investigated for other mineralized stocks.

History

The Ashton Property is a composite copper-gold and project in south eastern British Columbia and located some 170 km northeast from Vancouver and 15 km east of the town of Lytton. The project consists of seven contiguous claims that that comprises an area of 1429 hectares. The northern boundary of the property lays a few hundred metres south of the Trans-Canada Highway (Fraser Canyon) and the mainline of the Canadian Pacific Railway. The surrounding infrastructure provides all the required features required to expedite the development of a low capital and profitable mining operation. The major Highland Valley Copper operations are located some 40 km to the northeast and independently validate the potential of this project.

Local geology and alteration

Strong propylitic alteration at Ashton indicates the presence of a concealed porphyry system

  Situated near, and likely a major source for, the famous Nicoaman placer gold deposits that sparked the Thompson River gold rush.
  Propylitic alteration of a diorite intrusive can be subdivided into a central actinolite dominant zone and a more distal epidote-chlorite-calcite zone
  The central actinolite altered zone containing actinolite, epidote, chlorite, and calcite covers an area approximately 100 m X 100 m
  Correlates with some of the best MMI and soil sample copper anomalies

  Minor phyllic alteration also present in central zone
  The chlorite-epidote-calcite zone extends up to 500 m from the central actinolite alteration zone

Additional gold potential

Gold mineralization is found to the south of the copper porphyry at Ashton (MMI anomaly) and additional gold pathfinder elements are associated with Au anomaly (As, Te, Hg, Sb, Se, and Ag). Epithermal gold can have a direct relationship with a porphyry system and low sulfidation gold deposits are laterally displaced from the magmatic porphyry (Sillitoe Model). This gold area is a large underexplored target in the southern area of Ashton.

Exploration strategy

The exploration strategy, includes additional geological mapping and surface prospecting, further mapping and surface sampling will be focused on the southern portion of the Ashton Project where there is extensive gold in soil anomalies. drilling to evaluate a potential gold skarn  and the propylitic alteration on the project area will be further investigated for other mineralized stocks.

Letter of Intent

See Chaco Bear property discussion above.

i. Blue Copper Prospect

During the year ended as of December 31, 2021, the Company's acquired and staked a district scale exploration and resource discovery opportunity (the "Blue Copper Prospect"), comprising more than 7,430 acres in Powell County and Lewis & Clark County in Montana, USA.  The area is prospective for high grade copper-gold skarns and porphyry copper-gold mineralization. The claim block encompasses a group of more than 14 historic small mines that produced high grade gold, copper and tungsten.

As a part of the Blue Copper Prospect, Blue Copper LLC entered into a purchase agreement with Four O Six Mining & Exploration LLC ("406 Mining") to acquire certain existing and additional unpatented mining claims. In exchange for the unpatented mining claims, as part of the closing of the transaction, on February 14, 2022, the Company issued 1,500,000 common shares in the capital of the Company and the subsidiary provided a NSR of 2.0% with a buy-down of 1% NSR for $1,500,000.

The Blue Copper Prospect, located approximately 25 miles WNW of Helena, Montana, is centered on the Late Cretaceous Blackfoot City Stock (the "BCS"), which was intruded into the Black Mountain syncline, composed primarily of a Paleozoic sequence of limestone, dolomite, shale and sandstone. The BCS crystallized at the same time as the nearby Boulder batholith, which is host to the world-famous Butte copper mines. The area is prospective for high grade copper-gold skarns and porphyry copper-gold mineralization.

The claim block encompasses a group of more than 14 historic small mines that produced high grade gold, copper and tungsten. Importantly, the streams draining the BCS have a recorded production of almost 200,000 ounces of placer gold through 1959, although the actual production was most likely much higher. Despite the extensive placer production, only one lode gold mine operated historically and produced less than 10,000 ounces. Several major companies conducted exploration programs in the area during the late 1980s and early 1990s. The Company is currently acquiring, compiling and interpreting historic data to develop a 2022 work plan which will be provided when available.

As a part of the Blue Copper Prospect, Blue Copper LLC entered into a purchase agreement with Four O Six Mining & Exploration LLC ("406 Mining") to acquire certain existing and additional unpatented mining claims. In exchange for the unpatented mining claims, as part of the closing of the transaction, the Company will issue 1,500,000 common shares of the capital of the Company and the subsidiary provide a NSR of 2.0% with a buy-down of 1% NSR for $1,500,000.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information in this section is derived from the Company's consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards, ("IFRS") as issued by the International Accounting Standards Board. The following is a discussion of our financial condition and results of operations for the fiscal years ended December 31 and should be read in conjunction with our consolidated financial statements included in Item 17 of this annual report.

A.	Operating Results

The following discussion and analysis of the results of operations and the Company's financial position should be read in conjunction with the consolidated financial statements and related notes for the years ended December 31, 2021, 2020, and 2019 appearing under Item 18 - Financial Statements and listed under Item 19 - Exhibits.

The Company's consolidated financial statements are stated in thousands of US Dollars and have been prepared in accordance and compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").

The Company is a copper exploration and development company working on its mineral properties located in Nevada,

Alaska, and Montana, United States and British Columbia, Canada.

The Company acquires its mineral properties through option or lease agreements and capitalizes all acquisition, exploration and evaluation costs related to the properties. The underlying value of the amounts recorded as mineral properties does not reflect current or future values. The Company's continued existence depends on discovering the economically recoverable mineral reserves and obtaining the necessary funding to complete the development of these properties.

2021 versus 2020

For the year ended December 31, 2021, the Company incurred a comprehensive loss of $3,024,000 compared to $983,000 for the prior year. Significant differences in the comparative amounts were mainly caused by the hiring of executives, consultants, and the increase of marketing activity, the non-cash share-based compensation, and an unrealized gain (loss) on the marketable securities.

General administrative costs mainly comprise salaries, rent, investor relations, insurance, regulatory and general office costs required to maintain a publicly listed company in Canada. The scale and nature of the Company's corporate and administrative activity have remained relatively consistent over the periods presented.

During the year ended at December 31, 2021, the Company sold 1,942,795 common shares (2019 the Company held  - 1,942,795) of Grande Portage Resources Ltd. resulting from the sale of the Company's 35% interest in the Herbert Gold project on July 29, 2016. During 2021, a $198,000 realized gain (2020 - $476,000 unrealized gain) was recognized in the consolidated statement of loss and comprehensive loss.

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

The Company held 1,942,795 common shares of Grande Portage Resources Ltd. (trading symbol "GPG" at TSX-V). These shares were revalued at each reporting date based on the market closing price. The Company recorded an unrealized gain of $476,000 in 2020 compared to a $9,000 gain in 2019.

In August 2020, the Company settled CAD$500,000 (2019 - $550,000 and CAD$500,000) of the convertible notes by issuing 1,000,000 units (2019 - 11,769,300 units) and by making a CAD$499,233 cash payment, including interest. Each unit consisted of one common share and one share purchase warrant exercisable at CAD$0.065 until August 28, 2022. A $26,000 loss (2019 - $13,000 loss), resulting from the difference between the market price of the shares issued and the conversion rate, was recorded in the consolidated statements of loss and comprehensive loss.

B.	Liquidity and Capital Resources

The Company is an exploration company that has not earned any production revenue. Its operations have been dependent mainly on proceeds from the sale of water rights private placements in the last few years without diluting shareholders' value.

As of April 29, 2022, the Company had a cash balance of $487,427.

The Company had cash and cash equivalents of $842,000 on December 31, 2021 (2020 - $701,000) and no outstanding debt. The $141,000 increase was mainly due to the $4,289,000 net cash proceeds combined from private placement, 5,885,0000 shares issued for stock options and warrants exercised less operation and investing activities.

During the year ended December 31, 2021, the Company spent $2,078,000 in operating activities (2020 - $1,181,000).

As of December 31, 2021, the Company invested $2,069,000, (2020 - $457,000) in investing activities, including proceeds of $830,494 for the sale of marketable securities.

In 2021, the Company made mineral property option payments and paid all mineral claim fees, focused on the MacArthur Project. The Company paid a combined $696,000 in mineral property options in 2021 (Bear $193,000, Wassuk $305,000, Butte Valley $100,000, and Groundhog $98,000), plus mineral claim fees, to maintain its mineral properties in good standing. In addition, the Company incurred CAD$150,000 of exploration expenditures on the Chaco Bear Property and CAD$50,000 of exploration expenditures on the Ashton Property before the end of 2021.

On February 24, 2021, the Company announced a fourth water rights sale for expected gross proceeds of $2,910,000, of which $1,000,000 was received on March 5, 2021. Proceeds from the sale were used to advance the MacArthur project and for general corporate purposes. As discussed previously, the water rights under this purchase agreement are subject to a Forfeiture Notice, which is being appealed.  Should the appeal be unsuccessful or Desert Pearl elects to terminate the Purchase and Sale Agreement, the Company will be obligated to refund the $1,000,000 initial payment to Desert Pearl. The initial payment has been treated as an accrued liability on the balance sheet and the $1,910,000 balance of the water rights proceeds would be forfeited.

On September 13, 2021, the Company closed the first tranche of a non-brokered private placement (the "Private Placement") for gross proceeds of $1,566,000. The Company issued 26,105,833 units (each, a "Unit") of the Company at a price of $0.06 per Unit. In connection with the completion of the first tranche of the Private Placement, the Company paid a total of $23,000 and issued 382,900 finder's warrants as finder's fees. The finder's warrants will be exercisable at $0.10 per share for a period of 3 years from the date of closing.

On September 27, 2021, the Company closed the second tranche of a non-brokered private placement for gross proceeds of $772,000. The Company issued 12,863,669 Units of the Company at a price of $0.06 per Unit.  In connection with the completion of the second tranche of the Private Placement, the Company paid a total of $17,000 and issued 289,240 finder's warrants as finder's fees. The finder's warrants will be exercisable at $0.10 per share for a period of 3 years from the date of closing.

On October 14, 2021, the Company agreed to settle outstanding debt of CAD$33,302 with Manex Resource Group Inc. ("Manex") a former related party by issuing 403,665 common shares of the Company at a deemed price of CAD$0.0825 per share. The amount of indebtedness represents an outstanding account for services provided to the Company.

On October 21, 2021, the Company closed the third and final tranche of its oversubscribed Private Placement. The Company issued 29,832,834 Units at a price of $0.06 (CAD$0.075) per Unit for gross proceeds of $1,789,970 (CAD$2,237,463). Combined with the first and second tranches, the Company raised an aggregate of $4,128,140 (CAD$5,160,175) in the Private Placement.

As at December 31, 2021, the Company's working capital deficit was $522,000 (2020-$1,128,000 surplus). The Company continues to incur losses, has limited financial resources and has no current source of revenue or cash flow generated from operating activities. To address its financing requirements, the Company plans to seek financing through, but not limited to, debt financing, equity financing and strategic alliances. However, there is no assurance that such financing will be available. If adequate financing is not available or cannot be obtained on a timely basis, the Company may be required to delay, reduce the scope of or eliminate one or more of its exploration programs or relinquish some or all of its rights under the existing option and acquisition agreements.

Material increases or decreases in the Company's liquidity and capital resources will be determined by the outcome regarding the Petition for Judicial Review of the Forfeiture Notice filed on August 20, 2021 and obtaining equity or other sources of financing.

C.	Research and Development, Patents and Licenses, etc.

The Company does not have a research and development policy, nor do we hold any patents, licenses, or other intellectual property.

D.	Trend Information

Mineral property expenditures can vary from quarter to quarter depending on when option payments are due and the stage of the exploration program. For example, drilling may slow down for a period of time when results are analyzed, resulting in lower costs during that period.

The Company has had no revenue from mining operations since our inception. Income was generated through management fees on certain properties and interest earned on banker's acceptance investments.

E.	Critical Accounting Estimates

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

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

There is no significant estimation uncertainty in relation to estimates included in the Company's financial statements.

F.	Safe Harbor

The safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, shall apply to forward-looking information provided pursuant to this Item 5.F. Please see "Cautionary Statement Regarding Forward-Looking Information" at the outset of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES -

A.	Directors and senior management

On February 1, 2021, Gerald Prosalendis resigned as Director, President and Chief Executive Officer of the Company and Thomas Patton was appointed Interim President and Chief Executive Officer.

On May 13, 2021, the Company appointed Travis Naugle as Chief Executive Officer and on June 18, 2021 he was appointed Director of the Company.

On May 13, 2021, Dr. Patton resigned as the CEO and Interim President of the Company.

On May 13, 2021, the Company appointed Stephen Goodman as President and on September 15, 2021 as CFO.

On July 15, 2021, Lawrence Page, Q.C, resigned as Corporate Secretary of the Company.

On August 5, 2021, Stephen Goodman was appointed Corporate Secretary of the Company.

On September 13, 2021, the Company appointed Stephen Goodman and Tony Alford as directors of the Company.

On September 15, 2021 Lei Wang resigned as CFO.

John Kerr  resigned as a director of the Company on September 13, 2021.

LeRoy E. Wilkes resigned as a director of the Company on September 13, 2021.

Terrence Eyton resigned as a director of the Company on September 13, 2021.

On December 6, 2021 Thomas Presello was appointed as Director.

The following tables and biographies set forth information about our directors and executive officers:

Name	Age	Positions Held	Period as Director or Officer	Jurisdiction of Residence
Travis Naugle	45	Chief Executive Officer	Since 2021	Colorado U.S.A.
Stephen Goodman	50	President & Chief Financial Officer	Since 2021	Ottawa Canada
Thomas C. Patton	78	Chairman & Director	Since 1998	Washington, U.S.A.
Thomas Pressello	52	Director	Since 2021	British Columbia, Canada
Tony Alford	61	Director	Since 2021	North Carolina, U.S.A.

Travis Naugle, Chief Executive Officer

Mr. Naugle is a seasoned executive and officer in gold, copper and strategic & critical metals mining companies. He has led in the design, construction, and operation of mining projects in the U.S., Eurasia, Russia, and Asia. His track record includes a focus on environmental and sustainability initiatives in collaboration with local and indigenous peoples, numerous asset- and company-level transactions, negotiating international joint ventures, and securing a bilateral mining treaty between two sovereign nations. A licensed Professional Engineer, Mr. Naugle received his MBA from the University of Chicago Booth School of Business and holds a degree in mining engineering from Montana Tech.

Stephen Goodman, President & CFO

Mr. Goodman has been involved as a senior executive, director and investment banker in several hundred million dollars of acquisition, exploration and production financings for mining companies listed on the CSE and TSX-V. After several years at Canaccord Capital, he moved to New York to work as an investment banker working at firms including Casimir Capital, Knight Capital Group, KGS Alpha Capital Markets (now BMO) and StormHarbour Securities LP. Mr. Goodman is a graduate of the University of Western Ontario, attained a Master of Business Administration from the Institut des Hautes Etudes Economiques et Commerciales in France; and Post-Graduate Diploma in Asia Management from Capilano University.

Dr. Thomas Patton, Director

Former president of COO Western Silver, Senior VP Exploration and Business Development, Kennecott; Managing Director South America, Rio Tinto Mining and Exploration. Has worked as a resource exploration geologist for over 40 years. Notably headed the Wester Silver team that discovered and delineated the world's largest silver reserve, Peñasquito, and subsequently sold to Glamis Gold (now Goldcorp) for 1.2 billion in 2006; former Executive VP Exploration, Kennecott.

Thomas Pressello, Director

Mr. Pressello has been involved in corporate and commercial finance for more than 25 years. He previously worked at one of the largest Canadian banks where he restructured several $100 million plus real estate portfolios, and a Western Canadian real estate merchant bank where he acted as a general partner for several real estate limited partnerships. He is the founder of Active Hedge Capital Inc., a finance advisory firm. He has served as the chief financial officer and president of Pacific Harbour Capital Ltd. and was responsible for the restructuring of the company. Through Active Hedge Capital Inc. Mr. Pressello also assisted with the receivership and sale of a publicly listed alternative fuels business for a TSX listed Toronto merchant bank. Most recently within Active Hedge Capital Inc. Mr. Pressello has been an active key investor into several investment opportunities focused in the high tech, bio tech and real estate areas. Mr. Pressello is a graduate of the Ivey School of Business, University of Western Ontario.

Tony Alford, Director,

Founder and President of PBA Consultants, Inc., a firm specializing in tax savings and cost reduction services, for many of the fortune 500 companies across the USA; Founded Alford Investments in 1993 focusing on real estate investment properties, pharmacy distribution, food related and natural resource companies; Director of Revett Minerals Inc. in 2009 and 2010.

B.	Compensation

Executive Officers

The following table sets forth the compensation paid to executive officers for the fiscal year ended December 31, 2021.

Name	Salary ($)	Bonus ($)	Securities Under Options Granted (#)(4)	Share- Based Payment Under Options ($)(5)	All other Compensation	Total ($)
Thomas C. Patton(1) Chairman	100,231	nil	200,000	22,171	nil	122,402
Travis Naugle (2) Chief Executive Officer	155,417	nil	2,000,000	55,429	nil	210,846
Stephen Goodman (3) President & Chief Financial Officer	125,833	nil	2,000,000	55,429	nil	181,262
Lei Wang(4) Former CFO	59,925	nil	200,000	22,171	nil	82,096
Gerald Prosalendis (5) Former President and former CEO	46,331	nil	nil	nil	nil	46,331

1) Dr. Patton received a salary payment of $100,000 per year since July 2019 as Chairman of the Company. He assumed the role of President and CEO of the Company in September 2015 and Chairman and CEO on April 14, 2016. In July 2019, he relinquished the role of President and CEO, while remaining Chairman of the company.

2) Mr. Naugle receives an annual salary payment of $250,000 since he was appointed as Chief Executive Officer of the Company on May 13, 2021. On September 17, 2021, the Company granted 4,000,000 restricted share units ("RSUs") pursuant to its restricted share unit plan (the "RSU Plan") to Mr. Travis subject to certain conditions and approval of the BOD at AGM (RSU are not included in the table above).

3) Mr. Goodman receives an annual salary payment of $200,000 since he was appointed as President of the Company on May 13, 2021. On September 17, 2021, the Company granted 4,000,000 restricted share units ("RSUs") pursuant to its restricted share unit plan (the "RSU Plan") to Mr. Goodman subject to certain conditions and approval of the BOD at AGM (RSU are not included in the table above). Mr. Goodman also serves as the CFO and Corporate Secretary.

4) Ms. Wang received an annual salary payment of CAD$90,000. She resigned in September 2021.

5) Mr. Prosalendis received a salary payment of CAD$225,000 per year and he resigned as Director, President and Chief Executive Officer of the Company on February 1, 2021.

6) The Company granted stock options on June 18, and September 27, 2021, under its Incentive Stock Option Plan at an exercise price of CAD$0.25 and CAD$0.12 respectively per share for a five year term to the executive officers named above.

Board of Directors.

On December 6, 2021, the Company appointed Thomas Pressello to the Board of Directors.

The following table sets forth the compensation paid to independent directors for the fiscal year ended December 31, 2021.

Name	Fees ($)	Bonus ($)	Securities Under Options Granted (#)(1)	Share-Based Payment Under Options ($)(2)	All other Compensation	Total ($)
Thomas Pressello Audit Committee Chair	nil	nil	750,000	11,072	nil	11,072
Tony Alford	nil	nil	3,400,000	124,992	nil	124,992
John Kerr(3) SHSE Chair	3,006	nil	200,000	22,171	nil	25,177
Terry Eyton(3) Audit Chair	3,507	nil	200,000	22,171	nil	25,678
Roy Wilkes(3) CGNC Chair	nil	nil	200,000	22,171	nil	22,171

(1)

The Company granted stock options on June 18, September 27, October 21 and December 12, 2021, under its Incentive Stock Option Plan at an exercise price of CAD$0.25, CAD$0.12, CAD$0.12 and CAD$0.10 respectively, per share for a five-year term to the directors named above.

(2)

The weighted assumptions used to calculate share-based payment for 2021 options were: risk-free interest rate 1.13%, expected share price volatility 104.89%, expected option life 5 years, forfeiture rate 0%, and expected dividend yield 0%.

(3)	Resigned as a director of the Company on September 13, 2021.

C.	Board Practices

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

Thomas Patton: Dr. Patton entered into an amended and restated employment agreement with the Company and its subsidiary, Quaterra Alaska Inc., effective July 1, 2019, for a term of two years. This agreement replaces a prior agreement dated January 1, 2016 and amended on April 14, 2016 and renewed by agreements dated April 14, 2017, and April 14, 2019. Under the employment agreement, Dr. Patton is entitled to receive an annual base salary of $100,000 (previously $150,000). Upon the expiration of one year following the date of the employment agreement and each year thereafter, the Company will review Dr. Patton's salary with a view to its increase, giving consideration to the Company's financial position and the scope of its activities. Dr. Patton may be eligible to participate in future stock option grants. The Company may terminate the employment of Dr. Patton only for breach of the employment agreement or for cause. Dr. Patton is entitled to two months' notice of such discharge. If Dr. Patton becomes disabled and unable to perform his regular duties, he shall be entitled to receive his full salary for two months. Upon a change of control, as defined in the employment agreement, Dr. Patton has the right to terminate the employment agreement and receive an amount of money equal to his annual salary for two years, that amount being $200,000.

Gerald Prosalendis: Mr. Prosalendis entered into an employment agreement with the Company effective July 1, 2019, for a period of two years, whereby Mr. Prosalendis received an annual salary of CAD$250,000. This replaced a prior agreement dated April 14, 2016, as renewed on April 14, 2018, whereby Mr. Prosalendis received an annual salary of CAD$225,000. The agreement provided that the board of directors would conduct an annual performance review of Mr. Prosalendis which would include a general performance assessment and possible salary adjustments or bonus payments. Mr. Prosalendis was eligible to participate in future stock option grants. The Company was able to terminate the employment of Mr. Prosalendis only for breach of the employment agreement or for cause. Mr. Prosalendis was entitled to two months' notice of such discharge. If Mr. Prosalendis were to have become disabled and unable to perform his regular duties, he would have been entitled to receive his full salary for two months. Upon a change of control, as defined in the employment agreement, Mr. Prosalendis had the right to terminate the employment agreement and receive an amount of money equal to his annual salary for two years, that amount being CAD$500,000. Mr. Prosalendis resigned from all of his positions with the Company on February 1, 2021.

Travis Naugle: Effective on May 1st, 2021, Travis Naugle entered into an employment agreement with the Company, whereby Mr. Naugle is entitled to an annual salary of $250,000. The Board will conduct an annual review of Mr. Naugle's performance to occur on a date in December of each year and on or before the expiry of the annual review period. Mr. Naugle will be entitled to receive an annual grant of options under the stock option plan of the Company on each annual review date. The number of options will be determined by the Board based on a minimum of 50% and maximum of 150% of the base salary of the employee. If the Company terminates the employee's employment for any reason other than for cause or death or disability, the employee shall receive a payment equal to 75% of the annual grant of options under the stock option plan of the Company that was due to be paid on the next annual review date following such date of termination. In the event that either of the Company terminates the employment of the employee other than for cause, the Company shall, upon such termination, pay severance compensation to the employee equal to one time the employee's annual compensation. In the event that the Company completes a change of control during the term of this agreement or within six months of the termination of this agreement, upon the completion of such change of control, the Company shall pay to the employee a payment equal to three times the employee's annual salary. Additionally, upon a change of control, any unvested stock options or grants under other equity compensation plans held by the employee shall immediately vest. In the event this agreement is terminated within six months following a change of control,  provided  the  employee has been paid the change of control payment, no further payment to the employee shall be required.

Stephen Goodman: Effective on May 1st, 2021, Stephen Goodman entered into an employment agreement with the Company. On September 15, 2021 the employment agreement was replaced for a consulting agreement with a company owned by Mr. Goodman in which Mr. Goodman is entitled to an annual fee of $200,000.  The Company will review Mr. Goodman's fee with a view to its increase, giving consideration to the Company's financial position and the scope of its activities. Mr. Goodman may be eligible to participate in future stock option grants. If the Company terminates the consultant's services for any reason other than death or disability, the consultant will receive a payment equal to 75% of the annual grant of options under the stock option plan of the Company that was due to be paid on the next annual review date following such date of termination.  In the event that the Company completes a change of control during the term of this agreement or within six months of the termination of this agreement, upon the completion of such change of control, the Company shall pay to the consultant a payment equal to three times the consultants' annual fee. Additionally, upon a change of control, any unvested stock options or grants under other equity compensation plans held by the consultant shall immediately vest.  In the event this agreement is terminated within six months following a change of control, provided the consultant has been paid the change of control payment, no further payment to the consultant shall be required.

Committees

The Board discharges its responsibilities directly and through committees. At regularly scheduled meetings, members of the Board and management discuss the broad range of matters and issues relevant to the Company's business interests and the Board is responsible for the approval of the Company's Strategic Plan. In addition, the Board receives reports from management on the Company's operational and financial performance. Between scheduled meetings, matters requiring Board authorization is effected by means of signed Consent Resolutions.

Our Board of Directors has established an Audit Committee.

Audit Committee -The Company's Board of Directors has a separately-designated standing audit committee (the "Audit Committee") established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. The members of the Audit Committee are Stephen Goodman, Tony Alford and Thomas Pressello. The Company's Board of Directors has determined that each member is independent (as provided for under Rule 10A-3 of the Securities Exchange Act of 1934, as amended) and are financially literate. The Audit Committee is responsible for assisting directors to meet their responsibilities, providing better communication between directors and external auditors, enhancing the independence of the external auditor, increasing the credibility and objectivity of financial reports, and strengthening the role of the directors, facilitating in-depth discussions among directors, management, and the external auditor.

D.	Employees

During the fiscal years ended December 31, 2021, 2020, and 2019, we had direct employees as outlined below:

Company	2021	2020	2019
Lion Copper and Gold Corp.	1	3	3
Quaterra Alaska Inc.	7	4	4

E.	Share ownership

All persons listed in subsection 6.B above beneficially own an aggregate of 9,270,776 common shares or 3.06% of our common shares outstanding. All of them have the right to exercise or redeem various stock options that if fully exercised they will beneficially own 8,950,000 common shares of the Company or 2.95% of our outstanding shares.

We grant stock options to directors, officers, employees and consultants who provide services to us, including our subsidiaries, pursuant to our Incentive Stock Option Plan. The purpose of the Incentive Stock Option Plan is to provide increased incentive to contribute to our future success and prosperity, thus enhancing the value of our shares for the benefit of all the shareholders and increasing our ability to attract and retain skilled and motivated individuals in the service of us. Our Incentive Stock Option Plan is a "rolling" plan through which the maximum number of issuable shares underlying options is equal to 10% of our outstanding shares. As of December 31, 2021, there were 19,915,000 options outstanding under the Incentive Stock Option Plan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The Company is a publicly owned Canadian company, the shares of which are owned by residents of the U.S., residents of Canada and other foreign residents. To the extent known by the directors and executive officers of the Company, the Company is not directly or indirectly owned or controlled by another company.

The following table sets forth information regarding each beneficial shareholder holding greater than 5% of Lion CG's common shares as of the date of this annual report. The information is based solely on our review of publicly filed ownership reports and information delivered to us. The number of shares beneficially owned by each person or entity is determined under SEC rules which provide that a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire within 60 days of the date of this annual report through the exercise of any stock option or other right.

Name	Number of Common Shares(1)	Approximate % of Total Issued
Tony Alford	36,623,165 (1) (2)	12.1%

(1) The above information was derived from insider and beneficial ownership reports available at www.sedi.com.

(2) Mr. Alford holds 35,087,240 of these Common Shares jointly with his spouse.

The Company's major shareholders do not have different voting rights than all other shareholders of the Company.

To the knowledge of the Company, no shareholder currently holds greater than 20% of the outstanding voting rights of the Company.

As of December 31, 2021, approximately 54% of our common shares were held in Canada and approximately 45% of our common shares were held in the U.S., with less than 1% of our common shares held in various other countries.

B.	Related Party Transactions

Directors of the Company participated in the first and second tranches of the Company's Private Placement acquiring 1,566,668 Units.

On October 14, 2021, the Company agreed to settle outstanding debt of $27 (CAD$33) with Manex Resource Group Inc., a Company controlled, until October 31, 2021, by the Company's former Corporate Secretary, Mr. Lawrence Page ("Manex") by issuing 403,665 common shares of the Company at a market price of CAD$0.0825 per share (see Note 7 (d) to the consolidated financial statements as of December 31, 201).

On January 26, 2022, the Company entered into a property acquisition agreement to assign its options to acquire the Butte Valley property to BC Co. which is a private British Columbia company established to acquire mineral resource properties. BC Co. was founded by two individuals that are also directors and officers of Lion CG and as such the transaction is a non-arm's length transaction under TSXV rules.

On April 5, 2022, the Company completed the assignment of the two option agreements for the Butte Valley property. Pursuant to the assignment agreement, Lion CG received 16,049,444 common shares of BC Co. Concurrently with the completion of the assignment of the Butte Valley Property, BC Co. closed a private placement for gross proceeds of CAD$3,106,226 through the issuance of 15,531,130 units at a price of CAD$0.20 per unit. In addition, the Company received a payment of US$500,000 from BC Co. as a reimbursement of exploration expenditures and related costs incurred by the Company on the Butte Valley Property.

On April 13, 2022, Quaterra Alaska Inc. entered into a NSR buydown agreement for the Butte Valley property with BC Co., pursuant to which the third party will pay $500,000 in exchange for a buy-down of the royalties to 0.5%. Closing of the transaction will be subject to the third party enter into an exploration and earn-in agreement with certain exploration company. If the closing of the transaction doesn't occur by July 20, 2022, the NSR buydown agreement will be null and void.

As per their agreements with the Company, the CEO and President/CFO are entitled to receive an annual grant of options under the Stock Option Plan of the Company on each Annual Review Date. The number of options will be determined by the Board based on a minimum of 50% and maximum of 150% of the annual base compensation. The exercise price per common share of the Company will be equal to the Market Price (as defined in the TSXV policies) of the Company's common shares as at the Annual Review Date, subject to a minimum exercise price per share of C$0.05. The applicable percentage on the annual base salary will be determined by the Board based on an assessment of the performance of the CEO and President/CFO in achieving the Annual Objectives for the relevant Annual Review Period. The Board is yet to determine the percentage and number of bonus options to be granted between 50% and 150% of their base compensation to the CEO and President/CFO for 2021.

As per their agreements with the Company, the CEO and President/ CFO were each granted 4 million Restricted Stock Units ("RSUs") on October 21, 2021, which were granted subject to vesting in three equal installments over three years. The grant of RSUs is subject to shareholder approval and further subject to TSXV approval of the RSU Plan and the aforementioned grant thereunder.  Pursuant to Exchange policies, RSUs granted prior to shareholder approval of the RSU Plan must be specifically approved by a vote of shareholders excluding the votes of the holders of the Restricted Share Units. As a result of these pending approvals, the RSUs cannot commence vesting any earlier than on date of receipt of the same.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

Financial Statements

The consolidated statements of financial position of Lion CG as of December 31, 2021 and 2020 and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows of Lion CG for the years ended December 31, 2021, 2020 and 2019, as well as the auditors' report thereon, are presented at Item 17 of this annual report.

Legal Proceedings

From time to time, we may be a party to pending or threatened legal proceedings and arbitrations that are routine and incidental to our business. Based upon information presently available, our management is not aware of any threatened or pending litigation.

Dividends

We have never declared or paid any cash dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future.

Significant Changes

Except as otherwise disclosed in this annual report, including under Item 5. "Operating and Financial Review and Prospects", there has been no significant change in our financial position since December 31, 2021.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and listing details

Our common shares are listed on the TSX Venture Exchange under the symbol "LEO" and trade on the OTCQB under the symbol "LCGMF".

B.	Plan of Distribution

Not applicable.

C.	Markets

See subsection 9.A. "Offer and Listing Details" above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Common Shares

The authorized share structure of the Company consists of an unlimited number of common shares without par value. All the common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefor.

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

Powers and Functions of the Directors

Under Article 17, a director is obligated to disclose a potential interest in a contract or transaction being considered by us and may not vote on a contract or transaction with a disclosable interest, but the director shall be counted in the quorum at the meeting of the Board of Directors at which the contract or transaction is approved.

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

Alteration of Share Rights

Subject to the Business Corporations Act (BC), our Articles provide that an ordinary resolution is required to change the rights of common shares and must be (a) passed at a general meeting by a simple majority of the voting common shareholders; or (b) consented to in writing by a majority of not less than 2/3 of the voting common shareholders.

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

Differences between Canadian and U.S. Law

The securities laws of the Province of British Columbia require disclosure of shareholdings by (i) persons who are our directors or senior officers; and (ii) a person who has direct or indirect beneficial ownership of control or direction over, or a combination of direct or indirect beneficial ownership of and control or direction over our securities carrying more than 10% of the voting rights attached to all of our outstanding voting securities.

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

There currently are no laws, decrees, regulations, or other legislation in Canada that restrict the export or import of capital or impose foreign exchange controls or affect the remittance of interest, dividends, or other payments to non-resident holders of our common shares, other than the withholding tax requirements described under Subsection E - "Taxation" below. Canada has no system of exchange controls.

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

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common shares for a shareholder who is not a resident of Canada but is a resident of the United States and who will acquire and hold a corporation's common shares as capital property for the purposes of the Income Tax Act (Canada) (the "Canadian Tax Act"). This summary does not apply to a shareholder who carries on business in Canada through a "permanent establishment" situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder's holding is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Customs & Revenue Agency and considers all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof.

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

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer's capital gain or capital loss from a disposition of a common share is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. The capital gains net of losses included in income since October 17, 2000, is 50%. The amount by which a shareholder's capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains and may deduct allowable capital losses realized on a disposition of "taxable Canadian property." Common shares of a corporation will constitute the taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition, 25% or more of the issued shares of any class or series in the capital stock of the corporation belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder and persons with whom the shareholder did not deal at arm's length and in certain other circumstances.

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

Dividends paid on the common shares of a corporation will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder, which is a corporation, may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from a corporation (unless the corporation qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the corporation. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

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

Any document referred to in this annual report may be inspected at our principal executive offices at Suite 1200 - 750 West Pender Street, Vancouver, British Columbia, Canada, V6C 2T8 during regular business hours.

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

Effective June 21, 2018, in accordance with the vote of shareholders at the 2018 Annual General Meeting, we adopted a right plan applicable to our common shares (the "Rights Plan"). This Rights Plan replaced an earlier shareholder rights plan dated June 12, 2013. The Rights Plan will remain in effect until termination of the annual meeting of shareholders in 2021 unless the shareholders vote by ordinary resolution at that meeting to ratify and confirm the Rights Plan.

The purpose of the Rights Plan is to ensure, to the extent possible, that all shareholders are treated equally and fairly in connection with any take-over bid or similar proposal to acquire our common shares. Take-over bids may be structured in such a way as to be coercive or discriminatory in effect or may be initiated at a time when it will be difficult for our Board of Directors to prepare an adequate response. Such offers may result in shareholders receiving unequal or unfair treatment, or not realizing the full or maximum value of their investment in us.

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

Disclosure Controls and Procedures

Our management carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the fiscal year covered by this report. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2021, our disclosure controls and procedures were effective.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") as such term is defined in Rule 13a-15(f) or Rule 15d-15(f) promulgated under the Exchange Act. Management (under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer) assessed the effectiveness of our ICFR as of December 31, 2021, using the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO 2013 framework). Based on this assessment, our management concluded that our ICFR were effective as of December 31, 2021.

This annual report does not include an attestation report of our registered public accounting firm regarding our ICFR. Our management's report was not subject to attestation by our registered independent public accounting firm because we are not an accelerated filer or large accelerated filer and exempt as an Emerging Growth Company.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the fiscal year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee financial expert

Our Board of Directors has determined that Thomas Pressello is an "audit committee financial expert", as defined in Item 16A(b) of Form 20-F, serving on the Audit Committee of the Company as within the criteria prescribed under SEC.

Item 16B.	Code of Ethics

We have adopted a Code of Business Conduct and Ethics for all our directors, officers, and employees. It includes a Code of Ethical Conduct for Financial Managers that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

The Company will provide to any person without charge, upon request via email at info@lion.com, a copy of the Code of Business Conduct and Ethics.

Item 16C.	Principal Accountant Fees and Services

The Company retained MNP LLP as new auditors for the fiscal year 2021.

The Audit Committee nominates and engages the independent auditors to audit the financial statements, and approves all audit services, audit-related services, tax services and other services provided by MNP LLP. Any services provided by MNP LLP that are not specifically included within the scope of the audit must be preapproved by the Audit Committee prior to any engagement.

The following table shows the aggregate fees billed to us by our independent auditors MNP LLP and PricewaterhouseCoopers LLP for 2021 and 2020 respectively, in each of the last two fiscal years.

CAD	Year ended December 31,
	2021	2020
Audit Fees	$45,861	$40,000
Audit-Related Fees	Nil	Nil
Tax Fees	Nil	Nil
All Other Fees	-	-

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

The Audit Committee recommends to the Board of Directors the external auditor to perform audit, review, and attestation services. The Audit Committee pre-approves all non-audit services provided by our external auditors, and pre-approved the tax fees and all other fees listed in the table above.

Item 16D.	Exemptions from the listing standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.	Change in Registrant's Certifying Accountant

PricewaterhouseCoopers LLP ("PwC") appointment as independent registered public accountant for Lion Copper and Gold Corp. (the "Registrant") ended effective October 25, 2021. The Registrant's Audit Committee recommended to the Registrant's Board of Directors that a change in auditors be approved. PwC reports on the Registrant's financial statements for the fiscal years ended December 31, 2020 and December 31, 2019 contained no adverse opinion or disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During the Registrant's fiscal years ended December 31, 2020 and December 31, 2019, and the subsequent year ended December 31, 2021 (i) there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the Registrant's financial statements for such years, and (ii) there were no "reportable events" of the kind described in Item 304(a)(1)(v) of Regulation S-K under the Securities Exchange Act of 1934, as amended.

On October 25, 2021, the Registrant by action of its Board of Directors upon the recommendation of the Registrant's Audit Committee engaged MNP LLP ("MNP") as the independent registered public accounting firm to audit the Registrant's financial statements for the fiscal year ending December 31, 2021. During the Registrant's fiscal years ended December 31, 2020 and December 31, 2019, neither the Registrant, nor anyone on its behalf has consulted MNP on items which (i) concerned the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Registrant's financial statements or (ii) concerned the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K) or reportable events (as described in paragraph (a)(1)(v) of said Item 304).

The registrant has authorized PWC to respond fully to MNP questions concerning the review of PwC's working papers for the years ended December 31, 2020 and 2019.

The Registrant has requested MNP to furnish it with a letter addressed to the Securities and Exchange Commission stating whether MNP agrees with the statements contained above. A copy of the letter from MNP, dated October 25, 2021, to the Securities and Exchange Commission is filed as an exhibit hereto.

Item 16G.	Corporate Governance

Not applicable.

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

ITEM 18.	FINANCIAL STATEMENTS

The Company's consolidated financial statements and notes thereto are expressed in thousands of US Dollars and are prepared in accordance and compliance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

ITEM 19.	EXHIBITS

The following documents are filed as exhibits to this annual report on Form 20-F:

Exhibit
Number	Description of Exhibit

1.1	Articles of Lion Copper and Gold Corp. dated June 21, 2018 (incorporated by reference to Exhibit 1.1 to the Company's 20-F (0-55139) filed on April 30, 2020)

1.2	Notice of Articles of Lion Copper and Gold Corp., dated December 8, 2021 (filed herewith)

2	Shareholder Rights Plan, dated June 21, 2018 (incorporated by reference to Exhibit 99.1 to the Company's Form 6-K (0-55139) filed on June 26, 2018)

8	List of Subsidiaries (filed herewith)

12.1	Certification of the principal executive officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)

12.2	Certification of the principal financial officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)

13.1	Certification of the principal executive officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

13.2	Certification of the principal financial officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LION COPPER AND GOLD CORP.

Dated: April 29, 2022	By: /s/ Stephen Goodman
Stephen Goodman
Chief Financial Officer

Lion Copper and Gold Corp.

(Formerly Quaterra Resources Inc.)

Consolidated Financial Statements

For the year ended December 31, 2021

(In U.S. Dollars)

Management's Responsibility for Financial Reporting

The accompanying annual consolidated financial statements of Lion Copper and Gold Corp. have been prepared by management and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

MNP LLP, an independent registered public accounting firm, has audited the Company's consolidated financial statements under the standards of the Public Company Accounting Oversight Board (United States) and has expressed its opinion in the independent auditor's report.

"Travis Naugle" (signed)	"Stephen Goodman" (signed)
Travis Naugle	Stephen Goodman
Chief Executive Officer	President & Chief Financial Officer

April 29, 2022

Vancouver, British Columbia, Canada

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Lion Copper and Gold Corp. (formerly Quaterra Resources Inc.)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Lion Copper and Gold Corp. and its subsidiaries (together, the "Company") as of December 31, 2021, and the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the year ended December 31, 2021, and the related notes (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Other Matter

The consolidated financial statements of the Company for the year ended December 31, 2020 were audited by another auditor who expressed an unmodified audit opinion on those statements on March 30, 2021.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2021. Vancouver, Canada April 29, 2022	Chartered Professional Accountants

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Lion Copper and Gold Corp. (formerly known as Quaterra Resources Inc.)

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Lion Copper and Gold Corp. (formerly known as Quaterra Resources Inc.) and its subsidiaries (together, the Company) as of December 31, 2020 and the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years ended December 31, 2020 and 2019, and including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and its financial performance and its cash flows for the years ended December 31, 2020 and 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

March 30, 2021

We have served as the Company'ְs auditor from 2016 to 2021.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806

"PwC" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Lion Copper and Gold Corp.
Consolidated Statements of Financial Position
(In thousands of U.S. Dollars)

	Note	December 31, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents		$842	$701
Other receivables		6	3
Marketable securities	4	-	641
Prepaid and deposit		43	5
		891	1,350
Non-current assets:
Mineral properties	5	32,203	28,236
Reclamation bonds		35	34
Total Assets		$33,129	$29,620

Liabilities
Current liabilities:
Accounts payable and accrued liabilities	5 (a)	1,358	222
Derivative liabilities - warrants	6	55	-
		1,413	222
Non-current liability
Derivative liabilities - warrants	6	-	51
Total Liabilities		1,413	273

Shareholders' Equity
Share capital		104,340	101,553
Contributed surplus		22,012	19,406
Deficit		(94,636)	(91,612)
Total Equity		31,716	29,347
Total Liabilities and Shareholders' Equity		$33,129	$29,620

Going concern (note 1)

Commitments (note 11)

Contingencies (note 12)

Subsequent events (note 16)

Approved on behalf of the Board of Directors on April 29, 2022:

/s/ "Travis Naugle"	/s/ "Stephen Goodman"
Chief Executive Officer	President & Chief Financial Officer

The accompanying notes form an integral part of these consolidated financial statements.

Lion Copper and Gold Corp.
Consolidated Statements of Loss and Comprehensive Loss
(In thousands of U.S. Dollars, except for shares and per share amounts)

		Year ended December 31,
	Note	2021	2020	2019

General administrative expenses
General office		$58	$61	$53
Insurance		30	47	63
Investor relations and corporate development		206	86	217
Professional fees		493	71	102
Rent		13	108	123
Salaries and benefits		938	713	823
Transfer agent and regulatory		108	44	66
Travel		87	13	29
Share-based compensation	8(a)	1,077	175	117
		(3,010)	(1,318)	(1,593)

Fair value gain on derivative liabilities - warrants	6	(4)	90	105
General exploration		(218)	(167)	(26)
Loss on settlement of convertible notes		-	(26)	(13)
Unrealized gain on marketable securities	4	-	476	9
Realized gain on sale of marketable securities		189	-	-
Unrealized gain (loss) on foreign exchange		11	20	(43)
Interest and other (expense) income		8	(58)	(150)
		(14)	335	(118)
Loss and Comprehensive Loss for the year		(3,024)	(983)	(1,711)

Weighted average number of common shares outstanding		239,831,079	218,117,528	208,688,604
Loss per share - basic and diluted		$(0.01)	$(0.00)	$(0.01)

The accompanying notes form an integral part of these consolidated financial statements.

Lion Copper and Gold Corp.
Consolidated Statements of Changes in Equity
(In thousands of U.S. Dollars, except for shares)

	Number of		Contributed
	shares	Share capital	surplus	Deficit	Total Equity
Balance, December 31, 2018	200,969,314	$100,729	$18,820	$(88,918)	$30,631
Shares issued for cash	3,000,000	113	-	-	113
Shares issued for convertible notes	12,846,296	547	291	-	838
Shares issued for stock options exercised	400,000	35	(16)	-	19
Share-based compensation	-	-	117	-	117
Net loss for the year	-	-	-	(1,711)	(1,711)
Balance, December 31, 2019	217,215,610	$101,424	$19,212	$(90,629)	$30,007
Shares issued for convertible notes	1,000,000	94	35	-	129
Shares issued for stock options exercised	500,000	35	(16)	-	19
Share-based compensation	-	-	175	-	175
Net loss for the year	-	-	-	(983)	(983)
Balance, December 31, 2020	218,715,610	$101,553	$19,406	$(91,612)	$29,347
Shares issued for private placements	68,802,336	4,128	-	-	4,128
Shares issued for stock options and warrants exercised	5,885,000	589	(266)	-	323
Shares issued in settlement agreements	403,665	27	-	-	27
Share issuance cost	-	(162)	-	-	(162)
Fair value warrants	-	(1,795)	1,795	-	-
Share-based compensation	-	-	1,077	-	1,077
Net loss for the year	-	-	-	(3,024)	(3,024)
Balance, December 31, 2021	293,806,611	$104,340	$22,012	$(94,636)	$31,716

The accompanying notes form an integral part of these consolidated financial statements.

Lion Copper and Gold Corp.
Consolidated Statements of Cash Flows
(In thousands of U.S. Dollars)

	Year ended December 31,
	2021	2020	2019
Operating activities
Net loss for the year	$(3,024)	$(983)	$(1,711)
Items not involving cash:
Fair value (gain) on derivative liabilities - warrants	4	(90)	(105)
Fair value loss on warrants	-	-	-
Loss on settlement of convertible notes	-	26	13
Interest and convertible accretion	-	72	260
Realized (gain) on sale of marketable securities	(189)	-	-
Unrealized (gain) loss on marketable securities	-	(476)	(9)
Share-based compensation	1,077	175	117
	(2,132)	(1,276)	(1,435)
Changes in non-cash working capital
Other receivable	(3)	-	(1)
Prepaid and deposit	(38)	(1)	-
Accounts payable and accrued liabilities	95	96	(185)
	(2,078)	(1,181)	(1,621)

Financing activities
Proceeds from shares issued for private placements, net	3,966	19	132
Proceeds from shares issued for stock options and warrants exercised	323	-
Convertible notes	-	(381)	-
Loan	-	-	(311)
Related party loan payable	-	-	(218)
	4,289	(362)	(397)
Investing activities
Expenditures on mineral properties	(3,899)	(1,411)	(1,899)
Net proceeds from water rights sale	1,000	1,868	5,685
Sale of marketable securities	830	-
Reclamation bonds	-	-	28
	(2,069)	457	3,814
Effect of foreign exchange on cash	(1)	(25)	(31)
(Decrease) increase in cash and cash equivalents	141	(1,111)	1,765
Cash and cash equivalents, beginning of year	701	1,812	47
Cash and cash equivalents, end of year	$842	$701	$1,812

Supplemental cash flow information
Exploration expenditures included in accounts payable	$(27)	$41	$27
Interest paid in cash	$-	$76	$46
Shares issued for interest	$-	$-	$45
Shares issued in settlement agreements	$27	$-	$-

The accompanying notes form an integral part of these consolidated financial statements.

Lion Copper and Gold Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (In thousands of U.S dollars except per share amounts)

1. NATURE OF OPERATIONS AND GOING CONCERN

Lion Copper and Gold Corp. (together with its subsidiaries, "Lion CG" or the "Company") is a copper exploration and development company working on its mineral properties located in Nevada, Alaska and Montana in the United States and British Columbia, Canada. The Company is incorporated in British Columbia, Canada. Its registered and records offices are located at 1200 - 750 West Pender Street, Vancouver, British Columbia, Canada, V6C 2T8. On November 22, 2021, the Company changed its name from Quaterra Resources Inc. to Lion Copper and Gold Corp. The shares of the Company commenced trading under the new name at the open of trading on November 23, 2021. The Company's common shares are listed on the TSX Venture Exchange ("TSXV") under the symbol "LEO". and trade on the OTCQB Market under the symbol "LCGMF".

The Company acquires its mineral properties through option or lease agreements and capitalizes all acquisition, exploration and evaluation costs related to the properties. The underlying value of the amounts recorded as mineral properties does not reflect current or future values. The Company's continued existence depends on discovering the economically recoverable mineral reserves and obtaining the necessary funding to complete the development of these properties.

These consolidated financial statements are prepared on a going concern basis, which contemplates that the Company will be able to meet its commitments, continue operations and realize its assets and discharge its liabilities in the normal course of business for at least twelve months from December 31, 2021. The Company has incurred ongoing losses and expects to incur further losses in the advancement of its business activities. For the year ended December 31, 2021, the Company incurred a net loss of $3,024 and used cash in operating activities of $2,078. As at December 31, 2021, the Company had cash and cash equivalents of $842, working capital deficit of $522 and an accumulated deficit of $94,636.

The Company continues to incur losses, has limited financial resources and has no current source of revenue or cash flow generated from operating activities. To address its financing requirements, the Company plans to seek financing through, but not limited to, debt financing, equity financing and strategic alliances. However, there is no assurance that such financing will be available. If adequate financing is not available or cannot be obtained on a timely basis, the Company may be required to delay, reduce the scope of or eliminate one or more of its exploration programs or relinquish some or all of its rights under the existing option and acquisition agreements. The above factors give rise to material uncertainties that may cast significant doubt on the Company's ability to continue as a going concern.

If the going concern assumptions were not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying values of assets, liabilities, the reported expenses and the consolidated statement of financial position classifications used. Such adjustments could be material.

2. BASIS OF PRESENTATION

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), effective for financial year ended December 31, 2021.

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for the cash flow information.

Lion Copper and Gold Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (In thousands of U.S dollars except per share amounts)

The Company consolidates an entity when it has power over that entity, is exposed, or has rights, to variable returns from its involvement with that entity and can affect those returns through its control over that entity. All material intercompany transactions, balances and expenses are eliminated on consolidation.

These consolidated financial statements include the financial statements of Lion Copper and Gold Corp., and its wholly owned subsidiaries: Quaterra Alaska Inc. (Quaterra Alaska), Inc. Six Mile Mining Company, Singatse Peak Services, LLC ("SPS") and Blue Copper LLC.

These consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on April 29, 2022.

3. SIGNIFICANT ACCOUNTING POLICIES

a) Accounting estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and judgments that affect the application of policies, reported amounts and disclosures. By their nature, these estimates and judgments are subject to uncertainty and the effect on the consolidated financial statements of changes in such estimates in future periods could be significant. Actual results could differ from those estimates.

A key source of estimation uncertainty that has a significant risk of causing material adjustment to the amounts recognized in the consolidated financial statements exists in relation to share-based compensation: The Company has a stock option plan pursuant to which the fair value of options issued is estimated by using the Black Scholes option pricing model on the date of the grant based on certain assumptions. Those assumptions are described in Note 8 and include expected volatility, expected life of the options and number of options expected to vest.

Significant judgments used in the preparation of these consolidated financial statements include, but are not limited to:

  Mineral properties: Judgment is required in assessing whether certain factors would be considered an indicator of impairment. Both internal and external information is considered to determine whether there is an indicator of impairment present and, accordingly, whether impairment testing is required;
  Going concern: In the determination of the Company's ability to meet its ongoing obligations and future contractual commitments, management relies on the Company's planning, budgeting and forecasting process to help determine the funds required to support the Company's normal operations on an ongoing basis and its expansionary plans. The key inputs used by the Company in this process include forecasted capital deployment, results from operations, results from the exploration and development of its properties and general industry conditions; and
  Taxes: Judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable income realized, including the usage of tax planning strategies.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Lion Copper and Gold Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (In thousands of U.S dollars except per share amounts)

b) Translation of foreign currencies

The functional currency for each of the Company's subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions that determined the primary economic environment.

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

c) Mineral properties

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

Proceeds from the sale of properties, property water rights or cash proceeds received from farm-out option agreements are recorded as a reduction of the related mineral property, with any excess proceeds accounted for in the statements of loss and comprehensive loss.

d) Impairment

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

Lion Copper and Gold Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (In thousands of U.S dollars except per share amounts)

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that this does not exceed the original carrying amount that if no impairment loss had been recognized.

e) Share-based compensation

The fair value of stock options granted to directors, officers, employees and consultants is calculated using the Black Scholes option pricing model and is expensed over the vesting periods. If and when the stock options are exercised, the value attributable to the stock options is transferred to share capital.

f) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank deposits and highly liquid investments with an original maturity of 90 days or less.

g) Financial instruments

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

h) Provisions

Provisions are recognized when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated.

Lion Copper and Gold Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (In thousands of U.S dollars except per share amounts)

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, considering the risks and uncertainties surrounding the obligation. The Company had no material provisions as of December 31, 2021 and 2020.

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

k) Accounting Standards Issued but Not Yet Effective

IAS 12 Income Taxes

On May 7, 2021, IASB issued amendments to IAS 12 which require companies to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The amendments are effective for annual reporting periods beginning on or after 1 January 2023. The impacts of the above amendments to IAS 12 on the Company's consolidated financial statements have not yet been evaluated.

4. MARKETABLE SECURITIES

During the year ended December 31, 2021, the Company sold 1,942,795 common shares and as of December 31, 2021 held nil (2020 - 1,942,795) shares of Grande Portage Resources Ltd.

As of December 31, 2020, the fair value of these shares was $641, resulting in an unrealized gain of $476 recognized in the consolidated statements of loss and comprehensive loss. During 2021, the aforementioned sale of all shares held for $830 resulted in a realized gain of $189 recognized in the consolidated statements of loss and comprehensive loss.

5. MINERAL PROPERTIES

Total mineral property maintenance and exploration costs are listed in the table below:

Lion Copper and Gold Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (In thousands of U.S dollars except per share amounts)

	Singatse Peak Services				Six Mile
						Butte	Blue
	MacArthur	Yerington	Bear	Wassuk	Groundhog	Valley	Copper	Total
Balance December 31, 2018	$18,218	$10,578	$1,012	$1,105	$1,620	$-	$-	$32,533

Property maintenance	$159	$90	$238	$110	$64	$168	$-	$829
Geological & mapping	17	-	17	-	65	-	-	99
Geophysical surveys	-	-	-	-	368	18	-	386
Technical study	110	-	-	-	20	-	-	130
Assay & labs	-	-	-	-	5	-	-	5
Environmental	-	189	-	-	-	-	-	189
Field support & other	-	15	-	-	178	-	-	193
Proceeds from water rights		(5,685)						(5,685)
Total additions of the year	286	(5,391)	255	110	700	186	-	(3,854)
Balance December 31, 2019	$18,504	$5,187	$1,267	$1,215	$2,320	$186	$-	$28,679

Property maintenance	$159	$73	$193	$255	$61	$201	$-	$942
Geological & mapping	4	-	-	-	3	-	-	7
Geophysical surveys	-	-	-	-	66	-	-	66
Technical study	158	-	-	-	14	-	-	172
Assay & labs	3	-	-	-	-	-	-	3
Environmental	-	167	-	-	-	-	-	167
Field support & other	-	10	-	-	58	-	-	68
Proceeds from water rights	-	(1,868)	-	-		-	-	(1,868)
Total additions of the year	324	(1,618)	193	255	202	201	-	(443)
Balance December 31, 2020	$18,828	$3,569	$1,460	$1,470	$2,522	$387	$-	$28,236

Property maintenance	$159	$69	$193	$305	$98	$247	$401	$1,472
Drilling	892	-	-	47	-	500	-	1,439
Geological & mapping	22	-	-	-	-	-	16	38
Geophysical surveys	20	-	63	-	-	47	15	145
Technical study	276	11	-	-	1	-	-	288
Assay & labs	231	-	-	-	-	-	-	231
Environmental	43	142	-	-	-	-	-	185
Field support & other	46	5	-	3	67	1	47	169
Total additions of the year	1,689	227	256	355	166	795	479	3,967
Balance December 31, 2021	$20,517	$3,796	$1,716	$1,825	$2,688	$1,182	$479	$32,203

The Company owns a 100% interest in the MacArthur and Yerington properties. It has an option to earn a 100% interest in the Bear, Wassuk, and Butte Valley properties in Nevada, a 100% interest in the Blue Copper Project in Montana, and a 90% interest in the Groundhog property in Alaska.

a) MacArthur and Yerington Properties, Nevada

On February 24, 2021, the Company announced a purchase and sale agreement to sell certain primary groundwater rights to Desert Pearl Farms LLC ("Desert Pearl"), a Yerington-based company involved in agriculture, for $2,910 (the "Purchase and Sale Agreement"). In early March, 2021, the Company filed an application with the State of Nevada Division of Water Resources ("NDWR") to change the manner of use of the water rights from mining to agriculture and their place of use ("Change Application"). Under the terms of the Purchase and Sale Agreement, Desert Pearl made a $1,000 initial payment to the Company on March 5, 2021. The Purchase and Sale Agreement is subject to the NDWR's final approval of the Change Application. The primary water rights covered under the Purchase and Sale Agreement are one of the water rights that are the subject of forfeiture, as discussed in the next paragraph.

Lion Copper and Gold Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (In thousands of U.S dollars except per share amounts)

On July 23, 2021, the Company received a notice from the State of Nevada that three water rights permits had been forfeited. Further, that the application for an extension of time to prevent forfeiture of a fourth certificate was denied. The permits affected are components of the Purchase and Sale Agreement announced on February 24, 2021.

On August 20, 2021, the Company filed a Petition for Judicial Review of the Forfeiture Notice and has retained legal counsel to initiate and vigorously undertake the appeal process. Should the appeal be unsuccessful or Desert Pearl elects to terminate the Purchase and Sale Agreement, the Company will be obligated to refund the $1,000 initial payment to Desert Pearl (therefore, it has been treated as an accrued liability on the balance sheet) and the $1,910 balance of the water rights proceeds would be forfeited.

b) Bear Deposit, Nevada

The Company has five option agreements, entered from March 2013 to May 2015, to acquire a 100% interest in private land in Yerington, Nevada, known as the Bear deposit. Under the terms of these option agreements, as amended, the Company is required to make $5,673 in cash payments over 15 years ($5,029 paid) to maintain the exclusive right to purchase the land, mineral rights, and certain water rights and to conduct mineral exploration on these properties. Two of the properties are subject to a 2% NSR upon commencing commercial production, which can be reduced to a 1% NSR in consideration of $1,250 total.

Outstanding payments due under the five option agreements by year are as follows:

  $193 due in 2021 (paid);
  $193 due 2022;
  $201 due in 2023;
  $50 due in years 2024 to 2028.

c) Wassuk, Nevada

The Wassuk property consists of 310 unpatented lode claims totaling approximately 6,400 acres on lands administered by the BLM.

The Company has completed all requirements to earn a 100% interest in certain unpatented mining claims in Lyon County, Nevada, ($1,405 in cash payments and a work commitment of $50) and is in the process of exercising its option to purchase these claims. During 2021 two final option payments of $125 due by August 1, 2021, and the final $125 due by October 10, 2021, were both paid and form part of the total payments of $1,405.

The property is subject to a 3% NSR upon commencing commercial production, which can be reduced to a 2% NSR royalty in consideration of $1,500.

Lion Copper and Gold Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (In thousands of U.S dollars except per share amounts)

d) Groundhog, Alaska

On April 20, 2017, the Company entered a lease with option to purchase agreement with Chuchuna Minerals Company ("Chuchuna") to earn a 90% interest in the Groundhog copper prospect, located two hundred miles southwest of Anchorage, Alaska.

During the year ended December 31, 2021, the lease agreement was further extended from six to seven years, providing the Company more time to make the required exploration expenditures and lump sum payment. To earn the 90% interest, the Company must fund a total of $5,000 ($2,688 funded) of exploration expenditures and make a lump sum payment to Chuchuna of $3,000 by the end of April 20, 2024. The Company can terminate the Agreement at its discretion.

The Company has met the annual work commitments required to spend a minimum of $160. The Company incurred exploration expenditures of $166 for the year-ended December 31, 2021.

e) Butte Valley, Nevada

The Company entered into an option agreement dated August 22, 2019, as amended on December 6, 2019 and July 30, 2021, with North Exploration, LLC ("North Exploration"), to purchase a 100% interest in six hundred unpatented mining claims in White Pine County, Nevada, for $600 over five years. North Exploration will retain a 2.5% NSR, of which 1% can be purchased for $1,000. A further 0.5% NSR can be purchased within the first ten years after the option is exercised for $5,000.

On December 3, 2019, the Company entered into an option agreement with Nevada Select Royalty, Inc. ("Nevada Select"), to purchase a 100% interest in seventy-eight unpatented claims in White Pine Country, Nevada associated with the Butte Valley project for $250 over five years. Nevada Select will retain a 2% NSR, of which 1% can be purchased by the Company during the ten-year term of the option for $10,000.

Aggregate payments to maintain the two option agreements by year are as follows:

  $20 due 2019 (paid);
  $80 due in 2020 (paid);
  $100 due in 2021 (paid);
  $150 due in 2022; and
  $250 each due in 2023 and 2024.

On January 26, 2022, the Company entered into a property acquisition agreement to assign its options to acquire the Butte Valley property to 1301666 B.C. Ltd ("BC Co.") which is a private British Columbia company established to acquire mineral resource properties (see Note 16).

f) Chaco Bear and Ashton Properties, British Columbia

On August 25, 2021, the Company entered into a non-binding letter of intent (the "LOI") with Houston Minerals Ltd. ("Houston") setting forth the terms of an option whereby the Company may acquire a 100% interest in the Chaco Bear Property located directly east of the Golden Triangle of British Columbia, and the Ashton Property located near Lytton, British Columbia (Collectively, the "Properties").

Under the terms of the LOI, the Company and Houston proposed to enter into a definitive agreement whereby the Company can earn up to a 100% interest in the Properties by making the following issuances and payments over a four-year period:

Lion Copper and Gold Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (In thousands of U.S dollars except per share amounts)

  issuing 8,000,000 common shares of the Company on closing;
  making annual lease payments on the Properties after 2021;
  incurring CAD$150 of exploration expenditures on the Chaco Bear Property and CAD$50 of exploration expenditures on the Ashton Property before the end of 2021 for CAD$200 (paid);
  incurring exploration expenditures of at least the value of the annual assessment multiplied by 1.5 for periods after 2021;
  paying CAD$1,500 for the Chaco Bear Property and CAD$1,000 for the Ashton Property on or before 4 years from the closing, which amounts are payable in cash or common shares of the Company; and
  making annual advance royalty payments in the fourth and fifth year from the closing in the amounts of CAD$250 on the Chaco Bear Property and CAD$150 on the Ashton Property.

On September 17, 2021, the parties agreed to an amendment to the LOI to include a 2.5% NSR on each property. Prior to feasibility, the Company may reduce the NSR to 1.0% on the Chaco Bear Property in consideration for a payment of CAD$6,000 and 1.0% on the Ashton Property for a payment of CAD$3,000. Post feasibility, the Company may purchase the remaining 1.0% NSR on the Chaco Bear Property for CAD$12,000 and the remaining 1.0% NSR on the Ashton Property for CAD$6,000.

On January 26, 2022, the Company entered into an option agreement with Houston to replace the LOI (See subsequent events). (See Note 16).

g) Blue Copper Prospect, Montana

During the year ended as of December 31, 2021, Blue Copper LLC (the Company's 100% owned subsidiary) acquired and staked a district scale exploration and resource discovery opportunity (the "Blue Copper Prospect"), comprising more than 7,430 acres in Powell County and Lewis & Clark County in Montana, USA. The area is prospective for high grade copper-gold skarns and porphyry copper-gold mineralization. The claim block encompasses a group of more than fourteen historic small mines that produced high grade gold, copper and tungsten.

As a part of the transaction, Blue Copper LLC entered into a purchase agreement with Four O Six Mining & Exploration LLC to acquire certain existing and additional unpatented mining claims. In exchange for the unpatented mining claims, as part of the closing of the transaction, the Company issued 1,500,000 common shares of the capital of the Company (Note 16 (c)) and provided a NSR of 2.0% with a buy-down of 1% NSR for $1,500.

Blue Copper LLC has staked an additional 131 claims to expand the Blue Copper Prospect. The Company has provided a NSR of 2% with a buy-down of 1% NSR for $600 to Four O Six Mining & Exploration LLC for these claims.

6. DERIVATIVE LIABILITIES WARRANTS

The Company has certain outstanding share purchase warrants that are exercisable in a different currency from the Company's functional currency. These warrants are classified as derivative liabilities and carried at fair value and revalued at each reporting date.

As of December 31, 2021, the derivative liabilities were related to 769,230 warrants with an exercise price denominated in Canadian dollars. They were revalued using the weighted average assumptions: volatility of 141% (2020 - 106%), expected term of 0.72 years (2020 - 2 years), a discount rate of 1.01% (2020-0.36%) and a dividend yield of 0% (2020 - 0%). The resulting fair value of these derivative liabilities at December 31, 2021 is $55 (2020: $51).

Lion Copper and Gold Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (In thousands of U.S dollars except per share amounts)

7. SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares without par value.

Common share transactions:

Year ended December 31, 2021

a) On September 13, 2021, the Company closed the first tranche of a non-brokered private placement (the "Private Placement") for gross proceeds of $1,566. The Company issued 26,105,833 units (each, a "Unit") of the Company at a price of $0.06 per Unit.

Each Unit is comprised of one common share (a "Common Share") and one non-transferable common share purchase warrant (a "Warrant"). Each Warrant entitles the holder thereof to purchase one additional Common Share of the Company at a price of $0.10 per Common Share for a period of three years from the date of closing. The Warrants contain a forced exercise provision if the daily volume weighted average trading price of the Common Shares of the Company on the TSXV is equal to or greater than $0.30 for a period of ten consecutive trading days.

In connection with the completion of the first tranche of the Private Placement, the Company paid a total of $23 and issued 382,900 finder's warrants as finder's fees. The finder's warrants will be exercisable at $0.10 per share for a period of 3 years from the date of closing.

b) On September 27, 2021, the Company closed the second tranche of a non-brokered private placement for gross proceeds of $772. The Company issued 12,863,669 Units of the Company at a price of $0.06 per Unit.

In connection with the completion of the second tranche of the Private Placement, the Company paid a total of $17 and issued 289,240 finder's warrants as finder's fees. The finder's warrants will be exercisable at $0.10 per share for a period of 3 years from the date of closing.

Each Unit is comprised of one Common Share and one Warrant. Each Warrant entitles the holder thereof to purchase one additional Common Share of the Company at a price of $0.10 per Common Share for a period of three years from the date of closing. The Warrants contain a forced exercise provision if the daily volume weighted average trading price of the Common Shares of the Company on the TSXV is equal to or greater than $0.30 for a period of ten consecutive trading days.

Related parties acquired 1,566,668 Units in both the first and second tranches.

c) On October 21, 2021, the Company closed the third and final tranche of its oversubscribed Private Placement. The Company issued 29,832,834 Units at a price of $0.06 (CAD$0.075) per Unit for gross proceeds of $1,790 (CAD$2,237). Combined with the first and second tranches, the Company raised an aggregate of $4,128 (CAD$5,160) in the Private Placement.

Each Unit is comprised of one Common Share and Warrant. Each Warrant entitles the holder thereof to purchase one additional Common Share of the Company at an exercise price of $0.10 per Common Share for a period of three years from the date of closing. The Warrants contain a forced exercise provision if the daily volume weighted average trading price of the Common Shares of the Company on the TSXV is equal to or greater than $0.30 for a period of ten consecutive trading days.

Lion Copper and Gold Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (In thousands of U.S dollars except per share amounts)

In connection with the completion of the third tranche of the Private Placement, the Company paid a total of $110 and issued an aggregate of 1,839,798 finder's warrants as finder's fees. The finder's warrants are exercisable at a price of $0.10 per share for a period of 3 years from the date of closing.

The securities issued pursuant to the third tranche of the Private Placement were subject to a four-month hold period expiring on February 22, 2022.

d) On October 14, 2021, the Company agreed to settle outstanding debt of $27 (CAD$33) with Manex Resource Group Inc. ("Manex") a former related party by issuing 403,665 common shares of the Company at a market price of CAD$0.0825 per share. The amount of indebtedness represents an outstanding account for services provided to the Company. The transaction was approved by the TSXV.

e) During the year ended December 31, 2021, the Company issued 5,885,000 common shares in connection with options and warrants exercised for proceeds of $323.

Year ended December 31, 2020

a) During the year ended December 31, 2020, the Company issued 500,000 common shares in connection with options exercised for gross proceeds of $35.

b) In July and August 2020, CAD$100 notes were converted into units at CAD$0.10, comprising 1,000,000 common share and 1,000,000 warrants. On August 28, 2020, the Company repaid the remaining CAD$400 and the related accrued interest of CAD$99 in cash.

The share capital for the CAD$100 conversion was valued as $94 using the Company's closing share price on the conversion dates.

Interest and accretion expense for the convertible notes at December 31, 2020 was $72.

The conversion feature was a derivative liability based on the fact the conversion into units could result in a variable number of shares to be issued.

8. EQUITY RESERVES

a) Stock options

The Company has a stock option plan under which the Company is authorized to grant stock options of up to 10% of the number of common shares issued and outstanding of the Company at any given time.

The continuity of the number of stock options issued and outstanding as of December 31, 2021 and 2020 is as follows:

Lion Copper and Gold Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (In thousands of U.S dollars except per share amounts)

	As at December 31, 2021		As at December 31, 2020
	Number of	Weighted	Number of	Weighted
	Options	Average	Options	Average
		Exercise Price		Exercise Price
Outstanding, beginning of year	14,690,000	0.08	14,495,000	0.08
Granted	12,900,000	0.16	3,175,000	0.08
Expired	(275,000)	0.65	(2,480,000)	(0.13)
Cancelled	(2,515,000)	0.15	-	-
Exercised	(4,885,000)	0.07	(500,000)	0.05
Outstanding, end of year	19,915,000	0.12	14,690,000	0.07

As of December 31, 2021 and 2020 the number of stock options outstanding and exercisable were:

		Number of	Remaining	Number of
	Exercise Price	Options	contractual life in	Options
Expiry Date	(CAD)	Outstanding	years	Exercisable
June 23, 2022	0.10	1,695,000	0.48	1,695,000
September 20, 2023	0.06	1,470,000	1.72	1,470,000
June 21, 2024	0.07	1,900,000	2.47	1,900,000
August 8, 2024	0.06	500,000	2.61	500,000
June 20, 2025	0.08	2,450,000	3.47	2,450,000
June 18, 2026	0.25	3,950,000	4.47	1,975,000
September 17, 2026	0.11	4,500,000	4.72	2,250,000
October 21, 2026	0.09	2,700,000	4.81	675,000
December 12, 2026	0.12	750,000	4.95	187,500
Outstanding December 31, 2021		19,915,000		13,102,500

		Number of	Remaining	Number of
	Exercise Price	Options	contractual life in	Options
Expiry Date	(CAD)	Outstanding	years	Exercisable
April 14, 2021	0.07	2,795,000	0.28	2,795,000
June 23, 2022	0.10	2,900,000	1.48	2,900,000
September 20, 2023	0.06	2,370,000	2.72	2,370,000
June 21, 2024	0.07	2,950,000	3.47	2,950,000
August 8, 2024	0.06	500,000	3.61	500,000
June 20, 2025	0.08	3,175,000	4.47	3,175,000
Outstanding December 31, 2020		14,690,000		14,690,000

The Company used the following assumptions in the Black-Scholes option pricing model:

	Year ended December 31,
	2021	2020	2019
Weighted average share price	CAD 0.16	CAD 0.07	CAD 0.065
Risk-free interest rate	1.13%	0.36%	1.40%
Expected share price volatility	105%	100%	103%
Expected option life in years	5.0	5.0	5.0
Forfeiture rate	0%	0%	0%
Expected dividend yield	0%	0%	0%

During the year ended December 31, 2021 an amount of $1,077 (2020 - $175) was expensed as share-based compensation. The portion of share-based compensation recorded is based on the vesting schedule of the options.

Lion Copper and Gold Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (In thousands of U.S dollars except per share amounts)

b) Share purchase warrants

The continuity of the number of share purchase warrants outstanding as of December 31, 2021 and 2020, is as follows:

	December 31, 2021		December 31, 2020
		Weighted		Weighted
	Number of	Average Exercise	Number of	Average
	Warrants	Price	Warrants	Exercise Price
Outstanding, beginning of year	12,769,230	$0.05	11,769,230	$0.05
Issued	71,314,274	0.10	1,000,000	0.05
Exercised	(1,000,000)	0.05	-	-
Outstanding, end of year	83,083,504	$0.09	12,769,230	$0.05

The following table summarizes warrants outstanding as of December 31, 2021 and 2020:

			December 31,
Expiry date	Currency	Exercise price	2021	2020
August 28, 2022	CAD	0.07	-	1,000,000
August 28, 2022		$0.05	11,000,000	11,000,000
September 20, 2022	CAD	0.07	769,230	769,230
September 13, 2024		$0.10	26,488,733	-
September 27, 2024		$0.10	13,152,909	-
October 21, 2024		$0.10	31,672,632	-
Outstanding at the end of the year			83,083,504	12,769,230

9. RELATED PARTY TRANSACTIONS

The Company's related parties include its directors and officers whose remuneration was as follows, subject to change of control provisions for officers:

	December 31,
	2021	2020	2019
Salaries	491	391	410
Directors' fees	6	35	36
Share-based compensation	504	85	60
	1,001	511	506

a) Directors of the Company participated in the first and second tranches of the Company's Private Placement acquiring 1,566,668 Units (see Note 7 (b)).

b) On October 14, 2021, the Company agreed to settle outstanding debt of $27 (CAD$33) with the Company's former Corporate Secretary, Mr. Lawrence Page (Manex) by issuing 403,665 common shares of the Company at a market price of CAD$0.0825 per share (see Note 7 (d)).

Lion Copper and Gold Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (In thousands of U.S dollars except per share amounts)

c) On January 26, 2022, the Company entered into a property acquisition agreement to assign its options to acquire the Butte Valley property to BC Co. which is a private British Columbia company established to acquire mineral resource properties. BC Co. was founded by two individuals that are also directors and officers of Lion CG and as such the transaction is a non-arm's length transaction under TSXV rules.

On April 5, 2022, the Company completed the assignment of the two option agreements for the Butte Valley property. Pursuant to the assignment agreement, Lion CG received 16,049,444 common shares of BC Co. Concurrently with the completion of the assignment of the Butte Valley Property, BC Co. closed a private placement for gross proceeds of CAD$3,106 through the issuance of 15,531,130 units at a price of CAD$0.20 per unit. In addition, the Company received a payment of $500 from BC Co. as a reimbursement of exploration expenditures and related costs incurred by the Company on the Butte Valley Property.

The transaction is a non-arm's length transaction under TSXV rules (see Note 16).

d) As per their agreements with the Company, the CEO and President/CFO are entitled to receive an annual grant of options under the Stock Option Plan of the Company on each Annual Review Date. The number of options will be determined by the Board based on a minimum of 50% and maximum of 150% of the annual base compensation. The exercise price per common share of the Company will be equal to the Market Price (as defined in the TSXV policies) of the Company's common shares as at the Annual Review Date, subject to a minimum exercise price per share of CAD$0.05. The applicable percentage on the annual base salary will be determined by the Board based on an assessment of the performance of the CEO and President/CFO in achieving the Annual Objectives for the relevant Annual Review Period. The Board is yet to determine the percentage and number of bonus options to be granted between 50% and 150% of their base compensation to the CEO and President/CFO for 2021.

e) As per their agreements with the Company, the CEO and President/ CFO were each granted 4 million Restricted Stock Units ("RSUs") on October 21, 2021, which were granted subject to vesting in three equal installments over three years. The grant of RSUs are subject to shareholder approval and further subject to Exchange approval of the RSU Plan and the aforementioned grant thereunder. Pursuant to Exchange policies, RSUs granted prior to shareholder approval of the RSU Plan must be specifically approved by a vote of shareholders excluding the votes of the holders of the Restricted Share Units. As a result of these pending approvals, the RSUs cannot commence vesting any earlier than on date of receipt of the same. If at any point the Company divests its interests, including the option to purchase, absent a merger, sale or similar transaction in a) one of either the Chaco Bear or Ashton projects, then 50% of the total RSUs that have not vested will be cancelled, or b) both the Chaco Bear or Ashton projects, then 100% of the total RSUs that have not vested will be cancelled.

10. SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being mineral exploration. Geographic segment information of the Company as at and for the years ended December 31, 2021 is as follows:

Lion Copper and Gold Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (In thousands of U.S dollars except per share amounts)

	December 31, 2021
	Canada	USA	Total
Non current assets	$-	$32,238	$32,238
Total assets	$790	$32,339	$33,129
Total liabilities	$(196)	$(1,217)	$(1,413)

	Year ended December 31, 2021
	Canada	USA	Total

Net Loss	$(2,633)	$(391)	$(3,024)

11. COMMITMENTS

To acquire certain mineral property interests as per Note 5, the Company must make optional acquisition expenditures to satisfy the terms of existing option agreements, failing which the rights to such mineral properties will revert to the property vendors.

12. CONTINGENCIES

On July 23, 2021, the Company received notice from the State of Nevada that the State has not approved extensions of three water rights permits purchased by its subsidiary, SPS in 2011. The State also advised that a fourth permit would not be extended after a period of an additional year.

On August 20, 2021, the Company filed a Petition for Judicial Review of the Forfeiture Notice and has retained legal counsel to initiate and vigorously undertake the appeal process. Should the appeal be unsuccessful or the agreement to sell water is terminated, the Company will be obligated to refund the $1,000 initial payment it received. Therefore, it has been treated as an accrued liability on the balance sheet and the $1,910 balance of the water rights proceeds would be forfeited.

13. DEFERRED INCOME TAXES

A reconciliation of income tax provision computed at Canadian statutory rates to the reported income tax provision is provided as follows:

	2021	2020	2019
Tax loss for the year	(2,550)	(983)	(1,711)
Canadian statutory rate	27%	27.00%	27.00%

Income tax benefit computed at statutory rates	$(688)	$(265)	$(462)
Foreign tax rates different from statutory rates	42	8	31
Other	-	(26)	2
Share issuance costs	(98)	-	-
Foreign exchange gains and losses	(48)	(180)	55
Permanent differences	190	19	5
Change in unused tax losses and tax offsets	602	444	369
Income tax expense (recovery)	$-	$-	$-

Lion Copper and Gold Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (In thousands of U.S dollars except per share amounts)

The Company's unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consists of the following amounts:

	2021	2020
Non Capital losses	$8,988	$8,597
Capital losses	2,313	2,303
Tax value over book value of mineral properties	1,642	4,995
Tax value over book value of equipment	12	12
Tax value over (under) book value of investments and
share issuance costs	78	(59)
	$13,033	$15,848

The company's unused tax losses expire as follows:

	Canada	US
2021-2026	$551	$-
2026-2041	21,852	4,377
Indefinite	-	1,636
	$22,403	$6,013

The Company's unused capital losses of $17,130 are available to carry forward indefinitely.

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

There was no change in the Company's approach to capital management during the year ended December 31, 2021. The Company is not subject to any externally imposed capital requirements.

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

Lion Copper and Gold Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (In thousands of U.S dollars except per share amounts)

Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The three levels of the fair value hierarchy are:

  Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.
  Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
  Level 3 - Inputs that are not based on observable market data.

The Company's activities expose it to financial risks of varying degrees of significance, which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are, liquidity risk, currency risk, interest rate risk, credit risk and commodity price risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and reviews the Company's policies on an ongoing basis.

a) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. To mitigate this risk, the Company has a planning and budgeting process in place to determine the funds required to support its ongoing operations and capital expenditures. The Company ensures that sufficient funds are raised from equity offerings or debt financings to meet its operating requirements, after considering existing cash and expected exercise of stock options and share purchase warrants. See Note 1 for further discussion.

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

d) Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk through its cash and cash equivalents. Cash and cash equivalents are held in large Canadian financial institutions that have high credit ratings assigned by international credit rating agencies.

Lion Copper and Gold Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (In thousands of U.S dollars except per share amounts)

e) Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities. The Company has no control over these fluctuations and does not hedge its investments. Marketable securities; if any, are adjusted to fair value at each reporting date.

16. SUBSEQUENT EVENTS

a) On January 26, 2022, the Company entered into an option agreement with Houston Minerals Ltd. to replace the LOI dated August 25, 2021 (See Note 5 (f)). Pursuant to the terms of the option agreement, the Company may acquire a 100% interest in the Chaco Bear Property located directly east of the Golden Triangle of British Columbia, and the Ashton Property located near Lytton, British Columbia, subject to a 2.5% net smelter returns royalty.

The terms of the option agreement are unchanged from the LOI except that the term of the option has changed from a four year period to a ten year period and annual advance royalty payments in the amounts of CAD$250 on the Chaco Bear Property and CAD$150 on the Ashton Property are to be paid starting on the fifth year from closing through to the ninth year from closing instead of only in the fourth and fifth years from the closing. All other consideration terms remain unchanged.

In addition, commencing on January 31, 2022, and on January 31 of each year thereafter during the Option Period, Lion CG shall pay the following option maintenance fees to Houston: (a) CAD$60 in respect of the Chaco Bear Property; and (b) CAD$40 in respect of the Ashton Property.

On March 16, 2022, the transaction was closed and Lion CG has funded an initial work program of CAD$200 on the Properties in consideration for the grant of the Option. The Company may exercise the Option for a period of up to ten years to acquire (i) the Chaco Bear property by paying CAD$1,500 to Houston, in cash or in common shares of the Company at the Company's option; and/or (ii) the Ashton Property by paying CAD$1,000 to Houston in cash or in common shares of the Company at the Company's option, and in either case common shares will be valued using the volume weighted average trading price of the Company's common shares for the twenty trading day period ending three trading days prior to the date of issuance of such Lion CG shares, with such cash payments being subject to a discount of between 5% and 15% based on the timing of exercise and cumulative exploration expenditures incurred as at the time of exercise. Houston will retain a 2.5% net smelter returns royalty on any of the Properties for which an Option has been exercised by the Company.

b) In 2019, the Company secured two separate option agreements to acquire 678 unpatented mining claims covering most of the known mineralization at the Butte Valley Property. On January 26, 2022, Quaterra Alaska entered into an agreement to assign its options to acquire the Butte Valley Property to a private company, BC Co.

Pursuant to the agreement, Lion CG's 100% owned subsidiary Quaterra Alaska will be granted an equity position in BC Co. In addition, Quaterra Alaska will maintain a 1.5% NSR on each of the Butte Valley optioned properties, which is subject to a buy-down to a 1.0% NSR in exchange for a payment of $7,500 per property.

On April 5, 2022, the Company completed the assignment of the two option agreements for the Butte Valley Property. In addition, the Company received a payment of $500 from BC Co. as a reimbursement of exploration expenditures and related costs incurred by the Company on the Butte Valley Property.

The transaction is a non-arm's length transaction under TSXV rules.

Lion Copper and Gold Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (In thousands of U.S dollars except per share amounts)

c) On February 14, 2022, as a part of the Blue Copper Prospect transaction (Note 5 (g)), the Company issued 1,500,000 common shares as part of the closing of the transaction.

d) On March 18, 2022, the Company entered into an Option to Earn-in Agreement with Rio Tinto America Inc. ("Rio Tinto") to advance studies and exploration at Lion CG's copper assets in Mason Valley, Nevada. Under the agreement, Rio Tinto has the option to earn a 65% interest in the assets, comprising 34,494 acres of land, including the historic Yerington mine, greenfield MacArthur Project, Wassuk property, the Bear deposit, and associated water rights (the "Mining Assets"). In addition, Rio Tinto will evaluate the potential commercial deployment of its Nuton™ technologies at the site. Nuton™ offers copper heap leaching technologies developed by Rio Tinto to deliver greater copper recovery from mined ore and access new sources of copper such as low-grade sulphide resources and reprocessing of stockpiles and mineralised waste. The technologies have the potential to deliver leading environmental performance through more efficient water usage, lower carbon emission, and the ability to reclaim mine sites by reprocessing waste.

The stages of the Agreement are set out below.

Stage 1

Rio Tinto will pay up to four million U.S. dollars ($4,000) for an exclusive earn-in option and agreed-upon Mason Valley study and evaluation works to be completed by Lion CG no later than December 31, 2022.

Stage 2

Within forty-five (45) days of the completion of Stage 1, Rio Tinto will provide notice to Lion CG whether Rio Tinto elects to proceed with Stage 2, upon which Rio Tinto will pay up to five million U.S. dollars ($5,000) for agreed-upon Mason Valley study and evaluation works to be completed by Lion CG within 12 months from the date that the parties agree upon the scope of Stage 2 work.

Stages 1 and 2 may be accelerated at Rio Tinto's option.

Stage 3 - Feasibility Study

Within sixty (60) days of the completion of Stage 2, Rio Tinto shall provide notice to Lion CG whether Rio Tinto will exercise its Option and fund a Feasibility Study based on the results of the Stage 1 and Stage 2 work programs. Rio Tinto will fully-fund the Feasibility Study and ancillary work completed by Lion CG in amount not to exceed fifty million U.S. dollars ($50,000).

Investment Decision

Upon completion of the Feasibility Study, Rio Tinto and Lion CG will decide whether to create an investment vehicle into which the Mining Assets will be transferred, with Rio Tinto holding not less than a 65% interest in the investment vehicle.

• If Rio Tinto elects to not to create the investment vehicle, then Lion CG shall grant to Rio Tinto a 1.5% NSR on the Mining Assets.

• If Rio Tinto elects to create the investment vehicle but Lion CG elects not to create the investment vehicle, then, at Rio Tinto's option, Lion CG shall create the investment vehicle and Rio Tinto will purchase Lion CG's interest in the investment vehicle for fair market value.

Project Financing

• Following the formation of the investment vehicle, any project financing costs incurred will be funded by Rio Tinto and Lion CG in proportion to their respective ownership interest in the investment vehicle.

• Rio Tinto may elect to fund up to sixty million U.S. dollars ($60,000) of Lion CG 's project financing costs in exchange for a 10% increase in Rio Tinto's ownership percentage. In addition, upon mutual agreement of Rio Tinto and Lion CG, Rio Tinto may fund an additional forty million U.S. dollars ($40,000) of Lion CG's project financing costs in exchange for an additional 5% increase in Rio Tinto's ownership percentage.

Lion Copper and Gold Corp. Notes to the Consolidated Financial Statements For the year ended December 31, 2021 (In thousands of U.S dollars except per share amounts)

• If Lion CG's ownership percentage in the investment vehicle is diluted to 10% or less, then Lion CG's ownership interest will be converted into a 1% uncapped NSR.

e) On March 30, 2022, Six Mile Mining Company, a 100% wholly owned subsidiary of the Company was dissolved and its assets were transferred to Quaterra Alaska Inc. which is a 100% wholly owned subsidiary of the Company.

f) On April 13, 2022, Quaterra Alaska Inc. entered into a NSR buydown agreement for the Butte Valley property with BC Co., pursuant to which BC Co. will pay $500 in exchange for a buy-down of the royalties to 0.5%. Closing of the transaction will be subject to the third party enter into an exploration and earn-in agreement with certain exploration Company. If the closing of the transaction does not occur by July 20, 2022, the NSR buydown agreement will be null and void.

g) On April 21, 2022, the Company agreed to settle outstanding debt of $63 (CAD$80) with an arm's length creditor by issuing 800,000 common shares of the Company at a market price of CAD$0.10 per share. The amount of indebtedness represents an outstanding account for services provided to the Company. The shares are subject to a four month hold period pursuant to TSXV policies. TSXV approval was granted on April 25, 2022 and the transaction was closed.