Form 20-F/A
period 2021-12-31
LION COPPER & GOLD CORP.
filed 2022-05-31
CIK 1339688

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

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
Yes  [  ]  No  [ X ]

Former Auditor Firm Id: 271 Former Auditor Name: PricewaterhouseCoopers LLP Former Auditor Location: Vancouver, British Columbia, Canada

Current Auditor Firm Id: 1930 Current Auditor Name: MNP LLP Current Auditor Location: Vancouver, British Columbia, Canada

EXPLANATORY NOTE

This Amendment No.1 on Form 20-F (“Form 20-F/A”) of Lion Copper and Gold Corp. is being filed to amend the Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission on May 2, 2022. This Form 20-F/A is being filed to include interactive data files in XBRL format pursuant to paragraph 101 of the Instructions as to Exhibits of Form 20-F. The financials statements of the Form 20-F have not been amended.

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

•

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

•

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

The dominant west-northwest (N60°W to N80°W) structural fabric recognized throughout the Yerington District is manifested at the MacArthur Property as porphyry dike swarms and as high angle shears, faults, and joints along which andesite dikes developed.  Structure played a key role in localizing copper oxide mineralization around the historic pit area, principally along the west-northwest fabric and, secondarily, along generally orthogonal northeast structure bearing N20°E to N40°E.

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

•

For Total Copper: a 0.2000 to 0.2199 gram (g) sample is weighed into a 200-milliliter (ml) flask in batches of 20 samples plus two checks (duplicates) and two standards per rack. A three-acid mix, 14.5 ml total is added and heated to about 250°C for digestion. The sample is made to volume and read on an ICP/AAS using standards and blanks for calibration.

•

For Acid Soluble Copper: a 1.00 to 1.0199 g sample is weighed into a 200 ml flask in batches of 20 samples plus two checks (duplicates) and two standards per rack. Sulfuric acid (2.174 l) in water and sodium sulfite in water are mixed and added to the flask and allowed to leach for an hour. The sample is made to volume and read on an ICP/AAS using standards and blanks for calibration.

•

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

•

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

•

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

h. Ashton Property, British Columbia

Ashton Property are location within 10 km of Lytton in southern BC at the Spences Bridge Gold Belt at 19 km south of Spences Bridge on the east bank of the Thompson River within a few hundred meters of the Trans-Canada Highway and the mainline of the Canadian Pacific Railway History

The going forward exploration strategy, includes additional geological mapping and surface prospecting, further mapping and surface sampling will be focused on the southern portion of the Ashton Project where there is extensive gold in soil anomalies. drilling to evaluate a potential gold skarn  and the propylitic alteration on the project area will be further investigated for other mineralized stocks.

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

Local geology and alteration

Strong propylitic alteration at Ashton indicates the presence of a concealed porphyry system

•	Situated near, and likely a major source for, the famous Nicoaman placer gold deposits that sparked the Thompson River gold rush.
•	Propylitic alteration of a diorite intrusive can be subdivided into a central actinolite dominant zone and a more distal epidote-chlorite-calcite zone
•	The central actinolite altered zone containing actinolite, epidote, chlorite, and calcite covers an area approximately 100 m X 100 m
•	Correlates with some of the best MMI and soil sample copper anomalies

•	Minor phyllic alteration also present in central zone
•	The chlorite-epidote-calcite zone extends up to 500 m from the central actinolite alteration zone

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

ITEM 19.	EXHIBITS

The following documents are filed as exhibits to this annual report on Form 20-F:

Exhibit
Number	Description of Exhibit

1.1	Articles of Lion Copper and Gold Corp. dated June 21, 2018 (incorporated by reference to Exhibit 1.1 to the Company's 20-F (0-55139) filed on April 30, 2020)

1.2	Notice of Articles of Lion Copper and Gold Corp., dated December 8, 2021 (filed herewith)

2	Shareholder Rights Plan, dated June 21, 2018 (incorporated by reference to Exhibit 99.1 to the Company's Form 6-K (0-55139) filed on June 26, 2018)

8	List of Subsidiaries (filed herewith)

12.1	Certification of the principal executive officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)

12.2	Certification of the principal financial officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)

13.1	Certification of the principal executive officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

13.2	Certification of the principal financial officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

101.INS	Inline XBRL Instance File
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LION COPPER AND GOLD CORP.

Dated: May 30, 2022	By: /s/ Stephen Goodman
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

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

March 30, 2021

PCAOB ID# 271

We have served as the Company's auditor from 2016 to 2021.

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

85

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

86

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

87

Lion Copper and Gold Corp.
Consolidated Statements of Cash Flows
(In thousands of U.S. Dollars)

	Year ended December 31,
	2021	2020	2019
Operating activities
Net loss for the year	$(3,024)	$(983)	$(1,711)
Items not involving cash:
Fair value (gain) on derivative liabilities - warrants	4	(90)	(105)
Fair value loss on warrants	-	-	-
Loss on settlement of convertible notes	-	26	13
Interest and convertible accretion	-	72	260
Realized (gain) on sale of marketable securities	(189)	-	-
Unrealized (gain) loss on marketable securities	-	(476)	(9)
Share-based compensation	1,077	175	117
	(2,132)	(1,276)	(1,435)
Changes in non-cash working capital
Other receivable	(3)	-	(1)
Prepaid and deposit	(38)	(1)	-
Accounts payable and accrued liabilities	95	96	(185)
	(2,078)	(1,181)	(1,621)

Financing activities
Proceeds from shares issued for private placements, net	3,966	19	132
Proceeds from shares issued for stock options and warrants exercised	323	-
Convertible notes	-	(381)	-
Loan	-	-	(311)
Related party loan payable	-	-	(218)
	4,289	(362)	(397)
Investing activities
Expenditures on mineral properties	(3,899)	(1,411)	(1,899)
Net proceeds from water rights sale	1,000	1,868	5,685
Sale of marketable securities	830	-	-
Reclamation bonds	-	-	28
	(2,069)	457	3,814
Effect of foreign exchange on cash	(1)	(25)	(31)
(Decrease) increase in cash and cash equivalents	141	(1,111)	1,765
Cash and cash equivalents, beginning of year	701	1,812	47
Cash and cash equivalents, end of year	$842	$701	$1,812

Supplemental cash flow information
Exploration expenditures included in accounts payable	$(27)	$41	$27
Interest paid in cash	$-	$76	$46
Shares issued for interest	$-	$-	$45
Shares issued in settlement agreements	$27	$-	$-

The accompanying notes form an integral part of these consolidated financial statements.

88

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

•

Mineral properties: Judgment is required in assessing whether certain factors would be considered an indicator of impairment. Both internal and external information is considered to determine whether there is an indicator of impairment present and, accordingly, whether impairment testing is required;

•

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

•

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

•	otherwise, they are classified at fair value through profit or loss ("FVPL").

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

Outstanding payments due under the five option agreements by year are as follows:

•      $193 due in 2021 (paid);

•      $193 due 2022;

•      $201 due in 2023;

•      $50 due in years 2024 to 2028.

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

Aggregate payments to maintain the two option agreements by year are as follows:

 •       $20 due 2019 (paid);

 •       $80 due in 2020 (paid);

 •       $100 due in 2021 (paid);

 •       $150 due in 2022; and

 •       $250 each due in 2023 and 2024.

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

•	issuing 8,000,000 common shares of the Company on closing;
•	making annual lease payments on the Properties after 2021;
•	incurring CAD$150 of exploration expenditures on the Chaco Bear Property and CAD$50 of exploration expenditures on the Ashton Property before the end of 2021 for CAD$200 (paid);
•	incurring exploration expenditures of at least the value of the annual assessment multiplied by 1.5 for periods after 2021;
•	paying CAD$1,500 for the Chaco Bear Property and CAD$1,000 for the Ashton Property on or before 4 years from the closing, which amounts are payable in cash or common shares of the Company; and
•	making annual advance royalty payments in the fourth and fifth year from the closing in the amounts of CAD$250 on the Chaco Bear Property and CAD$150 on the Ashton Property.

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

•	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.
•	Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 - Inputs that are not based on observable market data.

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